Form 20-F
period 2014-09-30
Tarsis Resources Ltd.
filed 2015-02-03
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Tarsis Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 410-325 Howe  Street, Vancouver, British Columbia, Canada V6C 1Z7

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           59,640,444 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐      No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer    ☐

Accelerated filer    ☐

Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other  ☐

by the International Accounting Standards Board  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒   N/A ☐

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Tarsis is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 117

- 2 -

Tarsis Resources Ltd.

Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

INTRODUCTION

Tarsis Resources Ltd. (“Tarsis” or the “Company”) was incorporated in Alberta under the Business Corporations Act (Alberta) on October 21, 2005 under the name Tarsis Capital Corporation. The Company was originally classified as a Capital Pool Corporation ("CPC") and completed is qualifying transaction on July 16, 2007. On April 25, 2008, Tarsis continued into British Columbia under the Business Corporations Act (British Columbia) and changed its name to the current Tarsis Resources Ltd. on June 17, 2009.

BUSINESS OF TARSIS RESOURCES LTD.

Tarsis Resources is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Tarsis Resources' properties.  All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. The Company has not reported any revenue from operations since incorporation.  As such, Tarsis Resources is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Marc G. Blythe	President, CEO and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Mark T. Brown	Chief Financial Officer and Corporate Secretary	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Adrian Fleming	Director	Apartment 3, 456 Remuera Road Remuera, Auckland, New Zealand 1050

Craig Lindsay	Director	888 Dunsmuir Street Suite 1100 Vancouver, B.C. V6C 3K4

Jason Weber	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

The Company’s auditor is Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G5. Davidson & Company LLP has been auditor of the Company since inception.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Tarsis”, “the Company”, “Issuer” and “Registrant” refer collectively to Tarsis Resources Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended September 30, 2014, 2013 and 2012, were derived from the consolidated financial statements of the Company which have been audited by Davidson & Company LLP, Chartered Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The financial data for the eleven months ended September 30, 2011 and the year ended October 31, 2010 has also been derived from the consolidated financial statements of the Company as audited by Davidson & Company LLP, although the consolidated financial statements and auditors’ report are not included in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS). The Company’s transition date to IFRS was October 1, 2011 and this required the restatement for comparative purposes of amount reported by the Company for the eleven months ended September 30, 2011. Table No. 2a includes prior years’ statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year Ended 9/30/14	Year Ended 9/30/13	Year Ended 9/30/12	Eleven Months Ended 9/30/11

Revenue	$0	$0	$0	$0
Interest and Other Income	$2	$4	$2	$27
Net Loss	($4,118)	($1,317)	($1,320)	($1,203)
Total Comprehensive Loss	($4,089)	($1,321)	($1,347)	($1,179)
Basic and Diluted Loss Per Share	($0.08)	($0.03)	($0.04)	$(0.05)
Dividends Per Share	$0	$0	$0	$0
Wtg. Avg. Shares (000)	48,861	39,815	30,522	25,805
Working Capital	$95	($88)	$930	$230
Mineral Properties	$4,086	$7,203	$7,268	$6,558
Long-Term Debt	$0	$0	$0	$0
Shareholder’s Equity	$3,651	$6,622	$7,741	$6,792
Total Assets	$4,327	$7,248	$8,375	$6,989

Table No. 2a

Selected Financial Data

Canadian GAAP

(CDN$ in 000, except per share data)

Year Ended 10/31/10

Revenue	$0
Interest and Other Income	$1
Net Loss	($1,219)
Net Loss Per Share	($0.07)
Dividends Per Share	$0
Wtg. Avg. Shares (000)	17,086
Working Capital	$1,074
Mineral Properties	$4,728
Long-Term Debt	$0
Shareholder’s Equity	$5,802
Total Assets	$5,899

US GAAP Net Loss	($1,731)
US GAAP Loss Per Share	($0.10)
US GAAP Wtg. Avg. Shares	17,086
US GAAP Equity	$2,518
US GAAP Total Assets	$2,636
US GAAP Mineral Properties	$1,464

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/14	$ 1.11	$ 1.16	$ 1.06	$ 1.16
Year Ended 12/31/13	1.04	1.07	0.98	1.06
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00

Three Months Ended 12/31/14	$ 1.09	$ 1.10	$ 1.07	$ 1.07
Three Months Ended 9/30/14	1.11	1.12	1.06	1.09
Three Months Ended 6/30/14	1.14	1.16	1.12	1.16
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11

Three Months Ended 12/31/13	$ 1.05	$ 1.07	$ 1.03	$ 1.06
Three Months Ended 9/30/13	1.05	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02

Three Months Ended 12/31/12	$ 1.00	$ 1.00	$ 0.98	$ 1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02
Three Months Ended 3/31/12	1.00	1.03	0.98	1.00

December 2013		$ 1.16	$ 1.13	$ 1.16
November 2013		1.14	1.12	1.14
October 2013		1.13	1.12	1.13
September 2014		1.12	1.09	1.12
August 2014		1.10	1.09	1.09
July 2014		1.09	1.06	1.09

The exchange rate was $1.16 on December 31, 2014.

Statement of Capitalization and Indebtedness

Not applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company.

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company's mineral properties are at the exploration stage and all of the Company's exploration expenditures may be lost.

The Company is at the exploration stage on all of its properties and substantial additional work and expenditures will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The mineral industry is highly competitive.

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit.

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

The Company's mineral exploration activities are subject to substantial government regulatory requirements.

Exploration operations are affected by various government regulations relating to resource operations, including the acquisition of land, pollution control and environmental protection, waste disposal and toxic substances, and safety.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

On the Federal, Provincial/Territorial and State level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company’s title to its properties may be disputed by third parties which could result in the loss of title to its properties.

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Changes to Mexican Mining Taxes

New Federal Mexican laws regarding mining taxes and royalties took effect on January 1, 2014. The changes include an additional 0.5% royalty on gross revenues from precious metal production and a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization (“EDITDA”). The new law also increases annual taxes on certain inactive exploration concessions by 50-100%. These changes may result in increased holding costs to the Company for its existing mineral concessions, and the new taxes and royalties may also materially and adversely affect the potential to define economic reserves on any Mexican properties. These changes may result in the Company’s Mexican properties being less attractive to potential optionees or joint-venture partners and the Company may reduce in size, or relinquish outright, some or all of its Mexican exploration projects.

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2014. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future.

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.

In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations.

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Marc G. Blythe and Chief Financial Officer Mark Brown.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest.

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of acquiring and exploring mineral properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common  shares, or any  gain  realized  upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and  ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the company or its directors, controlling persons and officers.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  United States citizens may be required to petition Canadian Courts to enforce civil judgments obtained in the United States. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than $5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Tarsis' executive office is located at:

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7

Telephone: (604) 687-3520 ext 227

Facsimile: (888) 889-4874

E-Mail: info@tarsis.ca

Website: www.tarsis.ca

The Contact person in Vancouver is Marc Blythe, President and CEO.

The Company currently leases its corporate office space in Vancouver from Pacific Opportunity Capital Ltd., a related party, under a month to month, verbal agreement.

The Company’s fiscal year ends September 30th. From inception through fiscal 2010, the Company’s fiscal year ended October 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "TCC".

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2014, the end of the most recent fiscal quarter, there were 59,640,444 common shares and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Business Corporations Act (Alberta) under the name "Tarsis Capital Corp." on October 21, 2005. The Company continued into British Columbia under the Business Corporations Act (British Columbia) on April 25, 2008 and changed its name to "Tarsis Resources Ltd." on June 17, 2009.

The Company presently has one wholly owned subsidiary, Minera Tarsis S.A. de C.V., incorporated in Mexico.

Currently, the Company conducts mineral exploration in Canada, Mexico and the United States.

History and Development of the Business

The Company was originally incorporated as a Capital Pool Company (“CPC”) under the policies of the TSX Venture Exchange, and began trading on the TSX Venture Exchange on March 1, 2006 under the symbol "TCC".

On April 27, 2007, the Company entered into a Letter of Intent with Almaden Minerals Ltd. and its subsidiary Minera Gavilan SA de CV to acquire certain mineral property interests held by Almaden and Gavilan located in the Yukon Territory and Mexico. These interests included 6 mineral properties (MOR, Cabin Lake, Caribou Creek, Meister River, Tim/Wolf, and Goz Creek) in the Yukon Territory and 1 property (Erika) located in Mexico. Consideration for the acquisition was the issuance of 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. Tarsis also agreed to issue an additional 500,000 common shares to Almaden if an arms-length third party optioned one of the properties within 24 months of the closing date of the acquisition agreement and agreed to expend a minimum of $500,000 in exploration expenditures. A formal acquisition agreement was dated July 16, 2007, and represented the Company’s Qualifying Transaction under TSX Venture Exchange Policy 2.4. TSX approval was received on July 30, 2007.

In September 2007, the Company announced it had entered into an option agreement with ACME Resources (formerly known as International KRL Resources Corp.) where ACME could earn a 60% interest in the Tim property from Tarsis by issuing Tarsis 1,000,000 common shares of ACME and completing $3,000,000 in exploration expenditures before September 10, 2011. This agreement and ACME's exploration spending triggered the bonus share clause in the acquisition agreement of the Tim property from Almaden. Therefore, an additional 500,000 common shares of Tarsis were issued to Almaden in Fiscal 2008. In November 2010, ACME withdrew from the option agreement and returned the Tim property to Almaden. During the option period ACME increased the size of the property, by staking, to approximately 6,000 hectares and 288 claims.

In June 2008, the Company agreed to acquire a 100% interest in the Prospector Mountain gold-silver-copper property in the Yukon from Almaden Minerals. Consideration for the acquisition was 100,000 common shares of Tarsis, $30,000 cash, and a 2% net smelter royalty to Almaden. Tarsis will also issue an additional 500,000 common shares to Almaden upon receipt of a positive bankable feasibility study for the property. The acquisition of the property was completed in February 2009.

In December 2009, the Company announced that it had signed an option agreement with Silver Quest Resources Ltd. whereupon Silver Quest could earn up to a 70% interest in Tarsis' Prospector Mountain project. Silver Quest could earn an initial 60% interest in the project by spending $4,000,000 in exploration, issuing Tarsis 1,000,000 common shares, and paying Tarsis $300,000 cash, all staged over 4 years. During the fiscal year ended September 30, 2012, the Company and Silver Quest amended the option agreement. Silver Quest assigned all of its rights and interest in the property to Independence Gold Corp in connection with a proposed plan of arrangement between the two companies. Independence returned the property to the Company in April 2012.

In fiscal 2009, Tarsis announced an agreement with Strategic Metals Ltd. to acquire a 100% interest in two mineral properties in the Yukon. The properties are the Highway Property, which is an extension to Tarsis' existing MOR property, and the Cord Property. Consideration for the acquisitions was 10,000 common shares of Tarsis and a 2% NSR to Strategic.

In fiscal 2010, the company acquired a 100% interest in the White River gold property in the Yukon by staking. The Caribou Creek property was written-off as the Company did not carry out an exploration in 2009 and 2010 and determined it was unlikely to attract an exploration partner.

In April 2011, the Company closed a private placement of 2,710,891 common shares for gross proceeds of $1,626,535. The entire placement was sold to Kinross Gold Corp., which represented an approximately 9.9% ownership interest in the Company. The Company also granted Kinross the right to maintain the percentage ownership interest through its participation in any future financings by the Company.

During the eleven months ended September 2011, the Rosie, Burns and Rogue properties in the Yukon were acquired by staking. The Dawson Gold, Cabin Lake, and Cord properties were written-off after the Company’s early stage exploration determined the properties were unlikely to attract an optionee to perform additional exploration. The Dawson Gold project was later transferred to Rackla Metals Inc. for a one-time cash payment of $10,000.

In April 2012, the Company signed an option agreement with Driven Capital Corp. for the White River Property. Driven could earn a 60% interest in the property by completing $4,250,000 in exploration and making cash payments and issuing shares to the Company. Driven completed the first phase of a diamond drill program before returning the property to the Company in February 2013.

In February 2013, the Company optioned its Erika property in Mexico to Osisko Mining Corporation. Osisko can earn up to a 75% interest in the property by expending $4,000,000 on the property over 4 years, making $1,000,000 in cash payments to Tarsis, and funding and delivering a Feasibility Study. In December 2013, Osisko returned the property to the Company.

In June 2013, the Company finalized the purchase of an additional 7 gold exploration properties from Almaden Minerals Ltd. Under the agreement, the company will own a 100% interest in 5 properties in Mexico and 2 in Nevada in exchange for issuing 4,000,000 common shares to Almaden and granting a 2% NSR on any production from the projects. The Company will also issue an additional 200,000 shares to Almaden for each new property acquired within the area of influence surrounding each of the 7 properties, and issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Business Overview

The Company currently has interests in mineral exploration projects located in the states of Guerrero and Nayarit, Mexico, the Yukon Territory, Canada, and Nevada, USA. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations are not seasonal as the Company can conduct certain exploration activities on its properties year-round. To date, the Company’s revenue has been limited to property option payments from optionees of certain of its mineral properties, interest on its cash balances, and sale of marketable securities and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s current exploration projects.

The Company currently has property interests in Mexico, Canada, and the United States. The following information is an overview of the government requirements which apply to mineral exploration in each nation.

In Canada, mining law is a provincial or territorial matter. Maintaining a mineral property requires annual assessment work or cash in lieu of work. Prior to starting a work program, an application describing the program is submitted to the government authorities and this is then distributed for comment to various departments for review, such as fisheries or forestry that may discern impact from the proposed work. The government has an obligation to consult with First Nation groups in the area that may have a land claim over the mineral claims, but this consultation is often delegated to the Company to handle. A memorandum of understanding may have to be negotiated with the First Nation before the government will issue a permit to work. If there is to be any environmental impact, an appropriate reclamation amount is determined and a bond is posted by the Company for this amount before the permit is issued.

In the U.S., federal mining laws govern mining claims on federal land, including land administered by the Bureau of Land Management (“BLM”). A payment of US$140 per claim is payable to the BLM by September 1 of each year per twenty acre mining claim.  This is filed in advance for the upcoming assessment year.  Prior to any exploration activity, an Exploration Plan is submitted to the BLM that outlines the work program and describes any proposed land disturbance. Reclamation plans are also submitted and an appropriate bond to ensure such reclamation is done may have to be provided before the permit is issued.

In Mexico, mining law is a federal matter.  The government requires annual assessment work and expenditures per hectare which increase with the size and age of the claim.  Under the tax reforms effective January 1, 2014, if a concession holder has not conducted exploration or exploitation activities during a two-year period, the concession holder would have to pay an additional 50% of the taxes payable per hectare if within the last 11 years, and an additional 100% of the taxes payable if after year 12.  Land taxes per hectare also have to be paid by January 31 and July 31 each year.  Both amounts are subject to inflation accounting and the inflation adjustment number for each fiscal period is published in the official gazette. Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control.  This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120); prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction.

Mineral Properties

The Company currently has interests in 12 mineral exploration properties, including 1 property in Guerrero State, Mexico; 4 properties in Nayarit, Mexico; 5 properties in the Yukon Territory, Canada; and 2 properties in Nevada, USA. All of the Company's properties are currently at the exploration stage.

The Yago Property has been classified as a “Key” properties and is currently subject to the most advanced exploration programs and has the greatest current potential for interest by a mid to large-sized resource company as a venture partner or acquirer. The remaining 11 properties are classified as “Growth Pipeline” properties, as the exploration programs on pipeline properties are at an early stage and/or are being offered to potential optionees.

Key Property

Yago Property

The Yago Property is an approximate 22,000 hectares gold-silver exploration project located in Nayarit State, Mexico. The Company has a 100% interest in the property, subject to a 2% NSR.

The project is at the exploration stage and currently does not contain proven mineral reserves.

Sierra Madre Occidental
Hermosillo
Chihuahua
Mexico
Pacific Ocean
Torreon
Monterrey
Culiacan
Durango
Mazatlan
Puerto Vallarta
Guadalajara
Gulf of Mexico
Mexico City
Acaponeta
Tecuala
Nayarit State
Yago Project
Santiago Ixcuintla
TEPIC
Compostela
Puerto Vallarta
0
500
kilometres

How Acquired

Under an agreement dated June 10, 2013 between the Company and Almaden Minerals, the Company acquired a 100% interest in 7 mineral properties, including Yago, in exchange for 4,000,000 common shares at a price of $0.055 per share, and a 2% NSR on any production from the properties.

In addition, an area of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company. in return the Company will issue 200,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

The claims which comprise the property are as follows:

Claim Name	Type	Title	Hectares	Initial Date	Expiry Date
La Sarda	Exploitation	162577	9.0000	7-Jul-78	6-Jul-28
Sagitario	Exploitation	219840	96.7719	22-Apr-03	21-Apr-53
La Guadalupe	Exploitation	180099	18.0000	23-Mar-87	22-Mar-37
La Cucaracha	Exploitation	194422	84.0000	30-Dec-91	29-Dec-41
Yago I	Exploitation	200955	465.7668	17-Oct-94	16-Oct-44
Ampliacion La Sarda	Exploitation	226221	9.0000	2-Dec-05	1-Dec-55
Nuevo San Juan	Exploitation	218233	35.5989	17-Oct-02	16-Oct-52
La Nueva Magnolia	Exploitation	218232	9.0000	17-Oct-02	16-Oct-52
Amp. La Nueva Magnolia	Exploitation	218227	16.0000	17-Oct-02	16-Oct-52
Amp. Nuevo San Juan	Exploitation	218254	6.4169	17-Oct-02	16-Oct-52
Don Alonso	Exploitation	213559	21.7568	18-May-01	17-May-51
Tepic 4	Exploitation	219437	14.9151	6-Mar-03	5-Mar-53
Tepic 3 Fraccion I	Exploitation	220036	34.9507	27-May-03	26-May-53
Tepic 3 Fraccion II	Exploration	220037	27.0496	27-May-03	26-May-53
Tepic 5	Exploration	220289	13.0882	3-Jul-03	2-Jul-53
Tepic 7	Mining	228596	1,869.9784	12-Dec-06	11-Dec-56
Yago F. 1	Mining	234677	11,142.8165	29-Jul-09	28-Jul-59
Yago F. 2	Mining	234678	842.9327	29-Jul-09	28-Jul-59
Yago F. 3	Mining	234679	116.5347	29-Jul-09	28-Jul-59
Yago Sur	Mining	234681	5,858.3892	29-Jul-09	28-Jul-59
Gallo	Mining	227010	889.9282	11-Apr-06	10-Apr-56
As De Oro	Exploration	220288	75.6976	3-Jul-03	2-Jul-53
Gallo 2 Fraccion I	Mining	227086	22.0000	4-May-06	3-May-56
Gallo 2 Fraccion II	Mining	227087	17.4541	4-May-06	3-May-56
Gallo 3	Mining	227139	23.4486	17-May-06	16-May-56
El Gallo De Oro	Mining	228416	11.3263	22-Nov-06	21-Nov-56
Gallo 4	Mining	236662	1,075.7480	6-Aug-10	5-Aug-60
Mina Maria	Exploration	213537	90.6600	18-May-01	17-May-51

Location and Access

Yago is located in Nayarit State, Mexico, approximately 100 kilometers northeast of Puerto Vallarta and 50 kilometers north of the State capital of Tepic.

Access is via Highway 15, the major north-south highway along Mexico’s West Coast, to the area around the property and the town of Yago via approximately 7 kilometers of paved road from Highway 15. Access to most areas of the property is provided by secondary roads and trails. A main railroad crosses the property, and there is electric service via powerlines from the town of Yago. Limited supplies are available in Yago, while labor and supplies are available from Tepic and the surrounding municipality.

The property lies in the coastal lowlands of Mexico’s west coast. Agriculture is the primary industry in the area, including cattle ranching throughout the area of the property. The climate is tropical and has both wet and dry seasons. The wet season typically begins in late June, and extends to October. Although the weather remains mostly sunny, intense rainstorms, sometimes daily, can lead to large amounts of precipitation and flash flooding.

Regional Geology

The region lies within the Sierra Madre Occidental, a belt of volcanic rocks overlying and intruding Precambrian to Jurassic basement rocks, which runs along western Mexico for approximately 1,500 kilometers and averages 250 kilometers wide. Several large precious metal provinces are located within the Sierra Madre Occidental.

Property Geology

The property covers a large area of hydrothermal alteration and hosts numerous gold-silver bearing, low sulphidation epithermal vein showings and artisanal mine workings which are concentrated in two area of the properties. These areas are known as La Sarda and La Tejona, and both feature a high-level epithermal environment.

At La Sarda, at least four sub-parallel gold-silver bearing quartz-adularia vein structures have been identified within a 2,000 by 1,500 meter area. These vein structures have been mined historically to some degree. At La Tejona, a number of historical shafts and adits have been excavated, but little is known about the historical production.

Exploration History

The property was originally mined during the Spanish period, and then resumed by a Japanese company in the late 1800’s to the early 1900’s. The operations were believed to have ceased due to the Mexican revolution around 1910. Limited underground mining was conducted by a Mexican mining company at La Sarda from 1995 to 2000. Workings extended to a depth of approximately 100 meters below surface.

Almaden acquired the majority of the property in 1997 through both acquisition agreements and staking. The La Sarda portion was purchased by Almaden after mining operations ceased in 2000. Only sporadic exploration has been conducted by optionees between 1997 and 2008.

An optionee completed 7 widely spaced reverse-circulation drill holes totaling 975 meters in 1998 to test known vein structures and anomalous gold soil zones. A brief diamond drill program of 3 holes was conducted in 2000, but the program was discontinued after only 525 meters were completed due to drilling difficulties. Additional diamond drilling was completed in 2002/2003 at La Sarda. A total of 1098 meters in six holes tested the down-dip and strike extent of the La Sarda-San Juan vein. The holes were drilled along the strike of the vein for approximately 450 meters and intersected the vein structure up to 135 meters downdip of the lowest workings on the vein. The structure remained open at depth and extended approximately 170 meters northwest of the known workings.

In 2007, a 3000 meter diamond drill program was planned, but only 10 shallow holes totaling 945 meters were completed due to technical difficulties. The program returned intercepts of between 0.90 to 2.40 meters grading 0.24-1.29 g/t gold and 2.1 to 152 g/t silver. The results were interpreted to be the upper level of a gold-silver epithermal system. Trenching also discovered new silver-rich gold veins in the Sagitario area of the property

Current and Anticipated Exploration

The work performed by Almaden and the various optionees at La Sarda and La Tejona has identified surface and subsurface mineralization intermittently over 3 square kilometers and 2.5 square kilometers, respectively. The Company commenced exploration on both historical locations on the project in August 2013.

La Tejona Prospect

The La Tajona Prospect is defined by a fairly well constrained gold-in-soil geochemical anomaly which trends north-easterly. Preliminary mapping and sampling has been conducted along the La Tejona Trend over approximately 1,600 meters, primarily focusing on historically documented outcrops with little or no recorded sample data. Mapping and prospecting has identified at least four different structural orientations within the trend.

Anomalous response tapers to the northeast into a valley bottom and beneath cover rocks. Prospecting along the surface trace of the main gold anomaly by prior operators indentified intermittent accumulations of quartz vein float, subcrop and outcrop in excess of 10 meter widths at a number of locations. The largest concentrations of this material are contained within the southern portion of the anomaly but very little to sampling of this material is documented. A possible reason is that most material appears to be chalcedonic/opalescent in character and more indicative of silica disposition above the gold rich zones in these types of systems.

At the northeast end of the main anomalous trend, a 55 meter outcrop exposure of quartz vein material obliquely bisects the gold-in-soil anomaly along a narrow drainage. The vein zone strikes north-northeast to northeast and dips moderately to steeply toward the southeast between 53 and 72 degrees.

The Company collected two series of sawn channel samples across partial outcrop exposures of banded and brecciated epithermal quartz vein material. Significant assay results include:

Trench	Width (m)*	Gold (g/t)	Silver (g/t)
LT-13-01	2.88	3.10	35.6
including	0.85	8.49	29.9
including	0.57	13.65	57.4

LT-13-02	4.83	2.22	50.2
including	2.14	4.34	95.2

* Sawn sample widths are believed to represent approximately 85% of the true vein thickness

The two sample sites were located 12 meters apart and started at or near the hanging wall contact of the vein. LT-13-01 contained 10 samples totaling 5.29 meters while LT-13-02 contained 9 samples for a total of 6.17 meters. Each channel ended in vein material and both series of samples returned elevated gold values in from the last sample collected toward the footwall, indicated that additional sampling is required. Mapping during the site visit suggests the vein zone at this particular location could exceed 15 meters true thickness and the samples collected by the Company only tested a limited portion of the mineralization near the hanging wall contact.

During 2014, the Company conducted additional exploration on the project. Sawn channel sampling was carried out within the northeastern part of the La Tejona trend at a target area referred to as the Caliente Zone (previously known as Creek Zone). Detailed mapping re-interpreted the Caliente Zone as an east-northeast striking zone of intense silicification.

Sampling at the Caliente Zone consisted of 8.9 meters of exposure within an interpreted 12 meters total true thickness. Channel locations were chosen to optimize cuts perpendicular to the main banding orientation. Thirteen cuts were located at differing elevations along a 60 meters section of the zone. Cuts across individual bands and sections of silicification within the zone were projected to a central section and cumulatively interpreted to represent a continuous sample series across the Caliente Zone with the exception of the 3.0 meter gap near the hangingwall contact. The average grade of the 8.9 meters of sawn channel sampling is 4.12 g/t gold and 32.8 g/t silver. Approximately 3.0 meters of the zone is covered by slough and vegetation within a narrow localized drainage and this portion of the zone was not sampled.

Assay results include 3.00 meters grading 11.10 g/t gold and 31.6 g/t silver, which in turn includes 1.35 meters grading 22.34 g/t gold and 36.5 g/t silver. Detailed assays from the sawn channel sampling are shown in the table below:

Sample	Width (m)	Au (g/t)	Ag (g/t)
Q346212	0.65	1.05	12.9
Q346213	0.65	1.52	123.0
Q346214	0.95	0.97	59.9
UNSAMPLED	3.00	-	-
Q346204	0.55	4.92	18.4
Q346205	0.60	0.29	8.3
Q346206	0.85	17.60	26.7
Q346207	0.50	30.40	53.2
Q346208	0.50	0.53	61.0
Q346210	0.85	0.03	1.3
Q346211	0.85	bdl	0.9
Q346222	0.65	0.23	9.5
Q346223	0.65	0.30	29.5
Q346224	0.65	0.64	37.9

•

Widths are interpreted to be true width

•

“bdl” – below detection limit

Sawn samples were approximately 4 centimeters in width, resulting in relatively large samples per interval, which the Company believes improves the reliability of the sampling. Samples were delivered to ALS Minerals at Guadalajara for sample preparation and all analyses were completed in North Vancouver. Gold values were determined using 30 gram fire assay and other elements were analyzed using 51 element ICPMS techniques.

To test the geological continuity of this zone and ore shoot potential beneath the surface sawn channel sampling, the Company completed a seven hole, 663 meter diamond drill program.  The holes tested an 85 meter section of the Caliente Zone to a depth of approximately 100 meter vertical. The zone was intercepted as predicted in all holes and its drilled intervals ranged from 7.33 to 17.09 meters (true thicknesses are approximately 70 to 90% of the drilled intervals).  Anomalous gold and silver values were detected in all holes; however the target intervals did not pierce ore shoot mineralization associated with the sawn channel sampling.  Hole CZDD14-03 intercepted 1.42 m grading 0.5 g/t gold and 25.5 g/t silver from 48 meter depth.

In the central and southern portions of the La Tejona Trend, the main structural zones are marked by a series of parallel high-level opalescent silica boulder trains with lesser crustiform banded silica and hematitic breccias.  The best exposures occur within the highest elevation portions of the ridge system defining the structural trend.  Two main silica trains are apparent ranging from tens of cm thick to roughly 10 meters thickness.  They are approximately 100 meters apart and have been traced along strike intermittently for 550 meters.  Narrower veins, less than a meter in thickness, occur between the two main zones and on either side. Significant results from samples collected along a 400 meter portion of the trend are tabulated below.

Main Structure	Secondary Structure	Chip Sample (Y/N)	Thickness (m)	Au (g/t)	Ag (g/t)

Q346339		Y	0.40	12.70	96
Q346329		Y	0.35	14.60	100
Q346340		Y	0.35	6.31	59
	Q346341*	Y	0.03-0.10	1.57	44
	Q346334	Y	0.08	3.79	-
	Q346333	N	0.35	3.53	52
Q346335		N	0.20	1.84	88
Q346336		N	0.25	1.32	74
Q346337		Y	1.25	0.65	-
Q346338		Y	1.25	1.00	32
	Q346322	Y	0.15	3.77	692

* Compilation of 8 veins collected across 15 m section of old trench

Deep pit soil sampling at the south-western end of the La Tejona Trend in an area referred to as the Florencio Zone identified highly elevated gold values, ranging from 0.096 to 0.499 g/t gold and averaging 0.289 g/t from seven contiguous pits. The pits were excavated at roughly 10 meter spacing across a 160 meter section interpreted to coincide with the buried southern extension of the central gold-bearing La Tejona structural zone.

The Florencio Zone is situated at a similar elevation to the Caliente Zone 1,600 meters to the northeast.  Samples of high-level silicification were collected from insitu and locally weathered material approximately 30 meters and 180 meters along strike to the northeast, respectfully.  The nearest exposure to the Florencio Zone was identified in a road cut and consists of 0.45 meter of opalescent silica and hematized clay altered andesite within a northerly trending vertical structure.  A channel sample across the exposure returned 0.66 g/t Au.  Similar material sampled in an earlier program across a 6 meter portion of a 15 meter wide boulder train 150 meters to the northeast, yielded 0.42 g/t Au.

A new discovery was made while prospecting east of the La Tejona Trend in an area where no previous work has been documented.  The Vaca Blanca Zone is located approximately 800 meters east of the central La Tejona Trend and is defined by a series of massive high-level silicification boulder trains approximately 5 to 7 meters wide within a low lying field.  Smaller zones of crustiform banded quartz material and lesser hematized breccia material are also observed among the boulder trains.  One sample of silica-clay altered material with localized hematized breccia and minor dark bands returned 6.31 g/t gold and 58.9 g/t silver.

The Company believes the mineralization within the Caliente Zone at this particular location within the 1,600 meter long La Tejona Trend is relatively high level but very near the top of the fertile part of the epithermal system. This target is considered a high priority given the thickness of the alteration zone and the tenor of the mineralization at surface.

La Sarda

At La Sarda, at least four sub-parallel northeast trending vein structures have been identified and intermittently explored by prior operators. The La Experanza Vein was the focus of the Company’s 2013 orientation at La Sarda and was designed to follow up a number of recent chip samples taken along strike from the site of historical gold-silver production. Of the three veins previously mined, the La Esperanza was the least developed with reported production of approximately 3,000 tonnes. The average width of the vein mined was 1.2 meters and the average grade was reported to be 8.13 g/t gold and 68.73 g/t silver based on 308 samples collected underground. The La Esperanza Vein exhibits steep dips ranging from 70 to 80 degrees to the southeast.

Three historical sample sites were located along a 600 meter section of the La Esperanza Vein which has a known extent of 1,200 meters. Sites Esp A and C are located 500 meters along strike from the known past production and site Esp 67 is located 150 meters southwest of the production adits.

Sawn channel samples were completed along vein zones ranging from between 0.55 and 3.55 meters. Significant assay results include:

Trench	Width (m)*	Gold (g/t)	Silver (g/t)
Esp C	3.55	2.42	16.7
including	1.25	4.82	32.9

Esp A	0.55	6.06	36.0
including	0.27	10.50	61.1

Esp 67	0.90	7.46	94.9
including	0.52	10.40	92.5

* Sawn sample widths are believed to represent true vein thickness

Sawn samples were approximately 4 centimeters in width, resulting in relatively large samples per interval, which the Company believes improves the reliability of the sampling. Samples were delivered to ALS Minerals at Guadalajara for sample preparation and all analyses were completed in North Vancouver, British Columbia. Gold values were determined using 30 gram fire assay and other elements were analyzed using 51 element ICPMS techniques.

In fiscal 2015, the Company will be seeking to option the property to a partner who can advance to the next phase of exploration.

Growth Pipeline Properties

Guerrero State, Mexico

Erika Property

The Erika Property is located in Guerrero State, Mexico and covers approximately 16,000 hectares. The Company currently has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”).

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including Erika, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. The property consists of two registered claims held by the Company’s Mexican subsidiary, Minera Tarsis S.A. de C.V. The details of each claim are in the following table:

Claim Name	Type	Hectares	Initial Date	Expiry Date
Erika	Exploration	15,337.5511	8-Jul-04	7-Jul-54
Erika Dos	Exploration	460.0000	3-Dec-03	2-Dec-53

Option Agreement

Under an option/joint venture agreement dated January 17, 2013, the Company granted Osisko Mining Corporation (“Osisko”) the right to earn up to a 75% interest in the property by funding exploration and making cash payments to the Company.

Osisko could earn an initial 51% interest in the Erika property by making a total of US$1,000,000 in cash payments and US$4,000,000 in cumulative exploration work expenditures under the following schedule:

	Cash (US$)		Cumulative Exploration Work Commitments (US$)
Upon Signing	$50,000	Paid	-
By January 28, 2014	100,000		$500,000
By January 28, 2015	150,000		$1,250,000
By January 28, 2016	300,000		$2,250,000
By January 28, 2017	400,000		$4,000,000

Total	$1,000,000

Osisko could elect to accelerate these payments at its option in order to earn-in their interest sooner. After Osisko earned the initial 51%, they could elect to earn an additional 24% interest (total 75% interest) by funding and delivering a Feasibility Study.

Osisko served as the operator of the project during the initial earn-in phase and during the joint-venture as long as it has at least a 50% interest in the project. On December 18, 2013, Osisko terminated the option agreement.

Location and Access

The property is located in Guerrero State in southern Mexico, approximately 200 kilometers south of Mexico City and 150 kilometers north of Acapulco, in the Guerrero Gold Belt.

Access is provided by the paved Federal Highway 95 which runs through the eastern boundary of the property and connects Mexico City and Acapulco. A network of paved and gravel roads provide vehicle access to approximately 50% of the property. The claims are centered on the village of Coacoyula, and the town of Maxela is also located on the property. Both Coacoyula and Maxela have electric power and a ready workforce. The Company rents storage facilities in Coacoyula and has rented larger buildings when work programs are underway. Water is available from a river several kilometers south of the property and is trucked to drill sites as needed.

Regional Geology

The property lies within the Guerrero Gold Belt, which extends north of Acapulco and hosts several known gold deposits. The property lies on the Guerrero-Morelos Platform, which consists of over 2,000 m of Mesozoic carbonate rocks unconformably overlaying Early Cretaceous to Late Jurassic island arc sequences of Guerrero Terrane. The Guerrero-Morelos Platform is bounded to the south by the Xolapa metamorphic core complex, and to the north it is covered by Trans-Mexican Volcanic Belt magmatic rocks.

Property Geology

Massive and fossiliferous, to locally silty banded limestone of the Cretaceous Morelos Formation are overlain by interbedded sandstones, siltstones, and mudstones of the Mezcala Formation.

The Mesozoic sedimentary sequence strikes generally to the north, and is overlain by a thin package of Tertiary felsic volcanic rocks. The felsic volcanic unit consists of brecciated volcaniclastics containing fine-grained, angular to sub-rounded lithic fragments, quartz phenocrysts, with rare pumice fragments.

Silicification, argillic alteration, and dolomitization are the main styles of hydrothermal alteration on the Property, which includes several areas of intense clay-sulphate alteration, from which clay has been mined for industrial applications, including ceramics. Small-scale mining for mercury is recorded to have taken place in the 1940’s.

Gold mineralization is hosted in a dirty calcareous siltstone-mudstone, which overlies a thick package of Cretaceous aged limestone. Zones with elevated gold response coincide with visually evident decarbonatization, accompanied by multi-phase calcite veining and the presence of arsenic. Medium to coarse-grained crystalline diagenetic pyrite is also disseminated throughout the siltstone. The mineralization appears to be largely stratabound although there are a number of crosscutting structural features in proximity to the decarbonatized and mineralized intervals.

Exploration History

The property was initially staked by Almaden in the early 1990's after prospecting revealed evidence of epithermal mineralization. Mercury was historically mined on the property, and geochemical surveys revealed elevated levels of mercury, arsenic and antimony. Almaden Minerals Ltd. carried out induced polarization (IP) and Natural Source Audio-Frequency Magneto-Teluric (NSAMT) geophysical surveys over areas where prospecting, alteration mapping and soil geochemical surveys outlined mineralization and alteration.

A limited 7 hole drill program was conducted in 1997 targeting IP geophysical anomalies. Up to 1 g/t gold was returned from this drill program. Additional exploration and evaluation suggested that the subsequent NSAMT survey and more comprehensive soil surveys conducted in 2006 were more successful in identifying the targets of interest than the earlier IP work. These targets were drilled during the first phase of a diamond drill program by Tarsis in 2010 and 2011.

During 2008, the Company conducted early stage prospecting and reconnaissance work, including geochemical surveys. The Company completed detailed analysis of the data in order to clearly present the geology, geochemistry, and geophysics, which identified a number of drill ready targets. At the end of March 2011, the Company announced that 9 drill holes totaling 2,546.1 meters had been completed, In addition, a stream sediment sampling was conducted over unexplored areas of the property, and two soil sample grids were completed over areas where anomalous stream sediment response had bee detected for gold and other key pathfinder elements. Due to encouraging geology observed in the drill holes completed to date, the Company extended the drill program with additional drilling. In total, 4,020.8 meters were drilled.

Once on site, Company personnel reviewed historic diamond drill core from a prior operator and identified sediment-hosted gold mineralization (Carlin style). Additional diamond drilling was conducted to try to expand on the historic mineralization which was evident in one part of one hole. Five diamond drill holes were completed on this target and four of them intersected anomalous gold in a sediment-hosted environment. Results from this program included:

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)

ER-11-09	306.66	307.58	0.92	0.58

ER-11-10	295.67	296.17	0.50	0.94

ER-11-11	Hole lost - redrilled as ER-11-15

ER-11-12	No Significant Assays

ER-11-13	Hole abandoned

ER-11-14	271.50	271.63	0.13	1.05
	273.11	283.39	10.28	1.14
including	279.05	282.65	3.60	2.25
including	280.70	282.65	1.95	2.79

ER-11-15	296.42	299.60	3.18	1.08
including	296.42	297.82	1.40	1.78
	300.12	300.22	0.10	0.89

 * True widths are interpreted to represent 90% of the reported interval.

In addition to elevated gold response in the drill holes analyzed, coincident key pathfinder elements included arsenic, thallium, mercury, antimony, and molybdenum are moderately to strongly elevated with respect to background levels. Base metal values are very low and generally not anomalous for copper, lead or zinc.

In addition to a ground magnetic survey over prospective parts of the property, soil sampling was conducted over two separate areas known as the Maxela grid and the SW grid. Two distinct gold-in-soil anomalies were outlined within the SW grid south of the current drilling. The larger of the two anomalies measures approximately 1100 by 500 meters and trends northeasterly while the second anomaly covers an area roughly 700 by 300 meters and trends north-northeasterly. The anomalies are 600 meters apart and both contain coincidentally elevated arsenic, thallium, mercury, and antimony. Follow-up prospecting on the SW grid recovered 16 rock samples containing various alteration assemblages. Two of the samples returned anomalous gold values from silicified, hematitic carbonate, strongly fractured, locally brecciated and infilled with white clay alteration.

Prospecting in mid-2012 identified in-situ gold-bearing jasperiod breccias, features that are commonly found in Carlin gold systems. Four samples of hematitic jasperoid breccias were collected from outcrop located within the core of one of four discrete gold-in-soil anomalies measuring approximately 600 meters by 300 meters and returned assays ranging from 0.17 g/t to 0.94 g/t gold. The other three soil anomalies are located 500 meters to 1,500 meters away and have received little to no follow up work since being identified. All four soil anomalies feature coincident anomalous arsenic and thallium and are coarsely defined by 200 meter by 50 meter spaced samples.

Osisko optioned the property in January 2013 and commenced exploration as operator in May 2013. During the summer of 2013, Osisko completed detailed geological mapping and geochemical sampling. The work resulted in the identification of specific drill targets, in addition to drill targets already identified and recommended by the Company. Osisko completed a drill program in the fall of 2013, which consisted of eight holes totaling 2,115 meters.

Osisko spent a total of $339,000 on exploration on the property through September 2013, which was before the commencement of the drill program.

Current and Anticipated Exploration

Osisko’s exploration program included mapping at 1:10,000 scale over the entire property and sampling for geochemical analysis of 251 rock chip samples, 289 soil samples, and 18 stream sediment samples. The program also included eight drill holes. Seven drill holes were reverse circulation (RC) holes totaling 1,713 meters and one hole was a diamond drill hole of 402 meters. Drilling targeted three different styles of mineralization at four separate locations. Three of the holes targeted skarn mineralization, three targeted Carlin-style gold mineralization, and two were focused on separate high-sulphidation epithermal targets.

Three holes were drilled at El Rincon between 150 to 400 meters east of drilling conducted by the Company in 2011. These holes targeted Carlin-style gold mineralization, but only one of the three holes reached the intended target at the contact between the Morelos limestone and the Mezcala sediments where gold is decarbonized Mezcala was previously encountered. Hole EK-RC-02 returned 0.12 g/t gold over 2.0 meters from 264 meters, and included elevated arsenic and mercury values. This intersection is located approximately 200 meters east of 2011 drill hole ER-11-14 in a direction believed to be increasingly distal to the feeder structures sourcing the gold mineralization identified in 2011. The other two RC holes drilled at El Rincon were terminated prematurely due to drilling difficulties.

Data analysis, sampling and prospecting by Osisko idendified a previously unknown zone of skarn alteration at the La Onza prospect. Three holes were drilled at La Onza and encountered Mezcala sediments and minor volcanic but none of the three holes intersected the Morelos limestone which is believed to be the most prospective host for skarn style gold mineralization. One hole intersected a diorite intrusion at depth, although the hole passed through the intrusion and ended in Mezcals. Elsewhere in the district skarn gold deposits are known to occur in Morelos limestone near the contact with intrusive rocks.

Two drill holes were directed at high-sulphidation style epithermal targets at the Tierra Colorada and Cieneguita prospects, located 3.5 kilometers apart in the western portion of the property. While no gold values were detected, moderately anomalous mercury values were returned from hole EK-RC-03 at Cieneguita to a depth of 270 meters.

The Company continues to seek to option the property to a partner who can advance to the next phase of exploration on the property. The Company will also evaluate the potential value of the claims relative to the cost of the work commitments required to maintain the property.

Mexico Growth Pipeline Properties

In addition to the Erika property, the Company has classified its three properties in Nayarit, Mexico as Growth Pipeline Properties. These properties are the Gallo de Oro, San Pedro, and Llano Grande properties. The Company has a 100% interest in each of the properties, subject to a 2% NSR, through an agreement dated June 10, 2013 between the Company and Almaden Minerals. The Company acquired the properties in exchange for 4,000,000 common shares at a price of $0.055 per share, and a 2% NSR on any production from the properties. During the fiscal year ended September 30, 2013, the Company determined that the Mezquites property was unlikely to attract an exploration optionee or purchaser and was written off.

In addition to the properties acquired from Almaden, an area of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company. In return the Company will issue 200,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Each of the Mexico Growth Pipeline properties features epithermal style mineralization and is prospective for gold and silver.

The Company continues to seek to option the properties to partners who can advance to the next phase of exploration. The Company will also evaluate the potential value of the claims relative to the cost of the work commitments required to maintain the properties.

Yukon, Canada Growth Pipeline Properties

White River Property

The White River Property is located in the western portion of the Yukon Territory. Currently, the property consists of 308 mineral claims (approximately 6,400 hectares). The Company has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

White River Property Location Map

How Acquired

During fiscal 2010, the Company acquired the White River property through staking. Additional claims were staked in the first quarter of fiscal 2011.

The details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YD87709	WHITE	309	8/22/2011	8/12/2011	1/28/2021
YD87710	WHITE	310	8/22/2011	8/12/2011	1/28/2021
YD87711	WHITE	311	8/22/2011	8/12/2011	1/28/2021
YD87712	WHITE	312	8/22/2011	8/12/2011	1/28/2021
YD87713	WHITE	313	8/22/2011	8/12/2011	1/28/2021
YD87714	WHITE	314	8/22/2011	8/12/2011	1/28/2021
YD87715	WHITE	315	8/22/2011	8/12/2011	1/28/2021
YD87716	WHITE	316	8/22/2011	8/12/2011	1/28/2021
YD87717	WHITE	317	8/22/2011	8/12/2011	1/28/2021
YD87718	WHITE	318	8/22/2011	8/12/2011	1/28/2021
YD87719	WHITE	319	8/22/2011	8/12/2011	1/28/2021
YD87720	WHITE	320	8/22/2011	8/12/2011	1/28/2021
YD87721	WHITE	321	8/22/2011	8/12/2011	1/28/2021
YD87722	WHITE	322	8/22/2011	8/12/2011	1/28/2021
YD87723	WHITE	323	8/22/2011	8/12/2011	1/28/2021
YD87724	WHITE	324	8/22/2011	8/12/2011	1/28/2021
YD87725	WHITE	325	8/22/2011	8/12/2011	1/28/2021
YD87726	WHITE	326	8/22/2011	8/12/2011	1/28/2021
YD87727	WHITE	327	8/22/2011	8/12/2011	1/28/2021
YD87728	WHITE	328	8/22/2011	8/12/2011	1/28/2021
YD87729	WHITE	329	8/22/2011	8/12/2011	1/28/2021
YD87730	WHITE	330	8/22/2011	8/12/2011	1/28/2021
YD87731	WHITE	331	8/22/2011	8/12/2011	1/28/2021
YD87732	WHITE	332	8/22/2011	8/12/2011	1/28/2021
YD87733	WHITE	333	8/22/2011	8/12/2011	1/28/2021
YD87734	WHITE	334	8/22/2011	8/12/2011	1/28/2021
YD87735	WHITE	335	8/22/2011	8/12/2011	1/28/2021
YD58745	WHITE	1	6/23/2010	6/22/2010	1/28/2024
YD58746	WHITE	2	6/23/2010	6/22/2010	1/28/2024
YD58747	WHITE	3	6/23/2010	6/22/2010	1/28/2024
YD58748	WHITE	4	6/23/2010	6/22/2010	1/28/2024
YD58749	WHITE	5	6/23/2010	6/22/2010	1/28/2024

YD58750	WHITE	6	6/23/2010	6/22/2010	1/28/2024
YD58751	WHITE	7	6/23/2010	6/22/2010	1/28/2024
YD58752	WHITE	8	6/23/2010	6/22/2010	1/28/2024
YD58753	WHITE	9	6/23/2010	6/22/2010	1/28/2024
YD58754	WHITE	10	6/23/2010	6/22/2010	1/28/2024
YD58755	WHITE	11	6/23/2010	6/22/2010	1/28/2024
YD58756	WHITE	12	6/23/2010	6/22/2010	1/28/2024
YD58757	WHITE	13	6/23/2010	6/22/2010	1/28/2024
YD58758	WHITE	14	6/23/2010	6/22/2010	1/28/2024
YD58759	WHITE	15	6/23/2010	6/22/2010	1/28/2024
YD58760	WHITE	16	6/23/2010	6/22/2010	1/28/2024
YD58761	WHITE	17	6/23/2010	6/22/2010	1/28/2024
YD58762	WHITE	18	6/23/2010	6/22/2010	1/28/2024
YD58763	WHITE	19	6/23/2010	6/22/2010	1/28/2024
YD58764	WHITE	20	6/23/2010	6/22/2010	1/28/2024
YD58765	WHITE	21	6/23/2010	6/22/2010	1/28/2024
YD58766	WHITE	22	6/23/2010	6/22/2010	1/28/2024
YD58767	WHITE	23	6/23/2010	6/22/2010	1/28/2024
YD58768	WHITE	24	6/23/2010	6/22/2010	1/28/2024
YD58769	WHITE	25	6/23/2010	6/22/2010	1/28/2024
YD58770	WHITE	26	6/23/2010	6/22/2010	1/28/2024
YD58771	WHITE	27	6/23/2010	6/22/2010	1/28/2024
YD58772	WHITE	28	6/23/2010	6/22/2010	1/28/2024
YD58773	WHITE	29	6/23/2010	6/22/2010	1/28/2024
YD58774	WHITE	30	6/23/2010	6/22/2010	1/28/2024
YD58775	WHITE	31	6/23/2010	6/22/2010	1/28/2024
YD58776	WHITE	32	6/23/2010	6/22/2010	1/28/2024
YD58777	WHITE	33	6/23/2010	6/22/2010	1/28/2024
YD58778	WHITE	34	6/23/2010	6/22/2010	1/28/2024
YD58779	WHITE	35	6/23/2010	6/22/2010	1/28/2024
YD58780	WHITE	36	6/23/2010	6/22/2010	1/28/2024
YD58781	WHITE	37	6/23/2010	6/22/2010	1/28/2024
YD58782	WHITE	38	6/23/2010	6/22/2010	1/28/2024
YD58783	WHITE	39	6/23/2010	6/22/2010	1/28/2024
YD58784	WHITE	40	6/23/2010	6/22/2010	1/28/2024
YD58785	WHITE	41	6/23/2010	6/22/2010	1/28/2024
YD58786	WHITE	42	6/23/2010	6/22/2010	1/28/2024
YD58787	WHITE	43	6/23/2010	6/22/2010	1/28/2024
YD58788	WHITE	44	6/23/2010	6/22/2010	1/28/2024
YD58789	WHITE	45	6/23/2010	6/22/2010	1/28/2024
YD58790	WHITE	46	6/23/2010	6/22/2010	1/28/2024

YD58791	WHITE	47	6/23/2010	6/22/2010	1/28/2024
YD58792	WHITE	48	6/23/2010	6/22/2010	1/28/2024
YD29909	WHITE	49	9/8/2010	8/15/2010	1/28/2020
YD29910	WHITE	50	9/8/2010	8/15/2010	1/28/2020
YD29911	WHITE	51	9/8/2010	8/15/2010	1/28/2020
YD29912	WHITE	52	9/8/2010	8/15/2010	1/28/2020
YD29913	WHITE	53	9/8/2010	8/15/2010	1/28/2020
YD29914	WHITE	54	9/8/2010	8/15/2010	1/28/2020
YD29915	WHITE	55	9/8/2010	8/15/2010	1/28/2020
YD29916	WHITE	56	9/8/2010	8/15/2010	1/28/2020
YD29917	WHITE	57	9/8/2010	8/15/2010	1/28/2020
YD29918	WHITE	58	9/8/2010	8/15/2010	1/28/2020
YD29919	WHITE	59	9/8/2010	8/15/2010	1/28/2020
YD29920	WHITE	60	9/8/2010	8/15/2010	1/28/2020
YD29921	WHITE	61	9/8/2010	8/15/2010	1/28/2020
YD29922	WHITE	62	9/8/2010	8/15/2010	1/28/2020
YD29923	WHITE	63	9/8/2010	8/15/2010	1/28/2020
YD29924	WHITE	64	9/8/2010	8/15/2010	1/28/2020
YD29925	WHITE	65	9/8/2010	8/15/2010	1/28/2020
YD29926	WHITE	66	9/8/2010	8/15/2010	1/28/2020
YD29927	WHITE	67	9/8/2010	8/15/2010	1/28/2020
YD29928	WHITE	68	9/8/2010	8/15/2010	1/28/2020
YD29929	WHITE	69	9/8/2010	8/15/2010	1/28/2020
YD29930	WHITE	70	9/8/2010	8/15/2010	1/28/2020
YD29931	WHITE	71	9/8/2010	8/15/2010	1/28/2020
YD29932	WHITE	72	9/8/2010	8/15/2010	1/28/2020
YD29933	WHITE	73	9/8/2010	8/15/2010	1/28/2020
YD29934	WHITE	74	9/8/2010	8/15/2010	1/28/2020
YD29935	WHITE	75	9/8/2010	8/15/2010	1/28/2020
YD29936	WHITE	76	9/8/2010	8/15/2010	1/28/2020
YD29937	WHITE	77	9/8/2010	8/15/2010	1/28/2020
YD29938	WHITE	78	9/8/2010	8/15/2010	1/28/2020
YD29939	WHITE	79	9/8/2010	8/15/2010	1/28/2020
YD29940	WHITE	80	9/8/2010	8/15/2010	1/28/2020
YD29941	WHITE	81	9/8/2010	8/15/2010	1/28/2020
YD29942	WHITE	82	9/8/2010	8/15/2010	1/28/2020
YD29943	WHITE	83	9/8/2010	8/15/2010	1/28/2020
YD29944	WHITE	84	9/8/2010	8/15/2010	1/28/2020
YD29945	WHITE	85	9/8/2010	8/15/2010	1/28/2020
YD29946	WHITE	86	9/8/2010	8/15/2010	1/28/2020
YD29947	WHITE	87	9/8/2010	8/15/2010	1/28/2020

YD29948	WHITE	88	9/8/2010	8/15/2010	1/28/2020
YD29949	WHITE	89	9/8/2010	8/15/2010	1/28/2020
YD29950	WHITE	90	9/8/2010	8/15/2010	1/28/2020
YD29951	WHITE	91	9/8/2010	8/15/2010	1/28/2020
YD29952	WHITE	92	9/8/2010	8/15/2010	1/28/2020
YD29953	WHITE	93	9/8/2010	8/15/2010	1/28/2020
YD29954	WHITE	94	9/8/2010	8/15/2010	1/28/2020
YD29955	WHITE	95	9/8/2010	8/15/2010	1/28/2020
YD29956	WHITE	96	9/8/2010	8/15/2010	1/28/2020
YD29957	WHITE	97	9/8/2010	8/15/2010	1/28/2020
YD29958	WHITE	98	9/8/2010	8/15/2010	1/28/2020
YD29959	WHITE	99	9/8/2010	8/15/2010	1/28/2020
YD29960	WHITE	100	9/8/2010	8/15/2010	1/28/2020
YD29961	WHITE	101	9/8/2010	8/14/2010	1/28/2020
YD29962	WHITE	102	9/8/2010	8/14/2010	1/28/2020
YD29963	WHITE	103	9/8/2010	8/14/2010	1/28/2020
YD29964	WHITE	104	9/8/2010	8/14/2010	1/28/2020
YD29965	WHITE	105	9/8/2010	8/14/2010	1/28/2020
YD29966	WHITE	106	9/8/2010	8/14/2010	1/28/2020
YD29967	WHITE	107	9/8/2010	8/14/2010	1/28/2020
YD29968	WHITE	108	9/8/2010	8/14/2010	1/28/2020
YD29969	WHITE	109	9/8/2010	8/14/2010	1/28/2020
YD29970	WHITE	110	9/8/2010	8/14/2010	1/28/2020
YD29971	WHITE	111	9/8/2010	8/14/2010	1/28/2020
YD29972	WHITE	112	9/8/2010	8/14/2010	1/28/2020
YD29973	WHITE	113	9/8/2010	8/14/2010	1/28/2020
YD29974	WHITE	114	9/8/2010	8/14/2010	1/28/2020
YD29975	WHITE	115	9/8/2010	8/14/2010	1/28/2020
YD29976	WHITE	116	9/8/2010	8/14/2010	1/28/2020
YD29977	WHITE	117	9/8/2010	8/14/2010	1/28/2020
YD29978	WHITE	118	9/8/2010	8/14/2010	1/28/2020
YD29979	WHITE	119	9/8/2010	8/14/2010	1/28/2020
YD29980	WHITE	120	9/8/2010	8/14/2010	1/28/2020
YD29981	WHITE	121	9/8/2010	8/14/2010	1/28/2020
YD29982	WHITE	122	9/8/2010	8/14/2010	1/28/2020
YD29983	WHITE	123	9/8/2010	8/14/2010	1/28/2020
YD29984	WHITE	124	9/8/2010	8/14/2010	1/28/2020
YD29985	WHITE	125	9/8/2010	8/14/2010	1/28/2020
YD29986	WHITE	126	9/8/2010	8/14/2010	1/28/2020
YD29987	WHITE	127	9/8/2010	8/14/2010	1/28/2020
YD29988	WHITE	128	9/8/2010	8/14/2010	1/28/2020

YD29989	WHITE	129	9/8/2010	8/14/2010	1/28/2020
YD29990	WHITE	130	9/8/2010	8/14/2010	1/28/2020
YD29991	WHITE	131	9/8/2010	8/14/2010	1/28/2020
YD29992	WHITE	132	9/8/2010	8/14/2010	1/28/2020
YD29993	WHITE	133	9/8/2010	8/14/2010	1/28/2020
YD29994	WHITE	134	9/8/2010	8/14/2010	1/28/2020
YD29995	WHITE	135	9/8/2010	8/14/2010	1/28/2020
YD29996	WHITE	136	9/8/2010	8/14/2010	1/28/2020
YD29997	WHITE	137	9/8/2010	8/14/2010	1/28/2020
YD29998	WHITE	138	9/8/2010	8/14/2010	1/28/2020
YD29999	WHITE	139	9/8/2010	8/14/2010	1/28/2020
YD30000	WHITE	140	9/8/2010	8/14/2010	1/28/2020
YD30001	WHITE	141	9/8/2010	8/14/2010	1/28/2020
YD30002	WHITE	142	9/8/2010	8/14/2010	1/28/2020
YD30003	WHITE	143	9/8/2010	8/14/2010	1/28/2020
YD30004	WHITE	144	9/8/2010	8/14/2010	1/28/2020
YD30005	WHITE	145	9/8/2010	8/14/2010	1/28/2020
YD30006	WHITE	146	9/8/2010	8/14/2010	1/28/2020
YD30007	WHITE	147	9/8/2010	8/14/2010	1/28/2020
YD30008	WHITE	148	9/8/2010	8/14/2010	1/28/2020
YD30009	WHITE	149	9/8/2010	8/14/2010	1/28/2020
YD30010	WHITE	150	9/8/2010	8/14/2010	1/28/2020
YD30011	WHITE	151	9/8/2010	8/14/2010	1/28/2020
YD30012	WHITE	152	9/8/2010	8/14/2010	1/28/2020
YD30013	WHITE	153	9/8/2010	8/14/2010	1/28/2020
YD30014	WHITE	154	9/8/2010	8/14/2010	1/28/2020
YD30015	WHITE	155	9/8/2010	8/14/2010	1/28/2020
YD30016	WHITE	156	9/8/2010	8/14/2010	1/28/2020
YD30017	WHITE	157	9/8/2010	8/14/2010	1/28/2020
YD30018	WHITE	158	9/8/2010	8/14/2010	1/28/2020
YD30019	WHITE	159	9/8/2010	8/14/2010	1/28/2020
YD30020	WHITE	160	9/8/2010	8/14/2010	1/28/2020
YD30021	WHITE	161	9/8/2010	8/14/2010	1/28/2020
YD30022	WHITE	162	9/8/2010	8/14/2010	1/28/2020
YD30023	WHITE	163	9/8/2010	8/14/2010	1/28/2020
YD30024	WHITE	164	9/8/2010	8/14/2010	1/28/2020
YD30025	WHITE	165	9/8/2010	8/14/2010	1/28/2020
YD30026	WHITE	166	9/8/2010	8/14/2010	1/28/2020
YD30027	WHITE	167	9/8/2010	8/14/2010	1/28/2020
YD30028	WHITE	168	9/8/2010	8/14/2010	1/28/2020

YD153619	WHITE	169	1/28/2011	1/18/2011	1/28/2021
YD153620	WHITE	170	1/28/2011	1/18/2011	1/28/2021
YD153621	WHITE	171	1/28/2011	1/18/2011	1/28/2021
YD153622	WHITE	172	1/28/2011	1/18/2011	1/28/2021
YD153623	WHITE	173	1/28/2011	1/18/2011	1/28/2021
YD153624	WHITE	174	1/28/2011	1/18/2011	1/28/2021
YD153625	WHITE	175	1/28/2011	1/18/2011	1/28/2021
YD153626	WHITE	176	1/28/2011	1/18/2011	1/28/2021
YD153627	WHITE	177	1/28/2011	1/18/2011	1/28/2021
YD153628	WHITE	178	1/28/2011	1/18/2011	1/28/2021
YD153629	WHITE	179	1/28/2011	1/18/2011	1/28/2021
YD153630	WHITE	180	1/28/2011	1/18/2011	1/28/2021
YD153631	WHITE	181	1/28/2011	1/18/2011	1/28/2021
YD153632	WHITE	182	1/28/2011	1/18/2011	1/28/2021
YD153633	WHITE	183	1/28/2011	1/18/2011	1/28/2021
YD153634	WHITE	184	1/28/2011	1/18/2011	1/28/2021
YD153635	WHITE	185	1/28/2011	1/18/2011	1/28/2021
YD153636	WHITE	186	1/28/2011	1/18/2011	1/28/2021
YD153637	WHITE	187	1/28/2011	1/18/2011	1/28/2021
YD153638	WHITE	188	1/28/2011	1/18/2011	1/28/2021
YD153639	WHITE	189	1/28/2011	1/18/2011	1/28/2021
YD153640	WHITE	190	1/28/2011	1/18/2011	1/28/2021
YD153641	WHITE	191	1/28/2011	1/18/2011	1/28/2021
YD153642	WHITE	192	1/28/2011	1/18/2011	1/28/2021
YD153643	WHITE	193	1/28/2011	1/18/2011	1/28/2021
YD153644	WHITE	194	1/28/2011	1/18/2011	1/28/2021
YD153645	WHITE	195	1/28/2011	1/18/2011	1/28/2021
YD153646	WHITE	196	1/28/2011	1/18/2011	1/28/2021
YD153647	WHITE	197	1/28/2011	1/18/2011	1/28/2021
YD153648	WHITE	198	1/28/2011	1/18/2011	1/28/2021
YD153649	WHITE	199	1/28/2011	1/18/2011	1/28/2021
YD153650	WHITE	200	1/28/2011	1/18/2011	1/28/2021
YD153651	WHITE	201	1/28/2011	1/18/2011	1/28/2021
YD153652	WHITE	202	1/28/2011	1/18/2011	1/28/2021
YD153653	WHITE	203	1/28/2011	1/18/2011	1/28/2021
YD153654	WHITE	204	1/28/2011	1/18/2011	1/28/2021
YD153655	WHITE	205	1/28/2011	1/18/2011	1/28/2021
YD153656	WHITE	206	1/28/2011	1/18/2011	1/28/2021
YD153657	WHITE	207	1/28/2011	1/18/2011	1/28/2021
YD153658	WHITE	208	1/28/2011	1/18/2011	1/28/2021

YD153659	WHITE	209	1/28/2011	1/18/2011	1/28/2021
YD153660	WHITE	210	1/28/2011	1/18/2011	1/28/2021
YD153661	WHITE	211	1/28/2011	1/18/2011	1/28/2021
YD153662	WHITE	212	1/28/2011	1/18/2011	1/28/2021
YD153663	WHITE	213	1/28/2011	1/18/2011	1/28/2021
YD153664	WHITE	214	1/28/2011	1/18/2011	1/28/2021
YD153665	WHITE	215	1/28/2011	1/18/2011	1/28/2021
YD153666	WHITE	216	1/28/2011	1/18/2011	1/28/2021
YD153667	WHITE	217	1/28/2011	1/18/2011	1/28/2021
YD153668	WHITE	218	1/28/2011	1/18/2011	1/28/2021
YD153669	WHITE	219	1/28/2011	1/18/2011	1/28/2021
YD153670	WHITE	220	1/28/2011	1/18/2011	1/28/2021
YD153671	WHITE	221	1/28/2011	1/18/2011	1/28/2021
YD153672	WHITE	222	1/28/2011	1/18/2011	1/28/2021
YD153673	WHITE	223	1/28/2011	1/18/2011	1/28/2021
YD153674	WHITE	224	1/28/2011	1/18/2011	1/28/2021
YD153675	WHITE	225	1/28/2011	1/18/2011	1/28/2021
YD153676	WHITE	226	1/28/2011	1/18/2011	1/28/2021
YD153677	WHITE	227	1/28/2011	1/18/2011	1/28/2021
YD153678	WHITE	228	1/28/2011	1/18/2011	1/28/2021
YD153679	WHITE	229	1/28/2011	1/18/2011	1/28/2021
YD153680	WHITE	230	1/28/2011	1/18/2011	1/28/2021
YD153681	WHITE	231	1/28/2011	1/17/2011	1/28/2021
YD153682	WHITE	232	1/28/2011	1/17/2011	1/28/2021
YD153683	WHITE	233	1/28/2011	1/17/2011	1/28/2021
YD153684	WHITE	234	1/28/2011	1/17/2011	1/28/2021
YD153685	WHITE	235	1/28/2011	1/17/2011	1/28/2021
YD153686	WHITE	236	1/28/2011	1/17/2011	1/28/2021
YD153687	WHITE	237	1/28/2011	1/17/2011	1/28/2021
YD153688	WHITE	238	1/28/2011	1/17/2011	1/28/2021
YD153689	WHITE	239	1/28/2011	1/17/2011	1/28/2021
YD153690	WHITE	240	1/28/2011	1/17/2011	1/28/2021
YD153691	WHITE	241	1/28/2011	1/17/2011	1/28/2021
YD153692	WHITE	242	1/28/2011	1/17/2011	1/28/2021
YD153693	WHITE	243	1/28/2011	1/17/2011	1/28/2021
YD153694	WHITE	244	1/28/2011	1/17/2011	1/28/2021
YD153695	WHITE	245	1/28/2011	1/17/2011	1/28/2021
YD153696	WHITE	246	1/28/2011	1/17/2011	1/28/2021
YD153697	WHITE	247	1/28/2011	1/17/2011	1/28/2021
YD153698	WHITE	248	1/28/2011	1/17/2011	1/28/2021
YD153699	WHITE	249	1/28/2011	1/17/2011	1/28/2021
YD153700	WHITE	250	1/28/2011	1/17/2011	1/28/2021

YD153701	WHITE	251	1/28/2011	1/17/2011	1/28/2021
YD153702	WHITE	252	1/28/2011	1/17/2011	1/28/2021
YD153703	WHITE	253	1/28/2011	1/17/2011	1/28/2021
YD153704	WHITE	254	1/28/2011	1/17/2011	1/28/2021
YD153705	WHITE	255	1/28/2011	1/17/2011	1/28/2021
YD153706	WHITE	256	1/28/2011	1/17/2011	1/28/2021
YD153707	WHITE	257	1/28/2011	1/17/2011	1/28/2021
YD153708	WHITE	258	1/28/2011	1/17/2011	1/28/2021
YD153709	WHITE	259	1/28/2011	1/17/2011	1/28/2021
YD153710	WHITE	260	1/28/2011	1/17/2011	1/28/2021
YD153711	WHITE	261	1/28/2011	1/17/2011	1/28/2021
YD153712	WHITE	262	1/28/2011	1/17/2011	1/28/2021
YD153713	WHITE	263	1/28/2011	1/17/2011	1/28/2021
YD153714	WHITE	264	1/28/2011	1/17/2011	1/28/2021
YD153715	WHITE	265	1/28/2011	1/17/2011	1/28/2021
YD153716	WHITE	266	1/28/2011	1/17/2011	1/28/2021
YD153717	WHITE	267	1/28/2011	1/17/2011	1/28/2021
YD153718	WHITE	268	1/28/2011	1/17/2011	1/28/2021
YD153719	WHITE	269	1/28/2011	1/17/2011	1/28/2021
YD153720	WHITE	270	1/28/2011	1/17/2011	1/28/2021
YD153721	WHITE	271	1/28/2011	1/17/2011	1/28/2021
YD153722	WHITE	272	1/28/2011	1/17/2011	1/28/2021
YD153723	WHITE	273	1/28/2011	1/17/2011	1/28/2021
YD153724	WHITE	274	1/28/2011	1/17/2011	1/28/2021
YD153725	WHITE	275	1/28/2011	1/17/2011	1/28/2021
YD153726	WHITE	276	1/28/2011	1/17/2011	1/28/2021
YD153727	WHITE	277	1/28/2011	1/17/2011	1/28/2021
YD153728	WHITE	278	1/28/2011	1/17/2011	1/28/2021
YD153729	WHITE	279	1/28/2011	1/17/2011	1/28/2021
YD153730	WHITE	280	1/28/2011	1/17/2011	1/28/2021
YD153731	WHITE	281	1/28/2011	1/17/2011	1/28/2021
YD153732	WHITE	282	1/28/2011	1/17/2011	1/28/2021
YD153733	WHITE	283	1/28/2011	1/17/2011	1/28/2021
YD153734	WHITE	284	1/28/2011	1/17/2011	1/28/2021
YD153735	WHITE	285	1/28/2011	1/17/2011	1/28/2021
YD153736	WHITE	286	1/28/2011	1/17/2011	1/28/2021
YD153737	WHITE	287	1/28/2011	1/17/2011	1/28/2021
YD153738	WHITE	288	1/28/2011	1/17/2011	1/28/2021
YD153739	WHITE	289	1/28/2011	1/17/2011	1/28/2021
YD153740	WHITE	290	1/28/2011	1/17/2011	1/28/2021
YD153741	WHITE	291	1/28/2011	1/17/2011	1/28/2021
YD153742	WHITE	292	1/28/2011	1/17/2011	1/28/2021

YD153743	WHITE	293	1/28/2011	1/17/2011	1/28/2021
YD153744	WHITE	294	1/28/2011	1/17/2011	1/28/2021
YD153745	WHITE	295	1/28/2011	1/17/2011	1/28/2021
YD153746	WHITE	296	1/28/2011	1/17/2011	1/28/2021
YD153747	WHITE	297	1/28/2011	1/17/2011	1/28/2021
YD153748	WHITE	298	1/28/2011	1/17/2011	1/28/2021
YD153749	WHITE	299	1/28/2011	1/17/2011	1/28/2021
YD153750	WHITE	300	1/28/2011	1/17/2011	1/28/2021
YD153751	WHITE	301	1/28/2011	1/17/2011	1/28/2021
YD153752	WHITE	302	1/28/2011	1/17/2011	1/28/2021
YD153753	WHITE	303	1/28/2011	1/17/2011	1/28/2021
YD153754	WHITE	304	1/28/2011	1/17/2011	1/28/2021
YD153755	WHITE	305	1/28/2011	1/17/2011	1/28/2021
YD153756	WHITE	306	1/28/2011	1/17/2011	1/28/2021
YD153757	WHITE	307	1/28/2011	1/17/2011	1/28/2021
YD153758	WHITE	308	1/28/2011	1/17/2011	1/28/2021

Location and Access

The property is located in the west-central Yukon 11 kilometers north of the settlement of Koidem and approximately 400 kilometers northwest of Whitehorse, Yukon. A grass airstrip is located 15 kilometers southwest of the property at White River Lodge, which is adjacent to the paved Alaska Highway, which can be seen from the property. Travel within the property is primarily by helicopter. There is no infrastructure on the property, and no outside source of power.

Regional Geology

The property lies at the western end of the Nisling Mountain Range within the Tintina Gold Province. The property lies at the western end of the Nisling Range, within the Tintina Gold Province, a 200-km-wide, 1,200-km-long arc which extends from northern British Columbia through the Yukon west to southwest Alaska.

Property Geology

The property covers an area of hydrothermal alteration and mineralization indicative of both intrusion related copper-gold and epithermal gold-silver mineralizing environment.  Quartz and carbonate veining are present, primarily in east-west linear zones. Siliceous metasediments are present, along with mafic volcanics. A number of felsic dykes intrude these rocks. Abundant outcrop occurs on the property, particularly within a northwesterly facing moderately sloping cirque.

Exploration History

Prior to the Company's staking of the property, there is no known exploration history. During 2009, the Yukon Geological Survey and Geological Survey of Canada completed an airborne magnetic and radiometric survey over a wide area, which included the White River Property. The Company used this survey, along with a Government regional stream sediment database, to stake the initial 48 claims.

Subsequent to the initial claim staking, the Company commissioned a soil geochemical survey, as well as performing additional prospecting and reconnaissance work. Assays were received for 47 select prospecting samples collected from the main zone of mineralization on the property, which is roughly 350 by 600 meters. These samples returned gold, silver and copper values. As a result of this work, the Company staked an additional 120 claims, which increased the size of the property to 168 claims.

Detailed prospecting identified a east-trending gold zone ("HG zone") defined by strongly anomalous gold-in-soil response over an 800-meter strike length. An additional 140 claims were staked to cover prospective geology north and east of the original claim block. A new target zone, known as the "Cool Zone", was identified through follow-up prospecting of anomalous copper-in-soil geochemical anomalies defined in the 2010 soil sampling. The Cool Zone is located approximately 500 meters north of the HG Zone, and samples returned gold, silver and copper values.

During 2011, the Company conducted prospecting, mapping, two phases of soil sampling and hand trenching, along with a preliminary induced polarization (IP) survey. Highlights from this work included the discovery of 1.0 meters grading 82.2 g/t gold from trench TR-HG11-02, as well as strongly anomalous gold values from nine of eleven trenches excavated. The Company also added 27 claims to the property to cover anomalous soil samples on the eastern side of the property, approximately 8 kilometers from the HG zone.

Soil samples were weighed, dried and sieved to minus 180 microns. Fire assay procedures were followed by atomic absorption spectroscopy. Assays for the program were conducted by ALS Minerals. Sample preparation was conducted at ALS Whitehorse and final analysis at ALS Minerals North Vancouver, B.C.

In April 2012, the Company signed an option agreement with Driven Capital Corp. Under the option agreement, Driven could earn a 60% interest in the White River Property by making cash payments to the Company of $400,000, issuing 2,000,000 Driven common shares to the Company, and completing $4,250,000 in exploration expenditures on the property.

Driven funded the 2012 exploration program on the property, which included 1,327 meters of diamond drilling in seven holes to partially test structurally associated gold-copper-silver mineralization in localized portions of the HG, MB and Cool zones. All drill holes encountered multiple, well-developed shear zones from 1 to 40 meters in drill thickness and mineralized by combinations of quartz-feldspar veining, pyrite-arsenopyrite-chalcopyrite veining and breccias, carbonate ± sulphide veining and breccia, limonitic fracture networks and gossans, present in complex, multiple cross-cutting relationships. About half of the shear zones intercepted by drilling can be correlated with trench exposures and surface lineaments, while the other half are blind with no surface geologic or geochemical indications. The presence of these blind zones is very encouraging and suggests that the degree of structural preparation and hydrothermal fluid flow is greater than initially thought.

Each drill hole encountered poor core recovery to total loss of core due to the high degree of fracturing, strong surface oxidation/weathering and presence of clay-rich gouge. The poor core recovery occurred in intervals of 1.0 to 3.0 meters in drill thickness within one or more shear zones in each drill hole.  Since these intervals of missing geologic and assay data occur within some of the mineralized shear zones, drilling was not completely successful in testing the near surface mineralized zones. Moderately elevated gold values were identified in six of the seven holes. Elevated gold intervals are coincident with strongly anomalous arsenic and bismuth. All assays were carried out by ALS Canada Ltd. with sample preparation in Whitehorse and analysis in North Vancouver, B.C. Gold and silver were analyzed by 30 g fire assay with gravimetric finish; thirty-five element ICP analysis with four-acid digestion was also conducted.

Elsewhere on the property, two select prospecting samples which were not previously sampled were collected from the spoil pile of a trench which was excavated at the MS2 Showing in 2011, approximately 500 meters south of the HG Zone. The two samples returned 18.90 and 3.25 g/t gold and both samples have strongly anomalous accessory arsenic, bismuth and tellurium. The MS2 Showing is an alpine plateau coincident with a well-defined IP chargeability anomaly and remains untested by diamond drilling.

Current and Anticipated Exploration

In February 2013, Driver returned the project to the Company after expending approximately $833,000 on exploration. The 2012 diamond drill program was localized within a very small portion of the White River West gold-copper-arsenic geochemical anomaly and has not sufficiently explained the extensive soil geochemical surface expression of the White River mineralizing system. Additional areas of arsenic-copper±gold soil geochemical response previously outlined require further exploration. The Company plans to assimilate the data collected by Driven and determine the most effective means to advance the project.

On October 22, 2012, White River First Nation (“WRFN”), one of two First Nations which assert traditional territory in the White River area, filed a petition in the Supreme Court of Yukon. The petition challenged the Yukon Government’s decision to approve the proposed Class 3 exploration activities of the Company on the White River property, primarily on the basis of inadequate consultation by the Yukon Government. The Company was named as a Respondent in the petition, however all relief requested by WRFN was from the Yukon Government. During 2013, the matter was settled with no adverse findings made against the Company, and no costs or penalties were assessed against the Company. No further legal action is likely, and the Company and the Yukon Government are working on building a productive relationship with the WRFN.

Prospector Mountain Property

The Prospector Mountain Property is located in west central Yukon Territory. Currently, the property consists of 271 mineral claims (approximately 5,660 hectares). The Company currently has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”) to Almaden Minerals. The project is at the exploration stage and currently does not contain proven mineral reserves.

Prospector Mountain Property Location Map

How Acquired

The Company acquired a 100% interest in the property in June 2008 through its agreement with Almaden Minerals Ltd. Tarsis issued 100,000 common shares and paid Almaden $30,000 cash for its 100% interest in the property. Upon receipt of a positive bankable feasibility study, Tarsis will issue Almaden an additional 500,000 common shares. Almaden also retained a 2% NSR on all mineral production from the property. Tarsis may purchase one-half of the NSR (thus reducing Almaden's NSR to 1%) any time after commencement of production for its fair value as determined by an independent valuator.

Details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YB66122	HAYES	1	9/8/1995	9/8/1995	3/15/2020
YB66123	HAYES	2	9/8/1995	9/5/1995	3/15/2020
YB66124	HAYES	3	9/8/1995	9/5/1995	3/15/2020
YB66125	HAYES	4	9/8/1995	9/5/1995	3/15/2020
YB66126	HAYES	5	9/8/1995	9/5/1995	3/15/2020
YB66127	HAYES	6	9/8/1995	9/5/1995	3/15/2020
YB66128	HAYES	7	9/8/1995	9/5/1995	3/15/2020
YB66129	HAYES	8	9/8/1995	9/5/1995	3/15/2020
YB66130	HAYES	9	9/8/1995	9/5/1995	3/15/2020
YB66131	HAYES	10	9/8/1995	9/5/1995	3/15/2020
YB66132	HAYES	11	9/8/1995	9/5/1995	3/15/2020
YB66133	HAYES	12	9/8/1995	9/5/1995	3/15/2020
YB66134	HAYES	13	9/8/1995	9/5/1995	3/15/2020
YB66135	HAYES	14	9/8/1995	9/5/1995	3/15/2020
YB66136	HAYES	15	9/8/1995	9/5/1995	3/15/2020
YB66137	HAYES	16	9/8/1995	9/5/1995	3/15/2020
YB66138	HAYES	17	9/8/1995	9/5/1995	3/15/2020
YB66139	HAYES	18	9/8/1995	9/5/1995	3/15/2020
YB66140	HAYES	19	9/8/1995	9/5/1995	3/15/2020
YB66141	HAYES	20	9/8/1995	9/5/1995	3/15/2020
YB66142	HAYES	21	9/8/1995	9/5/1995	3/15/2020
YB66143	HAYES	22	9/8/1995	9/5/1995	3/15/2020
YB66144	HAYES	23	9/8/1995	9/5/1995	3/15/2020
YB66145	HAYES	24	9/8/1995	9/8/1995	3/15/2020
YB66146	HAYES	25	9/8/1995	9/8/1995	3/15/2020
YB66147	HAYES	26	9/8/1995	9/8/1995	3/15/2020
YB66148	HAYES	27	9/8/1995	9/8/1995	3/15/2020
YB66149	HAYES	28	9/8/1995	9/8/1995	3/15/2020
YB66150	HAYES	29	9/8/1995	9/8/1995	3/15/2020
YB66151	HAYES	30	9/8/1995	9/8/1995	3/15/2020

YB66152	HAYES	31	9/8/1995	9/8/1995	3/15/2020
YB66153	HAYES	32	9/8/1995	9/8/1995	3/15/2020
YB66154	HAYES	33	9/8/1995	9/8/1995	3/15/2020
YB66155	HAYES	34	9/8/1995	9/8/1995	3/15/2020
YB66156	HAYES	35	9/8/1995	9/8/1995	3/15/2020
YB66157	HAYES	36	9/8/1995	9/8/1995	3/15/2020
YB66158	HAYES	37	9/8/1995	9/8/1995	3/15/2020
YB66159	HAYES	38	9/8/1995	9/8/1995	3/15/2020
YB66160	HAYES	39	9/8/1995	9/8/1995	3/15/2020
YB66161	HAYES	40	9/8/1995	9/5/1995	3/15/2020
YB66162	HAYES	41	9/8/1995	9/5/1995	3/15/2020
YB66163	HAYES	42	9/8/1995	9/8/1995	3/15/2020
YB66164	HAYES	43	9/8/1995	9/5/1995	3/15/2020
YB66165	HAYES	44	9/8/1995	9/5/1995	3/15/2020
YB66166	HAYES	45	9/8/1995	9/5/1995	3/15/2020
YB66167	HAYES	46	9/8/1995	9/5/1995	3/15/2020
YB66168	HAYES	47	9/8/1995	9/5/1995	3/15/2020
YB66169	HAYES	48	9/8/1995	9/5/1995	3/15/2020
YB66170	HAYES	49	9/8/1995	9/5/1995	3/15/2020
YB66171	HAYES	50	9/8/1995	9/5/1995	3/15/2020
YB66172	HAYES	51	9/8/1995	9/5/1995	3/15/2020
YB66173	HAYES	52	9/8/1995	9/5/1995	3/15/2020
YB66174	HAYES	53	9/8/1995	9/5/1995	3/15/2020
YB66175	HAYES	54	9/8/1995	9/5/1995	3/15/2020
YB66176	HAYES	55	9/8/1995	9/5/1995	3/15/2020
YB66177	HAYES	56	9/8/1995	9/8/1995	3/15/2020
YB66178	HAYES	57	9/8/1995	9/5/1995	3/15/2020
YB66179	HAYES	58	9/8/1995	9/5/1995	3/15/2020
YB66180	HAYES	59	9/8/1995	9/5/1995	3/15/2020
YB66181	HAYES	60	9/8/1995	9/5/1995	3/15/2020
YB66182	HAYES	61	9/8/1995	9/5/1995	3/15/2020
YB66183	HAYES	62	9/8/1995	9/5/1995	3/15/2020
YB66184	HAYES	63	9/8/1995	9/5/1995	3/15/2020
YB66185	HAYES	64	9/8/1995	9/5/1995	3/15/2020
YB66186	HAYES	65	9/8/1995	9/5/1995	3/15/2020
YB66187	HAYES	66	9/8/1995	9/5/1995	3/15/2020
YB66188	HAYES	67	9/8/1995	9/5/1995	3/15/2020
YB66189	HAYES	68	9/8/1995	9/5/1995	3/15/2020
YB66190	HAYES	69	9/8/1995	9/5/1995	3/15/2020
YB66191	HAYES	70	9/8/1995	9/5/1995	3/15/2020

YB66192	HAYES	71	9/8/1995	9/5/1995	3/15/2020
YB66193	HAYES	72	9/8/1995	9/5/1995	3/15/2020
YB66194	HAYES	73	9/8/1995	9/5/1995	3/15/2020
YB66195	HAYES	74	9/8/1995	9/5/1995	3/15/2020
YB66196	HAYES	75	9/8/1995	9/5/1995	3/15/2020
YB66197	HAYES	76	9/8/1995	9/5/1995	3/15/2020
YB66198	HAYES	77	9/8/1995	9/5/1995	3/15/2020
YB66199	HAYES	78	9/8/1995	9/5/1995	3/15/2020
YB66200	HAYES	79	9/8/1995	9/5/1995	3/15/2020
YB66201	HAYES	80	9/8/1995	9/5/1995	3/15/2020
YB66202	HAYES	81	9/8/1995	9/8/1995	3/15/2020
YB66203	HAYES	82	9/8/1995	9/5/1995	3/15/2020
YB66204	HAYES	83	9/8/1995	9/5/1995	3/15/2020
YB66205	HAYES	84	9/8/1995	9/5/1995	3/15/2020
YB66206	HAYES	85	9/8/1995	9/5/1995	3/15/2020
YB66207	HAYES	86	9/8/1995	9/5/1995	3/15/2020
YB66208	HAYES	87	9/8/1995	9/5/1995	3/15/2020
YB66209	HAYES	88	9/8/1995	9/5/1995	3/15/2020
YB66210	HAYES	89	9/8/1995	9/5/1995	3/15/2020
YB66211	HAYES	90	9/8/1995	9/5/1995	3/15/2020
YB66212	HAYES	91	9/8/1995	9/5/1995	3/15/2020
YB66213	HAYES	92	9/8/1995	9/5/1995	3/15/2020
YB66214	HAYES	93	9/8/1995	9/5/1995	3/15/2020
YB66215	HAYES	94	9/8/1995	9/5/1995	3/15/2020
YB66216	HAYES	95	9/8/1995	9/5/1995	3/15/2020
YB66217	HAYES	96	9/8/1995	9/5/1995	3/15/2020
YB66218	HAYES	97	9/8/1995	9/5/1995	3/15/2020
YB66219	HAYES	98	9/8/1995	9/5/1995	3/15/2020
YB66220	HAYES	99	9/8/1995	9/5/1995	3/15/2020
YB66221	HAYES	100	9/8/1995	9/5/1995	3/15/2020
YB66222	HAYES	101	9/8/1995	9/5/1995	3/15/2020
YB66223	HAYES	102	9/8/1995	9/5/1995	3/15/2020
YB66224	HAYES	103	9/8/1995	9/5/1995	3/15/2020
YB66225	HAYES	104	9/8/1995	9/5/1995	3/15/2020
YB66226	HAYES	105	9/8/1995	9/5/1995	3/15/2020
YB66227	HAYES	106	9/8/1995	9/5/1995	3/15/2020
YB66228	HAYES	107	9/8/1995	9/5/1995	3/15/2020
YB66229	HAYES	108	9/8/1995	9/5/1995	3/15/2020
YB66230	HAYES	109	9/8/1995	9/5/1995	3/15/2020
YB66231	HAYES	110	9/8/1995	9/5/1995	3/15/2020

YB66232	HAYES	111	9/8/1995	9/5/1995	3/15/2020
YB66233	HAYES	112	9/8/1995	9/5/1995	3/15/2020
YB97090	HAYES	131	12/30/1996	12/10/1996	3/15/2020
YB97091	HAYES	132	12/30/1996	12/10/1996	3/15/2020
YB97092	HAYES	133	12/30/1996	12/10/1996	3/15/2020
YB97093	HAYES	134	12/30/1996	12/10/1996	3/15/2020
YB97094	HAYES	135	12/30/1996	12/10/1996	3/15/2020
YB97095	HAYES	136	12/30/1996	12/10/1996	3/15/2020
YB97096	HAYES	137	12/30/1996	12/10/1996	3/15/2020
YB97097	HAYES	138	12/30/1996	12/10/1996	3/15/2020
YB97098	HAYES	139	12/30/1996	12/10/1996	3/15/2020
YB97099	HAYES	140	12/30/1996	12/10/1996	3/15/2020
YB97100	HAYES	141	12/30/1996	12/10/1996	3/15/2020
YB97101	HAYES	142	12/30/1996	12/10/1996	3/15/2020
YB97102	HAYES	143	12/30/1996	12/10/1996	3/15/2020
YB97103	HAYES	144	12/30/1996	12/10/1996	3/15/2020
YB97104	HAYES	145	12/30/1996	12/10/1996	3/15/2020
YB97105	HAYES	146	12/30/1996	12/10/1996	3/15/2020
YB97106	HAYES	147	12/30/1996	12/10/1996	3/15/2020
YB97107	HAYES	148	12/30/1996	12/10/1996	3/15/2020
YB97108	HAYES	149	12/30/1996	12/9/1996	3/15/2020
YB97109	HAYES	150	12/30/1996	12/9/1996	3/15/2020
YB97110	HAYES	151	12/30/1996	12/9/1996	3/15/2020
YB97111	HAYES	152	12/30/1996	12/9/1996	3/15/2020
YB97112	HAYES	153	12/30/1996	12/9/1996	3/15/2020
YB97113	HAYES	154	12/30/1996	12/9/1996	3/15/2020
YB97114	HAYES	155	12/30/1996	12/9/1996	3/15/2020
YB97115	HAYES	156	12/30/1996	12/9/1996	3/15/2020
YB97116	HAYES	157	12/30/1996	12/9/1996	3/15/2020
YB97117	HAYES	158	12/30/1996	12/9/1996	3/15/2020
YB97118	HAYES	159	12/30/1996	12/9/1996	3/15/2020
YB97119	HAYES	160	12/30/1996	12/9/1996	3/15/2020
YB97120	HAYES	161	12/30/1996	12/9/1996	3/15/2020
YB97121	HAYES	162	12/30/1996	12/9/1996	3/15/2020
YB97122	HAYES	163	12/30/1996	12/9/1996	3/15/2020
YB97123	HAYES	164	12/30/1996	12/9/1996	3/15/2020
YB97124	HAYES	165	12/30/1996	12/9/1996	3/15/2020
YB97125	HAYES	166	12/30/1996	12/9/1996	3/15/2020
YB97126	HAYES	167	12/30/1996	12/9/1996	3/15/2020
YB97127	HAYES	168	12/30/1996	12/9/1996	3/15/2020
YB97128	HAYES	169	12/30/1996	12/9/1996	3/15/2020
YB97129	HAYES	170	12/30/1996	12/9/1996	3/15/2020

YB97130	HAYES	171	12/30/1996	12/9/1996	3/15/2020
YB97131	HAYES	172	12/30/1996	12/9/1996	3/15/2020
YB97132	HAYES	181	12/30/1996	12/1/1996	3/15/2020
YB97133	HAYES	182	12/30/1996	12/1/1996	3/15/2020
YB97134	HAYES	183	12/30/1996	12/1/1996	3/15/2020
YB97135	HAYES	184	12/30/1996	12/1/1996	3/15/2020
YB97136	HAYES	185	12/30/1996	12/1/1996	3/15/2020
YB97137	HAYES	186	12/30/1996	12/1/1996	3/15/2020
YB97138	HAYES	187	12/30/1996	12/1/1996	3/15/2020
YB97139	HAYES	188	12/30/1996	12/1/1996	3/15/2020
YB97140	HAYES	189	12/30/1996	12/1/1996	3/15/2020
YB97141	HAYES	190	12/30/1996	12/1/1996	3/15/2020
YB97142	HAYES	191	12/30/1996	12/1/1996	3/15/2020
YB97143	HAYES	192	12/30/1996	12/1/1996	3/15/2020
YB97144	HAYES	193	12/30/1996	12/1/1996	3/15/2020
YB97145	HAYES	194	12/30/1996	12/1/1996	3/15/2020
YB97146	HAYES	195	12/30/1996	12/1/1996	3/15/2020
YB97147	HAYES	196	12/30/1996	12/1/1996	3/15/2020
YB97148	HAYES	197	12/30/1996	12/1/1996	3/15/2020
YB97149	HAYES	198	12/30/1996	12/1/1996	3/15/2020
YB97150	HAYES	199	12/30/1996	12/1/1996	3/15/2020
YB97151	HAYES	200	12/30/1996	12/1/1996	3/15/2020
YB97152	HAYES	201	12/30/1996	12/1/1996	3/15/2020
YB97153	HAYES	202	12/30/1996	12/1/1996	3/15/2020
YB97154	HAYES	203	12/30/1996	12/1/1996	3/15/2020
YB97155	HAYES	204	12/30/1996	12/1/1996	3/15/2020
YB97156	HAYES	205	12/30/1996	12/1/1996	3/15/2020
YB97157	HAYES	206	12/30/1996	12/1/1996	3/15/2020
YB97158	HAYES	207	12/30/1996	12/1/1996	3/15/2020
YB97159	HAYES	208	12/30/1996	12/1/1996	3/15/2020
YB97160	HAYES	209	12/30/1996	12/1/1996	3/15/2020
YB97161	HAYES	210	12/30/1996	12/1/1996	3/15/2020
YB97162	HAYES	211	12/30/1996	12/1/1996	3/15/2020
YB97163	HAYES	212	12/30/1996	12/1/1996	3/15/2020
YB97164	HAYES	213	12/30/1996	12/1/1996	3/15/2020
YB97165	HAYES	214	12/30/1996	12/1/1996	3/15/2020
YB97166	HAYES	215	12/30/1996	12/1/1996	3/15/2020
YB97167	HAYES	216	12/30/1996	12/1/1996	3/15/2020
YB97168	HAYES	217	12/30/1996	12/1/1996	3/15/2020
YB97169	HAYES	218	12/30/1996	12/1/1996	3/15/2020
YB97170	HAYES	219	12/30/1996	12/1/1996	3/15/2020
YB97171	HAYES	220	12/30/1996	12/1/1996	3/15/2020

YB97172	HAYES	221	12/30/1996	12/1/1996	3/15/2020
YB97173	HAYES	222	12/30/1996	12/1/1996	3/15/2020
YB97174	HAYES	223	12/30/1996	12/1/1996	3/15/2020
YB97175	HAYES	224	12/30/1996	12/1/1996	3/15/2020
YB97176	HAYES	225	12/30/1996	12/1/1996	3/15/2020
YB97177	HAYES	226	12/30/1996	12/1/1996	3/15/2020
YB97178	HAYES	113	1/8/1997	12/19/1996	3/15/2020
YB97179	HAYES	114	1/8/1997	12/19/1996	3/15/2020
YB97180	HAYES	115	1/8/1997	12/19/1996	3/15/2020
YB97181	HAYES	116	1/8/1997	12/19/1996	3/15/2020
YB97182	HAYES	117	1/8/1997	12/19/1996	3/15/2020
YB97183	HAYES	118	1/8/1997	12/19/1996	3/15/2020
YB97184	HAYES	119	1/8/1997	12/19/1996	3/15/2020
YB97185	HAYES	120	1/8/1997	12/19/1996	3/15/2020
YB97186	HAYES	121	1/8/1997	12/19/1996	3/15/2020
YB97187	HAYES	122	1/8/1997	12/19/1996	3/15/2020
YB97188	HAYES	123	1/8/1997	12/19/1996	3/15/2020
YB97189	HAYES	124	1/8/1997	12/19/1996	3/15/2020
YB97190	HAYES	125	1/8/1997	12/19/1996	3/15/2020
YB97191	HAYES	126	1/8/1997	12/19/1996	3/15/2020
YB97192	HAYES	127	1/8/1997	12/19/1996	3/15/2020
YB97193	HAYES	128	1/8/1997	12/19/1996	3/15/2020
YB97194	HAYES	129	1/8/1997	12/19/1996	3/15/2020
YB97195	HAYES	130	1/8/1997	12/19/1996	3/15/2020
YB97196	HAYES	173	1/8/1997	12/19/1996	3/15/2020
YB97197	HAYES	174	1/8/1997	12/19/1996	3/15/2020
YB97198	HAYES	175	1/8/1997	12/19/1996	3/15/2020
YB97199	HAYES	176	1/8/1997	12/19/1996	3/15/2020
YB97200	HAYES	177	1/8/1997	12/19/1996	3/15/2020
YB97201	HAYES	178	1/8/1997	12/19/1996	3/15/2020
YB97202	HAYES	179	1/8/1997	12/19/1996	3/15/2020
YB97203	HAYES	180	1/8/1997	12/19/1996	3/15/2020
YB97204	HAYES	227	1/8/1997	12/19/1996	3/15/2020
YB97205	HAYES	228	1/8/1997	12/19/1996	3/15/2020
YB97206	HAYES	229	1/8/1997	12/19/1996	3/15/2020
YB97207	HAYES	230	1/8/1997	12/19/1996	3/15/2020
YB97208	HAYES	231	1/8/1997	12/19/1996	3/15/2020
YB97209	HAYES	232	1/8/1997	12/19/1996	3/15/2020
YB97210	HAYES	233	1/8/1997	12/19/1996	3/15/2020
YB97211	HAYES	234	1/8/1997	12/19/1996	3/15/2020
YB97212	HAYES	235	1/8/1997	12/19/1996	3/15/2020

YB97213	HAYES	236	1/8/1997	12/19/1996	3/15/2020
YB97214	HAYES	237	1/8/1997	12/19/1996	3/15/2020
YB97215	HAYES	238	1/8/1997	12/19/1996	3/15/2020
YB97216	HAYES	239	1/8/1997	12/19/1996	3/15/2020
YD33632	HAYES	240	3/15/2010	3/1/2010	3/15/2020
YD33633	HAYES	241	3/15/2010	3/1/2010	3/15/2020
YD33634	HAYES	242	3/15/2010	3/1/2010	3/15/2020
YD33635	HAYES	243	3/15/2010	3/1/2010	3/15/2020
YD33636	HAYES	244	3/15/2010	3/1/2010	3/15/2020
YD33637	HAYES	245	3/15/2010	3/1/2010	3/15/2020
YD33638	HAYES	246	3/15/2010	3/1/2010	3/15/2020
YD33639	HAYES	247	3/15/2010	3/1/2010	3/15/2020
YD33640	HAYES	248	3/15/2010	3/1/2010	3/15/2020
YD33641	HAYES	249	3/15/2010	3/1/2010	3/15/2020
YD33642	HAYES	250	3/15/2010	3/1/2010	3/15/2020
YD33643	HAYES	251	3/15/2010	3/1/2010	3/15/2020
YD33644	HAYES	252	3/15/2010	3/1/2010	3/15/2020
YD33645	HAYES	253	3/15/2010	3/1/2010	3/15/2020
YD33646	HAYES	254	3/15/2010	3/1/2010	3/15/2020
YD33647	HAYES	255	3/15/2010	3/1/2010	3/15/2020
YD33648	HAYES	256	3/15/2010	3/1/2010	3/15/2020
YD33649	HAYES	257	3/15/2010	3/1/2010	3/15/2020
YD33650	HAYES	258	3/15/2010	3/1/2010	3/15/2020
YD33651	HAYES	259	3/15/2010	3/1/2010	3/15/2020
YD33652	HAYES	260	3/15/2010	3/1/2010	3/15/2020
YD33653	HAYES	261	3/15/2010	3/1/2010	3/15/2020
YD33654	HAYES	262	3/15/2010	3/1/2010	3/15/2020
YD33655	HAYES	263	3/15/2010	3/1/2010	3/15/2020
YD33656	HAYES	264	3/15/2010	3/1/2010	3/15/2020
YD33657	HAYES	265	3/15/2010	3/1/2010	3/15/2020
YD33658	HAYES	266	3/15/2010	3/5/2010	3/15/2020
YD33659	HAYES	267	3/15/2010	3/5/2010	3/15/2020
YD33660	HAYES	268	3/15/2010	3/5/2010	3/15/2020
YD33661	HAYES	269	3/15/2010	3/5/2010	3/15/2020
YD33662	HAYES	270	3/15/2010	3/5/2010	3/15/2020
YD33663	HAYES	271	3/15/2010	3/5/2010	3/15/2020

Location and Access

The property is located in the west-central portion of the Yukon Territory within the Dawson Range approximately 90 kilometers northwest of Carmacks, Yukon. Access to the property is primarily by helicopter, although trails exist and provide access by 4x4 vehicles and exploration equipment. There are no structures on the property. The nearest power supply is at the Minto Mine, approximately 50 kilometers from the property. Several creeks flow through the property and provide a year-round water supply.

Regional Geology

The property is in the Dawson Range within an unglaciated portion of the Tintina Gold Belt, west of the Big Creek Fault. The property is underlain by Late Cretaceous to early Tertiary Carmacks Suite volcanic rocks that have been intruded by early Tertiary monzonite to quartz monzonite and coeval dykes of the Prospector Mountain Suite. All rocks have been cut by northwest to northeast trending structures that are apparent as recessive topographic lineaments.

Property Geology

The property covers a high-level porphyry copper-gold system, the core lying in the eastern part of the property. Peripheral epithermal gold-silver-lead vein targets occur within the western part of the property. Copper-gold mineralized and K-silicate altered intrustive rocks outcrop on the project, as well as banded quartz veins that have returned silver and gold values.

Exploration History

Intermittent exploration was conducted the property from the late 1960's to the late 1990's. These programs identified both porphyry and epithermal style vein mineralization. Exploration conducted in the early 1980's focused exclusively on the peripheral epithermal vein targets in the western portion of the claims. Bulldozer trenching and limited diamond drilling was performed across recessive lineaments but was restricted primarily to the ridge top and was limited by permafrost and deep weathering of the vein zones. Porphyry exploration performed in the late 1990's in proximity to historical copper-in soil geochemical anomalies included two isolated IP survey grids and two diamond drill holes spaced approximately 800 meters apart.

After acquisition of the property, Tarsis conducted a three phase exploration on the property beginning in July 2009. The first phase included alteration mapping and prospecting in the eastern portion of the property, and examination of vein zones in the western portion of the property. Chip samples were collected across four vein zones and adjacent clay altered selvages in the western portion. The second phase concentrated on the reassessment of historical vein zones in the western portion centered within a 9 square kilometer area of historical bulldozer trenching. A total of 106 chip samples were collected from 21 trenches across vein zones in four areas.  The veins consist of steeply dipping highly sheared quartz and multi-color clay gouge containing varying amounts of arsenic oxides and lead sulphide/sulphate. Assays returned values for gold, silver and lead. The third phase concentrated on the reassessment of the historical porphyry target in the eastern portion of the claim block, and included alteration mapping within a 4 square kilometer area of historical airborne radiometric anomalies and copper-in-soil geochemical anomalies. A total of 27 samples were collected, 22 of which were contained within a 1,000 by 400 meter portion of a northerly trending corridor. These samples returned gold, silver and copper values, and discovered a number of new showings collectively referred to as the Bonanza Zone. Some of the samples were collected specifically for fluid inclusion work and alteration characterization while four of the eighteen samples represent altered intrusive material.

Assays for the program were conducted by ALS Minerals. Sample preparation was conducted at ALS Whitehorse and final analysis at ALS Minerals North Vancouver, B.C. Rock samples were weighed, dried, crushed and split being pulverized to 8% passing 75 microns. Fire assay procedures were followed by atomic absorption spectroscopy. Trace element determination used multi-element inductively coupled plasma procedures.

In December 2009, the optioned the property to Silver Quest Resources. To earn an initial 60% interest, Silver Quest were required to expend $4,000,000 on exploration by 2013, issue 1,000,000 common shares to Tarsis, and pay Tarsis $300,000 cash. Silver Quest could increase its interest to 70% by completing an NI 43-101 compliant feasibility study with 36 months of completion of the initial term. In calendar 2010, Silver Quest performed additional sampling of the Bonanza Zone, and completed a soil geochemical survey which defined an anomalous gold and copper zone measuring 1,000 meters by 550 meters in the Bonanza Zone.

This work was followed by diamond drilling of 8 holes totaling 1,463 meters within the central portion of the Bonanza Zone and tested approximately 580 meters of strike length, with all holes drilled to the east on dips of minus 45 or 50 degrees. Assay results from the drill program are:

Drill Hole	From (m)	To (m)	Interval (m)*	Au (g/t)	Cu (%)	Ag (g/t)

PM10-01	77.40	81.90	4.50	2.4	-	3.1
Including	77.40	80.80	3.40	3.42	-	3.9
Including	78.75	79.32	0.57	14.15	-	15.0
PM10-02	179.40	181.40	2.00	0.21	-	0.7
PM10-03	152.00	154.00	2.00	1.23	-	0.2
PM10-05	14.74	16.43	1.69	0.13	0.12	7.1
	79.80	89.00	9.20	1.13	0.04	9.9
Including	79.80	82.69	2.89	2.95	0.07	25.4
Including	81.69	82.69	1.00	6.49	0.12	69.7
PM10-06	33.12	33.98	0.86	0.31	-	0.8
	75.90	78.70	2.80	0.49	-	2.8
	154.90	155.44	0.54	0.03	0.02	167.0
	172.63	174.00	1.37	1.53	0.36	18.3
PM10-07	63.70	65.65	1.95	0.28	-	1.7
PM10-08	41.23	41.70	0.47	2.07	0.14	2.0
	79.64	80.99	1.35	0.40	0.12	3.1

*  True widths are estimated to be 80 to 90% of the mineralized intervals

Based on the drill results, it appears that the mineralized system has greater structural complexity than expected.

In April 2011, Silver Quest began a property-wide helicopter borne magnetic and radiometric survey, extensive mapping and diamond drilling. In late calendar 2011, Silver Quest was acquired by New Gold Inc., and Silver Quest’s Yukon assets were transferred to Independence Gold Corp. The Company agreed to amend the option agreement and have Independence assume the option obligations. Independence returned the property to the Company in April 2012. Silver Quest expended a total of $2.7 million on exploration on the property under the original option agreement.

Current and Anticipated Exploration

After the return of the property by Independence, the Company conducted a short program of confirmation work to confirm the work carried out by Silver Quest. A selection of diamond drill core and rock samples were collected for petrography and further detailed analysis to identify future exploration concepts. The Company continues to seek a joint-venture partner to continue exploration of the property.

Goz Creek Property

The Goz Creek Property is located in the east-central portion of the Yukon Territory. Currently, the property consists of 90 mineral claims (approximately 1,800 hectares). The Company has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”).

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including Goz Creek, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. After the completion of the acquisition of the Almaden claims, Tarsis increased the size of the property by staking additional claims.

Details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
Y 69448	Duo	1	7/23/1973	7/4/1973	3/31/2020
Y 69449	Duo	2	7/23/1973	7/4/1973	3/31/2020
Y 69450	Duo	3	7/23/1973	7/4/1973	3/31/2020
Y 69451	Duo	4	7/23/1973	7/4/1973	3/31/2020
Y 69452	Duo	5	7/23/1973	7/4/1973	3/31/2020
Y 69453	Duo	6	7/23/1973	7/4/1973	3/31/2020
YC57136	Duo	7	8/24/2007	8/23/2007	3/31/2017
YC57137	Duo	8	8/24/2007	8/23/2007	3/31/2017
YC57138	Duo	9	8/24/2007	8/23/2007	3/31/2017
YC57139	Duo	10	8/24/2007	8/23/2007	3/31/2017
YC57140	Duo	11	8/24/2007	8/23/2007	3/31/2017
YC57141	Duo	12	8/24/2007	8/23/2007	3/31/2017
YC57142	Duo	13	8/24/2007	8/23/2007	3/31/2017
YC57143	Duo	14	8/24/2007	8/23/2007	3/31/2017
YC57144	Duo	15	8/24/2007	8/23/2007	3/31/2017
YC57145	Duo	16	8/24/2007	8/23/2007	3/31/2017
YC57146	Duo	17	8/24/2007	8/23/2007	3/31/2017
YC57147	Duo	18	8/24/2007	8/23/2007	3/31/2017
YC57148	Duo	19	8/24/2007	8/23/2007	3/31/2017
YC57149	Duo	20	8/24/2007	8/23/2007	3/31/2017
YC57150	Duo	21	8/24/2007	8/24/2007	3/31/2017
YC57151	Duo	22	8/24/2007	8/24/2007	3/31/2017

YC57152	Duo	23	8/24/2007	8/24/2007	3/31/2017
YC57153	Duo	24	8/24/2007	8/24/2007	3/31/2017
YC57154	Duo	25	8/24/2007	8/24/2007	3/31/2017
YC57155	Duo	26	8/24/2007	8/24/2007	3/31/2017
YC57156	Duo	27	8/24/2007	8/24/2007	3/31/2017
YC57157	Duo	28	8/24/2007	8/24/2007	3/31/2017
YC57158	Duo	29	8/24/2007	8/24/2007	3/31/2017
YC57159	Duo	30	8/24/2007	8/24/2007	3/31/2017
YC57160	Duo	31	8/24/2007	8/24/2007	3/31/2017
YC57161	Duo	32	8/24/2007	8/24/2007	3/31/2017
YC57162	Duo	33	8/24/2007	8/24/2007	3/31/2017
YC57163	Duo	34	8/24/2007	8/24/2007	3/31/2017
YC57164	Duo	35	8/24/2007	8/24/2007	3/31/2017
YC57165	Duo	36	8/24/2007	8/24/2007	3/31/2017
YC57166	Duo	37	8/24/2007	8/24/2007	3/31/2017
YC57167	Duo	38	8/24/2007	8/24/2007	3/31/2017
YC57168	Duo	39	8/24/2007	8/24/2007	3/31/2017
YC57169	Duo	40	8/24/2007	8/24/2007	3/31/2017
YC57170	Duo	41	8/24/2007	8/24/2007	3/31/2017
YC57171	Duo	42	8/24/2007	8/24/2007	3/31/2017
YC57172	Duo	43	8/24/2007	8/24/2007	3/31/2017
YC57173	Duo	44	8/24/2007	8/24/2007	3/31/2017
YC57174	Duo	45	8/24/2007	8/22/2007	3/31/2017
YC57175	Duo	46	8/24/2007	8/22/2007	3/31/2017
YC57176	Duo	47	8/24/2007	8/22/2007	3/31/2017
YC57177	Duo	48	8/24/2007	8/22/2007	3/31/2017
YC57178	Duo	49	8/24/2007	8/22/2007	3/31/2017
YC57179	Duo	50	8/24/2007	8/22/2007	3/31/2017
YC57180	Duo	51	8/24/2007	8/22/2007	3/31/2017
YC57181	Duo	52	8/24/2007	8/22/2007	3/31/2017
YC57182	Duo	53	8/24/2007	8/22/2007	3/31/2017
YC57183	Duo	54	8/24/2007	8/22/2007	3/31/2017
YC57184	Duo	55	8/24/2007	8/22/2007	3/31/2017
YC57185	Duo	56	8/24/2007	8/22/2007	3/31/2017
YC57186	Duo	57	8/24/2007	8/22/2007	3/31/2017
YC57187	Duo	58	8/24/2007	8/22/2007	3/31/2017
YC57188	Duo	59	8/24/2007	8/22/2007	3/31/2017
YC57189	Duo	60	8/24/2007	8/22/2007	3/31/2017
YC57190	Duo	61	8/24/2007	8/22/2007	3/31/2017
YC57191	Duo	62	8/24/2007	8/22/2007	3/31/2017

Y 69433	Goz	2	7/23/1973	7/3/1973	3/31/2020
Y 69435	Goz	4	7/23/1973	7/3/1973	3/31/2020
Y 69441	Luv	2	7/23/1973	7/4/1973	3/31/2020
Y 69445	Luv	6	7/23/1973	7/5/1973	3/31/2020
Y 69446	Luv	7	7/23/1973	7/5/1973	3/31/2020
Y 69447	Luv	8	7/23/1973	7/5/1973	3/31/2020
YC57192	Plume	1	8/24/2007	8/22/2007	3/31/2017
YC57193	Plume	2	8/24/2007	8/22/2007	3/31/2017
YC57194	Plume	3	8/24/2007	8/22/2007	3/31/2017
YC57195	Plume	4	8/24/2007	8/22/2007	3/31/2017
YC57196	Plume	5	8/24/2007	8/22/2007	3/31/2017
YC57197	Plume	6	8/24/2007	8/22/2007	3/31/2017
YC57198	Plume	7	8/24/2007	8/22/2007	3/31/2017
YC57199	Plume	8	8/24/2007	8/22/2007	3/31/2017
YC57200	Plume	9	8/24/2007	8/22/2007	3/31/2017
YC57201	Plume	10	8/24/2007	8/22/2007	3/31/2017
YC57202	Plume	11	8/24/2007	8/22/2007	3/31/2017
YC57203	Plume	12	8/24/2007	8/22/2007	3/31/2017
YC57204	Plume	13	8/24/2007	8/22/2007	3/31/2017
YC57205	Plume	14	8/24/2007	8/22/2007	3/31/2017
YC57206	Plume	15	8/24/2007	8/22/2007	3/31/2017
YC57207	Plume	16	8/24/2007	8/22/2007	3/31/2017
YC57208	Plume	17	8/24/2007	8/22/2007	3/31/2017
YC57209	Plume	18	8/24/2007	8/22/2007	3/31/2017
YC57210	Plume	19	8/24/2007	8/22/2007	3/31/2017
YC57211	Plume	20	8/24/2007	8/22/2007	3/31/2017
Y 69462	Stol	7	7/23/1973	7/10/1973	3/31/2020
Y 69463	Stol	8	7/23/1973	7/10/1973	3/31/2020

Location and Access

The property is located east-central Yukon, 180 kilometers northeast of Mayo. Access to the property is by helicopter. There is no infrastructure on the property, and no nearby power supply. Several rivers cross the property and provide a consistent water supply.

Regional and Property Geology

The property covers an area of Lower Cambrian carbonate rocks that host stratabound replacement zinc mineralization of the Mississippi Valley Type. Mineralization is dominated by low iron sphalerite occuring in a stratabound and discordant zones within a locally extensive dolostone unit. The highest grades in the Main Zone is hosted within silica breccia believed to be associated with moderately to steeply dipping north north-easterly trending faults. Trace to moderate amounts of finely disseminated pyrite are observed in some drill core and coarse-grained galena bearing outcrops are visible at various locations on the property peripheral to the Main Zone.

Exploration History

Initial discovery on the property occurred in 1973. Exploration conducted in 1974 and 1975 included geochemical soil sampling, mapping and prospecting, and 55 diamond drill holes. This drilling program outlined a zinc resource in the Main Zone. A significant portion of the drill core from the 1974 and 1975 drilling is stored on the property.

In 2008, Tarsis completed a 7 hole diamond drill program totaling 722 meters to test down-dip and along strike from the historic resource at the main zone. Significant results from this program include:

Hole	From	To	Interval (m)	Zn (%)	Ag (g/t)

GZ-08-56	No significant mineralization observed - no samples collected

GZ-08-57	15.57	40.16	24.59	5.73	2.25
including	22.67	40.16	17.49	6.67	2.99
including	33.22	33.51	0.29	41.25	45.00

GZ-08-58	35.51	76.19	40.68	13.55	29.88
including	48.28	76.19	27.91	17.19	39.67
including	72.68	76.19	3.51	32.89	43.48

	93.80	108.49	14.69	8.56	6.76
including	93.80	98.90	5.10	21.93	14.19

GZ-08-59	68.1	78.1	10.00	1.89	0.62
including	68.1	70.1	2.00	3.03	1.52

GZ-08-60	24.13	49.44	25.31	7.00	5.10
including	26.13	30.88	4.75	14.00	11.45
including	46.48	49.44	2.96	20.21	17.35
including	48.74	49.44	0.70	62.05	45.10

GZ-08-61	25.54	53.04	27.50	12.83	10.91
including	28.74	38.03	9.29	19.48	14.47
including	37.01	38.03	1.02	43.20	7.06

GZ-08-62	61.11	98.78	37.67	6.98	3.06
including	77.68	98.78	21.10	10.32	4.88
including	96.02	96.55	0.53	32.74	15.80

The Company also conducted gravity surveys over the Main Zone and the Walt Ridge prospect, and identified numerous mineralized showings elsewhere on the property.

Assays for the program were conducted by ALS Minerals. Sample preparation was conducted at ALS Whitehorse and final analysis at ALS Minerals North Vancouver, B.C. Rock samples and drill core were weighed, dried, crushed and split being pulverized to 8% passing 75 microns. Fire assay procedures were followed by atomic absorption spectroscopy. Reference standards were sourced from CDN Resource Laboratories Ltd.

Current and Anticipated Exploration

The Company has not conducted any exploration work on the property since fiscal 2008, except for data review, primarily due to a regional land use plan being developed by the Peel Watershed Planning Commission and the Yukon Government. The Commission, which is made up of nominees from the local First Nations and the Yukon Government, recommended to the government that mining and mineral exploration be restricted or prohibited in a large area which includes the Goz Creek Property. In January 2014, the Yukon Government modified the Planning Commission’s proposals and will allow exploration in much of the disputed area. However, the Yukon Government recently received an adverse judgment in the Yukon Supreme Court which requires the Yukon Government to implement the restrictive Land Use Plan as proposed by the Peel Watershed Planning Commission. The Yukon Government may choose to appeal the ruling, but this legal activity and the proposed Land Use Plan have discouraged exploration in this part of the Yukon. The Company is evaluating whether the changes amount to expropriation. If the dispute is favorably resolved, the Company intends to continue with exploration of the property. If the issue cannot be resolved, management intends to seek compensation from the dispute.

The Company believes the property continues to have value for an exploration partner. However, in accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Goz Creek Property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to the dispute. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate and was taken in fiscal 2014.

MOR Property

The MOR Property is located in the southern Yukon Territory. Currently, the property consists of 290 mineral claims (approximately 6,000 hectares). The Company has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”).

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including MOR, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. After the completion of the acquisition of the 52 Almaden claims, Tarsis increased the size of the property by staking additional claims in fiscal 2007 and 2008.

In September 2009, Tarsis acquired a 100% interest in the Highway property of 6 mineral claims from Strategic Metals Ltd. Consideration for the interest was $5,000 cash and a 2% NSR to Strategic on the Highway claims. The Company has incorporated the Highway claims into the MOR property.

Details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YB89971	MOR	1	9/18/1997	8/27/1997	4/29/2028
YB89972	MOR	2	9/18/1997	8/27/1997	4/29/2028
YB89973	MOR	3	9/18/1997	8/27/1997	4/29/2028
YB89974	MOR	4	9/18/1997	8/27/1997	4/29/2028
YB91626	MOR	5	9/4/1998	8/22/1998	4/29/2025
YB91627	MOR	6	9/4/1998	8/22/1998	4/29/2025
YB91628	MOR	7	9/4/1998	8/22/1998	4/29/2025
YB91629	MOR	8	9/4/1998	8/22/1998	4/29/2025
YB91820	MOR	9	9/28/1998	9/23/1998	4/29/2025
YB91821	MOR	10	9/28/1998	9/23/1998	4/29/2025
YB91822	MOR	11	9/28/1998	9/23/1998	4/29/2025
YB91823	MOR	12	9/28/1998	9/23/1998	4/29/2025
YB92029	MOR	13	4/29/1999	4/17/1999	4/29/2026
YB92030	MOR	14	4/29/1999	4/17/1999	4/29/2026
YB92031	MOR	15	4/29/1999	4/17/1999	4/29/2026
YB92032	MOR	16	4/29/1999	4/17/1999	4/29/2026
YB92033	MOR	17	4/29/1999	4/17/1999	4/29/2026
YB92034	MOR	18	4/29/1999	4/17/1999	4/29/2026
YB92035	MOR	19	4/29/1999	4/17/1999	4/29/2026
YB92036	MOR	20	4/29/1999	4/17/1999	4/29/2026
YB92037	MOR	21	4/29/1999	4/17/1999	4/29/2026
YB92038	MOR	22	4/29/1999	4/17/1999	4/29/2026
YB92039	MOR	23	4/29/1999	4/17/1999	4/29/2026
YB92040	MOR	24	4/29/1999	4/17/1999	4/29/2026
YB92041	MOR	25	4/29/1999	4/17/1999	4/29/2026

YB92042	MOR	26	4/29/1999	4/17/1999	4/29/2026
YB92043	MOR	27	4/29/1999	4/17/1999	4/29/2026
YB92044	MOR	28	4/29/1999	4/17/1999	4/29/2026
YB92045	MOR	29	4/29/1999	4/17/1999	4/29/2026
YB92046	MOR	30	4/29/1999	4/17/1999	4/29/2026
YB92047	MOR	31	4/29/1999	4/17/1999	4/29/2026
YB92048	MOR	32	4/29/1999	4/17/1999	4/29/2026
YB92049	MOR	33	4/29/1999	4/17/1999	4/29/2026
YB92050	MOR	34	4/29/1999	4/17/1999	4/29/2026
YB92051	MOR	35	4/29/1999	4/17/1999	4/29/2026
YB92052	MOR	36	4/29/1999	4/17/1999	4/29/2026
YB92053	MOR	37	4/29/1999	4/17/1999	4/29/2026
YB92054	MOR	38	4/29/1999	4/17/1999	4/29/2026
YB92055	MOR	39	4/29/1999	4/17/1999	4/29/2026
YB92056	MOR	40	4/29/1999	4/17/1999	4/29/2026
YB92057	MOR	41	4/29/1999	4/17/1999	4/29/2026
YB92058	MOR	42	4/29/1999	4/17/1999	4/29/2026
YB92059	MOR	43	4/29/1999	4/17/1999	4/29/2026
YB92060	MOR	44	4/29/1999	4/17/1999	4/29/2026
YB92061	MOR	45	4/29/1999	4/17/1999	4/29/2026
YB92062	MOR	46	4/29/1999	4/17/1999	4/29/2026
YB92063	MOR	47	4/29/1999	4/17/1999	4/29/2026
YB92064	MOR	48	4/29/1999	4/17/1999	4/29/2026
YB92065	MOR	49	4/29/1999	4/17/1999	4/29/2026
YB92066	MOR	50	4/29/1999	4/17/1999	4/29/2026
YB92067	MOR	51	4/29/1999	4/17/1999	4/29/2026
YB92068	MOR	52	4/29/1999	4/17/1999	4/29/2026
YC71599	MOR	53	6/26/2007	6/12/2007	4/29/2022
YC71600	MOR	54	6/26/2007	6/12/2007	4/29/2022
YC71601	MOR	55	6/26/2007	6/12/2007	4/29/2022
YC71602	MOR	56	6/26/2007	6/12/2007	4/29/2022
YC71603	MOR	57	6/26/2007	6/12/2007	4/29/2022
YC71604	MOR	58	6/26/2007	6/12/2007	4/29/2022
YC71605	MOR	59	6/26/2007	6/12/2007	4/29/2022
YC71606	MOR	60	6/26/2007	6/12/2007	4/29/2022
YC71607	MOR	61	6/26/2007	6/12/2007	4/29/2022
YC71608	MOR	62	6/26/2007	6/12/2007	4/29/2022
YC71609	MOR	63	6/26/2007	6/12/2007	4/29/2022
YC71610	MOR	64	6/26/2007	6/12/2007	4/29/2022
YC71611	MOR	65	6/26/2007	6/12/2007	4/29/2022

YC71612	MOR	66	6/26/2007	6/12/2007	4/29/2022
YC71613	MOR	67	6/26/2007	6/12/2007	4/29/2022
YC71614	MOR	68	6/26/2007	6/12/2007	4/29/2022
YC71615	MOR	69	6/26/2007	6/12/2007	4/29/2022
YC71616	MOR	70	6/26/2007	6/12/2007	4/29/2022
YC71617	MOR	71	6/26/2007	6/12/2007	4/29/2022
YC71618	MOR	72	6/26/2007	6/12/2007	4/29/2022
YC71619	MOR	73	6/26/2007	6/12/2007	4/29/2022
YC71620	MOR	74	6/26/2007	6/12/2007	4/29/2022
YC71621	MOR	75	6/26/2007	6/12/2007	4/29/2022
YC71622	MOR	76	6/26/2007	6/12/2007	4/29/2022
YC71623	MOR	77	6/26/2007	6/12/2007	4/29/2022
YC71624	MOR	78	6/26/2007	6/12/2007	4/29/2022
YC71625	MOR	79	6/26/2007	6/12/2007	4/29/2022
YC71626	MOR	80	6/26/2007	6/12/2007	4/29/2022
YC71627	MOR	81	6/26/2007	6/12/2007	4/29/2022
YC71628	MOR	82	6/26/2007	6/12/2007	4/29/2022
YC71629	MOR	83	6/26/2007	6/12/2007	4/29/2022
YC71630	MOR	84	6/26/2007	6/12/2007	4/29/2022
YC71631	MOR	85	6/26/2007	6/12/2007	4/29/2022
YC71632	MOR	86	6/26/2007	6/12/2007	4/29/2022
YC71633	MOR	87	6/26/2007	6/12/2007	4/29/2022
YC71634	MOR	88	6/26/2007	6/12/2007	4/29/2022
YC71635	MOR	89	6/26/2007	6/12/2007	4/29/2022
YC71636	MOR	90	6/26/2007	6/12/2007	4/29/2022
YC71637	MOR	91	6/26/2007	6/12/2007	4/29/2022
YC71638	MOR	92	6/26/2007	6/12/2007	4/29/2022
YC71639	MOR	93	6/26/2007	6/12/2007	4/29/2022
YC71640	MOR	94	6/26/2007	6/12/2007	4/29/2022
YC71641	MOR	95	6/26/2007	6/12/2007	4/29/2022
YC71642	MOR	96	6/26/2007	6/12/2007	4/29/2022
YC71643	MOR	97	6/26/2007	6/12/2007	4/29/2022
YC71644	MOR	98	6/26/2007	6/12/2007	4/29/2022
YC71645	MOR	99	6/26/2007	6/12/2007	4/29/2022
YC71646	MOR	100	6/26/2007	6/12/2007	4/29/2022
YC71647	MOR	101	6/26/2007	6/12/2007	4/29/2022
YC71648	MOR	102	6/26/2007	6/12/2007	4/29/2022
YC71649	MOR	103	6/26/2007	6/12/2007	4/29/2022
YC71650	MOR	104	6/26/2007	6/12/2007	4/29/2022
YC71651	MOR	105	6/26/2007	6/12/2007	4/29/2022
YC71652	MOR	106	6/26/2007	6/12/2007	4/29/2022

YC72301	MOR	107	10/4/2007	9/25/2007	4/29/2021
YC72302	MOR	108	10/4/2007	9/25/2007	4/29/2021
YC72303	MOR	109	10/4/2007	9/25/2007	4/29/2021
YC72304	MOR	110	10/4/2007	9/25/2007	4/29/2021
YC72305	MOR	111	10/4/2007	9/25/2007	4/29/2021
YC72306	MOR	112	10/4/2007	9/25/2007	4/29/2021
YC72307	MOR	113	10/4/2007	9/25/2007	4/29/2021
YC72308	MOR	114	10/4/2007	9/25/2007	4/29/2021
YC72309	MOR	115	10/4/2007	9/25/2007	4/29/2021
YC72310	MOR	116	10/4/2007	9/25/2007	4/29/2021
YC72311	MOR	117	10/4/2007	9/25/2007	4/29/2021
YC72312	MOR	118	10/4/2007	9/25/2007	4/29/2021
YC72313	MOR	119	10/4/2007	9/25/2007	4/29/2021
YC72314	MOR	120	10/4/2007	9/25/2007	4/29/2021
YC72315	MOR	121	10/4/2007	9/25/2007	4/29/2021
YC72316	MOR	122	10/4/2007	9/25/2007	4/29/2021
YC72317	MOR	123	10/4/2007	9/25/2007	4/29/2021
YC72318	MOR	124	10/4/2007	9/25/2007	4/29/2021
YC72319	MOR	125	10/4/2007	9/25/2007	4/29/2021
YC72320	MOR	126	10/4/2007	9/25/2007	4/29/2021
YC72321	MOR	127	10/4/2007	9/25/2007	4/29/2021
YC72322	MOR	128	10/4/2007	9/25/2007	4/29/2021
YC72323	MOR	129	10/4/2007	9/25/2007	4/29/2021
YC72324	MOR	130	10/4/2007	9/25/2007	4/29/2021
YC72325	MOR	131	10/4/2007	9/25/2007	4/29/2021
YC72326	MOR	132	10/4/2007	9/25/2007	4/29/2021
YC72327	MOR	133	10/4/2007	9/25/2007	4/29/2021
YC72328	MOR	134	10/4/2007	9/25/2007	4/29/2021
YC72329	MOR	135	10/4/2007	9/25/2007	4/29/2021
YC72330	MOR	136	10/4/2007	9/25/2007	4/29/2021
YC72331	MOR	137	10/4/2007	9/25/2007	4/29/2021
YC72332	MOR	138	10/4/2007	9/25/2007	4/29/2021
YC72333	MOR	139	10/4/2007	9/25/2007	4/29/2021
YC72334	MOR	140	10/4/2007	9/25/2007	4/29/2021
YC72335	MOR	141	10/4/2007	9/25/2007	4/29/2021
YC72336	MOR	142	10/4/2007	9/25/2007	4/29/2021
YC72337	MOR	143	10/4/2007	9/25/2007	4/29/2021
YC72338	MOR	144	10/4/2007	9/25/2007	4/29/2021
YC72339	MOR	145	10/4/2007	9/25/2007	4/29/2021
YC72340	MOR	146	10/4/2007	9/25/2007	4/29/2021
YC72341	MOR	147	10/4/2007	9/25/2007	4/29/2021

YC72342	MOR	148	10/4/2007	9/25/2007	4/29/2021
YC72343	MOR	149	10/4/2007	9/25/2007	4/29/2021
YC72344	MOR	150	10/4/2007	9/25/2007	4/29/2021
YC72345	MOR	151	10/4/2007	9/25/2007	4/29/2021
YC72346	MOR	152	10/4/2007	9/25/2007	4/29/2021
YC72347	MOR	153	10/4/2007	9/25/2007	4/29/2021
YC72348	MOR	154	10/4/2007	9/25/2007	4/29/2021
YC72349	MOR	155	10/4/2007	9/25/2007	4/29/2021
YC72350	MOR	156	10/4/2007	9/25/2007	4/29/2021
YC72351	MOR	157	10/4/2007	9/26/2007	4/29/2021
YC72352	MOR	158	10/4/2007	9/26/2007	4/29/2021
YC72353	MOR	159	10/4/2007	9/26/2007	4/29/2021
YC72354	MOR	160	10/4/2007	9/26/2007	4/29/2021
YC72355	MOR	161	10/4/2007	9/26/2007	4/29/2021
YC72356	MOR	162	10/4/2007	9/26/2007	4/29/2021
YC72357	MOR	163	10/4/2007	9/26/2007	4/29/2021
YC72358	MOR	164	10/4/2007	9/26/2007	4/29/2021
YC72359	MOR	165	10/4/2007	9/26/2007	4/29/2021
YC72360	MOR	166	10/4/2007	9/26/2007	4/29/2021
YC72361	MOR	167	10/4/2007	9/26/2007	4/29/2021
YC72362	MOR	168	10/4/2007	9/26/2007	4/29/2021
YC72363	MOR	169	10/4/2007	9/26/2007	4/29/2021
YC72364	MOR	170	10/4/2007	9/26/2007	4/29/2021
YC72365	MOR	171	10/4/2007	9/26/2007	4/29/2021
YC72366	MOR	172	10/4/2007	9/26/2007	4/29/2021
YC72367	MOR	173	10/4/2007	9/26/2007	4/29/2021
YC72368	MOR	174	10/4/2007	9/26/2007	4/29/2021
YC72369	MOR	175	10/4/2007	9/26/2007	4/29/2021
YC72370	MOR	176	10/4/2007	9/26/2007	4/29/2021
YC72371	MOR	177	10/4/2007	9/26/2007	4/29/2021
YC72372	MOR	178	10/4/2007	9/26/2007	4/29/2021
YC72373	MOR	179	10/4/2007	9/26/2007	4/29/2021
YC72374	MOR	180	10/4/2007	9/26/2007	4/29/2021
YC72375	MOR	181	10/4/2007	9/26/2007	4/29/2021
YC72376	MOR	182	10/4/2007	9/26/2007	4/29/2021
YC72377	MOR	183	10/4/2007	9/26/2007	4/29/2021
YC72378	MOR	184	10/4/2007	9/26/2007	4/29/2021
YC72379	MOR	185	10/4/2007	9/25/2007	4/29/2017
YC72380	MOR	186	10/4/2007	9/25/2007	4/29/2017
YC72381	MOR	187	10/4/2007	9/25/2007	4/29/2017
YC72382	MOR	188	10/4/2007	9/25/2007	4/29/2017

YC72383	MOR	189	10/4/2007	9/25/2007	4/29/2017
YC72384	MOR	190	10/4/2007	9/25/2007	4/29/2017
YC72385	MOR	191	10/4/2007	9/25/2007	4/29/2017
YC72386	MOR	192	10/4/2007	9/25/2007	4/29/2017
YC72387	MOR	193	10/4/2007	9/25/2007	4/29/2017
YC72388	MOR	194	10/4/2007	9/25/2007	4/29/2017
YC72389	MOR	195	10/4/2007	9/25/2007	4/29/2017
YC72390	MOR	196	10/4/2007	9/25/2007	4/29/2017
YC72391	MOR	197	10/4/2007	9/25/2007	4/29/2021
YC72392	MOR	198	10/4/2007	9/25/2007	4/29/2021
YC72393	MOR	199	10/4/2007	9/25/2007	4/29/2021
YC72394	MOR	200	10/4/2007	9/25/2007	4/29/2021
YC72395	MOR	201	10/4/2007	9/25/2007	4/29/2021
YC72396	MOR	202	10/4/2007	9/25/2007	4/29/2021
YC72397	MOR	203	10/4/2007	9/25/2007	4/29/2021
YC72398	MOR	204	10/4/2007	9/25/2007	4/29/2021
YC72399	MOR	205	10/4/2007	9/25/2007	4/29/2017
YC72400	MOR	206	10/4/2007	9/25/2007	4/29/2017
YC72401	MOR	207	10/4/2007	9/25/2007	4/29/2017
YC72402	MOR	208	10/4/2007	9/25/2007	4/29/2017
YC72403	MOR	209	10/4/2007	9/25/2007	4/29/2017
YC72404	MOR	210	10/4/2007	9/25/2007	4/29/2017
YC72405	MOR	211	10/4/2007	9/25/2007	4/29/2017
YC72406	MOR	212	10/4/2007	9/25/2007	4/29/2017
YC72407	MOR	213	10/4/2007	9/25/2007	4/29/2017
YC72408	MOR	214	10/4/2007	9/25/2007	4/29/2017
YC72409	MOR	215	10/4/2007	9/25/2007	4/29/2017
YC72410	MOR	216	10/4/2007	9/25/2007	4/29/2017
YC72411	MOR	217	10/4/2007	9/25/2007	4/29/2021
YC72412	MOR	218	10/4/2007	9/25/2007	4/29/2021
YC72413	MOR	219	10/4/2007	9/25/2007	4/29/2021
YC72414	MOR	220	10/4/2007	9/25/2007	4/29/2021
YC72415	MOR	221	10/4/2007	9/25/2007	4/29/2021
YC72416	MOR	222	10/4/2007	9/25/2007	4/29/2021
YC72417	MOR	223	10/4/2007	9/25/2007	4/29/2021
YC72418	MOR	224	10/4/2007	9/25/2007	4/29/2021
YC73523	MOR	225	7/14/2008	7/4/2008	4/29/2022
YC73524	MOR	226	7/14/2008	7/4/2008	4/29/2022
YC73525	MOR	227	7/14/2008	7/4/2008	4/29/2022
YC73526	MOR	228	7/14/2008	7/4/2008	4/29/2022
YC73527	MOR	229	7/14/2008	7/4/2008	4/29/2022

YC73528	MOR	230	7/14/2008	7/4/2008	4/29/2022
YC73529	MOR	231	7/14/2008	7/4/2008	4/29/2022
YC73530	MOR	232	7/14/2008	7/4/2008	4/29/2022
YC73531	MOR	233	7/14/2008	7/4/2008	4/29/2022
YC73532	MOR	234	7/14/2008	7/4/2008	4/29/2022
YC73533	MOR	235	7/14/2008	7/4/2008	4/29/2022
YC73534	MOR	236	7/14/2008	7/4/2008	4/29/2022
YC73535	MOR	237	7/14/2008	7/4/2008	4/29/2022
YC73536	MOR	238	7/14/2008	7/4/2008	4/29/2022
YC73537	MOR	239	7/14/2008	7/4/2008	4/29/2022
YC73538	MOR	240	7/14/2008	7/4/2008	4/29/2022
YC73539	MOR	241	7/14/2008	7/4/2008	4/29/2022
YC73540	MOR	242	7/14/2008	7/4/2008	4/29/2022
YC73541	MOR	243	7/14/2008	7/4/2008	4/29/2022
YC73542	MOR	244	7/14/2008	7/4/2008	4/29/2022
YC73543	MOR	245	7/14/2008	7/4/2008	4/29/2022
YC73544	MOR	246	7/14/2008	7/4/2008	4/29/2022
YC73545	MOR	247	7/14/2008	7/4/2008	4/29/2022
YC73546	MOR	248	7/14/2008	7/4/2008	4/29/2022
YC73547	MOR	249	7/14/2008	7/4/2008	4/29/2022
YC73548	MOR	250	7/14/2008	7/4/2008	4/29/2022
YC73549	MOR	251	7/14/2008	7/4/2008	4/29/2022
YC73550	MOR	252	7/14/2008	7/4/2008	4/29/2022
YC73551	MOR	253	7/14/2008	7/4/2008	4/29/2022
YC73552	MOR	254	7/14/2008	7/4/2008	4/29/2022
YC73553	MOR	255	7/14/2008	7/4/2008	4/29/2022
YC73554	MOR	256	7/14/2008	7/4/2008	4/29/2022
YC73555	MOR	257	7/14/2008	7/4/2008	4/29/2022
YC73556	MOR	258	7/14/2008	7/4/2008	4/29/2022
YC73557	MOR	259	7/14/2008	7/4/2008	4/29/2022
YC73558	MOR	260	7/14/2008	7/4/2008	4/29/2022
YC73559	MOR	261	7/14/2008	7/4/2008	4/29/2022
YC73560	MOR	262	7/14/2008	7/4/2008	4/29/2022
YC73561	MOR	263	7/14/2008	7/4/2008	4/29/2022
YC73562	MOR	264	7/14/2008	7/4/2008	4/29/2022
YC73563	MOR	265	7/14/2008	7/4/2008	4/29/2022
YC73564	MOR	266	7/14/2008	7/4/2008	4/29/2022
YC73565	MOR	267	7/14/2008	7/4/2008	4/29/2022
YC73566	MOR	268	7/14/2008	7/4/2008	4/29/2022
YC73567	MOR	269	7/14/2008	7/4/2008	4/29/2022
YC73568	MOR	270	7/14/2008	7/4/2008	4/29/2022

YC73569	MOR	271	7/14/2008	7/4/2008	4/29/2022
YC73570	MOR	272	7/14/2008	7/4/2008	4/29/2022
YC73571	MOR	273	7/14/2008	7/4/2008	4/29/2022
YC73572	MOR	274	7/14/2008	7/4/2008	4/29/2022
YC73573	MOR	275	7/14/2008	7/4/2008	4/29/2022
YC73574	MOR	276	7/14/2008	7/4/2008	4/29/2022
YC73575	MOR	277	7/14/2008	7/4/2008	4/29/2022
YC73576	MOR	278	7/14/2008	7/4/2008	4/29/2022
YC73577	MOR	279	7/14/2008	7/4/2008	4/29/2022
YC73578	MOR	280	7/14/2008	7/4/2008	4/29/2022
YC73579	MOR	281	7/14/2008	7/4/2008	4/29/2022
YC73580	MOR	282	7/14/2008	7/4/2008	4/29/2022
YC73581	MOR	283	7/14/2008	7/4/2008	4/29/2022
YC73582	MOR	284	7/14/2008	7/4/2008	4/29/2022
YC73583	MOR	285	7/14/2008	7/4/2008	4/29/2022
YC73584	MOR	286	7/14/2008	7/4/2008	4/29/2022
YC73585	MOR	287	7/14/2008	7/4/2008	4/29/2022
YC73586	MOR	288	7/14/2008	7/4/2008	4/29/2022
YC73587	MOR	289	7/14/2008	7/4/2008	4/29/2022
YC73588	MOR	290	7/14/2008	7/4/2008	4/29/2022

Location and Access

The property is located south-central Yukon in the Watson Lake Mining District, 180 kilometers west of Watson Lake and 35 kilometers east of Teslin, Yukon. Access is via the paved Alaska Highway, which lies 1.5 kilometers south of the property. Access throughout the property is primarily by helicopter. There is no infrastructure on the property. The nearest power supply is approximately 35 kilometers away in the community of Teslin.

The property lies at an elevation of approximately 2700 to 4300 feet in mixed forest and sub-alpine terrain. Summers are moderate, and winters are cold, with moderate precipitation that averages several feet of snowfall each year.

Some of the property is situated on Category B Settlement Lands of the Teslin Tlingit Council ("TTC"), Yukon First Nations, which holds a fee simple surface title pursuant to its 1993 Final Agreement with the governments of Canada and the Yukon. Although Tarsis owns 100% of the mineral rights, permission from the TTC is required for entry to the lands to conduct exploration.

Regional Geology

The region lies within the Canadian Corillera in the Omineca Belt, a zone of uplifted metamorphic and intrusive rocks. In the property area, the belt has several deformed Paleozoic assemblages, which include a portion of the Tanana Terrane lying between the Teslin Fault to the west and the Cassiar terrane to the east. This Devono-Mississippian stratigraphy is known as the Big Salmon Complex. This Complex is similar to other units which host known volcanogenic massive sulphide ("VMS") deposits elsewhere in the Yukon.

Property Geology

The property is underlain by a thick sequence of green quartz-chlorite and chlorite schists, which are mafic to intermediate volcanic tuffs and minor flows. The mafic rocks are interbedded with quartz chlorite schist and intermediate tuff, which contain various amounts of parallel quartz and feldspar. The rocks are strongly deformed.

Mineralization is Kuroko style volcanic hosted massive sulphide ("VHMS") mineralization. Exploration has identified a number of heavily disseminated, semi-massive and massive sulphide horizons.

Exploration History

The initial claims were staked in 1997 to cover a small zone of base and precious metal values in soil and subcrop. Work conducted by Almaden including hand pitting and trenching, as well as prospecting and reconnaissance on and around the original claims. Geochemical surveys and sampling were performed, and additional claims were added. In 2004, a two-phase exploration program was completed, which included a 4.5 line-km Induced Polarization (IP) survey, and two drill locations were selected to test for mineralization at depth. A total of 185.3 meters was drilled, and both holes encountered several (0.35 to 4.9 meters) intervals of significant gold, silver, copper and zinc mineralization.

After acquisition of the property in July 2007, the Company completed a Versatile Time Domain Electromagnetic (VTEM) airborne geophysical survey which identified a number of conductors on the property. Several of the conductors were coincident with soil geochemical anomalies and the location of previous drilling.

Four diamond drill holes totaling 685 meters was completed within a 300 meter portion of a 2,500 meter long soil geochemical anomaly during 2007 All holes intersected massive to semi-massive sulphide mineralization with significant copper, zinc, silver and gold values, including 5.46 meters of 1.20% copper, 2.85% zinc, 1.356 g/t gold and 55.8 g/t silver from drill hole MOR 07-03 and 7.80 meters of 1.18% copper, 1.52% zinc, 1.256 g/t gold and 52.2 g/t silver from drill hole MOR 07-02.

An additional 172 claims were staked in 2007 to cover a series of anomalies outlined during the VTEM survey. During 2008, additional prospecting to follow up on geophysical anomalies was completed. This work resulted in the discovery of several new mineralized outcrops, including the Mag, SD, and Bean zones.

An eight hole drill program totaling 1,703 meters was completed in 2008. Three holes tested the original Discovery Horizon at 100 meter step-outs to the east, Each of the holes encountered the target horizon but contained decreasing sulphide and metal content. Two holes tested the down-dip extension of the thickest sulphide accumulations encountered by prior drilling. Neither of the holes encountered significant mineralization. One hole was drilled to test a near surface IP conductor. A narrow sulphide band near the top of the hole associated with the lower lens of the Discovery Horizon was cut, but did not encounter significant mineralization near the IP conductor. The remaining two holes were completed in the SD zone approximately 2 kilometers south of the Discovery Horizon. Both holes encountered narrow massive sulphide intervals.

In 2009, the Company performed a property-wide program of lithogeochemical sampling, as well as additional gravity surveys and prospecting. In September 2009, the Highway claims were acquired from Strategic Metals and added to the MOR property. These claims cover a similar stratigraphy adjacent to the MOR claims block that is also prospective for VHMS mineralization. In 2007, Strategic completed VTEM surveys over the Highway claims that identified a strong linear EM anomaly.

In 2010, Tarsis collected soil geochemical samples over the newly acquired Highway claims which returned weakly anomalous copper and zinc values over a portion of the claims. A two hole diamond drill program totaling 443.83 meters was completed at the east end of the Discovery Zone. This drilling was designed to test the IP and gravity anomaly defined in 2009. Drilling intercepted massive, semi-massive and heavily disseminated sulphides. Highlights from the program are:

Hole	From	To	Interval (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)

MOR 10-01	85.10	92.90	7.80	0.71	0.41	19.3	0.80
including	92.25	92.90	0.65	1.43	1.13	49.1	1.98

MOR 10-02	No Significant Assays

Assays for the program were conducted by ALS Minerals. Sample preparation was conducted at ALS Whitehorse and final analysis at ALS Minerals North Vancouver, B.C. Rock samples and drill core were weighed, dried, crushed and split being pulverized to 8% passing 75 microns. For gold assays, fire assay procedures were followed by atomic absorption spectroscopy. For silver and trace element assays, a 51 element “ultra trace” method is utilized using aqua regia acid and analyzed using inductively coupled plasma and mass spectroscopy.

The drilling successfully intersected an extension to the Discovery Horizon, which has now been tested and is apparently continuous over 600 meters of strike length.

Current and Anticipated Exploration

The Company believes it has satisfactorily explained the geochemical anomaly identified through prior augur soil sampling and that significant potential exists for the discovery of additional VHMS mineralization on the property, particularly in the Discovery Zone.

The Company believes the property continues to have value for an exploration partner. However, in accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the MOR property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate and was taken in fiscal 2014.

Tim Property

The Tim Property is located in the southeastern portion of the Yukon Territory. Currently, the property consists of 289 mineral claims (approximately 6,200 hectares). The Company currently has a 100% interest in the property, subject to a 2% NSR.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including Tim, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. Due to exploration spending by ACME Resources as the optionee on the Tim property, the Company issued as a bonus an additional 500,000 common shares to Almaden in Fiscal 2008.

In September 2007, the Company optioned to the property to ACME Resources (formerly International KRL Resources). Under the agreement, ACME could earn a 60% interest in the property by spending $3,000,000 on exploration and issuing Tarsis 1,000,000 common shares by September 10, 2011. ACME staked additional claims and added them to the property but subsequently withdrew from the option agreement, and Tarsis retained its 100% interest in the property, including the additional claims.

The details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YA70524	TIM	112	9/26/1983	9/11/1983	9/19/2016
YA91111	TIM	171	7/2/1986	6/28/1986	9/19/2017
YA91112	TIM	172	7/2/1986	6/28/1986	9/19/2017
YA91113	TIM	173	7/2/1986	6/29/1986	9/19/2017
YA91114	TIM	174	7/2/1986	6/29/1986	9/19/2017
YA91115	TIM	175	7/2/1986	6/29/1986	9/19/2017
YA91116	TIM	176	7/2/1986	6/29/1986	9/19/2017
YA91118	TIM	178	7/2/1986	6/29/1986	9/19/2017
YA91127	TIM	187	7/2/1986	7/1/1986	9/19/2018
YA91129	TIM	189	7/2/1986	7/1/1986	9/19/2018
YC72048	TOM	63	9/19/2007	9/15/2007	9/19/2016
YC72049	TOM	64	9/19/2007	9/15/2007	9/19/2016
YC72050	TOM	65	9/19/2007	9/15/2007	9/19/2016
YC72051	TOM	66	9/19/2007	9/15/2007	9/19/2016
YC72052	TOM	67	9/19/2007	9/15/2007	9/19/2016
YC72053	TOM	68	9/19/2007	9/15/2007	9/19/2016
YC72054	TOM	69	9/19/2007	9/15/2007	9/19/2016
YC72055	TOM	70	9/19/2007	9/15/2007	9/19/2016
YC72057	TOM	72	9/19/2007	9/15/2007	9/19/2016
YC72059	TOM	74	9/19/2007	9/15/2007	9/19/2018
YC72077	TOM	92	9/19/2007	9/14/2007	9/19/2018
YC72078	TOM	93	9/19/2007	9/14/2007	9/19/2018
YC72079	TOM	94	9/19/2007	9/15/2007	9/19/2018

YC72080	TOM	95	9/19/2007	9/15/2007	9/19/2018
YC72081	TOM	96	9/19/2007	9/15/2007	9/19/2019
YC72083	TOM	98	9/19/2007	9/16/2007	9/19/2016
YC72085	TOM	100	9/19/2007	9/16/2007	9/19/2016
YC72087	TOM	102	9/19/2007	9/16/2007	9/19/2016
YC72089	TOM	104	9/19/2007	9/16/2007	9/19/2016
YC72091	TOM	106	9/19/2007	9/16/2007	9/19/2016
YC72092	TOM	107	9/19/2007	9/16/2007	9/19/2016
YC72093	TOM	108	9/19/2007	9/16/2007	9/19/2016
YC72094	TOM	109	9/19/2007	9/16/2007	9/19/2016
YC72095	TOM	110	9/19/2007	9/16/2007	9/19/2016
YC72096	TOM	111	9/19/2007	9/16/2007	9/19/2016
YC72097	TOM	112	9/19/2007	9/16/2007	9/19/2016
YC72098	TOM	113	9/19/2007	9/16/2007	9/19/2016
YC72099	TOM	114	9/19/2007	9/16/2007	9/19/2016
YC72100	TOM	115	9/19/2007	9/16/2007	9/19/2016
YC72101	TOM	116	9/19/2007	9/16/2007	9/19/2016
YC72102	TOM	117	9/19/2007	9/16/2007	9/19/2016
YC72103	TOM	118	9/19/2007	9/16/2007	9/19/2016
YC72104	TOM	119	9/19/2007	9/16/2007	9/19/2016
YC72105	TOM	120	9/19/2007	9/16/2007	9/19/2016
YC72106	TOM	121	9/19/2007	9/16/2007	9/19/2016
YC72107	TOM	122	9/19/2007	9/16/2007	9/19/2016
YC72108	TOM	123	9/19/2007	9/16/2007	9/19/2016
YC72109	TOM	124	9/19/2007	9/16/2007	9/19/2016
YC72110	TOM	125	9/19/2007	9/16/2007	9/19/2016
YC72111	TOM	126	9/19/2007	9/17/2007	9/19/2016
YC72112	TOM	127	9/19/2007	9/17/2007	9/19/2016
YC72113	TOM	128	9/19/2007	9/17/2007	9/19/2016
YC72114	TOM	129	9/19/2007	9/17/2007	9/19/2016
YC72115	TOM	130	9/19/2007	9/16/2007	9/19/2016
YC72116	TOM	131	9/19/2007	9/16/2007	9/19/2016
YC72117	TOM	133	9/19/2007	9/16/2007	9/19/2016
YC72118	TOM	134	9/19/2007	9/16/2007	9/19/2016
YC72119	TOM	135	9/19/2007	9/16/2007	9/19/2016
YC72120	TOM	136	9/19/2007	9/17/2007	9/19/2016
YC72121	TOM	137	9/19/2007	9/17/2007	9/19/2016
YC72122	TOM	138	9/19/2007	9/17/2007	9/19/2016
YC72123	TOM	139	9/19/2007	9/17/2007	9/19/2016
YC72124	TOM	140	9/19/2007	9/17/2007	9/19/2016
YC72125	TOM	141	9/19/2007	9/17/2007	9/19/2016

YC72144	TOM	160	9/19/2007	9/17/2007	9/19/2016
YC72146	TOM	162	9/19/2007	9/17/2007	9/19/2016
YC72148	TOM	164	9/19/2007	9/17/2007	9/19/2016
YC72150	TOM	166	9/19/2007	9/17/2007	9/19/2016
YC72152	TOM	168	9/19/2007	9/17/2007	9/19/2016
YC72153	TOM	169	9/19/2007	9/17/2007	9/19/2016
YC72154	TOM	170	9/19/2007	9/17/2007	9/19/2016
YC72155	TOM	171	9/19/2007	9/17/2007	9/19/2016

Location and Access

The property is located in the southeastern Yukon 72 kilometers west of Watson Lake. The property is road accessible from the Alaska Highway via an approximately 45 kilometer long access road, and additional roads provide access throughout the property. There is no infrastructure on the property, and no nearby source of power. Several creeks flow through the property and provide a year-round water supply.

Regional and Property Geology

The region overlies the Cassiar terrane of carbonate and clastic sedimentary rocks formed on the ancient continental margin of western North America. The property covers a folded sequence of Lower Cambrian and Cambrian rocks, and includes carbonate hosted silver-lead-zinc mineralization.

Exploration History

The property was first staked in the early 1980's at the same time as several other properties in the area. Work conducted in the late 1980's established anomalous soil geochemical results with elevated silver, lead, zinc and manganese values. Two large geochemical anomalies were defined, measuring 1,500 meters by 300 meters. An IP survey recorded results that coincided with the geochemical anomalies.

ACME optioned the property from Tarsis in September 2007 and in 2008 completed a five-hole, 1,254 diamond drill program targeting the previously identified IP anomalies. The drilling failed to intersect significant mineralization, although hole W-08-01 intersected a 4 meter zone of mineralization assaying 10.6 g/t silver, 0.21% lead and 0.83% zinc. ACME subsequently withdrew from the option agreement after spending approximately $800,000 on exploration.

Current and Anticipated Exploration

In September 2013, the Company conducted a short, focused work program on the property. The program was designed to re-evaluate a historical zone of silver-lead rich Carbonate Replacement Mineralization exposed by mechanized trenching in 1988. Historical chip sampling across the zone reportedly returned 352 g/t silver and 9.12% lead across 4.0 meters. In addition to this exposure, similar mineralization was also reported in adjacent trenches 180 and 250 meters on either side of the central trench. No drill testing of this zone has ever been conducted.

The Company’s field crew located the central historical trench (T-3) and exposed the main mineralized showing with hand tools. A total of 6.4 meters of footwall alteration and CRM were exposed at the base of the trench. Three series of sawn channel samples were taken across the exposure of approximately 1 meter spacing between channels. The central channel tested a partial exposure of footwall alteration and the CRM while the outer channels only tested the partially exposed CRM. Weighted average assays for each of the channel samples are included in the table below. Sample intervals are true width.

Channel	Interval (m)	Silver (g/t)	Lead (%)
Central	6.40	220	4.74
including	3.70	365	7.54
including	0.70	976	8.32

West	2.70	269	8.23
including	0.70	829	7.94

East	2.50	280	10.28

Elevated accessory elements in the mineralized zone include zinc, arsenic, antimony, bismuth, indium, gold and tin. The CRM is hosted within a steep southeasterly dipping structural zone and is dominantly comprised of manganiferous carbonate and porous dark brown limonite. Hand trenching did not expose the hangingwall contact of the mineralized zone due to slough and extensive downslope cover. Historical soil geochemical response defines three distinct linear northwest trending silver-lead anomalies, each of which is continuously defined for a strike length of roughly 2,000 meters. All historical trenching was conducted along the trace of the central geochemical anomaly but the soil sample coverage was not completed over the mineralized zone encountered in trench T-3 or northwest along strike.

Sawn samples were approximately 4 centimeters in width, resulting in relatively large samples per interval, which the Company believes improves the reliability of the sampling. Samples were delivered to ALS Minerals in Whitehorse, Yukon for sample preparation and all analyses were completed in North Vancouver. Rock samples were weighed, dried, crushed and split being pulverized to 8% passing 75 microns. Silver and 50 other elements were analyzed using ICPMS techniques.

The Company believes the property continues to have value for an exploration partner. However, in accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Tim property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate and was taken in fiscal 2014.

Nevada Growth Pipeline Properties

The Company has classified both of its Nevada properties as Growth Pipeline Properties. These properties are the BP and BJS properties. The Company has a 100% interest in each of the properties, subject to a 2% NSR, through an agreement dated June 10, 2013 between the Company and Almaden Minerals. The Company acquired the properties in exchange for 4,000,000 common shares at a price of $0.055 per share, and a 2% NSR on any production from the properties.

In addition to the acquisition of the BP and BJS properties, an area of influence will be outlined in Nevada, where Almaden will provide its proprietary data and concepts to the Company. In return the Company will issue 200,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

In May 2013, the Company commenced exploration on the BP property. BP is the most advanced of the Company’s two Nevada properties. The BP property is road accessible via Nevada State highways 278 or 228, approximately 60 kilometers south of Carlin, Nevada. A network of trails on the property provides access to all areas of interest. There is no infrastructure on the property, and powerlines follow Highway 278, approximately 10 kilometers from the property.

Based on the stratigraphy, structure and geochemistry of the property, BP may be prospective for Carlin-style gold mineralization. Some of the prospective attributes include outcropping jasperoid breccias in the vicinity of interpreted structural corridors, anomalous gold plus arsenic-thallium-antimony-mercury pathfinder geochemistry and permissive stratigraphy. No evidence of modern gold exploration is visible on the property apart from a widely spaced preliminary soil geochemistry sampling program.

The Company’s 2013 exploration program at BP identified gold-bearing jasperoid breccias samples, with the most significant samples occurring intermittently along an 850 meter linear trend believed to coincide with a series of high-angle faults providing conduits for Carlin-style gold bearing fluids. Jasperoid with anomalous gold values feature elevated Carlin-style pathfinder elements which include arsenic, thallium, mercury and antimony, which are key Carlin-style pathfinder elements. Assays for the program were conducted by ALS Minerals. Sample preparation was conducted at ALS Reno and final analysis at ALS Minerals North Vancouver, B.C. Rock samples were weighed, dried, crushed and split being pulverized to 8% passing 75 microns. For gold assays, fire assay procedures were followed by atomic absorption spectroscopy. For silver and trace element assays, a 51 element “ultra trace” method is utilized using aqua regia acid and analyzed using inductively coupled plasma and mass spectroscopy.

The Company is actively pursuing a JV partner for the BP project, as the Company believes the property is close to drill ready.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS on October 1, 2011. Prior to the adoption of IFRS, the Company‘s financial statements were prepared in accordance with Canadian GAAP.

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.09 on September 30, 2014.

The Company has since inception primarily financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Change of Fiscal Year End

The Company changed its fiscal year end to September 30 from October 31 beginning with the fiscal period ended September 30, 2011. The reason for the change is for the Company's year end to be coterminous with its wholly-owned subsidiary in Mexico, Minera Tarsis, S.A. de C.V., which has a December 31 year end.

Due the transition of fiscal year end, the Company’s audited financial statements for the fiscal period ended September 30, 2011 were for an eleven month period.

Results of Operations

Year Ended September 30, 2014 vs. Year Ended September 30, 2013

During the year ended September 30, 2013, the Company evaluated the exploration program conducted in fiscal 2013 and reviewed each of its properties for its future potential and possible impairment due to the Company’s current shortage of exploration funds.

The comprehensive loss for year ended September 30, 2014 was ($4,088,586), or ($0.08) per share, compared to a comprehensive loss of ($1,320,596), or ($0.03) per share for the year ended September 30, 2013.

In the current year, expenses totaled $645,576, which was an increase of $66,907 compared to expenses of $578,669 recorded in the year ended September 30, 2013. Excluding the non-cash expense of share-based payments of $167,091 compared to $Nil in the prior year, expenses actually decreased in fiscal 2014. Management continues to work to reduce its operating expenses.

In addition to the increase in share-based payments, large changes in expenses occurred in accounting and legal fees, which declined to $130,042 from $150,752; investor relations and shareholder information, which fell to $46,271 from $87,936; office expenses, which declined to $16,779 from $22,822; property investigation expenses, which fell to $731 from $32,507 and travel, which declined to $34,454 from $38,415, as the Company did not actively investigate new properties for acquisition during the current year; transfer agent and filing fees, which declined to $18,324 from $19,844; and wages, benefits and consulting fees, which rose to $180,424 from $174,754.

Interest income declined to $1,712 from $3,592 for the year ended September 30, 2013 due to lower cash balances during the year. Write-off of exploration and evaluation assets was $Nil compared to ($704,581) in the prior year as the Company wrote-off 5 properties in fiscal 2013. During fiscal 2014 ended September 30, 2014, the Company evaluated its property portfolio and determined several properties were impaired due to the Company’s shortage of cash to conduct exploration programs. Impairment allowance was ($3,439,175) which were attributable to the MOR, Tim and Goz Creek properties.

Year Ended September 30, 2013 vs. Year Ended September 30, 2012

During the year ended September 30, 2013, the Company optioned its Erika project in Mexico to Osisko Mining Corporation and acquired a 100% interest, subject to a 2% NSR, in 7 exploration properties from Almaden Minerals Ltd.

The comprehensive loss for year ended September 30, 2013 was ($1,320,596), or ($0.03) per share, compared to a comprehensive loss of ($1,347,248), or ($0.04) per share, for the year ended September 30, 2012. In fiscal 2013, expenses totaled $578,669, which was a decline of $321,477 compared to expenses of $900,146 recorded in the year ended September 30, 2012. Management has been actively working to reduce its operating expenses.

Large changes in expenses occurred in accounting and legal fees, which fell to $150,752 from $186,670; investor relations and shareholder information, which fell to $87,936 from $130,112; office facilities and administrative services, which declined to $49,908 from $60,215; property investigation expenses, which fell to $32,507 from $129,375, and travel, which declined to $38,415 from $71,829, as the Company reduced its grassroots exploration activities and completed the acquisition of the 7 properties from Almaden in fiscal 2013; and share-based payments, which totaled $Nil compared to $134,433 as no incentive stock options were granted in fiscal 2013. Wages, benefits, and consulting fees rose slightly to $174,754 from $147,131 due to the shift of the President from a consulting basis to an employee of the Company effective January 1, 2013.

Interest income was largely unchanged at $3,592 compared to $2,320 for the year ended September 30, 2012, as average cash balances were similar during both periods. Gain on sale of marketable securities was $Nil compared to $27,450 as no securities were sold in fiscal 2013. Proceeds received in excess of exploration and evaluation asset costs were $Nil compared to $10,000, as no excess proceeds from optionees were received in fiscal 2013. Write-off of exploration and evaluation assets was $704,581 compared to $Nil as the Company wrote-off the acquisition costs and capitalized expenditures of the Burns, Meister River, Rogue, Rosie, and Mezquites properties.

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2014 was $94,538 including cash of $228,579. Management estimates that the property exploration and property holding budget will be approximately $250,000 and SG&A expenses will be approximately $350,000 in fiscal 2015. The Company’s current working capital is not sufficient to meet its anticipated expenditures for the remainder of Fiscal 2015, and it will require additional funds. If the Company is unable to raise additional funds through private placements of equity, or option certain of its properties, it will likely result in a severe reduction in the Company’s exploration and operational budgets and may result in management relinquishing certain mineral claims.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal Year 2010	Private Placement	2,000,000	$ 0.20	$ 400,000
Ended October 31,	Private Placement	1,000,000	0.20	200,000
	Private Placement	4,100,000	0.25	1,025,000
	Exercise of Warrants	1,350,000	0.25	337,500
	Exercise of Finders' Warrants	9,000	0.25	2,250
	Exercise of Options	40,000	0.10	4,000

Eleven Months	Private Placement	2,710,897	$ 0.60	$ 1,626,535
Ended September 30,	Exercise of Warrants	1,150,000	0.25	287,500
2011	Exercise of Finders' Warrants	89,875	0.25	22,469
	Exercise of Options	100,000	0.25	25,000

Fiscal Year 2012	Private Placement	4,800,000	$ 0.25	$ 1,200,000
Ended September 30	Exercise of Finders’ Warrants	39,375	0.25	9,844

Fiscal Year 2013	Private Placement	6,870,000	$ 0.15	$ 1,030,500
Ended September 30	Acquisition of Mineral Properties	4,000,000	0.055	-

Fiscal Year 2014	Private Placement	4,836,666	$0.075	$ 362,750
Ended September 30	Private Placement	2,666,667	0.075	200,000
	Private Placement	9,000,000	0.05	450,000

Year Ended September 30, 2014

At the end of the fiscal year ended September 30, 2014, the Company had working capital of $94,538 compared to a working capital deficit of ($88,377) as of September 30, 2013. During the fiscal year ended September 30, 2014, Operating Activities used cash of ($491,613). Items not affecting cash included depreciation of $1,772, share-based payments of $167,091, impairment allowance related to the Company’s mineral properties of $3,439,175, and deferred income tax expense of $35,000. Changes in non-cash working capital items include a decrease in receivables of $1,362; a decrease in prepaid expenses of $8,083; a decrease in accounts payable and accrued liabilities of ($16,907); and a decrease in amounts due to related parties of ($9,150).

Cash flows from Investing Activities used cash of ($296,149), with the entire amount expended on exploration and evaluation assets. Cash flows from Financing Activities provided cash of $966,219. Proceeds from issuance of common shares provided cash of $1,012,750, and share issue costs used cash of ($46,531). Effect of exchange rate changes on cash was $29,078.

Cash totaled $228,579 as of September 30, 2014, compared to cash of $21,044 as of September 30, 2013, an increase of $207,535.

During the year the Company issued a total of 16,503,333 common shares in three private placements.

In the first placement, 4,836,666 common share units were issued at a price of $0.075 per unit for gross proceeds of $362,750. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until December 16, 2016. $15,689 of share issue costs were incurred with this financing.

In the second placement, 2,666,667 common shares units were issued at a price of $0.075 per unit for gross proceeds of $200,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until March 17, 2017. $11,521 in share issue costs were incurred with this financing.

In the third placement, 9,000,000 common share units were issued at a price of $0.05 per unit for gross proceeds of $450,000. Each unit consisted of one common share and one non-transferable purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 until September 11, 2017. The Company paid $9,600 cash as a finder’s fee and issued 268,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 until September 11, 2015. $25,721 in costs were incurred with this financing.

Year Ended September 30, 2013

At the end of the fiscal year ended September 30, 2013, the Company has a working capital deficit of ($88,377) compared to working capital of $929,826 as of September 30, 2012. During the fiscal year ended September 30, 2013, Operating Activities used cash of ($599,754). Items not affecting cash included depreciation of $1,731, write-off of exploration and evaluation assets of $704,581, and deferred income tax expense of $37,000. Changes in non-cash working capital items include a decrease in receivables of $12,787; a decrease in prepaid expenses of $10,290; a decrease in accounts payable and accrued liabilities of ($15,699); and a decrease in due to related parties of ($33,786).

Cash flows from Investing Activities used cash of ($417,561). Purchase of equipment used cash of ($2,722), exploration and evaluation assets used cash of ($464,339), and cash received from option agreements provided cash of $49,500. Cash flows from Financing Activities used cash of ($18,365). Proceeds from issuance of common shares provided cash of $27,000, and share issue costs used cash of ($45,365). Exchange difference arising from translation of foreign subsidiary was $6,062.

Cash totaled $21,044 as of September 30, 2013, compared to cash of $1,050,662 as of September 30, 2012, a decrease of ($1,029,618).

During the year the Company issued a total of 10,870,000 common shares. 6,870,000 common shares were issued pursuant to a private placement of units at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable common stock purchase warrant, with each warrant exercisable into one additional common share at a price of $0.25 until October 3, 2015. The Company also issued 471,500 finder’s warrants in relation to the placement, with each finder’s warrant exercisable into a common share at a price of $0.15 until October 3, 2015. 4,000,000 common shares were issued to Almaden pursuant to the acquisition of 7 mineral exploration properties by the Company from Almaden. The shares were issued at a price of $0.055 per share for a total cost of $220,000.

Fiscal Year Ended September 30, 2012

At the end of the fiscal year, the Company's working capital was $929,826 compared to working capital of $230,043 as of September 30, 2011. During the year, Operating Activities used cash of ($615,208). Items not affecting cash included depreciation of $1,402 and share-based payments related to the grant of stock options of $134,433. Gain on sale of marketable securities was ($27,450), and deferred income tax expense was $460,000. Changes in non-cash working capital items included a decrease in receivables of $25,516; a decrease in prepaid expenses of $62,949; a decrease in accounts payable and accrued liabilities of ($10,395); and an increase in amounts due to related parties of $58,713.

Cash flows from Investing Activities used cash of ($720,685). Expenditures on exploration and evaluation assets used cash of ($842,992); cash advances for mineral exploration used cash of ($9,543); cash received from option agreements totaled $50,000; and cash received from sale of marketable securities was $81,850. Cash flows from Financing Activities provided cash of $2,161,693. Share subscriptions received for the private placement not yet completed provided cash of $1,003,500, and proceeds from issuance of common shares provided cash of $1,200,000. Proceeds from exercise of finder’s warrants provided cash of $9,844, and share issue costs used cash of ($51,651). Exchange difference arising on the translation of foreign subsidiary was ($1,322).

Cash totaled $1,050,662 at September 30, 2012 compared to cash of $226,184 as of September 30, 2011, an increase of $824,478.

During the year, the Company issued 4,839,375 common shares. 4,800,000 common shares were issued pursuant to a private placement of units at a price of $0.25 per unit. Each unit consisted of one common share and one-half of a non-transferrable common stock purchase warrant, with each full warrant exercisable into one additional common share at a price of $0.40 until August 10, 2013. In connection with the private placement, the company also issued finder’s warrants, which allowed the holders to purchase up to 105,000 units at a price of $0.25 per unit until August 10, 2013. 39,375 common shares were issued pursuant to the exercise of finder’s warrants at a price of $0.25 per warrant.

Significant Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company adopted IFRS on October 1, 2011.

The Company’s financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss).  In addition, the financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary as follows:

	% of ownership	Jurisdiction	Nature of operations

Minera Tarsis, S.A. de C.V.	100%	Mexico	Exploration

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rate of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Exchange differences arising from the translation of the subsidiary’s functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditures are not expected to be recovered, they are charged to operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at a rate of 30% per year.

The cost of an item of equipment consists of the purchase price, plus any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at September 30, 2014, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss. The Company’s cash has been classified as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company’s receivables have been classified as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of comprehensive loss. No financial assets have been classified as held-to-maturity.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive loss.  The Company’s marketable securities have been classified as available-for-sale.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss.  No financial liabilities have been classified as fair value through profit or loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payable and accrued liabilities, all of which are recognized at amortized cost.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company is considered a critical judgement. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Managements’ consideration of the functional currency mainly resulted from the influence of the cost of providing goods and services in the subsidiary.

Estimates

•

The recoverability of receivables and prepayments which are included in the consolidated statements of financial position;

•

The carrying value of any marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

The estimated useful lives of equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

The inputs used in accounting for share-based payments in the consolidated statements of comprehensive loss; and

•

The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those properties where applicable.

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

Share-based payment transactions

The Company’s stock option plan allows the Company’s employees and consultants to acquire shares of the Company through the exercise of granted stock options.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in shareholders’ equity.  An individual is classified as an employee when such individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Warrants with the right to acquire common shares in the Company are typically issued through the Company’s equity financing activities.  Where finders’ warrants are issued on a stand-alone basis, their fair values are measured on their issuance date using the Black-Scholes option pricing model and are recorded as both an increase to equity reserves and as a share issue cost.

When warrants are exercised, the cash proceeds along with the amount previously recorded in equity reserves are recorded as share capital.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Common shares, which by agreement are designated as flow-through shares, are usually issued at a premium to non-flow-through common shares. On issue, share capital is increased only by the non-flow-through share equivalent value. Any premium is recorded as a flow-through share premium liability. Upon expenses being incurred, the Company derecognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income on settlement of flow-through share premium liability.

Loss per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Income tax provisions are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in income in the period in which the change occurs.

Deferred tax assets or liabilities arising from temporary differences between the tax and accounting values of assets and liabilities, are recorded based on tax rates expected to be enacted when these differences are reversed.  Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recovered. This involves an assessment of when those deferred tax assets are likely to be realized, and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as in the amounts recognized in income in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.09 on September 30, 2014.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations. Until September 30, 3014, the company leased an office on a month-to-month basis from Almaden Minerals Ltd., a related party, under a verbal agreement. The cost was $4,100 per month, which included rent of $2,300; Office Expense of $320; Insurance of $440; and Office Assistance of $1,040. Subsequently the Company terminated the lease arrangement with Almaden and beginning October 1, 2014 the Company leases an office on a month-to-month basis from Pacific Opportunity Capital, Ltd, a related party, at a cost of $1,000 per month.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of December 31, 2014 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of Canada and are citizens of Canada except Adrian Fleming, who is a citizen of Australia. Each director was re-elected at the Annual General Meeting held on February 28, 2014, except Jason Weber, who was appointed to the Board subsequent to the Meeting.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	44	July 23, 2007
Craig Lindsay (1)	49	November 3, 2008
Adrian Fleming (1)	66	June 28, 2010
Mark T. Brown	46	February 28, 2014
Jason Weber	44	March 10, 2014

(1) Member of Audit Committee

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated January 24, 2014. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 6 lists, as of December 31, 2014, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 6

Executive Officers

Name	Position	Age	Date of Appointment
Mark G. Blythe	President and CEO	44	July 23, 2007
Mark T. Brown	Chief Financial Officer and Corporate Secretary	46	July 23, 2007

Mark G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He is currently a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007, and devotes approximately 90% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Chief Executive Officer, President and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; a Director of Estrella Gold Corporation, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services, President, CEO and a Director of Otis Gold, a mineral exploration company traded on the TSX Venture Exchange, CEO and a Director of Philippine Metals Inc., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Archer Petroleum Corp., a mineral exploration company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009, and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

Adrian Fleming, P.Geo is an Australian geologist with 40 years diversified experience in the mining industry, including exploration, project development and operations. He formerly held a number of senior positions with major mining companies, including Exploration Manager for Placer Dome in Sydney, President of Giant Yellowknife Mines in Toronto, and Vice President of Exploration for Golden Star in Denver. Since 1998, he has been the President of Rockworks Limited, an independent geologic advisory company, and currently serves as an officer and director of other public companies. He is a Director of Antipodes Gold, a mineral exploration company traded on the TSX Venture Exchange; Entourage Metals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Goldminex Resources, a mineral exploration company traded on the Australian Stock Exchange; a Director of Gonzaga Resources, a mineral exploration company traded on the TSX Venture Exchange; a Director of Highland Copper Company Inc., a mineral exploration company traded on the TSX Venture Exchange; President and Director of Northern Empire Resources Corp., a mineral exploration company traded on the TSX Venture Exchange; and a Director of Precipitate Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr Fleming spends approximately 5% of his time on the affairs of the Company.

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America, and has also worked on gold and copper projects in British Columbia and Australia. He currently serves as a Director of Tarku Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange. Mr. Weber is also the Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). Mr. Weber spends approximately 5% of his time on the affairs of the Company.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. No members of the Board of Directors are related.

COMPENSATION

The Company has no arrangements pursuant to which directors receive cash compensation from the Company for their services in their capacity as directors, or for committee participation.  A Director may serve in another capacity with the Company, including as an Officer or Consultant, and receive cash compensation independent of their service as a Director. Directors are included in the Company’s Stock Option Plan and may be granted options under the Plan. There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on February 28, 2014.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
Marc G. Blythe President, CEO and Director (1)	2014 2013 2012	$ 175,000 131,250 N/A	450,000 Nil 200,000	$ Nil 39,900 147,131

Mark T. Brown, CFO and Corporate Secretary (2)	2014 2013 2012	N/A N/A N/A	450,000 Nil 125,000	$ 155,857 113,720 159,556

Adrian Fleming, Director	2014 2013 2012	N/A N/A N/A	200,000 Nil 50,000	Nil Nil Nil

Craig Lindsay, Director	2014 2013 2012	N/A N/A N/A	200,000 Nil 50,000	Nil Nil Nil

Jason Weber, Director	2014	N/A	200,000	Nil

(1)

“Other Compensation” for Marc G. Blythe is for consulting fees. Mr. Blythe became an employee of the Company effective January 1, 2013.

(2)

"Other Compensation" for Mark T. Brown is for management and accounting fees and share issue costs paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

No funds were set aside or accrued by the Company during fiscal 2014 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the only non-independent director is Marc Blythe, as he serves as CEO and President of the Company.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on February 28, 2014, shareholders approved the resolution to set the current Board at four members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated January 24, 2014.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are independent. All members of the Audit Committee shall be financially literate. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Corporation’s financial statements.

Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience. The Chairperson shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

Responsibilities

The Audit Committee will review and report to the board of directors of the Company the financial statements and MD&A (management discussion and analysis); the auditor’s report, if any; and review the Company’s annual and interim earnings press releases before the Company publicly discloses the information.  The Committee will also ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information and periodically assess the adequacy of the procedures.

The Committee will recommend to the Board of Directors the external auditor and the compensation of the external auditor and pre-approve all non-audit services to be provided to the Company by the auditor. It will oversee the work of the external auditor, including the resolution of any disagreements between management and the auditor regarding financial reporting. The Committee will monitor, evaluate and report to the Board of Directors on the integrity of the financial reporting process and the system of internal controls that management and the Board have established.

Procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters will be established by the Committee, including the confidential and anonymous submission by employees.

The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met 5 times in fiscal 2014.

The current Audit Committee members are Marc G. Blythe, Craig Lindsay, and Adrian Fleming. Craig Lindsay and Adrian Fleming are considered to be “independent”, and Marc G. Blythe is not considered to be independent due to his position as President and CEO of the Company.

Staffing

The Company currently has one employee and 2 executive officers. Administrative functions are performed under an agreement with Pacific Opportunity Capital. Mineral Exploration, including geological services and field work, are performed by management and contactors on an as needed basis.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of December 31, 2014, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	3,643,166	5.93%
Common	Mark T. Brown (2)	12,375,000	19.28%
Common	Adrian Fleming (3)	400,000	0.67%
Common	Craig Lindsay (4)	945,000	1.57%
Common	Jason Weber (5)	200,000	0.33%

	Total Directors/Officers	17,563,166	26.15%

(1)

Of these shares, 750,000 represent share purchase options and 1,083,333 represent stock purchase warrants.

(2)

Of these shares, 7,065,000 are common shares and 3,700,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 200,000 represent stock purchase warrants and 650,000 represent share purchase options.

(3)

Of these shares, 400,000 represent share purchase options.

(4)

Of these shares, 145,000 are common shares held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay;  250,000 are stock purchase warrants and 300,000 are share purchase options.

(5)

Of these shares, 200,000 represent share purchase options.

Based upon 59,640,444 shares outstanding as of December 31, 2014, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 12, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9.

On December 31, 2014 the shareholders' list for the Company's common shares showed 59,640,444 common shares issued and outstanding. There are 12 registered holders, including depositories, holding 56,022,826 common shares in Canada. 8 registered holders, including depositories, hold 3,417,619 common shares in the United States. There is 1 registered holder of 200,000 shares in other countries.

The Company is aware of four persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 9 lists as of December 31, 2014, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Almaden Minerals Ltd.	8,100,000	13.58%
Common	Mark T. Brown (1)	12,375,000	19.28%
Common	Ernesto Echavarria (2)	4,911,500	8.05%
Common	Kinross Gold Corporation (3)	4,844,223	7.98%

(1)

Of these shares, 7,065,000 are common shares and 3,700,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 200,000 represent stock purchase warrants and 650,000 represent share purchase options.

(2)

Of these shares, 1,400,000 are stock purchase warrants.

(3)

Of these shares, 1,066,666 are stock purchase warrants. The Company has granted Kinross the right to maintain its percentage ownership through its participation in any future financings.

Based upon 59,640,444 shares outstanding as of December 31, 2014, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 12, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During the year ended September 30, 2014, the Company paid $49,200 (fiscal 2013 - $52,469; 2012 - $50,027) to Almaden Mineral Ltd. for rent, insurance, office facilities and office expenses.

During Fiscal 2014, the Company paid Pacific Opportunity Capital, a private company with Mark T. Brown as an officer in common, $155,857 (fiscal 2013 - $113,720; fiscal 2012 - $159,556) for management, accounting, and marketing costs.

During Fiscal 2014, the Company paid $Nil (fiscal 2013 - $39,900; fiscal 2012 - $147,131) to Marc G. Blythe, President and CEO, for management services. Mr. Blythe became an employee of the Company effective January 1, 2013.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of Davidson & Company LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Change to International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies were required to provide IFRS comparative information for the previous fiscal year. The Company’s transition date to IFRS was October 1, 2011 and this required the restatement for comparative purposes of amount reported by the Company for the eleven month period ended September 30, 2011.

Current Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of September 30, 2014, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 59,640,444 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2014.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “TCC”. The CUSIP number is 876493 10 7. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 10 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending December 31, 2014;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2014; and

•

each of the last five fiscal periods ending September 30, 2014.

The Company commenced trading under the name “Tarsis Capital Corp.” on March 1, 2006. From April 30, 2007 until July 30, 2007, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per exchange Capital Pool Company regulations.

Table No. 10

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2014	$ 0.04	$ 0.03	$ 0.04
November 2014	0.05	0.03	0.04
October 2014	0.07	0.03	0.04
September 2014	0.08	0.04	0.05
August 2014	0.08	0.06	0.07
July 2014	0.08	0.06	0.07

Three Months Ended December 31, 2014	$ 0.07	$ 0.03	$ 0.04
Three Months Ended September 30, 2014	0.08	0.04	0.05
Three Months Ended June 30, 2014	0.10	0.06	0.07
Three Months Ended March 31, 2014	0.11	0.07	0.08

Three Months Ended December 31, 2013	$ 0.12	$ 0.06	$ 0.09
Three Months Ended September 30, 2013	0.13	0.06	0.07
Three Months Ended June 30, 2013	0.15	0.05	0.06
Three Months Ended March 31, 2013	0.16	0.08	0.10

Three Months Ended December 31, 2012	$ 0.16	$ 0.12	$ 0.15
Three Months Ended September 30, 2012	0.24	0.11	0.13
Three Months Ended June 30, 2012	0.26	0.21	0.21
Three Months Ended March 31, 2012	0.38	0.21	0.22

Fiscal Year Ended September 30, 2014	$ 0.12	$ 0.04	$ 0.05
Fiscal Year Ended September 30, 2013	0.16	0.05	0.09
Fiscal Year Ended September 30, 2012	0.38	0.11	0.13
Eleven Months Ended September 30, 2011	0.95	0.25	0.33
Fiscal Year Ended October 31, 2010	0.71	0.13	0.42

Table No. 11 lists, as of December 31, 2014, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

6,870,000	$ 0.25	October 3, 2015
4,836,666	0.15	December 16, 2016
2,666,667	0.15	March 17, 2017
9,000,000	0.10	September 11, 2017
Total 23,373,333

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders.

Table No. 11a

Warrantholdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Marc Blythe President and CEO	150,000 700,000 233,333	$ 0.25 0.15 0.15	October 3, 2015 December 16, 2016 March 17, 2017

Mark T. Brown, Chief Financial Officer and Director (1)	150,000 1,400,000 480,000 1,870,000	$ 0.25 0.15 0.15 0.05	October 3, 2015 December 16, 2016 March 17, 2017 September 11, 2017

Ernesto Echavarria 5% Holder	1,400,000	$ 0.25	October 3, 2015

Craig Lindsay, Director	100,000 150,000	$ 0.25 0.15	October 3, 2015 March 17, 2017

(1) Of these warrants, 3,700,000 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown.

Table No. 11b lists, as of December 31, 2014, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

471,500	$ 0.15	October 3, 2015
268,800	0.05	September 11, 2015
Total 740,300

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TMX Group.  It is governed by representatives of its member firms and the public.

The TMX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2014 the Company issued 16,503,333 common shares:

•

2,666,667 common shares were issued pursuant to a private placement of units at a price of $0.075 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.15 until March 17, 2017.

•

4,836,666 common shares were issued pursuant to a private placement of units at a price of $0.075 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.15 until December 16, 2016.

•

9,000,000 common shares were issued pursuant to a private placement of units at a price of $0.05 per unit. Each unit consisted of one common shares and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.10 until September 11, 2017.

During Fiscal 2013 ended September 30, 2013, the Company issued 10,870,000 common shares:

•

6,870,000 common shares were issued pursuant to a private placement of units at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable common stock purchase warrant, with each warrant exercisable into one additional common share at a price of $0.25 until October 3, 2015. The Company also issued 471,500 finder’s warrants in relation to the placement, with each finder’s warrant exercisable into a common share at a price of $0.15 until October 3, 2015.

•

4,000,000 common shares were issued to Almaden Minerals Ltd. at a price of $0.055 per share in consideration of the property acquisition of 7 mineral exploration projects from Almaden.

During Fiscal 2012 ended September 30, 2012, the Company issued 4,839,375 common shares:

•

4,800,000 common shares were issued pursuant to a private placement of units at a price of $0.25 per unit. Each unit consisted of one common share and one-half of a non-transferrable common stock purchase warrant, with each full warrant exercisable into one additional common share at a price of $0.40 until August 10, 2013. In connection with the private placement, the company also issued finder’s warrants, which allowed the holders to purchase up to 105,000 units at a price of $0.25 per unit until August 10, 2013.

•

39,375 common shares were issued pursuant to the exercise of finder’s warrants at a price of $0.25 per warrant.

Shares Issued for Assets Other Than Cash

During Fiscal 2013, 4,000,000 common shares were issued to Almaden Minerals Ltd. at a price of $0.055 per share in consideration of the property acquisition of 7 mineral exploration projects from Almaden.

During Fiscal 2009, the Company issued 10,000 common shares at a price of $0.235 per share to Strategic Metals Ltd. as consideration for a 100% in two mineral properties in the Yukon.

During Fiscal 2008, the Company issued 100,000 common shares at a price of $0.40 share to Almaden Minerals Ltd. as consideration for a 100% interest in the Prospector Mountain property. An additional 500,000 common shares were issued to Almaden as per the fiscal 2007 acquisition agreement as the Company optioned one of the properties acquired from Almaden to a third-party.

During Fiscal 2007, the Company issued 3,500,000 common shares at a price of $0.40 share to Almaden as consideration for the acquisition of a 100% (subject to a 2% NSR) in 7 properties from Almaden.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on February 28, 2014.

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company. The Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company. Upon expiry of an option, or in the even an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. If the option holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

The exercise price of the option under the Plan may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of five years from granting. Within this five year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders", which is defined as approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Plan, and associates of such persons.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on February 28, 2014 was included as an exhibit to the Company’s Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 12 as of December 31, 2014, as well as the number of options granted to Directors and all employees as a group.

Table No. 12

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Marc Blythe President and CEO	100,000 200,000 450,000	100,000 200,000 450,000	$ 0.59 0.26 0.10	October 1, 2015 May 7, 2017 February 25, 2019

Mark T. Brown, Chief Financial Officer & Corporate Secretary	75,000 125,000 450,000	75,000 125,000 450,000	$ 0.59 0.26 0.10	October 1, 2015 May 7, 2017 February 25, 2019

Adrian Fleming, Director	100,000 50,000 50,000 200,000	100,000 50,000 50,000 200,000	$ 0.20 0.59 0.26 0.10	June 23, 2015 October 1, 2015 May 7, 2017 February 25, 2019

Craig Lindsay, Director	50,000 50,000 200,000	50,000 50,000 200,000	$ 0.59 0.26 0.10	October 1, 2015 May 7, 2017 February 25, 2019

Jason Weber, Director	200,000	200,000	0.10	February 25, 2019

Employees/Consultants	590,000 425,000 210,000 625,000	590,000 425,000 210,000 625,000	$ 0.59 0.61 0.26 0.10	October 1, 2015 May 4, 2016 May 7, 2017 February 25, 2019

Total Officers and Directors	2,300,000	2,300,000

Total Employees/ Consultants	1,850,000	1,850,000

Total Officers/Directors/ Employees and Consultants	4,150,000	4,150,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated on October 21, 2005 under the provisions of the Business Corporations Act (Alberta) under the name “Tarsis Capital Corp.”. The Company's articles were restated on December 20, 2005 in order to remove the restrictions on transfer of shares. The Company was continued into British Columbia under the Business Corporations Act (B.C.) (the "Act") on June 2, 2008, and changed its name to "Tarsis Resources Ltd." on June 17, 2009.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts which that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act. Such director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution.

Part 14 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors think fit;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the undertaking, property and assets of the Company, both present and future.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors and otherwise, and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. Directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration my be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Subject to the Act, a director may hold any office or place of profit with the Company, other than the office of auditor with the Company, in conjunction with his office of director for such period and such terms as the directors may determine. No director or intended director shall be disqualified by his office from contracting with the Company. Subject to compliance with the Act, a director or his firm may act in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

Part 19 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Act, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Act. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 19.1. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

Part 9 deals with the Meeting of Shareholders. A notice convening a meeting specifying the place, day and hour of the meeting and, in the case of special business, the nature of that business shall be given to each shareholder entitled to attend the meeting, to each director, and to the auditor of the Company and to such other persons as are entitled by law to receive such notice. Notice shall be given as provided in the Act or in such other manner, if any, as may be prescribed by ordinary resolution. Shareholders may vote in person or by proxy.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number of common shares without par value and an unlimited number of Preferred Shares without par value.  Common shares are non-assessable. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

The Company may by resolution of its directors make any changes to the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes. The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act. No alteration, as provided in Article 6.2, will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution. The Company may alter its Articles by resolution of its directors and, if required by such alteration, may by resolution of its directors alter the Notice of Articles.

Subject to the provisions of the Act, the Company or the Directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to this 20-F Registration Statement.

Material Contracts

1.

Under an agreement dated July 16, 2007 between the Company, Almaden Minerals Ltd., and Minera Gavilan, S.A. de C.V., the Company agreed to acquire a 100% interest in a group of 6 properties (MOR, Cabin Lake, Caribou Creek, Meister River, Tim and Goz Creek) located in Yukon, Canada, and Minera Gavilan, the holder of the Erika Property in Mexico. Consideration for the acquisition was 3,500,000 common shares of the Company at a price of $0.40 per share, plus acquisition costs of $115,945. The Company also granted Almaden a 2% NSR on all mineral products discovered on the Mineral Properties. Further, the Company agreed to issue an additional 500,000 common shares if Tarsis enters an agreement with an arms-length third party (the "Optionee") wherein the optinee can earn an interest in any of the properties acquired from Almaden (except the MOR Property) by expending a minimum of $500,000 on exploration to earn its interest; and if optionee has incurred exploration expenditures of $200,000 prior to July 16, 2009; and there is a further commitment to expend a minimum of $100,000 on a work program on the property. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

- 104 -

2.

Under an agreement dated May 30, 2008 between, the Company, Almaden Minerals Ltd., and Republic Resources Ltd., the Company agreed to acquire a 100% interest in the Prospector Mountain property in the Yukon from Almaden and Republic for the issuance of 100,000 common shares of the Company and the cash payment of $30,000. Almaden will also retain a 2% NSR over any minerals produced from the property. Tarsis may purchase 1/2 of the NSR at any time after production commences for fair value as determined by an independent valuator. Tarsis also agreed to issue Almaden an additional 500,000 common shares upon receipt of a positive bankable feasibility study for the property. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

3.

Under a sale and purchase agreement between the Company and Almaden Minerals Ltd. dated June 10, 2013, the Company agreed to acquire seven mineral exploration properties from Almaden in exchange for 4,000,000 common shares of the Company. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

4.

Under a Financial and Administrative Services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007, Pacific Opportunity Capital agrees to provide administrative and financial services to the Company. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

5.

Under an executive employment contract effective January 1, 2013 between the Company and Marc Blythe, Mr. Blythe agreed to serve as President and Chief Executive Officer of the Company. Mr. Blythe’s annual base salary will be $175,000 with an indefinite term unless terminated in accordance with the provisions of the agreement.  A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Tarsis on the right of foreigners to hold or vote securities of Tarsis, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

TAXATION

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income. Passive income is considered to be income resulting from certain sources, including dividends, interest, royalties, rents, and annuities.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain "excess distributions" by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

Under the Foreign Account Tax Compliance Act (FATCA) as included in the Hiring Incentives to Restore Employment Act of 2010, the prior 3-year statute of limitations on omissions of undisclosed foreign financial assets has been extended to 6-years and includes annual reports to be filed by a PFIC and the QEF election.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

The Company does not expect to be considered a PFIC.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditor for its financial statements for the fiscal years ended September 30, 2014, 2013 and 2012 was Davidson & Company LLP, Chartered Accountants. Their auditors’ report is included with the related financial statements.

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s Executive Office located at 410 – 325 Howe Street, Vancouver, British Columbia, Canada.

Item 11.  Disclosures about Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

The Company owns available-for-sale marketable securities of other companies in the mineral resource sector. The price of these securities may be affected by many factors, including the pricing and demand of commodities, and the activities and success of the invested company. Management mitigates the risk by monitoring the trading value of the securities on a regular basis.

The Company has mineral exploration properties located in Mexico which makes its operations subject to foreign currency risk. However, the risk is minimal, as a 10% change in the Mexican Peso/Canadian Dollar exchange rate changes the Company's results of operations by approximately $400.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2014. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2014.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors (two independent), all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to nominate a member as its financial expert.

Item 16B.  Code of Ethics

The Company not adopted a formal written Code of Business Conduct and Ethics. The current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board of Directors to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Item 16C.  Principal Accountant Fees and Services

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by the Company's auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of the auditor for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP are included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2014	Fiscal Year 2013

Audit Fees	$ 15,300	$ 15,300
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	5,355
Total	$ 15,300	$ 20,655

“All Other Fees” for fiscal 2013 is for auditor review of the Form 20-F Registration Statement.

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of Davidson & Company LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of Davidson & Company LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors’ Report of Davidson & Company LLP, dated December 18, 2014.

Consolidated Statements of Financial Position at September 30, 2014 and 2013.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2014, September 30, 2013, and September 30, 2012.

Consolidated Statements of Cash Flows for the years ended September 30, 2014, September 30, 2013, and September 30, 2012.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2014, September 30, 2013, and September 30, 2012.

Notes to Financial Statements

 (B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

a)

Certificate of Incorporation Amendment dated December 20, 2005 *

b)

Articles and Bylaws (Alberta) *

c)

Certificate of Continuance (British Columbia) dated June 2, 2008 *

d)

Notice of Articles dated December 2, 2008 *

e)

Certificate of Name Change dated June 17, 2009 *

f)

Articles and Bylaws effective June 17, 2009 *

g)

Notice of Articles dated June 23, 2010 *

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

a)

Agreement between the Company, Almaden Minerals and Minera Gavilan, S.A. de C.V. for the acquisition of the MOR, Cabin Lake, Caribou Creek, Meister River, Tim, Goz Creek and Erika properties dated July 16, 2007. *

b)

Agreement between the Company, Almaden Minerals Ltd and Republic Resources Ltd. for the acquisition of the Prospector Mountain property dated May 30, 2008. *

c)

Sale and purchase agreement between the Company and Almaden Minerals Ltd. dated June 10, 2013. *

d)

Financial and administrative services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007. *

e)

Executive employment contact effective January 1, 2013 between the Company and Marc Blythe. *

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

- 118 -

10.

Other Documents

a)

Consent of Davidson & Company LLP, Chartered Accountants, dated July 23, 2014. *

b)

Copy of Stock Option Plan *

c)

Copy of Management Information Circular for the Annual General Meeting of Shareholders dated January 24, 2014. *

d)

Form of Proxy for the Annual General Meeting of Shareholders held on February 28, 2014. *

e)

Notification of Change of Fiscal Year End dated May 19, 2011. *

12.1

Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibits to the Company’s Form 20-F Registration Statement

TARSIS RESOURCES LTD.

Consolidated Financial Statements

For the years ended September 30, 2014, 2013 and 2012

750 West Pender Street, Suite 1103, Vancouver B.C. V6C 2T8, Canada, TSXV: TCC; Tel: 604-689-7644

- 120 -

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Tarsis Resources Ltd.

We have audited the accompanying consolidated financial statements of Tarsis Resources Ltd., which comprise the consolidated statements of financial position as at September 30, 2014, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Tarsis Resources Ltd. as at September 30, 2014, 2013, and 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Tarsis Resources Ltd.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 18, 2014

TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	September 30, 2014	September 30, 2013

Assets
Non-current assets
Equipment (Note 5)	$2,492	$4,264
Exploration and evaluation assets (Note 6)	4,086,063	7,203,482
	4,088,555	7,207,746

Current assets
Prepaid expenses	4,368	12,451
Receivables	4,199	5,561
Marketable securities (Note 4)	1,625	1,250
Cash	228,579	21,044
	238,771	40,306
Total assets	$4,327,326	$7,248,052

Shareholders’ equity
Share capital (Note 7)	$11,693,260	$10,751,788
Reserves (Note 7 and 8)	2,130,562	1,954,724
Accumulated other comprehensive income (loss)	(2,135)	(31,588)
Deficit	(10,170,594)	(6,052,555)
	3,651,093	6,622,369
Non-current liabilities
Deferred income tax liability (Note 12)	532,000	497,000
	532,000	497,000
Current liabilities
Due to related parties (Note 9)	38,458	47,608
Accounts payable and accrued liabilities	105,775	81,075
	144,233	128,683

Total shareholders’ equity and liabilities	$4,327,326	$7,248,052

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on December 18, 2014.

On behalf of the Board of Directors:

Director “Marc G. Blythe”

                                Director “Craig Lindsay”

See accompanying notes to the consolidated financial statements

TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

	Year ended
	September 30, 2014	September 30, 2013	September 30, 2012

Expenses
Accounting and legal fees (Note 9)	$130,042	$150,752	$186,670
Depreciation (Note 5)	1,772	1,731	1,402
Investor relations and shareholder information	46,271	87,936	130,112
Office facilities and administrative services (Note 9)	49,688	49,908	60,215
Office expenses	16,779	22,822	17,773
Property investigation expenses	731	32,507	129,375
Share-based payments	167,091	-	134,433
Transfer agent, listing and filing fees	18,324	19,844	21,206
Travel	34,454	38,415	71,829
Wages, benefits and consulting fees (Note 9)	180,424	174,754	147,131
	(645,576)	(578,669)	(900,146)

Interest income and other income	1,712	3,592	2,320
Gain on sale of marketable securities	-	-	27,450
Proceeds received in excess of exploration and evaluation asset costs	-	-	10,000
Write-off of exploration and evaluation assets (Note 6)	-	(704,581)	-
Impairment allowance (Note 6)	(3,439,175)
Loss before income taxes	(4,083,039)	(1,279,658)	(860,376)
Deferred income tax expense (Note 12)	(35,000)	(37,000)	(460,000)
Net loss for the year	$(4,118,039)	$(1,316,658)	$(1,320,376)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (Note 4)	375	(10,000)	(25,550)
Exchange difference arising on the translation of foreign subsidiary	29,078	6,062	(1,322)
Total comprehensive loss for the year	$(4,088,586)	$(1,320,596)	$(1,347,248)
Basic and diluted loss per common share	$(0.08)	$(0.03)	$(0.04)
Weighted average number of common shares outstanding – basic and diluted	48,861,202	39,814,892	30,522,167

See accompanying notes to the consolidated financial statements

TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

	Share Capital			Reserves
	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finder’s warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2011	27,427,736	$ 8,580,006	$ -	$ 1,008,761	$ 459,805	$ 160,179	$ 16,800	$ (17,578)	$ (3,415,521)	$ 6,792,452
Private placement (Note 7(b)(ii))	4,800,000	1,200,000	-	-	-	-	-	-	-	1,200,000
Share subscriptions received (Note 7(b)(iii))	-	-	1,003,500	-	-	-	-	-	-	1,003,500
Share issue costs	-	(63,836)	(6,184)	-	-	18,369	-	-	-	(51,651)
Issued on finder’s warrants exercised (Note 7(b)(i))	39,375	14,082	-	-	-	(4,238)	-	-	-	9,844
Share-based payments	-	-	-	134,433	-	-	-	-	-	134,433
Net loss	-	-	-	-	-	-	(25,550)	(1,322)	(1,320,376)	(1,347,248)
Balance, September 30, 2012	32,267,111	9,730,252	997,316	1,143,194	459,805	174,310	(8,750)	(18,900)	(4,735,897)	7,741,330
Private placement (Note 7(b)(iii))	6,870,000	893,100	(1,003,500)	-	137,400	-	-	-	-	27,000
Purchase of exploration and evaluation assets (Note 7(b)(iv))	4,000,000	220,000	-	-	-	-	-	-	-	220,000
Share issue costs	-	(91,564)	6,184	-	-	40,015	-	-	-	(45,365)
Net loss	-	-	-	-	-	-	-	6,062	(1,316,658)	(1,320,596)
Balance, September 30, 2013	43,137,111	10,751,788	-	1,143,194	597,205	214,325	(18,750)	(12,838)	(6,052,555)	6,622,369
Private placements (Note 7(b)(v)(vi)(vii)	16,503,333	1,012,750	-	-	-	-	-	-	-	1,012,750
Share issue costs	-	(71,278)	-	-	-	8,747	-	-	-	(62,531)
Share-based payments	-	-	-	167,091	-	-	-	-	-	167,091
Net loss	-	-	-	-	-	-	375	29,078	(4,118,039)	(4,088,586)
Balance, September 30, 2014	59,640,444	$ 11,693,260	$ -	$ 1,310,285	$ 597,205	$ 223,072	$ (18,375)	$ 16,240	$ (10,170,594)	$ 3,651,093

See accompanying notes to the consolidated financial statements

TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Year ended
	September 30, 2014	September 30, 2013	September 30, 2012

Cash flows from (used in) operating activities
Loss for the year	$(4,118,039)	$(1,316,658)	$(1,320,376)
Items not affecting cash:
Depreciation	1,772	1,731	1,402
Share-based payments	167,091	-	134,433
Write-off of exploration and evaluation assets	-	704,581	-
Impairment allowance	3,439,175
(Gain) on sale of marketable securities	-	-	(27,450)
Deferred income tax expense	35,000	37,000	460,000

Changes in non-cash working capital items:
Receivables	1,362	12,787	25,516
Prepaid expenses	8,083	10,290	62,949
Accounts payable and accrued liabilities	(16,907)	(15,699)	(10,395)
Due to related parties	(9,150)	(33,786)	58,713
Net cash (used in) operating activities	(491,613)	(599,754)	(615,208)

Cash flows from (used in) investing activities
Purchase of equipment	-	(2,722)	-
Exploration and evaluation assets	(296,149)	(464,339)	(842,992)
Cash received from option agreements	-	49,500	50,000
Cash advances for mineral exploration	-	-	(9,543)
Cash received from sale of marketable securities	-	-	81,850
Net cash (used in) investing activities	(296,149)	(417,561)	(720,685)

Cash flows from (used in) financing activities
Share subscriptions received	-	-	1,003,500
Proceeds from issuance of common shares	1,012,750	27,000	1,200,000
Proceeds from exercise of warrants	-	-	9,844
Share issue costs	(46,531)	(45,365)	(51,651)
Net cash provided by (used in) financing activities	966,219	(18,365)	2,161,693

Effect of exchange rate changes on cash	29,078	6,062	(1,322)

Change in cash for the year	207,535	(1,029,618)	824,478

Cash, beginning of the year	21,044	1,050,662	226,184

Cash, end of the year	$228,579	$21,044	$1,050,662

Supplemental disclosure with respect to cash flows (Note 10)

See accompanying notes to the consolidated financial statements

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Tarsis Resources Ltd. (the “Company”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. The Company was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. On July 16, 2007 the Company completed its Qualifying Transaction. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated statement of financial position. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at September 30, 2014, the Company had working capital of $94,538 (September 30, 2013: working capital deficit of $88,377) and shareholders’ equity of $3,651,093 (September 30, 2013: $6,622,369).

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2014 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

•

IAS 32 (Amended 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary as follows:

	% of ownership	Jurisdiction	Nature of operations

Minera Tarsis, S.A. de C.V.	100%	Mexico	Exploration

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rate of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Exchange differences arising from the translation of the subsidiary’s functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditures are not expected to be recovered, they are charged to operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at a rate of 30% per year.

The cost of an item of equipment consists of the purchase price, plus any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at September 30, 2014, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss. The Company’s cash has been classified as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company’s receivables have been classified as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of comprehensive loss. No financial assets have been classified as held-to-maturity.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Financial assets –continued

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive loss.  The Company’s marketable securities have been classified as available-for-sale.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss.  No financial liabilities have been classified as fair value through profit or loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payable and accrued liabilities, all of which are recognized at amortized cost.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Significant accounting judgments and estimates – continued

Critical judgments

•

The analysis of the functional currency for each entity of the Company is considered a critical judgement. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Managements’ consideration of the functional currency mainly resulted from the influence of the cost of providing goods and services in the subsidiary.

Estimates

•

The recoverability of receivables and prepayments which are included in the consolidated statements of financial position;

•

The carrying value of any marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

The estimated useful lives of equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

The inputs used in accounting for share-based payments in the consolidated statements of comprehensive loss; and

•

The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those properties where applicable.

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based payment transactions

The Company’s stock option plan allows the Company’s employees and consultants to acquire shares of the Company through the exercise of granted stock options.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in shareholders’ equity.  An individual is classified as an employee when such individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Warrants with the right to acquire common shares in the Company are typically issued through the Company’s equity financing activities.  Where finders’ warrants are issued on a stand-alone basis, their fair values are measured on their issuance date using the Black-Scholes option pricing model and are recorded as both an increase to equity reserves and as a share issue cost.

When warrants are exercised, the cash proceeds along with the amount previously recorded in equity reserves are recorded as share capital.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Common shares, which by agreement are designated as flow-through shares, are usually issued at a premium to non-flow-through common shares. On issue, share capital is increased only by the non-flow-through share equivalent value. Any premium is recorded as a flow-through share premium liability. Upon expenses being incurred, the Company derecognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income on settlement of flow-through share premium liability.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Loss per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Income tax provisions are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in income in the period in which the change occurs.

Deferred tax assets or liabilities arising from temporary differences between the tax and accounting values of assets and liabilities, are recorded based on tax rates expected to be enacted when these differences are reversed.  Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recovered. This involves an assessment of when those deferred tax assets are likely to be realized, and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as in the amounts recognized in income in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

4.

MARKETABLE SECURITIES

The Company holds shares of a publicly traded company which are held as available-for-sale and valued in accordance with market price (see Note 6(q)).

	September 30, 2014	September 30, 2013

Balance, beginning of the year	$1,250	$11,250
Unrealized gain (loss)	375	(10,000)
Balance, end of the year	$1,625	$1,250

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be due to significant or prolonged losses, are recorded as other comprehensive income or loss.  During the year ended September 30, 2014, the Company determined that $375 of unrealized loss recorded in available-for-sale securities was not a result of significant or prolonged losses. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset the full amount of the impairment, including any amount previously recognized in other comprehensive income, is recognized in profit or loss.

5.

EQUIPMENT

Equipment
Cost
As at September 30, 2012	$5,500
Assets acquired	2,722
As at September 30, 2013	8,222
Assets acquired	-
As at September 30, 2014	$8,222
Accumulated depreciation
As at September 30, 2012	$2,227
Depreciation for the year	1,731
As at September 30, 2013	3,958
Depreciation for the year	1,772
As at September 30, 2014	$5,730
Net book value
As at September 30, 2013	$4,264
As at September 30, 2014	$2,492

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

The Company has properties in the Yukon Territory of Canada (the “Canadian Properties”), in Mexico (the “Mexican Properties”) and in Nevada, USA (the “American Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2014

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline
		Yago (Key)	Erika	Other properties		Total
Acquisition costs as at September 30, 2013	$1,637,375	$165,000	$638,971	$30,250	$24,750	$2,496,346
Holding	1,224	19,087	-	4,266	-	24,577
Exchange adjustments	-	-	26,195	-	-	26,195
Total acquisition costs	1,638,599	184,087	665,166	34,516	24,750	2,547,118
Exploration expenditures as at September 30, 2013	4,096,182	49,500	1,665,632	525	93,032	5,904,871
Camp, travel and meals	949	34,797	-	-	-	35,746
Drilling	-	88,820	-	-	-	88,820
Field supplies and maps	513	5,219	105	-	-	5,837
Geological consulting	2,000	36,848	3,112	-	20,000	61,960
Reporting, drafting, sampling and analysis	7,686	23,144	919	-	-	31,749
Exchange adjustments	-	-	2,661	-	-	2,661
Total exploration expenditures	4,107,330	238,328	1,672,429	525	157,243	6,175,855
Exploration expenditures recovered as at September 30, 2013
Recovered from Optionee	(426,500)	-	(49,500)	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Impairment allowance	(3,439,175)	-	-	-	-	(3,439,175)
Cumulative expenditures as at September 30, 2014	1,174,169	422,415	2,288,095	19,391	181,993	4,086,063
Cumulative expenditures as at September 30, 2013	4,600,972	214,500	2,255,103	15,125	117,782	7,203,482
Net expenditures for the year ended September 30, 2014	$(3,426,803)	$207,915	$32,992	$4,266	$64,211	$(3,117,419)

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to September 30, 2014

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline

		Yago (Key)	Erika	Other properties		Total

Acquisition costs
Holding	$54,801	$19,087	$428,960	$4,266	$-	$507,114
Property acquisition	1,141,531	165,000	216,562	30,250	24,750	1,578,093
Staking	442,267	-	-	-	-	442,267
Exchange adjustments	-	-	19,644	-	-	19,644
Total acquisition costs	1,638,599	184,087	665,166	34,516	24,750	2,547,118

Exploration expenditures
Airborne geophysics	123,843	-	-	-	-	123,843
Aircraft charter	844,971	-	-	-	-	844,971
Camp, travel and meals	336,896	47,636	32,483	-	7,883	424,898
Community relations	125,784	-	10,503	-	-	136,287
Drilling	732,620	88,820	654,932	-	-	1,476,372
Field supplies and overhead	78,664	10,930	22,584	-	-	112,178
Geochemical	18,208	-	9,700	-	-	27,908
Geological	679,785	-	540,837	-	-	1,220,622
Geological consulting	564,995	60,223	125,228	-	47,709	798,155
Ground geophysics	43,141	-	34,325	-	-	77,466
Legal	56,730	-	-	-	-	56,730
Licence and permits	18,412	-	2,354	-	80,257	101,023
Reporting, drafting, sampling and analysis	483,281	30,719	236,225	525	21,394	772,144
Exchange adjustments	-	-	3,258	-	-	3,258
Total exploration expenditures	4,107,330	238,328	1,672,429	525	157,243	6,175,855
Exploration expenditures recovered
Recovered from Optionee/Transferee	(426,500)	-	(49,500)	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Impairment allowance	(3,439,175)	-	-	-	-	(3,439,175)
Total property expenditures as at September 30, 2014	$1,174,169	$422,415	$2,288,095	$19,391	$181,993	$4,086,063

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2013

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline
		Yago (Key)	Erika	Other properties		Total

Acquisition costs as of September 30, 2012	$1,629,772	$-	$494,257	$-	$-	$2,124,029
Holding	7,603	-	139,244	-	-	146,847
Property acquisition	-	165,000	-	30,250	24,750	220,000
Exchange adjustments	-	-	5,470	-	-	5,470
Total acquisition costs	1,637,375	165,000	638,971	30,250	24,750	2,496,346

Exploration expenditures as at September 30, 2012	3,923,091	-	1,664,765	-	-	5,587,856
Camp, travel and meals	9,402	12,839	-	-	7,883	30,124
Community relations	18,049	-	-	-	-	18,049
Field supplies and maps	2,730	5,711	-	-	-	8,441
Geological consulting	17,732	23,375	-	-	27,709	68,816
Legal	56,730	-	-	-	-	56,730
Licence and permits	150	-	-	-	36,046	36,196
Reporting, drafting, sampling and analysis	68,298	7,575	-	525	21,394	97,792
Exchange adjustments	-	-	867	-	-	867
Total exploration expenditures	4,096,182	49,500	1,665,632	525	93,032	5,904,871
Exploration expenditures recovered as at September 30, 2012
Recovered from Optionee	(426,500)	-	-	-	-	(426,500)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Cumulative expenditures as at September 30, 2013	4,600,972	214,500	2,255,103	15,125	117,782	7,203,482
Cumulative expenditures as at September 30, 2012	5,109,209	-	2,159,022	-	-	7,268,231
Net expenditures (recoveries) for the year ended September 30, 2013	$(508,237)	$214,500	$96,081	$15,125	$117,782	$(64,749)

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to September 30, 2013

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline
		Yago (Key)	Erika	Other properties		Total

Acquisition costs
Holding	$53,577	$-	$428,960	$-	$-	$482,537
Property acquisition	1,141,531	165,000	216,562	30,250	24,750	1,578,093
Staking	442,267	-	-	-	-	442,267
Exchange adjustments	-	-	(6,551)	-	-	(6,551)
Total acquisition costs	1,637,375	165,000	638,971	30,250	24,750	2,496,346

Exploration expenditures
Airborne geophysics	123,843	-	-	-	-	123,843
Aircraft charter	844,971	-	-	-	-	844,971
Camp, travel and meals	335,947	12,839	32,483	-	7,883	389,152
Community relations	125,784	-	10,503	-	-	136,287
Drilling	732,620	-	654,932	-	-	1,387,552
Field supplies and overhead	78,151	5,711	22,479	-	-	106,341
Geochemical	18,208	-	9,700	-	-	27,908
Geological	679,785	-	540,837	-	-	1,220,622
Geological consulting	562,995	23,375	122,116	-	27,709	736,195
Ground geophysics	43,141	-	34,325	-	-	77,466
Legal	56,730	-	-	-	-	56,730
Licence and permits	18,412	-	2,354	-	36,046	56,730
Reporting, drafting, sampling and analysis	475,595	7,575	235,306	525	21,394	740,395
Exchange adjustments	-	-	597	-	-	597
Total exploration expenditures	4,096,182	49,500	1,665,632	525	93,032	5,904,871
Exploration expenditures recovered
Recovered from Optionee/Transferee	(426,500)	-	(49,500)	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Total property expenditures as at September 30, 2013	$4,600,971	$214,500	$2,255,103	$15,125	$117,782	$7,203,482

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico –Properties

a)

Yago Property (Nayarit State) – a Key Property

On June 10, 2013, the Yago property was purchased from Almaden Minerals Ltd. (“Almaden”), and is located in Nayarit State, Mexico. Almaden has a 2% Net Smelter Return (“NSR”) royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Yago property together with four other properties in Mexico and two properties in Nevada, USA.

The value of the shares issued to Almaden on acquisition of the seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

In addition, areas of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

b)

Erika Property (Guerrero State)

The Erika Property was purchased from Almaden and is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On February 5, 2013, the Company announced that it had signed an option/joint venture agreement with Osisko Mining Corporation (“Osisko”), whereby the Company granted Osisko the right to earn up to a 75% interest in the Erika property by funding exploration and development of the property and making cash payments to the Company.  The property consists of two registered claims located in Guerrero State, Mexico, held by the Company’s Mexican subsidiary Minera Tarsis S.A. de C.V.

Osisko was eligible to earn an initial 51% interest in the Erika property by making the following cash payments to the Company:

	Cash (US$)		Cumulative Exploration Work Commitments (US$)
Upon Signing	$ 50,000	Paid	-
By January 28, 2014	100,000		$ 500,000
By January 28, 2015	150,000		$ 1,250,000
By January 28, 2016	300,000		$ 2,250,000
By January 28, 2017	400,000		$ 4,000,000

TOTAL	$ 1,000,000

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico –Properties - continued

b)

Erika Property (Guerrero State) - continued

After earning the initial 51% interest, Osisko was eligible to elect to earn an additional 24% interest (total 75%) by funding and delivering a Feasibility Study.  Osisko could also accelerate these payments at its option in order to earn in sooner. Osisko was to be the operator of the project during the initial earn in phase and during the joint venture as long as it had at least a 50% interest in the project.

On December 18, 2013, Osisko terminated the option agreement with respect to the Erika property and returned the Erika property to the Company.  Prior to the return, Osisko had incurred mineral property expenditure of approximately $604,354 and paid the Company US$50,000 in cash.

Mexico – Growth Pipeline Properties

c)

Gallo de Oro Property

On June 10, 2013, the Gallo de Oro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Gallo de Oro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

d)

Mezquites Property

On June 10, 2013, the Mezquites property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Mezquites property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico – Growth Pipeline Properties – continued

e)

San Pedro Property

On June 10, 2013, the San Pedro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the San Pedro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

f)

Llano Grande Property

On June 10, 2013, the Llano Grande property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Llano Grande property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

USA – Growth Pipeline Properties

g)

BP Property

On June 10, 2013, the BP property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BP property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

h)

Black Jack Springs (“BJS”) Property

On June 10, 2013, the BJS property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BJS property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties

i)

Burns Property

The Burns property is located in the western Yukon, north of Haines Junction.  The Company owns a 100% interest in the Burns Property, acquired through staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

j)

Goz Creek Property

The Goz Creek property was purchased from Almaden and is located northeast of Whitehorse near Mayo. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Goz Creek property, management has identified a potential dispute regarding the property’s continued exploration because of the existence of a watershed. This has, in management’s opinion, impaired the Company's ability to progress with exploration.  If the dispute is favourably resolved, management fully intends to continue their exploration of the property. However, if the issue cannot be resolved, management intends to seek compensation from the dispute. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate.

As at September 30, 2014 and subsequent thereto, the Company continues to negotiate the issue with the other parties involved.

k)

Meister River Property

The Meister River property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon.  Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties - continued

l)

MOR Property

The MOR property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On September 9, 2009 the Company acquired a 100% interest in the Highway property, an expansion to the MOR property. The Company has agreed to grant Strategic Metals Ltd. a 2% NSR royalty on any future production from the mineral claims acquired from them.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the MOR property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate.

m)

Prospector Mountain Property

Prospector Mountain was purchased from Almaden and is located in the central Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them. At any time after any production commences, the Company may repurchase ½ of the NSR from Almaden for fair value as determined by an independent valuator.

The Company will also issue to Almaden 500,000 common shares upon receipt of a positive bankable feasibility study for the property.

On December 15, 2009, the Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”), whereby Silver Quest was able to earn up to a 70% interest in the property. During the eleven months ended September 30, 2011, Silver Quest was taken over and the project was transferred to Independence Gold Corp. (“Independence”), which subsequently returned the project to the Company in April 2012.  Prior to the takeover, Silver Quest had incurred its December 31, 2010 mineral property expenditure commitments of at least $350,000, paid the Company $100,000 in cash and had issued 200,000 SQI shares to the Company.

n)

Rogue Property

The Rogue property is located east of Mayo, Yukon.  The Company owns a 100% interest in the Rogue property, acquired by staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties – continued

o)

Rosie Property

The Rosie property is located in eastern Yukon, northwest of Haines Junction.  The Company owns a 100% interest in the Rosie property, acquired by staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

p)

Tim Property

The Tim property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended October 31, 2007, the Company entered into an agreement with ACME Resources Inc. (“ACME”). During the year ended October 31, 2008, ACME spent $884,066 on exploration of the property (ACME called the property “Wolf”). In addition, ACME issued to the Company 46,666 common shares. An additional 20,000 common shares were issued to the Company during the year ended October 31, 2009. On November 18, 2010, the Company announced that ACME had withdrawn from the option agreement on the Tim property and that they have returned the claims to the Company in good standing until 2013. As at September 30, 2013, the Company has recorded a recovery of $40,500 from the optionee.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Tim property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties – continued

q)

White River Property

The White River property is located in the Yukon, northwest of Whitehorse. The Company owns a 100% interest in the White River property, acquired through staking.

On April 18, 2012, the Company signed an option agreement with Driven Capital Corp. (“Driven”) with respect to the White River Property. Under the terms of the agreement, Driven was able to earn a 60% interest in the White River Property by completing the following commitments before January 15, 2016:

•

Making cash payments to the Company totalling $400,000

•

Issuing 2,000,000 common shares to the Company

•

Completing $4,250,000 in exploration expenditures on the property; $500,000 of which is due in year one.

The Company was able to retain a 2% NSR royalty on any mineral produced from the property, half of which could be purchased by Driven for $2,000,000.

During the year ended September 30, 2012, the Company received $50,000 and 250,000 common shares valued at $20,000 pursuant to the agreement with Driven.

On October 22, 2012, the White River First Nation (“WRFN”), one of two First Nations which assert traditional territory in the White River area, filed a petition in the Supreme Court of Yukon. The petition challenges the Yukon Government’s decision to approve the proposed Class 3 exploration activities of the Company on the White River property, primarily on the basis of inadequate consultation by the Yukon Government.  The Company is named as a Respondent in the petition, however all relief requested by the WRFN is from the Yukon Government.

The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property. On July 5, 2013, Justice Veale of the Supreme Court of Yukon supported the WRFN which indicates to the Company that there is work to be done between the Yukon Government and the WRFN with respect to defining a mutually acceptable consultation process.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

7.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2014, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2012, the Company:

i)

Issued common shares pursuant to the exercise of 39,375 finders’ warrants for cash proceeds of $9,844;

ii)

Completed a non-brokered private placement on February 10, 2012 consisting of 4,800,000 units (“Unit”) at a price of $0.25 per Unit for gross proceeds of $1,200,000. Each Unit consists of one common share and one-half non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.40 for a period of 18 months. A cash finder’s fee of $26,250 was paid and finder’s warrants, entitling the holders to purchase up to 105,000 Units for a period of 18 months from issue at a price of $0.25 per Unit, were issued.  The value of the finder’s warrants was determined to be $18,369 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 440,000 Units for gross proceeds of $110,000. Under the residual value approach, no value was assigned to the warrant component of the Units.

During the year ended September 30, 2013, the Company:

iii)

Completed a non-brokered private placement on October 3, 2012 by issuing 6,870,000 units (“Unit”) at a price of $0.15 per Unit for gross proceeds of $1,030,500. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.25. In connection with the financing, the Company paid $35,363 as a cash finder’s fee and issued 471,500 finder’s warrants, each of which is exercisable into a Unit at a price of $0.15 for a period of 36 months. The value of the finder’s warrants was determined to be $40,015 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 400,000 Units for gross proceeds of $60,000. Under the residual value approach, $137,400 was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $16,186 in connection with this financing.

iv)

Issued 4,000,000 common shares to Almaden at a price of $0.055 per share for a total consideration of $220,000 to pay for seven exploration and evaluation asset properties (see Note 6).

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued: – continued

During the year ended September 30, 2014, the Company:

v)

Completed a non-brokered private placement on December 16, 2013 by issuing 4,836,666 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $362,750. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.15.  Insiders participated in the offering for a total of 2,100,000 Units for gross proceeds of $157,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $15,689 in connection with this financing.

vi)

Completed a non-brokered private placement on March 17, 2014 by issuing 2,666,667 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $200,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.15.  Insiders participated in the offering for a total of 943,333 Units for gross proceeds of $70,750.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $11,521 in connection with this financing.

vii)

Completed a non-brokered private placement on September 11, 2014 by issuing 9,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $450,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.10.  In connection with the financing, the Company paid $9,600 as a cash finder’s fee and issued 268,800 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $8,747 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 2,070,000 Units for gross proceeds of $103,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $25,721 in connection with this financing.

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the year ended September 30, 2014 are summarized as follows:

Expiry date	Exercise price	September 30, 2013	Granted	Exercised	Expired/ cancelled	September 30, 2014
December 11, 2013	$0.10	275,000	-	-	(275,000)	-
October 5, 2014 *	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	645,000	-	-	(10,000)	635,000
February 25, 2019	$0.10	-	2,130,000	-	(5,000)	2,125,000
Options outstanding		2,410,000	2,130,000	-	(290,000)	4,250,000
Options exercisable		2,410,000	2,130,000	-	(290,000)	4,250,000
Weighted average exercise price		$0.42	$0.10	$Nil	$0.11	$0.28

*Subsequently, 100,000 stock options expired.

As at September 30, 2014, the weighted average contractual remaining life of options is 2.97 years (September 30, 2013 – 2.28 years; September 30, 2012 – 3.09 years).  The weighted average fair value of stock options granted during the year ended September 30, 2014 was $0.08 (2013 - $Nil; 2012 - $0.21).

Stock option transactions and the number of stock options for the year ended September 30, 2013 are summarized as follows:

Expiry date	Exercise price	September 30, 2012	Granted	Exercised	Expired/ cancelled	September 30, 2013
January 25, 2013	$0.70	165,000	-	-	(165,000)	-
December 11, 2013*	$0.10	275,000	-	-	-	275,000
October 5, 2014	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017*	$0.26	645,000	-	-	-	645,000
Options outstanding		2,575,000	-	-	(165,000)	2,410,000
Options exercisable		2,575,000	-	-	(165,000)	2,410,000
Weighted average exercise price		$0.44	$Nil	$Nil	$0.70	$0.42

Stock option transactions and the number of stock options for the year ended September 30, 2012 are summarized as follows:

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Expiry date	Exercise price	September 30, 2011	Granted	Exercised	Expired/ cancelled	September 30, 2012
July 23, 2012	$0.50	650,000	-	-	(650,000)	-
January 25, 2013*	$0.70	165,000	-	-	-	165,000
December 11, 2013	$0.10	275,000				275,000
October 5, 2014	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	450,000	-	-	(25,000)	425,000
May 7, 2017	$0.26	-	645,000	-	-	645,000
Options outstanding		2,605,000	645,000	-	(675,000)	2,575,000
Options exercisable		2,605,000	645,000	-	(675,000)	2,575,000
Weighted average exercise price		$0.50	$0.26	$Nil	$0.50	$0.44

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2014, 2013 and 2012 were as follows:

	September 30, 2014	September 30, 2013	September 30, 2012
Risk-free interest rate	1.67%	n/a	1.52%
Expected life	5 years	n/a	5 years
Expected volatility	136.51%	n/a	134.97%
Expected dividend yield	nil	n/a	nil

b)

Warrants

The continuity of warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	-	4,836,666	-	-	4,836,666
March 17, 2017	$0.15	-	2,666,667	-	-	2,666,667
September 11, 2017	$0.10	-	9,000,000	-	-	9,000,000
Outstanding		6,870,000	16,503,333	-	-	23,373,333
Weighted average exercise price		$0.25	$0.12	$Nil	$Nil	$0.16

As at September 30, 2014, the weighted average contractual remaining life of warrants is 2.17 years (September 30, 2013 – 2.01 years; September 30, 2012 – 0.63 years).

The continuity of warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
April 1, 2013	$0.50	4,100,000	-	-	(4,100,000)	-
August 10, 2013	$0.40	2,400,000	-	-	(2,400,000)	-
October 3, 2015	$0.25	-	6,870,000	-	-	6,870,000
Outstanding		6,500,000	6,870,000	-	(6,500,000)	6,870,000
Weighted average exercise price		$0.46	$0.25	$Nil	$0.46	$0.25

The continuity of warrants for the year ended September 30, 2012 is as follows:

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants – continued

Expiry date	Exercise price	September 30, 2011	Issued	Exercised	Expired	September 30, 2012
November 4, 2011	$0.40	1,000,000	-	-	(1,000,000)	-
April 1, 2013*	$0.50	4,100,000	-	-	-	4,100,000
August 10, 2013	$0.40	-	2,400,000	-	-	2,400,000
Outstanding		5,100,000	2,400,000	-	(1,000,000)	6,500,000
Weighted average exercise price		$0.48	$0.40	$Nil	$0.40	$0.46

c)

Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$0.15	471,500	-	-	-	471,500
September 11, 2015	$0.05	-	268,800	-	-	268,800
Outstanding		471,500	268,800	-	-	740,300
Weighted average exercise price		$0.15	$0.05	$Nil	$Nil	$0.11

As at September 30, 2014, the weighted average contractual remaining life of finder’s warrants is 0.99 years (September 30, 2013 – 2.01 years; September 30, 2012 – 0.86 years).

The continuity of finder’s warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
August 10, 2013	$0.25	105,000	-	-	(105,000)	-
October 3, 2015	$0.15	-	471,500	-	-	471,500
Outstanding		105,000	471,500	-	(105,000)	471,500
Weighted average exercise price		$0.25	$0.15	$Nil	$0.25	$0.15

The continuity of finder’s warrants for the year ended September 30, 2012 is as follows:

Expiry date	Exercise price	September 30, 2011	Issued	Exercised	Expired	September 30, 2012
October 13, 2011	$0.25	35,000	-	(35,000)	-	-
November 4, 2011	$0.25	4,375	-	(4,375)	-	-
April 1, 2012	$0.25	234,150	-	-	(234,150)	-
August 10, 2013	$0.25	-	105,000	-	-	105,000
Outstanding		273,525	105,000	(39,375)	(234,150)	105,000
Weighted average exercise price		$0.25	$0.25	$0.25	$0.25	$0.25

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2014, 2013 and 2012 were as follows:

	September 30, 2014	September 30, 2013	September 30, 2012
Risk-free interest rate	1.14%	1.14%	1.07%
Expected life	1 year	3 years	1.5 years
Expected volatility	132.93%	112.71%	116.12%
Expected dividend yield	n/a	nil	nil

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 175,000	$ Nil	$ Nil	$ Nil	$ 35,301	$ 210,301
Mark T. Brown Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 35,301	$ 35,301
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Jason Weber Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689

For the year ended September 30, 2013

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 171,150	$ Nil	$ Nil	$ Nil	$ -	$ 171,150

For the year ended September 30, 2012

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 147,131	$ Nil	$ Nil	$ Nil	$ 41,685	$ 188,816
Mark T. Brown Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 26,053	$ 26,053
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 10,421	$ 10,421
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 10,421	$ 10,421

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

Related party transactions and balances

		Year ended	Year ended	Balance due
	Services	September 30, 2014	September 30, 2013	As at September 30, 2014	As at September 30, 2013
Amounts due to:
Marc. G. Blythe	Management fees and wages	$ 175,000	$ 171,150	$ 3,594	$ 14,909
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 155,857	$ 113,720	$ 21,840	$ 18,375
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ 49,200	$ 52,469	$ 13,024	$ 14,324
TOTAL:				$ 38,458	$ 47,608

(a) The president of Pacific Opportunity Capital Ltd., a private company, is the Chief Financial Officer and a director of the Company.

(b) A director of Almaden Minerals Ltd., a public company, is an officer of the Company.  4,000,000 common shares were issued to Almaden during the year ended September 30, 2013 as consideration for seven properties as detailed in Note 6.

(c) Marc Blythe became an employee of the Company effective January 1, 2013.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2014 were as follows:

•

As at September 30, 2014, a total of $70,575 in exploration and evaluation asset costs and a total of $16,000 in share issue costs were included in accounts payable and accrued liabilities.

•

The Company recorded $8,747 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

The significant non-cash investing and financing transactions during the year ended September 30, 2013 were as follows:

•

As at September 30, 2013, a total of $44,968 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company recorded $40,015 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

•

The Company recorded $137,400 as the residual fair value of share purchase warrants associated with a private placement financing completed.

•

The Company recorded $220,000 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets.

The significant non-cash investing and financing transactions during the year ended September 30, 2012 were as follows:

•

As at September 30, 2012, a total of $39,975 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company reclassified $4,238 from equity reserves to share capital pursuant to the exercise of finder’s warrants.

•

The Company recorded $18,369 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

•

The Company received a total of 250,000 common shares of Driven pursuant to a property option agreement with a fair value of $20,000.

•

The Company granted 645,000 stock options valued at $134,433.

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2014	September 30, 2013
Exploration and evaluation assets
Canada	$ 1,174,169	$ 4,600,972
Mexico	2,729,901	2,484,728
USA	181,993	117,782

Total	$ 4,086,063	$ 7,203,482

All of the Company’s equipment is located in Canada.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2014	2013

Earnings (loss) for the year	$ (4,083,039)	$ (1,279,658)

Expected income tax (recovery)	$ (1,062,000)	$ (327,000)
Change in statutory, foreign tax, and other Permanent differences	(42,000) (43,000)	93,000 1,000
Share issue cost	(16,000)	(13,000)
Change in unrecognized deductible temporary differences	1,198,000	283,000

Total deferred income tax expense	$ 35,000	$ 37,000

The Canadian income tax rate increased during the year due to changes in the law that increased corporate income tax rates in Canada.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2014	2013
Deferred Tax Assets (Liabilities)
Exploration and evaluation assets	$ (628,000)	$ (581,000)
Non-capital losses	96,000	84,000

Net deferred tax liability	$ (532,000)	$ (497,000)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2014	Expiry Date Range	2013	Expiry Date Range
Temporary Differences
Exploration and evaluation assets	$ 3,681,000	No expiry date	$ -
Property and equipment	6,000	No expiry date	4,000	No expiry date
Share issue costs	103,000	2035 to 2038	101,000	2034 to 2037
Marketable securities	16,000	No expiry date	19,000	No expiry date
Allowable capital losses	3,000	No expiry date	3,000	No expiry date
Non-capital losses available for future periods	4,225,000	2015 to 2034	3,306,000	2015 to 2033

Tax attributes are subject to review, and potential adjustment, by tax authorities.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Mexican peso / Canadian dollar currency rate changes the results of operations by approximately $400.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution. The Company’s receivables consist of goods and services/harmonized sales tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company has sufficient cash to settle its current liabilities, but further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure (Note 14).

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2014, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk – continued

i)

Interest rate risk

As at September 30, 2014, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and the Mexican peso, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$228,579	$-	$-	$228,579
Marketable securities	$1,625	$-	$-	$1,625
	$230,204	$-	$-	$230,204

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(Presented in Canadian Dollars)

14.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2013.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tarsis Resources Ltd.

Registrant

Dated: January 30, 2015	Signed: /s/ “Marc G. Blythe”
Marc G. Blythe President and CEO

