Form 20-F/A
period 2014-09-30
Tarsis Resources Ltd.
filed 2015-02-05
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

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

Explanatory Note:

This amendment is being filed to include an updated auditor’s report. The original filing inadvertently contained an earlier version of the report. This amended Form includes the correct final version of the report. There are no other changes to the previously filed Form 20-F.

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

TARSIS RESOURCES LTD.

Consolidated Financial Statements

For the years ended September 30, 2014, 2013 and 2012

750 West Pender Street, Suite 1103, Vancouver B.C. V6C 2T8, Canada, TSXV: TCC; Tel: 604-689-7644

- 120 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Tarsis Resources Ltd.

We have audited the accompanying consolidated financial statements of Tarsis Resources Ltd., which comprise the consolidated statements of financial position as of September 30, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2014, 2013, and 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Tarsis Resources Ltd. as at September 30, 2014 and 2013 and its financial performance and its cash flows for the years ended September 30, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that Tarsis Resources Ltd. has suffered recurring losses from operations and has a net capital deficiency.  These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 29, 2015

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

See accompanying notes to the consolidated financial statements

TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

	Share Capital			Reserves			Accumulated Other Comprehensive Income (Loss)
	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finder’s warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2011	27,427,736	$ 8,580,006	$ -	$ 1,008,761	$ 459,805	$ 160,179	$ 16,800	$ (17,578)	$ (3,415,521)	$ 6,792,452
Private placement (Note 7(b)(ii))	4,800,000	1,200,000	-	-	-	-	-	-	-	1,200,000
Share subscriptions received (Note 7(b)(iii))	-	-	1,003,500	-	-	-	-	-	-	1,003,500
Share issue costs	-	(63,836)	(6,184)	-	-	18,369	-	-	-	(51,651)
Issued on finder’s warrants exercised (Note 7(b)(i))	39,375	14,082	-	-	-	(4,238)	-	-	-	9,844
Share-based payments	-	-	-	134,433	-	-	-	-	-	134,433
Net loss	-	-	-	-	-	-	(25,550)	(1,322)	(1,320,376)	(1,347,248)
Balance, September 30, 2012	32,267,111	9,730,252	997,316	1,143,194	459,805	174,310	(8,750)	(18,900)	(4,735,897)	7,741,330
Private placement (Note 7(b)(iii))	6,870,000	893,100	(1,003,500)	-	137,400	-	-	-	-	27,000
Purchase of exploration and evaluation assets (Note 7(b)(iv))	4,000,000	220,000	-	-	-	-	-	-	-	220,000
Share issue costs	-	(91,564)	6,184	-	-	40,015	-	-	-	(45,365)
Net loss	-	-	-	-	-	-	-	6,062	(1,316,658)	(1,320,596)
Balance, September 30, 2013	43,137,111	10,751,788	-	1,143,194	597,205	214,325	(18,750)	(12,838)	(6,052,555)	6,622,369
Private placements (Note 7(b)(v)(vi)(vii)	16,503,333	1,012,750	-	-	-	-	-	-	-	1,012,750
Share issue costs	-	(71,278)	-	-	-	8,747	-	-	-	(62,531)
Share-based payments	-	-	-	167,091	-	-	-	-	-	167,091
Net loss	-	-	-	-	-	-	375	29,078	(4,118,039)	(4,088,586)
Balance, September 30, 2014	59,640,444	$ 11,693,260	$ -	$ 1,310,285	$ 597,205	$ 223,072	$ (18,375)	$ 16,240	$ (10,170,594)	$ 3,651,093

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

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tarsis Resources Ltd.

Registrant

Dated: February 3, 2015	Signed: /s/ “Marc G. Blythe”
Marc G. Blythe President and CEO

