Form 20-F
period 2015-09-30
Alianza Minerals Ltd.
filed 2016-02-17
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2015

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Alianza Minerals Ltd.

(Formerly Tarsis Resources Ltd.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.    13,779,078 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer    ☐          Accelerated filer    ☐          Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐         Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒   N/A ☐

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Alianza is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 127

- 2 -

Alianza Resources Ltd.

Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

INTRODUCTION

Alianza Minerals Ltd. (“Alianza” or the “Company”) was incorporated in Alberta under the Business Corporations Act (Alberta) on October 21, 2005 under the name Tarsis Capital Corporation. The Company was originally classified as a Capital Pool Corporation ("CPC") and completed is qualifying transaction on July 16, 2007. On April 25, 2008, Tarsis continued into British Columbia under the Business Corporations Act (British Columbia) and changed its name to Tarsis Resources Ltd. on June 17, 2009. On April 29, 2015, the Company acquired all the issued and outstanding common shares of Estrella Gold Corporation by way of a court-approved plan of arrangement. Upon completion of the acquisition, the Company effected a share consolidation of ten old shares for each new share and changed its name to Alianza Minerals Ltd.

BUSINESS OF ALIANZA MINERALS LTD.

Alianza Minerals is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Alianza’s properties.  All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. The Company has not reported any revenue from operations since incorporation.  As such, Alianza Minerals is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Common share and per share amounts have been adjusted for the 1 for 10 common share consolidation effective April 29, 2015.

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

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Alianza”, “the Company”, “Issuer” and “Registrant” refer collectively to Alianza Minerals Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2015 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended 2014 and 2013 were derived from the consolidated financial statements of the Company which have been audited by Davidson & Company LLP, Chartered Professional Accountants. The financial data for the fiscal year ended September 30, 2012 and the eleven months ended September 30, 2011 has also been derived from the consolidated financial statements of the Company as audited by Davidson & Company LLP, although the consolidated financial statements and auditors’ report are not included in this Annual Report.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)*

	Year Ended 9/30/15	Year Ended 9/30/14	Year Ended 9/30/13	Year Ended 9/30/12	Eleven Months Ended 9/30/11

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$21	$2	$4	$2	$27
Net Loss	($2,831)	($4,118)	($1,317)	($1,320)	($1,203)
Total Comprehensive Loss	($2,751)	($4,089)	($1,321)	($1,347)	($1,179)
Basic and Diluted Loss Per Share	($0.30)	($0.84)	($0.33)	($0.44)	$(0.46)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	9,298	4,886	3,982	3,052	2,581
Working Capital (deficit)	($87)	$95	($88)	$930	$230
Mineral Properties	$2,933	$4,086	$7,203	$7,268	$6,558
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$3,107	$3,651	$6,622	$7,741	$6,792
Total Assets	$3,548	$4,327	$7,248	$8,375	$6,989
* Per share amounts have been adjusted for the 1 for 10 common share consolidation effective April 29, 2015

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 2 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/15	$ 1.29	$ 1.40	$ 1.17	$ 1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	1.06
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02

Three Months Ended 12/31/15	$ 1.34	$ 1.40	$ 1.29	$ 1.38
Three Months Ended 9/30/14	1.32	1.34	1.26	1.34
Three Months Ended 6/30/14	1.24	1.26	1.20	1.25
Three Months Ended 3/31/14	1.26	1.28	1.17	1.27

Three Months Ended 12/31/14	$ 1.09	$ 1.10	$ 1.07	$ 1.07
Three Months Ended 9/30/14	1.11	1.12	1.06	1.09
Three Months Ended 6/30/14	1.14	1.16	1.12	1.16
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11

Three Months Ended 12/31/13	$ 1.05	$ 1.07	$ 1.03	$ 1.06
Three Months Ended 9/30/13	1.05	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02

December 2015		$ 1.40	$ 1.34	$ 1.38
November 2015		1.34	1.31	1.33
October 2015		1.32	1.29	1.31
September 2015		1.34	1.31	1.34
August 2015		1.33	1.30	1.32
July 2015		1.31	1.26	1.30

The exchange rate was $1.38 on December 31, 2015.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2015. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The Company has negative cash flow and a working capital deficit. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could have a negative effect on a shareholder’s ability to buy or sell the Company’s shares.

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

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Jason Weber, Chief Financial Officer Winnie Wong, and Director Mark Brown.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

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

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Alianza's executive office is located at:

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7

Telephone: (604) 687-3520 ext 227

Facsimile: (888) 889-4874

E-Mail: info@alianzaminerals.com

Website: www.alianzaminerals.com

The Contact person in Vancouver is Jason Weber, President and CEO.

The Company currently leases its corporate office space in Vancouver from Pacific Opportunity Capital Ltd., a related party, under a month to month, verbal agreement.

The Company’s fiscal year ends September 30th. From inception through fiscal 2010, the Company’s fiscal year ended October 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "ANZ".

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2015, the end of the most recent fiscal quarter, there were 13,779,078 common shares and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Business Corporations Act (Alberta) under the name "Tarsis Capital Corp." on October 21, 2005. The Company continued into British Columbia under the Business Corporations Act (British Columbia) on April 25, 2008 and changed its name to "Tarsis Resources Ltd." on June 17, 2009. On April 29, 2015, the Company acquired all the issued and outstanding common shares of Estrella Gold Corporation by way of a court-approved plan of arrangement. Upon completion of the acquisition, the Company effected a share consolidation of ten old shares for each new share and changed its name to “Alianza Minerals Ltd.”.

The Company has the following subsidiaries:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C.	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (2)	100%	Dominican Republic	Holding Company
Minera Tarsis, S.A. de C.V.(1)	100%	Mexico	Exploration Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Gallant Minerals Peru Ltd. S.A. (2)	90%	Peru	Exploration Company
Yanac Peru Exploration LLC	50%	Delaware, USA	Holding Company
Yanac Minera Peru S.A.C.	50%	Peru	Exploration Company

(1)

Effective September 30, 2015, the Company applied to windup Minera Tarsis S.A. de C.V. and wrote off the subsidiary

(2)

The companies are in the process of being wound up.

Currently, the Company conducts mineral exploration in Peru, Mexico, the United States, and Canada.

History and Development of the Business

The Company was originally incorporated as a Capital Pool Company (“CPC”) under the policies of the TSX Venture Exchange, and began trading on the TSX Venture Exchange on March 1, 2006 under the symbol "TCC".

On April 27, 2007, the Company entered into a Letter of Intent with Almaden Minerals Ltd. and its subsidiary Minera Gavilan SA de CV to acquire certain mineral property interests held by Almaden and Gavilan located in the Yukon Territory and Mexico. These interests included 6 mineral properties (MOR, Cabin Lake, Caribou Creek, Meister River, Tim/Wolf, and Goz Creek) in the Yukon Territory and 1 property (Erika) located in Mexico. Consideration for the acquisition was the issuance of 350,000 common shares of the Company at a price of $4.00 per share (adjusted for the 1 for 10 common share consolidation effective April 29, 2015) and a net smelter return royalty of 2% on all mineral products discovered on the properties. The Company also agreed to issue an additional 50,000 common shares to Almaden if an arms-length third party optioned one of the properties within 24 months of the closing date of the acquisition agreement and agreed to expend a minimum of $500,000 in exploration expenditures. A formal acquisition agreement was dated July 16, 2007, and represented the Company’s Qualifying Transaction under TSX Venture Exchange Policy 2.4. TSX approval was received on July 30, 2007.

In September 2007, the Company announced it had entered into an option agreement with ACME Resources (formerly known as International KRL Resources Corp.) where ACME could earn a 60% interest in the Tim property from the Company by issuing 1,000,000 common shares of ACME to the Company and completing $3,000,000 in exploration expenditures before September 10, 2011. This agreement and ACME's exploration spending triggered the bonus share clause in the acquisition agreement of the Tim property from Almaden. Therefore, an additional 50,000 common shares of the Company were issued to Almaden in Fiscal 2008. In November 2010, ACME withdrew from the option agreement and returned the Tim property to the Company. During the option period ACME increased the size of the property, by staking, to approximately 6,000 hectares and 288 claims.

In June 2008, the Company agreed to acquire a 100% interest in the Prospector Mountain gold-silver-copper property in the Yukon from Almaden Minerals. Consideration for the acquisition was 10,000 common shares of the Company, $30,000 cash, and a 2% net smelter royalty to Almaden. The Company will also issue an additional 50,000 common shares to Almaden upon receipt of a positive bankable feasibility study for the property. The acquisition of the property was completed in February 2009.

In December 2009, the Company announced that it had signed an option agreement with Silver Quest Resources Ltd. whereupon Silver Quest could earn up to a 70% interest in the Company’s Prospector Mountain project. Silver Quest could earn an initial 60% interest in the project by spending $4,000,000 in exploration, issuing 1,000,000 common shares, and paying $300,000 cash to the Company, all staged over 4 years. During the fiscal year ended September 30, 2012, the Company and Silver Quest amended the option agreement. Silver Quest assigned all of its rights and interest in the property to Independence Gold Corp in connection with a proposed plan of arrangement between the two companies. Independence returned the property to the Company in April 2012.

In fiscal 2009, the Company announced an agreement with Strategic Metals Ltd. to acquire a 100% interest in two mineral properties in the Yukon. The properties are the Highway Property, which is an extension to the Company’s existing MOR property, and the Cord Property. Consideration for the acquisitions was 1,000 common shares of the Company and a 2% NSR to Strategic.

In fiscal 2010, the company acquired a 100% interest in the White River gold property in the Yukon by staking. The Caribou Creek property was written-off as the Company did not carry out an exploration in 2009 and 2010 and determined it was unlikely to attract an exploration partner.

In April 2011, the Company closed a private placement of 271,089 common shares for gross proceeds of $1,626,535. The entire placement was sold to Kinross Gold Corp., which represented an approximately 9.9% ownership interest in the Company. The Company also granted Kinross the right to maintain the percentage ownership interest through its participation in any future financings by the Company.

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

In February 2013, the Company optioned its Erika property in Mexico to Osisko Mining Corporation. Osisko can earn up to a 75% interest in the property by expending $4,000,000 on the property over 4 years, making $1,000,000 in cash payments to the Company, and funding and delivering a Feasibility Study. In December 2013, Osisko returned the property to the Company.

In June 2013, the Company finalized the purchase of an additional 7 gold exploration properties from Almaden Minerals Ltd. Under the agreement, the company will own a 100% interest in 5 properties in Mexico and 2 in Nevada in exchange for issuing 400,000 common shares to Almaden and granting a 2% NSR on any production from the projects. The Company will also issue an additional 20,000 shares to Almaden for each new property acquired within the area of influence surrounding each of the 7 properties, and issue a further 80,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

In April 2015, the Company acquired all the issued and outstanding shares of Estrella Gold Corporation. Under the terms of the Plan of Arrangement, each Estrella shareholder received one Alianza common share for each Estrella common share. Estrella and the Company had officers and directors in common, and the acquisition was non-arms length. Estrella also operated as a mineral project generator with a focus on Peru, and their property interests included the advanced exploration properties Yanac and Pucarana.

In connection with the Plan of Arrangement with Estrella Gold Corporation, the Company effected a 1 for 10 common share consolidation and changed its name to Alianza Minerals Ltd. effective April 29, 2015.

In May 2015, the Company and the other property owners agreed to sell the Pucarana property in Peru to Compania de Minas Buenaventura S.A.A. (“Buenaventura”) in exchange for a 3% Net Smelter Royalty. The property is adjacent to Buenaventura’s operating Orcopampo Gold Mine in Arequipa, Peru. Alianza had a 36% interest in the property and received a net 1.08% NSR.

During the year ended September 30, 2015, the Company dropped the Erika and Llano Grande properties in Mexico, and as a result of its exploration program, reduced the size of seven of its exploration properties in Nevada.

In October 2015, the Company announced that it had completed the reconnaissance exploration programs at its Nevada exploration properties and will make the properties available for option or joint venture. Aliazna also completed the first phase of an ongoing exploration reconnaissance program on four mineral belts in Peru designed to generate specific target properties for follow-up exploration.

In December 2015, the Company’s joint-venture partner on the Yanac Copper property, Cliffs Natural Resources Ltd., sold its 50% interest in the JV to a new private company. The private company will assume Cliff’s obligations under the joint-venture agreement.

Business Overview

The Company currently has interests in mineral exploration projects located in Nayarit, Mexico, Nevada, USA, the Yukon Territory, Canada, and Peru. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

The Company currently has property interests in Mexico, Canada, the United States, and Peru. The following information is an overview of the government requirements which apply to mineral exploration in each nation.

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

In Peru, mineral exploration and mining activities are administered by the Federal government. The General Mining Law includes a number of regulations which govern mining concessions, exploration and mining activities, environmental protection, health and safety, and royalties and taxes. Mining concessions permit the holder to explore for and to produce mineral resources if the holder is in compliance with the applicable laws, including environmental, social and operational regulations. Concessions are not required for prospecting activities. Each concession is assessed an annual validity fee of US$3.00 per hectare payable on or before June 30th.  In the 6th year after the year the concession title was granted, each concession must have minimum annual production of US$100 in gross sales per hectare. If there is no production, the concession holder must pay a penalty of US$6.00 per hectare per year through the 11th year, which rises to US$20.00 per hectare beginning in the 12th year. The penalty is not levied if exploration expenditures during the prior year were 10 times the amount of the applicable penalty. The concession will be forfeited if the annual validity fee or the applicable penalty fees are unpaid for two consecutive years. Surface rights are separate from mineral rights, which requires the concession holder to negotiate surface access with the individual landholders.

Mineral Properties

The Company currently has interests in mineral exploration properties in Peru, Mexico, the Yukon Territory, Canada, and Nevada, USA. All of the Company's properties are currently at the exploration stage.

Peruvian Properties

Yanac Property

The Yanac Property is an approximate 5,200 hectares copper-molybdenum exploration project located in the Ica Department of Southern Peru. The Company currently has a 50% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

The property is located in the Ica Department of southern Peru, approximately 60 km inland from the Pacific coast and 50 km from the nearest town of Chincha Alta.

How Acquired

The property was originally acquired by Estrella through concession applications in April 2011 under a Strategic Exploration Alliance Agreement with Cliffs Natural Resources Exploration Inc. (“Cliffs”). The Company acquired the property through its acquisition of Estrella in April 2015.

In February 2013, Cliffs and Estrella entered into a Limited Liability Company Membership Agreement which included the Yanac property. Cliffs spent a total of $1,818,290 on exploration on the Yanac Property and had a 50% interest. In December 2015, Cliffs sold its 50% interest in the property to a private company (“PrivCo”) who assumed Cliffs’ obligations under the Membership Agreement. PrivCo can earn an additional 20% interest in the property by spending a total of US$4,000,000 (of which $1,818,290 had been met by Cliffs’ expenditures) and completing 3,000 meters of drilling by February 27, 2017. If PrivCo fails to acquire the additional 20%, 100% of the property reverts to the Company, subject to a 0.5 – 1.0% NSR in favour of PrivCo, depending on the expenditure amount spent to date. Upon earning 70%, PrivCo can acquire an additional 10% interest in the property by completing an NI 43-101 compliant Pre-Feasibility Study or by defining a compliant Inferred Mineral Resource containing a minimum of 1,000,000 ounces of gold or gold equivalent within four years of earning its 70% interest. If PrivCo elects not to earn an additional 10% interest, PrivCo will pay the Company US$2,000,000 within 60 days and the parties will fund their proportional interest, subject to conventional dilution. If either party’s interest in the Yanac property is reduced to 10% or less, that interest will be converted to a 2% NSR.

The property consists of eight claims (7 registered, 1 pending) held by the Limited Liability Company, Yanac Mining. The details of each claim are in the following table:

Claim Name	Claim Number	Claim Size (in Hectares)	Staking Date	Recording Date
YANAC I	01-02949-11	800	04/26/11	02/29/12
YANAC II	01-02944-11	472	04/26/11	02/29/12
YANAC III	01-03314-12	700	09/04/12	Pending
YANAC IV	01-05096-11	300	11/02/11	03/07/14
PUEBLO NUEVO I	01-02943-11	900	04/26/11	02/29/12
PUEBLO NUEVO II	01-02946-11	1000	04/26/11	02/29/12
PUEBLO NUEVO III	01-03340-11	700	05/09/11	02/29/11
PUEBLO NUEVO IV	01-03338-11	936	05/09/11	07/09/12

The annual tax due on the property claims is $17,426.

Property Geology

The property is a copper/molybdenum porphyry occurrence within the Andean southern porphyry mineralization trend. The hydrothermal system is associated with Upper Cretaceous fine diorite to quartz diorite stocks of the Coastal Batholith.

The surface expression is an area of alteration approximately 1.1 kilometers by 1.25 kilometers. Rock geochemistry is anomalous in copper and molybdenite over an area approximately 900 m x 900 m. Within this lies a 400 m x 400 m expression of porphyry-style mineralization with chlorite-epidote assemblages that also includes quartz stockwork (up to 10%) with magnetite and secondary biotite. Mineralization consists of chalcopyrite-pyrite and molybdenite reflected in a 250 x 400 m area of  >0.3% copper in rock samples. Adjacent to this is a a second area of >0.3% copper in rocks reflecting a copper-bearing coarse white silica breccia to the porphyry mineralization.

The alteration and geochemical pathfinder element distribution indicates the possible presence of an upper level porphyry system with potential open at depth.

Current and Anticipated Exploration

Exploration to date on the property has been limited. The property contains four historical drill holes located outside the main zones of mineralization, however analytical results are not available. The Company conducted a systematic grid sampling program and IP geophysics which brought the property to drill ready status. Cliffs was in the process of obtaining a drill permit when, due to corporate issues relating to low iron ore prices, management cut all greenfields exploration including plans for a 2014 drill program.

The Company is in discussions with PrivCo regarding their exploration plans for the property. PrivCo is project operator and will manage all exploration on the project.

ISY Property

The ISY Property is an approximate 3,100 hectare gold-silver exploration project located in the Ayacucho Department of Southern Peru. The Company currently has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

The property lies approximately 110 km east of Ica, Peru, and is road accessible at elevations of 4,000 to 4,200 metres.

How Acquired

The property was originally acquired by Estrella through concession applications in September 2010. The Company acquired the property through its acquisition of Estrella in April 2015.

The property consists of four claims. The details of each claim are in the following table:

Claim Name	Claim Number	Claim Size (in Hectares)	Staking Date	Recording Date
Isy 1	010340910	1000	09/07/10	05/20/11
Isy 2	010340810	1000	09/07/10	09/13/11
Isy 3	010340710	900	09/07/10	05/23/11
Isy 4	010341010	200	09/07/10	09/13/11

The annual tax due on the property claims is $9,300.

Property Geology

The property is a high sulphidation epithermal gold and silver target located within the Miocene-Pliocene volcanic sequence of the Southern Peruvian Tertiary Volcanic Belt.

Limited exploration has identified a large color anomaly, clay alteration, silicification and anomalous pathfinder element geochemistry. The color anomaly is 1 by 4 kilometers and contains reflecting argillic and advanced argillic alteration. Within the alteration zone are localized zones of silicification including chalcedonic and vuggy silica.

Mineralization lies within hydrothermal breccias cut by quartz-barite hosted in volcanic flows. Reconnaissance exploration including prospecting and sampling yielded coincident Hg, Sb, As anomalous pathfinder geochemistry and elevated gold (detection limit to 0.54 g/t) and silver (detection limit to 83.8 g/t) from 100 rock samples.

Current and Anticipated Exploration

The Company is actively seeking a partner to conduct further geochemical sampling (rock and soil), detailed mapping and possibly geophysical surveys to advance the project towards drilling.

La Estrella Property

The La Estrella Property is an approximate 1,200 hectare gold-silver exploration project located in the Huancavelica Department of Southern Peru. The Company currently has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

- 21 -

400000
500000
8700000
8600000
PERU
LA ESTRELLA
80°W
75°W
70°W
10°S
15°S
5°S
12°S
14°S
76°W
JUNIN
LIMA
CUSCO
LA ESTRELLA
HUANCAVELICA
APURIMAC
AYACUCHO
ICA
Estrella Gold
CORPORATION
San Cristobal
JAUJA
HUANCAYO
SAN JOSE DE QUERO
Tucumachay
Azulcocha
Ancovilca
Yauricocha
Mario
Huacravilca
YAUYOS
PAMPAS
Inmancaasa
IZCUCHACA
Corihuarmi
Cobriza
Cata Cañete
MALA
Raul-Condestable
LA ESTRELLA PROPERTIES
Pukaqaqa
PAUCARA
Huacullo
HUANCAVELICA
ACOBAMBA
Julcani
Tentadora
HUANTA
LIRCAY
SAN VICENTE DE CA_ETE
Dorita
Pico Machay
Cerro Lindo
Caudalosa Chica
Recuperada
Pampamale Centro
Pampamale,Ec
Pampamale,Ed
Pampa Andino
Santa Beatriz
San Genaro
Candelaria
HUAMANGA
N
Kilometers
0
25
50

The property lies approximately 130 km south of Huancayo, Peru. The project is in an area of established mineral industry infrastructure, with roads and electricity. Access to the property is by 80 km of paved road from Huancayo and then maintained gravel road to the site. The elevation of the property is from 4,000 to 4,400 metres.

How Acquired

The property was originally acquired by Estrella through an acquisition in 2007. The Company acquired the property through its acquisition of Estrella in April 2015.

The property consists of four claims. The details of each claim are in the following table:

Claim Name	Claim Number	Claim Size (in Hectares)	Staking Date	Recording Date
Cinco Hermanos	06008353X01	100	02/17/87	08/02/06
Jaime 1	010204399	537	11/05/99	08/02/06
Julia 1	010204499	563	11/05/99	08/02/06
La Estrella	010634407	1000	12/04/07	08/12/07

The annual tax due on the property claims is $6,600, and the annual penalties are between $17,000-$30,000 annually (depending on any credits based on the levels of annual exploration expenditures) beginning in 2016.

Property Geology

The property lies in the Peruvian epithermal polymetallic belt. The property covers a large area of known gold-silver mineralization hosted by a thick west-dipping dacite sill beneath a sequence of andesitic volcanic rocks. Gold mineralization occurs as pyrite-associated disseminations in silicified and phylically altered dacite and also as quartz-sulphide stockworks in brecciated or structurally disrupted andesitic rocks.

Higher-grade silver intervals occur with galena and a variety of sulphosalts in mineralized structures cutting the dacite sill and volcanic package, reflecting an event later than the more widespread gold-silver dacite-hosted mineralization. Exploration has identified a roughly tabular zone of mineralization generally conformable to the dacite sill over 1,500 metres in strike length, 300 to 500 metres in width and 50 to 150 metres thick. Geophysical indications of mineralization include this known area and extend across a strike length of 2,000 metres and width of up to 1,100 metres in the central portion of the deposit. The system remains open to the north, south, west and at depth in the central, widest portion of the anomalous zone.

Current and Anticipated Exploration

To date, a total of 41 holes have been drilled for a total of 8,661 meters.  These holes include 30 diamond core holes for a total of 6,643.5 meters and 11 reverse circulation holes for a total of 2,017.5 meters.

The northeast trending structures contain the highest grade silver mineralization on the property, including drill intersections up to 11 meters of 311.2 g/t silver and 0.59 g/t gold. These high-grade structures have only been intersected with three drill holes. They have not been systematically followed-up and remain entirely open along strike (SW-NE) and at depth.

A detailed IP-Resistivity survey was completed over the property in 2013. As expected, a well-delineated chargeability anomaly was detected over the zone of known gold-silver mineralization. The survey also continued north of the zone of known mineralization, and the IP anomaly continues to the north for a distance of approximately 700 meters. In addition, a second parallel, previously unknown, chargeability anomaly was identified northwest of the area of known mineralization. This anomaly is approximately 1,300 meters long and up to 400 meters wide and occurs in an area of predominately alluvial cover. One RC hole was drilled in the vicinity of this chargeability anomaly (prior to its delineation) but did not reach a depth to adequately test it.

Geophysical surveys have demonstrated a moderate to strong correlation between IP signal strength and abundance of pyritic-associated gold, the predominant style of mineralization in La Estrella dacitic rocks. In the northern portion of the area of interest, high chargeability response extends to depth northward and westward for over 1000 m. This chargeability lobe on the northwest side of the project area represents an untested target but it is unclear if this anomaly is due to pyrite-associated mineralization as seen to date or one of the two other styles of mineralization seen in drilling.

The Company is actively seeking a partner to continue exploration on the project.

Pucarana

The Company previously owned a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru which owned the Pucarana Gold project in the Orcopampa Silver-Gold District. The Company acquired its interest in through the acquisition of Alianza Holdings in April 2015. In May 2015, the Company and the other owners of Pucarana signed an Assignment Agreement with Buenaventura whereby Pucarana assigned the rights to the Pucarana property to Buenaventura in exchange for a 3% NSR. The Company received a 1.08% NSR as its portion of the ownership of Pucarana.

Generative Exploration

The Company is currently conducting a generative exploration program in Peru designed to identify new properties for acquisition. The first phase of the program was completed in October 2015. This work included data compilation and targeting within four important metallogenic belts in central and southern Peru. Target types include base metal deposits of the Central Peruvian Polymetalic belt, epithermal gold and silver targets of the Southern Peru Epithermal Gold and Silver belt, and porphyry copper-gold targets of the Apurimac and Southern Peru Porphyry Copper belts. The next phase will include field reconnaissance and target acquisition. In total, 12 high priority and 20 secondary targets were identified and are being prioritized for follow-up and acquisition in the phase two program.

Mexico Properties

Yago Property

The Yago Property is an approximate 22,000 hectare gold-silver exploration project located in Nayarit State, Mexico. The Company has a 100% interest in the property, subject to a 2% NSR.

The project is at the exploration stage and currently does not contain proven mineral reserves.

Sierra Madre Occidental
Hermosillo
Chihuahua
Mexico
Pacific Ocean
Torreon
Monterrey
Culiacan
Durango
Mazatlan
Puerto Vallarta
Guadalajara
Gulf of Mexico
Mexico City
Acaponeta
Tecuala
Nayarit State
Yago Project
Santiago Ixcuintla
TEPIC
Compostela
Puerto Vallarta
0
500
kilometres

How Acquired

Under an agreement dated June 10, 2013 between the Company and Almaden Minerals, the Company acquired a 100% interest in 7 mineral properties, including Yago, in exchange for 400,000 common shares at a price of $0.55 per share, and a 2% NSR on any production from the properties.

In addition, an area of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company. in return the Company will issue 20,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 80,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

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

In fiscal 2016, the Company will be seeking to option the property to a partner who can advance to the next phase of exploration.

Mexico Growth Pipeline Properties

In addition to the Yago property, the Company has classified its two remaining properties in Nayarit, Mexico as Growth Pipeline Properties. These properties are the San Pedro and Mezquites properties. The Company has a 100% interest in each of the properties, subject to a 2% NSR, through an agreement dated June 10, 2013 between the Company and Almaden Minerals. The Company acquired the properties in exchange for 400,000 common shares at a price of $0.55 per share (adjusted for the 1 for 10 common share consolidation), and a 2% NSR on any production from the properties.

In addition to the properties acquired from Almaden, an area of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company. In return the Company will issue 20,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 80,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Each of the Mexico Growth Pipeline properties features epithermal style mineralization and is prospective for gold and silver.

The Company continues to seek to option the properties to partners who can advance to the next phase of exploration. The Company will also evaluate the potential value of the claims relative to the cost of the work commitments required to maintain the properties.

During the year ended September 30, 2015, the Company dropped the Erika property and wrote off all the capitalized property expenditures totaling $2,242,889.

Nevada Growth Pipeline Properties

The Company currently has an interest in 8 Nevada exploration properties which were acquired in two separate transactions.

Under an agreement dated June 10, 2013 between the Company and Almaden Minerals, the Company acquired a 100% interest in the BP and BJS properties. The Company issued Almaden 400,000 common shares at a price of $0.55 per share (adjusted for the 1 for 10 common share consolidation), and a 2% NSR on any production from the properties. In addition to the acquisition of the BP and BJS properties, an area of influence will be outlined in Nevada, where Almaden will provide its proprietary data and concepts to the Company. In return the Company will issue 20,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 80,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties. In August 2015, the Company reduced the size of the BP property and dropped the BJS property and wrote-off capitalized property expenditures of $116,207.

Under an agreement dated January 27, 2015, the Company acquired eight gold properties in Nevada from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 common shares (adjusted for the 1 for 10 common share consolidation) and granting Sandstorm an NSR ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on the eight properties. During fiscal 2015, the Company conducted first phase exploration, including rock sampling and prospecting, on the eight properties. In August 2015, the Company reduced the size of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties, and dropped the Hot Pot property. Capitalized property expenditures of $76,900 were written off.

The Company is currently looking to advance all of the eight Nevada properties to joint-venture ready status or option them to other companies.

BP Property

In May 2013, the Company commenced exploration on the BP property. The BP property is road accessible via Nevada State highways 278 or 228, approximately 60 kilometers south of Carlin, Nevada. A network of trails on the property provides access to all areas of interest. There is no infrastructure on the property, and powerlines follow Highway 278, approximately 10 kilometers from the property.

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

East Walker Property

The East Walker Property is located in Lyon County, west of Hawthorne, Nevada. The property currently consists of 12 claims totaling approximately 269 acres, as the Company dropped 10 claims of approximately 224 acres in fiscal 2015. The Company has a 100% interest in the property, subject to a 1% NSR payable to Sandstorm on all the claims and a 2% NSR on some claims payable to Nevada Eagle Resources LLC (“NER”), the original owner of the property.

The property is prospective for high-sulphidation epithermal gold mineralization. The Company’s 2015 exploration expanded an area of clay-silica alteration to at least 900 by 600 meters in size, which remains open to the north and south. Geochemical results and visual observations indicate significant leaching, but two areas were chip sampled approximately 70 meters apart, returning 20 meters averaging 1.38 g/t Au and 23.1 meters averaging 0.49g/t Au. The system appears to consist of steeply east-west oriented structures. Prior operators carried out reverse circulation drill programs during the 1980’s and 1990’s and although anomalous gold was detected, results were generally poor. The shallow, vertical holes did not test these high angle structures.

Management believes that a small drill program to test the steep structures would greatly enhance the value of the project. The system at East Walker is thought to be extensive, as montmorillonite, a hydrothermal clay alteration mineral, has recently been mined from locations near the property.

Fri Gold

The Fri Gold property is located in Nye County, northwest of Tonapah, Nevada. The property currently consists of 26 claims totaling approximately 455 acres, as the Company dropped 30 claims of approximately 525 acres in fiscal 2015. The Company has a 100% interest in the property, subject to a 1% NSR payable to Sandstorm and a 2% NSR payable to Nevada Eagle Resources LLC (“NER”).

Historical exploration on the property has been focused on low-sulphidation epithermal veins. Recent work indicates that near-vertical northwest oriented structures associated with gold mineralization can be traced for approximately 1,000 meters. Prior operators did not likely test these structures, however one vertical drillhole collared in the vicinity of the vein structure is reported to have returned approximately 1 g/t gold over 10.5 meters. Recent work confirmed the presence of gold mineralization at surface and geochemical signatures combined with visual observations indicate that the portion of the system exposed likely still lies above the potential boiling zone and prime areas for gold deposition may be preserved.

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche, Nevada. The property currently consists of 30 claims totaling 672 acres, as the Company dropped 66 claims of 1,478 acres in fiscal 2015. The Company has a 100% interest in the property, subject to a 1% NSR payable to Sandstorm on all the claims and a 2% NSR on some claims payable to Nevada Eagle Resources LLC (“NER”).

The exploration target on this property is Carlin-style gold mineralization. Work by prior operators included sampling hematite-rich jasperoid breccia outcrops that reportedly returned gold assays ranging from below detection to 21.94 g/t gold. Barite and fluorite are noted in the geological reports and a prior operator completed 4,200 meters of rotary drilling in 1984, reporting numerous shallow sub-gram gold intervals over tens of meters. The Company’s 2015 exploration program was successful in identifying potential controls for mineralization as the breccias appear to be controlled by the intersection of north/northwest structures intersecting north-south faults. Limited sampling has returned favorable pathfinder geochemistry indicating that the targets are prospective for Carlin-style mineralization in permissive stratigraphy projected to exist at depth.

Bellview

The Bellview property is located in White Pine County, southeast of Carlin, Nevada. The property currently consists of 54 claims totaling approximately 1,210 acres, as the Company dropped 44 claims of 985 acres in fiscal 2015. The Company has a 100% interest in the property. Some of the claims have a 3% NSR to NER and Fronteer Development Group Inc. (“Fronteer”) and a 0.5% NSR to Sandstorm; some other claims on the property have a 2% NSR to Fronteer and a 1% NSR to Sandstorm; and the remaining claims have a 1% NSR to Sandstorm.

The property is located along the Carlin – Alligator Ridge Trend and features a geological setting prospective for Carlin style gold mineralization. Drilling by Teck Resources Inc. and others in the 1980’s identified a small non-NI 43-101 compliant gold resource and later work by Fronteer identified additional targets, primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. Prior geophysical surveys indicate that the Saddle Zone, one of these new targets, lies approximately 100 meters above the Secret Canyon Shale and Eldorado Dolomite contact, a stratigraphic position recognized regionally for its potential to host mineralization.

Columbia

The Columbia property is located in Humboldt County, approximately 160 kilometers northwest of Winnemucca, Nevada. The property currently consists of 8 claims totaling approximately 179 acres, as the Company dropped 49 claims of 1,098 acres in fiscal 2015. The Company has a 100% interest in the property subject to a 2% NSR payable to NER and a 1% NSR to Sandstorm.

Gold has been identified in quartz veins associated with arsenopyrite and chlorite/sericite altered wallrock. The main Columbia vein appears continuous over more than one kilometer and appears to intersect a circular feature inferred by a previous operator to be a subsided caldera. Limited sampling in the Company’s current program confirmed the presence of gold mineralization with a narrow (10 cm) vein sample returning 13.65 g/t gold. Management is considering a prospecting, mapping and soil geochemical survey program to further delineate areas prospective for high grade gold mineralization.

Kobeh

The Kobeh property is located in Eureka County, near the town of Eureka, Nevada. The property currently consists of 37 claims totaling approximately 829 acres. The Company has a 100% interest in the property subject to a 3% NSR payable to NER and a 0.5% NSR to Sandstorm.

The property lies on the Battle Mountain – Eureka Trend, and the exploration target is Carlin style gold mineralization. The property geology consists of shallow pediment cover over Mississippian Webb and Ordovician Vinini Formation rocks similar to those on the adjacent and Afghan property. A sizeable database exists for the Kobeh project and due to its excellent location within this gold district. The Company intends to continue to review the database to identify targets with productive members of the stratigraphy.

Ashby

The Ashby property is located in Mineral County, near Hawthorne, Nevada. The property currently consists of 3 claims totaling approximately 62 acres, as the Company dropped 13 claims of 269 acres in fiscal 2015. The Company has a 100% interest in the property subject to a 2% NSR payable to NER and a 1% NSR to Sandstorm.

The property covers mesothermal gold-bearing quartz veins within the Jurassic Dunlap Formation. Historic production of 9,000 ounces is reported from the 1930’s and several hundred ounces per year during the 1980’s and 1990’s. Vein widths range from 15 centimeters to 1.8 meters and gold grades are reported from sub-gram to multi-ounce intervals. The property has had very limited modern exploration.

Yukon, Canada Growth Pipeline Properties

White River Property

The White River Property is located in the western portion of the Yukon Territory. Currently, the property consists of 335 mineral claims (approximately 7,000 hectares). The Company has a 100% interest in the property.

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

Prospector Mountain Property Location Map

How Acquired

The Company acquired a 100% interest in the property in June 2008 through its agreement with Almaden Minerals Ltd. The Company issued 10,000 common shares and paid Almaden $30,000 cash for its 100% interest in the property. Upon receipt of a positive bankable feasibility study, the Company will issue Almaden an additional 50,000 common shares. Almaden also retained a 2% NSR on all mineral production from the property. Alianza may purchase one-half of the NSR (thus reducing Almaden's NSR to 1%) any time after commencement of production for its fair value as determined by an independent valuator.

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

After acquisition of the property, the Company conducted a three phase exploration on the property beginning in July 2009. The first phase included alteration mapping and prospecting in the eastern portion of the property, and examination of vein zones in the western portion of the property. Chip samples were collected across four vein zones and adjacent clay altered selvages in the western portion. The second phase concentrated on the reassessment of historical vein zones in the western portion centered within a 9 square kilometer area of historical bulldozer trenching. A total of 106 chip samples were collected from 21 trenches across vein zones in four areas.  The veins consist of steeply dipping highly sheared quartz and multi-color clay gouge containing varying amounts of arsenic oxides and lead sulphide/sulphate. Assays returned values for gold, silver and lead. The third phase concentrated on the reassessment of the historical porphyry target in the eastern portion of the claim block, and included alteration mapping within a 4 square kilometer area of historical airborne radiometric anomalies and copper-in-soil geochemical anomalies. A total of 27 samples were collected, 22 of which were contained within a 1,000 by 400 meter portion of a northerly trending corridor. These samples returned gold, silver and copper values, and discovered a number of new showings collectively referred to as the Bonanza Zone. Some of the samples were collected specifically for fluid inclusion work and alteration characterization while four of the eighteen samples represent altered intrusive material.

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

In December 2009, the optioned the property to Silver Quest Resources. To earn an initial 60% interest, Silver Quest were required to expend $4,000,000 on exploration by 2013, issue 1,000,000 common shares to the Company, and pay the Company $300,000 cash. Silver Quest could increase its interest to 70% by completing an NI 43-101 compliant feasibility study with 36 months of completion of the initial term. In calendar 2010, Silver Quest performed additional sampling of the Bonanza Zone, and completed a soil geochemical survey which defined an anomalous gold and copper zone measuring 1,000 meters by 550 meters in the Bonanza Zone.

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

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. the Company acquired 100% interest in 7 properties, including Goz Creek, in exchange for 350,000 common shares of the Company at a price of $4.00 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. After the completion of the acquisition of the Almaden claims, the Company increased the size of the property by staking additional claims.

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

In 2008, the Company completed a 7 hole diamond drill program totaling 722 meters to test down-dip and along strike from the historic resource at the main zone. Significant results from this program include:

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

Current and Anticipated Exploration

The Company has not conducted any exploration work on the property since fiscal 2008, except for data review, primarily due to a regional land use plan being developed by the Peel Watershed Planning Commission and the Yukon Government. The Commission, which is made up of nominees from the local First Nations and the Yukon Government, recommended to the government that mining and mineral exploration be restricted or prohibited in a large area which includes the Goz Creek Property. In January 2014, the Yukon Government modified the Planning Commission’s proposals and will allow exploration in much of the disputed area. Currently, the dispute over the proposals is in litigation in Canadian Courts between several Yukon First Nations and Environmental Groups and the Yukon Government. If the dispute is favorably resolved, the Company intends to continue with exploration of the property. If the issue cannot be resolved, management intends to seek compensation from the dispute.

The Company believes the property continues to have value for an exploration partner. However, in accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Goz Creek Property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to the dispute. Accordingly, for accounting purposes management determined that an impairment allowance is appropriate and was taken in fiscal 2014.

MOR Property

The MOR Property is located in the southern Yukon Territory. Currently, the property consists of 290 mineral claims (approximately 6,000 hectares). The Company has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”).

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. the Company acquired 100% interest in 7 properties, including MOR, in exchange for 350,000 common shares of the Company at a price of $4.00 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. After the completion of the acquisition of the 52 Almaden claims, the Company increased the size of the property by staking additional claims in fiscal 2007 and 2008.

In September 2009, the Company acquired a 100% interest in the Highway property of 6 mineral claims from Strategic Metals Ltd. Consideration for the interest was $5,000 cash and a 2% NSR to Strategic on the Highway claims. The Highway claims were incorporated into the MOR property, but the Highway claims subsequently expired in March 2014.

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

Some of the property is situated on Category B Settlement Lands of the Teslin Tlingit Council ("TTC"), Yukon First Nations, which holds a fee simple surface title pursuant to its 1993 Final Agreement with the governments of Canada and the Yukon. Although the Company owns 100% of the mineral rights, permission from the TTC is required for entry to the lands to conduct exploration.

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

In 2010, the Company collected soil geochemical samples over the newly acquired Highway claims which returned weakly anomalous copper and zinc values over a portion of the claims. A two hole diamond drill program totaling 443.83 meters was completed at the east end of the Discovery Zone. This drilling was designed to test the IP and gravity anomaly defined in 2009. Drilling intercepted massive, semi-massive and heavily disseminated sulphides. Highlights from the program are:

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

The Company believes the property continues to have value for an exploration partner. However, in accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the MOR property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management determined that an impairment allowance is appropriate and was taken in fiscal 2014, including capitalized expenditures on the Highway claims which expired in March 2014.

Tim Property

The Tim Property is located in the southeastern portion of the Yukon Territory. Currently, the property consists of 289 mineral claims (approximately 6,200 hectares). The Company currently has a 100% interest in the property, subject to a 2% NSR.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. The Company acquired 100% interest in 7 properties, including Tim, in exchange for 350,000 common shares of the Company at a price of $4.00 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. Due to exploration spending by ACME Resources as the optionee on the Tim property, the Company issued as a bonus an additional 50,000 common shares to Almaden in Fiscal 2008.

In September 2007, the Company optioned to the property to ACME Resources (formerly International KRL Resources). Under the agreement, ACME could earn a 60% interest in the property by spending $3,000,000 on exploration and issuing the Company 1,000,000 common shares by September 10, 2011. ACME staked additional claims and added them to the property but subsequently withdrew from the option agreement, and the Company retained its 100% interest in the property, including the additional claims.

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

ACME optioned the property from the Company in September 2007 and in 2008 completed a five-hole, 1,254 diamond drill program targeting the previously identified IP anomalies. The drilling failed to intersect significant mineralization, although hole W-08-01 intersected a 4 meter zone of mineralization assaying 10.6 g/t silver, 0.21% lead and 0.83% zinc. ACME subsequently withdrew from the option agreement after spending approximately $800,000 on exploration.

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

The Company believes the property continues to have value for an exploration partner. However, in accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Tim property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management determined that an impairment allowance is appropriate and was taken in fiscal 2014.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.34 on September 30, 2015.

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

Change of Fiscal Year End

The Company changed its fiscal year end to September 30 from October 31 beginning with the fiscal period ended September 30, 2011. The reason for the change was for the Company's year end to be coterminous with its wholly-owned subsidiary in Mexico, Minera Tarsis, S.A. de C.V., which has a December 31st year end.

Due the transition of fiscal year end, the Company’s audited financial statements for the fiscal period ended September 30, 2011 were for an eleven month period.

Results of Operations

Year Ended September 30, 2015 vs. Year Ended September 30, 2014

During the year ended September 30, 2015, the Company acquired Estrella Gold Corporation in exchange for 4,665,032 common shares (adjusted for the 1 for 10 common share consolidation effective April 29, 2015) and changed its name to “Alianza Minerals Ltd.”. The Company conducted first phase exploration on its properties in Nevada and sold its interest in the Pucarana property acquired through the Alianza acquisition in exchange for a 1.08% NSR. The Company also dropped the Erika and Llano Grande properties in Mexico and the BJS property in Nevada, and wrote-off the related capitalized mineral exploration expenditures.

The comprehensive loss for the year ended September 30, 2015 was ($2,751,454), or ($0.30) per share, compared to a comprehensive loss of ($4,088,586), or ($0.84) per share for the year ended September 2014.

In the current year, expenses totaled $898,730, which was an increase of $253,154 compared to expenses of $645,576 for the year ended September 30, 2014. Large increases occurred in several items due to the costs related to the Aliazna acquisition, including accounting and legal fees, which rose to $231,067 from $130,042; investor relations and shareholder information, which increased to $61,648 from $46,271; and wages, benefits and consulting fees, which increased to $226,058 from $180,424. Other changes in expenses included office facilities and administrative, which declined to $13,500 from $49,688; Office expenses, which rose to $38,733 from $16,779; Property investigation expenses, which rose to $29,360 from $731 due to the generative exploration work in Peru; and travel, which fell to $14,357 from $34,454.

Interest income and other income rose to $21,271 from $1,712; Foreign exchange loss was $191 compared to $nil, and loss on marketable securities was $1,625. Realized loss on marketable securities transferred to other comprehensive income was $18,375 and $nil in the prior year. Write-down of exploration and evaluation assets of $2,465,156 related to the Erika, Llano Grande and BJS properties, which were dropped, and the reduction in size of certain of the properties in Nevada and the Mezquites property in Mexico. Deferred income tax recovery was $532,000. Other comprehensive income was marketable securities transferred to net loss of $18,375 and exchange difference arising on the translation of foreign subsidiary of $60,977.

Year Ended September 30, 2014 vs. Year Ended September 30, 2013

During the year ended September 30, 2013, the Company evaluated the exploration program conducted in fiscal 2013 and reviewed each of its properties for its future potential and possible impairment due to the Company’s current shortage of exploration funds.

The comprehensive loss for year ended September 30, 2014 was ($4,088,586), or ($0.84) per share, compared to a comprehensive loss of ($1,320,596), or ($0.33) per share for the year ended September 30, 2013.

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

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2015 was a working capital deficit of ($87,298), including cash of $17,000. Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2016, and planned property expenditures will depend on the Company’s working capital position. Management is currently reviewing various means to correct the negative working capital position and to raise funds to meet its anticipated expenditures for the current year. These possible methods include an equity financing, settling existing debt with the issuance of common shares, or converting some debt into convertible debentures. One or more of these alternatives is expected to be announced in early calendar 2016.

If the Company is unable to raise additional funds through private placements of equity, or option certain of its properties, it will likely result in a severe reduction in the Company’s exploration and operational budgets and may result in management relinquishing certain mineral claims and severely reducing its operations.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. All share and share price amounts have been adjusted to reflect the 1 for 10 common share consolidation effective April 29, 2015.

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Eleven Months	Private Placement	271,090	$ 6.00	$ 1,626,535
Ended September 30,	Exercise of Warrants	115,000	2.50	287,500
2011	Exercise of Finders' Warrants	8,988	2.50	22,469
	Exercise of Options	10,000	2.50	25,000

Fiscal Year 2012	Private Placement	480,000	$ 2.50	$ 1,200,000
Ended September 30	Exercise of Finders’ Warrants	3,938	2.50	9,844

Fiscal Year 2013	Private Placement	687,000	$ 1.50	$ 1,030,500
Ended September 30	Acquisition of Mineral Properties	400,000	0.55	-

Fiscal Year 2014	Private Placement	483,667	$ 0.75	$ 362,750
Ended September 30	Private Placement	266,667	0.75	200,000
	Private Placement	900,000	0.50	450,000

Fiscal Year 2015	Acquisition of Mineral Properties	150,000	$ 0.40	$ 60,000
Ended September 30	Acquisition of Estrella Gold	4,665,032	0.25	1,166,258
	Private Placement	3,000,000	0.25	750,000

Year Ended September 30, 2015

At the end of the fiscal year ended September 30, 2015, the Company had a working capital deficit of ($87,298), compared to working capital of $94,538 as of September 30, 2014. During the fiscal year ended September 30, 2015, Operating Activities used cash of ($584,715), including the net loss of ($2,830,806). Items not affecting cash included depreciation of $2,629, loss on marketable securities of $1,625, realized loss on marketable securities transferred from other comprehensive income of $18,375, share-based payments of $246,424, and write-down of exploration and evaluation assets from the write-off of the Erika, Llano Grande properties in Mexico and the BJS property in Nevada of $2,465,156. The Company also had a deferred income tax recovery of $532,000. Changes in non-working capital items include an increase of receivables of ($12,753); an increase in prepaid expenses of ($687); a decrease in accounts payable and accrued liabilities of ($229,396); and an increase of due to related parties of $286,718.

Cash flows from Investing Activities used cash of ($420,065), with the entire amount expended on exploration and evaluation assets. Cash flows from Financing Activities provided cash of $727,038, which included proceeds from the issuance of common shares of $750,000 and share issue costs of ($22,962). The Effect of exchange rate changes on cash was $66,163.

Cash totaled $17,000 as of September 30, 2015 compared to cash of $228,579 as of September 30, 2014, a decrease of $211,579.

During the year, the Company issued a total of 7,815,032 common shares. 150,000 common shares were issued to Sandstorm Gold Ltd. at a price of $0.40 per share for total consideration of $60,000 pursuant to the acquisition of 8 mineral exploration properties in Nevada. 4,665,032 common shares were issued pursuant to the acquisition of all the common shares of Estrella Gold at a fair value of $1,166,258. 3,000,000 common share units were issued in a non-brokered private placement were issued at a price of $0.25 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one non-transferable warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.40 until April 29, 2018. A cash finder’s fee of $1,500 was paid and 6,000 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.25 until April 29, 2016. The Company also incurred an additional $12,662 in share issue costs in connection with the financing.

Year Ended September 30, 2014

At the end of the fiscal year ended September 30, 2014, the Company had working capital of $94,538 compared to a working capital deficit of ($88,377) as of September 30, 2013. During the fiscal year ended September 30, 2014, Operating Activities used cash of ($491,613), including the net loss of ($4,118,039). Items not affecting cash included depreciation of $1,772, share-based payments of $167,091, impairment allowance related to the Company’s mineral properties of $3,439,175, and deferred income tax expense of $35,000. Changes in non-cash working capital items include a decrease in receivables of $1,362; a decrease in prepaid expenses of $8,083; a decrease in accounts payable and accrued liabilities of ($16,907); and a decrease in amounts due to related parties of ($9,150).

Cash flows from Investing Activities used cash of ($296,149), with the entire amount expended on exploration and evaluation assets. Cash flows from Financing Activities provided cash of $966,219. Proceeds from issuance of common shares provided cash of $1,012,750, and share issue costs used cash of ($46,531). The effect of exchange rate changes on cash was $29,078.

Cash totaled $228,579 as of September 30, 2014, compared to cash of $21,044 as of September 30, 2013, an increase of $207,535.

During the year the Company issued a total of 1,650,334 common shares in three private placements.

In the first placement, 483,667 common share units were issued at a price of $0.75 per unit for gross proceeds of $362,750. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.50 until December 16, 2016. $15,689 of share issue costs were incurred with this financing.

In the second placement, 266,667 common shares units were issued at a price of $0.75 per unit for gross proceeds of $200,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.50 until March 17, 2017. $11,521 in share issue costs were incurred with this financing.

In the third placement, 900,000 common share units were issued at a price of $0.50 per unit for gross proceeds of $450,000. Each unit consisted of one common share and one non-transferable purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.00 until September 11, 2017. The Company paid $9,600 cash as a finder’s fee and issued 26,800 finder’s warrants, each of which is exercisable into one common share at a price of $0.50 until September 11, 2015. $25,721 in costs were incurred with this financing.

Year Ended September 30, 2013

At the end of the fiscal year ended September 30, 2013, the Company has a working capital deficit of ($88,377) compared to working capital of $929,826 as of September 30, 2012. During the fiscal year ended September 30, 2013, Operating Activities used cash of ($599,754), including the net loss of ($1,316,658). Items not affecting cash included depreciation of $1,731, write-off of exploration and evaluation assets of $704,581, and deferred income tax expense of $37,000. Changes in non-cash working capital items include a decrease in receivables of $12,787; a decrease in prepaid expenses of $10,290; a decrease in accounts payable and accrued liabilities of ($15,699); and a decrease in due to related parties of ($33,786).

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

During the year the Company issued a total of 1,087,000 common shares. 687,000 common shares were issued pursuant to a private placement of units at a price of $1.50 per unit. Each unit consisted of one common share and one non-transferable common stock purchase warrant, with each warrant exercisable into one additional common share at a price of $2.50 until October 3, 2015 (subsequently changed to $0.40 until October 3, 2017). The Company also issued 47,150 finder’s warrants in relation to the placement, with each finder’s warrant exercisable into a common share at a price of $1.50 until October 3, 2015. 400,000 common shares were issued to Almaden pursuant to the acquisition of 7 mineral exploration properties by the Company from Almaden. The shares were issued at a price of $0.55 per share for a total cost of $220,000.

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

Basis of Presentation

All subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of the intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that the Company controls, but does not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated statements of financial position and consolidated statements of comprehensive loss.

Certain business activities are conducted through associates.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which the Company has rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which the Company has rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures.” Joint operations are accounted for by recognizing the Company’s share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in the consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which the Company exercises significant influence and which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets such as dividends.

The Company’s proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If the Company’s share of the associate’s or joint venture’s losses equals or exceeds the investment in the associate or joint venture, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At each statement of financial position date, management considers whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, management determines if there is a need to record an impairment in relation to the associate or joint venture.

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

The Company has determined that the functional currency of its subsidiary in Mexico is the Mexican peso, the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiary in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign exchange reserve.

Marketable securities

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

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at a rates ranging from 30% to 55% per year.

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

As at September 30, 2015, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss. The Company’s cash has been classified as fair value through profit or loss.

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

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss.  No financial liabilities have been classified as fair value through profit or loss.

Other financial liabilities - This category includes amounts due to related parties and accounts payable and accrued liabilities, which are recognized at amortized cost.

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

Critical judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•

the determination that the Company will continue as a going concern for the next year;

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluation assets may not be recoverable; and

•

the determination that the functional currency of parent is the Canadian dollar, the functional currency of its subsidiary in Mexico is the Mexican peso, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiary in the USA is the US dollar.

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

Warrants with the right to acquire common shares in the Company are typically issued through the Company’s equity financing activities.  Where finders’ warrants are issued on a stand-alone basis, their fair values are measured on their issuance date using the Black-Scholes option pricing model and are recorded as both an increase to reserves and as a share issue cost.

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

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

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

Loss per share

The Company presents basic and diluted loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company.

Income taxes

Income tax on the loss for the periods presented comprises current and deferred tax.  Income tax is recognized in the loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.34 on September 30, 2015.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations. Until September 30, 3014, the company leased an office on a month-to-month basis from Almaden Minerals Ltd., a related party, under a verbal agreement. The cost was $4,100 per month, which included rent of $2,300; Office Expense of $320; Insurance of $440; and Office Assistance of $1,040. Subsequently the Company terminated the lease arrangement with Almaden. Beginning October 1, 2014 the Company leases an office on a month-to-month basis from Pacific Opportunity Capital, Ltd, a related party, at a cost of $1,000 per month through April 2015 and for $1,500 per month beginning in May 2015.

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of December 31, 2015 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of Canada and are citizens of Canada except Adrian Fleming, who is a citizen of Australia. Each director was re-elected at the Annual General Meeting held on February 27, 2015 except John Wilson, who was appointed to the Board upon the completion of the acquisition arrangement with Estrella on April 29, 2015.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	45	July 23, 2007
Craig Lindsay (1)	50	November 3, 2008
Adrian Fleming (1)	67	June 28, 2010
Mark T. Brown	47	February 28, 2014
Jason Weber	45	March 10, 2014
John Wilson	71	April 29, 2015

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated January 23, 2015. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of December 31, 2015, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	45	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	41	April 29, 2015

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He was President of Estrella from May 2014 until its acquisition by the Company in April 2015 and was named President and CEO of the Company upon completion of the acquisition. He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America, and has also worked on gold and copper projects in British Columbia and Australia. He currently serves as a Director of Tarku Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange. Mr. Weber is also the Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). Mr. Weber spends approximately 95% of his time on the affairs of the Company.

Mark G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He is currently a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. He devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Chief Executive Officer, President and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

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

John R. Wilson has over thirty-five years of experience in all aspects of base and precious metals exploration, discovery, reserve definition and mine development.  During his career, he has been involved in significant discoveries in Brazil, Nevada and Peru.  He has also done detailed evaluations of numerous deposits and prospect types in varying geological terrains throughout the western U.S., Russia, Chile, Peru, Brazil, Mexico, Central America and Asia.  He has worked for Codelco Corporation, Fortress Minerals Company, Cyprus Minerals Company, Amoco Minerals Company, AMAX Mining Corporation and Essex International, and his levels of responsibility have ranged from initial prospect evaluation, design and management of regional exploration programs in various worldwide locations, deposit/resource modeling and development programs.  Mr. Wilson has a strong field orientation, excellent managerial skills and a proven record of discovery.  His successful track record includes: the initial field and resource evaluation of the Kubaka gold deposit in the Magadan region of the Russian Far East which Cyprus subsequently acquired and developed; the design, management and participation in the exploration program that led to the discovery of the Cerro Negro oxide copper deposit in the Cerro Verde district of southern Peru; the design and management of Cyprus' first reserve/engineering drilling program at the El Abra porphyry copper deposit in northern Chile; the design and supervision of the exploration drilling program that resulted in the reserve delineation in south-central Nevada; and participation in the Codelco exploration program in the Carajas region of Brazil which resulted in the discovery of the Boa Esperanza IOCG deposit.  Mr. Wilson is credited as the co-discoverer of the Boa Esperanza.  From 2005 to 2007, he was a full-time consultant for Codelco in Mexico and was named VP Exploration for the Company in August 2007. He served as President and CEO of Animas Resources from August 2011 until its acquisition in April 2014 and as a Director of Estrella from May 2013 until its acquisition by the Company in April 2015. Mr. Wilson spends approximately 5% of his time on the affairs of the Company.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Avrupa Minerals (since July 2010), Big Sky Petroleum (since April 2014), and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on February 27, 2015.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
Jason Weber, President, CEO and Director (1)	2015 2014	$ 50,000 N/A	150,000 20,000	$ Nil Nil

Winnie Wong, Chief Financial Officer (2)	2015	N/A	150,000	Nil

Marc G. Blythe Director and former President and CEO (3)	2015 2014 2013	127,500 175,000 131,250	150,000 45,000 Nil	Nil Nil 39,900

Mark T. Brown, Director and former CFO and Corporate Secretary (4)	2015 2014 2013	N/A N/A N/A	150,000 45,000 Nil	229,200 155,857 113,720

Adrian Fleming, Director	2015 2014 2013	N/A N/A N/A	100,000 20,000 Nil	Nil Nil Nil

Craig Lindsay, Director	2015 2014 2013	N/A N/A N/A	100,000 10,000 20,000	Nil Nil Nil

John Wilson, Director	2015	N/A	100,000	Nil

(1) (2) (3) (4)

Jason Weber was named President and CEO upon the completion of the acquisition of Estrella Gold on April 29, 2015.

Winnie Wong was named CFO upon the completion of the acquisition of Estrella Gold on April 29, 2015.

“Other Compensation” for Marc G. Blythe is for consulting fees. Mr. Blythe became an employee of the Company effective January 1, 2013. He resigned as President and CEO upon the completion of the acquisition of Estrella Gold on April 29, 2015.

"Other Compensation" for Mark T. Brown is for management and accounting fees and share issue costs paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director and Ms. Winnie Wong is Vice President. He resigned as Chief Financial Officer and Corporate Secretary upon the completion of the acquisition of Estrella Gold on April 29, 2015 while Ms. Wong was appointed as the CFO and Corporate Secretary on April 29, 2015.

No funds were set aside or accrued by the Company during fiscal 2015 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Currently, all members of the Audit Committee are considered to be independent.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated January 23, 2015.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met 5 times in fiscal 2015.

The current Audit Committee members are Marc G. Blythe, Craig Lindsay, and Adrian Fleming. All the members are considered to be “independent”.

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

Table No. 7 lists, as of December 31, 2015, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	444,316	3.17%
Common	Mark T. Brown (2)	3,777,300	25.27%
Common	Adrian Fleming (3)	100,000	0.72%
Common	Craig Lindsay (4)	320,000	2.30%
Common	Jason Weber (5)	251,000	1.80%
Common	John Wilson (6)	100,000	0.72%
Common	Winnie Wong (7)	150,900	1.08%

	Total Directors/Officers	5,143,516	32.29%

(1)	Of these shares, 150,000 represent share purchase options and 108,333 represent stock purchase warrants
(2)

Of these shares, 1,660,300 are common shares and 988,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 30,000 represent stock purchase warrants and 150,000 represent share purchase options.

(3)	Of these shares, 100,000 represent share purchase options.
(4)

Of these shares, 195,000 are common shares held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 25,000 are stock purchase warrants and 100,000 are share purchase options.

(5)	Of these shares, 150,000 represent share purchase options and 50,000 represent stock purchase warrants.
(6)	Of these shares, 100,000 represent share purchase options.
(7)	Of these shares, 150,000 represent share purchase options.

Based upon 13,779,078 shares outstanding as of December 31, 2015, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2015 the shareholders' list for the Company's common shares showed 13,779,078 common shares issued and outstanding. There are 9 registered holders, including depositories, holding 12,259,824 common shares in Canada. 8 registered holders, including depositories, hold 1,519,254 common shares in the United States. There are no registered holders in other countries.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of December 31, 2015, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	3,777,300	25.27%

(1)

Of these shares, 1,660,300 are common shares and 988,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 30,000 represent stock purchase warrants and 150,000 represent share purchase options.

Based upon 13,779,078 shares outstanding as of December 31, 2015, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2015, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $229,200 (fiscal 2014 - $155,857; fiscal 2013 - $113,720) for management, accounting, and shareholder communication services.

During the year ended September 30, 2015, the Company paid $Nil (fiscal 2014 - $49,200; fiscal 2013 - $52,469) to Almaden Minerals Ltd. for rent, insurance, office facilities and office expenses.

During Fiscal 2015, the Company paid $Nil (fiscal 2014 - $Nil; fiscal 2013 - $39,900) to Marc G. Blythe, former President and CEO (resigned on April 29, 2015), for management services. Mr. Blythe became an employee of the Company effective January 1, 2013.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2015, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 13,779,078 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2015.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol “ANZ”. The Company commenced trading under the name “Tarsis Capital Corp.” on March 1, 2006 and traded under the symbol “TCC” until the completion of the acquisition of Estrella effective April 29, 2015. The current CUSIP number is 016095101. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending December 31, 2015;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2015; and

•

each of the last five fiscal periods ending September 30, 2015.

All per share prices have been adjusted to reflect the 1 for 10 common share consolidation effective April 29, 2015.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2015	$ 0.15	$ 0.10	$ 0.13
November 2015	0.17	0.14	0.15
October 2015	0.18	0.16	0.17
September 2015	0.17	0.13	0.16
August 2015	0.15	0.10	0.13
July 2015	0.15	0.10	0.13

Three Months Ended December 31, 2015	$ 0.18	$ 0.10	$ 0.13
Three Months Ended September 30, 2015	0.22	0.03	0.16
Three Months Ended June 30, 2015	0.40	0.18	0.20
Three Months Ended March 31, 2015	0.50	0.20	0.30

Three Months Ended December 31, 2014	$ 0.70	$ 0.30	$ 0.40
Three Months Ended September 30, 2014	0.80	0.40	0.50
Three Months Ended June 30, 2014	1.00	0.60	0.70
Three Months Ended March 31, 2014	1.01	0.70	0.80

Three Months Ended December 31, 2013	$ 1.20	$ 0.60	$ 0.90
Three Months Ended September 30, 2013	1.30	0.60	0.70
Three Months Ended June 30, 2013	1.50	0.50	0.60
Three Months Ended March 31, 2013	1.60	0.80	1.00

Fiscal Year Ended September 30, 2015	$ 0.70	$ 0.03	$ 0.16
Fiscal Year Ended September 30, 2014	1.20	0.40	0.50
Fiscal Year Ended September 30, 2013	1.60	0.50	0.90
Fiscal Year Ended September 30, 2012	3.80	1.10	1.30
Eleven Months Ended September 30, 2011	9.50	2.50	3.30

Table No. 10 lists, as of December 31, 2015, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants. The number of warrants and the exercise price per share have been adjusted to reflect the 1 for 10 common share consolidation dated April 29, 2015.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

483,666	$ 1.50	December 16, 2016
266,667	1.50	March 17, 2017
1,200,000	1.00	May 15, 2017
900,000	1.00	September 11, 2017
687,000	0.40 *	October 3, 2017
755,000	0.40 **	October 9, 2017
300,000	1.00	December 24, 2017
3,000,000	0.40	April 29, 2018
Total 7,592,833

*

The Company reduced the exercise price of 687,000 share purchase warrants with an original exercise price of $2.50 to $0.40 and extended the expiry date to October 3, 2017. The warrants are subject to an accelerated term and will expire within 30 days if the closing price of the Company’s common stock exceeds $0.50 for ten trading days.

**

The Company reduced the exercise price of 755,500 share purchase warrants with an original exercise price of $2.50 to $0.40 and extended the expiry date to October 9, 2017. The warrants are subject to an accelerated term and will expire within 30 days if the closing price of the Company’s common stock exceeds $0.50 for ten trading days.

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders. Table No. 10b lists, as of December 31, 2015, share purchase warrants held by Officers, Directors, and 5% Holders.

Table No. 10a

Warrantholdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	30,000 20,000	$ 1.00 1.00	May 15, 2017 December 24, 2017

Marc Blythe Director	70,000 15,000 23,333	1.50 0.40 1.50	December 16, 2016 October 3, 2017 March 17, 2017

Mark T. Brown, Director (1)	15,000 140,000 48,000 241,000 187,000 15,000 200,000 172,000	$ 0.40 1.50 1.50 1.00 1.00 0.40 1.00 0.40	October 3, 2017 December 16, 2016 March 17, 2017 May 15, 2017 September 11, 2017 October 9, 2017 December 24, 2017 April 29, 2018

Craig Lindsay, Director	15,000 10,000	1.50 0.40	March 17, 2017 October 3, 2017

(1) Of these warrants, 988,000 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown.

Table No. 10b lists, as of December 31, 2015, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

6,000	$ 0.25	April 29, 2016

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

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows (all share and price per share amounts have been adjusted to reflect the 1 for 10 share consolidation effective April 29, 2015):

During Fiscal 2015 the Company issued 7,815,032 common shares:

•

150,000 common shares were issued to Sandstorm Gold Ltd. at a price of $0.40 per share for total consideration of $60,000 pursuant to the acquisition of 8 mineral exploration properties in Nevada.

•

4,665,032 common shares were issued pursuant to the acquisition of all the common shares of Estrella Gold at a fair value of $1,166,258.

•

3,000,000 common share units were issued in a non-brokered private placement were issued at a price of $0.25 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one non-transferable warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.40 until April 29, 2018. The Company also issued 6,000 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.25 until April 29, 2016.

During Fiscal 2014 the Company issued 1,650,334 common shares:

•

266,667 common shares were issued pursuant to a private placement of units at a price of $0.75 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $1.50 until March 17, 2017.

•

483,667 common shares were issued pursuant to a private placement of units at a price of $0.75 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $1.50 until December 16, 2016.

•

900,000 common shares were issued pursuant to a private placement of units at a price of $0.50 per unit. Each unit consisted of one common shares and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $1.00 until September 11, 2017.

During Fiscal 2013 ended September 30, 2013, the Company issued 1,087,000 common shares:

•

687,000 common shares were issued pursuant to a private placement of units at a price of $1.50 per unit. Each unit consisted of one common share and one non-transferable common stock purchase warrant, with each warrant exercisable into one additional common share at a price of $2.50 until October 3, 2015 (subsequently revised to $0.40 until October 3, 2017). The Company also issued 47,150 finder’s warrants in relation to the placement, with each finder’s warrant exercisable into a common share at a price of $1.50 until October 3, 2015.

•

400,000 common shares were issued to Almaden Minerals Ltd. at a price of $0.55 per share in consideration of the property acquisition of 7 mineral exploration projects from Almaden.

Shares Issued for Assets Other Than Cash

During Fiscal 2015, 4,665,032 common shares with a fair value of $1,166,258 were issued pursuant to the acquisition of all the common shares of Estrella Gold. 150,000 common shares were issued to Sandstorm at a price of $0.40 per share for total consideration of $60,000 to pay for eight exploration and evaluation asset properties in Nevada.

During Fiscal 2013, 400,000 common shares were issued to Almaden Minerals Ltd. at a price of $0.55 per share in consideration of the property acquisition of 7 mineral exploration projects from Almaden.

During Fiscal 2009, the Company issued 1,000 common shares at a price of $2.35 per share to Strategic Metals Ltd. as consideration for a 100% in two mineral properties in the Yukon.

During Fiscal 2008, the Company issued 10,000 common shares at a price of $4.00 share to Almaden Minerals Ltd. as consideration for a 100% interest in the Prospector Mountain property. An additional 50,000 common shares were issued to Almaden as per the fiscal 2007 acquisition agreement as the Company optioned one of the properties acquired from Almaden to a third-party.

During Fiscal 2007, the Company issued 350,000 common shares at a price of $4.00 share to Almaden as consideration for the acquisition of a 100% (subject to a 2% NSR) in 7 properties from Almaden.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on February 27, 2015.

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

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on February 27, 2015 was included as an exhibit to the Company’s Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of December 31, 2015, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	150,000	150,000	$ 0.25	April 29, 2020

Winnie Wong, Chief Financial Officer	150,000	150,000	0.25	April 29, 2020

Marc Blythe Director	150,000	150,000	0.25	April 29, 2020

Mark T. Brown, Director	150,000	150,000	0.25	April 29, 2020

Adrian Fleming, Director	100,000	100,000	0.25	April 29, 2020

Craig Lindsay, Director	100,000	100,000	0.25	April 29, 2020

John Wilson, Director	100,000	100,000	0.25	April 29, 2020

Employees/Consultants	4,500 22,500 364,500	4,500 21,000 364,500	0.25 0.25 0.25	May 7, 2017 February 25, 2019 April 29, 2019

Total Officers and Directors	900,000	900,000

Total Employees/ Consultants	391,500	391,500

Total Officers/Directors/ Employees and Consultants	1,291,500	1,291,500

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated on October 21, 2005 under the provisions of the Business Corporations Act (Alberta) under the name “Tarsis Capital Corp.”. The Company's articles were restated on December 20, 2005 in order to remove the restrictions on transfer of shares. The Company was continued into British Columbia under the Business Corporations Act (B.C.) (the "Act") on June 2, 2008, and changed its name to "Tarsis Resources Ltd." on June 17, 2009. On April 29, 2015, the Company changed its name to “Alianza Minerals Ltd.”.

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

Material Contracts

1.

Under an agreement dated July 16, 2007 between the Company, Almaden Minerals Ltd., and Minera Gavilan, S.A. de C.V., the Company agreed to acquire a 100% interest in a group of 6 properties (MOR, Cabin Lake, Caribou Creek, Meister River, Tim and Goz Creek) located in Yukon, Canada, and Minera Gavilan, the holder of the Erika Property in Mexico. Consideration for the acquisition was 350,000 common shares of the Company at a price of $4.00 per share, plus acquisition costs of $115,945. The Company also granted Almaden a 2% NSR on all mineral products discovered on the Mineral Properties. Further, the Company agreed to issue an additional 50,000 common shares if the Company enters an agreement with an arms-length third party (the "Optionee") wherein the optinee can earn an interest in any of the properties acquired from Almaden (except the MOR Property) by expending a minimum of $500,000 on exploration to earn its interest; and if optionee has incurred exploration expenditures of $200,000 prior to July 16, 2009; and there is a further commitment to expend a minimum of $100,000 on a work program on the property. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

2.

Under an agreement dated May 30, 2008 between, the Company, Almaden Minerals Ltd., and Republic Resources Ltd., the Company agreed to acquire a 100% interest in the Prospector Mountain property in the Yukon from Almaden and Republic for the issuance of 10,000 common shares of the Company and the cash payment of $30,000. Almaden will also retain a 2% NSR over any minerals produced from the property. The Company may purchase 1/2 of the NSR at any time after production commences for fair value as determined by an independent valuator. The Company also agreed to issue Almaden an additional 50,000 common shares upon receipt of a positive bankable feasibility study for the property. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

3.

Under a sale and purchase agreement between the Company and Almaden Minerals Ltd. dated June 10, 2013, the Company agreed to acquire seven mineral exploration properties from Almaden in exchange for 400,000 common shares of the Company. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

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

6.

Arrangement Agreement between the Company and Estrella Gold Corporation for the acquisition of Estrella by the Company dated February 6, 2015. A copy of this agreement has been filed as an exhibit to the Company’s Form 6-K filed March 2, 2015.

- 113 -

7.

Amendment to the Arrangement Agreement between the Company and Estrella Gold Corporation dated March 12, 2015. A copy of this agreement has been filed as an exhibit to the Company’s Form 6-K filed May 21, 2015.

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

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Alianza on the right of foreigners to hold or vote securities of Alianza, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

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

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2015 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

The Company may from time to time own available-for-sale marketable securities of other companies in the mineral resource sector. The price of these securities may be affected by many factors, including the pricing and demand of commodities, and the activities and success of the invested company. Management mitigates the risk by monitoring the trading value of the securities on a regular basis.

The Company has mineral exploration properties located in Mexico, Peru, and the United States which makes its operations subject to foreign currency risk. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, including the US dollar, Mexican peso, and Peruvian Nuevo sol, could have an effect on the Company’s results of operations, cash flows, and financial condition. The Company has not hedged its exposure to currency fluctuations.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2015. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2015.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three independent directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to nominate a member as its financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2015 and by Davidson & Company LLP for fiscal 2014 are included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2015	Fiscal Year 2014

Audit Fees	$ 20,000	$ 15,300
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 20,000	$ 15,300

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

On May 22, 2015, the Board of Directors of the Company requested and accepted the resignation of Davidson & Company LLP, Chartered Professional Accountants as the Company’s auditor, and appointed DeVisser Gray LLP, Chartered Professional Accountants, as the successor auditor. There were no disagreements between the Company and the former auditors, and the accountant’s report on the financial statements for each of the two prior fiscal periods contained no adverse opinions or disclaimer of opinions. The Company did not consult with DeVisser Gray LLP during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Davidson & Company LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to the Company’s Form 20-F Annual Report.

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of DeVisser Gray LLP, Chartered Professional Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated December 21, 2015.

Independent Auditors’ Report of Davidson & Company LLP, dated January 29, 2015

Consolidated Statements of Financial Position at September 30, 2015 and 2014.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2015, September 30, 2014, and September 30, 2013.

Consolidated Statements of Cash Flows for the years ended September 30, 2015, September 30, 2014, and September 30, 2013.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2015, September 30, 2014, and September 30, 2013.

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

h)

Certificate of Change of Name dated April 29, 2015

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

d)

Financial and administrative services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007. *

e)

Executive employment contact effective January 1, 2013 between the Company and Marc Blythe. *

f)

Arrangement Agreement between the Company and Estrella Gold Corporation for the acquisition of Estrella by the Company dated February 6, 2015. **

g)

Amendment to the Arrangement Agreement between the Company and Estrella Gold Corporation dated March 12, 2015. ***

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

- 127 -

10.

Other Documents

a)

Consent of Davidson & Company LLP, Chartered Professional Accountants, dated July 23, 2014. *

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

13.2

Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Previously filed as exhibits to the Company’s Form 20-F Registration Statement

**

Previously filed as an exhibit to the Company’s Form 6-K filed March 2, 2015.

***

Previously filed as an exhibit to the Company’s Form 6-K filed May 21, 2015.

ALIANZA MINERALS LTD.

(formerly known as Tarsis Resources Ltd.)

Consolidated Financial Statements

For the years ended September 30, 2015, 2014 and 2013

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

- 129 -

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.),

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.), which comprise the consolidated statement of financial position as at September 30, 2015, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.) as at September 30, 2015 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

The financial statements of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.) as at and for the years ended September 30, 2014 and 2013 were audited by other auditors, who expressed an unmodified opinion on those statements in their report to the shareholders dated December 18, 2014.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has limited working capital, losses since inception and is dependent upon its ability to secure new sources of financing.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC

December 21, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.)

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.), which comprise the consolidated statement of financial position as of September 30, 2014, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.) as at September 30, 2014 and its financial performance and its cash flows for the years ended September 30, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.) has suffered recurring losses from operations and has a net capital deficiency.  These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

January 29, 2015

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 39

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in Canadian Dollars, unless otherwise stated

	Note	September 30, 2015	September 30, 2014

Assets
Current assets
Cash		$17,000	$228,579
Marketable securities	4	-	1,625
Receivables		16,952	4,199
Prepaid expenses		5,055	4,368
		39,007	238,771

Non-current assets
Equipment	5, 6	15,361	2,492
Exploration and evaluation assets	6, 7	2,932,718	4,086,063
Investment in associates	8	561,254	-
		3,509,333	4,088,555
Total assets		$3,548,340	$4,327,326

Current liabilities
Accounts payable and accrued liabilities		$115,805	$105,775
Due to related party	11	10,500	38,458
		126,305	144,233
Non-current liabilities
Deferred income tax liability	14	-	532,000
Due to related party	11	314,676	-
		314,676	532,000
Shareholders’ equity
Share capital	9	13,653,601	11,693,260
Reserves	9, 10	2,377,941	2,130,562
Accumulated other comprehensive income (loss)		77,217	(2,135)
Deficit		(13,001,400)	(10,170,594)
		3,107,359	3,651,093

Total shareholders’ equity and liabilities		$3,548,340	$4,327,326

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on December 21, 2015.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30,
	Note	2015	2014	2013

Expenses
Accounting and legal fees	11	$231,067	$130,042	$150,752
Depreciation	5	2,629	1,772	1,731
Investor relations and shareholder information	11	61,648	46,271	87,936
Office facilities and administrative services	11	13,500	49,688	49,908
Office expenses		38,733	16,779	22,822
Property investigation expenses		29,360	731	32,507
Share-based payments	11	246,424	167,091	-
Transfer agent, listing and filing fees		34,954	18,324	19,844
Travel		14,357	34,454	38,415
Wages, benefits and consulting fees	11	226,058	180,424	174,754
		(898,730)	(645,576)	(578,669)

Interest income and other income		21,271	1,712	3,592
Foreign exchange loss		(191)	-	-
Loss on marketable securities	4	(1,625)	-	-
Realized loss on marketable securities transferred from other comprehensive income		(18,375)	-	-
Write down of exploration and evaluation assets	7	(2,465,156)	-	(704,581)
Impairment allowance on exploration and evaluation assets	7	-	(3,439,175)	-
Loss before income taxes		(3,362,806)	(4,083,039)	(1,279,658)
Deferred income tax recovery (expense)	14	532,000	(35,000)	(37,000)
Net loss for the year		$(2,830,806)	$(4,118,039)	$(1,316,658)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	4	-	375	(10,000)
Realized loss on marketable securities transferred to net loss		18,375	-	-
Exchange difference arising on the translation of foreign subsidiary		60,977	29,078	6,062
Total comprehensive loss for the year		$(2,751,454)	$(4,088,586)	$(1,320,596)
Basic and diluted loss per common share		$(0.30)	$(0.84)	$(0.33)
Weighted average number of common shares outstanding – basic and diluted		9,297,924	4,886,120	3,981,489

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital			Reserves
	Note	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finders’ warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2012		3,226,712	$ 9,730,252	$ 997,316	$ 1,143,194	$ 459,805	$ 174,310	$ (8,750)	$ (18,900)	$ (4,735,897)	$ 7,741,330
Private placement	9(c)(i)	687,000	893,100	(1,003,500)	-	137,400	-	-	-	-	27,000
Purchase of exploration and evaluation assets	9(c)(ii)	400,000	220,000	-	-	-	-	-	-	-	220,000
Share issue costs		-	(91,564)	6,184	-	-	40,015	-	-	-	(45,365)
Net loss		-	-	-	-	-	-	(10,000)	6,062	(1,316,658)	(1,320,596)
Balance, September 30, 2013		4,313,712	10,751,788	-	1,143,194	597,205	214,325	(18,750)	(12,838)	(6,052,555)	6,622,369
Private placements	9(c)(iii),(iv),(v)	1,650,334	1,012,750	-	-	-	-	-	-	-	1,012,750
Share issue costs		-	(71,278)	-	-	-	8,747	-	-	-	(62,531)
Share-based payments		-	-	-	167,091	-	-	-	-	-	167,091
Net loss		-	-	-	-	-	-	375	29,078	(4,118,039)	(4,088,586)
Balance, September 30, 2014		5,964,046	11,693,260	-	1,310,285	597,205	223,072	(18,375)	16,240	(10,170,594)	3,651,093
Purchase of exploration and evaluation assets	9(c)(vi)	150,000	60,000	-	-	-	-	-	-	-	60,000
Shares issued for the acquisition of Estrella	9(c)(vii)	4,665,032	1,166,258	-	-	-	-	-	-	-	1,166,258
Private placement	9(c)(viii)	3,000,000	750,000	-	-	-	-	-	-	-	750,000
Share issue costs		-	(15,917)	-	-	-	955	-	-	-	(14,962)
Share-based payments		-	-	-	246,424	-	-	-	-	-	246,424
Net loss		-	-	-	-	-	-	18,375	60,977	(2,830,806)	(2,751,454)
Balance, September 30, 2015		13,779,078	$13,653,601	$ -	$ 1,556,709	$ 597,205	$ 224,027	$ -	$ 77,217	$(13,001,400)	$ 3,107,359

See accompanying notes to the consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2015	2014	2013

Cash flows from (used in) operating activities
Net loss for the year	$(2,830,806)	$(4,118,039)	$(1,316,658)
Items not affecting cash:
Depreciation	2,629	1,772	1,731
Loss on marketable securities	1,625	-	-
Realized loss on marketable securities transferred from other comprehensive income	18,375	-	-
Share-based payments	246,424	167,091	-
Write-down of exploration and evaluation assets	2,465,156	-	704,581
Impairment allowance on exploration and evaluation assets	-	3,439,175	-
Deferred income tax (recovery) expense	(532,000)	35,000	37,000

Changes in non-cash working capital items:
Receivables	(12,753)	1,362	12,787
Prepaid expenses	(687)	8,083	10,290
Accounts payable and accrued liabilities	(229,396)	(16,907)	(15,699)
Due to related parties	286,718	(9,150)	(33,786)
Net cash (used in) operating activities	(584,715)	(491,613)	(599,754)

Cash flows from (used in) investing activities
Purchase of equipment	-	-	(2,722)
Exploration and evaluation assets	(420,065)	(296,149)	(464,339)
Cash received from option agreements	-	-	49,500
Net cash (used in) investing activities	(420,065)	(296,149)	(417,561)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	750,000	1,012,750	27,000
Share issue costs	(22,962)	(46,531)	(45,365)
Net cash provided by financing activities	727,038	966,219	(18,365)

Effect of exchange rate changes on cash	66,163	29,078	6,062

Change in cash for the year	(211,579)	207,535	(1,029,618)

Cash, beginning of the year	228,579	21,044	1,050,662

Cash, end of the year	$17,000	$228,579	$21,044

Supplemental disclosure with respect to cash flows (Note 12)

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd., “Tarsis”) (the “Company” or “Alianza”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

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

As at September 30, 2015, the Company had working capital deficit of $87,298 (September 30, 2014: working capital of $94,538) and shareholders’ equity of $3,107,359 (September 30, 2014: $3,651,093).

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2015 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company include the accounts of Alianza Minerals Ltd. and the following entities:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C.	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (2)	100%	Dominican Republic	Holding Company
Minera Tarsis, S.A. de C.V.(1)	100%	Mexico	Exploration Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Gallant Minerals Peru Ltd. S.A. (2)	90%	Peru	Exploration Company
Yanac Peru Exploration LLC (3)	50%	Delaware, USA	Holding Company
Yanac Minera Peru S.A.C. (3)	50%	Peru	Exploration Company

(1)

Effective September 30, 2015, the Company applied to windup Minera Tarsis S.A. de C.V. and wrote off the subsidiary (Note 17).

(2)

The companies are in the process of being wound up.

(3)

The option partner’s shares are subject to forfeiture (Note 7 (Peru)).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Basis of Presentation – continued

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of the intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that the Company controls, but does not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated statements of financial position and consolidated statements of comprehensive loss.

Certain of our business activities are conducted through associates (see below).

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which the Company has rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which the Company has rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures.” Joint operations are accounted for by recognizing the Company’s share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in the consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which the Company exercises significant influence and which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets such as dividends.

The Company’s proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Investments in Associates and Joint Ventures – continued

If the Company’s share of the associate’s or joint venture’s losses equals or exceeds the investment in the associate or joint venture, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At each statement of financial position date, management considers whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, management determines if there is a need to record an impairment in relation to the associate or joint venture.

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

The Company has determined that the functional currency of its subsidiary in Mexico is the Mexican peso, the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiary in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign exchange reserve.

Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be due to significant or prolonged losses, are recorded as other comprehensive income or loss.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

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

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at a rates ranging from 30% to 55% per year.

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

As at September 30, 2015, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss. The Company’s cash has been classified as fair value through profit or loss.

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

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss.  No financial liabilities have been classified as fair value through profit or loss.

Other financial liabilities - This category includes amounts due to related parties and accounts payable and accrued liabilities, which are recognized at amortized cost.

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

Critical judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•

the determination that the Company will continue as a going concern for the next year;

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluation assets may not be recoverable; and

•

the determination that the functional currency of parent is the Canadian dollar, the functional currency of its subsidiary in Mexico is the Mexican peso, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiary in the USA is the US dollar.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

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

Warrants with the right to acquire common shares in the Company are typically issued through the Company’s equity financing activities.  Where finders’ warrants are issued on a stand-alone basis, their fair values are measured on their issuance date using the Black-Scholes option pricing model and are recorded as both an increase to reserves and as a share issue cost.

When warrants are exercised, the cash proceeds along with the amount previously recorded in equity reserves are recorded as share capital.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

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

Loss per share

The Company presents basic and diluted loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Income taxes

Income tax on the loss for the periods presented comprises current and deferred tax.  Income tax is recognized in the loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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

4.

MARKETABLE SECURITIES

The Company held shares of a publicly traded company which are held as available-for-sale and valued in accordance with the quoted market price of the common shares.

	September 30, 2015	September 30, 2014

Balance, beginning of the year	$1,625	$1,250
Loss on disposal	(1,625)	-
Unrealized gain	-	375
Balance, end of the year	$-	$1,625

During the year ended September 30, 2015, the Company determined that there is a prolonged decline in the fair value of the available-for-sale securities, and the full amount of the impairment, including any amount previously recognized in other comprehensive income, has been recognized in net loss for the year.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2013	$2,722	$5,500	$8,222
Assets acquired	-	-	-
As at September 30, 2014	2,722	5,500	8,222
Assets acquired through plan of arrangement	3,535	10,987	14,522
Foreign exchange movement	1,570	6,219	7,789
As at September 30, 2015	$7,827	$22,706	$30,533
Accumulated depreciation
As at September 30, 2013	$749	$3,209	$3,958
Depreciation for the year	1,085	687	1,772
As at September 30, 2014	1,834	3,896	5,730
Depreciation for the year	1,038	1,591	2,629
Foreign exchange movement	1,338	5,475	6,813
As at September 30, 2015	$4,210	$10,962	$15,172
Net book value
As at September 30, 2014	$888	$1,604	$2,492
As at September 30, 2015	$3,617	$11,744	$15,361

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

6.

ACQUISITION OF ALIANZA HOLDINGS LTD.

On April 29, 2015, the Company completed a Plan of Arrangement to acquire all of the issued and outstanding shares of Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”). Based on 46,650,304 Estrella shares outstanding, the Company issued 46,650,304 (ratio of 1) of its common shares to complete the transaction.  In connection with the Plan of Arrangement, the Company effected a consolidation of its issued share capital on a ten old shares for one new share basis and raised $750,000 by way of financing and issued 3 million units (Note 9(c)(viii)). On the post-consolidation basis, the shares issued to Estrella represent approximately 33.9% of the Company’s issued and outstanding common shares.

Estrella is an exploration company operating in Peru. Estrella owns a 100% interest in Canadian Shield Explorations (Int’l) Ltd., Canadian Shield Explorations Ltd. and Estrella Gold Peru S.A.C., a 36% interest in Pucarana S.A.C. and a 50% interest in Yanac Peru Exploration LLC and Yanac Minera Peru S.A.C.

As Estrella is in the early stage of exploration and does not yet have any processes or outputs, the acquisition was accounted for as a purchase of assets. The difference between the purchase consideration and the adjusted book values of Estrella’s assets and liabilities was assigned to “exploration and evaluation assets”. The purchase price of the acquisition and the assets acquired are described below:

Purchase price
46,650,304 common shares of Estrella by issue of 46,650,304 Alianza shares @ $0.025	$ 1,166,258
Transaction costs	173,608
Total purchase price	$ 1,339,866

Assets acquired
Net working capital deficiency	$ (194,867)
Equipment	14,522
Investment in associate	567,416
Exploration and evaluation assets	952,795
Net identifiable assets of Estrella	$ 1,339,866

7.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company has properties in Mexico (the “Mexico Properties”), in Nevada, USA (the “USA Properties”), in Peru (the “Peru Properties”) and in the Yukon Territory of Canada (the “Canada Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2015

	Mexico		USA		Peru		Canada

	Yago	Others	East Walker	Others	Yanac	Others		Total

Balance at September 30, 2014	$422,415	$2,307,486	$-	$181,993	$-	$-	$1,174,169	$4,086,063

Additions during the year
Acquisition costs:
Holding	44,825	5,475	-	6,036	-	35,198	-	91,534
Property acquisition	-	-	7,500	52,500	-	-	-	60,000
Acquired through plan of arrangement	-	-	-	-	476,397	476,398	-	952,795
	44,825	5,475	7,500	58,536	476,397	511,596	-	1,104,329

Exploration expenditures:
Camp, travel and meals	9,337	32	-	5,156	-	323	-	14,848
Community relations	-	(602)	-	-	-	-	-	(602)
Field supplies and maps	1,765	94	-	750	-	-	-	2,609
Geological consulting	300	-	2,785	15,778	3,771	6,611	-	29,245
Ground geophysics	-	(165)	-	-	-	-	-	(165)
Legal	-	-	377	2,639	-	-	-	3,016
Licence and permits	-	-	-	57,078	-	-	-	57,078
Office and administrative fees	-	-	-	-	2,446	553	-	2,999
Rent	1,442	1,192	-	7,389	-	748	-	10,771
Reporting, drafting, sampling and analysis	-	-	-	2,160	-	-	-	2,160
	12,844	551	3,162	90,950	6,217	8,235	-	121,959

Less:
Write-down of properties	-	(2,272,049)	(6,681)	(186,426)	-	-	-	(2,465,156)

Net additions / (subtractions)	57,669	(2,266,023)	3,981	(36,940)	482,614	519,831	-	(1,238,868)

Foreign currency translation	-	(23,063)	-	-	10,958	97,628	-	85,523

Balance at September 30, 2015	$480,084	$18,400	$3,981	$145,053	$493,572	$617,459	$1,174,169	$2,932,718

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2014

	Mexico		USA	Canada

	Yago	Others			Total

Balance as at September 30, 2013	$214,500	$2,270,228	$117,782	$4,600,972	$7,203,482

Additions during the year
Acquisition costs:
Holding	19,087	4,266	-	1,224	24,577
	19,087	4,266	-	1,224	24,577

Exploration expenditures:
Camp, travel and meals	34,797	-	-	949	35,746
Drilling	88,820	-	-	-	88,820
Field supplies and overhead	5,219	105	-	513	5,837
Geological consulting	36,848	3,112	20,000	2,000	61,960
License and permits	-	-	44,211	-	44,211
Reporting, drafting, sampling and analysis	23,144	919	-	7,686	31,749
	188,828	4,136	64,211	11,148	268,323

Less:
Impairment allowance	-	-	-	(3,439,175)	(3,439,175)
Net additions / (subtractions)	207,915	8,402	64,211	(3,426,803)	(3,146,275)

Foreign currency translation	-	28,856	-	-	28,856

Balance at September 30, 2014	$422,415	$2,307,486	$181,993	$1,174,169	$4,086,063

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico

On July 23, 2007, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the Erika property, along with 4 other existing properties in the Yukon. The Erika property is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended September 30, 2015, the Company dropped the Erika property and wrote off all capitalized amounts of $2,242,889 associated with it (Note 17).

On June 10, 2013, the Company purchased from Almaden five properties in Mexico and two properties in Nevada USA by issuing 400,000 common shares (post 10:1 share consolidation) at a price of $0.55 per share to Almaden on July 25, 2013. Pursuant to the agreement, the Company is responsible for paying claim taxes relating to the Mexico properties until such time as title to the properties has been transferred to the Company. Claim taxes totaling approximately $203,000 ($63,000 for 2014 and $140,000 for 2015) have not been paid. As a result, the agreement is not in good standing but remains in effect. Title to the properties cannot be transferred to the Company until these, and future, claims taxes have been settled (Note 17).

Almaden retains a 2% Net Smelter Return (“NSR”) royalty on future production on all these properties.

•

Yago

•

Gallo de Oro (this is part of the Yago property)

•

San Pedro

•

Mezquites

•

Llano Grande

In addition, areas of influence have been outlined in Mexico, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 20,000 shares (post 10:1 share consolidation) to Almaden for each new property acquired within the area of influence.  The Company will issue a further 80,000 shares (post 10:1 share consolidation) to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

The value of the 400,000 common shares (post 10:1 share consolidation) issued to Almaden on acquisition of these seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

In August 2015, the Company reduced the size of the Mezquites property and dropped the Llano Grande property and wrote off $29,160.

a)

Yago

The Yago property is located 50 km north of Tepic, the state capital of Nayarit.  As of September 30, 2015, the Company had spent $480,084 on advancing this property to joint-venture ready status.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

USA

On June 10, 2013, the Company purchased from Almaden two properties in Nevada, USA and five properties in Mexico by issuing 400,000 common shares (post 10:1 share consolidation) at a price of $0.55 per share to Almaden on July 25, 2013. Almaden also retains a 2% NSR royalty on future production on all these properties.

•

BP

•

Black Jack Springs (“BJS”)

In addition, areas of influence have been outlined in Nevada, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 20,000 shares (post 10:1 share consolidation) to Almaden for each new property acquired within the area of influence.  The Company will issue a further 80,000 shares (post 10:1 share consolidation) to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

In August 2015, the Company reduced the size of the BP property and dropped the BJS property and wrote off $116,207.

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares (post 10:1 share consolidation) to Sandstorm (Note 9(c)(vi)) and granting a net smelter returns royalty ranging from 0.5% to 1.0%.  The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

•

Ashby

•

Bellview

•

Columbia

•

East Walker

•

Fri Gold

•

Horsethief

•

Hot Pot

•

Kobeh

In August 2015, the Company reduced the size of each of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties as well as dropping the Hot Pot property and wrote off $76,900.

a)

East Walker

The East Walker property is located in Lyon County, west of Hawthorne.  A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of September 30, 2015, the Company had spent $3,981 on advancing this property.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Peru

On April 29, 2015, the Company acquired the Yanac, Isy and La Estrella properties in Peru through the Plan of Arrangement with Estrella (Note 6).

•

Yanac – located in Chincha region of the Department of Ica, south-central Peru.

•

Isy – located in the Department of Ayucucho, Peru.

•

La Estrella – located 130 kilometers south of Huancayo in the Department of Huancavelica, Peru.

a)

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (NYSE: CLF) (“Cliffs”) and Estrella entered into a Limited Liability Company Membership Agreement in respect of the Yanac property. Subsequent to year end, Cliffs’ interest in Yanac was acquired by a private company (“Priv. Corp”) which has hereby taken over all previous obligations of Cliffs.

Priv. Corp and Estrella each now hold a 50% interest in the property. Previously, Cliffs was required to spend a firm commitment of US$500,000 in year one on exploration or pay the same amount to Estrella, with an additional US$250,000 (not firm) to a total of US$750,000 to maintain Cliffs’ interest beyond year one. Cliffs met the US$750,000 commitment by December 31, 2013.

Priv. Corp can acquire an additional 20% interest in the Yanac property, to a total 70% interest, by spending a minimum of US$4,000,000 (including the above mentioned US$750,000) and completing 3,000 meters of drilling by February 27, 2017.  If Priv. Corp fails to acquire the additional 20%, 100% of the property reverts to Estrella, subject in certain circumstances to a potential NSR royalty in favor of Priv. Corp.  Upon earning 70%, Priv. Corp can acquire an additional 10% interest in the Yanac property, to a total 80% by completing an NI 43-101 Compliant Pre-Feasibility Study or by defining a compliant Inferred Mineral Resource containing a minimum of 1,000,000 ounces of gold or gold equivalent, within four years of earning its 70% interest.  If Priv. Corp elects not to earn an additional 10% interest, Priv. Corp will pay Estrella US$2,000,000 within 60 days and the parties will fund their proportional interest, subject to conventional dilution.  If either party’s interest in the Yanac property is reduced to 10% or less, that interest will be converted to a 2% NSR royalty.

As of September 30, 2015, Cliffs had spent a total of US$1,818,290 on the Yanac property.

Canada

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and one property in Mexico (Erika) and Almaden has a 2% NSR royalty on future production from these mineral claims:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

On June 10, 2008 the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon. The Company issued 10,000 fully paid common shares (post 10:1 share consolidation) to Almaden and made a cash payment of $30,000 for a 100% interest in the property. Almaden will retain a 2% net smelter royalty (NSR) over any minerals produced from the property, however, half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almaden 50,000 fully paid common shares (post 10:1 share consolidation) upon receipt of a positive bankable feasibility study for the property.

On September 9, 2009 the Company acquired a 100% interest in the Highway property from Strategic Metals Ltd. (“Strategic”). The Company has granted Strategic a 2% NSR royalty on any future production from the mineral claims acquired from them.  The Company has incorporated the Highway property as an expansion to the MOR property.  In March 2014, the Highway property expired.

8.

INVESTMENT IN ASSOCIATE

On April 29, 2015, the Company owned a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru, through the Plan of Arrangement with Estrella (Note 6).

On May 22, 2015, Pucarana signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana assigned to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura granted a 3% NSR royalty to Pucarana that is then distributed as to 60% to Alamos Gold Inc. (1.8% NSR), 36% to Estrella (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

Prior to the Company’s investment in Pucarana, Estrella Gold Corporation had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at September 30, 2015, summarized financial information for the associate is as follows:

•

Current assets - $52,400

•

Non-current assets - $52,800

•

Non-current liabilities - $62,300

To date, no revenues have been generated and any expenses incurred, which are currently limited to exploration and evaluation expenses and related administration expenses, are reimbursed by Buenaventura. Accordingly, there is no profit or loss from continuing operations.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

9.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2015, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Share consolidation

On April 29, 2015, the Company consolidated its share capital on the basis of one new share for every 10 old shares. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

c)

Issued:

During the year ended September 30, 2013, the Company:

i)

Completed a non-brokered private placement on October 3, 2012 by issuing 687,000 units (“Unit”) at a price of $1.50 per Unit for gross proceeds of $1,030,500. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $2.50. In connection with the financing, the Company paid $35,363 as a cash finder’s fee and issued 47,150 finder’s warrants, each of which is exercisable into a Unit at a price of $1.50 for a period of 36 months. The value of the finder’s warrants was determined to be $40,015 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 40,000 Units for gross proceeds of $60,000. Under the residual value approach, $137,400 was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $16,186 in connection with this financing.

ii)

Issued 400,000 common shares to Almaden at a price of $0.55 per share for a total consideration of $220,000 to pay for seven exploration and evaluation asset properties (Note 7).

During the year ended September 30, 2014, the Company:

iii)

Completed a non-brokered private placement on December 16, 2013 by issuing 483,667 units (“Unit”) at a price of $0.75 per Unit for gross proceeds of $362,750. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $1.50.  Insiders participated in the offering for a total of 210,000 Units for gross proceeds of $157,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $15,689 in connection with this financing.

iv)

Completed a non-brokered private placement on March 17, 2014 by issuing 266,667 units (“Unit”) at a price of $0.75 per Unit for gross proceeds of $200,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $1.50.  Insiders participated in the offering for a total of 94,333 Units for gross proceeds of $70,750.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $11,521 in connection with this financing.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

9.

SHARE CAPITAL – continued

c)

Issued: – continued

v)

Completed a non-brokered private placement on September 11, 2014 by issuing 900,000 units (“Unit”) at a price of $0.50 per Unit for gross proceeds of $450,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $1.00.  In connection with the financing, the Company paid $9,600 as a cash finder’s fee and issued 26,880 finder’s warrants, each of which is exercisable into one common share at a price of $0.50 for a period of 12 months. The value of the finder’s warrants was determined to be $8,747 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 207,000 Units for gross proceeds of $103,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $25,721 in connection with this financing.

During the year ended September 30, 2015, the Company:

vi)

Issued 150,000 common shares to Sandstorm at a price of $0.40 per share for a total consideration of $60,000 to pay for eight exploration and evaluation asset properties in Nevada, USA (Note 7 USA).

vii)

Completed the acquisition of all of the outstanding common shares of Estrella on April 29, 2015. As part of the consideration, the Company issued 4,665,032 common shares (post 10:1 share consolidation) with a fair value of $1,166,258 (Note 6).

viii)

Completed a non-brokered private placement on April 29, 2015 by issuing 3,000,000 units (“Unit”) at a price of $0.25 per Unit for gross proceeds of $750,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.40.  In connection with the financing, the Company paid $1,500 as a cash finder’s fee and issued 6,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.25 for a period of 12 months. The value of the finder’s warrants was determined to be $955 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 172,000 Units for gross proceeds of $43,000. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $12,662 in connection with this financing.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

10.

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

Stock option transactions and the number of stock options for the year ended September 30, 2015 are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	September 30, 2015
October 5, 2014	$3.00	10,000	-	-	(10,000)	-
June 23, 2015	$2.00	10,000	-	-	(10,000)	-
October 1, 2015	$5.90	86,500	-	-	(86,500)	-
May 4, 2016	$6.10	42,500	-	-	(42,500)	-
May 7, 2017	$2.60	63,500	-	-	(63,500)	-
February 25, 2019	$1.00	212,500	-	-	(212,500)	-
October 1, 2015*	$0.25	-	6,000	-	-	6,000
May 7, 2017	$0.25	-	4,500	-	-	4,500
February 25, 2019	$0.25	-	22,500	-	-	22,500
April 29, 2020	$0.25	-	1,265,500	-	-	1,265,500
Options outstanding		425,000	1,298,500	-	(425,000)	1,298,500
Options exercisable		425,000	1,298,500	-	(425,000)	1,298,500
Weighted average exercise price		$2.80	$0.25	$Nil	$2.80	$0.25

*Subsequently, 6,000 stock options expired.

As at September 30, 2015, the weighted average contractual remaining life of options is 4.53 years (September 30, 2014 – 2.97 years; September 30, 2013 – 2.28 years).  The weighted average fair value of stock options granted during the year ended September 30, 2015 was $0.22 (2014 - $0.80; 2013 - $Nil).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2014 are summarized as follows:

Expiry date	Exercise price	September 30, 2013	Granted	Exercised	Expired/ cancelled	September 30, 2014
December 11, 2013	$1.00	27,500	-	-	(27,500)	-
October 5, 2014	$3.00	10,000	-	-	-	10,000
June 23, 2015	$2.00	10,000	-	-	-	10,000
October 1, 2015	$5.90	86,500	-	-	-	86,500
May 4, 2016	$6.10	42,500	-	-	-	42,500
May 7, 2017	$2.60	64,500	-	-	(1,000)	63,500
February 25, 2019	$1.00	-	213,000	-	(500)	212,500
Options outstanding		241,000	213,000	-	(29,000)	425,000
Options exercisable		241,000	213,000	-	(29,000)	425,000
Weighted average exercise price		$4.20	$1.00	$Nil	$1.10	$2.80

Stock option transactions and the number of stock options for the year ended September 30, 2013 are summarized as follows:

Expiry date	Exercise price	September 30, 2012	Granted	Exercised	Expired/ cancelled	September 30, 2013
January 25, 2013	$7.00	16,500	-	-	(16,500)	-
December 11, 2013	$1.00	27,500	-	-	-	27,500
October 5, 2014	$3.00	10,000	-	-	-	10,000
June 23, 2015	$2.00	10,000	-	-	-	10,000
October 1, 2015	$5.90	86,500	-	-	-	86,500
May 4, 2016	$6.10	42,500	-	-	-	42,500
May 7, 2017*	$2.60	64,500	-	-	-	64,500
Options outstanding		257,500	-	-	(16,500)	241,000
Options exercisable		257,500	-	-	(16,500)	241,000
Weighted average exercise price		$4.40	$Nil	$Nil	$7.00	$4.20

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Risk-free interest rate	1.18%	1.67%	n/a
Expected life	5 years	5 years	n/a
Expected volatility	143.00%	136.51%	n/a
Expected dividend yield	nil	nil	n/a

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants

On April 29, 2015, the Company’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 9(b)).

The continuity of warrants for the year ended September 30, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued per Plan of Arrangement	Issued	Exercised	Expired	September 30, 2015
December 16, 2016	$1.50	483,666	-	-	-	-	483,666
March 17, 2017	$1.50	266,667	-	-	-	-	266,667
May 15, 2017	$1.00	-	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	-	900,000
October 3, 2017*	$0.40	687,000	-	-	-	-	687,000
October 9, 2017**	$0.40	-	755,500	-	-	-	755,500
December 24, 2017	$1.00	-	300,000	-	-	-	300,000
April 29, 2018	$0.40	-	-	3,000,000	-	-	3,000,000
Outstanding		2,337,333	2,255,500	3,000,000	-	-	7,592,833
Weighted average exercise price		$0.98	$0.80	$0.40	$Nil	$Nil	$0.70

*The Company extended the expiry date of 687,000 share purchase warrants with original price of $2.50 to October 3, 2017 at the price of $0.40.

**The Company extended the expiry date of 755,500 share purchase warrants with original price of $2.50 to October 9, 2017 at the price of $0.40.

As at September 30, 2015, the weighted average contractual remaining life of warrants is 2.11 years (September 30, 2014 – 2.17 years; September 30, 2013 – 2.01 years).

The continuity of warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$2.50	687,000	-	-	-	687,000
December 16, 2016	$1.50	-	483,666	-	-	483,666
March 17, 2017	$1.50	-	266,667	-	-	266,667
September 11, 2017	$1.00	-	900,000	-	-	900,000
Outstanding		687,000	1,650,333	-	-	2,337,333
Weighted average exercise price		$2.50	$1.20	$Nil	$Nil	$1.60

The continuity of warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
April 1, 2013	$5.00	410,000	-	-	(410,000)	-
August 10, 2013	$4.00	240,000	-	-	(240,000)	-
October 3, 2015	$2.50	-	687,000	-	-	687,000
Outstanding		650,000	687,000	-	(650,000)	687,000
Weighted average exercise price		$4.60	$2.50	$Nil	$4.60	$2.50

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants

On April 29, 2015, the Company’s finder’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 9(b)).

The continuity of finder’s warrants for the year ended September 30, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued per Plan of Arrangement	Issued	Exercised	Expired	September 30, 2015
September 11, 2015	$0.50	26,880	-	-	-	(26,880)	-
October 3, 2015 (a)	$1.50	47,150	-	-	-	-	47,150
October 9, 2015 (b)	$1.50	-	56,500	-	-	-	56,500
April 29, 2016	$0.25	-	-	6,000	-	-	6,000
Outstanding		74,030	56,500	6,000	-	(26,880)	109,650
Weighted average exercise price		$1.10	$1.50	$0.25	$Nil	$0.50	$1.43

(a) Each finder’s warrant consists of one common share and one warrant with each warrant being exercisable into one common share at $2.50 and subsequently expired on October 3, 2015.

(b) Each finder’s warrant consists of one common share and one warrant with each warrant being exercisable into one common share at $2.50 and subsequently expired on October 9, 2015.

As at September 30, 2015, the weighted average contractual remaining life of finder’s warrants is 0.05 years (September 30, 2014 – 0.99 years; September 30, 2013 – 2.01 years).

The continuity of finder’s warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$1.50	47,150	-	-	-	47,150
September 11, 2015	$0.50	-	26,880	-	-	26,880
Outstanding		47,150	26,880	-	-	74,030
Weighted average exercise price		$1.50	$0.50	$Nil	$Nil	$1.10

The continuity of finder’s warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
August 10, 2013	$2.50	10,500	-	-	(10,500)	-
October 3, 2015	$1.50	-	47,150	-	-	47,150
Outstanding		10,500	47,150	-	(10,500)	47,150
Weighted average exercise price		$2.50	$1.50	$Nil	$2.50	$1.50

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Risk-free interest rate	0.90%	1.14%	1.14%
Expected life	1 year	1 year	3 years
Expected volatility	181.06%	132.93%	112.71%
Expected dividend yield	nil	nil	nil

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2015

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director (d)	$ 50,000	$ Nil	$ Nil	$ Nil	$ 28,590	$ 78,590
Winnie Wong Chief Financial Officer (d)	$ Nil	$ Nil	$ Nil	$ Nil	$ 28,590	$ 28,590
Marc G. Blythe Director (c)	$ 127,500	$ Nil	$ Nil	$ Nil	$ 28,590	$ 156,090
Mark T. Brown, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 28,590	$ 28,590
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060

For the year ended September 30, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 175,000	$ Nil	$ Nil	$ Nil	$ 35,301	$ 210,301
Mark T. Brown Chief Financial Officer, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 35,301	$ 35,301
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Jason Weber Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689

For the year ended September 30, 2013

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 171,150	$ Nil	$ Nil	$ Nil	$ -	$ 171,150

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS – continued

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2015	September 30, 2014	As at September 30, 2015	As at September 30, 2014
Amounts due to:
Jason Weber (c)	Consulting fee and Share-based payment	$ 78,590	$ -	$ 10,500	$ -
Marc. G. Blythe (c)	Wages, consulting fee and share-based payment	$ 156,090	$ 210,301	$ -	$ 3,594
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 229,200	$ 155,857	$ 314,676	$ 21,840
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ -	$ 49,200	$ -	$ 13,024
TOTAL:				$ 325,176	$ 38,458

(a) Mark T. Brown, a director of the Company, is the president of Pacific Opportunity Capital Ltd., a private company. Mr. Brown resigned from being the Chief Financial Officer effective April 29, 2015 but remains as a director of the Company. The Company has received notification from the related party that they will not collect the amount within the next 12 months.

(b) Mark T. Brown, a director of the Company, is a director of Almaden Minerals Ltd., a public company.

(c) Marc Blythe resigned from being the Chief Executive Officer effective April 29, 2015. Mr. Blythe remains as a director of the Company.

(d) Jason Weber was appointed as the Chief Executive Officer and Winnie Wong was appointed as the Chief Financial Officer effective April 29, 2015.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2015 were as follows:

•

The Company recorded $60,000 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets (Note 7 USA);

•

The Company recorded $1,166,258 in share capital, $14,522 in equipment, $567,416 in investment in associate, working capital deficiency of $194,867, and $952,795 in exploration and evaluation assets related to the completion of the Plan of Arrangement with Estrella (Note 6); and

•

As at September 30, 2015, a total of $123,134 in exploration and evaluation assets and a total of 8,000 in share issue costs were included in accounts payable and accrued liabilities.

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

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS – continued

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

13.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2015	September 30, 2014
Non-current assets
Mexico	$498,484	$2,729,901
USA	149,034	181,993
Peru	1,686,124	-
Canada	1,175,691	1,176,661
	$3,509,333	$4,088,555

14.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2015	2014

Loss before income taxes	$(3,362,806)	$(4,083,039)

Expected income tax recovery	$(871,000)	$(1,062,000)
Change in statutory, foreign tax, and other	-	(42,000)
Permanent differences	65,000	(43,000)
Share issue costs	(10,000)	(16,000)
Change in unrecognized deductible temporary differences	816,000	1,198,000
Recovery of prior years’ deferred income tax liabilities	(532,000)	-
Total deferred income tax (recovery) expense	$(532,000)	$35,000

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2015	2014
Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$-	$(628,000)
Non-capital losses, net of recognized amounts	-	96,000
Net deferred tax liability	$-	$(532,000)

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

14. INCOME TAXES – continued

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2015	Expiry Date Range	2014	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	3,319,000	No expiry date	3,681,000	No expiry date
Property and equipment	114,000	No expiry date	6,000	No expiry date
Share issue costs	80,000	2036 to 2039	103,000	2035 to 2038
Marketable securities	-	No expiry date	16,000	No expiry date
Allowable capital losses	577,000	No expiry date	3,000	No expiry date
Non-capital losses available for future periods	13,361,000	2016 to 2035	4,225,000	2015 to 2034

Tax attributes are subject to review, and potential adjustment, by tax authorities.

15.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico, Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Mexican peso, Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $3,200.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2015, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

i)

Interest rate risk

As at September 30, 2015, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars, Mexican peso and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

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

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS – continued

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash	$17,000	$-	$-	$17,000

As at September 30, 2014	Level 1	Level 2	Level 3	Total
Assets:
Cash	$228,579	$-	$-	$228,579
Marketable securities	$1,625	$-	$-	$1,625
	$230,204	$-	$-	$230,204

16.

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2014.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

17.

CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 have been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) relates to properties being acquired. Management is currently in the process of exploring various strategies to eliminate, reduce or transfer the claim taxes that have been levied. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision (Note 3 (Basis of Presentation) and Note 7 (Mexico)).

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

Registrant

Dated: February 16, 2016	Signed: /s/ “Jason Weber”
Jason Weber President and CEO

