Form 20-F
period 2016-09-30
Alianza Minerals Ltd.
filed 2017-01-31
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2016

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.    28,279,078 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 116

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2016 and 2015 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended 2014 were derived from the consolidated financial statements of the Company which have been audited by Davidson & Company LLP, Chartered Professional Accountants. The financial data for the fiscal years ended September 30, 2013 and 2012 have also been derived from the consolidated financial statements of the Company as audited by Davidson & Company LLP, although the consolidated financial statements and auditors’ report are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)*

	Year Ended 9/30/16	Year Ended 9/30/15	Year Ended 9/30/14	Year Ended 9/30/13	Year Ended 9/30/12

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$3	$21	$2	$4	$2
Net Loss	($1,453)	($2,831)	($4,118)	($1,317)	($1,320)
Total Comprehensive Loss	($1,544)	($2,751)	($4,089)	($1,321)	($1,347)
Basic and Diluted Loss Per Share	($0.07)	($0.30)	($0.84)	($0.33)	($0.44)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	20,381	9,298	4,886	3,982	3,052
Working Capital (deficit)	$332	($87)	$95	($88)	$930
Mineral Properties	$2,494	$2,933	$4,086	$7,203	$7,268
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$3,266	$3,107	$3,651	$6,622	$7,741
Total Assets	$3,512	$3,548	$4,327	$7,248	$8,375
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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/16	$ 1.13	$ 1.17	$ 1.10	$ 1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	1.06
Year Ended 12/31/12	1.00	1.04	0.97	1.00

Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12
Three Months Ended 3/31/16	1.15	1.17	1.13	1.17

Three Months Ended 12/31/15	$ 1.34	$ 1.40	$ 1.29	$ 1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.25
Three Months Ended 3/31/15	1.26	1.28	1.17	1.27

Three Months Ended 12/31/14	$ 1.09	$ 1.10	$ 1.07	$ 1.07
Three Months Ended 9/30/14	1.11	1.12	1.06	1.09
Three Months Ended 6/30/14	1.14	1.16	1.12	1.16
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11

December 2016		$ 1.17	$ 1.14	$ 1.17
November 2016		1.15	1.13	1.14
October 2016		1.14	1.12	1.12
September 2016		1.13	1.11	1.12
August 2016		1.13	1.11	1.11
July 2016		1.14	1.11	1.13

The exchange rate was $1.17 on December 31, 2016.

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

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The prices of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2016. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2016, the end of the most recent fiscal quarter, there were 28,279,078 common shares and no preferred shares issued and outstanding.

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

The Company has the following subsidiaries:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C.	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (3)	100%	Dominican Republic	Holding Company
Minera Tarsis, S.A. de C.V.(1)	100%	Mexico	Exploration Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Gallant Minerals Peru Ltd. S.A. (2)	90%	Peru	Exploration Company
Yanac Peru Exploration LLC	100%	Delaware, USA	Holding Company
Yanac Minera Peru S.A.C.	100%	Peru	Exploration Company

(1)

Effective September 30, 2015, the Company applied to windup Minera Tarsis S.A. de C.V. and wrote off the subsidiary

(2)

Subsequent to September 30, 2015, Gallant Minerals Peru Ltd. S.A. was wound up.

(3)   Estrella Gold DR, S.R.L is in the process of being wound up.

Currently, the Company conducts mineral exploration in Peru, the United States, and Canada.

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

In December 2015, the Company’s joint-venture partner on the Yanac Copper property, Cliffs Natural Resources Ltd., sold its 50% interest in the JV to 50 King Capital Exploration Inc., a private Company. 50 King Capital terminated the JV agreement in July 2016 and transferred ownership in the property back to the Company but retained a 0.5% Net Smelter Royalty (“NSR”).

In February 2016, the Company sold its three remaining properties in Mexico.  The Company sold the Yago, Mezquites and San Pedro properties to Almadex Minerals Limited for a 1% NSR capped at $1,000,000.

In September 2016, the Company announced it had completed fieldwork at the Isy silver-gold property in Peru. In November 2016, the Company commenced fieldwork on its Bellview, BP and Horsethief properties in Nevada. The Nevada program will further define drill targets and obtain the necessary drill permits for future drilling.

Business Overview

The Company currently has interests in mineral exploration projects located Peru, Nevada, USA, and the Yukon Territory, Canada. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

The following information is an overview of the government requirements which apply to mineral exploration in the jurisdictions of each of the Company’s property locations.

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

In the United States, federal mining laws govern mining claims on federal land, including land administered by the Bureau of Land Management (“BLM”). A payment of US$140 per claim is payable to the BLM by September 1 of each year per twenty acre mining claim.  This is filed in advance for the upcoming assessment year.  Prior to any exploration activity, an Exploration Plan is submitted to the BLM that outlines the work program and describes any proposed land disturbance. Reclamation plans are also submitted and an appropriate bond to ensure such reclamation is done may have to be provided before the permit is issued.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in Peru, the Yukon Territory, Canada, and Nevada, USA. All of the Company's properties are currently at the exploration stage.

Peruvian Properties

Yanac Property

The Yanac Property is an approximate 5,200 hectares copper-molybdenum exploration project located in the Ica Department of Southern Peru. The Company currently has a 100% interest in the property, subject to a 0.5% NSR.

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

In February 2013, Cliffs and Estrella entered into a Limited Liability Company Membership Agreement which included the Yanac property. Cliffs spent a total of $1,818,290 on exploration on the Yanac Property and had a 50% interest. In December 2015, Cliffs sold its 50% interest in the property to a private company, 50 King Capital Exploration Inc. (“50 King”) who assumed Cliffs’ obligations under the Membership Agreement. In July 2016, 50 King terminated the agreement are returned the property to the Company. 50 King has no further ownership interest in the property but retained a 0.5% NSR.

The property consists of five claims (4 registered, 1 pending) held by the Limited Liability Company, Yanac Mining. The details of each claim are in the following table:

Claim Name	Claim Number	Claim Size (in Hectares)	Staking Date	Recording Date
YANAC I	01-02949-11	800	04/26/11	02/29/12
YANAC II	01-02944-11	472	04/26/11	02/29/12
YANAC III	01-03314-12	700	09/04/12	Pending
YANAC IV	01-05096-11	300	11/02/11	03/07/14
PUEBLO NUEVO IV	01-03338-11	936	05/09/11	07/09/12

The annual tax due on the property claims is $9,626.

Property Geology

The property is a copper/molybdenum porphyry occurrence within the Andean southern porphyry mineralization trend. The hydrothermal system is associated with Upper Cretaceous fine diorite to quartz diorite stocks of the Coastal Batholith.

The surface expression is an area of alteration approximately 1.1 kilometers by 1.25 kilometers. Rock geochemistry is anomalous in copper and molybdenite over an area approximately 900 m x 900 m. Within this lies a 400 m x 400 m expression of porphyry-style mineralization with chlorite-epidote assemblages that also includes quartz stockwork (up to 10%) with magnetite and secondary biotite. Mineralization consists of chalcopyrite-pyrite and molybdenite reflected in a 250 x 400 m area of >0.3% copper in rock samples. Adjacent to this is a second area of >0.3% copper in rocks reflecting a copper-bearing coarse white silica breccia to the porphyry mineralization.

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

The Company is currently seeking a partner to fund an initial drill test on the property. A multiphase, 20 hole drill program has been planned and budgeted, and could be initiated in 2017.

ISY Property

The ISY Property is an approximate 2,900 hectare gold-silver exploration project located in the Ayacucho Department of Southern Peru. The Company currently has a 100% interest in the property.

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

The annual tax due on the property claims is $8,900.

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

Current and Anticipated Exploration

In 2016, the Company conducted field work to provide geological context to the silver and gold mineralization associated with epithermal-style veins and alteration identified during the 2010/2011 reconnaissance work.

The 2016 program focused on geological and structural mapping of the property at 1:10,000 scale with detailed 1:2,000 scale mapping in the Jello Orcco area. Additional geochemical soil and rock sampling was completed in conjunction with the mapping program. A total of 114 samples were submitted for analyses, including 21 soil samples, 88 rock samples and 5 control standards.

The Patacancha target is a 250 meter by 400 meter area of locally vuggy massive silica, brecciated silica and stockwork silica veinlets. Samples anomalous in silver and gold are elevated in mercury, arsenic and antimony. Detailed structural mapping indicates that the Patacancha target may be related to the Jello Orcco target, approximately two kilometres to the south. Further work will be necessary to determine the relationship between the two target areas.

At the Jello Orcco target, exploration work resulted in the identification of multiple sets of banded, brecciated and massive silica veins generally 0.4 to 1.5 metres in width (maximum 9 metres) over a 2.7 km open-ended trend. Veining is hosted within ash, lapilli and andesite flow volcanic rocks and veins contain silica> kaolinite>barite>alunite> goethite>pyrite. The longest vein mapped is approximately 500 metres in length. Vein samples are elevated in arsenic, mercury and antimony with silver and gold showing the strongest relationship to mercury. This geochemical signature and clay alteration assemblage, verified by X-Ray Diffraction analysis, indicates that veining at surface is high level and likely represents the upper portions of a large epithermal system. Future programs at the Jello Orcco target will focus on identifying gold and silver mineralization at depth.

The Company also built relationships with local communities which will support future exploration activities. The Company is actively seeking a partner to conduct further geochemical sampling (rock and soil), detailed mapping and possibly geophysical surveys to advance the project towards drilling.

La Estrella Property

The La Estrella Property is an approximate 2,200 hectare gold-silver exploration project located in the Huancavelica Department of Southern Peru. The Company currently has a 100% interest in the property.

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

The annual tax due on the property claims is $6,600, and the annual penalties are estimated at $10,749, depending on any credits based on the levels of annual exploration expenditures.

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

Nevada (United States) Properties

The Company currently has an interest in five Nevada exploration properties which were acquired in two separate transactions.

Owyhee
Orovada
NEVADA
BLACK ROCK DESERT
Winnemucca
Gerlach
Battle Mountain
Carlin
Elko
Wells
GREAT BASIN
BP
Bellview
Lovelock
Pyramid Lake
9769
RENO
Fallon
Austin
Eureka
Ely
McGill
CARSON CITY
Gardnerville
Yerington
Gabbs
NEVADA
11937 ft
East Walker
Hawthorne
Ashby
11301 ft
Warm Springs
Tonopah
Goldfield
Horsethief
Panaca
Caliente
Hiko
Beatty
9900 ft
LAS VEGAS
8502 ft
ALIANZA Minerals Ltd
TSX.V: ANZ
Nevada Portfolio
Gold Producers
Large
Medum
Past Producers
Alianza Properties
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
BIG ROCK EXP.
Prepared by:
Big Rock Exploration, LLC
08/08/2016

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

Under an agreement dated January 27, 2015, the Company acquired eight gold properties in Nevada from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 common shares (adjusted for the 1 for 10 common share consolidation) and granting Sandstorm an NSR ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on the eight properties. During fiscal 2015, the Company conducted first phase exploration, including rock sampling and prospecting, on the eight properties. In August 2015, the Company reduced the size of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties, and dropped the Hot Pot property. Capitalized property expenditures of $76,900 were written off. During 2016, the Company dropped the Columbia, Fri Gold and Kobeh properties and wrote off capitalized expenditures of $28,531.

The Company is currently looking to advance all of the five Nevada properties to joint-venture ready status or option them to other companies.

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

BP Property

In May 2013, the Company commenced exploration on the BP property. The BP property consists of 94 claims of approximately 2,106 acres. It is road accessible via Nevada State highways 278 or 228, approximately 60 kilometers south of Carlin, Nevada. A network of trails on the property provides access to all areas of interest. There is no infrastructure on the property, and powerlines follow Highway 278, approximately 10 kilometers from the property.

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

In November 2016, the Company began a new exploration program on the property conducted by contractor Big Rock Exploration LLC. This program will focus on delineating controlling structures related to jasperoid formation, identifying new jasperoid occurrences and geochemical sampling where gaps in sampling exist. This work will help define areas for detailed follow up in 2017 and definition of drill targets. The Company is also actively pursuing a JV partner for the BP project.

Bellview

The Bellview property is located in White Pine County, southeast of Carlin, Nevada. The property currently consists of 44 claims totaling approximately 986 acres, as the Company dropped 44 claims of 985 acres in fiscal 2015 and 10 claims of 224 acres in fiscal 2016. The Company has a 100% interest in the property. All the 44 claims have a 2% NSR to Fronteer Development Group Inc. (“Fronteer”) and a 1% NSR to Sandstorm.

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

A new exploration program conducted by contractor Big Rock Exploration commenced in November 2016. The 2016 program will refine targets for drilling, enabling the Company to commence the process to obtain the necessary permits to drill the previously identified targets.

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

A new exploration program conducted by contractor Big Rock Exploration commenced in November 2016. This program will continue to investigate the potential controls for mineralization identified in the Company’s 2015 exploration program in order to define targets for further drilling. Prior Induced Polarization (IP) geophysical data and soil geochemistry, in conjunction with structural information, will be important in targeting areas where these controlling structures may intersect permissive stratigraphy.

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

Yukon (Canadian) Properties

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

Current and Anticipated Exploration

After the return of the property by Independence, the Company conducted a short program of confirmation work to confirm the work carried out by Silver Quest. A selection of diamond drill core and rock samples were collected for petrography and further detailed analysis to identify future exploration concepts. The Company believes the property continues to have value for an exploration partner and is available for option.

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

Details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
Y 69448	Duo	1	7/23/1973	7/4/1973	3/31/2021
Y 69449	Duo	2	7/23/1973	7/4/1973	3/31/2021
Y 69450	Duo	3	7/23/1973	7/4/1973	3/31/2021
Y 69451	Duo	4	7/23/1973	7/4/1973	3/31/2021
Y 69452	Duo	5	7/23/1973	7/4/1973	3/31/2021
Y 69453	Duo	6	7/23/1973	7/4/1973	3/31/2021
YC57136	Duo	7	8/24/2007	8/23/2007	3/31/2018
YC57137	Duo	8	8/24/2007	8/23/2007	3/31/2018
YC57138	Duo	9	8/24/2007	8/23/2007	3/31/2018
YC57139	Duo	10	8/24/2007	8/23/2007	3/31/2018
YC57140	Duo	11	8/24/2007	8/23/2007	3/31/2018
YC57141	Duo	12	8/24/2007	8/23/2007	3/31/2018
YC57142	Duo	13	8/24/2007	8/23/2007	3/31/2018
YC57143	Duo	14	8/24/2007	8/23/2007	3/31/2018
YC57144	Duo	15	8/24/2007	8/23/2007	3/31/2018
YC57145	Duo	16	8/24/2007	8/23/2007	3/31/2018
YC57146	Duo	17	8/24/2007	8/23/2007	3/31/2018
YC57147	Duo	18	8/24/2007	8/23/2007	3/31/2018
YC57148	Duo	19	8/24/2007	8/23/2007	3/31/2018

YC57149	Duo	20	8/24/2007	8/23/2007	3/31/2018
YC57150	Duo	21	8/24/2007	8/24/2007	3/31/2018
YC57151	Duo	22	8/24/2007	8/24/2007	3/31/2018
YC57152	Duo	23	8/24/2007	8/24/2007	3/31/2018
YC57153	Duo	24	8/24/2007	8/24/2007	3/31/2018
YC57154	Duo	25	8/24/2007	8/24/2007	3/31/2018
YC57155	Duo	26	8/24/2007	8/24/2007	3/31/2018
YC57156	Duo	27	8/24/2007	8/24/2007	3/31/2018
YC57157	Duo	28	8/24/2007	8/24/2007	3/31/2018
YC57158	Duo	29	8/24/2007	8/24/2007	3/31/2018
YC57159	Duo	30	8/24/2007	8/24/2007	3/31/2018
YC57160	Duo	31	8/24/2007	8/24/2007	3/31/2018
YC57161	Duo	32	8/24/2007	8/24/2007	3/31/2018
YC57162	Duo	33	8/24/2007	8/24/2007	3/31/2018
YC57163	Duo	34	8/24/2007	8/24/2007	3/31/2018
YC57164	Duo	35	8/24/2007	8/24/2007	3/31/2018
YC57165	Duo	36	8/24/2007	8/24/2007	3/31/2018
YC57166	Duo	37	8/24/2007	8/24/2007	3/31/2018
YC57167	Duo	38	8/24/2007	8/24/2007	3/31/2018
YC57168	Duo	39	8/24/2007	8/24/2007	3/31/2018
YC57169	Duo	40	8/24/2007	8/24/2007	3/31/2018
YC57170	Duo	41	8/24/2007	8/24/2007	3/31/2018
YC57171	Duo	42	8/24/2007	8/24/2007	3/31/2018
YC57172	Duo	43	8/24/2007	8/24/2007	3/31/2018
YC57173	Duo	44	8/24/2007	8/24/2007	3/31/2018
YC57174	Duo	45	8/24/2007	8/22/2007	3/31/2018
YC57175	Duo	46	8/24/2007	8/22/2007	3/31/2018
YC57176	Duo	47	8/24/2007	8/22/2007	3/31/2018
YC57177	Duo	48	8/24/2007	8/22/2007	3/31/2018
YC57178	Duo	49	8/24/2007	8/22/2007	3/31/2018
YC57179	Duo	50	8/24/2007	8/22/2007	3/31/2018
YC57180	Duo	51	8/24/2007	8/22/2007	3/31/2018
YC57181	Duo	52	8/24/2007	8/22/2007	3/31/2018
YC57182	Duo	53	8/24/2007	8/22/2007	3/31/2018
YC57183	Duo	54	8/24/2007	8/22/2007	3/31/2018
YC57184	Duo	55	8/24/2007	8/22/2007	3/31/2018
YC57185	Duo	56	8/24/2007	8/22/2007	3/31/2018
YC57186	Duo	57	8/24/2007	8/22/2007	3/31/2018
YC57187	Duo	58	8/24/2007	8/22/2007	3/31/2018
YC57188	Duo	59	8/24/2007	8/22/2007	3/31/2018
YC57189	Duo	60	8/24/2007	8/22/2007	3/31/2018
YC57190	Duo	61	8/24/2007	8/22/2007	3/31/2018
YC57191	Duo	62	8/24/2007	8/22/2007	3/31/2018

Y 69433	Goz	2	7/23/1973	7/3/1973	3/31/2021
Y 69435	Goz	4	7/23/1973	7/3/1973	3/31/2021
Y 69441	Luv	2	7/23/1973	7/4/1973	3/31/2021
Y 69445	Luv	6	7/23/1973	7/5/1973	3/31/2021
Y 69446	Luv	7	7/23/1973	7/5/1973	3/31/2021
Y 69447	Luv	8	7/23/1973	7/5/1973	3/31/2021
YC57192	Plume	1	8/24/2007	8/22/2007	3/31/2018
YC57193	Plume	2	8/24/2007	8/22/2007	3/31/2018
YC57194	Plume	3	8/24/2007	8/22/2007	3/31/2018
YC57195	Plume	4	8/24/2007	8/22/2007	3/31/2018
YC57196	Plume	5	8/24/2007	8/22/2007	3/31/2018
YC57197	Plume	6	8/24/2007	8/22/2007	3/31/2018
YC57198	Plume	7	8/24/2007	8/22/2007	3/31/2018
YC57199	Plume	8	8/24/2007	8/22/2007	3/31/2018
YC57200	Plume	9	8/24/2007	8/22/2007	3/31/2018
YC57201	Plume	10	8/24/2007	8/22/2007	3/31/2018
YC57202	Plume	11	8/24/2007	8/22/2007	3/31/2018
YC57203	Plume	12	8/24/2007	8/22/2007	3/31/2018
YC57204	Plume	13	8/24/2007	8/22/2007	3/31/2018
YC57205	Plume	14	8/24/2007	8/22/2007	3/31/2018
YC57206	Plume	15	8/24/2007	8/22/2007	3/31/2018
YC57207	Plume	16	8/24/2007	8/22/2007	3/31/2018
YC57208	Plume	17	8/24/2007	8/22/2007	3/31/2018
YC57209	Plume	18	8/24/2007	8/22/2007	3/31/2018
YC57210	Plume	19	8/24/2007	8/22/2007	3/31/2018
YC57211	Plume	20	8/24/2007	8/22/2007	3/31/2018
Y 69462	Stol	7	7/23/1973	7/10/1973	3/31/2021
Y 69463	Stol	8	7/23/1973	7/10/1973	3/31/2021

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

The Company believes the property continues to have value for an exploration partner and is available for option.

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

The Company believes the property continues to have value for an exploration partner and is available for option.

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

The details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YA70524	TIM	112	9/26/1983	9/11/1983	9/19/2017
YA91111	TIM	171	7/2/1986	6/28/1986	9/19/2017
YA91112	TIM	172	7/2/1986	6/28/1986	9/19/2017
YA91113	TIM	173	7/2/1986	6/29/1986	9/19/2017
YA91114	TIM	174	7/2/1986	6/29/1986	9/19/2017
YA91115	TIM	175	7/2/1986	6/29/1986	9/19/2017
YA91116	TIM	176	7/2/1986	6/29/1986	9/19/2017
YA91118	TIM	178	7/2/1986	6/29/1986	9/19/2017
YA91127	TIM	187	7/2/1986	7/1/1986	9/19/2018
YA91129	TIM	189	7/2/1986	7/1/1986	9/19/2018
YC72048	TOM	63	9/19/2007	9/15/2007	9/19/2017
YC72049	TOM	64	9/19/2007	9/15/2007	9/19/2017
YC72050	TOM	65	9/19/2007	9/15/2007	9/19/2017
YC72051	TOM	66	9/19/2007	9/15/2007	9/19/2017
YC72052	TOM	67	9/19/2007	9/15/2007	9/19/2017
YC72053	TOM	68	9/19/2007	9/15/2007	9/19/2017
YC72054	TOM	69	9/19/2007	9/15/2007	9/19/2017
YC72055	TOM	70	9/19/2007	9/15/2007	9/19/2017
YC72057	TOM	72	9/19/2007	9/15/2007	9/19/2017
YC72059	TOM	74	9/19/2007	9/15/2007	9/19/2018
YC72077	TOM	92	9/19/2007	9/14/2007	9/19/2018
YC72078	TOM	93	9/19/2007	9/14/2007	9/19/2018
YC72079	TOM	94	9/19/2007	9/15/2007	9/19/2018

YC72080	TOM	95	9/19/2007	9/15/2007	9/19/2018
YC72081	TOM	96	9/19/2007	9/15/2007	9/19/2019
YC72083	TOM	98	9/19/2007	9/16/2007	9/19/2017
YC72085	TOM	100	9/19/2007	9/16/2007	9/19/2017
YC72087	TOM	102	9/19/2007	9/16/2007	9/19/2017
YC72089	TOM	104	9/19/2007	9/16/2007	9/19/2017
YC72091	TOM	106	9/19/2007	9/16/2007	9/19/2017
YC72092	TOM	107	9/19/2007	9/16/2007	9/19/2017
YC72093	TOM	108	9/19/2007	9/16/2007	9/19/2017
YC72094	TOM	109	9/19/2007	9/16/2007	9/19/2017
YC72095	TOM	110	9/19/2007	9/16/2007	9/19/2017
YC72096	TOM	111	9/19/2007	9/16/2007	9/19/2017
YC72097	TOM	112	9/19/2007	9/16/2007	9/19/2017
YC72098	TOM	113	9/19/2007	9/16/2007	9/19/2017
YC72099	TOM	114	9/19/2007	9/16/2007	9/19/2017
YC72100	TOM	115	9/19/2007	9/16/2007	9/19/2017
YC72101	TOM	116	9/19/2007	9/16/2007	9/19/2017
YC72102	TOM	117	9/19/2007	9/16/2007	9/19/2017
YC72103	TOM	118	9/19/2007	9/16/2007	9/19/2017
YC72104	TOM	119	9/19/2007	9/16/2007	9/19/2017
YC72105	TOM	120	9/19/2007	9/16/2007	9/19/2017
YC72106	TOM	121	9/19/2007	9/16/2007	9/19/2017
YC72107	TOM	122	9/19/2007	9/16/2007	9/19/2017
YC72108	TOM	123	9/19/2007	9/16/2007	9/19/2017
YC72109	TOM	124	9/19/2007	9/16/2007	9/19/2017
YC72110	TOM	125	9/19/2007	9/16/2007	9/19/2017
YC72111	TOM	126	9/19/2007	9/17/2007	9/19/2017
YC72112	TOM	127	9/19/2007	9/17/2007	9/19/2017
YC72113	TOM	128	9/19/2007	9/17/2007	9/19/2017
YC72114	TOM	129	9/19/2007	9/17/2007	9/19/2017
YC72115	TOM	130	9/19/2007	9/16/2007	9/19/2017
YC72116	TOM	131	9/19/2007	9/16/2007	9/19/2017
YC72117	TOM	133	9/19/2007	9/16/2007	9/19/2017
YC72118	TOM	134	9/19/2007	9/16/2007	9/19/2017
YC72119	TOM	135	9/19/2007	9/16/2007	9/19/2017
YC72120	TOM	136	9/19/2007	9/17/2007	9/19/2017
YC72121	TOM	137	9/19/2007	9/17/2007	9/19/2017
YC72122	TOM	138	9/19/2007	9/17/2007	9/19/2017
YC72123	TOM	139	9/19/2007	9/17/2007	9/19/2017
YC72124	TOM	140	9/19/2007	9/17/2007	9/19/2017
YC72125	TOM	141	9/19/2007	9/17/2007	9/19/2017

YC72144	TOM	160	9/19/2007	9/17/2007	9/19/2017
YC72146	TOM	162	9/19/2007	9/17/2007	9/19/2017
YC72148	TOM	164	9/19/2007	9/17/2007	9/19/2017
YC72150	TOM	166	9/19/2007	9/17/2007	9/19/2017
YC72152	TOM	168	9/19/2007	9/17/2007	9/19/2017
YC72153	TOM	169	9/19/2007	9/17/2007	9/19/2017
YC72154	TOM	170	9/19/2007	9/17/2007	9/19/2017
YC72155	TOM	171	9/19/2007	9/17/2007	9/19/2017

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

The Company performed no exploration on the property in fiscal 2016. A portion of the property claims were scheduled to expire in fiscal 2016. In lieu of the required exploration expenditures, the Company paid the alternate fees to the Yukon Government which extended the expiry dates by a year.

The Company believes the property continues to have value for an exploration partner and is available for option.

Mexico Properties

In February 2016, the Company sold its entire interest in the three remaining Mexico properties to Almadex Minerals. The consideration for the sale of the 100% interest in the Yago, Mezquites and San Pedro properties was a 1% NSR which is capped at $1,000,000. The Company had written down its interest in each of the properties to $Nil prior to the sale.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.12 on September 30, 2016.

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

Results of Operations

Year Ended September 30, 2016 vs. Year Ended September 30, 2015

During the year ended September 30, 2016, the Company conducted field work on the Isy property and a grassroots generative study in Peru, and sold its interest in its 3 properties in Mexico for a 1% NSR. The Company dropped the Columbia, Fri Gold and Kobeh properties, and reduced the size of the Bellview property, and wrote-off the related capitalized mineral exploration expenditures.

The comprehensive loss for the year ended September 30, 2016 was ($1,543,972), or ($0.07) per share, compared to a comprehensive loss of ($2,751,454), or ($0.30) per share for the year ended September 30, 2015.

In the current year, expenses totaled $893,809, which was a decrease of $4,921 compared to expenses of $898,730 for the year ended September 30, 2015. Significant changes occurred in accounting and legal fees, which declined to $220,689 from $231,067; Investor relations and shareholder information, which declined to $48,249 from $61,648; Office facilities and administrative services, which increased to $18,608 from $13,500; Office expenses, which rose to $52,706 from $38,733; Property investigation expenses, which increased to $69,506 from $29,360 due to the generative property survey in Southern Peru; Share based payments, which fell to $164,206 from $246,424 due to the issuance of stock options to officers, directors and consultants; Transfer agent, listing and filing fees declined to $18,947 from $34,954; and wages, benefits and consulting fees, which increased to $281,944 from $226,058.

Interest income and other income declined to $3,197 from $21,271 in the prior year; Foreign exchange loss was $35,037 compared to $191; Gain on disposal of equipment was $2,480 compared to $nil; Loss on marketable securities was $nil compared to $1,625 and realized loss on marketable securities transferred to other comprehensive income was $nil compared to $18,375; and write-down of exploration and evaluation assets was $530,147 compared to $2,465,156 as the Columbia, Fri Gold, and Kobeh properties were dropped and the Bellview property was reduced. Other comprehensive loss included the exchange difference arising on the translation of foreign subsidiary of $90,656.

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

In the current year, expenses totaled $898,730, which was an increase of $253,154 compared to expenses of $645,576 for the year ended September 30, 2014. Large increases occurred in several items due to the costs related to the Alianza acquisition, including accounting and legal fees, which rose to $231,067 from $130,042; investor relations and shareholder information, which increased to $61,648 from $46,271; and wages, benefits and consulting fees, which increased to $226,058 from $180,424. Other changes in expenses included office facilities and administrative, which declined to $13,500 from $49,688; Office expenses, which rose to $38,733 from $16,779; Property investigation expenses, which rose to $29,360 from $731 due to the generative exploration work in Peru; and travel, which fell to $14,357 from $34,454.

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

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2016 was $331,876, including cash of $421,699. Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2017, and planned property expenditures will depend on the Company’s working capital position.

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

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal 2012	Private Placement	480,000	$ 2.50	$ 1,200,000
	Exercise of Finders’ Warrants	3,938	2.50	9,844

Fiscal 2013	Private Placement	687,000	$ 1.50	$ 1,030,500
	Acquisition of Mineral Properties	400,000	0.55	-

Fiscal 2014	Private Placement	483,667	$ 0.75	$ 362,750
	Private Placement	266,667	0.75	200,000
	Private Placement	900,000	0.50	450,000

Fiscal 2015	Acquisition of Mineral Properties	150,000	$ 0.40	$ 60,000
	Acquisition of Estrella Gold	4,665,032	0.25	1,166,258
	Private Placement	3,000,000	0.25	750,000

Fiscal 2016	Private Placement	7,000,000	$ 0.10	$ 700,000
	Private Placement	3,100,000	0.10	310,000
	Private Placement	2,400,000	0.125	300,000
	Debt Settlement	2,000,000	0.15	300,000

Year Ended September 30, 2016

At the end of the fiscal year ended September 30, 2016, the Company had working capital of $331,876, compared to a working capital deficit of ($87,298) as of September 30, 2015. During the fiscal year ended September 30, 2016, Operating Activities used cash of ($550,721), including the net loss of ($1,453,316). Items not affecting cash included depreciation of $3,518, gain on disposal of equipment of ($2,480), share-based payments of 164,206, and write-down of exploration and evaluation assets of $530,147, which was from the dropping of the Columbia, Fri Gold and Kobeh properties and reduction of the Bellview property. Changes in non-working capital items include increase in receivables of ($3,901); decrease in prepaid expenses of $4; increase in accounts payable and accrued liabilities of $64,806; and an increase of due to related parties of $146,295.

Cash flows from Investing Activities used cash of ($312,360), with exploration and evaluation assets using cash of ($315,710) and sale of equipment providing cash of $3,350. Cash flows from Financing Activities provided cash of $1,242,709, which included proceeds from the issuance of common shares of $1,310,000 and share issue costs of ($67,291). The Effect of exchange rate changes on cash was $25,071.

Cash totaled $421,699 as of September 30, 2016 compared to cash of $17,000 as of September 30, 2015, an increase of $404,699.

During the year, the Company issued a total of 14,500,000 common shares.

•

7,000,000 common share units were issued in a private placement at a price of $0.10 per unit for gross proceeds of $700,000. Each unit consisted of one common share and one common share purchase warrant which is exercisable at a price of $0.15 until March 8, 2020. In connection with the placement, a cash finder’s fee of $22,375 was paid and 223,750 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.10 until September 8, 2017.

•

3,100,000 common shares units were issued in a private placement at a price of $0.10 per unit for gross proceeds of $310,000. Each unit consisted of one common share and one common share purchase warrant which is exercisable at a price of $0.15 until April 7, 2020. In connection with the placement, 155,000 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.10 until October 7, 2017.

•

2,400,000 common share units were issued in a private placement at a price of $0.125 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable at a price of $0.20 until September 28, 2019. In connection with the placement, a cash finder’s fee of $2,500 was paid and 20,000 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.125 until March 28, 2018.

•

2,000,000 common shares were issued to settle $300,000 of debt owed to the Company’s largest shareholder, Pacific Opportunity Capital Ltd. at a deemed price of $0.15 per share. Pacific Opportunity has set aside 500,000 of those shares as a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the Company’s business.

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

The Company has determined that the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiary in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign exchange reserve.

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

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at rates ranging from 30% to 55% per year.

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

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at September 30, 2016, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive loss.  The Company’s marketable securities were classified as available-for-sale.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets.

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

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•

the determination that the Company will continue as a going concern for the next year;

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluation asset may not be recoverable; and

•

the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiary in the USA is the US dollar.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.12 on September 30, 2016.

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

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of December 31, 2016 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  John Wilson is a citizen and resident of the United States, while all the other Directors are residents and citizens of Canada. Each director was re-elected at the Annual General Meeting held on February 29, 2016 except for Geoffrey Chater, who was appointed in May 2016.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	46	July 23, 2007
Craig Lindsay (1)	51	November 3, 2008
Geoffrey Chater (1)	54	May 2, 2016
Mark T. Brown	48	February 28, 2014
Jason Weber	46	March 10, 2014
John Wilson	72	April 29, 2015

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated January 25, 2016. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of December 31, 2016, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	46	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	42	April 29, 2015

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He was President of Estrella from May 2014 until its acquisition by the Company in April 2015 and was named President and CEO of the Company upon completion of the acquisition. He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America, and has also worked on gold and copper projects in British Columbia and Australia. Mr. Weber is a past Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). Mr. Weber spends approximately 95% of his time on the affairs of the Company.

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

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Chief Executive Officer, President and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Exploration, an oil and gas company traded on the TSX Venture Exchange; CEO and a Director of Paget Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services, President, CEO and a Director of Otis Gold, a mineral exploration company traded on the TSX Venture Exchange, CEO and a Director of Philippine Metals Inc., a mineral exploration company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009, and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

Geoffrey Chater has over 29 years of experience in the mineral and mining industries in North America, South America, Europe and Africa. He obtained a BSc in Geology from Texas Christian University, and has spent the majority of his career as a liaison between public companies and the financial industry, in particular with analysts and institutional investors. Since 1998, he is the principal of Namron Advisors, a capital markets consultancy that provides advice related to corporate strategy, transaction-related business development and capital markets relationship development, financing, and communications. He is currently a director of Nevsun Resources Ltd., a mining company traded on the TSX and NYSE MKT. Mr. Chater spends approximately 5% of his time on the affairs of the Company.

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Avrupa Minerals (since July 2010), Big Sky Petroleum (since April 2014), Paget Minerals (since November 2015) and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on February 29, 2016.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation
Jason Weber, President, CEO and Director (1)	2016 2015 2014	$ 120,000 50,000 N/A	200,000 150,000 20,000	$ 23,560 33,495 15,689	$ Nil Nil Nil

Winnie Wong, Chief Financial Officer (2)	2016 2015	N/A N/A	150,000 150,000	$ 17,670 33,495	Nil Nil

Marc G. Blythe Director and former President and CEO	2016 2015 2014	Nil 127,500 175,000	100,000 150,000 45,000	$ 11,780 33,495 35,301	Nil Nil Nil

Mark T. Brown, Director and former CFO and Corporate Secretary (3)	2016 2015 2014	N/A N/A N/A	150,000 150,000 45,000	$ 17,670 33,495 35,301	$ 189,375 229,200 155,857

Geoffrey Chater, Director	2016	N/A	200,000	$ 26,380	Nil

Craig Lindsay, Director	2016 2015 2014	N/A N/A N/A	100,000 100,000 20,000	$ 11,780 22,330 15,689	Nil Nil Nil

John Wilson, Director	2016 2015	N/A N/A	100,000 100,000	$ 11,780 22,330	Nil Nil

Adrian Fleming, Former Director (4)	2016 2015 2014	N/A N/A N/A	Nil 100,000 20,000	$ Nil 22,330 15,689	Nil Nil Nil

- 87 -

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

Adrian Fleming resigned as a director on August 23, 2016.

No funds were set aside or accrued by the Company during fiscal 2016 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated January 25, 2016.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met once in fiscal 2016.

The current Audit Committee members are Marc G. Blythe, Craig Lindsay, and Geoffrey Chater. All the members are considered to be “independent”.

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

Table No. 7 lists, as of December 31, 2016, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	474,316	1.66%
Common	Mark T. Brown (2)	7,071,300	23.85%
Common	Geoffrey Chater (3)	200,000	0.71%
Common	Craig Lindsay (4)	420,000	1.48%
Common	Jason Weber (5)	451,000	1.58%
Common	John Wilson (6)	200,000	0.71%
Common	Winnie Wong (7)	300,900	1.06%

	Total Directors/Officers	9,117,516	29.16%

(1)	Of these shares, 250,000 represent share purchase options and 38,333 represent stock purchase warrants
(2)

Of these shares, 4,060,300 are common shares and 1,048,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 3,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown; and 30,000 represent stock purchase warrants and 300,000 represent share purchase options.

(3)	Of these shares, 200,000 represent share purchase options.
(4)

Of these shares, 195,000 are common shares and 25,000 are stock purchase warrants held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 200,000 are share purchase options.

(5)	Of these shares, 350,000 represent share purchase options and 50,000 represent stock purchase warrants.
(6)	Of these shares, 200,000 represent share purchase options.
(7)	Of these shares, 300,000 represent share purchase options.

Based upon 28,279,078 shares outstanding as of December 31, 2016, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2016 the shareholders' list for the Company's common shares showed 28,279,078 common shares issued and outstanding. There are 22 registered holders, including depositories, holding 26,759,824 common shares in Canada. 7 registered holders, including depositories, hold 1,519,254 common shares in the United States. There are no registered holders in other countries.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of December 31, 2016, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	7,071,300	23.85%

(1)

Of these shares, 4,060,300 are common shares and 1,048,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 3,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown; and 30,000 represent stock purchase warrants and 300,000 represent share purchase options.

Based upon 28,279,078 shares outstanding as of December 31, 2016, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2016 ended September 30, 2016, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $189,375 (fiscal 2015 - $229,200; 2014 - $155,857) for management, accounting, and shareholder communication services.

During the year ended September 30, 2016, the Company paid $Nil (fiscal 2015 - $Nil; 2014 - $49,200) to Almaden Minerals Ltd. for rent, insurance, office facilities and office expenses. The Company and Almaden have a director in common as Mark T. Brown serves on the Board of both companies.

During the year ended September 30, 2016, the Company sold its interest in three mineral properties in Mexico to Almadex Minerals Limited. The Company received a 1% NSR on the properties which is capped at $1,000,000. The Company and Almadex have a director in common as Mark T. Brown serves on the Board of both companies.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2016, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 28,279,078 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2016 and December 31, 2016.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending December 31, 2016;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2016; and

•

each of the last five fiscal periods ending September 30, 2016.

All per share prices have been adjusted to reflect the 1 for 10 common share consolidation effective April 29, 2015.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2016	$ 0.14	$ 0.10	$ 0.11
November 2016	0.14	0.10	0.10
October 2016	0.14	0.11	0.12
September 2016	0.14	0.12	0.14
August 2016	0.17	0.12	0.12
July 2016	0.19	0.13	0.15

Three Months Ended December 31, 2016	$ 0.14	$ 0.10	$ 0.11
Three Months Ended September 30, 2016	0.19	0.12	0.14
Three Months Ended June 30, 2015	0.21	0.13	0.19
Three Months Ended March 31, 2016	0.14	0.12	0.13

Three Months Ended December 31, 2015	$ 0.18	$ 0.10	$ 0.13
Three Months Ended September 30, 2015	0.22	0.03	0.16
Three Months Ended June 30, 2015	0.40	0.18	0.20
Three Months Ended March 31, 2015	0.50	0.20	0.30

Three Months Ended December 31, 2014	$ 0.70	$ 0.30	$ 0.40
Three Months Ended September 30, 2014	0.80	0.40	0.50
Three Months Ended June 30, 2014	1.00	0.60	0.70
Three Months Ended March 31, 2014	1.01	0.70	0.80

Fiscal Year Ended September 30, 2016	$ 0.21	$ 0.10	$ 0.11
Fiscal Year Ended September 30, 2015	0.70	0.03	0.16
Fiscal Year Ended September 30, 2014	1.20	0.40	0.50
Fiscal Year Ended September 30, 2013	1.60	0.50	0.90
Fiscal Year Ended September 30, 2012	3.80	1.10	1.30

Table No. 10 lists, as of December 31, 2016, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants. The number of warrants and the exercise price per share have been adjusted to reflect the 1 for 10 common share consolidation dated April 29, 2015.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

266,667	$ 1.50	March 17, 2017
1,200,000	1.00	May 15, 2017
900,000	1.00	September 11, 2017
687,000	0.40 *	October 3, 2017
755,000	0.40 **	October 9, 2017
300,000	1.00	December 24, 2017
3,000,000	0.40	April 29, 2018
1,200,000	0.20	September 28, 2019
7,000,000	0.15	March 8, 2020
3,100,000	0.15	April 7, 2020
Total 18,409,167

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

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders. Table No. 10b lists, as of December 31, 2016, share purchase warrants held by Officers, Directors, and 5% Holders.

Table No. 10a

Warrantholdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	30,000 20,000	$ 1.00 1.00	May 15, 2017 December 24, 2017

Marc Blythe Director	15,000 23,333	0.40 1.50	October 3, 2017 March 17, 2017

Mark T. Brown, Director (1)	15,000 48,000 241,000 187,000 15,000 200,000 172,000 200,000	$ 0.40 1.50 1.00 1.00 0.40 1.00 0.40 0.20	October 3, 2017 March 17, 2017 May 15, 2017 September 11, 2017 October 9, 2017 December 24, 2017 April 29, 2018 September 28, 2019

Craig Lindsay, Director	15,000 10,000	1.50 0.40	March 17, 2017 October 3, 2017

(1) Of these warrants, 1,048,000 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown.

Table No. 10b lists, as of December 31, 2016, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

223,750	$ 0.10	September 8, 2017
155,000	0.10	October 7, 2017
20,000	0.125	March 28, 2018

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

During Fiscal 2016 the Company issued 14,500,000 common shares:

•

7,000,000 common share units were issued in a private placement at a price of $0.10 per unit for gross proceeds of $700,000. Each unit consisted of one common share and one common share purchase warrant which is exercisable at a price of $0.15 until March 8, 2020. In connection with the placement, a cash finder’s fee of $22,375 was paid and 223,750 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.10 until September 8, 2017.

•

3,100,000 common shares units were issued in a private placement at a price of $0.10 per unit for gross proceeds of $310,000. Each unit consisted of one common share and one common share purchase warrant which is exercisable at a price of $0.15 until April 7, 2020. In connection with the placement, 155,000 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.10 until October 7, 2017.

•

2,400,000 common share units were issued in a private placement at a price of $0.125 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable at a price of $0.20 until September 28, 2019. In connection with the placement, a cash finder’s fee of $2,500 was paid and 20,000 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.125 until March 28, 2018.

•

2,000,000 common shares were issued to settle $300,000 of debt owed to the Company’s largest shareholder, Pacific Opportunity Capital Ltd. at a deemed price of $0.15 per share. Pacific Opportunity has set aside 500,000 of those shares as a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the Company’s business.

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

•

3,000,000 common share units were issued in a non-brokered private placement were issued at a price of $0.25 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one non-transferable warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.40 until April 29, 2018. The Company paid $1,500 finder’s fee in cash and also issued 6,000 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.25 until April 29, 2016.

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

Shares Issued for Assets Other Than Cash

During Fiscal 2016, 2,000,000 common shares were issued to settle $300,000 of debt owed to the Company’s largest shareholder, Pacific Opportunity Capital Ltd. at a deemed price of $0.15 per share.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on February 29, 2016.

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

A complete copy of the Company’s Stock Option Plan as approved by shareholders was included as an exhibit to the Company’s Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of December 31, 2016, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	150,000 200,000	150,000 200,000	$ 0.25 0.15	April 29, 2020 September 30, 2021

Winnie Wong, Chief Financial Officer	150,000 150,000	150,000 150,000	0.25 0.15	April 29, 2020 September 30, 2021

Marc Blythe Director	150,000 100,000	150,000 100,000	0.25 0.15	April 29, 2020 September 30, 2021

Mark T. Brown, Director	150,000 150,000	150,000 150,000	0.25 0.15	April 29, 2020 September 30, 2021

Geoffrey Chater, Director	100,000 100,000	100,000 100,000	0.25 0.15	April 29, 2021 September 30, 2021

Craig Lindsay, Director	100,000 100,000	100,000 100,000	0.25 0.15	April 29, 2020 September 30, 2021

John Wilson, Director	100,000 100,000	100,000 100,000	0.25 0.15	April 29, 2020 September 30, 2021

Employees/Consultants/ Former Directors	4,500 22,500 464,500 370,000	4,500 22,500 464,500 370,000	0.25 0.25 0.25 0.15	May 7, 2017 February 25, 2019 April 29, 2020 September 30, 2021

Total Officers and Directors	1,800,000	1,800,000

Total Employees/ Consultants	861,500	861,500

Total Officers/Directors/ Employees and Consultants	2,661,500	2,661,500

Bonus Pool

In fiscal 2016, the Company issued 2,000,000 common shares to the Company’s largest shareholder, Pacific Opportunity Capital Ltd., to settle $300,000 of at a deemed price of $0.15 per share. Pacific Opportunity has set aside 500,000 of those shares as a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the Company’s joint venture business model.

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

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings

.

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2016 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

The Company has mineral exploration properties located in Peru and the United States which makes its operations subject to foreign currency risk. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, including the US dollar and Peruvian Nuevo sol, could have an effect on the Company’s results of operations, cash flows, and financial condition. The Company has not hedged its exposure to currency fluctuations.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2016. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2016, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2016.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2016 and 2015 is included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2016	Fiscal Year 2015

Audit Fees	$ 20,000	$ 20,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 20,000	$ 20,000

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

The Company has provided Davidson & Company LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report.

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated December 15, 2016.

Consolidated Statements of Financial Position at September 30, 2016 and 2015.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2016, September 30, 2015, and September 30, 2014.

Consolidated Statements of Cash Flows for the years ended September 30, 2016, September 30, 2015, and September 30, 2014.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2016, September 30, 2015, and September 30, 2014.

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

Consolidated Financial Statements

For the years ended September 30, 2016, 2015 and 2014

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.),

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.), which comprise the consolidated statements of financial position as at September 30, 2016 and 2015 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.) as at September 30, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

The financial statements of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.) as at and for the year ended September 30, 2014 were audited by other auditors, who expressed an unmodified opinion on those statements in their report to the shareholders dated December 18, 2014.

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

December 15, 2016

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

January 29, 2015

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 38

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in Canadian Dollars, unless otherwise stated

	Note	September 30, 2016	September 30, 2015

Assets
Current assets
Cash		$421,699	$17,000
Receivables		20,853	16,952
Prepaid expenses		5,051	5,055
		447,603	39,007

Non-current assets
Equipment	5, 6	10,091	15,361
Exploration and evaluation assets	6, 7	2,493,945	2,932,718
Investment in associates	8	559,927	561,254
		3,063,963	3,509,333
Total assets		$3,511,566	$3,548,340

Current liabilities
Accounts payable and accrued liabilities		$74,256	$115,805
Due to related parties	11	41,471	10,500
		115,727	126,305
Non-current liabilities
Due to related party	11	130,000	314,676
		130,000	314,676
Shareholders’ equity
Share capital	9	15,151,899	13,653,601
Reserves	9, 10	2,582,095	2,377,941
Accumulated other comprehensive income (loss)		(13,439)	77,217
Deficit		(14,454,716)	(13,001,400)
		3,265,839	3,107,359

Total shareholders’ equity and liabilities		$3,511,566	$3,548,340

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on December 15, 2016.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30,
	Note	2016	2015	2014

Expenses
Accounting and legal fees	11	$220,689	$231,067	$130,042
Depreciation	5	3,518	2,629	1,772
Investor relations and shareholder information	11	48,249	61,648	46,271
Office facilities and administrative services	11	18,608	13,500	49,688
Office expenses		52,706	38,733	16,779
Property investigation expenses		69,506	29,360	731
Share-based payments	11	164,206	246,424	167,091
Transfer agent, listing and filing fees		18,947	34,954	18,324
Travel		15,436	14,357	34,454
Wages, benefits and consulting fees	11	281,944	226,058	180,424
		(893,809)	(898,730)	(645,576)

Interest income and other income		3,197	21,271	1,712
Foreign exchange (loss)		(35,037)	(191)	-
Gain on disposal of equipment		2,480	-	-
(Loss) on marketable securities	4	-	(1,625)	-
Realized (loss) on marketable securities transferred from other comprehensive income		-	(18,375)	-
Write down of exploration and evaluation assets	7	(530,147)	(2,465,156)	-
Impairment allowance on exploration and evaluation assets	7	-	-	(3,439,175)
Loss before income taxes		(1,453,316)	(3,362,806)	(4,083,039)
Deferred income tax recovery (expense)	14	-	532,000	(35,000)
Net loss for the year		$(1,453,316)	$(2,830,806)	$(4,118,039)
Other comprehensive income (loss)
Unrealized gain on available-for-sale securities	4	-	-	375
Realized loss on marketable securities transferred to net loss		-	18,375	-
Exchange difference arising on the translation of foreign subsidiary		(90,656)	60,977	29,078
Total comprehensive loss for the year		$(1,543,972)	$(2,751,454)	$(4,088,586)
Basic and diluted loss per common share		$(0.07)	$(0.30)	$(0.84)
Weighted average number of common shares outstanding – basic and diluted		20,381,264	9,297,924	4,886,120

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital		Reserves
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2013		4,313,712	$ 10,751,788	$ 1,143,194	$ 597,205	$ 214,325	$ (18,750)	$ (12,838)	$ (6,052,555)	$ 6,622,369
Private placements	9(c)(i),(ii),(iii)	1,650,334	1,012,750	-	-	-	-	-	-	1,012,750
Share issue costs		-	(71,278)	-	-	8,747	-	-	-	(62,531)
Share-based payments		-	-	167,091	-	-	-	-	-	167,091
Net loss		-	-	-	-	-	375	29,078	(4,118,039)	(4,088,586)
Balance, September 30, 2014		5,964,046	11,693,260	1,310,285	597,205	223,072	(18,375)	16,240	(10,170,594)	3,651,093
Purchase of exploration and evaluation assets	9(c)(iv)	150,000	60,000	-	-	-	-	-	-	60,000
Shares issued for the acquisition of Estrella	9(c)(v)	4,665,032	1,166,258	-	-	-	-	-	-	1,166,258
Private placement	9(c)(vi)	3,000,000	750,000	-	-	-	-	-	-	750,000
Share issue costs		-	(15,917)	-	-	955	-	-	-	(14,962)
Share-based payments		-	-	246,424	-	-	-	-	-	246,424
Net loss		-	-	-	-	-	18,375	60,977	(2,830,806)	(2,751,454)
Balance, September 30, 2015		13,779,078	13,653,601	1,556,709	597,205	224,027	-	77,217	(13,001,400)	3,107,359
Private Placement	9(c)(viii)(ix)(x)	12,500,000	1,310,000	-	-	-	-	-	-	1,310,000
Shares for debt settlement	9(c)(vii)	2,000,000	300,000	-	-	-	-	-	-	300,000
Share issue costs		-	(111,702)	-	-	39,948	-	-	-	(71,754)
Share-based payments		-	-	164,206	-	-	-	-	-	164,206
Net loss		-	-	-	-	-	-	(90,656)	(1,453,316)	(1,543,972)
Balance, September 30, 2016		28,279,078	$ 15,151,899	$ 1,720,915	$ 597,205	$ 263,975	$ -	$ (13,439)	$(14,454,716)	$ 3,265,839

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2016	2015	2014

Cash flows from (used in) operating activities
Net loss for the year	$(1,453,316)	$(2,830,806)	$(4,118,039)
Items not affecting cash:
Depreciation	3,518	2,629	1,772
(Gain) on disposal of equipment	(2,480)	-	-
Loss on marketable securities	-	1,625	-
Realized loss on marketable securities transferred from other comprehensive income	-	18,375	-
Share-based payments	164,206	246,424	167,091
Write-down of exploration and evaluation assets	530,147	2,465,156	-
Impairment allowance on exploration and evaluation assets	-	-	3,439,175
Deferred income tax (recovery) expense	-	(532,000)	35,000

Changes in non-cash working capital items:
Receivables	(3,901)	(12,753)	1,362
Prepaid expenses	4	(687)	8,083
Accounts payable and accrued liabilities	64,806	(229,396)	(16,907)
Due to related parties	146,295	286,718	(9,150)
Net cash (used in) operating activities	(550,721)	(584,715)	(491,613)

Cash flows from (used in) investing activities
Sale of equipment	3,350	-	-
Exploration and evaluation assets	(315,710)	(420,065)	(296,149)
Net cash (used in) investing activities	(312,360)	(420,065)	(296,149)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	1,310,000	750,000	1,012,750
Share issue costs	(67,291)	(22,962)	(46,531)
Net cash provided by financing activities	1,242,709	727,038	966,219

Effect of exchange rate changes on cash	25,071	66,163	29,078

Change in cash for the year	404,699	(211,579)	207,535

Cash, beginning of the year	17,000	228,579	21,044

Cash, end of the year	$421,699	$17,000	$228,579

Supplemental disclosure with respect to cash flows (Note 12)

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

As at September 30, 2016, the Company had working capital of $331,876 (September 30, 2015: working capital deficit of $87,298) and shareholders’ equity of $3,265,839 (September 30, 2015: $3,107,359).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2016 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company include the accounts of Alianza Minerals Ltd. and the following entities:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C.	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (3)	100%	Dominican Republic	Holding Company
Minera Tarsis, S.A. de C.V.(1)	100%	Mexico	Exploration Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Gallant Minerals Peru Ltd. S.A. (2)	90%	Peru	Exploration Company
Yanac Peru Exploration LLC	100%	Delaware, USA	Holding Company
Yanac Minera Peru S.A.C.	100%	Peru	Exploration Company

(1)

Effective September 30, 2015, the Company applied to windup Minera Tarsis S.A. de C.V. and wrote off the subsidiary (Note 17).

(2)

Subsequent to September 30, 2015, Gallant Minerals Peru Ltd. S.A. was wound up.

(3)

Estrella Gold DR. S.R.L. is in the process of being wound up.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

The Company has determined that the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiary in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign exchange reserve.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Exploration and evaluation – continued

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

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at rates ranging from 30% to 55% per year.

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

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Decommissioning, restoration, and similar obligations – continued

As at September 30, 2016, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive loss.  The Company’s marketable securities were classified as available-for-sale.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•

the determination that the Company will continue as a going concern for the next year;

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluation asset may not be recoverable; and

•

the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiary in the USA is the US dollar.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

4.

MARKETABLE SECURITIES

The Company held shares of a publicly traded company which were held as available-for-sale and valued in accordance with the quoted market price of the common shares.

	September 30, 2016	September 30, 2015

Balance, beginning of the year	$-	$1,625
Loss on disposal	-	(1,625)
Balance, end of the year	$-	$-

During the year ended September 30, 2015, the Company determined that there was a prolonged decline in the fair value of the available-for-sale securities, and the full amount of the impairment, including any amount previously recognized in other comprehensive income, was recognized in net loss for the year.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

5.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2014	$2,722	$5,500	$8,222
Assets acquired through plan of arrangement	3,535	10,987	14,522
Foreign exchange movement	1,570	6,219	7,789
As at September 30, 2015	7,827	22,706	30,533
Disposal during the year	-	(5,500)	(5,500)
Foreign exchange movement	(1,593)	(6,308)	(7,901)
As at September 30, 2016	$6,234	$10,898	$17,132
Accumulated depreciation
As at September 30, 2014	$1,834	$3,896	$5,730
Depreciation for the year	1,038	1,591	2,629
Foreign exchange movement	1,338	5,475	6,813
As at September 30, 2015	4,210	10,962	15,172
Depreciation for the year	1,249	2,269	3,518
Depreciation for the year related to disposal	-	(4,630)	(4,630)
Foreign exchange movement	(1,394)	(5,625)	(7,019)
As at September 30, 2016	$4,065	$2,976	$7,041
Net book value
As at September 30, 2015	$3,617	$11,744	$15,361
As at September 30, 2016	$2,169	$7,922	$10,091

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

6.

ACQUISITION OF ALIANZA HOLDINGS LTD.

On April 29, 2015, the Company completed a Plan of Arrangement to acquire all of the issued and outstanding shares of Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”). Based on 46,650,304 Estrella shares outstanding, the Company issued 46,650,304 (ratio of 1) of its common shares to complete the transaction.  In connection with the Plan of Arrangement, the Company effected a consolidation of its issued share capital on a ten old shares for one new share basis and raised $750,000 by way of financing and issued 3 million units (Note 9(c)(vi)). On the post-consolidation basis, the shares issued to Estrella represent approximately 33.9% of the Company’s issued and outstanding common shares.

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

The Company has properties in Peru (the “Peru Properties”), in Nevada, USA (the “USA Properties”) and in the Yukon Territory of Canada (the “Canada Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2016

	Peru		USA		Canada	Mexico

	Yanac	Others	East Walker	Others		Yago Others		Total

Balance at September 30, 2015	$493,572	$617,459	$3,981	$145,053	$1,174,169	$480,084	$18,400	$2,932,718

Additions during the year
Exploration expenditures:
Camp, travel and meals	77	4,722	-	-	-	-	-	4,799
Geological consulting	10,235	34,790	4,936	16,990	-	-	-	66,951
Legal and accounting	1,877	716	-	-	-	-	-	2,593
Licence and permits	12,413	58,211	5,231	35,976	-	-	-	111,831
Office and administrative fees	4,075	8,218	-	-	-	-	-	12,293
Rent	-	1,985	-	-	-	-	-	1,985
Reporting, drafting, sampling and analysis	70	4,371	-	-	-	-	-	4,441
	28,747	113,013	10,167	52,966	-	-	-	204,893

Less:
Write-down of properties	-	-	=	(31,664)	-	(480,084)	(18,400)	(530,148)

Net additions / (subtractions)	28,747	113,013	10,167	21,302	-	(480,084)	(18,400)	(325,255)

Foreign currency translation	(11,538)	(101,980)	-	-	-	-	-	(113,518)

Balance at September 30, 2016	$510,781	$628,492	$14,148	$166,355	$1,174,169	$-	$-	$2,493,945

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2015

	Peru		USA		Canada	Mexico

	Yanac	Others	East Walker	Others		Yago Others		Total

Balance at September 30, 2014	$-	$-	$-	$181,993	$1,174,169	$422,415	$2,307,486	$4,086,063

Additions during the year
Acquisition costs:
Acquired through plan of arrangement	476,397	476,398	-	-	-	-	-	952,795
Holding	-	35,198	-	6,036	-	44,825	5,475	91,534
Property acquisition	-	-	7,500	52,500	-	-	-	60,000
	476,397	511,596	7,500	58,536	-	44,825	5,475	1,104,329

Exploration expenditures:
Camp, travel and meals	-	323	-	5,156	-	9,337	32	14,848
Community relations	-	-	-	-	-	-	(602)	(602)
Field supplies and maps	-	-	-	750	-	1,765	94	2,609
Geological consulting	3,771	6,611	2,785	15,778	-	300	-	29,245
Ground geophysics	-	-	-	-	-	-	(165)	(165)
Legal	-	-	377	2,639	-	-	-	3,016
Licence and permits	-	-	-	57,078	-	-	-	57,078
Office and administrative fees	2,446	553	-	-	-	-	-	2,999
Rent	-	748	-	7,389	-	1,442	1,192	10,771
Reporting, drafting, sampling and analysis	-	-	-	2,160	-	-	-	2,160
	6,217	8,235	3,162	90,950	-	12,844	551	121,959

Less:
Write-down of properties	-	-	(6,681)	(186,426)	-	-	(2,272,049)	(2,465,156)

Net additions / (subtractions)	482,614	519,831	3,981	(36,940)	-	57,669	(2,266,023)	(1,238,868)

Foreign currency translation	10,958	97,628	-	-	-	-	(23,063)	85,523
Balance at September 30, 2015	$493,572	$617,459	$3,981	$145,053	$1,174,169	$480,084	$18,400	$2,932,718

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

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

•

Isy – located in the Department of Ayucucho, Peru.

•

La Estrella – located 130 kilometers south of Huancayo in the Department of Huancavelica, Peru.

a)

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”) and Estrella entered into a Limited Liability Company Membership Agreement (“agreement”) in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which took over all previous obligations of Cliffs.

On July 6, 2016, 50 King terminated the agreement, retaining only a 0.5% NSR on the Yanac property based on prior expenditures and transferred the ownership of the property back to the Company.

As of September 30, 2016, the Company had spent a total of $510,781 on the Yanac property.

USA

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) two properties in Nevada, USA and five properties in Mexico by issuing 400,000 common shares (post 10:1 share consolidation) at a price of $0.55 per share to Almaden on July 25, 2013. Almaden also retains a 2% NSR royalty on future production on all these properties.

•

BP

•

Black Jack Springs (“BJS”)

In August 2015, the Company reduced the size of the BP property and dropped the BJS property and wrote off $116,207.

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares (post 10:1 share consolidation) to Sandstorm (Note 9(c)(iv)) and granting a net smelter returns royalty ranging from 0.5% to 1.0%.  The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

•

Ashby

•

Bellview

•

Columbia

•

East Walker

•

Fri Gold

•

Horsethief

•

Hot Pot

•

Kobeh

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

In August 2015, the Company reduced the size of each of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties as well as dropping the Hot Pot property and wrote off $76,900.

In March 2016, the Company reduced the size of the Bellview property and wrote off $3,133. During the year ended September 30, 2016, the Company also dropped the Columbia, Fri Gold and Kobeh properties and wrote off $28,531.

a)

East Walker

The East Walker property is located in Lyon County, west of Hawthorne.  A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of September 30, 2016, the Company had spent $14,148 on advancing this property.

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

On June 10, 2008, the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon. The Company issued 10,000 fully paid common shares (post 10:1 share consolidation) to Almaden and made a cash payment of $30,000 for a 100% interest in the property. Almaden will retain a 2% net smelter royalty (NSR) over any minerals produced from the property; however, half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almaden 50,000 fully paid common shares (post 10:1 share consolidation) upon receipt of a positive bankable feasibility study for the property.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico

On July 23, 2007, the Company purchased from Almaden the Erika property, along with four other existing properties in the Yukon. During the year ended September 30, 2015, the Company dropped the Erika property and wrote off all capitalized amounts of $2,242,889 associated with it (Note 17).

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

On February 16, 2016, the Company sold its remaining three Mexican properties, Yago, Mezquites and San Pedro, to Almadex Minerals Limited for $Nil proceeds. The Company retained a 1% Net Smelter Royalty which is capped at $1,000,000. These properties were written down to $Nil prior to the sale and the Company has no remaining property interest in Mexico.

8.

INVESTMENT IN ASSOCIATE

On April 29, 2015, the Company acquired a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru holding the Pucarana property, through the Plan of Arrangement with Estrella (Note 6).

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

Prior to the Company’s investment in Pucarana, Estrella had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at September 30, 2016, summarized financial information for the associate is as follows:

•

Current assets - $2,728 (2015 - $52,400)

•

Non-current assets - $52,785 (2015 - $52,800)

•

Current liabilities - $199 (2015 - $Nil)

•

Non-current liabilities - $70,992 (2015 - $62,300)

To date, there is no profit or loss from continuing operations.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

9.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2016, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Share consolidation

On April 29, 2015, the Company consolidated its share capital on the basis of one new share for every 10 old shares. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

c)

Issued:

During the year ended September 30, 2014, the Company:

i)

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

ii)

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

iii)

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

iv)

Issued 150,000 common shares to Sandstorm at a price of $0.40 per share for a total consideration of $60,000 to pay for eight exploration and evaluation asset properties in Nevada, USA (Note 7 USA).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

9.

SHARE CAPITAL – continued

c)

Issued – continued

v)

Completed the acquisition of all of the outstanding common shares of Estrella on April 29, 2015. As part of the consideration, the Company issued 4,665,032 common shares (post 10:1 share consolidation) with a fair value of $1,166,258 (Note 6).

vi)

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

During the year ended September 30, 2016, the Company:

vii)On March 2, 2016, the Company settled a debt owing to its largest shareholder, Pacific Opportunity Capital Ltd. (“Pacific”) in the amount of $300,000 for 2,000,000 common shares at a price of $0.15 per common share. Pacific has arranged for 500,000 of these issued debt settlement shares to be set aside in a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the execution of the Company’s joint venture business model.

viii) Completed a non-brokered private placement on March 8, 2016 by issuing 7,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $700,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company paid $22,375 as a cash finder’s fee and issued 223,750 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15.  The value of the finder’s warrants was determined to be $22,979 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $29,629 in connection with this financing.

ix)

Completed a non-brokered private placement on April 7, 2016 by issuing 3,100,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $310,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company issued 155,000 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months.  Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15. The value of the finder’s warrants was determined to be $15,919 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $7,400 in connection with this financing.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

9.

SHARE CAPITAL – continued

c)

Issued – continued

x)

Completed a non-brokered private placement on September 28, 2016 by issuing 2,400,000 units (“Unit”) at a price of $0.125 per Unit for gross proceeds of $300,000. Each Unit consists of one common share and a half non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.20.  In connection with the financing, the Company paid $2,500 as a cash finder’s fee and issued 20,000 finder’s warrants, each of which is exercisable into one Unit at a price of $0.125 for a period of 18 months.  Each finder’s warrant consists of one common share and one half non-transferable warrant exercisable for a 3 year period at a price of $0.20. The value of the finder’s warrants was determined to be $1,050 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $9,850 in connection with this financing.

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

Stock option transactions and the number of stock options for the year ended September 30, 2016 are summarized as follows:

Expiry date	Exercise price	September 30, 2015	Granted	Exercised	Expired/ cancelled	September 30, 2016
October 1, 2015	$0.25	6,000	-	-	(6,000)	-
May 7, 2017	$0.25	4,500	-	-	-	4,500
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,265,500	-	-	(1,000)	1,264,500
April 29, 2021	$0.25	-	100,000	-	-	100,000
September 30, 2021	$0.15	-	1,270,000	-	-	1,270,000
Options outstanding		1,298,500	1,370,000	-	(7,000)	2,661,500
Options exercisable		1,298,500	1,370,000	-	(7,000)	2,661,500
Weighted average exercise price		$0.25	$0.16	$Nil	$0.25	$0.20

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

As at September 30, 2016, the weighted average contractual remaining life of options is 4.28 years (September 30, 2015 – 4.53 years; September 30, 2014 – 2.97 years).  The weighted average fair value of stock options granted during the year ended September 30, 2016 was $0.12 (2015 - $0.22; 2014 - $0.80).

Stock option transactions and the number of stock options for the year ended September 30, 2015 are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	September 30, 2015
October 5, 2014	$3.00	10,000	-	-	(10,000)	-
June 23, 2015	$2.00	10,000	-	-	(10,000)	-
October 1, 2015	$5.90	86,500	-	-	(86,500)	-
May 4, 2016	$6.10	42,500	-	-	(42,500)	-
May 7, 2017	$2.60	63,500	-	-	(63,500)	-
February 25, 2019	$1.00	212,500	-	-	(212,500)	-
October 1, 2015	$0.25	-	6,000	-	-	6,000
May 7, 2017	$0.25	-	4,500	-	-	4,500
February 25, 2019	$0.25	-	22,500	-	-	22,500
April 29, 2020	$0.25	-	1,265,500	-	-	1,265,500
Options outstanding		425,000	1,298,500	-	(425,000)	1,298,500
Options exercisable		425,000	1,298,500	-	(425,000)	1,298,500
Weighted average exercise price		$2.80	$0.25	$Nil	$2.80	$0.25

Stock option transactions and the number of stock options for the year ended September 30, 2014 are summarized as follows:

Expiry date	Exercise price	September 30, 2013	Granted	Exercised	Expired/ cancelled	September 30, 2014
December 11, 2013	$1.00	27,500	-	-	(27,500)	-
October 5, 2014	$3.00	10,000	-	-	-	10,000
June 23, 2015	$2.00	10,000	-	-	-	10,000
October 1, 2015	$5.90	86,500	-	-	-	86,500
May 4, 2016	$6.10	42,500	-	-	-	42,500
May 7, 2017	$2.60	64,500	-	-	(1,000)	63,500
February 25, 2019	$1.00	-	213,000	-	(500)	212,500
Options outstanding		241,000	213,000	-	(29,000)	425,000
Options exercisable		241,000	213,000	-	(29,000)	425,000
Weighted average exercise price		$4.20	$1.00	$Nil	$1.10	$2.80

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Risk-free interest rate	1.27%	1.18%	1.67%
Expected life	5 years	5 years	5 years
Expected volatility	137.37%	143.00%	136.51%
Expected dividend yield	nil	nil	nil

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants

On April 29, 2015, the Company’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 9(b)).

The continuity of warrants for the year ended September 30, 2016 is as follows:

Expiry date	Exercise price	September 30, 2015	Issued	Exercised	Expired	September 30, 2016
December 16, 2016	$1.50	483,666	-	-	-	483,666
March 17, 2017	$1.50	266,667	-	-	-	266,667
May 15, 2017	$1.00	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	900,000
October 3, 2017	$0.40	687,000	-	-	-	687,000
October 9, 2017	$0.40	755,500	-	-	-	755,500
December 24, 2017	$1.00	300,000	-	-	-	300,000
April 29, 2018	$0.40	3,000,000	-	-	-	3,000,000
March 8, 2020	$0.15	-	7,000,000	-	-	7,000,000
April 7, 2020	$0.15	-	3,100,000	-	-	3,100,000
September 28, 2019	$0.20	-	1,200,000	-	-	1,200,000
Outstanding		7,592,833	11,300,000	-	-	18,892,833
Weighted average exercise price		$0.70	$0.16	$Nil	$Nil	$0.37

*Subsequently, 483,666 warrants expired.

As at September 30, 2016, the weighted average contractual remaining life of warrants is 2.49 years (September 30, 2015 – 2.11 years; September 30, 2014 – 2.17 years).

The continuity of warrants for the year ended September 30, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued per Plan of Arrangement	Issued	Exercised	Expired	September 30, 2015
December 16, 2016	$1.50	483,666	-	-	-	-	483,666
March 17, 2017	$1.50	266,667	-	-	-	-	266,667
May 15, 2017	$1.00	-	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	-	900,000
October 3, 2017	$0.40	687,000	-	-	-	-	687,000
October 9, 2017	$0.40	-	755,500	-	-	-	755,500
December 24, 2017	$1.00	-	300,000	-	-	-	300,000
April 29, 2018	$0.40	-	-	3,000,000	-	-	3,000,000
Outstanding		2,337,333	2,255,500	3,000,000	-	-	7,592,833
Weighted average exercise price		$0.98	$0.80	$0.40	$Nil	$Nil	$0.70

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants – continued

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

c)

Finder’s warrants

On April 29, 2015, the Company’s finder’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 9(b)).

The continuity of finder’s warrants for the year ended September 30, 2016 is as follows:

Expiry date		Exercise price	September 30, 2015	Issued	Exercised	Expired	September 30, 2016
October 3, 2015		$1.50	47,150	-	-	(47,150)	-
October 9, 2015		$1.50	56,500	-	-	(56,500)	-
April 29, 2016		$0.25	6,000	-	-	(6,000)	-
September 8, 2017	(1)	$0.10	-	223,750	-	-	223,750
October 7, 2017	(2)	$0.10	-	155,000	-	-	155,000
March 28, 2018	(3)	$0.125	-	20,000	-	-	20,000
Outstanding			109,650	398,750	-	(109,650)	398,750
Weighted average exercise price			$1.43	$0.10	$Nil	$1.43	$0.10

(1) The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until March 8, 2020.

(2)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until April 7, 2020.

(3)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until September 28, 2019.

As at September 30, 2016, the weighted average contractual remaining life of finder’s warrants is 1.00 years (September 30, 2015 – 0.05 years; September 30, 2014 – 0.99 years).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants – continued

The continuity of finder’s warrants for the year ended September 30, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued per Plan of Arrangement	Issued	Exercised	Expired	September 30, 2015
September 11, 2015	$0.50	26,880	-	-	-	(26,880)	-
October 3, 2015	$1.50	47,150	-	-	-	-	47,150
October 9, 2015	$1.50	-	56,500	-	-	-	56,500
April 29, 2016	$0.25	-	-	6,000	-	-	6,000
Outstanding		74,030	56,500	6,000	-	(26,880)	109,650
Weighted average exercise price		$1.10	$1.50	$0.25	$Nil	$0.50	$1.43

The continuity of finder’s warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$1.50	47,150	-	-	-	47,150
September 11, 2015	$0.50	-	26,880	-	-	26,880
Outstanding		47,150	26,880	-	-	74,030
Weighted average exercise price		$1.50	$0.50	$Nil	$Nil	$1.10

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Risk-free interest rate	0.62%	0.90%	1.14%
Expected life	1.5 years	1 year	1 year
Expected volatility	146.22%	181.06%	132.93%
Expected dividend yield	nil	nil	nil

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2016

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director (b)	$ 120,000	$ Nil	$ Nil	$ Nil	$ 23,560	$ 143,560
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 17,670	$ 17,760
Marc G. Blythe Director (c)	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
Mark T. Brown, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 17,670	$ 17,760
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
Geoff Chater Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 26,380	$ 26,380

For the year ended September 30, 2015

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director (b)	$ 50,000	$ Nil	$ Nil	$ Nil	$ 28,590	$ 78,590
Winnie Wong Chief Financial Officer (d)	$ Nil	$ Nil	$ Nil	$ Nil	$ 28,590	$ 28,590
Marc G. Blythe Director (c)	$ 127,500	$ Nil	$ Nil	$ Nil	$ 28,590	$ 156,090
Mark T. Brown, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 28,590	$ 28,590
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS – continued

For the year ended September 30, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 175,000	$ Nil	$ Nil	$ Nil	$ 35,301	$ 210,301
Mark T. Brown Chief Financial Officer, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 35,301	$ 35,301
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Jason Weber Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2016	September 30, 2015	As at September 30, 2016	As at September 30, 2015
Amounts due to:
Jason Weber (b)	Consulting fee and Share-based payment	$ 143,560	$ 78,590	$ 10,733	$ 10,500
Marc. G. Blythe (c)	Wages, consulting fee and share-based payment	$ 11,780	$ 156,090	$ -	$ -
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 189,375	$ 229,200	$ 160,738	$ 314,676
TOTAL:				$ 171,471	$ 325,176

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company. Of this amount, $130,000 has been classified as non-current liability while the remaining $30,738 has been classified as current liability.

(b) Jason Weber was appointed as the Chief Executive Officer effective April 29, 2015.

(c) Marc Blythe resigned from being the Chief Executive Officer effective April 29, 2015. Mr. Blythe remains as a director of the Company.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2016 were as follows:

•

As at September 30, 2016, a total of $12,316 in exploration and evaluation asset costs and a total of $12,463 in share issue costs were included in accounts payable and accrued liabilities;

•

The Company recorded $300,000 in share capital related to the issue of common shares pursuant to the shares for debt settlement; and

•

The Company recorded $39,948 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

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

13.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2016	September 30, 2015
Non-current assets
Mexico	$-	$498,484
USA	180,503	149,034
Peru	1,709,112	1,686,124
Canada	1,174,348	1,175,691
	$3,063,963	$3,509,333

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

14.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2016	2015

Loss before income taxes	$(1,453,316)	$(3,362,806)

Expected income tax recovery	$(382,000)	$(871,000)
Permanent differences	43,000	65,000
Share issue costs	(13,000)	(10,000)
Change in unrecognized deductible temporary differences	352,000	816,000
Recovery of prior years’ deferred income tax liabilities	-	(532,000)
Total deferred income tax (recovery) expense	$-	$(532,000)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2016	Expiry Date Range	2015	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	3,873,000	No expiry date	3,319,000	No expiry date
Property and equipment	119,000	No expiry date	114,000	No expiry date
Share issue costs	102,000	2037 to 2040	80,000	2036 to 2039
Allowable capital losses	1,591,000	No expiry date	577,000	No expiry date
Non-capital losses available for future periods	13,712,000	2017 to 2036	13,361,000	2016 to 2035

Tax attributes are subject to review, and potential adjustment, by tax authorities.

15.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $20,740.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS – continued

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

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2016, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

i)

Interest rate risk

As at September 30, 2016, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $4,000.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk – continued

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at September 30, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$421,699	$-	$-	$421,699

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash	$17,000	$-	$-	$17,000

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2015.

17.

CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) related to properties that were held by Minera Tarsis, S.A. de C.V., which the Company had applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) related to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties, Yago, Mezquites and San Pedro, to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

Registrant

Dated: January 31, 2017	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer

