Form 20-F/A
period 2016-12-31
Alianza Minerals Ltd.
filed 2017-05-22
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

Index to Exhibits on Page 116

- 2 -

Alianza Resources Ltd.

Form 20-F/A Annual Report

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

Other Matters

The financial statements of Alianza Minerals Ltd. (formerly known as Tarsis Resources Ltd.) as at and for the year ended September 30, 2014 were audited by other auditors, who expressed an unmodified opinion on those statements in their report to the shareholders dated January 29, 2015.

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

Alianza Minerals Ltd.

Registrant

Dated: May 19, 2017	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer

