Form 20-F
period 2017-09-30
Alianza Minerals Ltd.
filed 2018-02-15
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  35,286,668 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 112

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2017, 2016 and 2015 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2014 and 2013 were derived from the consolidated financial statements of the Company which have been audited by Davidson & Company LLP, Chartered Professional Accountants, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)*

	Year Ended 9/30/17	Year Ended 9/30/16	Year Ended 9/30/15	Year Ended 9/30/14	Year Ended 9/30/13

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$1	$3	$21	$2	$4
Net Loss	($1,283)	($1,453)	($2,831)	($4,118)	($1,317)
Total Comprehensive Loss	($1,315)	($1,544)	($2,751)	($4,089)	($1,321)
Basic and Diluted Loss Per Share	($0.04)	($0.07)	($0.30)	($0.84)	($0.33)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	31,366	20,381	9,298	4,886	3,982
Working Capital (deficit)	($61)	$332	($87)	$95	($88)
Mineral Properties	$2,278	$2,494	$2,933	$4,086	$7,203
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,786	$3,266	$3,107	$3,651	$6,622
Total Assets	$2,941	$3,512	$3,548	$4,327	$7,248
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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/17	$ 1.30	$ 1.37	$ 1.21	$ 1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	1.06

Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33

Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12
Three Months Ended 3/31/16	1.15	1.17	1.13	1.17

Three Months Ended 12/31/15	$ 1.34	$ 1.40	$ 1.29	$ 1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.25
Three Months Ended 3/31/15	1.26	1.28	1.17	1.27

January 2018		$ 1.25	$ 1.23	$ 1.23
December 2017		1.29	1.25	1.25
November 2017		1.29	1.25	1.29
October 2017		1.29	1.25	1.29
September 2017		1.25	1.21	1.25
August 2017		1.27	1.25	1.25
July 2017		1.30	1.24	1.25

The exchange rate was $1.23 on January 31, 2018.

Statement of Capitalization and Indebtedness

Not applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non-producing mineral properties. In particular, the following risk factors apply:

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

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The prices of natural resources are volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition or require the Company to cease operations altogether.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2017. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2017, the end of the most recent fiscal quarter, there were 35,441,668 common shares and no preferred shares issued and outstanding.

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

The Company has the following subsidiaries:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C.	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (1)	100%	Dominican Republic	Holding Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Yanac Peru Exploration LLC	100%	Delaware, USA	Holding Company
Yanac Minera Peru S.A.C.	100%	Peru	Exploration Company

 (1)   Estrella Gold DR, S.R.L is in the process of being wound up.

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

In November 2016, the Company commenced fieldwork on its Bellview, BP and Horsethief properties in Nevada. The Nevada program will further define drill targets and obtain the necessary drill permits for future drilling. This work successfully identified at third target area at Horsethief and outlined plans for a 1500 meter Reverse Circulation drill program on the property, which was approved by the Bureau of Land Management in January 2018.

During fiscal 2017, the Company acquired additional acreage by staking at Horsethief and BP in Nevada and filed applications for the acquisition of nine concessions in six properties in Peru.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in Nevada, USA, Peru, and the Yukon Territory, Canada. All of the Company's properties are currently at the exploration stage.

Nevada (United States) Properties

The Company currently has an interest in five Nevada exploration properties which were acquired in two separate transactions.

Owyhee
Orovada
NEVADA
BLACK ROCK DESERT
Winnemucca
Gerlach
Battle Mountain
Carlin
Elko
Wells
GREAT BASIN
BP
Bellview
Lovelock
Pyramid Lake
9769
RENO
Fallon
Austin
Eureka
Ely
McGill
CARSON CITY
Gardnerville
Yerington
Gabbs
NEVADA
11937 ft
East Walker
Hawthorne
Ashby
11301 ft
Warm Springs
Tonopah
Goldfield
Horsethief
Panaca
Caliente
Hiko
Beatty
9900 ft
LAS VEGAS
8502 ft
ALIANZA Minerals Ltd
TSX.V: ANZ
Nevada Portfolio
Gold Producers
Large
Medum
Past Producers
Alianza Properties
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
BIG ROCK EXP.
Prepared by:
Big Rock Exploration, LLC
08/08/2016

Under an agreement dated June 10, 2013 between the Company and Almaden Minerals, the Company acquired a 100% interest in the BP and BJS properties. The Company issued Almaden 400,000 common shares at a price of $0.55 per share (adjusted for the 1 for 10 common share consolidation), and a 2% NSR on any production from the properties. In addition to the acquisition of the BP and BJS properties, an area of influence will be outlined in Nevada, where Almaden will provide its proprietary data and concepts to the Company. In return the Company will issue 20,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 80,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties. In August 2015, the Company reduced the size of the BP property and dropped the BJS property and wrote-off capitalized property expenditures of $116,207. During fiscal 2017, the Company increased the size of the BP property by staking an additional 48 lode claims.

Under an agreement dated January 27, 2015, the Company acquired eight gold properties in Nevada from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 common shares (adjusted for the 1 for 10 common share consolidation) and granting Sandstorm an NSR ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on the eight properties. During fiscal 2015, the Company conducted first phase exploration, including rock sampling and prospecting, on the eight properties. In August 2015, the Company reduced the size of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties, and dropped the Hot Pot property. Capitalized property expenditures of $76,900 were written off. During 2016, the Company dropped the Columbia, Fri Gold and Kobeh properties and wrote off capitalized expenditures of $28,531. During 2017, the Company increased the size of the Horsethief property by staking an additional 33 lode claims.

The Company is currently looking to advance all of the five Nevada properties to joint-venture ready status or option them to other companies.

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche, Nevada. The property currently consists of 63 claims totaling 1,299 acres, as the Company dropped 66 claims of 1,478 acres in fiscal 2015 and staked 33 new claims in fiscal 2017. The Company has a 100% interest in the property, subject to a 1% NSR payable to Sandstorm on all the claims acquired from Sandstorm and a 2% NSR on some claims acquired from Sandstorm payable to Nevada Eagle Resources LLC (“NER”).

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

An exploration program conducted by contractor Big Rock Exploration commenced in November 2016. The 2016 program focused on gaining an understanding of the property stratigraphy and potential structural controls for mineralization. It was successful in identifying multiple new occurrences of jasperoid alteration in limestone and dolostone rocks considered to be Upper Cambrian age Dunderburg Formation. Sampling of both the jasperoids and carbonate rocks returned gold values ranging from below detection to 1.22 g/t gold and 10 of 68 rock samples collected returned gold values more than 0.10 g/t gold. A further 10 samples were considered anomalous in gold.

Two primary target areas have emerged, both characterized by jasperoid alteration, anomalous gold and pathfinder elements including silver, arsenic, mercury, molybdenum, and antimony,  geochemistry and complex structural setting. The North Horsethief target is dominated by a 900 by 150 metre jasperoid breccia occurrence at the contact of the Cambrian carbonate stratigraphy with Tertiary age volcanic tuffs that surround the property. Strongly anomalous gold geochemistry and coincident pathfinder element geochemistry in rocks and soils are associated with north-south, northeast and east-west oriented faulting. The highest rock sample reported from the property (sampled by a previous operator - 21.94 g/t gold) is located in this area. Immediately east of the main jasperoid body, vuggy fluorite and barite were noted in a smaller outcrop of jasperoid located on an east-west fault.

The second area, Horsethief South, lies approximately one kilometer southeast of Horsethief North. This area hosts jasperoid alteration coincident with east-west and lesser north-south and northeast oriented structures. Gold values are subdued as compared to the northern target, but pathfinder geochemical anomalies are strong for As, Hg, Sb and Mo in soils. A strong Induced Polarization (“IP”) geophysical anomaly exists at this target, persisting to depth to the limits of the survey (approximately 250 meters).

Bureau Veritas Minerals of Sparks, Nevada performed the analytical work using Ultra Trace (ICP-AES/MS) 53 element analysis (AQ252-EXT) using a 30-gram sample. Anomalous gold samples were then selected for Fire Assay - AAS analysis (FA430) to check and refine gold values further. Additionally, 10% of all samples will be sent to ALS for QA/QC check analysis.

In fiscal 2017, the Company staked an additional 33 claims which approximately doubled the size of the property. The Company also conducted additional exploration on the property, including the newly staked claims. A total of 56 panel, chip and grab rock samples were collected property-wide during the program. Sampling was conducted at existing targets as well as the new claims. Prospecting and geochemical sampling identified a third target area, the Stallion target, on the newly staked claims. Stallion consists of jasperoid outcrops with gold-arsenic-mercury-antimony geochemistry in rock samples. This new data, in conjunction with structural interpretation and IP/resistivity geophysics, prioritizes near surface targets underneath younger volcanic cover rocks that overlie eastern portions of the property.

The 2017 program was conducted by contractor Big Rock Exploration LLC. Rock samples were sent to Bureau Veritas Minerals in Reno, NV to be analyzed via 53 element ICPMS with Aqua Regia digestion (AQ252-EXT). All samples over 50 ppb Au where analyzed using a 30 gram sample gold Fire Assay (FA430). QA/QC using blanks, standards and duplicates were included; 10% of the samples will be sent to ALS for check analysis.

In addition to recently-identified surficial targets, a compilation of IP chargeability and resistivity data in conjunction with an updated structural interpretation has identified several buried targets that warrant drill testing. Drilling will target areas of coincident chargeability and resistivity anomalies, thought to represent potential mineralization (chargeability) in the carbonate stratigraphy (resistivity) at depth. Multiple areas with potential for gold deposition to occur are thought to exist, including at or near the contact between carbonate stratigraphy and overlying volcanic rocks, along favourable horizons within the carbonate stratigraphy and along fault structures.

The primary targets identified on the property include:

Horsethief North – A large jasperoid breccia exposure, 900 by 150 metres in size, at the contact of carbonate rocks and overlying volcanic rocks. A surface rock sample assayed 21.94 g/t gold. Three historic holes ended in mineralization at shallow depths and one hole intersected 39.6 m of 0.79 g/t gold. This target may represent an uplifted block of deeper jasperoid mineralization targeted elsewhere on the property.

Thoroughbred – This area is located 250 metres south of the Horsethief North, and may be an extension of that target. It consists of jasperoid on surface overlying a buried 500-metre diameter chargeability high anomaly. This area exhibits a high degree of structural complexity.

Horsethief South/Mustang – Mustang is large chargeability/coincident resistivity anomaly at depth that is the proposed source for gold bearing jasperoid on surface at the Horsethief South area. Historic drilling yielded a 6.1 metre intersection that averaged 1.22 g/t gold. The chargeability anomaly measures 1,000 by 800 meters in size.

Stallion Target – Stallion is a newly defined surficial target identified in 2017. Jasperoid outcrops with anomalous pathfinder element geochemistry are underlain by resistivity and chargeability (500 by 750 m) anomalies. The geophysical anomalies may represent the source for surface jasperoid exposures.

Clydesdale Target – The target consists of a 250 meter-diameter IP chargeability anomaly associated with a northeast structure in the southern portion of the property.

The Company has plans for a minimum 1,500 meter reverse circulation drill program to test multiple targets on the property, including the new targets identified in the recent programs. The Bureau of Land Management for the Ely District has accepted the Notice of Intent for the drill program for 2018.

BP Property

In May 2013, the Company commenced exploration on the BP property. The BP property consists of 142 claims of approximately 2,840 acres. It is road accessible via Nevada State highways 278 or 228, approximately 60 kilometers south of Carlin, Nevada. A network of trails on the property provides access to all areas of interest. There is no infrastructure on the property, and powerlines follow Highway 278, approximately 10 kilometers from the property.

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

In November 2016, the Company began a new exploration program on the property conducted by contractor Big Rock Exploration LLC. This program focused on delineating controlling structures related to jasperoid formation, identifying new jasperoid occurrences and geochemical sampling where gaps in sampling exist. Mapping identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additional evidence of favorable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. Significantly, new jasperoid occurrences were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Jasperoids are elevated in gold and pathfinder geochemistry, including arsenic, barium, mercury, molybdenum and antimony. Three areas have been identified for follow up in subsequent programs. Additional mapping, prospecting, soil and rock sampling and geophysical surveys are being considered.

Bureau Veritas Minerals of Sparks, Nevada performed the analytical work using Ultra Trace (ICP-AES/MS) 53 element analysis (AQ252-EXT) using a 30-gram sample. Anomalous gold samples were then selected for Fire Assay – AAS analysis (FA430) to check and refine gold values further. Additionally, 10% of all samples will be sent to ALS for QA/QC check analysis.

In June 2017, the Company announced that it has increased the size of the BP property by staking 48 additional BLM lode mining claims. These claims were added to cover prospective geology and anomalous multi-element pathfinder geochemistry.

The Company is actively pursuing a JV partner for the BP project.

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

A new exploration program conducted by contractor Big Rock Exploration commenced in November 2016. At the CS Target, the current program identified new jasperoid occurrences on a significant northwest trending structure where it intersected prospective carbonate stratigraphy. Additionally, the CS Target hosts elevated gold and arsenic geochemistry and a sub-surface Induced Polarization (IP) chargeability anomaly. Gold values in rock samples range from below detection to 1.21 g/t from silicified limestone. The CS Target is considered a high-priority target for drilling.

Bureau Veritas Minerals of Sparks, Nevada performed the analytical work using Ultra Trace (ICP-AES/MS) 53 element analysis (AQ252-EXT) using a 30-gram sample. Anomalous gold samples were then selected for Fire Assay – AAS analysis (FA430) to check and refine gold values further. Additionally, 10% of all samples will be sent to ALS for QA/QC check analysis.

The Company is actively pursuing a JV partner for the Bellview project.

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

The property is subject to a 2% NSR payable to NER and a 1% NSR to Sandstorm. In August 2017, the Company announced it has leased the property to Nevada Canyon Gold Corp. Under the agreement, Nevada Canyon paid the Company US$1,000 upon signing and will make annual payments of US$2,000. Nevada Canyon will also grant the Company a 2% NSR. Nevada Canyon will be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

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

Peruvian Properties

Yanac Property

The Yanac Property is an approximate 1,572 hectares copper-molybdenum exploration project located in the Ica Department of Southern Peru. The Company currently has a 100% interest in the property, subject to a 0.5% NSR.

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

The property currently consists of three claims held by the Limited Liability Company, Yanac Mining. During fiscal 2017, the Company reduced the size of the property by dropping certain claims. The details of each remaining claim are in the following table:

Claim Name	Claim Number	Claim Size (in Hectares)	Staking Date	Recording Date
YANAC I	01-02949-11	800	04/26/11	02/29/12
YANAC II	01-02944-11	472	04/26/11	02/29/12
YANAC IV	01-05096-11	300	11/02/11	03/07/14

The annual tax due on the property claims is $4,717.

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

The Company is currently seeking a partner to fund an initial drill test on the property. A multiphase, 20 hole drill program has been planned and budgeted, and could be initiated in 2018.

La Estrella Property

The La Estrella Property is an approximate 1,200 hectare gold-silver exploration project located in the Huancavelica Department of Southern Peru. The Company currently has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

- 24 -

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

The property consists of three claims. During fiscal 2017, the Company reduced the size of the property by dropping one claim of 1000 hectares. The details of each remaining claim are in the following table:

Claim Name	Claim Number	Claim Size (in Hectares)	Staking Date	Recording Date
Cinco Hermanos	06008353X01	100	02/17/87	08/02/06
Jaime 1	010204399	537	11/05/99	08/02/06
Julia 1	010204499	563	11/05/99	08/02/06

The annual tax due on the property claims is $3,600, and the annual penalties are estimated at $10,749, depending on any credits based on the levels of annual exploration expenditures.

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

ISY Property

The ISY Property was an approximate 2,900 hectare gold-silver exploration project located in the Ayacucho Department of Southern Peru. The Company formerly held a 100% interest in the property as during fiscal 2017, the Company dropped the Isy claims and no longer holds any interest in the project.

Additional Peruvian Properties

The Company has been conducting a generative exploration program in Peru designed to identify new properties for acquisition. Target types include base metal deposits of the Central Peruvian Polymetalic belt, epithermal gold and silver targets of the Southern Peru Epithermal Gold and Silver belt, and porphyry copper-gold targets of the Apurimac and Southern Peru Porphyry Copper belts. The target properties were internally generated from a range of criteria including metallogeny, regional geology, regional structure, private and public geochemical databases, favorable CSR conditions, and local knowledge.

As a result of this work, the Company filed an application with the Peruvian authorities for nine concessions comprising six properties in Central Peru. The details of each applied claim are in the following table:

Claim Name	Claim Number	Claim Size (in Hectares)	Staking Date
Killay 01	01-01635-16	1,000	04/12/16
Killay 02	01-01636-16	500	04/12/16
Collque	01-01637-16	900	04/12/16
Inti Qori 01	01-01638-16	1,000	04/12/16
Inti Qori 02	01-01639-16	1,000	04/12/16
Kusi Urqu 01	01-01640-16	900	04/12/16
Kusi Urqu 02	01-01641-16	700	04/12/16
Qhapac	01-01642-16	900	04/12/16
Qori Nina	01-01643-16	900	04/12/16

The annual tax due on the 9 claims would be $23,400.

These new properties target base metals mineralization in the Peruvian Polymetallic Belt. The Company is planning reconnaissance exploration programs on all six of the properties once the concession grants are completed.

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

Details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YB89971	MOR	1	9/18/1997	8/27/1997	4/29/2028
YB89972	MOR	2	9/18/1997	8/27/1997	4/29/2028
YB89973	MOR	3	9/18/1997	8/27/1997	4/29/2028
YB89974	MOR	4	9/18/1997	8/27/1997	4/29/2028
YB91626	MOR	5	9/4/1998	8/22/1998	4/29/2025
YB91627	MOR	6	9/4/1998	8/22/1998	4/29/2025
YB91628	MOR	7	9/4/1998	8/22/1998	4/29/2025
YB91629	MOR	8	9/4/1998	8/22/1998	4/29/2025
YB91820	MOR	9	9/28/1998	9/23/1998	4/29/2025
YB91821	MOR	10	9/28/1998	9/23/1998	4/29/2025

YB91822	MOR	11	9/28/1998	9/23/1998	4/29/2025
YB91823	MOR	12	9/28/1998	9/23/1998	4/29/2025
YB92029	MOR	13	4/29/1999	4/17/1999	4/29/2026
YB92030	MOR	14	4/29/1999	4/17/1999	4/29/2026
YB92031	MOR	15	4/29/1999	4/17/1999	4/29/2026
YB92032	MOR	16	4/29/1999	4/17/1999	4/29/2026
YB92033	MOR	17	4/29/1999	4/17/1999	4/29/2026
YB92034	MOR	18	4/29/1999	4/17/1999	4/29/2026
YB92035	MOR	19	4/29/1999	4/17/1999	4/29/2026
YB92036	MOR	20	4/29/1999	4/17/1999	4/29/2026
YB92037	MOR	21	4/29/1999	4/17/1999	4/29/2026
YB92038	MOR	22	4/29/1999	4/17/1999	4/29/2026
YB92039	MOR	23	4/29/1999	4/17/1999	4/29/2026
YB92040	MOR	24	4/29/1999	4/17/1999	4/29/2026
YB92041	MOR	25	4/29/1999	4/17/1999	4/29/2026
YB92042	MOR	26	4/29/1999	4/17/1999	4/29/2026
YB92043	MOR	27	4/29/1999	4/17/1999	4/29/2026
YB92044	MOR	28	4/29/1999	4/17/1999	4/29/2026
YB92045	MOR	29	4/29/1999	4/17/1999	4/29/2026
YB92046	MOR	30	4/29/1999	4/17/1999	4/29/2026
YB92047	MOR	31	4/29/1999	4/17/1999	4/29/2026
YB92048	MOR	32	4/29/1999	4/17/1999	4/29/2026
YB92049	MOR	33	4/29/1999	4/17/1999	4/29/2026
YB92050	MOR	34	4/29/1999	4/17/1999	4/29/2026
YB92051	MOR	35	4/29/1999	4/17/1999	4/29/2026
YB92052	MOR	36	4/29/1999	4/17/1999	4/29/2026
YB92053	MOR	37	4/29/1999	4/17/1999	4/29/2026
YB92054	MOR	38	4/29/1999	4/17/1999	4/29/2026
YB92055	MOR	39	4/29/1999	4/17/1999	4/29/2026
YB92056	MOR	40	4/29/1999	4/17/1999	4/29/2026
YB92057	MOR	41	4/29/1999	4/17/1999	4/29/2026
YB92058	MOR	42	4/29/1999	4/17/1999	4/29/2026
YB92059	MOR	43	4/29/1999	4/17/1999	4/29/2026
YB92060	MOR	44	4/29/1999	4/17/1999	4/29/2026
YB92061	MOR	45	4/29/1999	4/17/1999	4/29/2026
YB92062	MOR	46	4/29/1999	4/17/1999	4/29/2026
YB92063	MOR	47	4/29/1999	4/17/1999	4/29/2026
YB92064	MOR	48	4/29/1999	4/17/1999	4/29/2026
YB92065	MOR	49	4/29/1999	4/17/1999	4/29/2026
YB92066	MOR	50	4/29/1999	4/17/1999	4/29/2026
YB92067	MOR	51	4/29/1999	4/17/1999	4/29/2026
YB92068	MOR	52	4/29/1999	4/17/1999	4/29/2026
YC71599	MOR	53	6/26/2007	6/12/2007	4/29/2022
YC71600	MOR	54	6/26/2007	6/12/2007	4/29/2022

YC71601	MOR	55	6/26/2007	6/12/2007	4/29/2022
YC71602	MOR	56	6/26/2007	6/12/2007	4/29/2022
YC71603	MOR	57	6/26/2007	6/12/2007	4/29/2022
YC71604	MOR	58	6/26/2007	6/12/2007	4/29/2022
YC71605	MOR	59	6/26/2007	6/12/2007	4/29/2022
YC71606	MOR	60	6/26/2007	6/12/2007	4/29/2022
YC71607	MOR	61	6/26/2007	6/12/2007	4/29/2022
YC71608	MOR	62	6/26/2007	6/12/2007	4/29/2022
YC71609	MOR	63	6/26/2007	6/12/2007	4/29/2022
YC71610	MOR	64	6/26/2007	6/12/2007	4/29/2022
YC71611	MOR	65	6/26/2007	6/12/2007	4/29/2022
YC71612	MOR	66	6/26/2007	6/12/2007	4/29/2022
YC71613	MOR	67	6/26/2007	6/12/2007	4/29/2022
YC71614	MOR	68	6/26/2007	6/12/2007	4/29/2022
YC71615	MOR	69	6/26/2007	6/12/2007	4/29/2022
YC71616	MOR	70	6/26/2007	6/12/2007	4/29/2022
YC71617	MOR	71	6/26/2007	6/12/2007	4/29/2022
YC71618	MOR	72	6/26/2007	6/12/2007	4/29/2022
YC71619	MOR	73	6/26/2007	6/12/2007	4/29/2022
YC71620	MOR	74	6/26/2007	6/12/2007	4/29/2022
YC71621	MOR	75	6/26/2007	6/12/2007	4/29/2022
YC71622	MOR	76	6/26/2007	6/12/2007	4/29/2022
YC71623	MOR	77	6/26/2007	6/12/2007	4/29/2022
YC71624	MOR	78	6/26/2007	6/12/2007	4/29/2022
YC71625	MOR	79	6/26/2007	6/12/2007	4/29/2022
YC71626	MOR	80	6/26/2007	6/12/2007	4/29/2022
YC71627	MOR	81	6/26/2007	6/12/2007	4/29/2022
YC71628	MOR	82	6/26/2007	6/12/2007	4/29/2022
YC71629	MOR	83	6/26/2007	6/12/2007	4/29/2022
YC71630	MOR	84	6/26/2007	6/12/2007	4/29/2022
YC71631	MOR	85	6/26/2007	6/12/2007	4/29/2022
YC71632	MOR	86	6/26/2007	6/12/2007	4/29/2022
YC71633	MOR	87	6/26/2007	6/12/2007	4/29/2022
YC71634	MOR	88	6/26/2007	6/12/2007	4/29/2022
YC71635	MOR	89	6/26/2007	6/12/2007	4/29/2022
YC71636	MOR	90	6/26/2007	6/12/2007	4/29/2022
YC71637	MOR	91	6/26/2007	6/12/2007	4/29/2022
YC71638	MOR	92	6/26/2007	6/12/2007	4/29/2022
YC71639	MOR	93	6/26/2007	6/12/2007	4/29/2022
YC71640	MOR	94	6/26/2007	6/12/2007	4/29/2022
YC71641	MOR	95	6/26/2007	6/12/2007	4/29/2022
YC71642	MOR	96	6/26/2007	6/12/2007	4/29/2022
YC71643	MOR	97	6/26/2007	6/12/2007	4/29/2022
YC71644	MOR	98	6/26/2007	6/12/2007	4/29/2022
YC71645	MOR	99	6/26/2007	6/12/2007	4/29/2022
YC71646	MOR	100	6/26/2007	6/12/2007	4/29/2022

YC71647	MOR	101	6/26/2007	6/12/2007	4/29/2022
YC71648	MOR	102	6/26/2007	6/12/2007	4/29/2022
YC71649	MOR	103	6/26/2007	6/12/2007	4/29/2022
YC71650	MOR	104	6/26/2007	6/12/2007	4/29/2022
YC71651	MOR	105	6/26/2007	6/12/2007	4/29/2022
YC71652	MOR	106	6/26/2007	6/12/2007	4/29/2022
YC72301	MOR	107	10/4/2007	9/25/2007	4/29/2021
YC72302	MOR	108	10/4/2007	9/25/2007	4/29/2021
YC72303	MOR	109	10/4/2007	9/25/2007	4/29/2021
YC72304	MOR	110	10/4/2007	9/25/2007	4/29/2021
YC72305	MOR	111	10/4/2007	9/25/2007	4/29/2021
YC72306	MOR	112	10/4/2007	9/25/2007	4/29/2021
YC72307	MOR	113	10/4/2007	9/25/2007	4/29/2021
YC72308	MOR	114	10/4/2007	9/25/2007	4/29/2021
YC72309	MOR	115	10/4/2007	9/25/2007	4/29/2021
YC72310	MOR	116	10/4/2007	9/25/2007	4/29/2021
YC72311	MOR	117	10/4/2007	9/25/2007	4/29/2021
YC72312	MOR	118	10/4/2007	9/25/2007	4/29/2021
YC72313	MOR	119	10/4/2007	9/25/2007	4/29/2021
YC72314	MOR	120	10/4/2007	9/25/2007	4/29/2021
YC72315	MOR	121	10/4/2007	9/25/2007	4/29/2021
YC72316	MOR	122	10/4/2007	9/25/2007	4/29/2021
YC72317	MOR	123	10/4/2007	9/25/2007	4/29/2021
YC72318	MOR	124	10/4/2007	9/25/2007	4/29/2021
YC72319	MOR	125	10/4/2007	9/25/2007	4/29/2021
YC72320	MOR	126	10/4/2007	9/25/2007	4/29/2021
YC72321	MOR	127	10/4/2007	9/25/2007	4/29/2021
YC72322	MOR	128	10/4/2007	9/25/2007	4/29/2021
YC72323	MOR	129	10/4/2007	9/25/2007	4/29/2021
YC72324	MOR	130	10/4/2007	9/25/2007	4/29/2021
YC72325	MOR	131	10/4/2007	9/25/2007	4/29/2021
YC72326	MOR	132	10/4/2007	9/25/2007	4/29/2021
YC72327	MOR	133	10/4/2007	9/25/2007	4/29/2021
YC72328	MOR	134	10/4/2007	9/25/2007	4/29/2021
YC72329	MOR	135	10/4/2007	9/25/2007	4/29/2021
YC72330	MOR	136	10/4/2007	9/25/2007	4/29/2021
YC72331	MOR	137	10/4/2007	9/25/2007	4/29/2021
YC72332	MOR	138	10/4/2007	9/25/2007	4/29/2021
YC72333	MOR	139	10/4/2007	9/25/2007	4/29/2021
YC72334	MOR	140	10/4/2007	9/25/2007	4/29/2021
YC72335	MOR	141	10/4/2007	9/25/2007	4/29/2021
YC72336	MOR	142	10/4/2007	9/25/2007	4/29/2021
YC72337	MOR	143	10/4/2007	9/25/2007	4/29/2021
YC72338	MOR	144	10/4/2007	9/25/2007	4/29/2021
YC72339	MOR	145	10/4/2007	9/25/2007	4/29/2021

YC72340	MOR	146	10/4/2007	9/25/2007	4/29/2021
YC72341	MOR	147	10/4/2007	9/25/2007	4/29/2021
YC72342	MOR	148	10/4/2007	9/25/2007	4/29/2021
YC72343	MOR	149	10/4/2007	9/25/2007	4/29/2021
YC72344	MOR	150	10/4/2007	9/25/2007	4/29/2021
YC72345	MOR	151	10/4/2007	9/25/2007	4/29/2021
YC72346	MOR	152	10/4/2007	9/25/2007	4/29/2021
YC72347	MOR	153	10/4/2007	9/25/2007	4/29/2021
YC72348	MOR	154	10/4/2007	9/25/2007	4/29/2021
YC72349	MOR	155	10/4/2007	9/25/2007	4/29/2021
YC72350	MOR	156	10/4/2007	9/25/2007	4/29/2021
YC72351	MOR	157	10/4/2007	9/26/2007	4/29/2021
YC72352	MOR	158	10/4/2007	9/26/2007	4/29/2021
YC72353	MOR	159	10/4/2007	9/26/2007	4/29/2021
YC72354	MOR	160	10/4/2007	9/26/2007	4/29/2021
YC72355	MOR	161	10/4/2007	9/26/2007	4/29/2021
YC72356	MOR	162	10/4/2007	9/26/2007	4/29/2021
YC72357	MOR	163	10/4/2007	9/26/2007	4/29/2021
YC72358	MOR	164	10/4/2007	9/26/2007	4/29/2021
YC72359	MOR	165	10/4/2007	9/26/2007	4/29/2021
YC72360	MOR	166	10/4/2007	9/26/2007	4/29/2021
YC72361	MOR	167	10/4/2007	9/26/2007	4/29/2021
YC72362	MOR	168	10/4/2007	9/26/2007	4/29/2021
YC72363	MOR	169	10/4/2007	9/26/2007	4/29/2021
YC72364	MOR	170	10/4/2007	9/26/2007	4/29/2021
YC72365	MOR	171	10/4/2007	9/26/2007	4/29/2021
YC72366	MOR	172	10/4/2007	9/26/2007	4/29/2021
YC72367	MOR	173	10/4/2007	9/26/2007	4/29/2021
YC72368	MOR	174	10/4/2007	9/26/2007	4/29/2021
YC72369	MOR	175	10/4/2007	9/26/2007	4/29/2021
YC72370	MOR	176	10/4/2007	9/26/2007	4/29/2021
YC72371	MOR	177	10/4/2007	9/26/2007	4/29/2021
YC72372	MOR	178	10/4/2007	9/26/2007	4/29/2021
YC72373	MOR	179	10/4/2007	9/26/2007	4/29/2021
YC72374	MOR	180	10/4/2007	9/26/2007	4/29/2021
YC72375	MOR	181	10/4/2007	9/26/2007	4/29/2021
YC72376	MOR	182	10/4/2007	9/26/2007	4/29/2021
YC72377	MOR	183	10/4/2007	9/26/2007	4/29/2021
YC72378	MOR	184	10/4/2007	9/26/2007	4/29/2021
YC72379	MOR	185	10/4/2007	9/25/2007	4/29/2017*
YC72380	MOR	186	10/4/2007	9/25/2007	4/29/2017*
YC72381	MOR	187	10/4/2007	9/25/2007	4/29/2017*
YC72382	MOR	188	10/4/2007	9/25/2007	4/29/2017*

YC72383	MOR	189	10/4/2007	9/25/2007	4/29/2017*
YC72384	MOR	190	10/4/2007	9/25/2007	4/29/2017*
YC72385	MOR	191	10/4/2007	9/25/2007	4/29/2017*
YC72386	MOR	192	10/4/2007	9/25/2007	4/29/2017*
YC72387	MOR	193	10/4/2007	9/25/2007	4/29/2017*
YC72388	MOR	194	10/4/2007	9/25/2007	4/29/2017*
YC72389	MOR	195	10/4/2007	9/25/2007	4/29/2017*
YC72390	MOR	196	10/4/2007	9/25/2007	4/29/2017*
YC72391	MOR	197	10/4/2007	9/25/2007	4/29/2021
YC72392	MOR	198	10/4/2007	9/25/2007	4/29/2021
YC72393	MOR	199	10/4/2007	9/25/2007	4/29/2021
YC72394	MOR	200	10/4/2007	9/25/2007	4/29/2021
YC72395	MOR	201	10/4/2007	9/25/2007	4/29/2021
YC72396	MOR	202	10/4/2007	9/25/2007	4/29/2021
YC72397	MOR	203	10/4/2007	9/25/2007	4/29/2021
YC72398	MOR	204	10/4/2007	9/25/2007	4/29/2021
YC72399	MOR	205	10/4/2007	9/25/2007	4/29/2017*
YC72400	MOR	206	10/4/2007	9/25/2007	4/29/2017*
YC72401	MOR	207	10/4/2007	9/25/2007	4/29/2017*
YC72402	MOR	208	10/4/2007	9/25/2007	4/29/2017*
YC72403	MOR	209	10/4/2007	9/25/2007	4/29/2017*
YC72404	MOR	210	10/4/2007	9/25/2007	4/29/2017*
YC72405	MOR	211	10/4/2007	9/25/2007	4/29/2017*
YC72406	MOR	212	10/4/2007	9/25/2007	4/29/2017*
YC72407	MOR	213	10/4/2007	9/25/2007	4/29/2017*
YC72408	MOR	214	10/4/2007	9/25/2007	4/29/2017*
YC72409	MOR	215	10/4/2007	9/25/2007	4/29/2017*
YC72410	MOR	216	10/4/2007	9/25/2007	4/29/2017*
YC72411	MOR	217	10/4/2007	9/25/2007	4/29/2021
YC72412	MOR	218	10/4/2007	9/25/2007	4/29/2021
YC72413	MOR	219	10/4/2007	9/25/2007	4/29/2021
YC72414	MOR	220	10/4/2007	9/25/2007	4/29/2021
YC72415	MOR	221	10/4/2007	9/25/2007	4/29/2021
YC72416	MOR	222	10/4/2007	9/25/2007	4/29/2021
YC72417	MOR	223	10/4/2007	9/25/2007	4/29/2021
YC72418	MOR	224	10/4/2007	9/25/2007	4/29/2021
YC73523	MOR	225	7/14/2008	7/4/2008	4/29/2022
YC73524	MOR	226	7/14/2008	7/4/2008	4/29/2022
YC73525	MOR	227	7/14/2008	7/4/2008	4/29/2022
YC73526	MOR	228	7/14/2008	7/4/2008	4/29/2022
YC73527	MOR	229	7/14/2008	7/4/2008	4/29/2022

YC73528	MOR	230	7/14/2008	7/4/2008	4/29/2022
YC73529	MOR	231	7/14/2008	7/4/2008	4/29/2022
YC73530	MOR	232	7/14/2008	7/4/2008	4/29/2022
YC73531	MOR	233	7/14/2008	7/4/2008	4/29/2022
YC73532	MOR	234	7/14/2008	7/4/2008	4/29/2022
YC73533	MOR	235	7/14/2008	7/4/2008	4/29/2022
YC73534	MOR	236	7/14/2008	7/4/2008	4/29/2022
YC73535	MOR	237	7/14/2008	7/4/2008	4/29/2022
YC73536	MOR	238	7/14/2008	7/4/2008	4/29/2022
YC73537	MOR	239	7/14/2008	7/4/2008	4/29/2022
YC73538	MOR	240	7/14/2008	7/4/2008	4/29/2022
YC73539	MOR	241	7/14/2008	7/4/2008	4/29/2022
YC73540	MOR	242	7/14/2008	7/4/2008	4/29/2022
YC73541	MOR	243	7/14/2008	7/4/2008	4/29/2022
YC73542	MOR	244	7/14/2008	7/4/2008	4/29/2022
YC73543	MOR	245	7/14/2008	7/4/2008	4/29/2022
YC73544	MOR	246	7/14/2008	7/4/2008	4/29/2022
YC73545	MOR	247	7/14/2008	7/4/2008	4/29/2022
YC73546	MOR	248	7/14/2008	7/4/2008	4/29/2022
YC73547	MOR	249	7/14/2008	7/4/2008	4/29/2022
YC73548	MOR	250	7/14/2008	7/4/2008	4/29/2022
YC73549	MOR	251	7/14/2008	7/4/2008	4/29/2022
YC73550	MOR	252	7/14/2008	7/4/2008	4/29/2022
YC73551	MOR	253	7/14/2008	7/4/2008	4/29/2022
YC73552	MOR	254	7/14/2008	7/4/2008	4/29/2022
YC73553	MOR	255	7/14/2008	7/4/2008	4/29/2022
YC73554	MOR	256	7/14/2008	7/4/2008	4/29/2022
YC73555	MOR	257	7/14/2008	7/4/2008	4/29/2022
YC73556	MOR	258	7/14/2008	7/4/2008	4/29/2022
YC73557	MOR	259	7/14/2008	7/4/2008	4/29/2022
YC73558	MOR	260	7/14/2008	7/4/2008	4/29/2022
YC73559	MOR	261	7/14/2008	7/4/2008	4/29/2022
YC73560	MOR	262	7/14/2008	7/4/2008	4/29/2022
YC73561	MOR	263	7/14/2008	7/4/2008	4/29/2022
YC73562	MOR	264	7/14/2008	7/4/2008	4/29/2022
YC73563	MOR	265	7/14/2008	7/4/2008	4/29/2022
YC73564	MOR	266	7/14/2008	7/4/2008	4/29/2022
YC73565	MOR	267	7/14/2008	7/4/2008	4/29/2022
YC73566	MOR	268	7/14/2008	7/4/2008	4/29/2022
YC73567	MOR	269	7/14/2008	7/4/2008	4/29/2022
YC73568	MOR	270	7/14/2008	7/4/2008	4/29/2022

YC73569	MOR	271	7/14/2008	7/4/2008	4/29/2022
YC73570	MOR	272	7/14/2008	7/4/2008	4/29/2022
YC73571	MOR	273	7/14/2008	7/4/2008	4/29/2022
YC73572	MOR	274	7/14/2008	7/4/2008	4/29/2022
YC73573	MOR	275	7/14/2008	7/4/2008	4/29/2022
YC73574	MOR	276	7/14/2008	7/4/2008	4/29/2022
YC73575	MOR	277	7/14/2008	7/4/2008	4/29/2022
YC73576	MOR	278	7/14/2008	7/4/2008	4/29/2022
YC73577	MOR	279	7/14/2008	7/4/2008	4/29/2022
YC73578	MOR	280	7/14/2008	7/4/2008	4/29/2022
YC73579	MOR	281	7/14/2008	7/4/2008	4/29/2022
YC73580	MOR	282	7/14/2008	7/4/2008	4/29/2022
YC73581	MOR	283	7/14/2008	7/4/2008	4/29/2022
YC73582	MOR	284	7/14/2008	7/4/2008	4/29/2022
YC73583	MOR	285	7/14/2008	7/4/2008	4/29/2022
YC73584	MOR	286	7/14/2008	7/4/2008	4/29/2022
YC73585	MOR	287	7/14/2008	7/4/2008	4/29/2022
YC73586	MOR	288	7/14/2008	7/4/2008	4/29/2022
YC73587	MOR	289	7/14/2008	7/4/2008	4/29/2022
YC73588	MOR	290	7/14/2008	7/4/2008	4/29/2022

*  The Yukon Government provides relief from assessment on claims in this area. Although the expiry date has passed, the Company continues to hold these claims in good standing.

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

The details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YA70524	TIM	112	9/26/1983	9/11/1983	9/19/2017*
YA91111	TIM	171	7/2/1986	6/28/1986	9/19/2017*
YA91112	TIM	172	7/2/1986	6/28/1986	9/19/2017*
YA91113	TIM	173	7/2/1986	6/29/1986	9/19/2017*
YA91114	TIM	174	7/2/1986	6/29/1986	9/19/2017*
YA91115	TIM	175	7/2/1986	6/29/1986	9/19/2017*
YA91116	TIM	176	7/2/1986	6/29/1986	9/19/2017*
YA91118	TIM	178	7/2/1986	6/29/1986	9/19/2017*
YA91127	TIM	187	7/2/1986	7/1/1986	9/19/2018
YA91129	TIM	189	7/2/1986	7/1/1986	9/19/2018
YC72048	TOM	63	9/19/2007	9/15/2007	9/19/2017*
YC72049	TOM	64	9/19/2007	9/15/2007	9/19/2017*
YC72050	TOM	65	9/19/2007	9/15/2007	9/19/2017*
YC72051	TOM	66	9/19/2007	9/15/2007	9/19/2017*
YC72052	TOM	67	9/19/2007	9/15/2007	9/19/2017*
YC72053	TOM	68	9/19/2007	9/15/2007	9/19/2017*
YC72054	TOM	69	9/19/2007	9/15/2007	9/19/2017*
YC72055	TOM	70	9/19/2007	9/15/2007	9/19/2017*
YC72057	TOM	72	9/19/2007	9/15/2007	9/19/2017*
YC72059	TOM	74	9/19/2007	9/15/2007	9/19/2018
YC72077	TOM	92	9/19/2007	9/14/2007	9/19/2018
YC72078	TOM	93	9/19/2007	9/14/2007	9/19/2018
YC72079	TOM	94	9/19/2007	9/15/2007	9/19/2018
YC72080	TOM	95	9/19/2007	9/15/2007	9/19/2018
YC72081	TOM	96	9/19/2007	9/15/2007	9/19/2019
YC72083	TOM	98	9/19/2007	9/16/2007	9/19/2017*
YC72085	TOM	100	9/19/2007	9/16/2007	9/19/2017*
YC72087	TOM	102	9/19/2007	9/16/2007	9/19/2017*
YC72089	TOM	104	9/19/2007	9/16/2007	9/19/2017*
YC72091	TOM	106	9/19/2007	9/16/2007	9/19/2017*
YC72092	TOM	107	9/19/2007	9/16/2007	9/19/2017*
YC72093	TOM	108	9/19/2007	9/16/2007	9/19/2017*
YC72094	TOM	109	9/19/2007	9/16/2007	9/19/2017*
YC72095	TOM	110	9/19/2007	9/16/2007	9/19/2017*
YC72096	TOM	111	9/19/2007	9/16/2007	9/19/2017*
YC72097	TOM	112	9/19/2007	9/16/2007	9/19/2017*

YC72098	TOM	113	9/19/2007	9/16/2007	9/19/2017*
YC72099	TOM	114	9/19/2007	9/16/2007	9/19/2017*
YC72100	TOM	115	9/19/2007	9/16/2007	9/19/2017*
YC72101	TOM	116	9/19/2007	9/16/2007	9/19/2017*
YC72102	TOM	117	9/19/2007	9/16/2007	9/19/2017*
YC72103	TOM	118	9/19/2007	9/16/2007	9/19/2017*
YC72104	TOM	119	9/19/2007	9/16/2007	9/19/2017*
YC72105	TOM	120	9/19/2007	9/16/2007	9/19/2017*
YC72106	TOM	121	9/19/2007	9/16/2007	9/19/2017*
YC72107	TOM	122	9/19/2007	9/16/2007	9/19/2017*
YC72108	TOM	123	9/19/2007	9/16/2007	9/19/2017*
YC72109	TOM	124	9/19/2007	9/16/2007	9/19/2017*
YC72110	TOM	125	9/19/2007	9/16/2007	9/19/2017*
YC72111	TOM	126	9/19/2007	9/17/2007	9/19/2017*
YC72112	TOM	127	9/19/2007	9/17/2007	9/19/2017*
YC72113	TOM	128	9/19/2007	9/17/2007	9/19/2017*
YC72114	TOM	129	9/19/2007	9/17/2007	9/19/2017*
YC72115	TOM	130	9/19/2007	9/16/2007	9/19/2017*
YC72116	TOM	131	9/19/2007	9/16/2007	9/19/2017*
YC72117	TOM	133	9/19/2007	9/16/2007	9/19/2017*
YC72118	TOM	134	9/19/2007	9/16/2007	9/19/2017*
YC72119	TOM	135	9/19/2007	9/16/2007	9/19/2017*
YC72120	TOM	136	9/19/2007	9/17/2007	9/19/2017*
YC72121	TOM	137	9/19/2007	9/17/2007	9/19/2017*
YC72122	TOM	138	9/19/2007	9/17/2007	9/19/2017*
YC72123	TOM	139	9/19/2007	9/17/2007	9/19/2017*
YC72124	TOM	140	9/19/2007	9/17/2007	9/19/2017*
YC72125	TOM	141	9/19/2007	9/17/2007	9/19/2017*
YC72144	TOM	160	9/19/2007	9/17/2007	9/19/2017*
YC72146	TOM	162	9/19/2007	9/17/2007	9/19/2017*
YC72148	TOM	164	9/19/2007	9/17/2007	9/19/2017*
YC72150	TOM	166	9/19/2007	9/17/2007	9/19/2017*
YC72152	TOM	168	9/19/2007	9/17/2007	9/19/2017*
YC72153	TOM	169	9/19/2007	9/17/2007	9/19/2017*
YC72154	TOM	170	9/19/2007	9/17/2007	9/19/2017*
YC72155	TOM	171	9/19/2007	9/17/2007	9/19/2017*

*  The Yukon Government provides relief from assessment on claims in this area. Although the expiry date has passed, the Company continues to hold these claims in good standing.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.25 on September 30, 2017.

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

Results of Operations

Year Ended September 30, 2017 vs. Year Ended September 30, 2016

During the year ended September 30, 2017, the Company completed exploration programs on the Horsethief, BP and Bellview properties in Nevada. Additional claims were staked at the Horsethief and BP properties. In Peru, certain claims were relinquished at the La Estrella and Yanac projects in Peru, and the Isy property was dropped, and the Company wrote-off the related capitalized mineral property exploration expenditures.

The comprehensive loss for the year ended September 30, 2017 was ($1,314,646), or ($0.04) per share, compared to a comprehensive loss of ($1,543,972), or ($0.07) per share, for the year ended September 30, 2016.

In the current year, expenses totaled $686,377, which was a decrease of $207,432 compared to expenses of $893,809 for the year ended September 30, 2016. Significant changes occurred in accounting and legal fees, which fell to $190,180 from $220,689; Investor relations rose to $75,297 from $48,249; Office expenses increased to $58,078 from $52,706; Share based payments was $nil compared to $164,206 in the prior year as the Company issued no stock options in the current year; Travel rose to $31,135 from $15,436, and wages, benefits and consulting fees declined to $220,478 from $281,944.

Interest income was $1,048 compared to $3,197 in the prior year due to lower average cash balances. Foreign exchange loss declined to $14,335 from $35,037 due to more favorable exchange rates. Gain on disposal of equipment was $nil compared to $2,480; and write-down of exploration and evaluation assets was $583,776 compared to $530,147 as the Isy property and portions of the La Estrella and Yanac properties were dropped in the current year. Other comprehensive loss included exchange difference arising on the translation of foreign subsidiary of $31,206 compared to $90,656 in the prior year.

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

Interest income and other income declined to $3,197 from $21,271 in the prior year; Foreign exchange loss was $35,037 compared to $191; Gain on disposal of equipment was $2,480 compared to $nil; Loss on marketable securities was $nil compared to $1,625 and realized loss on marketable securities transferred to other comprehensive income was $nil compared to $18,375; and write-down of exploration and evaluation assets was $530,147 compared to $2,465,156 as the Columbia, Fri Gold, and Kobeh properties were dropped and the Bellview property was reduced. Other comprehensive loss included the exchange difference arising on the translation of foreign subsidiary of $90,656 compared to ($60,977) in the prior year .

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

Liquidity and Capital Resources

The Company’s working capital deficit at September 30, 2017 was ($60,806), including cash of $37,318. Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2018, and planned property expenditures will depend on the Company’s working capital position.

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

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal 2013	Private Placement	687,000	$ 1.50	$ 1,030,500
	Acquisition of Mineral Properties	400,000	0.55	-

Fiscal 2014	Private Placement	483,667	$ 0.75	$ 362,750
	Private Placement	266,667	0.75	200,000
	Private Placement	900,000	0.50	450,000

Fiscal 2015	Acquisition of Mineral Properties	150,000	$ 0.40	$ 60,000
	Acquisition of Estrella Gold	4,665,032	0.25	1,166,258
	Private Placement	3,000,000	0.25	750,000

Fiscal 2016	Private Placement	7,000,000	$ 0.10	$ 700,000
	Private Placement	3,100,000	0.10	310,000
	Private Placement	2,400,000	0.125	300,000
	Debt Settlement	2,000,000	0.15	300,000

Fiscal 2017	Private Placement	5,000,000	$ 0.125	$ 625,000
	Private Placement	1,785,715	0.14	250,000
	Exercise of Finders’ Warrants	221,875	0.10	22,188

Year Ended September 30, 2017

At the end of the fiscal year ended September 30, 2017, the Company had a working capital deficit of ($60,806) compared to working capital of $331,876 as of September 30, 2016. During the fiscal year ended September 30, 2017, Operating Activities used cash of ($837,023), including the net loss of ($1,283,440). Items not affecting cash included depreciation of $2,822 and write-down of exploration and evaluation assets of $583,776, which was from the dropping of the Isy property and reduction of the La Estrella and Yanac properties. Changes in non-working capital items include increase in receivables of ($23,871); increase in prepaid expenses of ($7,302); increase in accounts payable and accrued liabilities of $7.283; and a decrease of due to related parties of ($116,291).

Cash flows from Investing Activities used cash of ($392,335), with exploration and evaluation assets using cash of ($390,633) and purchase of equipment using cash of ($1,702). Cash flows from Financing Activities provided cash of $842,773, which included proceeds from the issuance of common shares of $875,000, proceeds from exercise of finder’s warrants of $22,188, and share issue costs of ($54,415). The Effect of exchange rate changes on cash was $2,204.

Cash totaled $37,318 as of September 30, 2017 compared to cash of $421,699 as of September 30, 2016, a decrease of $384,381.

During the year, the Company issued a total of 7,007,590 common shares.

•

5,000,000 common share units were issued in a private placement at a price of $0.125 per unit for gross proceeds of $625,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable at a price of $0.20 until March 6, 2020. In connection with the placement, cash finder’s fees of $21,700 were paid and 173,600 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.125 until September 6, 2018.

•

1,785,715 common shares units were issued in a private placement at a price of $0.14 per unit for gross proceeds of $250,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable at a price of $0.20 until August 16, 2020. In connection with the placement, cash finder’s fees of $3,654 were paid and 26,100 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.14 until August 16, 2020.

•

221,875 common shares were issued pursuant to the exercise of finder’s warrants for cash proceeds of $22,188.

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

- 70 -

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

Certain of our business activities are conducted through associates.

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

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at rates ranging from 10% to 55% per year.

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

As at September 30, 2017, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount investment in associates may not be recoverable; and

•

the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiary in the USA is the US dollar.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.25 on September 30, 2017.

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

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of December 31, 2017 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  John Wilson is a citizen and resident of the United States, while all the other Directors are residents and citizens of Canada. Each director was re-elected at the Annual General Meeting held on February 28, 2017.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	47	July 23, 2007
Craig Lindsay (1)	52	November 3, 2008
Geoffrey Chater (1)	55	May 2, 2016
Mark T. Brown	49	February 28, 2014
Jason Weber	47	March 10, 2014
John Wilson	73	April 29, 2015

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated January 16, 2017. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of December 31, 2017, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	47	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	43	April 29, 2015

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He was President of Estrella from May 2014 until its acquisition by the Company in April 2015 and was named President and CEO of the Company upon completion of the acquisition. He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America and has also worked on gold and copper projects in British Columbia and Australia. Mr. Weber is a past Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). Mr. Weber spends approximately 95% of his time on the affairs of the Company.

Mark G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He is currently Vice-President of Corporate Development of Nevsun Resources Ltd., a mining company traded on the TSX and NYSE MKT. He also serves as a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, a Director of Galileo Exploration, a mineral exploration company traded on the TSX Venture Exchange, and a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. He devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Chief Executive Officer, President and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; President, CEO and a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; CEO and a Director of Paget Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

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

Geoffrey Chater has over 29 years of experience in the mineral and mining industries in North America, South America, Europe and Africa. He obtained a BSc in Geology from Texas Christian University and has spent the majority of his career as a liaison between public companies and the financial industry, in particular with analysts and institutional investors. Since 1998, he is the principal of Namron Advisors, a capital markets consultancy that provides advice related to corporate strategy, transaction-related business development and capital markets relationship development, financing, and communications. He is currently a director of Nevsun Resources Ltd., a mining company traded on the TSX and NYSE MKT. Mr. Chater spends approximately 5% of his time on the affairs of the Company.

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Avrupa Minerals (since July 2010), Big Sky Petroleum (since April 2014), Mountain Boy Minerals, (since December 2017), Paget Minerals (since November 2015) and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on February 28, 2017.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation
Jason Weber, President, CEO and Director (1)	2017 2016 2015	$ 120,000 120,000 50,000	Nil 200,000 150,000	$ Nil 23,560 33,495	$ Nil Nil Nil

Winnie Wong, Chief Financial Officer (2)	2017 2016 2015	N/A N/A N/A	Nil 150,000 150,000	$ Nil 17,670 33,495	$ Nil Nil Nil

Marc G. Blythe Director and former President and CEO	2017 2016 2015	$ Nil Nil 127,500	Nil 100,000 150,000	$ Nil 11,780 33,495	$ Nil Nil Nil

Mark T. Brown, Director and former CFO and Corporate Secretary (3)	2017 2016 2015	N/A N/A N/A	Nil 150,000 150,000	$ Nil 17,670 33,495	$ 173,025 189,375 229,200

Geoffrey Chater, Director	2017 2016	N/A N/A	Nil 200,000	$ Nil 26,380	$ Nil Nil

Craig Lindsay, Director	2017 2016 2015	N/A N/A N/A	Nil 100,000 100,000	$ Nil 11,780 22,330	$ Nil Nil Nil

John Wilson, Director	2017 2016 2015	N/A N/A N/A	Nil 100,000 100,000	$ Nil 11,780 22,330	$ Nil Nil Nil

Adrian Fleming, Former Director (4)	2016 2015	N/A N/A	Nil 100,000	$ Nil 22,330	$ Nil Nil

(1)	Jason Weber was named President and CEO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
(2)	Winnie Wong was named CFO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
(3)

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

(4)	Adrian Fleming resigned as a director on August 23, 2016.

No funds were set aside or accrued by the Company during fiscal 2017 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated January 16, 2017.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met once in fiscal 2017.

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

Table No. 7 lists, as of December 31, 2017, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	430,983	1.21%
Common	Mark T. Brown (2)	9,847,122	26.55%
Common	Geoffrey Chater (3)	200,000	0.56%
Common	Craig Lindsay (4)	745,000	2.09%
Common	Jason Weber (5)	543,250	1.51%
Common	John Wilson (6)	200,000	0.56%
Common	Winnie Wong (7)	300,900	0.84%

	Total Directors/Officers	12,267,255	31.71%

(1)	Of these shares, 250,000 represent share purchase options.
(2)

Of these shares, 8,032,515 are common shares and 1,276,607 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares and 75,000 are stock purchase warrants owned by Spartacus Management, a private company controlled by Mark T. Brown; and 300,000 represent share purchase options held by Mr. Brown directly.

(3)	Of these shares, 200,000 represent share purchase options.
(4)

Of these shares, 460,000 are common shares and 50,000 are stock purchase warrants held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 200,000 are share purchase options and 35,000 are stock purchase warrants held by Mr. Lindsay directly.

(5)	Of these shares, 350,000 represent share purchase options and 80,750 represent stock purchase warrants.
(6)	Of these shares, 200,000 represent share purchase options.
(7)	Of these shares, 300,000 represent share purchase options.

Based upon 35,441,668 shares outstanding as of December 31, 2017, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2017 the shareholders' list for the Company's common shares showed 35,441,668 common shares issued and outstanding. There are 11 registered holders, including depositories, holding 33,692,414 common shares in Canada. 5 registered holders, including depositories, hold 1,749,254 common shares in the United States. There are no registered holders in other countries.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of December 31, 2017, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	9,847,122	26.55%

(1)

Of these shares, 8,032,515 are common shares and 1,276,607 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares and 75,000 are stock purchase warrants owned by Spartacus Management, a private company controlled by Mark T. Brown; and 300,000 represent share purchase options held by Mr. Brown directly.

Based upon 35,441,668 shares outstanding as of December 31, 2017, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrantholdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2017 ended September 30, 2017, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $173,025 (Fiscal 2016 - $189,375; Fiscal 2015 - $229,200) for management, accounting, and shareholder communication services.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2017, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 35,286,668 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2017 and 35,441,668 Common Shares and no Preferred Shares issued and outstanding as of December 31, 2017.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending December 31, 2017;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2017; and

•

each of the last five fiscal years ending September 30, 2017.

All per share prices have been adjusted to reflect the 1 for 10 common share consolidation effective April 29, 2015.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2017	$ 0.08	$ 0.05	$ 0.06
November 2017	0.08	0.06	0.07
October 2017	0.11	0.08	0.08
September 2017	0.13	0.11	0.11
August 2017	0.14	0.12	0.12
July 2017	0.15	0.12	0.14

Three Months Ended December 31, 2017	$ 0.11	$ 0.05	$ 0.06
Three Months Ended September 30, 2017	0.15	0.11	0.11
Three Months Ended June 30, 2017	0.16	0.12	0.14
Three Months Ended March 31, 2017	0.16	0.11	0.13

Three Months Ended December 31, 2016	$ 0.14	$ 0.10	$ 0.11
Three Months Ended September 30, 2016	0.19	0.12	0.14
Three Months Ended June 30, 2016	0.21	0.13	0.19
Three Months Ended March 31, 2016	0.14	0.12	0.13

Three Months Ended December 31, 2015	$ 0.18	$ 0.10	$ 0.13
Three Months Ended September 30, 2015	0.22	0.03	0.16
Three Months Ended June 30, 2015	0.40	0.18	0.20
Three Months Ended March 31, 2015	0.50	0.20	0.30

Fiscal Year Ended September 30, 2017	$ 0.16	$ 0.05	$ 0.06
Fiscal Year Ended September 30, 2016	0.21	0.10	0.11
Fiscal Year Ended September 30, 2015	0.70	0.03	0.16
Fiscal Year Ended September 30, 2014	1.20	0.40	0.50
Fiscal Year Ended September 30, 2013	1.60	0.50	0.90

Table No. 10 lists, as of December 31, 2017, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants. The number of warrants and the exercise price per share have been adjusted to reflect the 1 for 10 common share consolidation dated April 29, 2015.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

3,000,000	$ 0.40	April 29, 2018
1,200,000	0.20	September 28, 2019
7,221,875	0.15	March 8, 2020
3,255,000	0.15	April 7, 2020
2,500,000	0.20	March 6, 2020
892,857	0.20	August 16, 2020
Total 18,069,732

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders. Table No. 10b lists, as of December 31, 2017, share purchase warrants held by Officers, Directors, and 5% Holders.

Table No. 10a

Warrantholdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	30,000 40,000 10,750	$ 0.40 0.20 0.20	April 29, 2018 March 6, 2020 August 16, 2020

Mark T. Brown, Director (1)	172,000 200,000 600,000 379,607	$ 0.40 0.20 0.15 0.20	April 29, 2018 September 28, 2019 March 8, 2020 August 16, 2020

Craig Lindsay, Director (2)	50,000 35,000	$ 0.20 0.20	March 6, 2020 August 16, 2020

(1)

Of these warrants, 1,276,607 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown, and 75,000 are held by Spartacus Management Inc., a private company controlled by Mark T. Brown.

(2)	Of these warrants, 50,000 are held by Arbutus Grove Capital Corp, a private company controlled by Craig Lindsay.

Table No. 10b lists, as of December 31, 2017, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

20,000	$ 0.125	March 28, 2018 (1)
173,600	0.125	September 6, 2018 (2)
26,100	0.14	August 16, 2020 (3)

(1)	Each finder’s warrant is exercisable into units, with each unit consisting of one common share and one half warrant, with each full warrant exercisable at $0.20 until September 28, 2019.
(2)	Each finder’s warrant is exercisable into units, with each unit consisting of one common share and one half warrant, with each full warrant exercisable at $0.20 until March 6, 2020.
(3)	Each finder warrant is exercisable into a common share at $0.14 for a period of three years expiring August 16, 2020.

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

During Fiscal 2017, the Company issued a total of 7,007,590 common shares:

•

5,000,000 common share units were issued in a private placement at a price of $0.125 per unit for gross proceeds of $625,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable at a price of $0.20 until March 6, 2020. In connection with the placement, cash finder’s fees of $21,700 were paid and 173,600 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.125 until September 6, 2018.

•

1,785,715 common shares units were issued in a private placement at a price of $0.14 per unit for gross proceeds of $250,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant  exercisable at a price of $0.20 until August 16, 2020. In connection with the placement, cash finder’s fees of $3,654 were paid and 26,100 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.14 until August 16, 2020.

•

221,875 common shares were issued pursuant to the exercise of finder’s warrants for cash proceeds of $22,188.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on February 28, 2017.

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

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	150,000 200,000	150,000 200,000	$ 0.25 0.15	April 29, 2020 September 30, 2021

Winnie Wong, Chief Financial Officer	150,000 150,000	150,000 150,000	$ 0.25 0.15	April 29, 2020 September 30, 2021

Marc Blythe Director	150,000 100,000	150,000 100,000	$ 0.25 0.15	April 29, 2020 September 30, 2021

Mark T. Brown, Director	150,000 150,000	150,000 150,000	$ 0.25 0.15	April 29, 2020 September 30, 2021

Geoffrey Chater, Director	100,000 100,000	100,000 100,000	$ 0.25 0.15	April 29, 2021 September 30, 2021

Craig Lindsay, Director	100,000 100,000	100,000 100,000	$ 0.25 0.15	April 29, 2020 September 30, 2021

John Wilson, Director	100,000 100,000	100,000 100,000	$ 0.25 0.15	April 29, 2020 September 30, 2021

Employees/Consultants/ Former Directors	22,500 464,500 370,000	22,500 464,500 370,000	$ 0.25 0.25 0.15	February 25, 2019 April 29, 2020 September 30, 2021

Total Officers and Directors	1,800,000	1,800,000

Total Employees/ Consultants	857,000	857,000

Total Officers/Directors/ Employees and Consultants	2,657,000	2,657,000

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

- 99 -

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2017. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2017, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2017.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2017 and 2016 is included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2017	Fiscal Year 2016

Audit Fees	$ 20,000	$ 20,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 20,000	$ 20,000

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 26, 2018..

Consolidated Statements of Financial Position at September 30, 2017 and 2016.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2017, September 30, 2016, and September 30, 2015.

Consolidated Statements of Cash Flows for the years ended September 30, 2017, September 30, 2016, and September 30, 2015.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2017, September 30, 2016, and September 30, 2015.

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

h)

Certificate of Change of Name dated April 29, 2015

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

a)

Agreement between the Company, Almaden Minerals and Minera Gavilan, S.A. de C.V. for the acquisition of the MOR, Cabin Lake, Caribou Creek, Meister River, Tim, Goz Creek and Erika properties dated July 16, 2007. *

b)

greement between the Company, Almaden Minerals Ltd and Republic Resources Ltd. for the acquisition of the Prospector Mountain property dated May 30, 2008. *

c)

Sale and purchase agreement between the Company and Almaden Minerals Ltd. dated June 10, 2013. *

d)

Financial and administrative services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007. *

e)

Executive employment contract effective January 1, 2013 between the Company and Marc Blythe. *

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

- 112 -

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

ALIANZA MINERALS LTD.

Consolidated Financial Statements

For the years ended September 30, 2017, 2016 and 2015

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

- 114 -

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Alianza Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd., which comprise the consolidated statements of financial position as at September 30, 2017 and 2016 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alianza Minerals Ltd. as at September 30, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC

January 26, 2018

ALIANZA MINERALS LTD.

Expressed in Canadian Dollars, unless otherwise stated

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 37

- 116 -

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	September 30, 2017	September 30, 2016

Assets
Current assets
Cash		$37,318	$421,699
Receivables		44,724	20,853
Prepaid expenses		12,353	5,051
		94,395	447,603

Non-current assets
Equipment	4	8,945	10,091
Exploration and evaluation assets	5	2,278,107	2,493,945
Investment in associates – royalty interest	6	559,683	559,927
		2,846,735	3,063,963
Total assets		$2,941,130	$3,511,566

Current liabilities
Accounts payable and accrued liabilities		$79,521	$74,256
Due to related parties	9	75,680	41,471
		155,201	115,727
Non-current liabilities
Due to related party	9	-	130,000
		-	130,000
Shareholders’ equity
Share capital	7	15,954,681	15,151,899
Reserves	7, 8	2,614,049	2,582,095
Accumulated other comprehensive loss		(44,645)	(13,439)
Deficit		(15,738,156)	(14,454,716)
		2,785,929	3,265,839

Total shareholders’ equity and liabilities		$2,941,130	$3,511,566

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on January 26, 2018.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30,
	Note	2017	2016	2015

Expenses
Accounting and legal fees	9	$190,180	$220,689	$231,067
Depreciation	4	2,822	3,518	2,629
Investor relations and shareholder information	9	75,297	48,249	61,648
Office facilities and administrative services	9	18,462	18,608	13,500
Office expenses		58,078	52,706	38,733
Property investigation expenses		71,179	69,506	29,360
Share-based payments	9	-	164,206	246,424
Transfer agent, listing and filing fees		18,746	18,947	34,954
Travel		31,135	15,436	14,357
Wages, benefits and consulting fees	9	220,478	281,944	226,058
		(686,377)	(893,809)	(898,730)

Interest income and other income		1,048	3,197	21,271
Foreign exchange (loss)		(14,335)	(35,037)	(191)
Gain on disposal of equipment		-	2,480	-
(Loss) on marketable securities		-	-	(1,625)
Realized (loss) on marketable securities Transferred from other comprehensive income		-	-	(18,375)
Write down of exploration and evaluation assets	5	(583,776)	(530,147)	(2,465,156)
Loss before income taxes		(1,283,440)	(1,453,316)	(3,362,806)
Deferred income tax recovery		-	-	532,000
Net loss for the year		$(1,283,440)	$(1,453,316)	$(2,830,806)
Other comprehensive income (loss)
Realized loss on marketable securities transferred to net loss		-	-	18,375
Exchange difference arising on the translation of foreign subsidiary		(31,206)	(90,656)	60,977
Total comprehensive loss for the year		$(1,314,646)	$(1,543,972)	$(2,751,454)
Basic and diluted loss per common share		$(0.04)	$(0.07)	$(0.30)
Weighted average number of common shares outstanding – basic and diluted		31,365,657	20,381,264	9,297,924

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2014		5,964,046	$ 11,693,260	$ 1,310,285	$ 597,205	$ 223,072	$ (18,375)	$ 16,240	$ (10,170,594)	$ 3,651,093
Purchase of exploration and evaluation assets	7(c)(i)	150,000	60,000	-	-	-	-	-	-	60,000
Shares issued for the acquisition of Estrella	7(c)(ii)	4,665,032	1,166,258	-	-	-	-	-	-	1,166,258
Private placement	7(c)(iii)	3,000,000	750,000	-	-	-	-	-	-	750,000
Share issue costs		-	(15,917)	-	-	955	-	-	-	(14,962)
Share-based payments		-	-	246,424	-	-	-	-	-	246,424
Net loss		-	-	-	-	-	18,375	60,977	(2,830,806)	(2,751,454)
Balance, September 30, 2015		13,779,078	13,653,601	1,556,709	597,205	224,027	-	77,217	(13,001,400)	3,107,359
Private Placement	7(c)(v)(vi)(vii)	12,500,000	1,310,000	-	-	-	-	-	-	1,310,000
Shares for debt settlement	7(c)(iv)	2,000,000	300,000	-	-	-	-	-	-	300,000
Share issue costs		-	(111,702)	-	-	39,948	-	-	-	(71,754)
Share-based payments		-	-	164,206	-	-	-	-	-	164,206
Net loss		-	-	-	-	-	-	(90,656)	(1,453,316)	(1,543,972)
Balance, September 30, 2016		28,279,078	15,151,899	1,720,915	597,205	263,975	-	(13,439)	(14,454,716)	3,265,839
Private placements	7(c)(viii)(ix)	6,785,715	830,357	-	44,643	-	-	-	-	875,000
Share issue costs		-	(72,549)	-	-	10,097	-	-	-	(62,452)
Exercise of finder’s warrants	7(c)(x)	221,875	44,974	-	-	(22,786)		-	-	22,188
Net loss		-	-	-	-	-	-	(31,206)	(1,283,440)	(1,314,646)
Balance, September 30, 2017		35,286,668	$ 15,954,681	$ 1,720,915	$ 641,848	$ 251,286	$ -	$ (44,645)	$ (15,738,156)	$ 2,785,929

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2017	2016	2015

Cash flows from (used in) operating activities
Net loss for the year	$(1,283,440)	$(1,453,316)	$(2,830,806)
Items not affecting cash:
Depreciation	2,822	3,518	2,629
(Gain) on disposal of equipment	-	(2,480)	-
Loss on marketable securities	-	-	1,625
Realized loss on marketable securities transferred from other comprehensive income	-	-	18,375
Share-based payments	-	164,206	246,424
Write-down of exploration and evaluation assets	583,776	530,147	2,465,156
Deferred income tax (recovery)	-	-	(532,000)

Changes in non-cash working capital items:
Receivables	(23,871)	(3,901)	(12,753)
Prepaid expenses	(7,302)	4	(687)
Accounts payable and accrued liabilities	7,283	64,806	(229,396)
Due to related parties	(116,291)	146,295	286,718
Net cash (used in) operating activities	(837,023)	(550,721)	(584,715)

Cash flows from (used in) investing activities
Sale / (purchase) of equipment	(1,702)	3,350	-
Exploration and evaluation assets	(390,633)	(315,710)	(420,065)
Net cash (used in) investing activities	(392,335)	(312,360)	(420,065)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	875,000	1,310,000	750,000
Proceeds from exercise of finder’s warrants	22,188	-	-
Share issue costs	(54,415)	(67,291)	(22,962)
Net cash provided by financing activities	842,773	1,242,709	727,038

Effect of exchange rate changes on cash	2,204	25,071	66,163

Change in cash for the year	(384,381)	404,699	(211,579)

Cash, beginning of the year	421,699	17,000	228,579

Cash, end of the year	$37,318	$421,699	$17,000

Supplemental disclosure with respect to cash flows (Note 10)

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

As at September 30, 2017, the Company had working capital deficiency of $60,806 (September 30, 2016: working capital of $331,876) and shareholders’ equity of $2,785,929 (September 30, 2016: $3,265,839).

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2017 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

•

IFRS 16 Leases (effective January 1, 2019)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company include the accounts of Alianza Minerals Ltd. and the following entities:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C.	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (1)	100%	Dominican Republic	Holding Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Yanac Peru Exploration LLC	100%	Delaware, USA	Holding Company
Yanac Minera Peru S.A.C.	100%	Peru	Exploration Company

(1)

Estrella Gold DR. S.R.L. is in the process of being wound up.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at rates ranging from 10% to 55% per year.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Decommissioning, restoration, and similar obligations – continued

As at September 30, 2017, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount investment in associates may not be recoverable; and

•

the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiary in the USA is the US dollar.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Income taxes – continued

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

4.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2015	$7,827	$22,706	$30,533
Disposal during the year	-	(5,500)	(5,500)
Foreign exchange movement	(1,593)	(6,308)	(7,901)
As at September 30, 2016	6,234	10,898	17,132
Assets acquired	1,702	-	1,702
Foreign exchange movement	(294)	(1,163)	(1,457)
As at September 30, 2017	$7,642	$9,735	$17,377
Accumulated depreciation
As at September 30, 2015	$4,210	$10,962	$15,172
Depreciation for the year	1,249	2,269	3,518
Depreciation for the year related to disposal	-	(4,630)	(4,630)
Foreign exchange movement	(1,394)	(5,625)	(7,019)
As at September 30, 2016	4,065	2,976	7,041
Depreciation for the year	1,037	1,785	2,822
Foreign exchange movement	(301)	(1,130)	(1,431)
As at September 30, 2017	$4,801	$3,631	$8,432
Net book value
As at September 30, 2016	$2,169	$7,922	$10,091
As at September 30, 2017	$2,841	$6,104	$8,945

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

5.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2017

	USA				Peru		Canada

	BP	Bellview	Horsethief	Others	Yanac	Others		Total

Balance at September 30, 2016	$112,750	$31,411	$15,149	$21,193	$510,781	$628,492	$1,174,169	$2,493,945

Additions during the year
Acquisition costs:
Claim staking	12,960	-	8,867	-	-	-	-	21,827
	12,960	-	8,867	-	-	-	-	21,827
Exploration expenditures:
Camp, travel and meals	4,527	4,527	12,906	-	1,830	539	-	24,329
Field supplies and maps	109	109	109	-	-	-	-	327
Geological consulting	32,130	32,131	86,552	-	7,437	21,736	-	179,986
Insurance	-	-	-	-	899	-	-	899
Legal and accounting	2,356	730	1,045	249	2,226	7,585	-	14,191
Licence and permits	46,010	9,751	24,982	3,295	5,648	34,294	-	123,980
Office and administrative fees	-	-	-	-	8,497	7,985	-	16,482
Rent	1,335	1,334	1,336	-	346	1,538	-	5,889
Reporting, drafting, sampling and analysis	3,949	3,949	7,074	-	103	-	-	15,075
	90,416	52,531	134,004	3,544	26,986	73,677	-	381,158

Less:
Recovered exploration expenditures	-	-	-	(1,907)	-	-	-	(1,907)
Write-down of properties	-	-	-	-	(114,319)	(469,457)	-	(583,776)

Net additions / (subtractions)	103,376	52,531	142,871	1,637	(87,333)	(395,780)	-	(182,698)

Foreign currency translation	-	-	-	-	(12,818)	(20,322)	-	(33,140)

Balance at September 30, 2017	$216,126	$83,942	$158,020	$22,830	$410,630	$212,390	$1,174,169	$2,278,107

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2016

	USA		Peru		Canada	Mexico

	East Walker	Others	Yanac	Others		Yago Others		Total

Balance at September 30, 2015	$3,981	$145,053	$493,572	$617,459	$1,174,169	$480,084	$18,400	$2,932,718

Additions during the year
Exploration expenditures:
Camp, travel and meals	-	-	77	4,722	-	-	-	4,799
Geological consulting	4,936	16,990	10,235	34,790	-	-	-	66,951
Legal and accounting	-	-	1,877	716	-	-	-	2,593
Licence and permits	5,231	35,976	12,413	58,211	-	-	-	111,831
Office and administrative fees	-	-	4,075	8,218	-	-	-	12,293
Rent	-	-	-	1,985	-	-	-	1,985
Reporting, drafting, sampling and analysis	-	-	70	4,371	-	-	-	4,441
	10,167	52,966	28,747	113,013	-	-	-	204,893

Less:
Write-down of properties	-	(31,664)	-	-	-	(480,084)	(18,400)	(530,148)

Net additions / (subtractions)	10,167	21,302	28,747	113,013	-	(480,084)	(18,400)	(325,255)

Foreign currency translation	-	-	(11,538)	(101,980)	-	-	-	(113,518)
Balance at September 30, 2016	$14,148	$166,355	$510,781	$628,492	$1,174,169	$-	$-	$2,493,945

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA

a)

BP

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

As of September 30, 2017, the Company had spent $216,126 on advancing this property.

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0%.  The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

•

Ashby

•

Bellview

•

Columbia (dropped in 2016)

•

East Walker

•

Fri Gold (dropped in 2016)

•

Horsethief

•

Hot Pot (dropped in 2015)

•

Kobeh (dropped in 2016)

In March 2016, the Company reduced the size of the Bellview property and wrote off $3,133. During the year ended September 30, 2016, the Company also dropped the Columbia, Fri Gold and Kobeh properties and wrote off $28,531.

b)

Bellview

The Bellview property is located in White Pine County, near the Bald Mountain Gold Mine.  A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

As of September 30, 2017, the Company had spent $83,942 on advancing this property.

c)

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche. A 2% NSR is payable to a previous owner of the property from production from some claims on the property while a 1% NSR is payable to Sandstorm on all the claims on the property.

In 2017, the Company acquired new ground by staking an additional 33 BLM Iode mining claims at the Horsethief property.

As of September 30, 2017, the Company had spent $158,020 on advancing this property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

d)

Others - Ashby

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby gold property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

e)

Others – East Walker

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of September 30, 2017, the Company had spent $17,010 on advancing this property.

Peru

On April 29, 2015, the Company acquired the Yanac, Isy and La Estrella properties in Peru.

•

Yanac – located in Chincha region of the Department of Ica, south-central Peru.

•

Isy – located in the Department of Ayucucho, Peru (dropped in June 2017).

•

La Estrella – located 130 kilometers south of Huancayo in the Department of Huancavelica, Peru.

a)

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”) and the Company’s wholly-owned subsidiary entered into a Limited Liability Company Membership Agreement (“agreement”) in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which took over all previous obligations of Cliffs.

On July 6, 2016, 50 King terminated the agreement, retaining only a 0.5% net smelter royalty (“NSR”) on the Yanac property based on prior expenditures and transferred the ownership of the property back to the Company.

During the year ended September 30, 2017, the Company reduced the size of the Yanac property and La Estrella property and dropped the Isy property and wrote off $583,776.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

On June 10, 2008, the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon.  Almaden assigned the 2% NSR over any minerals produced from the property to Almadex.  Half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almadex 50,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property.

Mexico

On February 16, 2016, the Company sold its Mexican properties to Almadex for $Nil proceeds. The Company retained a 1% Net Smelter Royalty which is capped at $1,000,000. These properties were written down to $Nil prior to the sale and the Company has no remaining property interest in Mexico.

6.

INVESTMENT IN ASSOCIATES – ROYALTY INTEREST

On April 29, 2015, the Company acquired a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru holding the Pucarana property.

On May 22, 2015, Pucarana signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana assigned to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura granted a 3% NSR royalty to Pucarana that is then distributed as to 60% to Alamos Gold Inc. (1.8% NSR), 36% to the Company (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

Prior to the Company’s investment in Pucarana, the Company had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at September 30, 2017, summarized financial information for the associate is as follows:

•

Current assets - $1,760 (2016 - $2,728)

•

Non-current assets - $52,212 (2016  - $52,785)

•

Current liabilities - $326 (2016  - $199)

•

Non-current liabilities - $76,109 (2016 - $70,992)

To date, there is no profit or loss from continuing operations.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

7.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2017, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Share consolidation

On April 29, 2015, the Company consolidated its share capital on the basis of one new share for every 10 old shares. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

c)

Issued:

During the year ended September 30, 2015, the Company:

i)

Issued 150,000 common shares to Sandstorm at a price of $0.40 per share for a total consideration of $60,000 to pay for eight exploration and evaluation asset properties in Nevada, USA (Note 5 USA).

ii)

Completed the acquisition of all of the outstanding common shares of Estrella on April 29, 2015. As part of the consideration, the Company issued 4,665,032 common shares (post 10:1 share consolidation) with a fair value of $1,166,258.

iii)

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

c)

Issued – continued

During the year ended September 30, 2016, the Company:

iv)

On March 2, 2016, the Company settled a debt owing to its largest shareholder, Pacific Opportunity Capital Ltd. (“Pacific”) in the amount of $300,000 for 2,000,000 common shares at a price of $0.15 per common share. Pacific has arranged for 500,000 of these issued debt settlement shares to be set aside in a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the execution of the Company’s joint venture business model.

v)

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

vi)

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

c)

Issued – continued

During the year ended September 30, 2017, the Company:

viii)

Completed a non-brokered private placement on March 6, 2017 by issuing 5,000,000 units (“Unit”) at a price of $0.125 per Unit for gross proceeds of $625,000. Each Unit consists of one common share and a half non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.20.  In connection with the financing, the Company paid $21,700 as a cash finder’s fee and issued 173,600 finder’s warrants, each of which is exercisable into one Unit at a price of $0.125 for a period of 18 months.  Each finder’s warrant consists of one common share and one half non-transferable warrant exercisable for a 3 year period at a price of $0.20. The value of the finder’s warrants was determined to be $8,072 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $19,272 in connection with this financing.

ix)

Completed a non-brokered private placement on August 16, 2017 by issuing 1,785,715 units (“Unit”) at a price of $0.14 per Unit for gross proceeds of $250,000. Each Unit consists of one common share and a half non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.20.  In connection with the financing, the Company paid $3,654 as a cash finder’s fee and issued 26,100 finder’s warrants, each of which is exercisable into one common share at a price of $0.14 for a period of 3 years.  The value of the finder’s warrants was determined to be $2,025 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, $44,643 was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $17,826 in connection with this financing.

x)

During the year ended September 30, 2017, the Company issued common shares pursuant to the exercise of 221,875 finder’s warrants for cash proceeds of $22,188.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2017 are summarized as follows:

Expiry date	Exercise price	September 30, 2016	Granted	Exercised	Expired/ cancelled	September 30, 2017
May 7, 2017	$0.25	4,500	-	-	(4,500)	-
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
Options outstanding		2,661,500	-	-	(4,500)	2,657,000
Options exercisable		2,661,500	-	-	(4,500)	2,657,000
Weighted average exercise price		$0.20	$Nil	$Nil	$0.25	$0.20

As at September 30, 2017, the weighted average contractual remaining life of options is 3.29 years (September 30, 2016 – 4.28 years; September 30, 2015 – 4.53 years).  The weighted average fair value of stock options granted during the year ended September 30, 2017 was $Nil (2016 - $0.12; 2015 - $0.22).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2015 are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	September 30, 2015
October 5, 2014	$3.00	10,000	-	-	(10,000)	-
June 23, 2015	$2.00	10,000	-	-	(10,000)	-
October 1, 2015	$5.90	86,500	-	-	(86,500)	-
May 4, 2016	$6.10	42,500	-	-	(42,500)	-
May 7, 2017	$2.60	63,500	-	-	(63,500)	-
February 25, 2019	$1.00	212,500	-	-	(212,500)	-
October 1, 2015	$0.25	-	6,000	-	-	6,000
May 7, 2017	$0.25	-	4,500	-	-	4,500
February 25, 2019	$0.25	-	22,500	-	-	22,500
April 29, 2020	$0.25	-	1,265,500	-	-	1,265,500
Options outstanding		425,000	1,298,500	-	(425,000)	1,298,500
Options exercisable		425,000	1,298,500	-	(425,000)	1,298,500
Weighted average exercise price		$2.80	$0.25	$Nil	$2.80	$0.25

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Risk-free interest rate	n/a	1.27%	1.18%
Expected life	n/a	5 years	5 years
Expected volatility	n/a	137.37%	143.00%
Expected dividend yield	n/a	nil	nil

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants

On April 29, 2015, the Company’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 7(b)).

The continuity of warrants for the year ended September 30, 2017 is as follows:

Expiry date	Exercise price	September 30, 2016	Issued	Exercised	Expired	September 30, 2017
December 16, 2016	$1.50	483,666	-	-	(483,666)	-
March 17, 2017	$1.50	266,667	-	-	(266,667)	-
May 15, 2017	$1.00	1,200,000	-	-	(1,200,000)	-
September 11, 2017	$1.00	900,000	-	-	(900,000)	-
October 3, 2017 *	$0.40	687,000	-	-	-	687,000
October 9, 2017 *	$0.40	755,500	-	-	-	755,500
December 24, 2017 *	$1.00	300,000	-	-	-	300,000
April 29, 2018	$0.40	3,000,000	-	-	-	3,000,000
March 8, 2020	$0.15	7,000,000	221,875	-	-	7,221,875
April 7, 2020	$0.15	3,100,000	-	-	-	3,100,000
September 28, 2019	$0.20	1,200,000	-	-	-	1,200,000
March 6, 2020	$0.20	-	2,500,000	-	-	2,500,000
August 16, 2020	$0.20	-	892,857	-	-	892,857
Outstanding		18,892,833	3,614,732	-	(2,850,333)	19,657,232
Weighted average exercise price		$0.37	$0.20	$Nil	$1.13	$0.23

*Subsequently, 1,742,500 warrants expired.

As at September 30, 2017, the weighted average contractual remaining life of warrants is 1.95 years (September 30, 2016 – 2.49 years; September 30, 2015 – 2.11 years).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

c)

Finder’s warrants

On April 29, 2015, the Company’s finder’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 7(b)).

The continuity of finder’s warrants for the year ended September 30, 2017 is as follows:

Expiry date		Exercise price	September 30, 2016	Issued	Exercised	Expired	September 30, 2017
September 8, 2017	(1)	$0.10	223,750	-	(221,875)	(1,875)	-
October 7, 2017	(2)	$0.10	155,000	-	-	-	155,000
March 28, 2018	(3)	$0.125	20,000	-	-	-	20,000
September 6, 2018	(4)	$0.125	-	173,600	-	-	173,600
August 16, 2020		$0.14	-	26,100	-	-	26,100
Outstanding			398,750	199,700	(221,875)	(1,875)	374,700
Weighted average exercise price			$0.10	$0.13	$0.10	$0.10	$0.12

(1)

The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until March 8, 2020.

(2)

The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until April 7, 2020. Subsequently, 155,000 finder’s warrants were exercised resulting in 155,000 common shares and 155,000 warrants issued.

(3)

The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until September 28, 2019.

(4)

The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until March 6, 2020.

As at September 30, 2017, the weighted average contractual remaining life of finder’s warrants is 0.67 years (September 30, 2016 – 1.00 years; September 30, 2015 – 0.05 years).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants – continued

The continuity of finder’s warrants for the year ended September 30, 2016 is as follows:

Expiry date	Exercise price	September 30, 2015	Issued	Exercised	Expired	September 30, 2016
October 3, 2015	$1.50	47,150	-	-	(47,150)	-
October 9, 2015	$1.50	56,500	-	-	(56,500)	-
April 29, 2016	$0.25	6,000	-	-	(6,000)	-
September 8, 2017	$0.10	-	223,750	-	-	223,750
October 7, 2017	$0.10	-	155,000	-	-	155,000
March 28, 2018	$0.125	-	20,000	-	-	20,000
Outstanding		109,650	398,750	-	(109,650)	398,750
Weighted average exercise price		$1.43	$0.10	$Nil	$1.43	$0.10

The continuity of finder’s warrants for the year ended September 30, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued per Plan of Arrangement	Issued	Exercised	Expired	September 30, 2015
September 11, 2015	$0.50	26,880	-	-	-	(26,880)	-
October 3, 2015	$1.50	47,150	-	-	-	-	47,150
October 9, 2015	$1.50	-	56,500	-	-	-	56,500
April 29, 2016	$0.25	-	-	6,000	-	-	6,000
Outstanding		74,030	56,500	6,000	-	(26,880)	109,650
Weighted average exercise price		$1.10	$1.50	$0.25	$Nil	$0.50	$1.43

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Risk-free interest rate	0.60%	0.62%	0.90%
Expected life	1.7 years	1.5 years	1 year
Expected volatility	83.78%	146.22%	181.06%
Expected dividend yield	nil	nil	nil

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2017
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 120,000

For the year ended September 30, 2016
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ 23,560	$ 143,560
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 17,670	$ 17,670
Marc G. Blythe Director (b)	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
Mark T. Brown, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 17,670	$ 17,670
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
Geoff Chater Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 26,380	$ 26,380

For the year ended September 30, 2015
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 50,000	$ Nil	$ Nil	$ Nil	$ 28,590	$ 78,590
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 28,590	$ 28,590
Marc G. Blythe Director (b)	$ 127,500	$ Nil	$ Nil	$ Nil	$ 28,590	$ 156,090
Mark T. Brown, Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 28,590	$ 28,590
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 19,060	$ 19,060

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS – continued

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2017	September 30, 2016	As at September 30, 2017	As at September 30, 2016
Amounts due to:
Jason Weber	Consulting fee and Share-based payment	$ 120,000	$ 143,560	$ 80	$ 10,733
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 173,025	$ 189,375	$ 75,600	$ 160,738
Marc G. Blythe Director (b)	Share-based payment	$ -	$ 11,780	$ -	$ -
TOTAL:				$ 75,680	$ 171,471

(a)

The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)

Marc Blythe resigned from being the Chief Executive Officer effective April 29, 2015. Mr. Blythe remains as a director of the Company.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2017 were as follows:

•

As at September 30, 2017, a total of $22,761 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•

As at September 30, 2017, a total of $20,500 in share issue costs was included in due to related parties;

•

The Company recorded $10,097 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

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

The significant non-cash investing and financing transactions during the year ended September 30, 2015 were as follows:

•

The Company recorded $60,000 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets (Note 5 USA);

•

The Company recorded $1,166,258 in share capital, $14,522 in equipment, $567,416 in investment in associate, working capital deficiency of $194,867, and $952,795 in exploration and evaluation assets related to the completion of the Plan of Arrangement with Estrella; and

•

As at September 30, 2015, a total of $123,134 in exploration and evaluation assets and a total of 8,000 in share issue costs were included in accounts payable and accrued liabilities.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2017	September 30, 2016
Non-current assets
USA	$480,918	$180,503
Peru	1,189,982	1,709,112
Canada	1,175,835	1,174,348
	$2,846,735	$3,063,963

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2017	2016

Loss before income taxes	$(1,283,440)	$(1,453,316)

Expected income tax recovery	$(306,000)	$(382,000)
Permanent differences	-	43,000
Share issue costs	(16,000)	(13,000)
Change in unrecognized deductible temporary differences	322,000	352,000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2017	Expiry Date Range	2016	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	3,916,000	No expiry date	3,873,000	No expiry date
Property and equipment	117,000	No expiry date	119,000	No expiry date
Share issue costs	112,000	2038 to 2041	102,000	2037 to 2040
Allowable capital losses	1,591,000	No expiry date	1,591,000	No expiry date
Non-capital losses available for future periods	14,448,000	2018 to 2037	13,712,000	2017 to 2036

Tax attributes are subject to review, and potential adjustment, by tax authorities.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $116,000.

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

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2017, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk – continued

i)

Interest rate risk

As at September 30, 2017, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at September 30, 2017	Level 1	Level 2	Level 3	Total
Assets:
Cash	$37,318	$-	$-	$37,318

As at September 30, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$421,699	$-	$-	$421,699

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2016.

15.

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

16.

EVENTS SUBSEQUENT TO THE REPORTING PERIOD

155,000 finder’s warrants were exercised for gross proceeds of $15,500, resulting in 155,000 common shares and 155,000 warrants being issued.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

Registrant

Dated: February 14, 2018	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer

