Form 20-F
period 2018-09-30
Alianza Minerals Ltd.
filed 2019-02-19
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2018

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  45,141,668 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 122

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2018, 2017 and 2016 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2015 and 2014 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray and Davidson & Company LLP, Chartered Professional Accountants, respectively, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)*

	Year Ended 9/30/18	Year Ended 9/30/17	Year Ended 9/30/16	Year Ended 9/30/15	Year Ended 9/30/14

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$3	$1	$3	$21	$2
Net Loss	($827)	($1,283)	($1,453)	($2,831)	($4,118)
Total Comprehensive Loss	($802)	($1,315)	($1,544)	($2,751)	($4,089)
Basic and Diluted Loss Per Share	($0.02)	($0.04)	($0.07)	($0.30)	($0.84)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares (000)	39,875	31,366	20,381	9,298	4,886
Working Capital (deficit)	($343)	($94)	$332	($87)	$95
Mineral Properties	$2,701	$2,278	$2,494	$2,933	$4,086
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,956	$2,786	$3,266	$3,107	$3,651
Total Assets	$3,324	$2,941	$3,512	$3,548	$4,327
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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/18	$ 1.30	$ 1.37	$ 1.23	$ 1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16

Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29

Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33

Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12
Three Months Ended 3/31/16	1.15	1.17	1.13	1.17

January 2019		$ 1.36	$ 1.31	$ 1.31
December 2018		1.37	1.32	1.36
November 2018		1.33	1.31	1.33
October 2018		1.31	1.28	1.31
September 2018		1.32	1.29	1.29
August 2018		1.32	1.29	1.31
July 2018		1.33	1.30	1.30

The exchange rate was $1.31 on January 31, 2019.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2018. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2018, the end of the most recent fiscal quarter, there were 60,345,001 common shares and no preferred shares issued and outstanding.

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

During fiscal 2018, the Company acquired two new properties in Canada known as Haldane and KRL. The Company can acquire a 100% interest in Haldane in the Yukon in exchange for staged payments of cash and stock, subject to a 2% NSR. The Company can earn a 100% interest in KRL in British Columbia in exchange for staged payments of cash and stock and $2.25 million in exploration expenditures over 5 years, subject to a 1% NSR.

Business Overview

The Company currently has interests in mineral exploration projects located Peru, Nevada, USA, and the Yukon Territory and British Columbia, Canada. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in Nevada, USA, Peru, and the Yukon Territory and British Columbia, Canada. All of the Company's properties are currently at the exploration stage.

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

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche, Nevada. The property currently consists of 63 claims totaling 1,411 acres, as the Company dropped 66 claims of 1,478 acres in fiscal 2015 and staked 33 new claims in fiscal 2017. The Company has a 100% interest in the property, subject to a 1% NSR payable to Sandstorm on all the claims acquired from Sandstorm and a 2% NSR on some claims acquired from Sandstorm payable to Nevada Eagle Resources LLC (“NER”).

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

Two primary target areas have emerged, both characterized by jasperoid alteration, anomalous gold and pathfinder elements including silver, arsenic, mercury, molybdenum, and antimony. The North Horsethief target is dominated by a 900 by 150 metre jasperoid breccia occurrence at the contact of the Cambrian carbonate stratigraphy with Tertiary age volcanic tuffs that surround the property. Strongly anomalous gold geochemistry and coincident pathfinder element geochemistry in rocks and soils are associated with north-south, northeast and east-west oriented faulting. The highest rock sample reported from the property (sampled by a previous operator - 21.94 g/t gold) is located in this area. Immediately east of the main jasperoid body, vuggy fluorite and barite were noted in a smaller outcrop of jasperoid located on an east-west fault.

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

In 2018, the Company contracted with Big Rock Exploration LLC to complete additional exploration at several of the Nevada properties, including Horsethief. Work included additional data compilation, mapping, and sampling. The program identified drill targets. The Company is currently preparing a drill program for the property, and all the required permits for a drill program have now been obtained. The Company is also engaged with potential partners for the property.

BP Property

In May 2013, the Company commenced exploration on the BP property. The BP property consists of 142 claims of approximately 3,180 acres. It is road accessible via Nevada State highways 278 or 228, approximately 60 kilometers south of Carlin, Nevada. A network of trails on the property provides access to all areas of interest. There is no infrastructure on the property, and powerlines follow Highway 278, approximately 10 kilometers from the property.

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

In 2018, the Company contracted with Big Rock Exploration LLC to complete additional exploration at several of the Nevada properties, including BP. Work included additional data compilation, mapping, and sampling. Further mapping and sampling and geophysical surveys are planned at BP in order to define drill targets.

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

In 2018, the Company contracted with Big Rock Exploration LLC to complete additional exploration at several of the Nevada properties, including Bellview. Work included additional data compilation, mapping, and sampling.

The Company is actively pursuing a JV partner for the Bellview project who would fund a additional exploration, including defining drill targets.

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

Canadian Properties

Yukon Properties

Haldane Property

The Haldane property is a 8,579 hectare silver/lead/zinc exploration project located 25 kilometers west of Keno City, in the western portion of the Keno Hill Silver District in the Yukon. The Company can acquire a 100% interest in the property, subject to a 2% NSR on a portion of the claims.

The project is at the exploration stage and currently does not contain proven mineral reserves.

Alianza Minerals Ltd.
Alexco Resource Corp
ATAC Resources Ltd
Metallic Minerals Corp.
Golden Predator Exploration Ltd.
Victoria Gold Corp.
Banyan Gold Corp.
Staked
ALIANZA Minerals Ltd
Eagle Gold Project
Haldane Silver Project
Keno Silver Project
Elsa
Keno City
Keno Hill Mill Complex
Banyan Gold
Scheelite Dome Project
Silver Trail
Mayo
0
20,000
metres
Scale 1:300,000
310,000 mE
320,000 mE
330,000 mE
340,000 mE
350,000 mE
360,000 mE
370,000 mE
380,000 mE
1,070,000 mN
1,060,000 mN
1,050,000 mN
1,040,000 mN
1,030,000 mN
1,020,000 mN

How Acquired

The Company has two separate acquisition agreements on the Haldane Property.

Under the first agreement dated March 2, 2018, the Company agreed to purchase a 100% interest in 388 claims totaling 7,665 hectares from Equity Exploration Consultants Ltd. (“Equity”) by issuing shares and cash payments to Equity under the following schedule:

•

issuing to Equity, 2 million shares of Alianza upon receipt of TSX-V approval (shares issued);

•

making two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019;

•

making a final $100,000 payment in cash or by issuing the number of shares of equivalent value at Alianza’s election, on June 30, 2019; and

•

by making the following bonus share payments to Equity:

o

issuing Equity 250,000 shares of Alianza upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects) of 5 millon oz silver-equivalent at 500 g/t silver-equivalent;

o

issuing Equity 500,000 shares of Alianza upon the decision to commence construction of a mine or processing plant on any part of the Haldane Property.

The Company also agreed to assume all obligations with respect to an underlying 2% NSR on these claims, and grant Equity the right to manage all exploration at Haldane through 2023.

Under the second acquisition agreement dated April 12, 2018, the agreed to purchase a 100% interest in 44 claims totaling 914 hectares contiguous to the claims in the first acquisition agreement from the estate of Yukon prospector John Peter Ross (the “Estate”) by issuing shares and making cash payments under the following schedule:

•

issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•

make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2019;

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2020;

•

make cash payment of $25,000 and issue 150,000 shares to the Estate by April 12, 2021; and

•

make bonus share payments to the Estate as follows:

o

issue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

Location and Access

The property is located 25 kilometers west of Keno City along the Silver Trail highway between Mayo and Keno City. The property is within 5 kilometers from the highway, and primary access is via a four-wheel drive road. The project lies within the historic Keno Hill mining district, which has produced silver for over 100 years.

Regional and Property Geology

The Keno Hill District began producing silver in 1913, and historic production ranks as one the highest-grade silver districts in the world. The Yukon government Minfile (2003) production statistics for the period of 1913-1989 indicate that 4.87 million tonnes were mined at an average grade of 1,389 grams/tonne (g/t) silver, 5.62% lead and 3.14% zinc with total production of over 200 million ounces of silver through 1989. Over 65 deposits and prospects have been identified in the district.

Mineralization at the Haldane Property consists of structurally-controlled, silver-bearing veins of galena, sphalerite, tetrahedrite and pyrargyrite, with gangue of manganiferous siderite and quartz in veins hosted within Keno Hill quartzite in proximity to the Robert Service Thrust which is similar to many of the other identified silver deposits in the district.

The north-trending Mt. Haldane Vein System (MHVS) is the main target area on the property, where initial exploration dates back to 1918. Early workers hand sorted ore from underground workings at the Middlecoff Zone on the south side of Bighorn Creek in 1918-19, recovering a reported 24.7 tonnes of ore averaging 3,102 g/t silver and 59% lead. Later work at the Johnson Zone on the north side of Big Horn creek recovered 2.1 tonnes of ore averaging 4,602 g/t silver and 57.9% lead in 1927.

Exploration History

Very little work was done in the area from the late 1920’s until the 1960s when two companies worked what are now the Haldane claims. One held the ground covering the MHVS on the western half of the property, rehabilitating the old workings and discovering additional mineralization through minor soil sampling and extensive bulldozer trench work. An optionor completed 701 m overburden drilling in 44 holes, one surface drill hole for 61.6 m, 487 m of underground drifting, mostly around the Johnson Zone, and 518 m of underground drilling around the Middlecoff Zone. The eastern half of the property was mapped, prospected and sampled during the same period by another owner, identifying silver-lead-zinc showings. Sporadic work continued on the property in the late 1970s and early 2000s looking for tin-tungsten and intrusion-related gold mineralization, respectively.

The most recent work on the property was completed by the Equity Exploration Consultants Inc (the property vendor) in 2010 and 2011 on behalf of an optionor. Work included upgrading the road access to the property, mapping, prospecting, soil geochemical sampling and 1800 metres of diamond drilling in two phases. This drilling extended the mineralization associated with the historic Johnson and Middlecoff zones, intersecting wide, strong structures. However, the extremely broken and strongly oxidized nature of the mineralized zones resulted in poor recoveries and limited remnant sulphide minerals potentially affecting the reliability of the assay results. Management believes that with an appropriate drill budget, larger diameter coring and testing lower parts of the system where the oxidation does not run as deep will lead to better recoveries and silver-lead-zinc concentrations in assays.

Current and Anticipated Exploration

After acquiring its interest in the property, the company engaged Equity to conduct a 2018 exploration program. The program included mapping, prospecting and soil sampling peripheral to known mineralization at the MHVS, covering areas of the property that had not been explored in detail since at least the 1960’s. Mapping and prospecting located alteration and mineralization associated with several historical geochemical anomalies in the North Star Creek drainage, including galena-siderite mineralization, an assemblage that is typical in the faults/veins of the Keno Hill Mining district, two kilometers east of the MHVS at the Strebchuk Showing.

Trenching near the Johnson Adit (a component of MHVS) exposed a 15-metre wide fault zone in a lengthened historic trench. Black gouge and breccia with local concentrations of iron oxides and traces of galena were sampled. A second trench on the Ross Ag-Pb-Zn soil anomaly, two kilometers south of the MHVS, did not reach bedrock but did contain abundant quartzite and phyllitic quartzite float, rock units known to host larger vein structures in the Keno Hill District. Soil samples were taken at 5 m intervals along the 65-metre length of the trench and select rock samples of the float material were collected as well.

A total of 1,195 soil samples and 55 rock samples were collected predominantly in areas that had no previous or recent sampling, testing possible mineralized faults and lineaments outside of the relatively well-known Mt Haldane Vein System.

The Bighorn Anomaly is a new target based on anomalous soil geochemistry located approximately 2.8 kilometers west of the Mt Haldane Vein System. The anomaly stretches approximately 750 meters north-south by 150-250 meters east-west in a previously unknown area for mineralization. The anomaly contains lead (Pb) in soil which is the highest result outside of the Mt Haldane Vein System, supported by greater than 98th percentile Ag results. No significant mapping or prospecting has been done in the area to date. The orientation of the anomaly is consistent with the northerly trend of most of the mineralized structures on the Haldane property. The anomaly straddles the main access road on the property in an area of poor bedrock exposure.

The Ross lead-zinc-silver soil anomaly was extended to 600 m in length, doubling the known strike length with anomalous results open to north. Soil results also suggest a second, parallel, mineralized zone 100 to 150 meters east. A lack of outcrop in this area hindered evaluation of the Ross Anomaly on surface. A single 65 meter long, east-west oriented trench excavated near the south end of the anomaly failed to reach bedrock due to 4 meter thick overburden. Nonetheless, soil samples at 5 m intervals along the trench returned highly anomalous results, possibly reflecting proximity to buried mineralization. Results for lead potentially indicate a bedrock source of mineralization at depth. The Ross Anomaly is situated 1.8 kilometers south on strike from the Mt Haldane Vein System and the presence of multiple mineralized structures suggests it could be the extension of the vein system. This would give the Mt Haldane Vein System a strike length of at least 3.5 kilometers.

On the north side of the property, soil sampling delineated a narrow, 1000 meter long Pb-Ag-Sn-Zn anomaly where sampling in mid-1960’s had detected scattered anomalous Pb-Zn results. The North Star anomaly is continuous from the north side of the grid before disappearing to the south where it meets glacial and fluvial material near North Star Creek. The extent of the anomaly is dominated by large quartzite boulder float with minimal outcrop and mapping detected minor alteration and mineralization along the anomaly. However, mineralization would likely be recessive and buried by the boulders. Significantly, the anomaly trends towards the Strebchuk Pb-Ag Showing, 700 meters further south, where galena-siderite mineralization occurs in a fracture zone in quartzite.

The Company expects to resume exploration at Haldane in 2019. Planning is underway for work which will likely include additional trenching on the Bighorn anomaly and drilling at MHVS and the Ross targets. In December, the Company received a Class 3 Mining Land Use approval which allows for multiple phases of exploration. The permit is valid until November 25, 2028, subject to the standard restrictions and conditions contained in the Yukon Quartz Mining Act and the Quartz Mining Land Use Regulations. In December, a private placement of flow-through common shares raised $612,200 which must be used on qualifying exploration expenditures on properties in Canada. A portion of these funds is expected to be used on the 2019 Haldane exploration program.

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

British Columbia Property

KRL Property

The KRL property is a 781 hectare gold exploration project located within the Golden Triangle of northwest British Columbia. The Company can acquire a 100% interest in the property, subject to a 1% NSR.

The project is at the exploration stage and currently does not contain proven mineral reserves.

RED CHRIS
SCHAFT CREEK
British Columbia
GALORE CREEK
COPPER CANYON
KRL Project
SNIP
JOHNNY MTN
ESKAY (Barrick Gold)
KSM (Seabridge)
VALLEY OF THE KINGS (Pretivm)
Alaska
GRANDUC
SCOTTIE GOLD
PREMIER
Stewart
Red Mountian
200 Km

How Acquired

The Company optioned the KRL property from Bernie Kreft (“Kreft”) for the following consideration:

•

make cash payments of $10,000 (paid) and issue 100,000 shares to Kreft upon receipt of TSX-Venture approval (issued);

•

make cash payments of $15,000 to Kreft by October 15, 2018 (subsequently paid);

•

make cash payments of $25,000 and issue 100,000 shares to Kreft by September 30, 2019;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30,2020;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30,2021;

•

make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30,2022;

•

make bonus share payments to Kreft as follows:

o

issue additional shares upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares;

o

500,000 shares to be issued on the commencement of commercial production.

Location and Access

The Property is located near the junction of McLymont Creek and the Iskut River, adjacent to Aben Resources’ Forrest Kerr Gold project and approximately 5 kilometers from the McLymont Creek and Forrest Kerr power generation plants and 23 kilometers northwest of the formerly producing Eskay Creek Mine. Road access exists less than 2 km from the property boundary.

Regional and Property Geology

The KRL Property is situated in the historic Golden Triangle mining district of northwest British Columbia, which is located east of the southern portion of the Alaska panhandle. The geology of the Golden Triangle is complex and not yet well understood, with several types of deposits known to occur. KRL host s swarm gold bearing quartz veins exposed in the alpine slopes east of McLymont Creek near its junction with the Iskut River.  The quartz veins ranged up to 1.0 metre in width, dip steeply to the north and strike northwesterly, with the largest vein exposed for a distance of sixty metres along strike. Mineralization includes pyrite, chalcopyrite and visible gold with narrow channel samples returning up to 248.1 g/t Au. Soil sampling encountered several scattered anomalies. Magnetometer and VLF-EM surveying delineated a number of localized magnetic anomalies and a large number of VLF-EM anomalies.

Exploration History

Fieldwork conducted in 1989 on behalf of a previous operator consisted of geological mapping, soil sampling, ground magnetometer, electro-magnetometer, mapping, hand trenching, and rock chip sampling. Prospecting and sampling encountered a quartz vein swarm along the west boundary of the property directly adjacent to another company’s ground. Trenching exposed numerous 10-100 cm-wide quartz veins that assayed in excess of 8.5 g/t gold with multiple samples returning values in excess of 200 g/t gold. At least 11 veins were identified with potential for additional veining below the treeline and under cover.

On the adjacent ground, a 1990 field program included soil sampling and further prospecting. Rock sample values of up to 0.979 oz/t Au (33.6 g/t) were encountered, but the veins were thought to lack the size and continuity necessary for an economic deposit and likely due to the nature of the claim position, no further work was recommended

The combined work of the previous operators show a vein swarm with minimum dimensions of 400m x 600m and which appears to be open to the west, north and south. It is thought that the compromised land position as the gold showings straddle the property boundary may have been detrimental to the development of the project. The current KRL property encompasses the entire showing and surrounding area allowing for a coherent assessment of the high grade gold veins and the potential for additional, and perhaps economic, gold concentrations under talus or vegetation cover below the treeline.

Current and Anticipated Exploration

During 2018, Alianza completed a reconnaissance program on the property to confirm historic sampling and to plan an exploration program for 2019.  Samples returned higher-grade gold values from the KRL showing, including 122 g/t gold from a 50 cm-wide quartz vein. A total of 12 grab samples were collected from two steeply-dipping northwesterly and two northeasterly-oriented quartz veins in the vicinity of the KRL showing. Sampled veins range from 10-50 cm in width. The northeasterly-oriented veins correlate with historic trenches 1 and 7. Four samples of a 40-50 cm-wide vein (historic Trench 1) returned 3.15, 8.24, 122 and 7.94 g/t gold, respectively. These were collected over 18 meters strike length and compare favorably to historically reported results. Three samples were also collected from historic Trench 7 over a strike length of 16 meters, returning 7.43, 22.4 and 0.235 g/t gold from a 30 cm-wide vein, also confirming historic sampling. Veins are variably-banded, white to grey quartz with brown to yellow-orange limonitic weathering. Higher-grade gold mineralization appears to correlate with the presence of sulphides, particularly chalcopyrite.

Those samples correlate with high grade mineralization sampled by a prior operator near the old property boundary. The current property covers the prospective geology which allows the Company to integrate the data sets from both prior operators on either side of the former claim boundary. This will aid in identifying additional mineralization below treeline where it may be obscured by vegetation and talus.

In December, a private placement of flow-through common shares raised $612,200 which must be used on qualifying exploration expenditures on properties in Canada. A portion of these funds is expected to be used on the 2019 KRL exploration program.

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

The Company is currently seeking a partner to fund an initial drill test on the property. A multiphase, 20 hole drill program has been planned and budgeted, and could be initiated in 2019.

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

Additional Peruvian Properties

The Company previously had a 100% interest in the 1,200 hectare La Estrella gold-silver exploration project located in the Huancavelica Department of Southern Peru. During 2018, the Company dropped its interest in the property and wrote-off $263,937 in capitalized acquisition and exploration expenditures.

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

As a result of this work, the Company filed an application with the Peruvian authorities for nine concessions comprising six properties in Central Peru which target base metals mineralization in the Peruvian Polymetallic Belt. The details of each claim are in the following table:

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

During 2018, the Company allowed all 9 claims to expire in order to focus on the newly acquired properties in Canada.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.29 on September 30, 2018.

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

Results of Operations

Year Ended September 30, 2018 vs. Year Ended September 30, 2017

During the year ended September 30, 2018, the Company completed additional exploration on the Horsethief, BP and Bellview properties in Nevada, including defining drill targets and obtaining permits. Additional claims were staked at the Horsethief property which doubled its size. In Canada, the Company agreed to acquire the Haldane project in the Yukon Territory and the KRL project in British Columbia, and completed exploration programs on both properties, including mapping, prospecting, and sampling. In Peru, the La Estrella project was dropped and the Company wrote-off the related capitalized mineral property exploration expenditures.

The comprehensive loss for the year ended September 30, 2018 was ($802,295), or ($0.02) per share, compared to a comprehensive loss of ($1,314,646), or ($0.04) per share, for the year ended September 30, 2017.

In the current year, expenses totaled $581,498, which was a decrease of $104,879 compared to expenses of $686,377 for the year ended September 30, 2017. Significant changes occurred in accounting and legal fees, which fell to $164,926 from $190,180; Investor relations declined to $57,872 from $75,297; Office expenses fell to $35,929 from $58,078; Property investigation expenses declined to $21,519 from $71,179 and travel fell to $16,106 from $31,135 as management scaled back the search for new properties with the acquisition of the Haldane and KRL projects; Share based payments was $67,490 compared to $Nil in the prior year as the Company issued stock options in the current year; and wages, benefits and consulting fees declined to $168,163 from $220,478.

Interest income was $2,683 compared to $1,048 in the prior year due to higher average cash balances. Foreign exchange loss declined to $3,269 from $14,335 due to more favorable exchange rates. Gain on disposal of equipment was $19,181 compared to $Nil; and write-down of exploration and evaluation assets was $263,937 compared to $583,776 as the remaining claims of the La Estrella property was dropped in 2018, while the Isy property and portions of the La Estrella and Yanac properties were dropped in 2017. Other comprehensive loss included a gain of exchange difference arising on the translation of foreign subsidiary of $24,545 compared to a loss of $31,206 in the prior year.

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

Interest income and other income declined to $3,197 from $21,271 in the prior year; Foreign exchange loss was $35,037 compared to $191; Gain on disposal of equipment was $2,480 compared to $nil; Loss on marketable securities was $nil compared to $1,625 and realized loss on marketable securities transferred to other comprehensive income was $nil compared to $18,375; and write-down of exploration and evaluation assets was $530,147 compared to $2,465,156 as the Columbia, Fri Gold, and Kobeh properties were dropped and the Bellview property was reduced. Other comprehensive loss included the exchange difference arising on the translation of foreign subsidiary of $90,656 compared to ($60,977) in the prior year.

Liquidity and Capital Resources

The Company’s working capital deficit at September 30, 2017 was ($343,283), including cash of $6,599. Subsequent to the end of the fiscal year, the Company completed the private placement of 5,000,000 non-flow through units for gross proceeds of $250,000 and 10,203,333 flow-through shares for property exploration for gross proceeds of $612,200. Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2019, and planned property expenditures will depend on the Company’s working capital position.

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

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal 2014	Private Placement	483,667	$ 0.75	$ 362,750
	Private Placement	266,667	0.75	200,000
	Private Placement	900,000	0.50	450,000

Fiscal 2015	Acquisition of Mineral Properties	150,000	$ 0.40	$ 60,000
	Acquisition of Estrella Gold	4,665,032	0.25	1,166,258
	Private Placement	3,000,000	0.25	750,000

Fiscal 2016	Private Placement	7,000,000	$ 0.10	$ 700,000
	Private Placement	3,100,000	0.10	310,000
	Private Placement	2,400,000	0.125	300,000
	Debt Settlement	2,000,000	0.15	300,000

Fiscal 2017	Private Placement	5,000,000	$ 0.125	$ 625,000
	Private Placement	1,785,715	0.14	250,000
	Exercise of Finder’s Warrants	221,875	0.10	22,188

Fiscal 2018	Acquisition of Mineral Property	2,000,000	$ 0.085	$ 170,000
	Acquisition of Mineral Property	100,000	0.12	12,000
	Acquisition of Mineral Property	100,000	0.09	9,000
	Private Placement	7,500,000	0.10	750,000
	Exercise of Finder’s Warrants	155,000	0.10	15,500

Year Ended September 30, 2018

At the end of the fiscal year ended September 30, 2018, the Company had a working capital deficit of ($343,283) compared to a working capital deficit of ($93,618) as of September 30, 2017. During the fiscal year ended September 30, 2018, Operating Activities used cash of ($289,751), including the net loss of ($826,840). Items not affecting cash included depreciation of $2,508, share-based payments of $67,490 related to the issuance of stock options, gain on disposal of equipment of $19,181, and write-down of exploration and evaluation assets of $263,937, which was from the dropping of the La Estrella property.

Changes in non-working capital items include increase in receivables of ($5,847); increase in VAT receivables of ($4,909); decrease in prepaid expenses used cash of $12,012; increase in accounts payable and accrued liabilities of $14,631; and an increase of due to related parties of $206,448.

Cash flows from Investing Activities used cash of ($449,404), with exploration and evaluation assets using cash of ($474,387) and sale of equipment providing cash of $24,983. Cash flows from Financing Activities provided cash of $708,228, which included proceeds from the issuance of common shares of $750,000, proceeds from exercise of finder’s warrants of $15,500, and share issue costs of ($57,272). The Effect of exchange rate changes on cash was $208.

Cash totaled $6,599 as of September 30, 2018 compared to cash of $37,318 as of September 30, 2017, a decrease of $30,719.

During the year, the Company issued a total of 9,855,000 common shares.

•

5,000,000 common share units were issued in a private placement at a price of $0.10 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.15 until April 25, 2020. The Company also issued 2,500,000 flow-through common shares at a price of $0.10 per share for gross proceeds of $250,000. In connection with the placement, cash finder’s fees of $24,000 were paid and 240,000 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.10 until April 25, 2020.

•

155,000 common shares were issued pursuant to the exercise of finder’s warrants for cash proceeds of $15,500.

•

Issued 2,200,000 common shares for the acquisition of property interests.

•

2,000,000 shares were issued for the acquisition of the Haldane property at a deemed price of $0.085 per share for a total consideration of $170,000;

•

100,000 common shares were issued for the acquisition of additional claims at Haldane at a deemed price of $0.12 per share for a total consideration of $12,000;

•

100,000 common shares were issued for the acquisition of the KRL property at a deemed price of $0.09 per share for total consideration of $9,000.

Year Ended September 30, 2017

At the end of the fiscal year ended September 30, 2017, the Company had a working capital deficit of ($93,618) compared to working capital of $331,876 as of September 30, 2016. During the fiscal year ended September 30, 2017, Operating Activities used cash of ($837,023), including the net loss of ($1,283,440). Items not affecting cash included depreciation of $2,822 and write-down of exploration and evaluation assets of $583,776, which was from the dropping of the Isy property and reduction of the La Estrella and Yanac properties. Changes in non-working capital items include decrease in receivables of $1,577; increase in VAT receivables of ($25,448); increase in prepaid expenses of ($7,302); increase in accounts payable and accrued liabilities of $7.283; and a decrease of due to related parties of ($116,291).

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

Year Ended September 30, 2016

At the end of the fiscal year ended September 30, 2016, the Company had working capital of $331,876, compared to a working capital deficit of ($87,298) as of September 30, 2015. During the fiscal year ended September 30, 2016, Operating Activities used cash of ($550,721), including the net loss of ($1,453,316). Items not affecting cash included depreciation of $3,518, gain on disposal of equipment of ($2,480), share-based payments of 164,206, and write-down of exploration and evaluation assets of $530,147, which was from the dropping of the Columbia, Fri Gold and Kobeh properties and reduction of the Bellview property. Changes in non-working capital items include decrease in receivables of $3,463; increase in VAT receivables of ($7,364); decrease in prepaid expenses of $4; increase in accounts payable and accrued liabilities of $64,806; and an increase of due to related parties of $146,295.

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

- 79 -

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

The Company has determined that the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign exchange reserve.

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

As at September 30, 2018, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company’s receivables (excluding commodity taxes) have been classified as loans and receivables.

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

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements,and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

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

- 85 -

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

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. On issuance, the premium recorded on the flow-through share, being the difference in price over a common share with no tax attributes, is recognized as a liability. As expenditures are incurred, the liability associated with the renounced tax deductions is recognized through profit and loss with a pro-rata portion of the deferred premium.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.29 on September 30, 2018.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations. Since October 1, 2014 the Company leases an office on a month-to-month basis from Pacific Opportunity Capital, Ltd, a related party. Currently the cost is $1,500 per month.

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of December 31, 2018 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  John Wilson is a citizen and resident of the United States, while all the other Directors are residents and citizens of Canada. Each director was re-elected at the Annual General Meeting held on March 14, 2018.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	48	July 23, 2007
Craig Lindsay (1)	53	November 3, 2008
Mark T. Brown (1)	50	February 28, 2014
Jason Weber	48	March 10, 2014
John Wilson	74	April 29, 2015

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 6, 2018. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of December 31, 2018, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	48	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	44	April 29, 2015

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

Marc G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He is a former Vice-President of Corporate Development of Nevsun Resources Ltd., a mining company formerly traded on the TSX and NYSE MKT. He also serves as a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, a Director of Galileo Exploration, a mineral exploration company traded on the TSX Venture Exchange, and a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. He devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Ascent Industries, a cannabis production company traded on the Canadian Securities Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Avrupa Minerals (since July 2010), Mountain Boy Minerals, (since December 2017), and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on March 14, 2018.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation
Jason Weber, President, CEO and Director (1)	2018 2017 2016	$ 120,000 120,000 120,000	200,000 Nil 200,000	$ 15,880 Nil 23,560	$ Nil Nil Nil

Winnie Wong, Chief Financial Officer (2)	2018 2017 2016	N/A N/A N/A	100,000 Nil 150,000	$ 7,940 Nil 17,670	$ Nil Nil Nil

Marc G. Blythe Director and former President and CEO	2018 2017 2016	N/A N/A N/A	50,000 Nil 100,000	$ 3,970 Nil 11,780	$ Nil Nil Nil

Mark T. Brown, Director and former CFO and Corporate Secretary (3)	2018 2017 2016	N/A N/A N/A	150,000 Nil 150,000	$ 11,910 Nil 17,670	$ 176,745 173,025 189,375

Geoffrey Chater, Former Director (4)	2018 2017 2016	N/A N/A N/A	25,000 Nil 200,000	$ 1,985 Nil 26,380	$ Nil Nil Nil

Craig Lindsay, Director	2018 2017 2016	N/A N/A N/A	50,000 Nil 100,000	$ 3,970 Nil 11,780	$ Nil Nil Nil

John Wilson, Director	2018 2017 2016	N/A N/A N/A	50,000 Nil 100,000	$ 3,970 Nil 11,780	$ Nil Nil Nil

Adrian Fleming, Former Director (5)	2016	N/A	Nil	$ Nil	$ Nil

(1)	Jason Weber was named President and CEO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
(2)	Winnie Wong was named CFO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
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

(4)	Mr. Chater did not stand for reelection to the Board at the Company’s Annual Meeting held on March 14, 2018.
(5)	Adrian Fleming resigned as a director on August 23, 2016.

No funds were set aside or accrued by the Company during fiscal 2018 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated February 6, 2018.

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

The current Audit Committee members are Marc G. Blythe, Craig Lindsay, and Mark Brown. Mr. Blythe and Mr. Lindsay are considered to be “independent”.

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

Table No. 7 lists, as of December 31, 2018, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	480,983	0.79%
Common	Mark T. Brown (2)	13,385,122	21.17%
Common	Craig Lindsay (3)	845,000	1.39%
Common	Jason Weber (4)	926,583	1.52%
Common	John Wilson (5)	250,000	0.41%
Common	Winnie Wong (6)	400,900	0.66%

	Total Directors/Officers	16,288,588	24.97%

(1)	Of these shares, 300,000 represent share purchase options.
(2)

Of these shares, 9,722,515 are common shares and 2,359,607 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares and 75,000 are stock purchase warrants owned by Spartacus Management, a private company controlled by Mark T. Brown; and 615,000 are common shares and 450,000 are share purchase options held by Mr. Brown directly.

(3)

Of these shares, 460,000 are common shares and 135,000 are stock purchase warrants held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 250,000 are share purchase options held by Mr. Lindsay directly.

(4)	Of these shares, 550,000 represent share purchase options and 130,750 represent stock purchase warrants.
(5)	Of these shares, 250,000 represent share purchase options.
(6)	Of these shares, 400,000 represent share purchase options.

Based upon 60,345,001 shares outstanding as of December 31, 2018, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2018 the shareholders' list for the Company's common shares showed 60,345,001 common shares issued and outstanding. There are 44 registered holders, including depositories, holding 58,268,247 common shares in Canada. 5 registered holders, including depositories, hold 1,776,754 common shares in the United States, and 1 registered holder, including depositories, hold 300,000 common shares in other countries.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of December 31, 2017, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	13,385,122	21.17%

(1)

Of these shares, 9,722,515 are common shares and 2,359,607 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares and 75,000 are stock purchase warrants owned by Spartacus Management, a private company controlled by Mark T. Brown; and 615,000 are common shares and 450,000 are share purchase options held by Mr. Brown directly.

Based upon 60,345,001 shares outstanding as of December 31, 2018, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2018 ended September 30, 2018, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $176,745 (Fiscal 2017 - $173,025; Fiscal 2016 - $189,375) for management, accounting, and shareholder communication services.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2018, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 45,141,668 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2018 and 60,345,001 Common Shares and no Preferred Shares issued and outstanding as of December 31, 2018.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending December 31, 2018;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2018; and

•

each of the last five fiscal years ending September 30, 2018.

All per share prices have been adjusted to reflect the 1 for 10 common share consolidation effective April 29, 2015.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2018	$ 0.07	$ 0.07	$ 0.06
November 2018	0.08	0.06	0.06
October 2018	0.07	0.06	0.07
September 2018	0.10	0.07	0.08
August 2018	0.09	0.07	0.07
July 2018	0.10	0.08	0.09

Three Months Ended December 31, 2018	$ 0.08	$ 0.06	$ 0.06
Three Months Ended September 30, 2018	0.10	0.07	0.08
Three Months Ended June 30, 2018	0.14	0.08	0.09
Three Months Ended March 31, 2018	0.13	0.06	0.12

Three Months Ended December 31, 2017	$ 0.11	$ 0.05	$ 0.06
Three Months Ended September 30, 2017	0.15	0.11	0.11
Three Months Ended June 30, 2017	0.16	0.12	0.14
Three Months Ended March 31, 2017	0.16	0.11	0.13

Three Months Ended December 31, 2016	$ 0.14	$ 0.10	$ 0.11
Three Months Ended September 30, 2016	0.19	0.12	0.14
Three Months Ended June 30, 2016	0.21	0.13	0.19
Three Months Ended March 31, 2016	0.14	0.12	0.13

Fiscal Year Ended September 30, 2018	$ 0.14	$ 0.06	$ 0.06
Fiscal Year Ended September 30, 2017	0.16	0.05	0.06
Fiscal Year Ended September 30, 2016	0.21	0.10	0.11
Fiscal Year Ended September 30, 2015	0.70	0.03	0.16
Fiscal Year Ended September 30, 2014	1.20	0.40	0.50

Table No. 10 lists, as of December 31, 2018, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

1,200,000	$ 0.20	September 28, 2019
2,500,000	0.20	March 6, 2020
7,221,875	0.15	March 8, 2020
3,255,000	0.15	April 7, 2020
5,000,000	0.15	April 25, 2020
892,857	0.20	August 16, 2020
5,000,000	0.10	December 24, 2020
Total 25,069,732

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders. Table No. 10b lists, as of December 31, 2018, share purchase warrants held by Officers, Directors, and 5% Holders.

Table No. 10a

Warrantholdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	40,000 10,750 80,000	$ 0.20 0.20 0.10	March 6, 2020 August 16, 2020 December 24, 2020

Mark T. Brown, Director (1)	200,000 600,000 379,607 1,255,000	$ 0.20 0.15 0.20 0.10	September 28, 2019 March 8, 2020 August 16, 2020 December 24, 2020

Craig Lindsay, Director (2)	50,000 35,000 50,000	$ 0.20 0.20 0.10	March 6, 2020 August 16, 2020 December 24, 2020

(1)

Of these warrants, 2,359,607 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown, and 75,000 are held by Spartacus Management Inc., a private company controlled by Mark T. Brown.

(2)	Of these warrants, 135,000 are held by Arbutus Grove Capital Corp, a private company controlled by Craig Lindsay.

Table No. 10b lists, as of December 31, 2018, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

240,000	0.10	April 25, 2020
26,100	0.14	August 16, 2020
887,250	0.05	December 24, 2019
Total 1,153,350

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

During Fiscal 2018, the Company issued a total of 9,855,000 common shares:

•

5,000,000 common share units were issued in a private placement at a price of $0.10 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.15 until April 25, 2020. The Company also issued 2,500,000 flow-through common shares at a price of $0.10 per share for gross proceeds of $250,000. In connection with the placement, cash finder’s fees of $24,000 were paid and 240,000 finder’s warrants were issued, with each finder’s warrant exercisable into one unit at a price of $0.10 until April 25, 2020.

•

155,000 common shares were issued pursuant to the exercise of finder’s warrants for cash proceeds of $15,500.

•

Issued 2,200,000 common shares for the acquisition of property interests.

•

2,000,000 shares were issued for the acquisition of the Haldane property at a deemed price of $0.085 per share for a total consideration of $170,000;

•

100,000 common shares were issued for the acquisition of additional claims at Haldane at a deemed price of $0.12 per share for a total consideration of $12,000;

•

100,000 common shares were issued for the acquisition of the KRL property at a deemed price of $0.09 per share for total consideration of $9,000.

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

- 102 -

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

Shares Issued for Assets Other Than Cash

During Fiscal 2018, 2,200,000 common shares were issued for the acquisition of property interests:

•

2,000,000 shares were issued for the acquisition of the Haldane property at a deemed price of $0.085 per share for a total consideration of $170,000;

•

100,000 common shares were issued for the acquisition of additional claims at Haldane at a deemed price of $0.12 per share for a total consideration of $12,000;

•

100,000 common shares were issued for the acquisition of the KRL property at a deemed price of $0.09 per share for total consideration of $9,000.

During Fiscal 2017, no common shares were issued for assets other than cash.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 14, 2018.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of December 31, 2018, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	150,000 200,000 200,000	150,000 200,000 200,000	$ 0.25 0.15 0.10	April 29, 2020 September 30, 2021 March 14, 2023

Winnie Wong, Chief Financial Officer	150,000 150,000 100,000	150,000 150,000 100,000	$ 0.25 0.15 0.10	April 29, 2020 September 30, 2021 March 14, 2023

Marc Blythe Director	150,000 100,000 50,000	150,000 100,000 50,000	$ 0.25 0.15 0.10	April 29, 2020 September 30, 2021 March 14, 2023

Mark T. Brown, Director	150,000 150,000 150,000	150,000 150,000 150,000	$ 0.25 0.15 0.10	April 29, 2020 September 30, 2021 March 14, 2023

Craig Lindsay, Director	100,000 100,000 50,000	100,000 100,000 50,000	$ 0.25 0.15 0.10	April 29, 2020 September 30, 2021 March 14, 2023

John Wilson, Director	100,000 100,000 50,000	100,000 100,000 50,000	$ 0.25 0.15 0.10	April 29, 2020 September 30, 2021 March 14, 2023

Employees/Consultants/ Former Directors	22,500 464,500 100,000 470,000 250,000	22,500 464,500 100,000 470,000 250,000	$ 0.25 0.25 0.25 0.15 0.10	February 25, 2019 April 29, 2020 April 29, 2021 September 30, 2021 March 14, 2023

Total Officers and Directors	2,200,000	2,200,000

Total Employees/ Consultants/Former Directors	1,307,000	1,3 07,000

Total Officers/Directors/ Employees and Consultants	3,507,000	3,507,000

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

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. Directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

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

- 109 -

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

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10 “Taxation" below.

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2018 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2018. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2018, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2018.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors, two of which are considered to be independent directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to nominate a member as its financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2018 and 2017 is included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2018	Fiscal Year 2017

Audit Fees	$ 21,500	$ 20,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 21,500	$ 20,000

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 24, 2019.

Consolidated Statements of Financial Position at September 30, 2018 and 2017.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2018, September 30, 2017, and September 30, 2016.

Consolidated Statements of Cash Flows for the years ended September 30, 2018, September 30, 2017, and September 30, 2016.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2018, September 30, 2017, and September 30, 2016.

Notes to Financial Statements

 (B)  Index to Exhibits:

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

Certificate of Incorporation Amendment dated December 20, 2005 *

Articles and Bylaws (Alberta) *

Notice of Articles dated December 2, 2008 *

Certificate of Name Change dated June 17, 2009 *

Articles and Bylaws effective June 17, 2009 *

Notice of Articles dated June 23, 2010 *

Certificate of Change of Name dated April 29, 2015

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

Voting Trust Agreements - N/A

Material Contracts

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

Financial and administrative services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007. *

Executive employment contact effective January 1, 2013 between the Company and Marc Blythe. *

Arrangement Agreement between the Company and Estrella Gold Corporation for the acquisition of Estrella by the Company dated February 6, 2015. **

Amendment to the Arrangement Agreement between the Company and Estrella Gold Corporation dated March 12, 2015. ***

List of Foreign Patents - N/A

Calculation of earnings per share - N/A

Explanation of calculation of ratios - N/A

List of Subsidiaries

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

Other Documents

Consent of Davidson & Company LLP, Chartered Professional Accountants, dated July 23, 2014. *

Copy of Stock Option Plan *

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

ALIANZA MINERALS LTD.

Consolidated Financial Statements

For the years ended September 30, 2018, 2017 and 2016

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alianza Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying financial statements of Alianza Minerals Ltd. (‘the Company’), which comprise the statements of financial position as at September 30, 2018 and 2017 and the statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended, and a summary of significant accounting policies and other explanatory information (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alianza Minerals Ltd. as at September 30, 2018 and 2017 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has incurred significant losses since inception and is also dependent upon its ability to secure new sources of financing to fund ongoing operations.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. In the completion of our audit procedures, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent of the Company in accordance with U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

January 24, 2019

We have served as the Company's auditor since 2015.

ALIANZA MINERALS LTD.

Expressed in Canadian Dollars, unless otherwise stated

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 39

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	September 30, 2018	September 30, 2017

Assets
Current assets
Cash		$6,599	$37,318
Receivables		17,759	11,912
Prepaid expenses		341	12,353
		24,699	61,583

Non-current assets
Equipment	4	750	8,945
Exploration and evaluation assets	5	2,700,511	2,278,107
Investment in associates – royalty interest	6	560,153	559,683
VAT receivables		37,721	32,812
		3,299,135	2,879,547
Total assets		$3,323,834	$2,941,130

Current liabilities
Accounts payable and accrued liabilities		$91,354	$79,521
Due to related parties	9	276,628	75,680
		367,982	155,201
			-
Shareholders’ equity
Share capital	7	16,863,904	15,954,681
Reserves	7, 8	2,677,044	2,614,049
Accumulated other comprehensive loss		(20,100)	(44,645)
Deficit		(16,564,996)	(15,738,156)
		2,955,852	2,785,929

Total shareholders’ equity and liabilities		$3,323,834	$2,941,130

Nature of operations and going concern (Note 1)

Event subsequent to the reporting period (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on January 24, 2019.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30,
	Note	2018	2017	2016

Expenses
Accounting and legal fees	9	$164,926	$190,180	$220,689
Depreciation	4	2,508	2,822	3,518
Investor relations and shareholder information	9	57,872	75,297	48,249
Office facilities and administrative services	9	18,201	18,462	18,608
Office expenses		35,929	58,078	52,706
Property investigation expenses		21,519	71,179	69,506
Share-based payments	9	67,490	-	164,206
Transfer agent, listing and filing fees		28,784	18,746	18,947
Travel		16,106	31,135	15,436
Wages, benefits and consulting fees	9	168,163	220,478	281,944
		(581,498)	(686,377)	(893,809)

Interest income and other income		2,683	1,048	3,197
Foreign exchange (loss)		(3,269)	(14,335)	(35,037)
Gain on disposal of equipment		19,181	-	2,480
Write down of exploration and evaluation assets	5	(263,937)	(583,776)	(530,147)
Net loss for the year		$(826,840)	$(1,283,440)	$(1,453,316)
Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiary		24,545	(31,206)	(90,656)
Total comprehensive loss for the year		$(802,295)	$(1,314,646)	$(1,543,972)
Basic and diluted loss per common share		$(0.02)	$(0.04)	$(0.07)
Weighted average number of common shares outstanding – basic and diluted		39,875,312	31,365,657	20,381,264

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital		Reserves		Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2015		13,779,078	$ 13,653,601	$ 1,556,709	$ 597,205	$ 224,027	$ 77,217	$ (13,001,400)	$ 3,107,359
Private Placements	7(b)(ii)(iii)(iv)	12,500,000	1,310,000	-	-	-	-	-	1,310,000
Shares for debt settlement	7(b)(i)	2,000,000	300,000	-	-	-	-	-	300,000
Share issue costs		-	(111,702)	-	-	39,948	-	-	(71,754)
Share-based payments		-	-	164,206	-	-	-	-	164,206
Net loss		-	-	-	-	-	(90,656)	(1,453,316)	(1,543,972)
Balance, September 30, 2016		28,279,078	$ 15,151,899	$ 1,720,915	$ 597,205	$ 263,975	$ (13,439)	$ (14,454,716)	$ 3,265,839
Private placements	7(b)(v)(vi)	6,785,715	830,357	-	44,643	-	-	-	875,000
Share issue costs		-	(72,549)	-	-	10,097	-	-	(62,452)
Share-based payments		-	-	-	-	-	-	-	-
Exercise of finder’s warrants	7(b)(vii)	221,875	44,974	-	-	(22,786)	-	-	22,188
Net loss		-	-	-	-	-	(31,206)	(1,283,440)	(1,314,646)
Balance, September 30, 2017		35,286,668	$ 15,954,681	$ 1,720,915	$ 641,848	$ 251,286	$ (44,645)	$ (15,738,156)	$ 2,785,929
Private Placements	7(b)(xi)	7,500,000	750,000	-	-	-	-	-	750,000
Acquisition of exploration and evaluation assets	7(b)(vii)(x)(xii)	2,200,000	191,000	-	-	-	-	-	191,000
Share issue costs		-	(63,196)	-	-	11,424	-	-	(51,772)
Exercise of finder’s warrants	7(b)(ix)	155,000	31,419	-	-	(15,919)	-	-	15,500
Share-based payments		-	-	67,490	-	-	-	-	67,490
Net loss		-	-	-	-	-	24,545	(826,840)	(802,295)
Balance, September 30, 2018		45,141,668	$ 16,863,904	$ 1,788,405	$ 641,848	$ 246,791	$ (20,100)	$ (16,564,996)	$ 2,955,852

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2018	2017	2016

Cash flows from (used in) operating activities
Net loss for the period	$(826,840)	$(1,283,440)	$(1,453,316)
Items not affecting cash:
Depreciation	2,508	2,822	3,518
(Gain) on disposal of equipment	(19,181)	-	(2,480)
Share-based payments	67,490	-	164,206
Write-down of exploration and evaluation assets	263,937	583,776	530,147

Changes in non-cash working capital items:
Receivables	(5,847)	1,577	3,463
VAT Receivables	(4,909)	(25,448)	(7,364)
Prepaid expenses	12,012	(7,302)	4
Accounts payable and accrued liabilities	14,631	7,283	64,806
Due to related parties	206,448	(116,291)	146,295
Net cash (used in) operating activities	(289,751)	(837,023)	(550,721)

Cash flows from (used in) investing activities
Sale / (purchase) of equipment	24,983	(1,702)	3,350
Exploration and evaluation assets	(474,387)	(390,633)	(315,710)
Net cash (used in) investing activities	(449,404)	(392,335)	(312,360)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	750,000	875,000	1,310,000
Proceeds from exercise of finder’s warrants	15,500	22,188	-
Share issue costs	(57,272)	(54,415)	(67,291)
Net cash provided by financing activities	708,228	842,773	1,242,709

Effect of exchange rate changes on cash	208	2,204	25,071

Change in cash for the year	(30,719)	(384,381)	404,699

Cash, beginning of the year	37,318	421,699	17,000

Cash, end of the year	$6,599	$37,318	$421,699

Supplemental disclosure with respect to cash flows (Note 10)

Cash consists of $4,056 (2017 - $ nil; 2016 - $ nil) held for flow-through expenditures.

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

As at September 30, 2018, the Company had working capital deficiency of $343,283 (September 30, 2017: $93,618) and shareholders’ equity of $2,955,852 (September 30, 2017: $2,785,929).

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2018 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

Under IFRS 9, financial assets are required to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

IFRS 9 provides a three-stage expected credit loss model for calculating impairment for financial assets. Expected credit losses are required to be recognized when financial instruments are initially recognized and the amount of expected credit losses recognized are required to be updated at each reporting date to reflect changes in the credit risk of the financial instruments.

On initial recognition, IFRS 9 requires financial liabilities to be classified as subsequently measured at amortized cost except for when one of the specified exceptions applies.

•

IFRS 16 Leases (effective January 1, 2019)

Under IFRS 16, virtually all leases are required to be accounted for as finance leases rather than operating leases, where the required lease payments are disclosed as a commitment in the notes to the financial statements. As a result, the company will be required to recognize leased assets (“right-of-use” assets) and the related lease liability on the statement of financial position.

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

The Company has determined that the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign exchange reserve.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Equipment – continued

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

As at September 30, 2018, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company’s receivables (excluding commodity taxes) have been classified as loans and receivables.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount investment in associates may not be recoverable; and

•

the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiaries in the USA is the US dollar.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based payment transactions – continued

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

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. On issuance, the premium recorded on the flow-through share, being the difference in price over a common share with no tax attributes, is recognized as a liability. As expenditures are incurred, the liability associated with the renounced tax deductions is recognized through profit and loss with a pro-rata portion of the deferred premium.

Loss per common share

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

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

4.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2016	6,234	10,898	17,132
Assets acquired	1,702	-	1,702
Foreign exchange movement	(294)	(1,163)	(1,457)
As at September 30, 2017	$7,642	$9,735	$17,377
Disposal during the year	(2,887)	(10,886)	(13,773)
Foreign exchange movement	358	1,377	1,735
As at September 30, 2018	$5,113	$226	$5,339
Accumulated depreciation
As at September 30, 2016	4,065	2,976	7,041
Depreciation for the year	1,037	1,785	2,822
Foreign exchange movement	(301)	(1,130)	(1,431)
As at September 30, 2017	$4,801	$3,631	$8,432
Depreciation for the year	1,206	1,302	2,508
Depreciation for the year related to disposal	(1,979)	(5,944)	(7,923)
Foreign exchange movement	335	1,237	1,572
As at September 30, 2018	$4,363	$226	$4,589
Net book value
As at September 30, 2017	$2,841	$6,104	$8,945
As at September 30, 2018	$750	$-	$750

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

The Company has properties in Peru (the “Peru Properties”), in Nevada, USA (the “USA Properties”) and in British Columbia and Yukon Territory of Canada (the “Canada Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2018

	USA				Canada			Peru

	Horsethief	Bellview	BP	Others	Haldane	KRL	Others	Yanac	Others	Total

Balance at September 30, 2017	$158,020	$83,942	$216,126	$22,830	$-	$-	$1,174,169	$410,630	$212,390	$2,278,107

Additions during the year
Acquisition costs:
Property acquisition	-	-	-	-	242,000	19,000	-	-	-	261,000
	-	-	-	-	242,000	19,000	-	-	-	261,000
Exploration expenditures:
Aircraft charter	-	-	-	-	13,397	2,545	14,072	-	-	30,014
Camp, travel and meals	3,432	1,203	134	-	35,549	-	4,444	-	2,341	47,103
Community relations	-	-	-	-	2,928	-	-	-	-	2,928
Field equipment rental	514	-	-	-	21,038	-	-	-	-	21,552
Field supplies and maps	282	-	-	-	8,187	-	32	-	-	8,501
Geochemical	-	-	-	-	31,248	-	-	-	-	31,248
Geological consulting	11,063	-	-	-	112,659	-	5,257	-	15,652	144,631
Legal and accounting	763	533	1,720	181	4,418	-	-	-	4,206	11,821
Licence and permits	48,971	9,613	30,995	3,304	-	-	-	5,833	-	98,716
Office and administrative fees	-	-	-	-	-	-	-	207	5,708	5,915
Rent	-	-	-	-	-	-	-	-	2,436	2,436
	65,025	11,349	32,849	3,485	229,424	2,545	23,805	6,040	30,343	404,865

Less:
Recovered exploration expenditures	-	-	-	(3,277)	-	-	-	-	-	(3,277)
Write-down of properties	-	-	-	-	-	-	-	-	(263,937)	(263,937)

Net additions	65,025	11,349	32,849	208	471,424	21,545	23,805	6,040	(233,594)	398,651

Foreign currency translation	-	-	-	-	-	-	-	2,549	21,204	23,753

Balance at September 30, 2018	$223,045	$95,291	$248,975	$23,038	$471,424	$21,545	$1,197,974	$419,219	$-	$2,700,511

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2017

	USA				Canada	Peru

	Horsethief	Bellview	BP	Others		Yanac	Others	Total

Balance at September 30, 2016	$15,149	$31,411	$112,750	$21,193	$1,174,169	$510,781	$628,492	$2,493,945

Additions during the year
Acquisition costs:
Claim staking	8,867	-	12,960	-	-	-	-	21,827
	8,867	-	12,960	-	-	-	-	21,827
Exploration expenditures:
Camp, travel and meals	12,906	4,527	4,527	-	-	1,830	539	24,329
Field supplies and maps	109	109	109	-	-	-	-	327
Geological consulting	86,552	32,131	32,130	-	-	7,437	21,736	179,986
Insurance	-	-	-	-	-	899	-	899
Legal and accounting	1,045	730	2,356	249	-	2,226	7,585	14,191
Licence and permits	24,982	9,751	46,010	3,295	-	5,648	34,294	123,980
Office and administrative fees	-	-	-	-	-	8,497	7,985	16,482
Rent	1,336	1,334	1,335	-	-	346	1,538	5,889
Reporting, drafting, sampling and analysis	7,074	3,949	3,949	-	-	103	-	15,075
	134,004	52,531	90,416	3,544	-	26,986	73,677	381,158

Less:
Recovered exploration expenditures	-	-	-	(1,907)	-	-	-	(1,907)
Write-down of properties	-	-	-	-	-	(114,319)	(469,457)	(583,776)

Net additions / (subtractions)	142,871	52,531	103,376	1,637	-	(87,333)	(395,780)	(182,698)

Foreign currency translation	-	-	-	-	-	(12,818)	(20,322)	(33,140)

Balance at September 30, 2017	$158,020	$83,942	$216,126	$22,830	$1,174,169	$410,630	$212,390	$2,278,107

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties. In 2015 and 2016, the Company dropped four of the gold properties.  The properties retained are:

•

Horsethief

•

Bellview

•

East Walker

•

Ashby

a)

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche. A 2% NSR is payable to a previous owner of the property from production from some claims on the property while a 1% NSR is payable to Sandstorm on all the claims on the property.

In 2017, the Company acquired new ground by staking an additional 33 BLM Iode mining claims at the Horsethief property.

As of September 30, 2018, the Company had spent $223,045 on advancing this property.

b)

Bellview

The Bellview property is located in White Pine County, near the Bald Mountain Gold Mine.  A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

As of September 30, 2018, the Company had spent $95,291 on advancing this property.

c)

BP

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

As of September 30, 2018, the Company had spent $248,975 on advancing this property.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

e)

Others – East Walker

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of September 30, 2018, the Company had spent $21,221 on advancing this property.

Canada

a)

Haldane

On March 2, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property.

The Company purchased the Haldane property from Equity for the following consideration:

•

issue 2 million shares to Equity upon receipt of TSX-Venture approval (shares issued);

•

make two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019;

•

make a final $100,000 cash payment or issue the number of shares of equivalent value at the Company’s election, on June 30, 2019; and

•

make bonus share payments to Equity:

o

issue 250,000 shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”) for the following consideration:

•

issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•

make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2019;

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2020;

•

make cash payment of $25,000 and issue 150,000 shares to the Estate by April 12, 2021; and

•

make bonus share payments to the Estate as follows:

o

issue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

As of September 30, 2018, the Company had spent $471,424 on advancing this property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

b)

KRL

On September 1, 2018, the Company optioned the KRL property from prospector Bernie Kreft (“Kreft”), and is located in British Columbia’s prolific Golden Triangle, Canada. Kreft has a 1% NSR royalty on the KRL property.

The Company optioned the KRL property from Kreft for the following consideration:

•

make cash payments of $10,000 (paid) and issue 100,000 shares to Kreft upon receipt of TSX-Venture approval (issued);

•

make cash payments of $15,000 to Kreft by October 15, 2018 (subsequently paid);

•

make cash payments of $25,000 and issue 100,000 shares to Kreft by September 30, 2019;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30,2020;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30,2021;

•

make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30,2022;

•

make bonus share payments to Kreft as follows:

o

issue additional shares upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares;

o

500,000 shares to be issued on the commencement of commercial production.

As of September 30, 2018, the Company had spent $21,545 on advancing this property.

c)

Others

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

As of September 30, 2018, the Company had spent $1,197,974 on advancing these properties.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Peru

On April 29, 2015, the Company acquired the Yanac, Isy and La Estrella properties in Peru.

•

Yanac – located in Chincha region of the Department of Ica, south-central Peru.

•

Isy – located in the Department of Ayucucho, Peru (dropped in June 2017).

•

La Estrella – located 130 kilometers south of Huancayo in the Department of Huancavelica, Peru (dropped in June 2018).

a)

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly-owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”) and the Company’s wholly-owned subsidiary entered into a Limited Liability Company Membership Agreement (“agreement”) in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which took over all previous obligations of Cliffs.

On July 6, 2016, 50 King terminated the agreement, retaining only a 0.5% net smelter royalty (“NSR”) on the Yanac property based on prior expenditures and transferred the ownership of the property back to the Company.

As of September 30, 2018, the Company had spent $419,219 on advancing this property.

During the year ended September 30, 2018, the Company dropped La Estrella property and wrote off $263,937. (2017 – wrote off $583,776 as a result of reducing the size of Yanac property and La Estrella property and dropping Isy property).

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

Prior to the Company’s investment in Pucarana, the Company had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at September 30, 2018, summarized financial information for the associate is as follows:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

6.

INVESTMENT IN ASSOCIATES – ROYALTY INTEREST - continued

•

Current assets - $Nil (2017 - $1,760)

•

Non-current assets - $53,580 (2017 - $52,212)

•

Current liabilities - $445 (2017 - $326)

•

Non-current liabilities - $79,359 (2017 - $76,109)

To date, there is no profit or loss from continuing operations.

7.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2018, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

 b)

Issued:

During the year ended September 30, 2016, the Company:

i)

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

ii)

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

iii)

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued – continued

iv)

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

During the year ended September 30, 2017, the Company:

v)

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

vi)

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

vii)

 During the year ended September 30, 2017, the Company issued common shares pursuant to the exercise of 221,875 finder’s warrants for cash proceeds of $22,188.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued – continued

During the year ended September 30, 2018, the Company:

viii) Issued 2,000,000 common shares to Equity at a price of $0.085 per share for a total consideration of $170,000 to pay for the Haldane property (see Note 5).

ix) Issued common shares pursuant to the exercise of 155,000 finder’s warrants for cash proceeds of $15,500.

x) Issued 100,000 common shares to the Estate at a price of $0.12 per share for a total consideration of $12,000 to pay for the Haldane property (see Note 5).

xi) Completed a non-brokered private placement on April 25, 2018 by issuing 5,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $500,000 and 2,500,000 flow-through shares (“FT Share”) at a price of $0.10 per FT Share for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.15. In connect with the financing, the Company paid $24,000 as a cash finder’s fee and issued 240,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.10 for a period of 24 months. The value of the finder’s warrants was determined to be $11,424 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $27,772 in connection with this financing.

xii) Issued 100,000 common shares to Kreft at a price of $0.09 per share for a total consideration of $9,000 to pay for the KRL property (see Note 5).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2018 are summarized as follows:

Expiry date	Exercise price	September 30, 2017	Granted	Exercised	Expired/ cancelled	September 30, 2018
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
March 14, 2023	$0.10	-	850,000	-	-	850,000
Options outstanding		2,657,000	850,000	-	-	3,507,000
Options exercisable		2,657,000	850,000	-	-	3,507,000
Weighted average exercise price		$0.20	$0.10	$Nil	$Nil	$0.18

As at September 30, 2018, the weighted average contractual remaining life of options is 2.81 years (September 30, 2017 – 3.29 years; September 30, 2016 – 4.28 years).  The weighted average fair value of stock options granted during the year ended September 30, 2018 was $0.08 (2017 - $Nil; 2016 - $0.12).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2016 are summarized as follows:

Expiry date	Exercise price	September 30, 2015	Granted	Exercised	Expired/ cancelled	September 30, 2016
October 1, 2015	$0.25	6,000	-	-	(6,000)	-
May 7, 2017	$0.25	4,500	-	-	-	4,500
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,265,500	-	-	(1,000)	1,264,500
April 29, 2021	$0.25	-	100,000	-	-	100,000
September 30, 2021	$0.15	-	1,270,000	-	-	1,270,000
Options outstanding		1,298,500	1,370,000	-	(7,000)	2,661,500
Options exercisable		1,298,500	1,370,000	-	(7,000)	2,661,500
Weighted average exercise price		$0.25	$0.16	$Nil	$0.25	$0.20

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Risk-free interest rate	1.25%	n/a	1.27%
Expected life	5 years	n/a	5 years
Expected volatility	166.63%	n/a	137.37%
Expected dividend yield	nil	n/a	nil

b)

Warrants

The continuity of warrants for the year ended September 30, 2018 is as follows:

Expiry date	Exercise price	September 30, 2017	Issued	Exercised	Expired	September 30, 2018
October 3, 2017	$0.40	687,000	-	-	(687,000)	-
October 9, 2017	$0.40	755,500	-	-	(755,500)	-
December 24, 2017	$1.00	300,000	-	-	(300,000)	-
April 29, 2018	$0.40	3,000,000	-	-	(3,000,000)	-
September 28, 2019	$0.20	1,200,000	-	-	-	1,200,000
March 6, 2020	$0.20	2,500,000	-	-	-	2,500,000
March 8, 2020	$0.15	7,221,875	-	-	-	7,221,875
April 7, 2020	$0.15	3,100,000	155,000	-	-	3,255,000
March 25, 2020	$0.15	-	5,000,000	-	-	5,000,000
August 16, 2020	$0.20	892,857	-	-	-	892,857
Outstanding		19,657,232	5,155,000	-	(4,742,500)	20,069,732
Weighted average exercise price		$0.23	$0.15	$Nil	$0.44	$0.16

 As at September 30, 2018, the weighted average contractual remaining life of warrants is 1.48 years (September 30, 2017 – 1.95 years; September 30, 2016 – 2.49 years).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2018 is as follows:

Expiry date		Exercise price	September 30, 2017	Issued	Exercised	Expired	September 30, 2018
October 7, 2017	(1)	$0.10	155,000	-	(155,000)	-	-
March 28, 2018	(2)	$0.125	20,000	-	-	(20,000)	-
September 6, 2018	(3)	$0.125	173,600	-	-	(173,600)	-
April 25, 2020		$0.10		240,000	-	-	240,000
August 16, 2020		$0.14	26,100	-	-	-	26,100
Outstanding			374,700	240,000	(155,000)	(193,600)	266,100
Weighted average exercise price			$0.12	$0.10	$0.10	$0.125	$0.10

(1)

The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until April 7, 2020. On October 4, 2017, 155,000 finder’s warrants were exercised resulting in 155,000 common shares and 155,000 warrants issued.

(2)

The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until September 28, 2019.

(3)

The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until March 6, 2020.

As at September 30, 2018, the weighted average contractual remaining life of finder’s warrants is 1.60 years (September 30, 2017 – 0.67 years; September 30, 2016 – 1.00 years).

      The continuity of finder’s warrants for the year ended September 30, 2017 is as follows:

Expiry date	Exercise price	September 30, 2016	Issued	Exercised	Expired	September 30, 2017
September 8, 2017	$0.10	223,750	-	(221,875)	(1,875)	-
October 7, 2017	$0.10	155,000	-	-	-	155,000
March 28, 2018	$0.125	20,000	-	-	-	20,000
September 6, 2018	$0.125	-	173,600	-	-	173,600
August 16, 2020	$0.14	-	26,100	-	-	26,100
Outstanding		398,750	199,700	(221,875)	(1,875)	374,700
Weighted average exercise price		$0.10	$0.13	$0.10	$0.10	$0.12

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Risk-free interest rate	1.03%	0.60%	0.62%
Expected life	2 years	1.7 years	1.5 years
Expected volatility	88.91%	83.78%	146.22%
Expected dividend yield	nil	nil	nil

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2018
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ 15,880	$ 135,880
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,940	$ 7,940
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
Mark T. Brown, Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,910	$ 11,910
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS – continued

For the year ended September 30, 2017
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 120,000

For the year ended September 30, 2016
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ 23,560	$ 143,560
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 17,670	$ 17,670
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
Mark T. Brown, Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 17,670	$ 17,670
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,780	$ 11,780
Geoff Chater Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 26,380	$ 26,380

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2018	September 30, 2017	As at September 30, 2018	As at September 30, 2017
Amounts due to:
Jason Weber	Consulting fee	$ 120,000	$ 120,000	$ 24,093	$ 80

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 176.745	$ 173,025	$ 252,535 (b)	$ 75,600
TOTAL:				$ 276,628	$ 75,680

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b) Includes a $60,000 advance that is non-interest bearing without specific terms of repayment.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2018 were as follows:

•

As at September 30, 2018, a total of $19,963 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•

As at September 30, 2018, a total of $15,000 in share issue costs was included in due to related parties;

•

The Company recorded $191,000 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets; and

•

The Company recorded $11,424 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

The significant non-cash investing and financing transactions during the year ended September 30, 2017 were as follows:

•

As at September 30, 2017, a total of $22,761 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•

As at September 30, 2017, a total of $20,500 in share issue costs was included in due to related parties; and

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

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2018	September 30, 2017
Non-current assets
USA	$590,349	$480,918
Peru	1,017,093	1,222,794
Canada	1,691,693	1,175,835
	$3,299,135	$2,879,547

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2018	2017

Loss before income taxes	$(826,840)	$(1,283,440)

Expected income tax recovery	$(247,000)	$(306,000)
Permanent differences	19,000	-
Share issue costs	(14,000)	(16,000)
Change in unrecognized deductible temporary differences	242,000	322,000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2018	Expiry Date Range	2017	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	2,962,000	No expiry date	3,916,000	No expiry date
Property and equipment	53,000	No expiry date	117,000	No expiry date
Share issue costs	111,000	2039 to 2042	112,000	2038 to 2041
Allowable capital losses	3,221,000	No expiry date	1,591,000	No expiry date
Non-capital losses available for future periods	15,614,000	2019 to 2038	14,448,000	2018 to 2037

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2018, the Company has an obligation for future flow-through expenditures of $2,239 (2017: $Nil).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $94,500.

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

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2018, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk – continued

i)

Interest rate risk

As at September 30, 2018, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at September 30, 2018	Level 1	Level 2	Level 3	Total
Assets:
Cash	$6,599	$-	$-	$6,599

As at September 30, 2017	Level 1	Level 2	Level 3	Total
Assets:
Cash	$37,318	$-	$-	$37,318

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2017.

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

16.

EVENT SUBSEQUENT TO THE REPORTING PERIOD

The Company completed a non-brokered private placement on December 24, 2018 by issuing 5,000,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $250,000 and 10,203,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $612,200. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.10. In connect with the financing, the Company paid $50,760 as a cash finder’s fee and issued 887,250 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

Registrant

Dated: February 15, 2019	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer

