Form 20-F
period 2019-09-30
Alianza Minerals Ltd.
filed 2020-02-18
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

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

Suite 410-325 Howe  Street, Vancouver, British Columbia, Canada V6C 1Z7

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  82,434,697 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 124

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2019, 2018 and 2017 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2016 and 2015 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)*

	Year Ended 9/30/19	Year Ended 9/30/18	Year Ended 9/30/17	Year Ended 9/30/16	Year Ended 9/30/15

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$7	$3	$1	$3	$21
Net Loss	($997)	($827)	($1,283)	($1,453)	($2,831)
Total Comprehensive Loss	($1,004)	($802)	($1,315)	($1,544)	($2,751)
Basic and Diluted Loss Per Share	($0.02)	($0.02)	($0.04)	($0.07)	($0.30)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares (000)	61,804	39,875	31,366	20,381	9,298
Working Capital (deficit)	$29	($343)	($94)	$332	($87)
Mineral Properties	$3,728	$2,701	$2,278	$2,494	$2,933
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$3,801	$2,956	$2,786	$3,266	$3,107
Total Assets	$4,495	$3,324	$2,941	$3,512	$3,548
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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/19	$ 1.32	$ 1.36	$ 1.30	$ 1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38

Three Months Ended 12/31/19	$ 1.30	$ 1.33	$ !.30	$ !.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.33	1.35	1.30	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34

Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29

Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33

January 2020		$ 1.32	$ 1.30	$ 1.32
December 2019		1.33	1.30	1.30
November 2019		1.33	1.31	1.33
October 2019		1.33	1.31	1.31
September 2019		1.33	1.31	1.32
August 2019		1.33	1.32	1.33
July 2019		1.32	1.30	1.31

The exchange rate was $1.32 on January 31, 2020.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2019. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2019, the end of the most recent fiscal quarter, there were 82,434,697 common shares and no preferred shares issued and outstanding.

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

Currently, the Company conducts mineral exploration in Canada, the United States, and Peru.

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

In March 2019, the Company entered an option agreement with Hochschild Mining (US) Inc., a wholly owned subsidiary of Hochschild Mining PLC, on the Horsethief, Bellview and BP projects in Nevada. Under the agreement, Hochschild could earn an initial 60% interest in each project by funding exploration over an initial 4.5-5.5 year period, and could earn an additional 10% interest (for a total 70% interest) in each property by funding further exploration over another 3 year period. During fiscal 2019, initial exploration funded by Hochschild was completed on all 3 properties. Hochschild decided to discontinue the option on Belleview and BP and continue exploration on the Horsethief property, which may include a drill program in fiscal 2020.

In fiscal 2019, exploration programs were conducted on the Haldane and KRL properties in Canada. At KRL, sampling identified additional gold-bearing quartz veins along trend which expands the known mineralization an additional 100 meters. On Haldane, drilling was conducted on the Bighorn and Middlecoff zones and identified new silver mineralization. The Company intends to conduct further drilling on Haldane in fiscal 2020.

In January 2020, the Coeur Mining Inc. signed an option agreement on the Company’s Tim Property in the Yukon. Under the agreement, Coeur can earn an 80% interest in the property by funding $3.55 million in exploration over five years and paying Alianza $575,000 in cash payments over eight years. The 2020 exploration program on Tim is expected to consist of detailed mapping, soil geochemical surveys, and reopening old trenches for sampling.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in Nevada, USA, the Yukon Territory and British Columbia, Canada, and Peru. All of the Company's properties are currently at the exploration stage.

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

Under an agreement dated January 27, 2015, the Company acquired eight gold properties in Nevada from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 common shares (adjusted for the 1 for 10 common share consolidation) and granting Sandstorm an NSR ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on the eight properties. During fiscal 2015, the Company conducted first phase exploration, including rock sampling and prospecting, on the eight properties. In August 2015, the Company reduced the size of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties, and dropped the Hot Pot property. Capitalized property expenditures of $76,900 were written off. During 2016, the Company dropped the Columbia, Fri Gold and Kobeh properties and wrote off capitalized expenditures of $28,531. During 2017, the Company increased the size of the Horsethief property by staking an additional 33 lode claims, and further increased Horsethief by staking 26 claims in fiscal 2019.

One of the Company’s Nevada properties, Horsethief, is currently under option to Hochchild Mining PLC. The Company is currently looking to advance the other four Nevada properties to joint-venture ready status or option them to other companies.

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche, Nevada. The property currently consists of 63 claims totaling 1,411 acres, as the Company dropped 66 claims of 1,478 acres in fiscal 2015 and staked 33 new claims in fiscal 2017, and staked 26 new claims in fiscal 2019. The Company has a 100% interest in the property, subject to a 1% NSR payable to Sandstorm on all the claims acquired from Sandstorm and a 2% NSR on some claims acquired from Sandstorm payable to Nevada Eagle Resources LLC (“NER”).

Under and agreement with an Effective Date of March 1, 2019, the Company entered into an option agreement with Hochschild Mining PLC whereby Hochschild can earn up to a 70% undivided interest in the Horsethief property.

Hochschild can earn an initial 60% interest in the property by funding US$5,000,000 in exploration on the property over a 5 ½ year period under the following schedule:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$500,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000
12 months from the end of Agreement Year 4	Agreement Year 5	US$500,000

Within 60 days of the acceptance of the first option, Hochchild may elect to enter a second option to earn an additional 10% interest (for 70% total) in the property by funding a further US$5,000,000 in exploration over 3 years, with a minimum of US$500,000 in exploration per year.

The exploration target at Horsethief is sediment-hosted (Carlin-style) gold mineralization. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops and shallow drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Subsequent geophysical surveys (Induced Polarization chargeability and resistivity) indicate that stratigraphy and potentially mineralized targets dip to the east under the volcanic cover and below the extent of prior drilling.  Work by prior operators included sampling hematite-rich jasperoid breccia outcrops. Drilling of 4,200 meters of rotary drilling in 1984 by a prior operator reported numerous shallow sub-gram gold intervals over tens of meters.

The primary targets on the property include:

Horsethief North – A large jasperoid breccia exposure, 900 by 150 metres in size, at the contact of carbonate rocks and overlying volcanic rocks. A surface rock sample assayed 21.94 g/t gold. Three historic drill holes ended in mineralization at shallow depths and one hole intersected 39.6 m of 0.79 g/t gold. Mineralized targets potentially exist at depths below 100 metres as evidenced by silicified collapse breccias and “terra rosa” soils corresponding to recessive-weathering karst breccias occurring at stratigraphic levels below previous drilling. These paleo-karst features may provide important conduits and traps for hosting gold mineralization.

Thoroughbred – This area is located 250 metres south of the Horsethief North, and may be an extension of that target. It consists of jasperoid on surface overlying a buried 500-metre diameter chargeability high anomaly. This area exhibits a high degree of structural complexity. One historic hole tested this target to a depth of 52 metres but would not have tested the IP chargeability anomaly at depth.

Horsethief South

The Southern Jasperoid target is a historically drilled surface expression of silicified collapse and jasperoid breccias which have returned gold values up to 1.06g/t from surface grab samples. One historic drill hole returned 13.7 metres averaging 1.22 g/t gold. Alianza geologists have also identified jasperoid replacing limestone beds, decarbonatization alteration, favourable structural preparation and paleo-karst features that may be effective conduits and traps for gold bearing fluids below the depths of prior drilling.

Mustang – Mustang is large chargeability/coincident resistivity anomaly at depth that is the proposed source for gold bearing jasperoid on surface at the Horsethief South area. Historic drilling yielded a 6.1 metre intersection that averaged 1.22 g/t gold. The chargeability anomaly measures 1,000 by 800 meters in size. New drilling in this area would target the broad IP chargeability anomaly that extends to the Stallion and Horsethief South targets to determine if it represents stratigraphically controlled gold mineralization.

Stallion/NE Jasperoid – Stallion is a defined surficial target identified in 2017. Jasperoid outcrops with anomalous pathfinder element geochemistry are underlain by resistivity and chargeability (500 by 750 m) anomalies. The geophysical anomalies may represent the source for surface jasperoid exposures. The 2019 exploration program identified additional gold-bearing jasperoid alteration in carbonate outcrops northeast of the Stallion and the claim package was extended to cover this new occurrence. Management is planning a small IP survey to expand coverage over this new ground.

Exploration by the Company

The Company’s 2015 exploration program was successful in identifying potential controls for mineralization as the breccias appear to be controlled by the intersection of north/northwest structures intersecting north-south faults. Limited sampling returned favorable pathfinder geochemistry indicating that the targets are prospective for Carlin-style mineralization in permissive stratigraphy projected to exist at depth.

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

Two primary target areas emerged, both characterized by jasperoid alteration, anomalous gold and pathfinder elements including silver, arsenic, mercury, molybdenum, and antimony. The North Horsethief target is dominated by a 900 by 150 metre jasperoid breccia occurrence at the contact of the Cambrian carbonate stratigraphy with Tertiary age volcanic tuffs that surround the property. Strongly anomalous gold geochemistry and coincident pathfinder element geochemistry in rocks and soils are associated with north-south, northeast and east-west oriented faulting. The highest rock sample reported from the property (sampled by a previous operator - 21.94 g/t gold) is located in this area. Immediately east of the main jasperoid body, vuggy fluorite and barite were noted in a smaller outcrop of jasperoid located on an east-west fault.

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

In 2018, the Company contracted with Big Rock Exploration LLC to complete additional exploration at several of the Nevada properties, including Horsethief. Work included additional data compilation, mapping, and sampling, and identified drill targets. The 2019 exploration program funded by Hochschild included detailed mapping focused on lithology, structure and alteration of the prospective limestone and dolostone stratigraphy exposed at Horsethief. Significantly, based on lithological characteristics and fossil identification, this work confidently assigned stratigraphic ages ranging from upper Cambrian to lower Ordovician.  This is an important age determination as it corresponds to the ages of rocks hosting other known deposits in the area. This program also identified a new window of upper Cambrian to lower Ordovician-aged carbonate stratigraphy with significant jasperoid alteration in the northeast portion of the property. An additional 26 claims were staked to cover this occurrence as well as prospective stratigraphy identified in the southern portion of the property.

Planning is currently underway for drilling at the property with funding from Hochschild. Drilling will target disseminated gold mineralization near the contact of Cambrian and Ordovician aged rocks which are known to host gold deposits elsewhere in Nevada. Prior to drilling, an Induced Polarization and magnetics survey, slated to start in February, will investigate the new claims added to the property subsequent to the completion of the 2019 program. Approximately five line-kilometres of IP and 20 line-kilometres of magnetics will be completed. Alianza is working with Hochschild’s technical team to prioritize targets for a 2,500-meter drill program which will commence as soon as weather conditions on the property permit.

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

Under an agreement with an Effective Date of March 1, 2019, the Company entered into an option agreement with Hochschild Mining PLC whereby Hochschild could have earned up to a 70% undivided interest in the Horsethief property.

Hochschild would have earned an initial 60% interest in the property by funding US$5,000,000 in exploration on the property over a 5 ½ year period, including a minimum qualifying expenditure of US$100,000 within 18 months from the Effective Date. Within 60 days of the acceptance of the first option, Hochchild could elect to enter a second option to earn an additional 10% interest (for 70% total) in the property by funding a further US$3,500,000 in exploration over 3 years.

During 2019, Hochschild funded a magnetics geophysical survey with a small mapping and sampling program. The magnetic response was muted and as such did not identify any magnetic high features. However, mapping and sampling refined the CS target where gold mineralization associated with jasperoid alteration and evidence of decalcification within the Secret Canyon Formation confirm the target area’s potential to be linked to buried mineralization. Among the three targets identified on the property, the CS target is now considered the highest priority of the three targets (Cherry Springs, Saddle and CS targets) identified on the property.

In November 2019, Hochschild informed the Company it will not be continuing with the earn-in on the Bellview project. The Company retains a 100% interest in the property. Additional exploration on the property is planned by the Company in 2020. The work will concentrate on the CS Showing in order to upgrade the property for potential option/JV partnerships.

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

Under an agreement with an Effective Date of March 1, 2019, the Company entered into an option agreement with Hochschild Mining PLC whereby Hochschild could have earned up to a 70% undivided interest in the Horsethief property.

Hochschild would have earned an initial 60% interest in the property by funding US$2,500,000 in exploration on the property over a 4 ½ year period, including a minimum qualifying expenditure of US$100,000 within 18 months from the Effective Date. Within 60 days of the acceptance of the first option, Hochchild could elect to enter a second option to earn an additional 10% interest (for 70% total) in the property by funding a further US$2,500,000 in exploration over 3 years.

Hochschild funded the 2019 exploration program, which consisted of mapping and sampling. Exploration focused on stratigraphic mapping to determine the ages of units present on the property and to identify lithologic characteristics that may provide conduits and traps for gold-bearing fluids. Additionally, structural and alteration mapping was completed, and 150 rock samples were collected. Mapping confirmed the presence of a northwest-trending central graben on the property that is bounded by Simonson dolostone on either side. Within the graben, mapping suggests that prospective stratigraphy analogous to that hosting mineralization at nearby deposits may be present within 50-200 meters of surface. Anomalous arsenic and antimony pathfinder signatures in rock samples demonstrate NNW and NE linear trends which appear to be associated with mapped features including bedding, faulting, and jasperoid breccias.

In November 2019, Hochschild informed the Company it will not be continuing with the earn-in on the BP project. The Company retains a 100% interest in the property. Additional exploration on the property is planned by the Company in 2020. The work will concentrate on refining the carbonate stratigraphy in order to provide a focus for future exploration and to upgrade the property for potential option/JV partnerships.

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

Canadian Properties

Yukon Properties

Haldane Property

The Haldane property is a 8,164 hectare silver/lead/zinc exploration project located 25 kilometers west of Keno City, in the western portion of the Keno Hill Silver District in the Yukon. The Company can acquire a 100% interest in the property, subject to a 2% NSR on a portion of the claims.

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

•

making two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019 (paid);

•

making a final $100,000 payment in cash or by issuing the number of shares of equivalent value at Alianza’s election, on June 30, 2019 ($25,000 cash paid and $75,000 of shares issued); and

•

by making the following bonus share payments to Equity:

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

•

make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2019;

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

In December 2018, the Company received a Class 3 Mining Land Use approval which allows for multiple phases of exploration. The permit is valid until November 25, 2028, subject to the standard restrictions and conditions contained in the Yukon Quartz Mining Act and the Quartz Mining Land Use Regulations.

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

During fiscal 2019, the Company completed a two phase exploration program on Haldane. Phase I consisted of additional soil geochemistry, mapping and trenching targeting the newly identified Bighorn and Ross anomalies and the Mt Haldane Vein System (MHVS). Trenching was completed at the Bighorn and MHVS areas with four trenches totaling 213 meters excavated. Mineralized faults mapped at the Bighorn target were strongly weathered at surface but returned anomalous lead and silver values. Continuous chip samples in trench BH02 returned 0.25% lead and 9.6 g/t silver over 10.9 meters, which included fault and heavily fractured and oxidized host rocks. Similar anomalous results were returned in trench BH01, 60 meters south. Soil geochemical results collected 300 meters south of BH01 on strike returned 63 g/t silver and greater than 1% lead, suggesting higher grade mineralization may be present.

The Phase II program consisted of four drill holes on targets identified by Phase I. The first two holes tested the Ross and Bighorn soil geochemical anomalies, neither of which had been previously tested by drilling.

At Bighorn, drill hole HLD19-51 cut a west to east cross section near the center of the 900 by 150 meter, north-south trending lead-silver-tin soil anomaly. Four significant north trending steep vein-structures were intersected, including a structure cut from 150 to 159 meters, and including 2.35 meters averaging 125 g/t silver and 4.4% lead from 154.15 meters depth within a wider 6.60 meter intersection that returned 50.1 g/t silver and 1.85% lead from 151.7 meters.

Results from Drill Hole HLD19-15 in the Bighorn Zone are contained in the following table:

From (m)	To (m)	Core Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Core Recovery (%)
151.70	158.30	6.60	0.004	50.1	1.85	0.14	85
154.15	156.50	2.35	0.004	125.7	4.39	0.09	84
48.00	53.65	5.65	0.003	2.1	0.15	0.01	69
133.30	135.50	2.20	0.013	5.6	0.66	0.05	97
196.95	198.00	1.05	0.004	48.2	2.08	2.73	45
251.00	253.60	2.60	0.007	3.2	0.07	1.01	86
271.00	271.40	0.40	0.005	42.7	2.16	1.07	91
328.65	329.40	0.75	0.003	2.0	0.06	1.03	100

Mineralization consists of siderite-quartz-galena-sphalerite veins and/or breccia fillings, typical mineralogy for the vein-fault zones in the Keno Hill district. Locally, poor core recovery within these faults may have negatively impacted the results, such as in the interval from 196.95 to 198.00 m where despite recovering only 45% of the core from the interval, it assayed 48.2 g/t Ag, 2.08% Pb and 2.73% Zn.

At the Ross Target, the drill hole tested the Ross Anomaly, a 300 meter by 100 meter lead-zinc-silver soil anomaly, approximately 3 kilometers along trend from the Middlecoff Zone on the Mt Haldane Vein System. Drill hole HLD19-14 was drilled east at -50° for 225 m to cut under the soil anomaly looking for the lower Keno Hill contact and a potential structure related to the soil geochemical anomaly. The hole passed below the anomaly completely within schist and phyllite of the Sourdough Member. The hole contained evidence of mineralization in the schist/phyllite, including manganese and iron oxides in veinlets and shears at 69-71 m, and <0.1% galena-sphalerite disseminated along foliation at 87.4 to 94.0 m but no significant assays were returned. The hole intersected quartzite below 180 m suggesting the initial target may exist deeper on the section.

The final two holes were drilled in the Middlecoff Zone of the Mt Haldane Vein System. Hole HLD19-16 totaled 187 meters and was drilled -60° at 085°. Hole HLD19-17 totaled 200 meters and was drilled -70° at 090°. Both holes targeted the Middlecoff Zone along strike from a high-grade silver-bearing vein which returned an average of 775 g/t Ag in a series of 17 historic chip samples averaging 1.0 meter wide over 13.7 meters of strike.  Hole HLD19-16 targeted this zone along a shallow plunge and intersected significant mineralization in the Middlecoff Zone from 110.30 to 125.00 metres downhole, crossing at least three mineralized vein-faults; from 110.30 to 112.76 metres, from 115.46 to 117.70 metres, and from 120.55 to 122.57 metres.

The zones consist of strongly oxidized, fractured and broken core with fault gouge and little remnant sulphide. Between these structures, the core is altered and mineralized with galena present in veins where preserved. Of note is the uppermost intersection within the Middlecoff zone which included a 0.35 metre section of 996 g/t silver and 1.486 g/t gold. This mineralization was marked by elevated gold-copper-antimony-arsenic values in contrast to the other intersections downhole which are lower in these elements. Further downhole, two additional mineralized structures were also intersected from 133.00 to 133.40 metres and 153.55 to 156.00 metres  in Footwall Veins.

Results from Drill Holes HLD19-16 and HLD19-17 in the Middlecoff Zone are contained in the following table:

DrillHole	From (m)	To (m)	Core Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Target	% Core Recovery
HLD19-16	110.30	112.76	2.46	0.458	211.1	5.45	3.37	Middlecoff	77
includes	111.35	111.70	0.35	1.486	996.0	28.35	0.53		67
HLD19-16	114.34	125.00	10.66	0.074	125.6	1.27	0.47	Middlecoff	89
includes	114.34	117.70	3.36	0.208	155.8	3.64	0.99		96
and	121.55	125.00	3.45	0.014	205.7	0.17	0.24		91
includes	121.55	122.57	1.02	0.015	455.0	0.39	0.51		82
HLD19-16	133.00	133.35	0.35	0.008	187.0	0.24	0.29	Footwall	73
HLD19-16	154.25	156.40	2.15	0.055	42.7	0.15	1.24	Footwall	86
HLD19-17	125.00	129.00	4.00	0.132	58.3	1.29	0.28	Middlecoff	98
HLD19-17	130.90	133.15	2.25	0.015	9.4	0.06	0.72	Middlecoff	92
HLD19-17	155.60	160.00	4.40	0.148	56.2	0.38	0.36	Footwall	84
includes	159.00	160.00	1.00	0.129	180.0	0.94	0.50		8

HLD19-17 targeted the Middlecoff Zone at approximately a -70° south plunge, 30-35 metres below the high-grade zone and 25 metres down dip from HLD19-16. This hole intersected a geologically similar section below the Ewing fault, but structures and veins are not as well-developed as in hole HLD19-16, with the vein-faults intersected between 125.00 and 133.15 metres. This may suggest the dominant control has a shallower plunge as seen in HLD19-16. In addition to this mineralization, there is a zone down hole that occurs in a strongly faulted, altered and mineralized section from 148.0 to 160.0 metres, that appears to correlate with the lower zone “Footwall Vein” in HLD19-16. This zone featured an intersection of 180.0 g/t silver and 0.129 g/t gold over 1.00 metre. Like the intersections in HLD19-16, the vein-fault zones consist of strongly oxidized, fractured and broken core with fault gouge and little remnant sulphide.

The Middlecoff vein–faults intersected in the current drilling and limited historic underground workings remain open to depth and in both directions along strike below the Ewing Fault.

The Company expects to resume exploration at Haldane in 2020 which will include additional drilling to follow up the 2019 drill program. The Company is also making Haldane available for joint-venture opportunities.

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

Details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
Y 69448	Duo	1	7/23/1973	7/4/1973	3/31/2021
Y 69449	Duo	2	7/23/1973	7/4/1973	3/31/2021
Y 69450	Duo	3	7/23/1973	7/4/1973	3/31/2021
Y 69451	Duo	4	7/23/1973	7/4/1973	3/31/2021
Y 69452	Duo	5	7/23/1973	7/4/1973	3/31/2021
Y 69453	Duo	6	7/23/1973	7/4/1973	3/31/2021
YC57136	Duo	7	8/24/2007	8/23/2007	3/31/2022
YC57137	Duo	8	8/24/2007	8/23/2007	3/31/2022
YC57138	Duo	9	8/24/2007	8/23/2007	3/31/2022
YC57139	Duo	10	8/24/2007	8/23/2007	3/31/2022
YC57140	Duo	11	8/24/2007	8/23/2007	3/31/2022
YC57141	Duo	12	8/24/2007	8/23/2007	3/31/2022
YC57142	Duo	13	8/24/2007	8/23/2007	3/31/2022
YC57143	Duo	14	8/24/2007	8/23/2007	3/31/2022
YC57144	Duo	15	8/24/2007	8/23/2007	3/31/2022
YC57145	Duo	16	8/24/2007	8/23/2007	3/31/2022
YC57146	Duo	17	8/24/2007	8/23/2007	3/31/2022
YC57147	Duo	18	8/24/2007	8/23/2007	3/31/2022
YC57148	Duo	19	8/24/2007	8/23/2007	3/31/2022
YC57149	Duo	20	8/24/2007	8/23/2007	3/31/2022
YC57150	Duo	21	8/24/2007	8/24/2007	3/31/2022
YC57151	Duo	22	8/24/2007	8/24/2007	3/31/2022
YC57152	Duo	23	8/24/2007	8/24/2007	3/31/2022
YC57153	Duo	24	8/24/2007	8/24/2007	3/31/2022
YC57154	Duo	25	8/24/2007	8/24/2007	3/31/2022
YC57155	Duo	26	8/24/2007	8/24/2007	3/31/2022
YC57156	Duo	27	8/24/2007	8/24/2007	3/31/2022
YC57157	Duo	28	8/24/2007	8/24/2007	3/31/2022
YC57158	Duo	29	8/24/2007	8/24/2007	3/31/2022
YC57159	Duo	30	8/24/2007	8/24/2007	3/31/2022
YC57160	Duo	31	8/24/2007	8/24/2007	3/31/2022
YC57161	Duo	32	8/24/2007	8/24/2007	3/31/2022

YC57162	Duo	33	8/24/2007	8/24/2007	3/31/2022
YC57163	Duo	34	8/24/2007	8/24/2007	3/31/2022
YC57164	Duo	35	8/24/2007	8/24/2007	3/31/2022
YC57165	Duo	36	8/24/2007	8/24/2007	3/31/2022
YC57166	Duo	37	8/24/2007	8/24/2007	3/31/2022
YC57167	Duo	38	8/24/2007	8/24/2007	3/31/2022
YC57168	Duo	39	8/24/2007	8/24/2007	3/31/2022
YC57169	Duo	40	8/24/2007	8/24/2007	3/31/2022
YC57170	Duo	41	8/24/2007	8/24/2007	3/31/2022
YC57171	Duo	42	8/24/2007	8/24/2007	3/31/2022
YC57172	Duo	43	8/24/2007	8/24/2007	3/31/2022
YC57173	Duo	44	8/24/2007	8/24/2007	3/31/2022
YC57174	Duo	45	8/24/2007	8/22/2007	3/31/2022
YC57175	Duo	46	8/24/2007	8/22/2007	3/31/2022
YC57176	Duo	47	8/24/2007	8/22/2007	3/31/2022
YC57177	Duo	48	8/24/2007	8/22/2007	3/31/2022
YC57178	Duo	49	8/24/2007	8/22/2007	3/31/2022
YC57179	Duo	50	8/24/2007	8/22/2007	3/31/2022
YC57180	Duo	51	8/24/2007	8/22/2007	3/31/2022
YC57181	Duo	52	8/24/2007	8/22/2007	3/31/2022
YC57182	Duo	53	8/24/2007	8/22/2007	3/31/2022
YC57183	Duo	54	8/24/2007	8/22/2007	3/31/2022
YC57184	Duo	55	8/24/2007	8/22/2007	3/31/2022
YC57185	Duo	56	8/24/2007	8/22/2007	3/31/2022
YC57186	Duo	57	8/24/2007	8/22/2007	3/31/2022
YC57187	Duo	58	8/24/2007	8/22/2007	3/31/2022
YC57188	Duo	59	8/24/2007	8/22/2007	3/31/2022
YC57189	Duo	60	8/24/2007	8/22/2007	3/31/2022
YC57190	Duo	61	8/24/2007	8/22/2007	3/31/2022
YC57191	Duo	62	8/24/2007	8/22/2007	3/31/2022
Y 69433	Goz	2	7/23/1973	7/3/1973	3/31/2021
Y 69435	Goz	4	7/23/1973	7/3/1973	3/31/2021
Y 69441	Luv	2	7/23/1973	7/4/1973	3/31/2021
Y 69445	Luv	6	7/23/1973	7/5/1973	3/31/2021
Y 69446	Luv	7	7/23/1973	7/5/1973	3/31/2021
Y 69447	Luv	8	7/23/1973	7/5/1973	3/31/2021
YC57192	Plume	1	8/24/2007	8/22/2007	3/31/2022
YC57193	Plume	2	8/24/2007	8/22/2007	3/31/2022
YC57194	Plume	3	8/24/2007	8/22/2007	3/31/2022
YC57195	Plume	4	8/24/2007	8/22/2007	3/31/2022
YC57196	Plume	5	8/24/2007	8/22/2007	3/31/2022
YC57197	Plume	6	8/24/2007	8/22/2007	3/31/2022
YC57198	Plume	7	8/24/2007	8/22/2007	3/31/2022

YC57199	Plume	8	8/24/2007	8/22/2007	3/31/2022
YC57200	Plume	9	8/24/2007	8/22/2007	3/31/2022
YC57201	Plume	10	8/24/2007	8/22/2007	3/31/2022
YC57202	Plume	11	8/24/2007	8/22/2007	3/31/2022
YC57203	Plume	12	8/24/2007	8/22/2007	3/31/2022
YC57204	Plume	13	8/24/2007	8/22/2007	3/31/2022
YC57205	Plume	14	8/24/2007	8/22/2007	3/31/2022
YC57206	Plume	15	8/24/2007	8/22/2007	3/31/2022
YC57207	Plume	16	8/24/2007	8/22/2007	3/31/2022
YC57208	Plume	17	8/24/2007	8/22/2007	3/31/2022
YC57209	Plume	18	8/24/2007	8/22/2007	3/31/2022
YC57210	Plume	19	8/24/2007	8/22/2007	3/31/2022
YC57211	Plume	20	8/24/2007	8/22/2007	3/31/2022
Y 69462	Stol	7	7/23/1973	7/10/1973	3/31/2021
Y 69463	Stol	8	7/23/1973	7/10/1973	3/31/2021

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

Tim Property

The Tim Property is located in the southeastern portion of the Yukon Territory. Currently, the property consists of 289 mineral claims (approximately 6,200 hectares). The Company currently has a 100% interest in the property, subject to a 2% NSR. Coeur Mining Inc. can earn an 80% interest in the property by funding exploration, a feasibility study, and making a determination to develop a mine, and making certain cash payments to the Company.

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

In January 2020, the Company finalized an agreement with Coeur Mining, Inc. on the property. Coeur can earn an 80% interest in the Property by funding $3.55 million in exploration over five years and making scheduled cash payments totaling $575,000 over eight years. Coeur must also fund a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the 8th anniversary from the date of notification of the class 1 exploration permit.

The details of the claims which comprise the property are included in the following table:

Grant Number	Claim Name	Claim Number	Operation Recording Date	Staking Date	Claim Expiry Date
YA70524	TIM	112	9/26/1983	9/11/1983	9/19/2020
YA91111	TIM	171	7/2/1986	6/28/1986	9/19/2020
YA91112	TIM	172	7/2/1986	6/28/1986	9/19/2020
YA91113	TIM	173	7/2/1986	6/29/1986	9/19/2020
YA91114	TIM	174	7/2/1986	6/29/1986	9/19/2020
YA91115	TIM	175	7/2/1986	6/29/1986	9/19/2020
YA91116	TIM	176	7/2/1986	6/29/1986	9/19/2020
YA91118	TIM	178	7/2/1986	6/29/1986	9/19/2020
YA91127	TIM	187	7/2/1986	7/1/1986	9/19/2019
YA91129	TIM	189	7/2/1986	7/1/1986	9/19/2019
YC72048	TOM	63	9/19/2007	9/15/2007	9/19/2020
YC72049	TOM	64	9/19/2007	9/15/2007	9/19/2020
YC72050	TOM	65	9/19/2007	9/15/2007	9/19/2020
YC72051	TOM	66	9/19/2007	9/15/2007	9/19/2020
YC72052	TOM	67	9/19/2007	9/15/2007	9/19/2020
YC72053	TOM	68	9/19/2007	9/15/2007	9/19/2020
YC72054	TOM	69	9/19/2007	9/15/2007	9/19/2020
YC72055	TOM	70	9/19/2007	9/15/2007	9/19/2020
YC72057	TOM	72	9/19/2007	9/15/2007	9/19/2020
YC72059	TOM	74	9/19/2007	9/15/2007	9/19/2019
YC72077	TOM	92	9/19/2007	9/14/2007	9/19/2019
YC72078	TOM	93	9/19/2007	9/14/2007	9/19/2019
YC72079	TOM	94	9/19/2007	9/15/2007	9/19/2019
YC72080	TOM	95	9/19/2007	9/15/2007	9/19/2019
YC72081	TOM	96	9/19/2007	9/15/2007	9/19/2019
YC72083	TOM	98	9/19/2007	9/16/2007	9/19/2020
YC72085	TOM	100	9/19/2007	9/16/2007	9/19/2020
YC72087	TOM	102	9/19/2007	9/16/2007	9/19/2020
YC72089	TOM	104	9/19/2007	9/16/2007	9/19/2020
YC72091	TOM	106	9/19/2007	9/16/2007	9/19/2020
YC72092	TOM	107	9/19/2007	9/16/2007	9/19/2020
YC72093	TOM	108	9/19/2007	9/16/2007	9/19/2020
YC72094	TOM	109	9/19/2007	9/16/2007	9/19/2020

YC72095	TOM	110	9/19/2007	9/16/2007	9/19/2020
YC72096	TOM	111	9/19/2007	9/16/2007	9/19/2020
YC72097	TOM	112	9/19/2007	9/16/2007	9/19/2020
YC72098	TOM	113	9/19/2007	9/16/2007	9/19/2020
YC72099	TOM	114	9/19/2007	9/16/2007	9/19/2020
YC72100	TOM	115	9/19/2007	9/16/2007	9/19/2020
YC72101	TOM	116	9/19/2007	9/16/2007	9/19/2020
YC72102	TOM	117	9/19/2007	9/16/2007	9/19/2020
YC72103	TOM	118	9/19/2007	9/16/2007	9/19/2020
YC72104	TOM	119	9/19/2007	9/16/2007	9/19/2020
YC72105	TOM	120	9/19/2007	9/16/2007	9/19/2020
YC72106	TOM	121	9/19/2007	9/16/2007	9/19/2020
YC72107	TOM	122	9/19/2007	9/16/2007	9/19/2020
YC72108	TOM	123	9/19/2007	9/16/2007	9/19/2020
YC72109	TOM	124	9/19/2007	9/16/2007	9/19/2020
YC72110	TOM	125	9/19/2007	9/16/2007	9/19/2020
YC72111	TOM	126	9/19/2007	9/17/2007	9/19/2020
YC72112	TOM	127	9/19/2007	9/17/2007	9/19/2020
YC72113	TOM	128	9/19/2007	9/17/2007	9/19/2020
YC72114	TOM	129	9/19/2007	9/17/2007	9/19/2020
YC72115	TOM	130	9/19/2007	9/16/2007	9/19/2020
YC72116	TOM	131	9/19/2007	9/16/2007	9/19/2020
YC72117	TOM	133	9/19/2007	9/16/2007	9/19/2020
YC72118	TOM	134	9/19/2007	9/16/2007	9/19/2020
YC72119	TOM	135	9/19/2007	9/16/2007	9/19/2020
YC72120	TOM	136	9/19/2007	9/17/2007	9/19/2020
YC72121	TOM	137	9/19/2007	9/17/2007	9/19/2020
YC72122	TOM	138	9/19/2007	9/17/2007	9/19/2020
YC72123	TOM	139	9/19/2007	9/17/2007	9/19/2020
YC72124	TOM	140	9/19/2007	9/17/2007	9/19/2020
YC72125	TOM	141	9/19/2007	9/17/2007	9/19/2020
YC72144	TOM	160	9/19/2007	9/17/2007	9/19/2020
YC72146	TOM	162	9/19/2007	9/17/2007	9/19/2020
YC72148	TOM	164	9/19/2007	9/17/2007	9/19/2020
YC72150	TOM	166	9/19/2007	9/17/2007	9/19/2020
YC72152	TOM	168	9/19/2007	9/17/2007	9/19/2020
YC72153	TOM	169	9/19/2007	9/17/2007	9/19/2020
YC72154	TOM	170	9/19/2007	9/17/2007	9/19/2020
YC72155	TOM	171	9/19/2007	9/17/2007	9/19/2020

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

Coeur is funding the 2020 exploration program which is expected to consist of detailed mapping, soil geochemical surveys and reopening old trenches. The program will target high-grade silver-lead-zinc Carbonate Replacement Mineralization (“CRM”) similar to that occurring at Coeur’s producing Silvertip Mine located 12 kilometers south of the Tim property.

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

•

make cash payments of $5,000 by October 31, 2019 (subsequently paid) and a further $20,000 by January 1, 2020 (in December 2019, $2,500 was paid with the remaining balance verbally agreed to be paid in February 2020) and issue 100,000 shares (issued) to Kreft by September 30, 2019;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30, 2020;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30, 2021;

•

make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30, 2022;

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

The 2019 exploration program began in August 2019. Exploration investigated areas west and north of known mineralization, which is largely located above treeline. Prospecting, mapping and soil geochemical sampling will targeted prospective areas, especially where overburden and vegetation may obscure mineralization. This work was designed to provide context and guide further exploration. The 2019 program identified additional high-grade gold-bearing quartz veins approximately 100 meters southeast of the main showing area, returning 9.2 g/t and 35.7 g/t gold from grab and locally-derived float samples.  Importantly, these veins may be part of a zone which may be as much as 800 metres in length and 40 metres wide.

Mapping has identified a northeast trending fault-bounded corridor that encompasses the main KRL gold showing as well as other high-grade vein occurrences. The current interpretation is that the main KRL gold-bearing quartz vein trend is controlled by the contact between massive andesites and sedimentary rocks, at a high angle to the corridor.  A total of 30 rock samples and 358 soil samples were collected in the 2019 program. In addition to the high-grade rock samples several gold-in-soil geochemical anomalies northeast of the KRL were defined by the 2019 program that will require follow-up in 2020.

In 2020, a follow-up program is planned. Detailed mapping of the identified corridor will assess the potential for additional gold veins and to prioritize targets for drilling which would make the property more attractive for potential partners.

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

The Company is currently seeking a partner to fund an initial drill test on the property. A multiphase, 20 hole drill program has been planned and budgeted, and could be initiated upon any agreement for a partner to fund the program.

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

To date, no royalties have been received from Buenaventura. Prior to the Company’s investment in Pucarana, the Company had capitalized as exploration and evaluation assets $566,782 in exploration and evaluation expenditures incurred on the property. That amount has been carried forward, with minor adjustments, as investment in associates – royalty interest. As of September 30, 2019, the Company wrote-off the entire remaining amount of $560,139.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.32 on September 30, 2019.

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

Results of Operations

Year Ended September 30, 2019 vs. Year Ended September 30, 2018

During the year ended September 30, 2019, the Company optioned the Horsethief, BP and Bellview properties in Nevada to Hochchilds Mining who conducted exploration on all 3 properties. Hochchilds decided to proceed with the option on Horsethief, where additional claims were staked to cover promising exploration results. In Canada, the Company conducted exploration on both the Haldane project in the Yukon Territory and the KRL project in British Columbia which included mapping, prospecting, and sampling, and drilling at Haldane. In Peru, the Company continues to hold its 1.08% NSR on the Pucarana project owned by Buenaventura but decided to write-off its entire remaining capitalized investment in associates – royalty interest of $560,139 which was incurred by the Company in exploration and development expenses prior to the sale to Buenaventura.

The comprehensive loss for the year ended September 30, 2019 was ($1,003,888), or ($0.02) per share, compared to a comprehensive loss of ($802,295), or ($0.02) per share, for the year ended September 30, 2018.

In the current year, expenses totaled $598,440, which was an increase of $16,942 compared to expenses of $581,498 for the year ended September 30, 2018. Significant changes occurred in accounting and legal fees, which fell to $138,690 from $164,926; Depreciation declined to $412 from $2,508; Investor relations rose to $83,654 from $57,872 as the Company increased its investor relations activity; Office expenses fell to $18,851 from $35,929; Property investigation expenses declined to $1,592 from $21,519 and travel fell to $8,470 from $16,106 as management continued to scale back the search for new properties; Share based payments were $162,208 compared $67,490 in the prior year as the Company issued additional stock options in the current year; and wages, benefits and consulting fees declined to $143,106 from $168,163.

Interest income was $7,228 compared to $2,683 in the prior year due to higher average cash balances. Foreign exchange loss rose slightly to ($4,311) from ($3,269) due to less favorable exchange rates. Gain on disposal of equipment was $8,635 compared to $19,181; And write-off of investment in associates – royalty interest related to previously capitalized exploration and development expenditures incurred on the Pucarana property prior to its sale to Buenaventura was a loss of ($560,139) in the current year. Write-down of exploration and evaluation assets was $nil compared to $263,937 in fiscal 2018 as the remaining claims of the La Estrella property was dropped in 2018. Flow-through share premium recovery was $149,658 in the current year which is related to the expenditure of funds on qualifying property exploration raised through the prior sale of flow-through common shares.

Other comprehensive loss included a loss of exchange difference arising on the translation of foreign subsidiary of ($6,519) compared to a gain of $24,545 in the prior year.

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

Interest income was $2,683 compared to $1,048 in the prior year due to higher average cash balances. Foreign exchange loss declined to ($3,269) from ($14,335) due to more favorable exchange rates. Gain on disposal of equipment was $19,181 compared to $Nil; and write-down of exploration and evaluation assets was $263,937 compared to $583,776 as the remaining claims of the La Estrella property was dropped in 2018, while the Isy property and portions of the La Estrella and Yanac properties were dropped in 2017. Other comprehensive loss included a gain of exchange difference arising on the translation of foreign subsidiary of $24,545 compared to a loss of $31,206 in the prior year.

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

Interest income was $1,048 compared to $3,197 in the prior year due to lower average cash balances. Foreign exchange loss declined to ($14,335) from ($35,037) due to more favorable exchange rates. Gain on disposal of equipment was $nil compared to $2,480; and write-down of exploration and evaluation assets was $583,776 compared to $530,147 as the Isy property and portions of the La Estrella and Yanac properties were dropped in the current year. Other comprehensive loss included exchange difference arising on the translation of foreign subsidiary of $31,206 compared to $90,656 in the prior year.

Liquidity and Capital Resources

The Company’s working capital at September 30, 2019 was $29,118, including cash of $322,984. Subsequent to the end of the fiscal year, the Company announced its intention to complete a private placement of 20,000,000 common share units for gross proceeds of $1,000,000. Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2020, and planned property expenditures will depend on the Company’s working capital position.

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

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal 2015	Acquisition of Mineral Properties	150,000	$ 0.40	$ 60,000
	Acquisition of Estrella Gold	4,665,032	0.25	1,166,258
	Private Placement	3,000,000	0.25	750,000

Fiscal 2016	Private Placement	7,000,000	$ 0.10	$ 700,000
	Private Placement	3,100,000	0.10	310,000
	Private Placement	2,400,000	0.125	300,000
	Debt Settlement	2,000,000	0.15	300,000

Fiscal 2017	Private Placement	5,000,000	$ 0.125	$ 625,000
	Private Placement	1,785,715	0.14	250,000
	Exercise of Finder’s Warrants	221,875	0.10	22,188

Fiscal 2018	Acquisition of Mineral Property	2,000,000	$ 0.085	$ 170,000
	Acquisition of Mineral Property	100,000	0.12	12,000
	Acquisition of Mineral Property	100,000	0.09	9,000
	Private Placement	7,500,000	0.10	750,000
	Exercise of Finder’s Warrants	155,000	0.10	15,500

Fiscal 2019	Acquisition of Mineral Property	225,000	$ 0.085	$ 14,625
	Acquisition of Mineral Property	1,136,363	0.066	75,000
	Flow-through Private Placements	17,111,666	0.06	1,026,500
	Private Placements	18,820,000	0.05	941,000

Year Ended September 30, 2019

At the end of the fiscal year ended September 30, 2019, the Company had working capital of $29,118 compared to a working capital deficit of ($343,283) as of September 30, 2018. During the fiscal year ended September 30, 2019, Operating Activities used cash of ($770,628), including the net loss of ($997,369). Items not affecting cash included depreciation of $412, share-based payments of $162,208 related to the issuance of stock options, gain on disposal of equipment of ($8,635), write-off of investment in associates – royalty interest of $530,139, which was from write-off of the entire previously capitalized exploration and development expenses on the Pucarana property in Peru prior to the sale to Buenaventura. Flow-through share premium recovery related to the qualifying exploration expenditures funded by the flow-through common shares was ($149,658). Changes in non-working capital items include increase in receivables of ($36,386); increase in VAT receivables of ($5,900); an increase in prepaid expenses used cash of (315,597); decrease in accounts payable and accrued liabilities provided cash of ($2,947); a decrease of due to related parties of ($6,441); and funds held for optionee used cash of $29,546.

Cash flows from Investing Activities used cash of ($703,693), with exploration and evaluation assets using cash of ($712,345) and sale of equipment providing cash of $8,652. Cash flows from Financing Activities provided cash of $1,826,692, which included proceeds from the issuance of common shares of $1,967,700 and share issue costs of ($141,008). The Effect of exchange rate changes on cash was ($6,440).

Cash totaled $322,984 and restricted cash totaled $29,546 as of September 30, 2019 compared to cash of $6,599 and restricted cash of $nil as of September 30, 2018, an increase of $345,931.

During the year, the Company issued a total of 37,293,029 common shares.

•

5,000,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $250,000 and 10,203,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $612,200. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until December 24, 2020. In connection with the placement, cash finder’s fees of $50,760 were paid and 887,250 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until December 24, 2019.

•

13,820,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $691,000 and 6,908,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $414,500. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until July 9, 2022. In connection with the placement, cash finder’s fees of $55,050 were paid and 1,007,125 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until July 9, 2020.

•

Issued 1,361,363 common shares for the acquisition of property interests.

•

125,000 common shares at a deemed price of $0.065 per share for total consideration of $8,125 and 1,136,363 common shares at a deemed price of $0.066 for total consideration of $75,000 were issued for the acquisition of the Haldane property;

•

100,000 common shares were issued at a deemed price of $0.065 per share for total consideration of $6,500 for the acquisition of the KRL property.

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

Changes in non-working capital items include increase in receivables of ($5,847); increase in VAT receivables of ($4,909); decrease in prepaid expenses provided cash of $12,012; increase in accounts payable and accrued liabilities of $14,631; and an increase of due to related parties of $206,448.

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

Basis of Presentation

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of the intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that the Company controls, but does not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to noncontrolling interests in the consolidated statements of financial position and consolidated statements of comprehensive loss.

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

As at September 30, 2019, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Financial instruments

Adoption of IFRS 9 – Financial Instruments

On October 1, 2018, the Company adopted IFRS 9 in accordance with the transitional provisions of the standard. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The change did not impact the carrying value of any of the Company’s financial assets on the transition date.

The Company recognizes an allowance using the Expected Credit Loss (“ECL”) model on financial assets classified as amortized cost. The Company has elected to use the simplified approach for measuring ECL by using a lifetime expected loss allowance for all amounts recoverable. Under this model, impairment provisions are based on credit risk characteristics and days past due. When there is no reasonable expectation of collection, financial assets classified as amortized cost are written off. Indications of credit risk arise based on failure to pay and other factors. Should objective events occur after an impairment loss is recognized, a reversal of impairment is recognized in the statement of loss and comprehensive loss.

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

	IAS 39	IFRS 9
Financial Assets
Cash and restricted cash	Fair value through profit or loss	Amortized cost
Receivables	Amortized cost	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost
Funds held for optionee	Amortized cost	Amortized cost

The classification of financial assets is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Transaction costs with respect to financial instruments classified as fair value through profit or loss are recognized in the consolidated statements of comprehensive income or loss.

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

Impairment

At each financial position reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.32 on September 30, 2019.

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

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of December 31, 2019 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  John Wilson is a citizen and resident of the United States, while all the other Directors are residents and citizens of Canada. Each director was re-elected at the Annual General Meeting held on March 14, 2019.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	49	July 23, 2007
Craig Lindsay (1)	54	November 3, 2008
Mark T. Brown (1)	51	February 28, 2014
Jason Weber	49	March 10, 2014
John Wilson	75	April 29, 2015

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 7, 2019. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of December 31, 2019, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	49	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	45	April 29, 2015

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

Marc G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He is a former Vice-President of Corporate Development of Nevsun Resources Ltd., a mining company formerly traded on the TSX and NYSE MKT. He also serves as a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, a Director of Galileo Exploration, a mineral exploration company traded on the TSX Venture Exchange, a Director of Mich Resources Ltd., a mineral and exploration company traded on the Canadian Securities Exchange; and a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. He devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Azucar Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Mich Resources Ltd., a mineral exploration company traded on the Canadian Securities Exchange; and a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services; President, CEO and a Director of Otis Gold, a mineral exploration company traded on the TSX Venture Exchange; a director of VR Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a director of Rebel Capital Inc., a CPC company traded on the TSX Venture Exchange; and CEO and a Director of Philippine Metals Inc., a mineral exploration company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009, and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

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

Mark Brown, a director of the Company, was formerly a director of Ascent Industries Corp. (“Ascent”), a company listed on the Canadian Securities Exchange. Mr. Brown resigned as a director of Ascent on February 13, 2019. On Friday, March 1, 2019, the Supreme Court of British Columbia issued an order granting Ascent’s application for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to address near term liquidity issues. On April 5, 2019, Ascent sold its Canadian Assets, repaid all liabilities, and has excess cash on hand such that it expects to be discharged from the CCAA process.

Mark Brown, a director of the Company, was formerly a director of Sutter Gold Mining Inc. (“SGM”). On May 6, 2019, SGM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2018. SGM’s listing on the TSX Venture Exchange remains suspended until SGM meets TSX Venture Exchange’s requirements and upon the revocation of the cease trade order. On May 17, 2019, pursuant to an order of the Supreme Court of British Columbia, a receiver was appointed for SGM in order to sell all the assets of SGM and repay lenders. On May 21, 2019, Mr. Brown resigned as a director of SGM.

Except for the two incidents listed above, no Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

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

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation
Jason Weber, President, CEO and Director (1)	2019 2018 2017	$ 122,000 120,000 120,000	300,000 200,000 Nil	$ 24,150 15,880 Nil	$ Nil Nil Nil

Winnie Wong, Chief Financial Officer (2)	2019 2018 2017	N/A N/A N/A	250,000 100,000 Nil	$ 20,125 7,940 Nil	$ Nil Nil Nil

Marc G. Blythe Director and former President and CEO	2019 2018 2017	$ Nil Nil Nil	150,000 50,000 Nil	$ 12,075 3,970 Nil	$ Nil Nil Nil

Mark T. Brown, Director and former CFO and Corporate Secretary (3)	2019 2018 2017	N/A N/A N/A	300,000 150,000 Nil	$ 24,150 11,910 Nil	$ 205,860 176,745 173,025

Geoffrey Chater, Former Director (4)	2018 2017	N/A N/A	25,000 Nil	$ 1,985 Nil	$ Nil Nil

Craig Lindsay, Director	2019 2018 2017	N/A N/A N/A	150,000 50,000 Nil	$ 12,075 3,970 Nil	$ Nil Nil Nil

John Wilson, Director	2019 2018 2017	N/A N/A N/A	150,000 50,000 Nil	$ 12,075 3,970 Nil	$ Nil Nil Nil

(1)	Jason Weber was named President and CEO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
(2)	Winnie Wong was named CFO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
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

No funds were set aside or accrued by the Company during fiscal 2019 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Currently, two of the three members of the Audit Committee are considered to be independent.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated February 7, 2019.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met once in fiscal 2019.

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

Table No. 7 lists, as of December 31, 2019, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	635,983	0.77%
Common	Mark T. Brown (2)	13,960,122	16.36%
Common	Craig Lindsay (3)	995,000	1.20%
Common	Jason Weber (4)	1,226,583	1.47%
Common	John Wilson (5)	400,000	0.48%
Common	Winnie Wong (6)	650,900	0.78%

	Total Directors/Officers	17,868,588	20.22%

(1)	Of these shares, 450,000 represent share purchase options.
(2)

Of these shares, 9,747,515 are common shares and 2,159,607 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown; and 1,090,000 are common shares and 750,000 are share purchase options held by Mr. Brown directly.

(3)

Of these shares, 460,000 are common shares and 135,000 are stock purchase warrants held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 400,000 are share purchase options held by Mr. Lindsay directly.

(4)	Of these shares, 850,000 represent share purchase options and 130,750 represent stock purchase warrants.
(5)	Of these shares, 400,000 represent share purchase options.
(6)	Of these shares, 650,000 represent share purchase options.

Based upon 82,434,697 shares outstanding as of December 31, 2019, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2019 the shareholders' list for the Company's common shares showed 82,434,697 common shares issued and outstanding. There are 15 registered holders, including depositories, holding 80,231,443 common shares in Canada. 5 registered holders, including depositories, hold 2,203,254 common shares in the United States, and no registered holders, including depositories, in other countries.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of December 31, 2019, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	13,960,122	16.36%

(1)

Of these shares, 9,747,515 are common shares and 2,159,607 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown; and 1,090,000 are common shares and 750,000 are share purchase options held by Mr. Brown directly.

Based upon 82,434,697 shares outstanding as of December 31, 2019, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2019 ended September 30, 2019, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $205,860 (Fiscal 2018 - $176,745; Fiscal 2017 - $173,025) for management, accounting, and shareholder communication services.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2019, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 82,434,697 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2019 and as of December 31, 2019.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending December 31, 2019;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2019; and

•

each of the last five fiscal years ending September 30, 2019.

All per share prices have been adjusted to reflect the 1 for 10 common share consolidation effective April 29, 2015.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2019	$ 0.06	$ 0.05	$ 0.05
November 2019	0.08	0.05	0.05
October 2019	0.08	0.05	0.07
September 2019	0.08	0.06	0.07
August 2019	0.09	0.06	0.08
July 2019	0.10	0.06	0.08

Three Months Ended December 31, 2019	$ 0.08	$ 0.05	$ 0.05
Three Months Ended September 30, 2019	0.10	0.06	0.07
Three Months Ended June 30, 2019	0.08	0.04	0.07
Three Months Ended March 31, 2019	0.08	0.07	0.07

Three Months Ended December 31, 2018	$ 0.08	$ 0.06	$ 0.06
Three Months Ended September 30, 2018	0.10	0.07	0.08
Three Months Ended June 30, 2018	0.14	0.08	0.09
Three Months Ended March 31, 2018	0.13	0.06	0.12

Three Months Ended December 31, 2017	$ 0.11	$ 0.05	$ 0.06
Three Months Ended September 30, 2017	0.15	0.11	0.11
Three Months Ended June 30, 2017	0.16	0.12	0.14
Three Months Ended March 31, 2017	0.16	0.11	0.13

	- Sales-
	Canadian Dollars
Period	High	Low	Close

Fiscal Year Ended September 30, 2019	$ 0.10	$ 0.04	$ 0.05
Fiscal Year Ended September 30, 2018	0.14	0.06	0.06
Fiscal Year Ended September 30, 2017	0.16	0.05	0.06
Fiscal Year Ended September 30, 2016	0.21	0.10	0.11
Fiscal Year Ended September 30, 2015	0.70	0.03	0.16

Table No. 10 lists, as of December 31, 2019, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/Share	Expiration Date

2,500,000	$ 0.20	March 6, 2020
7,221,875	0.15	March 8, 2020
3,255,000	0.15	April 7, 2020
5,000,000	0.15	April 25, 2020
892,857	0.20	August 16, 2020
5,000,000	0.10	December 24, 2020
13,820,000	0.10	July 9, 2022
Total 37,689,732

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders. Table No. 10b lists, as of December 31, 2019, share purchase warrants held by Officers, Directors, and 5% Holders.

Table No. 10a

Warrantholdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	40,000 10,750 80,000	$ 0.20 0.20 0.10	March 6, 2020 August 16, 2020 December 24, 2020

Mark T. Brown, Director (1)	600,000 379,607 1,255,000	$ 0.15 0.20 0.10	March 8, 2020 August 16, 2020 December 24, 2020

Craig Lindsay, Director (2)	50,000 35,000 50,000	$ 0.20 0.20 0.10	March 6, 2020 August 16, 2020 December 24, 2020

(1)	Of these warrants, 2,359,607 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown
(2)	Of these warrants, 135,000 are held by Arbutus Grove Capital Corp, a private company controlled by Craig Lindsay.

Table No. 10b lists, as of December 31, 2019, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

240,000	$ 0.10	April 25, 2020
1,007,125	0.05	July 9, 2020
26,100	0.14	August 16, 2020
Total 1,273,225

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

During Fiscal 2019, the Company issued a total of 37,293,029 common shares.

•

5,000,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $250,000 and 10,203,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $612,200. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until December 24, 2020. In connection with the placement, cash finder’s fees of $50,760 were paid and 887,250 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until December 24, 2019.

•

13,820,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $691,000 and 6,908,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $414,500. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until July 9, 2022. In connection with the placement, cash finder’s fees of $55,050 were paid and 1,007,125 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until July 9, 2020.

•

Issued 1,361,363 common shares for the acquisition of property interests.

•

125,000 common shares at a deemed price of $0.065 per share for total consideration of $8,125 and 1,136,363 common shares at a deemed price of $0.066 for total consideration of $75,000 were issued for the acquisition of the Haldane property;

•

100,000 common shares were issued at a deemed price of $0.065 per share for total consideration of $6,500 for the acquisition of the KRL property.

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

Shares Issued for Assets Other Than Cash

During Fiscal 2019, 1,361,363 common shares were issued for the acquisition of property interests.

•

125,000 common shares at a deemed price of $0.065 per share for total consideration of $8,125 and 1,136,363 common shares at a deemed price of $0.066 for total consideration of $75,000 were issued for the acquisition of the Haldane property;

•

100,000 common shares were issued at a deemed price of $0.065 per share for total consideration of $6,500 for the acquisition of the KRL property.

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

FLOW THROUGH SHARES

Canadian tax legislation allows for investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement.  Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares.  A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable.  In order to apply for the credits, the flow-through shareholder must be resident in Canada and subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials.  These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit.  The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches.  It is not intended for expenses related to existing mines.

During the Fiscal year ended September 30, 2019, the Company sold 17,111,666 flow-through common shares for gross proceeds of $1,026,700. These funds are being used for qualified exploration expenditures on the Haldane property. As of September 30, 2019, $317,007 in cash is held for flow-through expenditures, and $227,873 in accounts payable and accrued liabilities is related to flow-through expenditures.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 14, 2019.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of December 31, 2019, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	150,000 200,000 200,000 300,000	150,000 200,000 200,000 300,000	$ 0.25 0.15 0.10 0.10	April 29, 2020 September 30, 2021 March 14, 2023 July 30, 2024

Winnie Wong, Chief Financial Officer	150,000 150,000 100,000 250,000	150,000 150,000 100,000 250,000	$ 0.25 0.15 0.10 0.10	April 29, 2020 September 30, 2021 March 14, 2023 July 30, 2024

Marc Blythe Director	150,000 100,000 50,000 150,000	150,000 100,000 50,000 150,000	$ 0.25 0.15 0.10 0.10	April 29, 2020 September 30, 2021 March 14, 2023 July 30, 2024

Mark T. Brown, Director	150,000 150,000 150,000 300,000	150,000 150,000 150,000 300,000	$ 0.25 0.15 0.10 0.10	April 29, 2020 September 30, 2021 March 14, 2023 July 30, 2024

Craig Lindsay, Director	100,000 100,000 50,000 150,000	100,000 100,000 50,000 150,000	$ 0.25 0.15 0.10 0.10	April 29, 2020 September 30, 2021 March 14, 2023 July 30, 2024

John Wilson, Director	100,000 100,000 50,000 150,000	100,000 100,000 50,000 150,000	$ 0.25 0.15 0.10 0.10	April 29, 2020 September 30, 2021 March 14, 2023 July 30, 2024

Employees/Consultants/ Former Directors	464,500 100,000 470,000 250,000 715,000	464,500 100,000 470,000 250,000 715,000	$ 0.25 0.25 0.15 0.10 0.10	April 29, 2020 April 29, 2021 September 30, 2021 March 14, 2023 July 30, 2024

Total Officers and Directors	3,500,000	3,500,000

Total Employees/ Consultants/Former Directors	1,999,500	1,999,500

Total Officers/Directors/ Employees and Consultants	5,499,500	5,499,500

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2019 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2019. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2019, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2019.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2019 and 2018 is included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2019	Fiscal Year 2018

Audit Fees	$ 21,500	$ 21,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 21,500	$ 21,500

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 16, 2020.

Consolidated Statements of Financial Position at September 30, 2019 and 2018.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2019, September 30, 2018, and September 30, 2017.

Consolidated Statements of Cash Flows for the years ended September 30, 2019, September 30, 2018, and September 30, 2017.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2019, September 30, 2018, and September 30, 2017.

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

- 124 -

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

ALIANZA MINERALS LTD.

Consolidated Financial Statements

For the years ended September 30, 2019, 2018 and 2017

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

- 126 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alianza Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at September 30, 2019 and 2018 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended September 30, 2019, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2019 and 2018 and its financial performance and its cash flows for each of the years in the three year period ended September 30, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

January 16, 2020

We have served as the Company’s auditor since 2015.

ALIANZA MINERALS LTD.

Expressed in Canadian Dollars, unless otherwise stated

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 39

- 128 -

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		September 30,	September 30,
	Note	2019	2018

Assets
Current assets
Cash		$ 322,984	$ 6,599
Restricted cash	5	29,546	-
Receivables		54,141	17,759
Prepaid expenses		315,938	341
		722,609	24,699
Non-current assets
Equipment	4	338	750
Exploration and evaluation assets	5	3,728,231	2,700,511
Investment in associates - royalty interest	6	-	560,153
VAT receivables		43,503	37,721
		3,772,072	3,299,135

Total assets		$ 4,494,681	$ 3,323,834

Current liabilities
Accounts payable and accrued liabilities		$ 316,049	$ 91,354
Due to related parties	9	326,437	276,628
Funds held for optionee	5	29,546	-
Flow-through share premium liability	7	21,459	-
		693,491	367,982
Shareholders' equity
Share capital	7	18,487,106	16,863,904
Reserves	7, 8	2,903,068	2,677,044
Accumulated other comprehensive loss		(26,619)	(20,100)
Deficit		(17,562,365)	(16,564,996)
		3,801,190	2,955,852

Total shareholders' equity and liabilities		$ 4,494,681	$ 3,323,834

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on January 16, 2020.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30
	Note	2019	2018	2017

Expenses
Accounting and legal fees	9	$ 138,690	$ 164,926	$ 190,180
Depreciation	4	412	2,508	2,822
Investor relations and shareholder information	9	83,654	57,872	75,297
Office facilities and administrative services	9	18,000	18,201	18,462
Office expenses		18,851	35,929	58,078
Property investigation expenses		1,592	21,519	71,179
Share-based payments	9	162,208	67,490	-
Transfer agent, listing and filing fees		23,457	28,784	18,746
Travel		8,470	16,106	31,135
Wages, benefits and consulting fees	9	143,106	168,163	220,478
		(598,440)	(581,498)	(686,377)

Interest income and other income		7,228	2,683	1,048
Flow-through share premium recovery		149,658	-	-
Foreign exchange (loss)		(4,311)	(3,269)	(14,335)
Gain on disposal of equipment		8,635	19,181	-
Write-off of investment in associates – royalty interest	6	(560,139)	-	-
Write-down of exploration and evaluation assets	5	-	(263,937)	(583,776)
Net loss for the year		$ (997,369)	$ (826,840)	$ (1,283,440)

Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiary		(6,519)	24,545	(31,206)
Total comprehensive loss for the year		$ (1,003,888)	$ (802,295)	$ (1,314,646)
Basic and diluted loss per common share		$ (0.02)	$ (0.02)	$ (0.04)
Weighted average number of common shares outstanding - basic and diluted		61,804,273	39,875,312	31,365,657

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity

Balance, September 30, 2016		28,279,078	$15,151,899	$1,720,915	$597,205	$263,975	$ (13,439)	$(14,454,716)	$3,265,839
Private placements	7(b)(i)(ii)	6,785,715	830,357	-	44,643	-	-	-	875,000
Share issue costs		-	(72,549)	-	-	10,097	-	-	(62,452)
Exercise of finder's warrants	7(b)(iii)	221,875	44,974	-	-	(22,786)	-	-	22,188
Net loss		-	-	-	-	-	(31,206)	(1,283,440)	(1,314,646)
Balance, September 30, 2017		35,286,668	15,954,681	1,720,915	641,848	251,286	(44,645)	(15,738,156)	2,785,929
Private placement	7(b)(vii)	7,500,000	750,000	-	-	-	-	-	750,000
Acquisition of exploration and evaluation assets	7(b)(iv)(vi)(viii)	2,200,000	191,000	-	-	-	-	-	191,000
Share issue costs		-	(63,196)	-	-	11,424	-	-	(51,772)
Exercise of finder's warrants	7(b)(v)	155,000	31,419	-	-	(15,919)	-	-	15,500
Share-based payments		-	-	67,490	-	-	-	-	67,490
Net loss		-	-	-	-	-	24,545	(826,840)	(802,295)
Balance, September 30, 2018		45,141,668	16,863,904	1,788,405	641,848	246,791	(20,100)	(16,564,996)	2,955,852
Private placements	7(b)(ix)(xi)	35,931,666	1,796,583	-	-	-	-	-	1,796,583
Acquisition of exploration and evaluation assets	7(b)(x)(xii)(xiii)	1,361,363	89,625	-	-	-	-	-	89,625
Share issue costs		-	(263,006)	-	-	63,816	-	-	(199,190)
Share-based payments		-	-	162,208	-	-	-	-	162,208
Net loss		-	-	-	-	-	(6,519)	(997,369)	(1,003,888)
Balance, September 30, 2019		82,434,697	$18,487,106	$1,950,613	$641,848	$310,607	$ (26,619)	$(17,562,365)	$3,801,190

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2019	2018	2017

Cash flows from (used in) operating activities
Net loss for the year	$ (997,369)	$ (826,840)	$ (1,283,440)
Items not affecting cash:
Depreciation	412	2,508	2,822
(Gain) on disposal of equipment	(8,635)	(19,181)	-
Flow-through share premium recovery	(149,658)	-	-
Share-based payments	162,208	67,490	-
Write-off of investment in associates - royalty interest	560,139	-	-
Write-down of exploration and evaluation assets	-	263,937	583,776

Changes in non-cash working capital items:
Receivables	(36,386)	(5,847)	1,577
VAT Receivables	(5,900)	(4,909)	(25,448)
Prepaid expenses	(315,597)	12,012	(7,302)
Accounts payable and accrued liabilities	(2,947)	14,631	7,283
Due to related parties	(6,441)	206,448	(116,291)
Funds held for optionee	29,546	-	-
Net cash (used in) operating activities	(770,628)	(289,751)	(837,023)

Cash flows from (used in) investing activities
Sale / (purchase) of equipment	8,652	24,983	(1,702)
Exploration and evaluation assets	(712,345)	(474,387)	(390,633)
Net cash (used in) investing activities	(703,693)	(449,404)	(392,335)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	1,967,700	750,000	875,000
Proceeds from exercise of finder's warrants	-	15,500	22,188
Share issue costs	(141,008)	(57,272)	(54,415)
Net cash provided by financing activities	1,826,692	708,228	842,773

Effect of exchange rate changes on cash	(6,440)	208	2,204
Change in cash for the year	345,931	(30,719)	(384,381)
Cash, beginning of the year	6,599	37,318	421,699
Cash, end of the year	$ 352,530	$ 6,599	$ 37,318

Cash comprised of:
Cash	$ 322,984	$ 6,599	$ 37,318
Restricted Cash	29,546	-	-
	$ 352,530	$ 6,599	$ 37,318

Supplemental disclosure with respect to cash flows (Note 10)

Cash consists of $317,007 (2018 - $4,056; 2017 - $nil) held for flow-through expenditures, while $227,873 (2018 - $nil; 2017 - $nil) included in accounts payable and accrued liabilities is related to flow-through expenditures.

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

As at September 30, 2019, the Company had working capital of $29,118 (September 30, 2018: working capital deficiency of $343,283) and shareholders’ equity of $3,801,190 (September 30, 2018: $2,955,852).

2,

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

2,

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2019 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

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

(2)

Canadian Shield Explorations Ltd. was wound up in 2019.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

As at September 30, 2019, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments

Adoption of IFRS 9 – Financial Instruments

On October 1, 2018, the Company adopted IFRS 9 in accordance with the transitional provisions of the standard. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The change did not impact the carrying value of any of the Company’s financial assets on the transition date.

The Company recognizes an allowance using the Expected Credit Loss (“ECL”) model on financial assets classified as amortized cost. The Company has elected to use the simplified approach for measuring ECL by using a lifetime expected loss allowance for all amounts recoverable. Under this model, impairment provisions are based on credit risk characteristics and days past due. When there is no reasonable expectation of collection, financial assets classified as amortized cost are written off. Indications of credit risk arise based on failure to pay and other factors. Should objective events occur after an impairment loss is recognized, a reversal of impairment is recognized in the statement of loss and comprehensive loss.

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

	IAS 39	IFRS 9
Financial Assets
Cash and restricted cash	Fair value through profit or loss	Amortized cost
Receivables	Amortized cost	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost
Funds held for optionee	Amortized cost	Amortized cost

The classification of financial assets is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Transaction costs with respect to financial instruments classified as fair value through profit or loss are recognized in the consolidated statements of comprehensive income or loss.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

•

the determination that there are no restoration, rehabilitation and environmental costs to be accrued;

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

Impairment

At each financial position reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Impairment – continued

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

4.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2017	$ 7,642	$ 9,735	$ 17,377
Disposal during the year	(2,887)	(10,886)	(13,773)
Foreign exchange movement	358	1,377	1,735
As at September 30, 2018	5,113	226	5,339
Disposal during the year	-	(226)	(226)
As at September 30, 2019	$ 5,113	$ -	$ 5,113

Accumulated depreciation
As at September 30, 2017	$ 4,801	$ 3,631	$ 8,432
Depreciation for the year	1,206	1,302	2,508
Depreciation for the year related to disposal	(1,979)	(5,944)	(7,923)
Foreign exchange movement	335	1,237	1,572
As at September 30, 2018	4,363	226	4,589
Depreciation for the year	412	-	412
Depreciation for the year related to disposal	-	(226)	(226)
As at September 30, 2019	$ 4,775	$ -	$ 4,775

Net book value
As at September 30, 2018	$ 750	$ -	$ 750
As at September 30, 2019	$ 338	$ -	$ 338

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

The Company has properties in Nevada, USA (the “USA Properties”), in British Columbia and Yukon Territory of Canada (the “Canada Properties”) and in Peru (the “Peru Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2019

	USA				Canada			Peru

	Horsethief	Bellview	BP	Others	Haldane	KRL	Others	Yanac	Total

Balance at September 30, 2018	$223,045	$95,291	$248,975	$23,038	$471,424	$21,545	$1,197,974	$419,219	$2,700,511

Additions during the year
Acquisition costs:
Property acquisition	-	-	-	-	178,125	21,500	-	-	199,625
	-	-	-	-	178,125	21,500	-	-	199,625
Exploration expenditures:
Aircraft charter	-	-	-	-	34,319	18,093	-	-	52,412
Camp, travel and meals	37,230	24,749	23,130	-	129,498	15,595	37	-	230,239
Community relations	-	-	-	-	2,840	-	-	-	2,840
Drilling	-	-	-	-	315,801	-	-	-	315,801
Field equipment rental	9,652	7,931	3,515	-	20,381	2,145	513	-	44,137
Field supplies and maps	4,048	409	1,025	-	31,110	933	-	-	37,525
Geochemical	7,133	-	12,101	-	(804)	-	-	-	18,430
Geological consulting	141,211	20,196	72,553	-	268,826	46,880	474	-	550,140
Legal and accounting	790	552	1,781	187	54	-	-	-	3,364
Licence and permits	15,103	10,327	33,298	3,561	1,486	-	-	5,874	69,649
Management fees	27,706	10,866	6,931	-	-	-	-	-	45,503
Reporting, drafting, sampling, and analysis	-	39,729	-	-	20,231	13,156	-	-	73,116
	242,873	114,759	154,334	3,748	823,742	96,802	1,024	5,874	1,443,156

Less:
Yukon Mining Incentive Refund	-	-	-	-	(40,000)	-	-	-	(40,000)
Recovered exploration expenditures	(292,762)	(124,502)	(154,334)	(3,382)	-	-	-	-	(574,980)

Net additions	(49,889)	(9,743)	-	366	961,867	118,302	1,024	5,874	1,027,801

Foreign currency translation	-	-	-	-	-	-	-	(81)	(81)

Balance at September 30, 2019	$173,156	$85,548	$248,975	$23,404	$1,433,291	$139,847	$1,198,998	$425,012	$3,728,231

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild Mining (US) Inc. (“Hochschild”) whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$5,000,000 in exploration on the property over a 5.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$500,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000
12 months from the end of Agreement Year 4	Agreement Year 5	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$5,000,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

As of September 30, 2019, Hochschild had forwarded a total of $322,308 (US$243,380) for the Horsethief property. The Company held $29,546 (US$22,311) on behalf of Hochschild to be spent on the Horsethief property, which is recorded as restricted cash.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

b)

Bellview

The Bellview property is located in White Pine County, near the Bald Mountain Gold Mine.  A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

On February 7, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Bellview property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$3,500,000 in exploration on the property over a 5.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
From the end of Agreement Year 1 to 30 months after Effective Date	Agreement Year 2	US$500,000
From the end of Agreement Year 2 to 42 months after Effective Date	Agreement Year 3	US$500,000
From the end of Agreement Year 3 to 54 months after Effective Date	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$3,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

As of September 30, 2019, Hochschild had forwarded a total of $124,502 (US$94,014) for the Bellview property.

Subsequent to September 30, 2019, the Company was informed by Hochschild that Hochschild will not be going ahead with the earn-in on the BP project. Thus, the Company retains 100% interest in BP project.

c)

BP

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

c)

BP - continued

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$2,500,000 in exploration on the property over a 4.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$2,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

As of September 30, 2019, Hochschild had forwarded a total of $154,334 (US$116,540) for the BP property.

Subsequent to September 30, 2019, the Company was informed by Hochschild that Hochschild will not be going ahead with the earn-in on the BP project. Thus, the Company retains 100% interest in BP project.

	September 30, 2019	September 30, 2018

Restricted cash & Funds held for optionee
Horsethief – Hochschild	$29,546	$-
	$29,546	$-

d)

Others - Ashby

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby gold property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing and an annual payment of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

As of September 30, 2019, Nevada Canyon reimbursed the Company an amount of $720 (US$541).

e)

Others – East Walker

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of September 30, 2019, the Company had spent $24,213 on advancing this property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

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

•

make two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019 (paid);

•

make a final $100,000 cash payment or issue the number of shares of equivalent value at the Company’s election, on June 30, 2019 ($25,000 paid and shares of $75,000 issued); and

•

make bonus share payments to Equity:

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

•

make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2019;

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

As of September 30, 2019, the Company had spent $1,433,291 on advancing this property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

•

make cash payments of $15,000 to Kreft by October 15, 2018 (paid);

•

make cash payments of $5,000 by October 31, 2019 (subsequently paid) and a further $20,000 by January 1, 2020 and issue 100,000 shares (issued) to Kreft by September 30, 2019;

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

As of September 30, 2019, the Company had spent $139,847 on advancing this property.

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

As of September 30, 2019, the Company had spent $1,198,998 on advancing these properties.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

As of September 30, 2019, the Company had spent $425,012 on advancing this property.

Mexico

The Company holds a 1% Net Smelter Royalty on certain Mexican properties which is capped at $1,000,000.

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

Prior to the Company’s investment in Pucarana, the Company had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at September 30, 2019, summarized financial information for the associate is as follows:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

6.

INVESTMENT IN ASSOCIATES – ROYALTY INTEREST - continued

•

Current assets - $Nil (2018 - $Nil)

•

Non-current assets - $53,715 (2018 - $53,580)

•

Current liabilities - $111 (2018 - $445)

•

Non-current liabilities - $85,317 (2018 - $79,359)

To date, there is no profit or loss from continuing operations.  As of September 30, 2019, the Company wrote off $560,139 in investment in associates – royalty interest.

7.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2019, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued – continued

During the year ended September 30, 2017, the Company:

i)

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

ii)

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

iii)

During the year ended September 30, 2017, the Company issued common shares pursuant to the exercise of 221,875 finder’s warrants for cash proceeds of $22,188.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued – continued

During the year ended September 30, 2018, the Company:

iv)

Issued 2,000,000 common shares to Equity at a price of $0.085 per share for a total consideration of $170,000 to pay for the Haldane property (see Note 5).

v)

Issued common shares pursuant to the exercise of 155,000 finder’s warrants for cash proceeds of $15,500.

vi)

Issued 100,000 common shares to the Estate at a price of $0.12 per share for a total consideration of $12,000 to pay for the Haldane property (see Note 5).

vii)

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

viii) Issued 100,000 common shares to Kreft at a price of $0.09 per share for a total consideration of $9,000 to pay for the KRL property (see Note 5).

During the year ended September 30, 2019, the Company:

ix)

Completed a non-brokered private placement on December 24, 2018 by issuing 5,000,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $250,000 and 10,203,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $612,200. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.10. In connect with the financing, the Company paid $50,760 as a cash finder’s fee and issued 887,250 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $30,078 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $102,034 and incurred additional share issue costs of $36,721 in connection with this financing.

x)

Issued 125,000 common shares to the Estate at a price of $0.065 per share for a total consideration of $8,125 to pay for the Haldane property (see Note 5).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued – continued

xi)

Completed a non-brokered private placement on July 9, 2019 by issuing 13,820,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $691,000 and 6,908,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $414,500. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.10. In connect with the financing, the Company paid $55,050 as a cash finder’s fee and issued 1,007,125 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $33,738 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $69,083 and incurred additional share issue costs of $56,659 in connection with this financing.

xii)

Issued 1,136,363 common shares to the Equity at a price of $0.066 per share for a total consideration of $75,000 to pay for the Haldane property (see Note 5).

xiii) Issued 100,000 common shares to Kreft at a price of $0.065 per share for a total consideration of $6,500 to pay for the KRL property (see Note 5).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2019 are summarized as follows:

Expiry date	Exercise price	September 30, 2018	Granted	Exercised	Expired / cancelled	September 30, 2019
February 25, 2019	$0.25	22,500	-	-	(22,500)	-
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
March 14, 2023	$0.10	850,000	-	-	-	850,000
July 30, 2024	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,507,000	2,015,000	-	(22,500)	5,499,500
Options exercisable		3,507,000	2,015,000	-	(22,500)	5,499,500
Weighted average exercise price		$0.18	$0.10	$Nil	$0.25	$0.15

As at September 30, 2019, the weighted average contractual remaining life of options is 2.93 years (September 30, 2018 – 2.81 years; September 30, 2017 – 3.29 years).  The weighted average fair value of stock options granted during the year ended September 30, 2019 was $0.08 (2018 - $0.08; 2017 - $Nil).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2017 are summarized as follows:

Expiry date	Exercise price	September 30, 2016	Granted	Exercised	Expired/ cancelled	September 30, 2017
May 7, 2017	$0.25	4,500	-	-	(4,500)	-
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
Options outstanding		2,661,500	-	-	(4,500)	2,657,000
Options exercisable		2,661,500	-	-	(4,500)	2,657,000
Weighted average exercise price		$0.20	$Nil	$Nil	$0.25	$0.20

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Risk-free interest rate	1.25%	1.25%	n/a
Expected life	5 years	5 years	n/a
Expected volatility	175.27%	166.63%	n/a
Expected dividend yield	nil	nil	n/a

b)

Warrants

The continuity of warrants for the year ended September 30, 2019 is as follows:

Expiry date	Exercise price	September 30, 2018	Issued	Exercised	Expired	September 30, 2019
September 28, 2019	$0.20	1,200,000	-	-	(1,200,000)	-
March 6, 2020	$0.20	2,500,000	-	-	-	2,500,000
March 8, 2020	$0.15	7,221,875	-	-	-	7,221,875
April 7, 2020	$0.15	3,255,000	-	-	-	3,255,000
April 25, 2020	$0.15	5,000,000	-	-	-	5,000,000
August 16, 2020	$0.20	892,857	-	-	-	892,857
December 24, 2020	$0.10	-	5,000,000	-	-	5,000,000
July 9, 2022	$0.10	-	13,820,000	-	-	13,820,000
Outstanding		20,069,732	18,820,000	-	(1,200,000)	37,689,732
Weighted average exercise price		$0.16	$0.10	$Nil	$0.20	$0.13

As at September 30, 2019, the weighted average contractual remaining life of warrants is 1.44 years (September 30, 2018 – 1.48 years; September 30, 2017 – 1.95 years).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2019 is as follows:

Expiry date	Exercise price	September 30, 2018	Issued	Exercised	Expired	September 30, 2019
December 24, 2018	$0.05	-	887,250	-		887,250
April 25, 2020	$0.10	240,000	-	-	-	240,000
August 16, 2020	$0.14	26,100	-	-	-	26,100
July 9, 2020	$0.05	-	1,007,125	-	-	1,007,125
Outstanding		266,100	1,894,375	-	-	2,160,475
Weighted average exercise price		$0.10	$0.05	$Nil	$Nil	$0.06

As at September 30, 2019, the weighted average contractual remaining life of finder’s warrants is 0.53 years (September 30, 2018 – 1.60 years; September 30, 2017 – 0.67 years).

The continuity of finder’s warrants for the year ended September 30, 2018 is as follows:

Expiry date		Exercise price	September 30, 2017	Issued	Exercised	Expired	September 30, 2018
October 7, 2017	(1)	$0.10	155,000	-	(155,000)	-	-
March 28, 2018	(2)	$0.125	20,000	-	-	(20,000)	-
September 6, 2018	(3)	$0.125	173,600	-	-	(173,600)	-
April 25, 2020		$0.10		240,000	-	-	240,000
August 16, 2020		$0.14	26,100	-	-	-	26,100
Outstanding			374,700	240,000	(155,000)	(193,600)	266,100
Weighted average exercise price			$0.12	$0.10	$0.10	$0.125	$0.10

The continuity of finder’s warrants for the year ended September 30, 2017 is as follows:

Expiry date		Exercise price	September 30, 2016	Issued	Exercised	Expired	September 30, 2017
September 8, 2017		$0.10	223,750	-	(221,875)	(1,875)	-
October 7, 2017	(1)	$0.10	155,000	-	-	-	155,000
March 28, 2018	(2)	$0.125	20,000	-	-	-	20,000
September 6, 2018	(3)	$0.125	-	173,600	-	-	173,600
August 16, 2020		$0.14	-	26,100	-	-	26,100
Outstanding			398,750	199,700	(221,875)	(1,875)	374,700
Weighted average exercise price			$0.10	$0.13	$0.10	$0.10	$0.12

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants – continued

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Risk-free interest rate	1.92%	1.03%	0.60%
Expected life	1 year	2 years	1.7 years
Expected volatility	95.54%	88.91%	83.78%
Expected dividend yield	nil	nil	nil

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2019
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 122,000	$ Nil	$ Nil	$ Nil	$ 24,150	$ 146,150
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,125	$ 20,125
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075
Mark T. Brown, Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 24,150	$ 24,150
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075

For the year ended September 30, 2018
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ 15,880	$ 135,880
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,940	$ 7,940
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
Mark T. Brown, Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,910	$ 11,910
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS - continued

For the year ended September 30, 2017
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 120,000

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2019	September 30, 2018	As at September 30, 2019	As at September 30, 2018
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 146,150	$ 135,880	$ 7,536	$ 24,093

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 205,860	$ 176,745	$ 318,901	$ 252,535 (b)
TOTAL:		$ 352,010	$ 312,625	$ 326,437	$ 276,628

(a)

The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)

Includes a $60,000 advance that is non-interest bearing without specific terms of repayment.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2019 were as follows:

•

As at September 30, 2019, a total of $245,702 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•

As at September 30, 2019, a total of $71,250 in share issue costs was included in due to related parties; and $1,931 in share issue costs was included in accounts payable;

•

The Company recorded $63,816 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed;

•

The Company recorded $89,625 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets; and

The significant non-cash investing and financing transactions during the year ended September 30, 2018 were as follows:

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

10.

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

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	2019	2018
Non-current assets
USA	$531,083	$590,349
Peru	468,515	1,017,093
Canada	2,772,474	1,691,693
	$3,772,072	$3,299,135

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2019	2018

Loss before income taxes	$(997,369)	$(826,840)

Expected income tax recovery	$(271,000)	$(247,000)
Permanent differences	4,000	19,000
Share issue costs	(22,000)	(14,000)
Change in unrecognized deductible temporary differences	289,000	242000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2019	Expiry Date Range	2018	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	2,500,000	No expiry date	2,962,000	No expiry date
Property and equipment	16,000	No expiry date	53,000	No expiry date
Share issue costs	230,000	2040 to 2043	111,000	2039 to 2042
Allowable capital losses	3,221,000	No expiry date	3,221,000	No expiry date
Non-capital losses available for future periods	16,122,000	2020 to 2039	15,614,000	2019 to 2038

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

12.

INCOME TAXES – continued

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2019, the Company has an obligation for future flow-through expenditures of $128,753 (2018: $2,239).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $5,700.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2019, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

i)

Interest rate risk

As at September 30, 2019, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at September 30, 2019	Level 1	Level 2	Level 3	Total
Assets:
Cash	$322,984	$-	$-	$322,984
Restricted cash	29,546	-	-	29,546

As at September 30, 2018	Level 1	Level 2	Level 3	Total
Assets:
Cash	$6,599	$-	$-	$6,599

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2018.

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

Alianza Minerals Ltd.

Registrant

Dated: February 18, 2020	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer

