Form 20-F
period 2020-09-30
Alianza Minerals Ltd.
filed 2021-02-18
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020

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

Suite 410-325 Howe  Street, Vancouver, British Columbia, Canada V6C 1Z7

 (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	N/A	None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  110,242,722 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

Index to Exhibits on Page 97

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2020, 2019 and 2018 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2017 and 2016 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)*

	Year Ended 9/30/20	Year Ended 9/30/19	Year Ended 9/30/18	Year Ended 9/30/17	Year Ended 9/30/16

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$2	$7	$3	$1	$3
Net Loss	($1,056)	($997)	($827)	($1,283)	($1,453)
Total Comprehensive Loss	($1,054)	($1,004)	($802)	($1,315)	($1,544)
Basic and Diluted Loss Per Share	($0.01)	($0.02)	($0.02)	($0.04)	($0.07)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares (000)	96,348	61,804	39,875	31,366	20,381
Working Capital (deficit)	($66)	$29	($343)	($94)	$332
Mineral Properties	$4,326	$3,728	$2,701	$2,278	$2,494
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$4,301	$3,801	$2,956	$2,786	$3,266
Total Assets	$4,848	$4,495	$3,324	$2,941	$3,512

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/20	$ 1.34	$ 1.45	$ 1.27	$ 1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17

Three Months Ended 12/31/20	$ 1.30	$ 1.34	$ 1.27	$ 1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36
Three Months Ended 3/31/20	1.36	1.45	1.30	1.41

Three Months Ended 12/31/19	$ 1.30	$ 1.33	$ !.30	$ !.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.33	1.35	1.30	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34

Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29

December 2020		$ 1.30	$ 1.27	$ 1.28
November 2020		1.33	1.30	1.30
October 2020		1.34	1.31	1.33
September 2020		1.34	1.30	1.33
August 2020		1.34	1.30	1.30
July 2020		1.36	1.34	1.34

The exchange rate was $1.28 on December 31, 2020.

Statement of Capitalization and Indebtedness

Not applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non-producing mineral properties. In particular, the following risk factors apply:

The effects of a global pandemic, including the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

The World Health Organization declared the novel coronavirus COVID-19 as a pandemic in March 2020. This declaration has led to numerous emergency measures being instituted in many countries, including the United States, Canada and Peru. These measures include government and business closures, stay-at-home orders, and limitations placed on work and travel. The continued outbreak of COVID-19, or any other pandemic, could materially and adversely impact the Company’s operations including mineral exploration, its joint-ventures, receipt of necessary government approvals, and regulatory compliance. It may also have a negative effect on the equity and debt markets, which may make raising additional capital more difficult or not available. The full extent of such impacts is outside the Company’s control and may have a significant negative effect on the Company’s operations and financial condition.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2020. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2020, the end of the most recent fiscal quarter, there were 135,656,222 common shares and no preferred shares issued and outstanding.

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

In March 2019, the Company entered an option agreement with Hochschild Mining (US) Inc., a wholly owned subsidiary of Hochschild Mining PLC, on the Horsethief, Bellview and BP projects in Nevada. Under the agreement, Hochschild could earn an initial 60% interest in each project by funding exploration over an initial 4.5-5.5 year period, and could earn an additional 10% interest (for a total 70% interest) in each property by funding further exploration over another 3 year period. During fiscal 2019, initial exploration funded by Hochschild was completed on all 3 properties. Hochschild decided to discontinue the option on Belleview and BP and continue exploration on the Horsethief property, which included a ten hole RC drill program in fiscal 2020. In November 2020, Hochschild terminated its earn-in agreement on the Horsethief property.

In January 2020, the Coeur Mining Inc. signed an option agreement on the Company’s Tim Property in the Yukon. Under the agreement, Coeur can earn an 80% interest in the property by funding $3.55 million in exploration over five years and paying Alianza $575,000 in cash payments over eight years. The 2020 exploration program on Tim was planned to consist of detailed mapping, soil geochemical surveys, and reopening old trenches for sampling. However, since the required permits for the exploration program were not received until late in 2020, the program has been deferred and expected to begin in the first half of 2021.

In June 2020, the Company acquired a lease on the Twin Canyon gold property in southwest Colorado in exchange for cash payments upon signing and the issuance of common shares of Alianza when certain milestones are met. The Company also staked additional claims adjacent to the property which expanded the size of the project. A successful field program of soil sampling was completed in fiscal 2020, with a follow-up program of detailed prospecting and mapping, and additional soil sampling, commenced in September 2020.

During fiscal 2020, the Company released successful results of its 2019 drill program at Haldane, and planned a follow-up drill program to begin in calendar 2020. This second drill program began in late-October 2020 and have returned encouraging silver values from the West Fault mineralization, including 8.72 meters true width averaging 311 g/t silver, 0.89% lead, and 1.13% zinc. A follow-up Phase Two drill program to test several targets on the property is planned for late-Spring 2021.

Business Overview

The Company currently has interests in mineral exploration projects located in Nevada and Colorado, USA, the Yukon Territory and British Columbia, Canada, and Peru. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in Nevada and Colorado, USA, the Yukon Territory and British Columbia, Canada, and Peru. All of the Company's properties are currently at the exploration stage.

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

The Company is currently seeking joint-venture partners for its Nevada properties.

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

Under and agreement with an Effective Date of March 1, 2019, the Company entered into an option agreement with Hochschild Mining PLC whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property. Hochschild could earn an initial 60% interest in the property by funding US$5,000,000 in exploration on the property over a 5 ½ year period. Subsequently, Hochschild could earn an additional 10% interest (for 70% total) in the property by funding a further US$5,000,000 in exploration over 3 years, with a minimum of US$500,000 in exploration per year.

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

Under the earn-in agreement with Hochschild Mining PLC effective March 1, 2019, Hochschild funded exploration on the property in 2019 and 2020. Exploration included magnetic and IP surveys over recently acquired claims and an RC drill program of 10 widely spaced holes totaling 2,804 meters over a 3.5 square kilometer area. Several of the holes among those drilled in the Horsethief South, Mustang, and Stallion targets returned anomalous gold and/or confirming the presence of favorable host stratigraphy.

As of September 30, 2020, Hochschild had forwarded a total of $1,601,766 for the Horsethief property. The Company held $83,070 on behalf of Hochschild to be spent on the property.

On November 20, 2020, Hochschild terminated the earn-in agreement on the Horsethief project. The Company retains its 100% interest in the property.

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

During 2019, a magnetics geophysical survey with a small mapping and sampling program was funded by Hochshild PLC. The magnetic response was muted and as such did not identify any magnetic high features. However, mapping and sampling refined the CS target where gold mineralization associated with jasperoid alteration and evidence of decalcification within the Secret Canyon Formation confirm the target area’s potential to be linked to buried mineralization. Among the three targets identified on the property, the CS target was designated the highest priority on the property.

In November 2019, Hochschild informed the Company it will not be continuing with the earn-in on the Bellview project. The Company retains a 100% interest in the property. Additional exploration on the property was planned by the Company in 2020, but due to the COVID-19 Pandemic, the work was postponed until 2021. The work will concentrate on the CS Showing in order to upgrade the property for potential option/JV partnerships.

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

In November 2019, Hochschild informed the Company it will not be continuing with the earn-in on the BP project. The Company retains a 100% interest in the property. Additional exploration on the property was planned by the Company in 2020, but due to the COVID-19 Pandemic, it was postponed until 2021. The work will concentrate on refining the carbonate stratigraphy in order to provide a focus for future exploration and to upgrade the property for potential option/JV partnerships.

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

Colorado Property

Twin Canyon Property

The Twin Canyon Property is a 450 hectare (1,100 acre) gold exploration project located in La Plata and Montezuma Counties in Southwest Colorado, approximately 20 kilometres from the town of Mancos.

The project is at the exploration stage and currently does not contain proven mineral reserves.

Twin Canyon Claims

ALIANZA Minerals Ltd

Scale
0
700 meters
N
W
E
S
Twin Canyon Claims
TC 1-55 Claims
Twin Canyon
Basin
East Gulch
Caviness Mountain
MONTEZUMA CO
LA PLATA CO
MOUNTAINS
PLATA
Valley View Spring
Caviness Spring
Radio Towers
15
14
13
22
23
24

Alianza Minerals Ltd
Twin Canyon Property
La Plata & Montezuma
Counties, CO

TSX.V:

How Acquired

Under an agreement dated June 17, 2020, the Company acquired a lease on the property under the following terms:

•

Make cash payments of US$26,000 ($34,681) to Myron Goldstein and US$32,000 ($42,685) to Jon Thorson (paid) and issue 250,000 common shares to Myron Goldstein and 250,000 common shares to Jon Thorson (shares issued);

•

Issue 500,000 common shares five business days following the date the Company stakes any mineral claims adjacent to the property (shares issued);

•

Issue 500,000 common shares five business days following the date the Company enters into a joint-venture, option or similar agreement with a third party in respect to the property; and

•

Issue 500,000 common shares five business days following the date the Company commences a drill program in respect to the property.

The Company has also assumed the commitments under the original lease to the property owner from Mr. Goldstein and Mr. Thorson, which includes annual lease payments of US$15,000 for ten years, with the right to extend the lease for two additional terms of ten years each. There is also a 1.5% NSR on the property, two-thirds (1%) of which is purchasable at any time for US$1,000,000. If annual NSR payments exceed US$20,000 in a given year, the Company will not have to make the US$15,000 lease payment for that year.

Property Geology

Native gold is hosted within the bleached and altered, bitumen-spotted Junction Creek Sandstone with minor limonite after pyrite. This mineralization is found within the crest of an anticlinal structure and is capped by overlying sandstones and shales of the Morrison Formation. Where gold mineralization is present, the host sandstone unit is bleached and spotted with bitumen and small amounts limonite after pyrite. Optical and microprobe work carried out on mineralized samples indicate a direct gold – bitumen association raising the novel possibility that the mineralizing process at Twin Canyon is driven by those associated with petroleum basin development.

A small underground gold mine operated at Twin Canyon during the 1980s and early 1990s. Historic sampling of the underground workings has returned grab samples ranging from 0.1 to 15.77 g/t gold. Twenty-eight historic channel samples 1.5 to 10 meters in length were anomalous in gold, eight of which exceeded 2 g/t gold (highlight of 8.1 g/t gold over 3 meters). Historic soil geochemical surveys in the mine area indicate an open, 1600 by 800 meters gold-in-soil geochemical anomaly with peripheral anomalies that also remain open, 1100 by 50 meters and 800 by 800 meters in size.

Previous and Current Exploration

A preliminary soil geochemical sampling program of 50 samples in 2017 targeted the upper portions of the Junction Creek sandstone in the Charlene Mine area. This small survey confirmed the historic sampling, identifying anomalous gold-in-soil geochemistry along 400 meters of strike, open in both directions. Additionally, 1980s vintage rotary drilling confirms the presence of > 0.5 g/t over a 500 by 500 meters area. This work suggests that gold mineralization may be more extensive than the immediate mine area and a compelling exploration target exists.

The Company conducted additional soil geochemical sampling and tested the extent of potential mineralization with positive results. Reconnaissance prospecting of targeted areas of the project successfully discovered bitumen-spotted sandstone that returned 0.148 g/t gold in a grab sample within the soil anomaly approximately 350 m southeast from the Charlene Mine. A second prospecting discovery located approximately 1.3 kilometers northeast of the Charlene Mine returned 0.208 g/t gold in a grab sample of bitumen-spotted altered Junction Creek Sandstone in an area that is not covered by soil sampling.  The property was expanded through staking of additional claims targeting extensions of the prospective host Junction Creek sandstone unit.

In September 2020, the Company commenced a follow-up exploration program of detailed prospecting and geological mapping within areas of soil anomalies, expansion of the soil sampling campaign to cover the prospective host Junction Creek sandstone unit throughout the property, and detailed structural mapping to determine the primary controls focusing gold mineralization. Permitting is underway for a drill program in 2021.

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

•

make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2020;

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

In 2020, the Company completed a four-hole drill program with two holes in the West Fault and two holes at Middlecoff. A total of 798.6 meters of drilling was completed in this program. Holes HLD20-18 and HLD20-19 targeted the West Fault, with both holes intersecting silver mineralization including a core length of 16.15 m (estimated true width 8.72 m) averaging 311 g/t silver, 0.89% lead and 1.13% zinc (390 g/t silver-equivalent*). This includes a high-grade core of 818 g/t silver, 3.47% lead and 1.03% zinc (980 g/t silver-equivalent) over 3.3 m (1.78 m estimated true width).

2020 Significant Drill Intersections – West Fault Target

Hole	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver-Equivalent (g/t)*
HLD20-18	246.85	248.00	6.80	3.73	96	0.15	0.15	0.73	140

HLD20-19	225.50	226.01	0.51	0.28	226	0.02	4.61	25.90	1347
and	246.85	263.00	16.15	8.72	311	0.11	0.89	1.13	390
including	252.00	260.30	8.30	4.48	444	0.15	1.54	1.34	554
including	257.00	260.30	3.30	1.78	818	0.20	3.47	1.03	980

Analytical values have been rounded.

*Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.104) + (1650 * gold (g/t) / 31.104) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

The West Fault structure, as interpreted from surface geology and historical drilling, is over 1,750 m in strike length.  Drilling to date has successfully intersected the West Fault over a fraction of this strike length and the target remains open in all directions.  The high-grade results from HLD20-19 now allow for additional vectoring along possible high-grade ore-shoot orientations.

At the Middlecoff Zone, two holes were drilled to test the extension of silver-lead-gold mineralization identified in drilling and historic underground development. One hole was terminated before reaching the target due to excessive deviation, while HLD20-21 intersected silver mineralization including a core length of 0.89 m averaging 342 g/t silver, 2.35% lead and 1.20% zinc (476 g/t silver-equivalent*).

2020 Significant Drill Intersections – Middlecoff Target

Hole	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver-Equivalent (g/t)*
HLD20-21	180.62	187.37	6.75	3.00	81	0.14	0.40	0.41	120

including	186.48	187.37	0.89	0.40	342	0.19	2.35	1.20	476

*Silver equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.104) + (1650 * gold (g/t) / 31.104) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

The drill rig has been winterized and remains on site to facilitate the start-up of the second phase of drilling in late-spring of 2021. Drilling will continue at the Mt. Haldane Vein System targets, the recently discovered Bighorn Zone, and other targets on the property.

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

Coeur is funding exploration at Tim. A 2020 exploration program was planned to target high-grade silver-lead-zinc Carbonate Replacement Mineralization (“CRM”) similar to that occurring at Coeur’s producing Silvertip Mine located 12 kilometers south of the Tim property. The required Class I permit was not received until late in 2020. Therefore, the program was deferred and is expected to commence in the first half of calendar 2021.

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

Prospector Mountain Property

The Prospector Mountain Property is located in west central Yukon Territory. During the 2020 fiscal year, the Company dropped the property and wrote off the capitalized acquisition and exploration expenditures.

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

•

make cash payments of $5,000 by October 31, 2019 (paid) and a further $20,000 by January 1, 2020 (paid) and issue 100,000 shares (issued) to Kreft by September 30, 2019;

•

make cash payments of $50,000 (paid) and issue 200,000 shares (issued) to Kreft by September 30, 2020;

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

On the adjacent ground, a 1990 field program included soil sampling and further prospecting. Rock sample values of up to 0.979 oz/t Au (33.6 g/t) were encountered, but the veins were thought to lack the size and continuity necessary for an economic deposit and likely due to the nature of the claim position, no further work was recommended

The combined work of the previous operators show a vein swarm with minimum dimensions of 400m x 600m and which appears to be open to the west, north and south. It is thought that the compromised land position as the gold showings straddle the property boundary may have been detrimental to the development of the project. The current KRL property encompasses the entire showing and surrounding area allowing for a coherent assessment of the high-grade gold veins and the potential for additional, and perhaps economic, gold concentrations under talus or vegetation cover below the treeline.

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

In 2020, a follow-up program was planned, including detailed mapping of the identified corridor to assess the potential for additional gold veins and to prioritize targets for drilling which would make the property more attractive for potential partners. Due to the COVID-19 Pandemic, the Company deferred the exploration program until 2021. Management is continuing to seek a partner to fund the 2021 program.

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

The Company is currently seeking a partner to fund an initial drill test on the property. Several site visits were completed by potential partners who reviewed the targets generated by work completed by Cliffs Natural Resources under the exploration alliance. A multiphase, 20 hole drill program has been planned and budgeted, and could be initiated upon any agreement for a partner to fund the program.

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

To date, no royalties have been received from Buenaventura. Prior to the Company’s investment in Pucarana, the Company had capitalized as exploration and evaluation assets $566,782 in exploration and evaluation expenditures incurred on the property. That amount had been carried forward, with minor adjustments, as investment in associates – royalty interest. As of September 30, 2019, the Company wrote-off the entire remaining amount of $560,139.  The Company continues to hold its 1.08% NSR.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.33 on September 30, 2020.

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

Results of Operations

Year Ended September 30, 2020 vs. Year Ended September 30, 2019

During the year ended September 30, 2020, the Company completed drill programs at Haldane and Horsethief, and acquired the Twin Canyon project in Colorado

The comprehensive loss for the year ended September 30, 2020 was ($1,053,762), or ($0.01) per share, compared to a comprehensive loss of ($1,003,888), or ($0.02) per share, for the year ended September 30, 2019.

In the current year, expenses totaled $968,165, which was an increase of $369,725 compared to expenses of $598,440 for the year ended September 30, 2019. Significant changes occurred in investor relations, which rose to $550,196 from $83,654 as the Company increased its efforts to raise investor awareness; Accounting and legal fees rose to $196,373 from $138,690; Property investigation expenses increased to $9,965 from $1,592; Travel rose to $18,879 from $8,470; Transfer agent, listing and filing fees rose to $41,775 from $23,457; Depreciation declined to $140 from $412; and wages, benefits, and consulting fees declined to $113,703 from $143,106. Share based payments were $Nil compared to $162,208 in the prior year as the Company issued no stock options in the current year.

Interest income was $1,888 compared to $7,228 in the prior year due to lower average cash balances. Foreign exchange loss increased to ($23,788) from ($4,311) due to less favorable exchange rates. Loss on disposal of equipment was ($198) compared to a gain of $8,635 in fiscal 2019; And write-off of investment in associates – royalty interest related to previously capitalized exploration and development expenditures was $Nil compared to ($560,139) in the prior year due to the write-down of the Pucarana property’s capitalized acquisition and exploration costs. Write-down of exploration and evaluation assets was ($87,338) compared to $nil. Flow-through share premium recovery was $21,459 in the current year compared to $149,658 in the prior year which is related to the expenditure of funds on qualifying property exploration raised through the earlier sale of flow-through common shares.

Other comprehensive loss included a gain of exchange difference arising on the translation of foreign subsidiary of $2,380 compared to a loss of ($6,519) in the prior year.

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

Liquidity and Capital Resources

The Company had a working capital deficit at September 30, 2020 of ($66,197), including cash of $278,993. Subsequent to the end of the fiscal year, the Company closed a financing of share units. The Company sold 7,670,370 common share units at $0.135 per unit for gross proceeds of $1,035,500, with each unit comprised of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one additional common share at a price of $0.20 until October 9, 2022. The Company also sold 13,881,130 flow-through common shares at a price of $0.155 per share for gross proceeds of $2,151,575, with the proceeds to be spent on qualifying exploration expenditures in the Yukon Territory. The Company paid finder’s fees of $199,868 in cash and issued 1,339,036 in finders’ warrants, with each finder’s warrant exercisable into one common share at $0.135 until October 9, 2022. The Company also issued 6,112,000 common shares pursuant to the exercise of warrants and finder’s warrants for cash proceeds of $610,600.

Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2021, and planned property expenditures will depend on the Company’s working capital position.

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

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds
Fiscal 2016	Private Placement	7,000,000	$ 0.10	$ 700,000
	Private Placement	3,100,000	0.10	310,000
	Private Placement	2,400,000	0.125	300,000
	Debt Settlement	2,000,000	0.15	300,000

Fiscal 2017	Private Placement	5,000,000	$ 0.125	$ 625,000
	Private Placement	1,785,715	0.14	250,000
	Exercise of Finder’s Warrants	221,875	0.10	22,188

Fiscal 2018	Acquisition of Mineral Property	2,000,000	$ 0.085	$ 170,000
	Acquisition of Mineral Property	100,000	0.12	12,000
	Acquisition of Mineral Property	100,000	0.09	9,000
	Private Placement	7,500,000	0.10	750,000
	Exercise of Finder’s Warrants	155,000	0.10	15,500

Fiscal 2019	Acquisition of Mineral Property	225,000	$ 0.085	$ 14,625
	Acquisition of Mineral Property	1,136,363	0.066	75,000
	Flow-through Private Placements	17,111,666	0.06	1,026,500
	Private Placements	18,820,000	0.05	941,000

Fiscal 2020	Acquisition of Mineral Property	125,000	$ 0.09	$ 11,250
	Acquisition of Mineral Property	500,000	0.085	42,500
	Acquisition of Mineral Properties	700,000	0.13	91,000
	Private Placement	22,000,000	0.05	1,100,000
	Exercise of Options	250,000	0.10	25,000
	Exercise of Warrants	3,030,000	0.10	303,000
	Exercise of Finder’s Warrants	1,203,025	0.05	60,151

Year Ended September 30, 2020

At the end of the fiscal year ended September 30, 2020, the Company had a working capital deficit of ($66,197) compared to working capital of $29,118 as of September 30, 2019. During the fiscal year ended September 30, 2020, Operating Activities used cash of ($656,565), including the net loss of ($1,056,142).

Items not affecting cash included depreciation of $140, loss on disposal of equipment of $198, flow-through share premium recovery related to the qualifying exploration expenditures funded by the flow-through common shares was ($21,459), and write-down of exploration and evaluation assets of $87,338. Changes in non-working capital items include a decrease in receivables of $40,236; increase in VAT receivables of ($994); a decrease in prepaid expenses of $238,045; an increase in accounts payable and accrued liabilities of $51,149; a decrease of due to related parties of ($48,600); and funds held for optionee increased by $53,524.

Cash flows from Investing Activities used cash of ($628,007), with the entire amount expended on exploration and evaluation assets. Cash flows from Financing Activities provided cash of $1,390,766, which included proceeds from the issuance of common shares of $1,100,000, proceeds from the exercise of warrants of $303,000, proceeds from the exercise of finder’s warrants of $60,151, and proceeds from the exercise of stock options of $25,000. Share issue costs used cash of ($97,385). The Effect of exchange rate changes on cash was ($96,661).

Cash totaled $278,993 and restricted cash totaled $83,070 as of September 30, 2020 compared to cash of $322,984 and restricted cash of $29,546 as of September 30, 2019, an increase of $9,533.

During the year, the Company issued a total of 27,808,025 common shares.

•

22,000,000 common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $1,100,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.10 until February 25, 2023. The Company paid $50,100 in cash as a finder’s fee and issued 1,002,000 finder’s warrants, with each finder’s warrant exercisable at a price of $0.05 until February 25, 2021.

•

Issued 1,325,000 common shares for the acquisition of property interests:

•

125,000 common shares at a deemed price of $0.09 per share for total consideration of $11,250 were issued pursuant to the acquisition of the Haldane property;

•

200,000 common shares were issued at a deemed price of $0.13 per share for total consideration of $26,000 pursuant to the acquisition of the KRL property;

•

500,000 common shares were issued at a deemed price of $0.085 per share for total consideration of $42,500 and 500,000 common shares were issued at a price of $0.13 per share for total consideration of $65,000, pursuant to the acquisition of the Twin Canyon property.

•

250,000 common shares were issued pursuant to the exercise of options for proceeds of $45,125;

•

1,203,025 common shares were issued pursuant to the exercise of finder’s warrants for proceeds of $100,276;

•

3,030,000 common shares were issued pursuant to the exercise of common stock purchase warrants for proceeds of $303,000.

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

•

Issued 1,361,363 common shares for the acquisition of property interests:

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

•

Issued 2,200,000 common shares for the acquisition of property interests:

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

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight-line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at September 30, 2020, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

IFRS 9
Financial Assets
Cash and restricted cash	Amortized cost
Receivables	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Funds held for optionee	Amortized cost

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

•

the determination that there are no restoration, rehabilitation and environmental costs to be accrued; and

•

the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in the USA is the US dollar.

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

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. On issuance, the premium recorded on the flow-through share, being the difference in price over a common share with no tax attributes, is recognized as a liability. As expenditures are incurred, the liability associated with the renounced tax deductions is recognized through profit or loss with a pro-rata portion of the deferred premium.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.33 on September 30, 2020.

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

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of December 31, 2020 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  John Wilson is a citizen and resident of the United States, while all the other Directors are residents and citizens of Canada. Each director was re-elected at the Annual General Meeting held on March 9, 2020.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	50	July 23, 2007
Craig Lindsay (1)	55	November 3, 2008
Mark T. Brown (1)	52	February 28, 2014
Jason Weber	50	March 10, 2014
John Wilson	76	April 29, 2015

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 7, 2019. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of December 31, 2020, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	50	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	46	April 29, 2015
Rob Duncan	Vice-President Exploration	46	August 1, 2020

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

Marc G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He was a former Vice-President of Corporate Development of Nevsun Resources Ltd., a mining company formerly traded on the TSX and NYSE MKT and is the President and CEO of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. He also serves as a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, a Director of Visionary Gold Corp., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Mich Resources Ltd., a mineral and exploration company traded on the Canadian Securities Exchange; Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. Mr. Blythe devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Azucar Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; and a Director of Mich Resources Ltd., a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services; a director of VR Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a director of Electric Royalties Ltd., a mineral royalty portfolio company traded on the TSX Venture Exchange; and CEO and a Director of Philippine Metals Inc., a mineral exploration company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009, and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Avrupa Minerals (since July 2010), and Mountain Boy Minerals, (since December 2017). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Rob Duncan has over 30 years of experience in mineral exploration with a wide range of companies, from major producers such as Rio Tinto and Inmet Mining to junior explorers. He has held senior management positions at several junior explorers exploring throughout the North American Cordillera, Canadian Shield and Eastern Europe on a wide variety of deposit types including orogenic gold, porphyry copper (gold), VMS, intrusion related gold, and epithermal gold-silver systems. He also has over ten years of management experience specifically with prospect generator companies, having held the position of Exploration Manager at Rimfire Minerals and VP Exploration and Project Development at Evrim Resources. He currently serves as Chief Operating Officer of Kutcho Copper Corp., a mineral exploration company traded on the TSX Venture Exchange, and previously served as COO of QX Metals Corp. (now Gold Bull Resources), a mineral exploration company traded on the TSX Venture Exchange. Mr. Duncan received his BSc in Geology and his M.Sc. in Geological Sciences from University of British Columbia. Mr. Duncan spends approximately 95% of his time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on March 9, 2020.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation
Jason Weber, President, CEO and Director (1)	2020 2019 2018	$ 147,000 122,000 120,000	Nil 300,000 200,000	$ Nil 24,150 15,880	$ Nil Nil Nil

Winnie Wong, Chief Financial Officer (2)	2020 2019 2018	N/A N/A N/A	Nil 250,000 100,000	$ Nil 20,125 7,940	$ Nil Nil Nil

Rob Duncan, Vice-President, Exploration	2020	$ 25,000	Nil	Nil	$ Nil

Marc G. Blythe Director and former President and CEO	2020 2019 2018	$ Nil Nil Nil	Nil 150,000 50,000	$ Nil 12,075 3,970	$ Nil Nil Nil

Mark T. Brown, Director and former CFO and Corporate Secretary (3)	2020 2019 2018	N/A N/A N/A	Nil 300,000 150,000	$ Nil 24,150 11,910	$ 228,530 205,860 176,745

Geoffrey Chater, Former Director (4)	2018	N/A	25,000	$ 1,985	$ Nil

Craig Lindsay, Director	2020 2019 2018	N/A N/A N/A	Nil 150,000 50,000	$ Nil 12,075 3,970	$ Nil Nil Nil

John Wilson, Director	2020 2019 2018	N/A N/A N/A	Nil 150,000 50,000	$ Nil 12,075 3,970	$ Nil Nil Nil

(1)	Jason Weber was named President and CEO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
(2)	Winnie Wong was named CFO upon the completion of the acquisition of Estrella Gold on April 29, 2015.
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

No funds were set aside or accrued by the Company during fiscal 2020 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met in person once in fiscal 2020.

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

Table No. 7 lists, as of January 20, 2021, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	685,983	0.50%
Common	Mark T. Brown (2)	12,399,382	8.92%
Common	Craig Lindsay (3)	960,000	0.69%
Common	Jason Weber (4)	1,376,583	0.99%
Common	John Wilson (5)	500,000	0.36%
Common	Winnie Wong (6)	700,900	0.51%
Common	Rob Duncan (7)	760,611	0.55%

	Total Directors/Officers	17,383,459	12.17%

(1)	Of these shares, 500,000 represent share purchase options.
(2)

Of these shares, 9,810,993 are common shares and 215,389 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown; and 1,310,000 are common shares and 900,000 are share purchase options held by Mr. Brown directly.

(3)	Of these shares, 460,000 are common shares held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 500,000 are share purchase options held by Mr. Lindsay directly.
(4)	Of these shares, 1,000,000 represent share purchase options and 130,750 represent stock purchase warrants.
(5)	Of these shares, 500,000 represent share purchase options.
(6)	Of these shares, 700,000 represent share purchase options.
(7)	Of these shares, 500,000 represent share purchase options.

Based upon 137,906,222 shares outstanding as of January 20, 2021, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2020 the shareholders' list for the Company's common shares showed 135,656,222 common shares issued and outstanding. There are 49 registered holders, including depositories, holding 120,611,527 common shares in Canada. 11 registered holders, including depositories, hold 13,720,621 common shares in the United States, and 2 registered holders, including depositories, holding 1,324,074 common shares in other countries.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of January 20, 2021, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Fruchtexpress Grabher GmbH & Co KG (1)	13,850,000	10.21%
Common	Mark T. Brown (2)	12,399,382	8.92%

(1)	These shares are beneficially owned by Hubert Grabher.
(2)

Of these shares, 9,810,993 are common shares and 215,389 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown; and 1,310,000 are common shares and 900,000 are share purchase options held by Mr. Brown directly.

Based upon 137,906,222 shares outstanding as of January 20, 2021, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2020 ended September 30, 2020, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $228,530 (Fiscal 2019 - $205,860; Fiscal 2018 - $176,745) for management, accounting, and shareholder communication services.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2020, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 110,242,722 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2020, and 137,906,222 Common Shares and no Preferred Shares outstanding as of January 21, 2021.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending December 31, 2020;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2020; and

•

each of the last five fiscal years ending September 30, 2020.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2020	$ 0.20	$ 0.11	$ 0.20
November 2020	0.15	0.11	0.14
October 2020	0.14	0.09	0.10
September 2020	0.18	0.12	0.13
August 2020	0.20	0.08	0.14
July 2020	0.13	0.07	0.11

Three Months Ended December 31, 2020	$ 0.20	$ 0.09	$0.20
Three Months Ended September 30, 2020	0.20	0.07	0.13
Three Months Ended June 30, 2020	0.10	0.05	0.08
Three Months Ended March 31, 2020	0.07	0.03	0.06

Three Months Ended December 31, 2019	$ 0.08	$ 0.05	$ 0.05
Three Months Ended September 30, 2019	0.10	0.06	0.07
Three Months Ended June 30, 2019	0.08	0.04	0.07
Three Months Ended March 31, 2019	0.08	0.07	0.07

Three Months Ended December 31, 2018	$ 0.08	$ 0.06	$ 0.06
Three Months Ended September 30, 2018	0.10	0.07	0.08
Three Months Ended June 30, 2018	0.14	0.08	0.09
Three Months Ended March 31, 2018	0.13	0.06	0.12

Fiscal Year Ended September 30, 2020	$ 0.20	$ 0.03	$ 0.20
Fiscal Year Ended September 30, 2019	0.10	0.04	0.05
Fiscal Year Ended September 30, 2018	0.14	0.06	0.06
Fiscal Year Ended September 30, 2017	0.16	0.05	0.06
Fiscal Year Ended September 30, 2016	0.21	0.10	0.11

Table No. 10 lists, as of January 20, 2021, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/Share	Expiration Date

11,350,000	0.10	July 9, 2022
3,835,186	0.20	October 9, 2022
19,100,000	0.10	February 25, 2023
Total 34,285,186

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders. Table No. 10b lists, as of January 20, 2021, share purchase warrants held by Officers, Directors, and 5% Holders.

Table No. 10a

Warrantholdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	100,000 150,000	$ 0.10 0.10	July 9, 2020 February 25, 2023

Mark T. Brown, Director (1)	215,389	$ 0.10	February 25, 2023

(1)	Of these warrants, 215,389 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown

Table No. 10b lists, as of January 21, 2021, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

794,100	$ 0.05	February 25, 2021
1,339,036	0.135	October 9, 2022
Total 2,133,136

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

During Fiscal 2020, the  Company issued a total of 27,808,025 common shares.

•

22,000,000 common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $1,100,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.10 until February 25, 2023. The Company paid $50,100 in cash as a finder’s fee and issued 1,002,000 finder’s warrants, with each finder’s warrant exercisable at a price of $0.05 until February 25, 2021.

•

Issued 1,325,000 common shares for the acquisition of property interests:

•

125,000 common shares at a deemed price of $0.09 per share for total consideration of $11,250 were issued pursuant to the acquisition of the Haldane property;

•

200,000 common shares were issued at a deemed price of $0.13 per share for total consideration of $26,000 pursuant to the acquisition of the KRL property;

•

500,000 common shares were issued at a deemed price of $0.085 per share for total consideration of $42,500 and 500,000 common shares were issued at a price of $0.13 per share for total consideration of $65,000, pursuant to the acquisition of the Twin Canyon property.

- 77 -

•

250,000 common shares were issued pursuant to the exercise of options for proceeds of $45,125;

•

1,203,025 common shares were issued pursuant to the exercise of finder’s warrants for proceeds of $100,276;

•

3,030,000 common shares were issued pursuant to the exercise of common stock purchase warrants for proceeds of $303,000.

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

Shares Issued for Assets Other Than Cash

During Fiscal 2020, 1,325,000 common shares were issued for the acquisition of property interests:

•

125,000 common shares at a deemed price of $0.09 per share for total consideration of $11,250 were issued pursuant to the acquisition of the Haldane property;

•

200,000 common shares were issued at a deemed price of $0.13 per share for total consideration of $26,000 pursuant to the acquisition of the KRL property;

•

500,000 common shares were issued at a deemed price of $0.085 per share for total consideration of $42,500 and 500,000 common shares were issued at a price of $0.13 per share for total consideration of $65,000, pursuant to the acquisition of the Twin Canyon property.

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

During the Fiscal year ended September 30, 2019, the Company sold 17,111,666 flow-through common shares for gross proceeds of $1,026,700. These funds were used for qualified exploration expenditures on the Haldane property. Subsequent to the fiscal 2020 year-end, the Company sold 13,881,130 flow-through common shares for gross proceeds of $2,151,575. These funds will be used for qualifying exploration expenditures on the Haldane property.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 9, 2020.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of January 20, 2021, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	200,000 200,000 300,000 300,000	200,000 200,000 300,000 300,000	$ 0.15 0.10 0.10 0.14	September 30, 2021 March 14, 2023 July 30, 2024 October 15, 2025

Winnie Wong, Chief Financial Officer	150,000 100,000 250,000 200,000	150,000 100,000 250,000 200,000	$ 0.15 0.10 0.10 0.14	September 30, 2021 March 14, 2023 July 30, 2024 October 15, 2025

Rob Duncan, Vice-President, Exploration	200,000 300,000	200,000 300,000	$ 0.10 0.14	July 30, 2024 October 15, 2025

Marc Blythe Director	100,000 50,000 150,000 200,000	100,000 50,000 150,000 200,000	$ 0.15 0.10 0.10 0.14	September 30, 2021 March 14, 2023 July 30, 2024 October 15, 2025

Mark T. Brown, Director	150,000 150,000 300,000 300,000	150,000 150,000 300,000 300,000	$ 0.15 0.10 0.10 0.14	September 30, 2021 March 14, 2023 July 30, 2024 October 15, 2025

Craig Lindsay, Director	100,000 50,000 150,000 200,000	100,000 50,000 150,000 200,000	$ 0.15 0.10 0.10 0.14	September 30, 2021 March 14, 2023 July 30, 2024 October 15, 2025

John Wilson, Director	100,000 50,000 150,000 200,000	100,000 50,000 150,000 200,000	$ 0.15 0.10 0.10 0.15	September 30, 2021 March 14, 2023 July 30, 2024 October 15, 2025

Employees/Consultants/ Former Directors	100,000 445,000 240,000 225,000 305,000	100,000 445,000 240,000 225,000 305,000	$ 0.25 0.15 0.10 0.10 0.15	April 29, 2021 September 30, 2021 March 14, 2023 July 30, 2024 October 15, 2025

Total Officers and Directors	4,600,000	4,600,000

Total Employees/ Consultants/Former Directors	1,315,000	1,315,000

Total Officers/Directors/ Employees and Consultants	5,915,000	5,915,000

Bonus Pool

In fiscal 2016, the Company issued 2,000,000 common shares to the Company’s largest shareholder, Pacific Opportunity Capital Ltd., to settle $300,000 of at a deemed price of $0.15 per share. Pacific Opportunity has set aside 500,000 of those shares as a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the Company’s joint venture business model.  In October 2020, 100,000 of such shares were granted to management.

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

A copy of the Company’s Articles has been filed as an exhibit to the Company’s 20-F Registration Statement.

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

- 85 -

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2020 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2020. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2019, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2020.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2020 and 2019 is included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2020	Fiscal Year 2019

Audit Fees	$ 33,000	$ 21,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 33,000	$ 21,500

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 27, 2021.

Consolidated Statements of Financial Position at September 30, 2020 and 2019.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2020, September 30, 2019, and September 30, 2018.

Consolidated Statements of Cash Flows for the years ended September 30, 2020, September 30, 2019, and September 30, 2018.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2020, September 30, 2019, and September 30, 2018.

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

ALIANZA MINERALS LTD.

Consolidated Financial Statements

For the years ended September 30, 2020, 2019 and 2018

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

- 100 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alianza Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at September 30, 2020 and 2019 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2020, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2020 and 2019 and its financial performance and its cash flows for each of the years in the three-year period ended September 30, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

January 27, 2021

We have served as the Company’s auditor since 2015.

ALIANZA MINERALS LTD.

Expressed in Canadian Dollars, unless otherwise stated

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 40

- 102 -

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		September 30,	September 30,
	Note	2020	2019

Assets
Current assets
Cash		$278,993	$322,984
Restricted cash	5	83,070	29,546
Deferred financing costs		13,695	-
Receivables		13,759	54,141
Prepaid expenses		90,420	315,938
		479,937	722,609
Non-current assets
Equipment	4	-	338
Exploration and evaluation assets	5	4,325,562	3,728,231
VAT receivables		42,079	43,503
		4,367,641	3,772,072

Total assets		$4,847,578	$4,494,681

Current liabilities
Accounts payable and accrued liabilities		$191,727	$316,049
Due to related parties	9	271,337	326,437
Funds held for optionee	5	83,070	29,546
Flow-through share premium liability	7	-	21,459
		546,134	693,491
Shareholders' equity
Share capital	7	20,068,707	18,487,106
Reserves	7, 8	2,875,483	2,903,068
Accumulated other comprehensive loss		(24,239)	(26,619)
Deficit		(18,618,507)	(17,562,365)
		4,301,444	3,801,190

Total shareholders' equity and liabilities		$4,847,578	$4,494,681

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on January 26, 2021.

On behalf of the Board of Directors:

Director “Jason Weber”                                   Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30
	Note	2020	2019	2018

Expenses
Accounting and legal fees	9	$196,373	$138,690	$164,926
Depreciation	4	140	412	2,508
Investor relations and shareholder information	9	550,196	83,654	57,872
Office facilities and administrative services	9	18,000	18,000	18,201
Office expenses		19,134	18,851	35,929
Property investigation expenses		9,965	1,592	21,519
Share-based payments	9	-	162,208	67,490
Transfer agent, listing and filing fees		41,775	23,457	28,784
Travel		18,879	8,470	16,106
Wages, benefits and consulting fees	9	113,703	143,106	168,163
		(968,165)	(598,440)	(581,498)

Interest income and other income		1,888	7,228	2,683
Flow-through share premium recovery		21,459	149,658	-
Foreign exchange (loss)		(23,788)	(4,311)	(3,269)
Gain (loss) on disposal of equipment		(198)	8,635	19,181
Write-off of investment in associates – royalty interest	6	-	(560,139)	-
Write-down of exploration and evaluation assets	5	(87,338)	-	(263,937)
Net loss for the year		$(1,056,142)	$(997,369)	$(826,840)

Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiary		2,380	(6,519)	24,545
Total comprehensive loss for the year		$(1,053,762)	$(1,003,888)	$(802,295)
Basic and diluted loss per common share		$(0.01)	$(0.02)	$(0.02)
Weighted average number of common shares outstanding - basic and diluted		96,348,048	61,804,273	39,875,312

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity

Balance, September 30, 2017		35,286,668	15,954,681	1,720,915	641,848	251,286	(44,645)	(15,738,156)	2,785,929
Private placement	7(b)(iv)	7,500,000	750,000	-	-	-	-	-	750,000
Acquisition of exploration and evaluation assets	7(b)(i)(iii)(v)	2,200,000	191,000	-	-	-	-	-	191,000
Share issue costs		-	(63,196)	-	-	11,424	-	-	(51,772)
Exercise of finder's warrants	7(b)(ii)	155,000	31,419	-	-	(15,919)	-	-	15,500
Share-based payments		-	-	67,490	-	-	-	-	67,490
Net loss		-	-	-	-	-	24,545	(826,840)	(802,295)
Balance, September 30, 2018		45,141,668	16,863,904	1,788,405	641,848	246,791	(20,100)	(16,564,996)	2,955,852
Private placements	7(b)(vi)(viii)	35,931,666	1,796,583	-	-	-	-	-	1,796,583
Acquisition of exploration and evaluation assets	7(b)(vii)(ix)(x)	1,361,363	89,625	-	-	-	-	-	89,625
Share issue costs		-	(263,006)	-	-	63,816	-	-	(199,190)
Share-based payments		-	-	162,208	-	-	-	-	162,208
Net loss		-	-	-	-	-	(6,519)	(997,369)	(1,003,888)
Balance, September 30, 2019		82,434,697	$18,487,106	$1,950,613	$641,848	$310,607	$ (26,619)	$(17,562,365)	$3,801,190
Private placement	7(b)(xi)	22,000,000	1,100,000	-	-	-	-	-	1,100,000
Acquisition of exploration and evaluation assets	7(b)(xii)(xiii)(xiv)	1,325,000	144,750	-	-	-	-	-	144,750
Share issue costs		-	(111,550)	-	-	32,665	-	-	(78,885)
Exercise of options	7(b)(xv)	250,000	45,125	(20,125)	-	-	-	-	25,000
Exercise of finder’s warrants	7(b)xv)	1,203,025	100,276	-	-	(40,125)	-	-	60,151
Exercise of warrants	7(b)(xv)	3,030,000	303,000	-	-	-	-	-	303,000
Net loss		-	-	-	-	-	2,380	(1,056,142)	(1,053,762)
Balance, September 30, 2020		110,242,722	$20,068,707	$1,930,488	$641,848	$303,147	$ (24,239)	$(18,618,507)	$4,301,444

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2020	2019	2018
Cash flows from (used in) operating activities
Net loss for the year	$(1,056,142)	$(997,369)	$(826,840)
Items not affecting cash:
Depreciation	140	412	2,508
(Gain) loss on disposal of equipment	198	(8,635)	(19,181)
Flow-through share premium recovery	(21,459)	(149,658)	-
Share-based payments	-	162,208	67,490
Write-off of investment in associates – royalty interest	-	560,139	-
Write-down of exploration and evaluation assets	87,338	-	263,937

Changes in non-cash working capital items:
Receivables	40,236	(36,386)	(5,847)
VAT Receivables	(994)	(5,900)	(4,909)
Prepaid expenses	238,045	(315,597)	12,012
Accounts payable and accrued liabilities	51,149	(2,947)	14,631
Due to related parties	(48,600)	(6,441)	206,448
Funds held for optionee	53,524	29,546	-
Net cash (used in) operating activities	(656,565)	(770,628)	(289,751)

Cash flows from (used in) investing activities
Sale of equipment	-	8,652	24,983
Exploration and evaluation assets	(628,007)	(712,345)	(474,387)
Net cash (used in) investing activities	(628,007)	(703,693)	(449,404)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	1,100,000	1,967,700	750,000
Proceeds from exercise of warrants	303,000	-	-
Proceeds from exercise of finder's warrants	60,151	-	15,500
Proceeds from exercise of stock options	25,000	-	-
Share issue costs	(97,385)	(141,008)	(57,272)
Net cash provided by financing activities	1,390,766	1,826,692	708,228

Effect of exchange rate changes on cash	(96,661)	(6,440)	208
Change in cash for the year	9,533	345,931	(30,719)
Cash, beginning of the year	352,530	6,599	37,318
Cash, end of the year	$362,063	$352,530	$6,599
Cash comprised of:
Cash	$278,993	$322,984	$6,599
Restricted Cash	83,070	29,546	-
	$362,063	$352,530	$6,599

Supplemental disclosure with respect to cash flows (Note 10)

Cash consists of $nil (2019 - $317,007; 2018 - $4,056) held for flow-through expenditures, while $nil (2019 - $227,873; 2018 - $nil) included in accounts payable and accrued liabilities is related to flow-through expenditures.

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

As at September 30, 2020, the Company had a working capital deficiency of $66,197 (September 30, 2019: working capital of $29,118) and shareholders’ equity of $4,301,444 (September 30, 2019: $3,801,190).

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2020 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

Business combinations

Narrow-scope amendments to IFRS 3 were issued in October 2018 and apply to annual reporting periods beginning on or after January 1, 2020. The amendments clarify the definition of a business, provide guidance in determining whether an acquisition is a business combination or a combination of a group of assets, emphasize that the output of a business is to provide goods and services to customers and provide supplementary guidance.

•

Presentation of financial statements

An amendment to IAS 1 was issued in January 2020 and applies to annual reporting periods beginning on or after January 1, 2023. The amendment clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

2.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight-line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at September 30, 2020, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

IFRS 9
Financial Assets
Cash and restricted cash	Amortized cost
Receivables	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Funds held for optionee	Amortized cost

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

•

the determination that there are no restoration, rehabilitation and environmental costs to be accrued; and

•

the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in the USA is the US dollar.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. On issuance, the premium recorded on the flow-through share, being the difference in price over a common share with no tax attributes, is recognized as a liability. As expenditures are incurred, the liability associated with the renounced tax deductions is recognized through profit or loss with a pro-rata portion of the deferred premium.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

4.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2018	5,113	226	5,339
Disposal during the year	-	(226)	(226)
As at September 30, 2019	$5,113	$-	$5,113
Disposal during the year	(4,425)	-	(4,425)
As at September 30, 2020	$688	$-	$688
Accumulated depreciation
As at September 30, 2018	$4,363	$226	$4,589
Depreciation for the year	412	-	412
Depreciation for the year related to disposal	-	(226)	(226)
As at September 30, 2019	4,775	-	4,775
Depreciation for the year	140	-	140
Depreciation for the year related to disposal	(4,227)	-	(4,227)
As at September 30, 2020	$688	$-	$688
Net book value
As at September 30, 2019	$338	$-	$338
As at September 30, 2020	$-	$-	$-

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

	USA				Canada			Peru
		Twin
	Horsethief	Canyon	Bellview	BP	Others	Haldane	KRL	Tim	Others	Yanac	Total

Balance at September 30, 2019	$173,156	$-	$85,548	$248,975	$23,404	$1,433,291	$139,847	$1	$1,198,997	$425,012	$3,728,231

Additions during the year
Acquisition costs:
Property acquisition	-	185,012	-	-	-	31,250	101,000	-	-	-	317,262
	-	185,012	-	-	-	31,250	101,000	-	-	-	317,262
Exploration expenditures:
Aircraft charter	-	-	-	-	-	30,366	-	-	-	-	30,366
Camp, travel and meals	45,929	16,353	-	-	-	11,274	690	-	-	-	74,246
Community relations	-	-	-	-	-	1,420	-	-	-	-	1,420
Drilling	540,092	-	-	-	-	7,020	-	-	-	-	547,112
Field equipment rental	13,094	-	-	-	-	6,788	4	-	-	-	19,886
Field supplies and maps	12,761	3,266	-	-	-	5,397	-	-	-	-	21,424
Geochemical	114,324	11,375	1,870	1,478	-	2,100	-	-	-	-	131,147
Geological consulting	245,193	106,014	71	1,701	-	80,548	13,816	50	2,591	-	449,984
Geophysics	45,753	-	-	-		-	-	-	-		45,753
Legal and accounting	3,335	-	-	-	-	38	500	-	-	-	3,873
Licence and permits	43,400	29,316	10,368	33,424	3,501	5,335	-	-	-	5,885	131,229
Management fees	121,169	-	-	-	-	-	-	-	-	-	121,169
Reporting, drafting, sampling, and analysis	-	-	-	-	-	12,251	1,630	-	-	-	13,881
Trenching	31,267	-	-	-		-	-	-	-		31,267
	1,216,317	166,324	12,309	36,603	3,501	162,537	16,640	50	2,591	5,885	1,622,757
Less:
Recovered exploration expenditures	(1,210,473)	-	-	(25,009)	(3,359)	-	-	(10,000)	-	-	(1,248,841)
Write-down of properties	-		-	-	-	-	-	-	(87,338)	-	(87,338)

Net additions	5,844	351,336	12,309	11,594	142	193,787	117,640	(9,950)	(84,747)	5,885	603,840

Foreign currency translation	(363)	-	(71)	-	-	-	-	-	-	(6,076)	(6,509)

Balance at September 30, 2020	$178,637	$351,336	$97,786	$260,569	$23,546	$1,627,078	$257,487	$(9,949)	$1,114,250	$424,821	$4,325,562

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

Horsethief (Nevada)

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

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$5,000,000 in exploration on the property over a 5.5-year period, with a minimum expenditure as below:

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

As of September 30, 2020, Hochschild had forwarded a total of $1,601,766 (US$1,200,814) for the Horsethief property. The Company held $83,070 (US$62,276) on behalf of Hochschild to be spent on the Horsethief property, which is recorded as restricted cash.

On November 20, 2020, Hochschild terminated the earn-in on the Horsethief project. Thus, the Company retains 100% interest in the Horsethief project.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

b)

Bellview (Nevada)

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

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$3,500,000 in exploration on the property over a 5.5-year period, with a minimum expenditure as below:

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

During the option period, Hochschild had forwarded a total of $124,502 (US$94,014) for the Bellview property.

On November 25, 2019, Hochschild terminated the earn-in on the Bellview project. Thus, the Company retains 100% interest in the Bellview project.

c)

BP

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the BP property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

c)

BP - continued

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$2,500,000 in exploration on the property over a 4.5-year period, with a minimum expenditure as below:

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

During the option period, Hochschild had forwarded a total of $179,343 (US$138,267) for the BP property.

On November 25, 2019, Hochschild terminated the earn-in on the BP project. Thus, the Company retains 100% interest in the BP project.

	September 30, 2020	September 30, 2019

Restricted cash & Funds held for optionee
Horsethief – Hochschild	$83,070	$29,546
	$83,070	$29,546

d)

Twin Canyon (Colorado)

On June 17, 2020, the Company acquired a lease of the Twin Canyon gold property in southwest Colorado under the following terms:

•

Make cash payments of US$26,000 ($34,681) to Myron Goldstein and US$32,000 ($42,685) to Jon Thorson (paid) and issue 250,000 shares to Myron Goldstein and 250,000 shares to Jon Thorson (shares issued);

•

500,000 shares on the date that is five business days following the date that the Company, directly or indirectly, stakes any mineral claims adjacent to the property (shares issued);

•

500,000 shares on the date that is five business days following the date that the Company enters into a joint venture, option or similar agreement with a third party in respect of the property; and

•

500,000 shares on the date that is five business days following the date that the Company, directly or indirectly, commence a drill program in respect of the property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

d)

Twin Canyon (Colorado) – continued

The Company agreed to assume the terms of Myron Goldstein and Jon Thorson commitments under the lease, namely the annual lease payments of US$15,000 for ten years, with the right to extend the lease for 2 additional terms of ten years each.  The original property owner has a 1.5% NSR on the property, two-thirds (1%) of which is purchasable at any time for US$1,000,000.  If annual NSR payments exceed US$20,000 in a given year, the Company will not have to make the annual US$15,000 lease payment for that year.

As of September 30, 2020, the Company had spent $351,336 on advancing this property, including the acquisition costs.

e)

Others – Ashby (Nevada)

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

During the year ended September 30, 2020, Nevada Canyon reimbursed the Company $3,359 which includes US$543 for the 2020 annual property claim fee and US$2,000 for the 2020 annual payment.

f)

Others – East Walker (Nevada)

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of September 30, 2020, the Company had spent $27,056 on advancing this property.

Canada

a)

Haldane (Yukon)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

a)

Haldane (Yukon) (continued)

•

make bonus share payments to Equity:

o

issue 250,000 shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

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

•

make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2020;

•

make cash payment of $25,000 and issue 150,000 shares to the Estate by April 12, 2021; and

•

make bonus share payments to the Estate as follows:

o

issue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

As of September 30, 2020, the Company had spent $1,627,078 on advancing this property, including the acquisition costs.

b)

KRL (British Columbia)

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

•

make cash payments of $5,000 by October 31, 2019 (paid) and a further $20,000 by January 1, 2020 (paid) and issue 100,000 shares (issued) to Kreft by September 30, 2019;

•

make cash payments of $50,000 (paid) and issue 200,000 shares (issued) to Kreft by September 30, 2020;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30,2021;

•

make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30,2022; and

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

b)

KRL (British Columbia) (continued)

•

make bonus share payments to Kreft as follows:

o

issue additional shares upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares; and

o

500,000 shares to be issued on the commencement of commercial production.

As of September 30, 2020, the Company had spent $257,487 on advancing this property, including the acquisition costs.

c)

Tim property (Yukon)

On January 24, 2020, the Company entered into an option agreement with a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) to explore the Tim property in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by (i) financing $3.55-million in exploration over five years and (ii) making scheduled cash payments totalling $275,000 over five years as follows.

Date/Period	Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000
On or before 3rd anniversary of the Class 1 Notification Date	$500,000	$50,000
On or before 4th anniversary of the Class 1 Notification Date	$1,000,000	$75,000
On or before 5th anniversary of the Class 1 Notification Date	$1,500,000	$100,000

(*) Class 1 Notification Date is December 16, 2020.

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as pay an additional $300,000 to the Company as follows:

Date/Period	Option Payment
On or before 6th anniversary of the Class 1 Notification Date	$100,000
On or before 7th anniversary of the Class 1 Notification Date	$100,000
On or before 8th anniversary of the Class 1 Notification Date	$100,000

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

d)

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

On June 10, 2008, the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon.  Almaden assigned the 2% NSR over any minerals produced from the property to Almadex.  Half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almadex 50,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property. During the year ended September 30, 2020, the Company dropped off Prospector Mountain property and wrot off $87,338.

As of September 30, 2020, the Company had spent $1,201,588 on advancing these properties.

Peru

On April 29, 2015, the Company acquired the Yanac property which is located in Chincha region of the Department of Ica, south-central Peru.

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

As of September 30, 2020, the Company had spent $424,821 on advancing this property.

Mexico

The Company holds a 1% Net Smelter Royalty on certain Mexican properties which is capped at $1,000,000.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

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

7.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2020, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2018, the Company:

i)

Issued 2,000,000 common shares to Equity at a price of $0.085 per share for a total consideration of $170,000 to pay for the Haldane property (see Note 5).

ii)

Issued common shares pursuant to the exercise of 155,000 finder’s warrants for cash proceeds of $15,500.

iii)

Issued 100,000 common shares to the Estate at a price of $0.12 per share for a total consideration of $12,000 to pay for the Haldane property (see Note 5).

iv)

Completed a non-brokered private placement on April 25, 2018 by issuing 5,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $500,000 and 2,500,000 flow-through shares (“FT Share”) at a price of $0.10 per FT Share for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24-month period at a price of $0.15. In connect with the financing, the Company paid $24,000 as a cash finder’s fee and issued 240,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.10 for a period of 24 months. The value of the finder’s warrants was determined to be $11,424 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $27,772 in connection with this financing.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

 Issued: – continued

During the year ended September 30, 2018, the Company: - continued

v)

Issued 100,000 common shares to Kreft at a price of $0.09 per share for a total consideration of $9,000 to pay for the KRL property (see Note 5).

During the year ended September 30, 2019, the Company:

vi)

Completed a non-brokered private placement on December 24, 2018 by issuing 5,000,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $250,000 and 10,203,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $612,200. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24-month period at a price of $0.10. In connection with the financing, the Company paid $50,760 as a cash finder’s fee and issued 887,250 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $30,078 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $102,034 and incurred additional share issue costs of $36,721 in connection with this financing.

vii)

Issued 125,000 common shares to the Estate at a price of $0.065 per share for a total consideration of $8,125 to pay for the Haldane property (see Note 5).

viii)

Completed a non-brokered private placement on July 9, 2019 by issuing 13,820,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $691,000 and 6,908,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $414,500. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.10. In connection with the financing, the Company paid $55,050 as a cash finder’s fee and issued 1,007,125 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $33,738 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $69,083 and incurred additional share issue costs of $56,659 in connection with this financing.

ix)

Issued 1,136,363 common shares to the Equity at a price of $0.066 per share for a total consideration of $75,000 to pay for the Haldane property (see Note 5).

x)

Issued 100,000 common shares to Kreft at a price of $0.065 per share for a total consideration of $6,500 to pay for the KRL property (see Note 5).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued: – continued

During the year ended September 30, 2020, the Company:

xi)

Completed a non-brokered private placement on February 25, 2020 by issuing 22,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $1,100,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.10. In connect with the financing, the Company paid $50,100 as a cash finder’s fee and issued 1,002,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $32,665 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $28,785 in connection with this financing.

xii)

Issued 125,000 common shares to the Estate at a price of $0.09 per share for a total consideration of $11,250 to pay for the Haldane property (see Note 5).

xiii)

Issued 500,000 common shares at a price of $0.085 per share for a total consideration of $42,500 and issued 500,000 common shares at a price of $0.13 per share for a total consideration of $65,000 to pay for the Twin Canyon property (see Note 5).

xiv)

Issued 200,000 common shares to Kreft at a price of $0.13 per share for a total consideration of $26,000 to pay for the KRL property (see Note 5).

xv)

Issued common shares pursuant to the exercise of 250,000 stock options, 1,203,025 finder’s warrants and 3,030,000 warrants for cash proceeds of $388,151.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2020 are summarized as follows:

Expiry date	Exercise price	September 30, 2019	Granted	Exercised	Expired / cancelled	September 30, 2020
April 29, 2020	$0.25	1,264,500	-	-	(1,264,500)	-
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	(25,000)	1,245,000
March 14, 2023	$0.10	850,000	-	-	(10,000)	840,000
July 30, 2024	$0.10	2,015,000	-	(250,000)	(40,000)	1,725,000
Options outstanding		5,499,500	-	(250,000)	(1,339,500)	3,910,000
Options exercisable		5,499,500	-	(250,000)	(1,339,500)	3,910,000
Weighted average exercise price		$0.15	$Nil	$0.10	$0.24	$0.12

As at September 30, 2020, the weighted average contractual remaining life of options is 2.55 years (September 30, 2019 – 2.93 years; September 30, 2018 – 2.81 years).  The weighted average fair value of stock options granted during the year ended September 30, 2020 was $Nil (2019 - $0.08; 2018 - $0.08).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Risk-free interest rate	n/a	1.25%	1.25%
Expected life	n/a	5 years	5 years
Expected volatility	n/a	175.27%	166.63%
Expected dividend yield	n/a	nil	nil

b)

Warrants

The continuity of warrants for the year ended September 30, 2020 is as follows:

Expiry date		Exercise price	September 30, 2019	Issued	Exercised	Expired	September 30, 2020
March 6, 2020		$0.20	2,500,000	-	-	(2,500,000)	-
March 8, 2020		$0.15	7,221,875	-	-	(7,221,875)	-
April 7, 2020		$0.15	3,255,000	-	-	(3,255,000)	-
April 25, 2020		$0.15	5,000,000	-	-	(5,000,000)	-
August 16, 2020		$0.20	892,857	-	-	(892,857)	-
December 24, 2020	(i) (ii)	$0.10	5,000,000	-	(600,000)	-	4,400,000
July 9, 2022	(i)	$0.10	13,820,000	-	(1,220,000)	-	12,600,000
February 23, 2023	(i)	$0.10	-	22,000,000	(1,210,000)		20,790,000
Outstanding			37,689,732	22,000,000	(3,030,000)	(18,869,732)	37,790,000
Weighted average exercise price			$0.13	$0.10	$0.10	$0.16	$0.10

(i) Subsequently, a total of 6,100,000 warrants were exercised.

(ii) Subsequently, 1,100,000 warrants expired unexercised.

As at September 30, 2020, the weighted average contractual remaining life of warrants is 1.94 years (September 30, 2019 – 1.44 years; September 30, 2018 – 1.48 years).

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants – continued

The continuity of warrants for the year ended September 30, 2018 is as follows:

Expiry date	Exercise price	September 30, 2017	Issued	Exercised	Expired	September 30, 2018
October 3, 2017	$0.40	687,000	-	-	(687,000)	-
October 9, 2017	$0.40	755,500	-	-	(755,500)	-
December 24, 2017	$1.00	300,000	-	-	(300,000)	-
April 29, 2018	$0.40	3,000,000	-	-	(3,000,000)	-
September 28, 2019	$0.20	1,200,000	-	-	-	1,200,000
March 6, 2020	$0.20	2,500,000	-	-	-	2,500,000
March 8, 2020	$0.15	7,221,875	-	-	-	7,221,875
April 7, 2020	$0.15	3,100,000	155,000	-	-	3,255,000
March 25, 2020	$0.15	-	5,000,000	-	-	5,000,000
August 16, 2020	$0.20	892,857	-	-	-	892,857
Outstanding		19,657,232	5,155,000	-	(4,742,500)	20,069,732
Weighted average exercise price		$0.23	$0.15	$Nil	$0.44	$0.16

c)

Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2020 is as follows:

Expiry date	Exercise price	September 30, 2019	Issued	Exercised	Expired	September 30, 2020
December 24, 2019	$0.05	887,250	-	-	(887,250)	-
April 25, 2020	$0.10	240,000	-	-	(240,000)	-
July 9, 2020	$0.05	1,007,125	-	(1,007,125)	-	-
August 16, 2020	$0.14	26,100	-	-	(26,100)	-
February 25, 2021	$0.05	-	1,002,000	(195,900)	-	806,100
Outstanding		2,160,475	1,002,000	(1,203,025)	(1,153,350)	806,100
Weighted average exercise price		$0.06	$0.05	$0.05	$0.06	$0.05

(i)

Subsequent to September 30, 2020, a total of 12,000 finder’s warrants were exercised.

As at September 30, 2020, the weighted average contractual remaining life of finder’s warrants is 0.41 years (September 30, 2019 – 0.53 years; September 30, 2018 – 1.60 years).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Risk-free interest rate	1.58%	1.92%	1.03%
Expected life	1 year	1 year	2 years
Expected volatility	110.77%	95.54%	88.91%
Expected dividend yield	nil	nil	nil

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2020
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 147,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 147,000
Rob Duncan, VP of Exploration	$ 25,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 25,000

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS - continued

For the year ended September 30, 2019
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 122,000	$ Nil	$ Nil	$ Nil	$ 24,150	$ 146,150
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,125	$ 20,125
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075
Mark T. Brown, Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 24,150	$ 24,150
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075

For the year ended September 30, 2018
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 120,000	$ Nil	$ Nil	$ Nil	$ 15,880	$ 135,880
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,940	$ 7,940
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
Mark T. Brown, Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 11,910	$ 11,910
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 3,970	$ 3,970

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2020	September 30, 2019	As at September 30, 2020	As at September 30, 2019
Amounts due to:
Jason Weber (a)	Consulting fee and share-based payment	$ 147,000	$ 146,150	$ Nil	$ 7,536
Rob Duncan (c)	Consulting fee	$ 25,000	$ Nil	$ Nil	$ Nil

Pacific Opportunity Capital Ltd. (b)	Accounting, financing and shareholder communication services	$ 228,530	$ 205,860	$ 217,337	$ 318,901
TOTAL:		$ 400,530	$ 352,010	$ 271,337	$ 326,437

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS - continued

(a)

During the year ended September 30, 2020, $62,564 was allocated to Horsethief project as project management fee.

(b)

The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company. During the year ended September 30, 2020, $58,303 was allocated to Horsethief project as project management fee.

(c)

Rob Duncan was appointed as VP of Exploration on August 1, 2020.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2020 were as follows:

•

As at September 30, 2020, a total of $71,225 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•

As at September 30, 2020, a total of $52,750 in share issue costs and a total of $12,000 in deferred financing costs were included in due to related parties;

•

As at September 30, 2020, a total of $1,695 in deferred financing costs was included in accounts payable and accrued liabilities;

•

The Company recorded $32,665 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed;

•

The Company recorded $144,750 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets;

•

The Company recorded $60,250 in share capital related to the reclassification of the fair values of stock options and finder’s warrants exercised from reserves; and

•

The Company recorded $26,094 in prepaid expenses related to exploration and evaluation assets.

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

•

The Company recorded $63,816 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed; and

•

The Company recorded $89,625 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

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

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	2020	2019
Non-current assets
USA	$911,875	$531,083
Peru	466,900	468,515
Canada	2,988,866	2,772,474
	$4,367,641	$3,772,072

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019

Loss before income taxes	$(1,056,142)	$(997,369)

Expected income tax recovery	$(287,000)	$(271,000)
Permanent differences	(5,000)	4,000
Share issue costs	(21,000)	(22,000)
Change in unrecognized deductible temporary differences	313,000	289,000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2020	Expiry Date Range	2019	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	2,132,000	No expiry date	2,500,000	No expiry date
Property and equipment	16,000	No expiry date	16,000	No expiry date
Share issue costs	216,000	2021 to 2024	230,000	2020 to 2023
Allowable capital losses	3,762,000	No expiry date	3,221,000	No expiry date
Non-capital losses available for future periods	17,205,000	2026 to 2040	16,122,000	2026 to 2039

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

12.

INCOME TAXES – continued

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2020, the Company has an obligation for future flow-through expenditures of $Nil (2019: $128,753).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $5,500.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2020, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

i)

Interest rate risk

As at September 30, 2020, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at September 30, 2020	Level 1	Level 2	Level 3	Total
Assets:
Cash	$278,993	$-	$-	$278,993
Restricted cash	83,070	-	-	83,070

As at September 30, 2019	Level 1	Level 2	Level 3	Total
Assets:
Cash	$322,984	$-	$-	$322,984
Restricted cash	29,546	-	-	29,546

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2019.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

16.

EVENTS AFTER THE REPORTING PERIOD

(a)

On October 9, 2020, the Company closed a financing for $1,035,500 (7,670,370 units) and $2,151,575 (13,881,130 flow through shares).  Each unit comprises one common share and one-half common share purchase warrant at $0.135 per unit. The warrant is valid for two years until October 9, 2022 and is exercisable at $0.20 to acquire one common share. The flow through shares were issued at $0.155 per share and the proceeds will be spent on qualifying exploration expenditures in the Yukon Territory.

Finders' fees of $199,868 in cash and 1,339,036 in finders' warrants were paid. Each finder’s warrant is exercisable into one common share at $0.135 until October 9, 2022.

(b)

On October 15, 2020, the Company granted 2,005,000 stock options to its directors, officers, employees and consultants at an exercise price of $0.14 for a period of five years.

(c)

Subsequently, the Company issued 6,112,000 common shares pursuant to the exercised warrants and finder’s warrants for cash proceeds of $610,600.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

Registrant

Dated: February 17, 2021	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer

