Form 20-F
period 2021-09-30
Alianza Minerals Ltd.
filed 2023-03-08
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Commission file number: 000-55193

Alianza Minerals Ltd.

(Formerly Tarsis Resources Ltd.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 410-325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Winnie Wong, Chief Financial Officer

410-325 Howe Street. Vancouver, BC V6C 1Z7, Canada

Phone: 604-687-3520 Ext 236          Email: wwong@pacificopportunity.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	N/A	None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 148,950,655 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Check whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Index to Exhibits on Page 102

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2021, 2020 and 2019 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2018 and 2017 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 9/30/21	Year Ended 9/30/20	Year Ended 9/30/19	Year Ended 9/30/18	Year Ended 9/30/17

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$0	$2	$7	$3	$1
Net Loss	($939)	($1,056)	($997)	($827)	($1,283)
Total Comprehensive Loss	($960)	($1,054)	($1,004)	($802)	($1,315)
Basic and Diluted Loss Per Share	($0.01)	($0.01)	($0.02)	($0.02)	($0.04)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares (000)	139,270	96,348	61,804	39,875	31,366
Working Capital (deficit)	$146	($66)	$29	($343)	($94)
Mineral Properties	$7,708	$4,326	$3,728	$2,701	$2,278
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$7,918	$4,301	$3,801	$2,956	$2,786
Total Assets	$8,380	$4,848	$4,495	$3,324	$2,941

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/21	$ 1.26	$ 1.29	$ 1.20	$ 1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25

Three Months Ended 12/31/21	$ 1.27	$ 1.29	$ 1.23	$ 1.28
Three Months Ended 9/30/20	1.26	1.29	1.23	1.27
Three Months Ended 6/30/20	1.23	1.26	1.20	1.24
Three Months Ended 3/31/20	1.27	1.28	1.24	1.26

Three Months Ended 12/31/20	$ 1.30	$ 1.34	$ 1.27	$ 1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36

Three Months Ended 3/31/20	1.36	1.45	1.30	1.41

Three Months Ended 12/31/19	$ 1.30	$ 1.33	$ !.30	$ !.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.33	1.35	1.30	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34

December 2021		$ 1.29	$ 1.27	$ 1.28
November 2021		1.28	1.24	1.28
October 2021		1.27	1.23	1.24
September 2021		1.28	1.25	1.27
August 2021		1.29	1.25	1.26
July 2021		1.28	1.23	1.25

The exchange rate was $1.28 on December 31, 2021.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2021. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2021, the end of the most recent fiscal quarter, there were 148,950,655 common shares and no preferred shares issued and outstanding.

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

History and Development of the Business

The Company was originally incorporated as a Capital Pool Company (“CPC”) under the policies of the TSX Venture Exchange and began trading on the TSX Venture Exchange on March 1, 2006 under the symbol "TCC".

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

During fiscal 2020, the Company released successful results of its 2019 drill program at Haldane and planned a follow-up drill program to begin in calendar 2020. This second drill program began in late-October 2020 and have returned encouraging silver values from the West Fault mineralization, including 8.72 meters true width averaging 311 g/t silver, 0.89% lead, and 1.13% zinc. A follow-up Phase Two drill program to test several targets on the property began in April 2021.

On June 15th, 2021, the Company and Cloudbreak Discovery PLC (“Cloudbreak”) entered into a Strategic Alliance to explore for Copper Projects in the Southwestern United States. The partners will identify, acquire and advance copper exploration projects with the intention to finding a partner to further the projects. The first project acquired by the partners is the Klondike Property in Colorado in July 2021. The second project is the Stateline Property in Colorado and Utah acquired in November 2021. Subsequently, the partners optioned the Klondike property to Allied Copper in December 2021 and the Stateline Property to Allied Copper in February 2022.

During fiscal 2021, the Company released the remaining drill results of its Phase 1 2020 drill program at Haldane and began its Phase II drill program in May 2021. Results from Phase II extended the West Fault structure. For the KRL property in British Columbia, the Company received its exploration permit which is valid into July 2026. For the Twin Canyon and Klondike properties, the Company reported results of its initial surface exploration programs.

In February 2022, the Company issued a Technical Report on the Haldane Property prepared by Equity Exploration Consultants Ltd.

Business Overview

The Company currently has interests in mineral exploration projects located in Colorado and Nevada, USA, the Yukon Territory and British Columbia, Canada, and Peru. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in Colorado and Nevada, USA, the Yukon Territory and British Columbia, Canada, and Peru. All of the Company's properties are currently at the exploration stage.

United States Properties

Colorado Properties

Twin Canyon Property

The Twin Canyon Property is a 450 hectare (1,100 acre) gold exploration project located in La Plata and Montezuma Counties in Southwest Colorado, approximately 20 kilometers from the town of Mancos.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

Under an agreement dated June 17, 2020, the Company acquired a lease on the property under the following terms:

•Make cash payments of US$26,000 ($34,681) to Myron Goldstein and US$32,000 ($42,685) to Jon Thorson (paid) and issue 250,000 common shares to Myron Goldstein and 250,000 common shares to Jon Thorson (shares issued);

•Issue 500,000 common shares five business days following the date the Company stakes any mineral claims adjacent to the property (shares issued);

•Issue 500,000 common shares five business days following the date the Company enters into a joint-venture, option or similar agreement with a third party in respect to the property; and

•Issue 500,000 common shares five business days following the date the Company commences a drill program in respect to the property.

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

In September 2020, the Company commenced a follow-up exploration program of detailed prospecting and geological mapping within areas of soil anomalies, expansion of the soil sampling campaign to cover the prospective host Junction Creek sandstone unit throughout the property, and detailed structural mapping to determine the primary controls focusing gold mineralization. The work identified an area of anomalous gold in rocks and soil measuring over 3000 meters in length corresponding to the Junction Creek sandstone and confirming its potential to host widespread gold mineralization. The next step is a drill program to test this anomalous area, and permitting of this drill program is underway.

Klondike Property

The Klondike Property is a 843 hectare (2,083 acre) copper exploration project located in San Miguel County in Southwest Colorado, approximately 25 kilometers south of Naturita, Colorado.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company originally staked the property for a 100% interest. In June 2021, the Company and Cloudbreak entered into the Strategic Alliance Agreement. Projects accepted into the Strategic Alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. The initial term of the Alliance Agreement is two years and may be extended for an additional two years. The Company and Cloudbreak agreed to accept the Klondike property as part of the Strategic Alliance.

In December 2021, the Strategic Alliance optioned the property to Allied Copper Corp. (“Allied”), a public company traded on the TSX Venture Exchange. Under the option agreement, Allied will:

•Incur an aggregate of CAD $4,750,000 in exploration expenditures on the property, with at least CAD $500,000 to be spent prior to the first anniversary of the closing date.

•Allied will issue 7,000,000 common shares and make an aggregate of CAD $400,000 in cash payments to the Alliance over a three-year period.

•Upon completion of these option agreement obligations, the Alliance will transfer 100% interest in the Klondike Property to Allied. Allied will also issue 3,000,000 warrants exercisable for a three-year term at a price equal to the 10-day VWAP of Allied’s common shares at the time of the issuance.

•The Alliance will retain a 2% net smelter royalty which is subject to a buy down provision where Allied may, at its discretion, repurchase half of the royalty for CAD $1,500,000 within 30 days of commercial production.

If Allied files on SEDAR an NI 43-101 technical report establishing the existence of a resource on any portion of the Klondike Property of at least 50,000,000 tonnes of either copper or copper equivalent at a minimum cut-off grade of 0.50% copper or copper equivalent and categorized as a combination of inferred resources, indicated resources and measured resources, then Allied will also issue a further 3,000,000 warrants exercisable for a three year term at a price equal to the 10-day VWAP of Allied’s common shares at the time of the issuance.

Property Geology

The property consists of 72 Bureau of Land Management (BLM) claims and a State of Colorado Exploration Permit with an exclusive right to a State Lease. It is road accessible year-round, traveling 2 km of gravel road from paved highway, approximately 25 kilometers south of Naturita, Colorado. The property covers a Paradox basin sedimentary package with favorable stratigraphy known to host sediment-hosted copper deposits within the emerging Paradox copper belt,

Previous and Current Exploration

The district contains numerous historical copper occurrences which have been explored using modern exploration methods as documented copper exploration ceased in the 1960’s and uranium exploration was conducted in the 1970’s. Copper mineralization occurs in bleached and altered, porous and permeable, sandstone units adjacent to small graben-bounding normal faults. Copper mineralization in outcrop includes malachite, azurite, chalcocite and black copper oxides. Surface sampling of mineralized outcrops along the graben faults has yielded assay results up to 6.3% copper and 23.3 g/t silver. Eleven of 15 samples reported from a limited historical prospecting and mapping program returned assays ranging from 0.12 to 6.3% copper and below detection to 85.4 g/t silver. Additionally, disseminated copper-silver mineralization has also been identified in outcropping sandstones of Jurassic and Permian age.

Three multi-kilometer scale copper-mineralized target areas have been identified known as the West Graben, East Graben and Northeast Fault targets. The Alliance completed a reconnaissance program consisting of mapping, stream sediment sampling and rock sampling to help define drill targets at the West Graben Fault and East Graben Fault targets. Rock sampling and mapping successfully expanded the footprint of both targets and identified the third target area, the Northeast Fault. Sampling at the Northeast Fault returned 1.56% copper and 1.4 grams per tonne (“g/t”) silver over a 4.6 meter chip sample of bleached, bitumen spotted and altered Jurassic sandstones of the Saltwash member of the Morrison Formation.

Copper mineralized sandstones at the Northeast Fault target can be traced along the fault and outboard from it into the adjacent sandstones over an area 200 meters long by 100 meters wide before becoming obscured beneath gravel cover. Further anomalous copper was encountered over one kilometer to the northwest where the structure and host strata next appear from beneath the same gravel cover.

Additional exploration designed to prepare for a drill program will be funded by Allied in 2022,

Stateline Property

The Stateline Property is a 148 hectare (365 acre) copper exploration project located in San Miguel County, Colorado and San Juan County, Utah, approximately 40 kilometers southwest of Naturita, Colorado.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The property was acquired by the Strategic Alliance on a 50/50 basis between the Company and Cloudbreak from local prospectors in November 2021 for a US$20,000 cash payment and a further US$40,000 in the form of either cash and/or shares.

In February 2022, the property was optioned to Allied Copper who can earn a 100% interest in the property under the following terms.

•Allied will spend an aggregate of CAD $3,750,000 in exploration expenditures on the property over a three-year period, with at least CAD $500,000 being spent prior to the first anniversary of the closing date;

•Allied will Issue 4,250,000 common shares over a three-year period of which 500,000 are due on closing; and

•Make an aggregate of CAD $315,000 in cash payments to the Alliance of which $40,000 will be paid shortly and with a further $50,000 due on closing.

•The Alliance will retain a 2% net smelter royalty which is not subject to a buy down provision.

All payments by Allied will be split between the Company and Cloudbreak on a 50/50 basis.

If Allied acquires additional mineral tenures within the Area of Interest (the “AOI”), it will issue the Alliance additional common shares on a sliding scale that is proportional to the area of the acquired mineral tenures. Conversely, if the Alliance acquires mineral tenures within the AOI, it will first offer them to Allied and be compensated on that same sliding scale, should Allied choose to acquire them.

Property Geology

The Stateline project is located approximately 40 kilometers southwest of Naturita, Colorado, covering the state boundary between Utah and Colorado at the southeast end of the Lisbon Valley. The property consists of 22 Federal mineral claims administered by the Bureau of Land Management (BLM). The project is road accessible year-round, via a network of roads, including those supporting access to the nearby active copper mining operations of the Lisbon Valley Mining Complex (“LVMC”), as the property’s underlying claims were once part of the LVMC claim package. The property lies within the Paradox Copper Belt where there are numerous historical copper occurrences that have been identified, but many of these have not been explored using modern exploration techniques.

The property lies adjacent to a northwest trending graben bounding fault near the southeast terminus of the Paradox Basin salt-cored anticline in a similar structural and stratigraphic setting as the LVMC. Copper mineralization occurs in bleached and altered, permeable sandstone units adjacent to the faults. Copper mineralization in outcrop includes malachite, azurite, chalcocite and black copper oxides.

Previous and Current Exploration

Historical surface sampling of mineralized outcrops has yielded assay results up to 1.6% copper and 1.7 g/t silver and 0.45% copper and 2.1 g/t silver. Disseminated copper-silver mineralization has also been identified in several outcropping sandstones in other stratigraphic positions. Both styles of mineralization will be investigated in upcoming work programs with the goal of refining drill targets in these units. The mineralization noted to date is interpreted to be the southeast extension of the Flying Diamond mineralization, which is a current target of interest associated with the Lisbon Valley Mining Complex. Initial exploration will include detailed geological mapping, soil and rock sampling, and geophysics.

Under the terms of the option agreement, Allied will fund exploration work on the property.

Sinbad Property

The Sinbad property in Colorado was acquired by the Company via staking for a 100% interest in 2021. The property was presented to Cloudbreak for review under the Strategic Alliance but was not accepted. Cloudbreak agreed to reimburse the Company $10,078 for the amounts spent on obtaining this property.

During the year ended September 30, 2021, the Company dropped the Sinbad property and wrote off acquisition costs of $8,469.

Nevada Properties

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

On November 20, 2020, Hochschild terminated the earn-in on the Horsethief project and the Company retains its 100% interest in the Horsethief project.

The exploration target at Horsethief is sediment-hosted (Carlin-style) gold mineralization. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops and shallow drilling. Historic drilling, generally 100 meters or less in depth, returned multiple intervals of gold mineralization including 13.7 meters averaging 1.2 g/t gold and 39.6 meters averaging 0.79 g/t gold with four holes terminating in mineralization. Subsequent geophysical surveys (Induced Polarization chargeability and resistivity) indicate that stratigraphy and potentially mineralized targets dip to the east under the volcanic cover and below the extent of prior drilling. Work by prior operators included sampling hematite-rich jasperoid breccia outcrops. Drilling of 4,200 meters of rotary drilling in 1984 by a prior operator reported numerous shallow sub-gram gold intervals over tens of meters.

The primary targets on the property include:

Horsethief North – A large jasperoid breccia exposure, 900 by 150 meters in size, at the contact of carbonate rocks and overlying volcanic rocks. A surface rock sample assayed 21.94 g/t gold. Three historic drill holes ended in mineralization at shallow depths and one hole intersected 39.6 m of 0.79 g/t gold. Mineralized targets potentially exist at depths below 100 meters as evidenced by silicified collapse breccias and “terra rosa” soils corresponding to recessive-weathering karst breccias occurring at stratigraphic levels below previous drilling. These paleo-karst features may provide important conduits and traps for hosting gold mineralization.

Thoroughbred – This area is located 250 meters south of the Horsethief North and may be an extension of that target. It consists of jasperoid on surface overlying a buried 500-metre diameter chargeability high anomaly. This area exhibits a high degree of structural complexity. One historic hole tested this target to a depth of 52 meters but would not have tested the IP chargeability anomaly at depth.

Horsethief South

The Southern Jasperoid target is a historically drilled surface expression of silicified collapse and jasperoid breccias which have returned gold values up to 1.06g/t from surface grab samples. One historic drill hole returned 13.7 meters averaging 1.22 g/t gold. Alianza geologists have also identified jasperoid replacing limestone beds, decarbonatization alteration, favourable structural preparation and paleo-karst features that may be effective conduits and traps for gold bearing fluids below the depths of prior drilling.

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

During the year ended September 30, 2021, Nevada Canyon reimbursed the Company $3,196 which includes US$543 for the 2020 annual property claim fee and US$2,000 for the 2020 annual payment.

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

Under the first agreement dated March 2, 2018, the Company agreed to purchase a 100% interest in 388 claims totaling 7,665 hectares from Equity Exploration Consultants Ltd. (“Equity”) by issuing shares and cash payments to Equity under the following schedule:

•issuing to Equity, 2 million shares of Alianza upon receipt of TSX-V approval (shares issued);

•making two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019 (paid);

•making a final $100,000 payment in cash or by issuing the number of shares of equivalent value at Alianza’s election, on June 30, 2019 ($25,000 cash paid and $75,000 of shares issued); and

•by making the following bonus share payments to Equity:

oissuing Equity 250,000 shares of Alianza upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects) of 5 millon oz silver-equivalent at 500 g/t silver-equivalent;

oissuing Equity 500,000 shares of Alianza upon the decision to commence construction of a mine or processing plant on any part of the Haldane Property.

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

Under the second acquisition agreement dated April 12, 2018, the agreed to purchase a 100% interest in 44 claims totaling 914 hectares contiguous to the claims in the first acquisition agreement from the estate of Yukon prospector John Peter Ross (the “Estate”) by issuing shares and making cash payments under the following schedule:

•issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2019;

•make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2020;

•make cash payment of $25,000 and issue 150,000 shares to the Estate by April 12, 2021; and

•make bonus share payments to the Estate as follows:

oissue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

Location and Access

The property consists of 432 contiguous quartz mineral claims for a total of 8,579 hectares located 25 kilometers west of Keno City along the Silver Trail highway between Mayo and Keno City. The property is within 5 kilometers from the highway, and primary access is via a four-wheel drive road. The location is within the historic Keno Hill mining district, which has produced silver for over 100 years.

Hydro-electric power is generated at Mayo Lake, 15 km south of the property, and a power line follows Highway 11 to the Keno Hill mining district, passing a few kilometers east of the property. Mayo, with a population of approximately 500 people, is the local supply center and a local airport with scheduled air service from Whitehorse. Travel time to Whitehorse by road is approximately 4 1/2 hours via Yukon Highways 11 and 2.

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

The most recent work on the property was completed by the Equity Exploration Consultants Inc (the property vendor) in 2010 and 2011 on behalf of an optionor. Work included upgrading the road access to the property, mapping, prospecting, soil geochemical sampling and 1800 meters of diamond drilling in two phases. This drilling extended the mineralization associated with the historic Johnson and Middlecoff zones, intersecting wide, strong structures. However, the extremely broken and strongly oxidized nature of the mineralized zones resulted in poor recoveries and limited remnant sulphide minerals potentially affecting the reliability of the assay results. Management believes that with an appropriate drill budget, larger diameter coring and testing lower parts of the system where the oxidation does not run as deep will lead to better recoveries and silver-lead-zinc concentrations in assays.

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

The final two holes were drilled in the Middlecoff Zone of the Mt Haldane Vein System. Hole HLD19-16 totaled 187 meters and was drilled -60° at 085°. Hole HLD19-17 totaled 200 meters and was drilled -70° at 090°. Both holes targeted the Middlecoff Zone along strike from a high-grade silver-bearing vein which returned an average of 775 g/t Ag in a series of 17 historic chip samples averaging 1.0 meter wide over 13.7 meters of strike. Hole HLD19-16 targeted this zone along a shallow plunge and intersected significant mineralization in the Middlecoff Zone from 110.30 to 125.00 meters downhole, crossing at least three mineralized vein-faults; from 110.30 to 112.76 meters, from 115.46 to 117.70 meters, and from 120.55 to 122.57 meters.

The zones consist of strongly oxidized, fractured and broken core with fault gouge and little remnant sulphide. Between these structures, the core is altered and mineralized with galena present in veins where preserved. Of note is the uppermost intersection within the Middlecoff zone which included a 0.35 metre section of 996 g/t silver and 1.486 g/t gold. This mineralization was marked by elevated gold-copper-antimony-arsenic values in contrast to the other intersections downhole which are lower in these elements. Further downhole, two additional mineralized structures were also intersected from 133.00 to 133.40 meters and 153.55 to 156.00 meters in Footwall Veins.

Results from Drill Holes HLD19-16 and HLD19-17 in the Middlecoff Zone are contained in the following table:

Drill Hole	From (m)	To (m)	Core Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Target	% Core Recovery
HLD19-16	110.30	112.76	2.46	0.458	211.1	5.45	3.37	Middlecoff	77
includes	111.35	111.70	0.35	1.486	996.0	28.35	0.53		67
HLD19-16	114.34	125.00	10.66	0.074	125.6	1.27	0.47	Middlecoff	89
includes	114.34	117.70	3.36	0.208	155.8	3.64	0.99		96
and	121.55	125.00	3.45	0.014	205.7	0.17	0.24		91
includes	121.55	122.57	1.02	0.015	455.0	0.39	0.51		82
HLD19-16	133.00	133.35	0.35	0.008	187.0	0.24	0.29	Footwall	73
HLD19-16	154.25	156.40	2.15	0.055	42.7	0.15	1.24	Footwall	86
HLD19-17	125.00	129.00	4.00	0.132	58.3	1.29	0.28	Middlecoff	98
HLD19-17	130.90	133.15	2.25	0.015	9.4	0.06	0.72	Middlecoff	92
HLD19-17	155.60	160.00	4.40	0.148	56.2	0.38	0.36	Footwall	84
includes	159.00	160.00	1.00	0.129	180.0	0.94	0.50		8

HLD19-17 targeted the Middlecoff Zone at approximately a -70° south plunge, 30-35 meters below the high-grade zone and 25 meters down dip from HLD19-16. This hole intersected a geologically similar section below the Ewing fault, but structures and veins are not as well-developed as in hole HLD19-16, with the vein-faults intersected between 125.00 and 133.15 meters. This may suggest the dominant control has a shallower plunge as seen in HLD19-16. In addition to this mineralization, there is a zone down hole that occurs in a strongly faulted, altered and mineralized section from 148.0 to 160.0 meters, that appears to correlate with the lower zone “Footwall Vein” in HLD19-16. This zone featured an intersection of 180.0 g/t silver and 0.129 g/t gold over 1.00 metre. Like the intersections in HLD19-16, the vein-fault zones consist of strongly oxidized, fractured and broken core with fault gouge and little remnant sulphide.

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

The drill rig was winterized and remained on site to facilitate the start-up of the second phase of drilling 2021 to systematically follow up on the 2020 results which will include testing along strike and down dip to define possible high-grade shoots. Crews arrived on site in April and drilling commenced in May 2021. Drilling was focused on the West Fault target to follow up the results of the 2020 drilling on this target by testing in 50-meter step-outs to the south along strike and down dip.

Drilling was completed in July 2021. A total of six holes were drilled totaling 1,576.4 meters. Five holes reached target depth, intersecting the West Fault structure and associated splays. Significant results from those five holes are contained in the following table:

Hole	From (m)	To (m)	Core Length (m)	Estimated True Width (m)(1)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver-Equivalent (g/t)(2)
HLD21-23	211.1	211.4	0.3(3)	0.18	145	0.53	0.30	19.3	925.6
HLD21-24	265.86	271.1	5.24 (3)	3.14	1,351	0.08	2.43	2.91	1,542
Including	269.0	271.1	2.10	1.26	3,267	0.11	5.80	7.02	3,720
HLD21-25	293.44	300.27	6.83	4.27	363.4	0.14	1.73	2.80	534.2
Including	295.80	297.40	1.60	1.00	1,107	0.16	6.98	3.97	1,485
HLD21-26	270.41	275.5	5.09(3)	3.05	205	0.11	1.20	3.13	369
Including	270.41	270.96	0.55	0.33	437	0.04	9.99	16.9	1,383
HLD21-27	225.00	233.00	8.00(3)	4.80	81.4	0.03	0.16	0.65	113
Including	225.00	225.62	0.62	0.37	342	0.06	0.37	0.49	376

(1)

True width of the vein and breccia mineralization is estimated to be 50-70% of the core length intersection with the exception of HLD21-25 where precise measurements of vein contact angles yields 62.5% of the core length intersection. A value of 60% is used for the purposes of reporting HLD21-23, 24, 26 and 27, and 62.5% for HLD21-25.

(2)

Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

(3)

Core recovery is estimated at 70-75% for HLD21-24 and 25, with the exception of a 0.80 meter section of HLD21-24 where recovery was zero. A value of zero was assigned to silver, gold, lead and zinc for the section of zero core recovery for the purposes of composite interval calculations. Core recovery is estimated at 46% for HLD21-23, 69% for HLD21-26 and 94% for HLD21-27 over the reported intervals.

HLD21-25 intersected the West Fault structure at 291.5 m over a core length of 13.38 m (estimated true width of 8.36 m), averaging 220.5 g/t Ag (325.0 g/t silver-equivalent). Strong siderite/sulphide breccia and veining was intersected at 293.44 m returning a 6.83 m (4.27 m estimated true width) intersection of 363.4 g/t silver (534.2 g/t silver-equivalent). The highest grade interval of 1.6 m (1.00 m estimated true width) of 1,107 g/t silver, 3.97% lead and 3.97% zinc (1,485 g/t silver-equivalent) consisted of very strong siderite-galena-sphalerite with trace tetrahedrite in veins and breccia. Siderite/sulphide veining is bounded on both sides by zones of clay-gouge with elevated silver content.

The West Fault intersection in HLD21-25 occurs approximately 25 meters uphole from where the target was modelled to occur and it is now believed that the West Fault is a complex of faults and splays rather than a single discreet fault structure. Narrow structures hosting siderite-galena-sphalerite veins have been intersected above the West Fault mineralization in previous holes (HLD20-19, HLD21-24) and are now thought to represent the upper splay of the West Fault, now referred to as WF2. The WF1 structure, host to the high-grade silver mineralization previously released in hole HLD20-19 and HLD21- 24, looks to weaken to down dip to the northwest, perhaps stepping over to the WF2 splay in this direction. HLD21-22 and -23 were drilled to test mineralization 50 meters on strike of HLD20-19 to the southwest. HLD21-22 was lost in a fault at 116.70 meters depth. HLD21-23 successfully intersected the West Fault Vein (WF1); however, recent remobilization of the fault is interpreted to have cut the vein mineralization off, yielding a 30 cm intersection of 145 g/t silver, 0.529 g/t gold, 0.30% lead and 19.3 % Zn (925.6 g/t Ag-equivalent). It appears that some of the intersection may have been lost as the footwall contact consists of rubble and gouge.

HLD21-26 intersected the West Fault structure at 268.43 m over a core length of 15.42 m (estimated true width of 9.25 m). Strong siderite/sulphide breccia and veining was intersected at 270.41 m returning a 5.09 m (3.05 m estimated true width) intersection of 205 g/t silver (369 g/t silver-equivalent). The highest-grade interval of 0.55 m (0.33 m estimated true width) of 437 g/t silver, 9.99% lead and 16.9% zinc (1,383 g/t silver-equivalent) consisted of very strong siderite-galena-sphalerite with trace tetrahedrite in veins and breccia. Siderite/sulphide veining is bounded on both sides by zones of clay-gouge with elevated silver content.

HLD21-27 intersected the West Fault structure at 222.40 m over a core length of 16.75m (estimated true width of 10.05 m). Strong siderite vein and vein breccia with banding open-space fill textures was intersected at 225.00 m, returning an 8.00 m (4.80 m estimated true width) intersection of weakly mineralized material grading 81.4 g/t silver (113 g/t silver-equivalent). This intersection expanded vein mineralization at the West Fault 50 m to the northeast along strike from HLD20-19 that intersected 8.30 m (4.48 m estimated true width) of 444 g/t silver (554 g/t silver-equivalent). Although the vein and vein breccia was wide and consisted of textures associated with productive mineralization, it was moderately to strongly oxidized with remnant sulphides occurring predominantly as disseminated blebs indicating a lower overall original galena and sphalerite content.

Holes HLD21-26 and -27 intersected the upper WF2 vein. The current interpretation is that a “step over” from the WF1 vein to the WF2 occurs in the vicinity of the HLD21-24 and -25, where the width and grade of the vein is the strongest. The orientation of the step over is not definitive, but one possibility is that it plunges steeply to the southwest in the plane of the West Fault Complex and high-grade shoot geometries could also be aligned in this direction. Our current level of understanding indicates that stepping out along strike to the southwest and down dip along the structure from HLD21-24 and -25, where our highest grades and thicknesses of veining to date have been intersected, is most prospective. However, the possibility still remains that stronger mineralization may redevelop along strike to the northeast of HLD21-26, and -27 where in excess of 350 m of structure remains open.

The West Fault Complex is traced for over 650 meters and can be interpreted to extend to 1.1 kilometers in length before merging with the 2.2 kilometer-long Main Zone structure. Drill testing to date covers only a fraction of the West Fault Complex target. Silver mineralization has now been intersected in nine holes that pierce the WF1 and WF2 veins over 90 meters of dip direction and 100 meters of strike direction. The West Fault Complex is one of four high-priority silver-lead-zinc-bearing vein drill targets at Haldane.

All samples were analyzed by 33 element four acid digestion ICP-MS methods at ALS Canada Ltd. Sample preparation was completed in Whitehorse, Yukon and geochemical analyses were performed in Vancouver, British Columbia. Samples with over limit silver and gold were re-analyzed using a 30- gram fire assay fusion with a gravimetric finish. Over-limit lead and zinc samples were analyzed by four acid digestion and atomic absorption spectrometry. All results have passed the QA/QC screening by the lab Equity Exploration Consultants Ltd, of Vancouver BC is executing and managing the Haldane Project. Equity utilized a quality control and quality assurance protocol for the drill core sampling, including blank, duplicate, and standard reference samples.

The Haldane property has potential to host Ag-Pb-Zn mineralization that is similar to the nearby ore bodies in the Keno Hill silver mining district. Both the West Fault and Middlecoff zones are open to depth and along strike in both directions. The mineralization is typical of the Keno Hill mining camp, hosted by complex vein-faults with strong structural and lithological controls. Vein-faults show evidence of multiple fault movements and mineralizing events that may be conducive to forming larger mineralized bodies.

The property has several other silver-lead-zinc prospects beyond the drilled targets. These include vein-fault showings within the MHVS north of Bighorn Creek at the Johnson Adit area, the Main Zone, and other vein-faults sampled at surface like those at Johnson South. The area is largely covered by heavy talus hindering prospecting and soil sampling surveys. This talus also creates difficult drilling conditions resulting in several drill holes not reaching target depth in the Main Zone area. Geochemical and geological targets based on the Company’s exploration work exist in the north and east parts of the property, such as the North Star anomaly and Strebchuk Showing and these should be advanced through detailed mapping in conjunction with rock sampling and fill-in soil geochemical surveys. There are also a couple soil anomalies west of the Bighorn Anomaly that should be followed up with prospecting, geological mapping, and/or infill soil sampling. Additional follow-up work could be done on Pb-Zn-Ag mineralization that was defined through historical exploration on the on Sn-W showings on the east slopes of Mt Haldane.

Additional diamond drilling is recommended for the property and should focus on expanding the mineralization at the West Fault and the Middlecoff Zone. The drilling phase of the program is estimated to cost $2 million. Additional work is outlined to advance the numerous other showings on the property but has not been included in the current budget.

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

Coeur is funding exploration at Tim. A 2020 exploration program was planned to target high-grade silver-lead-zinc Carbonate Replacement Mineralization (“CRM”) similar to that occurring at Coeur’s producing Silvertip Mine located 12 kilometers south of the Tim property. The required Class I permit was not received until late in 2020. Therefore, the program was deferred and commenced in May 2021.

The 2021 exploration program at Tim targeted high-grade silver-lead-zinc Carbonate Replacement Mineralization (“CRM”), similar to that found at Coeur’s Silvertip operation. The program consisted of a SkyTEM airborne geophysical survey followed up by groundwork The SkyTEM airborne geophysical survey collected magnetic and resistivity data over the concessions to help identify and delineate structural features on the property and identified several conductors that appear to correlate with oxidized silver-bearing mineralization encountered in historic trenching programs by previous operators. Re-opening of the historic trenches in 2021 exposed oxidized material thought to be related to carbonate replacement mineralization, similar in nature to silver-bearing mineralization seen elsewhere in the region. Analytical results from trench samples are pending. In total, 1,298 soil samples, 38 rock chip and grab samples from the historic trenches, and 4 rock grab samples from regional reconnaissance were collected during the program.

Results of the groundwork will guide the next phase of exploration including identifying drill targets.

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

How Acquired

The Company optioned the KRL property from Bernie Kreft (“Kreft”) for the following consideration:

•make cash payments of $10,000 (paid) and issue 100,000 shares to Kreft upon receipt of TSX-Venture approval (issued);

•make cash payments of $15,000 to Kreft by October 15, 2018 (paid);

•make cash payments of $5,000 by October 31, 2019 (paid) and a further $20,000 by January 1, 2020 (paid) and issue 100,000 shares (issued) to Kreft by September 30, 2019;

•make cash payments of $50,000 (paid) and issue 200,000 shares (issued) to Kreft by September 30, 2020;

•make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30, 2021;

•make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30, 2022;

•make bonus share payments to Kreft as follows:

oissue additional shares upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares;

o500,000 shares to be issued on the commencement of commercial production.

Location and Access

The Property is located near the junction of McLymont Creek and the Iskut River, adjacent to Aben Resources’ Forrest Kerr Gold project and approximately 5 kilometers from the McLymont Creek and Forrest Kerr power generation plants and 23 kilometers northwest of the formerly producing Eskay Creek Mine. Road access exists less than 2 km from the property boundary.

Regional and Property Geology

The KRL Property is situated in the historic Golden Triangle mining district of northwest British Columbia, which is located east of the southern portion of the Alaska panhandle. The geology of the Golden Triangle is complex and not yet well understood, with several types of deposits known to occur. KRL host s swarm gold bearing quartz veins exposed in the alpine slopes east of McLymont Creek near its junction with the Iskut River. The quartz veins ranged up to 1.0 metre in width, dip steeply to the north and strike northwesterly, with the largest vein exposed for a distance of sixty meters along strike. Mineralization includes pyrite, chalcopyrite and visible gold with narrow channel samples returning up to 248.1 g/t Au. Soil sampling encountered several scattered anomalies. Magnetometer and VLF-EM surveying delineated a number of localized magnetic anomalies and a large number of VLF-EM anomalies.

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

The 2019 exploration program began in August 2019. Exploration investigated areas west and north of known mineralization, which is largely located above treeline. Prospecting, mapping and soil geochemical sampling will targeted prospective areas, especially where overburden and vegetation may obscure mineralization. This work was designed to provide context and guide further exploration. The 2019 program identified additional high-grade gold-bearing quartz veins approximately 100 meters southeast of the main showing area, returning 9.2 g/t and 35.7 g/t gold from grab and locally-derived float samples. Importantly, these veins may be part of a zone which may be as much as 800 meters in length and 40 meters wide.

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

In 2020, a follow-up program was planned, including detailed mapping of the identified corridor to assess the potential for additional gold veins and to prioritize targets for drilling which would make the property more attractive for potential partners. Due to the COVID-19 Pandemic, the Company deferred the exploration program.

In July 2021 the Company received a Multi-Year Area-Based (MYAB) Mines Act Permit for exploration activities at the KRL Project from the British Columbia Ministry of Mines, Energy and Low Carbon Innovation. This Permit allows for activities including trenching and diamond drilling to be conducted at KRL until July 5, 2026.

Management is actively seeking a partner to conduct an exploration program on the property.

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

The Company has recently acquired additional data from drilling completed in 2005. This program was a five-hole reverse circulation drill program totaling 1,135 meters under a joint-venture between the Japan Oil, Gas, and Metals Corporation (JOGMEC) and Phelps Dodge. One hole from the 2005 program returned 232 meters averaging 0.23% Cu and 0.015% Mo. Interrogation of the detailed drill log reveals that this hole was drilled largely within phyllic altered rocks leaving the enticing possibility that the potassic core of the system has not been properly tested. The data from the program will be further evaluated and incorporated into the existing database to target follow up drilling.

The Company is is actively seeking a partner to conduct the next phase of drilling at Yanac, testing the observed porphyry system at surface and potential extension to depth.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.27 on September 30, 2021.

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

Results of Operations

Year Ended September 30, 2021 vs. Year Ended September 30, 2020

During the year ended September 30, 2021, the Company completed the Phase II drill program at Haldane, and received its exploration permit on the KRL Property in British Columbia. In the United States, the Company entered into the Strategic Alliance with Cloudbreak and acquired the Klondike Property under the Alliance.

The comprehensive loss for the year ended September 30, 2021 was ($939,124), or ($0.01) per share, compared to a net loss of ($1,053,762), or ($0.01) per share, for the year ended September 30, 2020.

In the current year, expenses totaled $1,256,900, which was an increase of $288,735 compared to expenses of $968,165 for the year ended September 30, 2020. Significant changes occurred in property investigation expenses, which rose to $53,953 from $9,965 as management reviewed new properties for possible acquisition; Wages, benefits and consulting fees, which increased to $193,848 from $113,703; Accounting and legal fees rose to $207,000 from $196,373; Investor relations and shareholder information, which fell to $517,551 from $550,196; Office expenses declined to $13,469 from $19,134; Transfer agent, listing and filing fee rose to $47,721 from $41,775; and travel declined to $3,054 from $18,879. Share-based payments were $202,304 from $Nil in the prior year as the Company issued stock options in the current year.

Interest income and other income was $1,187 compared to $1,888 in the prior year. Foreign exchange loss increased to ($24,618) from ($23,788) due to less favorable exchange rates. Write-down of exploration and evaluation assets was ($8,469) compared to ($87,338). Flow-through share premium recovery, which is related to the expenditure of funds on qualifying property exploration raised through the earlier sale of flow-through common shares, was $349,676 compared to $21,459 in the prior year.

Other comprehensive loss included a loss on exchange difference arising on the translation of foreign subsidiary of ($20,694) compared to a gain of $2,380 in the prior year.

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

In the current year, expenses totaled $968,165, which was an increase of $369,725 compared to expenses of $598,440 for the year ended September 30, 2019. Significant changes occurred in investor relations, which rose to $550,196 from $83,654 as the Company increased its efforts to raise investor awareness; Accounting and legal fees rose to $196,373 from $138,690; Property investigation expenses increased to $9,965 from $1,592; Travel rose to $18,879 from $8,470; Transfer agent, listing and filing fees rose to $41,775 from $23,457; Depreciation declined to $140 from $412; and wages, benefits, and consulting fees declined to $113,703 from $143,106. Share-based payments were $Nil compared to $162,208 in the prior year as the Company issued no stock options in the current year.

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

Liquidity and Capital Resources

The Company had working capital at September 30, 2021 of $145,516, including cash of $412,676. Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2022, and planned property expenditures will depend on the Company’s working capital position.

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

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds
Fiscal 2017	Private Placement	5,000,000	$ 0.125	$ 625,000
	Private Placement	1,785,715	0.14	250,000
	Exercise of Finder’s Warrants	221,875	0.10	22,188

Fiscal 2018	Acquisition of Mineral Property	2,000,000	$ 0.085	$ 170,000
	Acquisition of Mineral Property	100,000	0.12	12,000
	Acquisition of Mineral Property	100,000	0.09	9,000
	Private Placement	7,500,000	0.10	750,000
	Exercise of Finder’s Warrants	155,000	0.10	15,500

Fiscal 2019	Acquisition of Mineral Property	225,000	$ 0.085	$ 14,625
	Acquisition of Mineral Property	1,136,363	0.066	75,000
	Flow-through Private Placements	17,111,666	0.06	1,026,500
	Private Placements	18,820,000	0.05	941,000

Fiscal 2020	Acquisition of Mineral Property	125,000	$ 0.09	$ 11,250
	Acquisition of Mineral Property	500,000	0.085	42,500
	Acquisition of Mineral Properties	700,000	0.13	91,000
	Private Placement	22,000,000	0.05	1,100,000
	Exercise of Options	250,000	0.10	25,000
	Exercise of Warrants	3,030,000	0.10	303,000
	Exercise of Finder’s Warrants	1,203,025	0.05	60,151

Fiscal 2021	Acquisition of Mineral Property	150,000	0.11	$ 16,500
	Acquisition of Mineral Property	200,000	0.065	13,000
	Private Placement	7,670,370	0.135	1,035,500
	Private Placement – Flow-through	13,881,130	0.155	2,151,575
	Private Placement – Flow-through	10,510,333	0.12	1,261,240
	Exercise of Warrants	6,240,000	0.10	624,000
	Exercise of Finder’s Warrants	56,100	0.05	2,805

Year Ended September 30, 2021

At the end of the fiscal year ended September 30, 2021, the Company had working capital of $145,516 compared to a working capital deficit of ($66,197) as of September 30, 2020. During the fiscal year ended September 30, 2021, Operating Activities used cash of ($1,338,738), including the net loss of ($939,124).

Items not affecting cash include flow-through share premium recovery related to the qualifying exploration expenditures funded by the flow-through common shares was ($349,676), write-down of exploration and evaluation assets of $8,469, and share-based payments of $202,304 related to the issuance of stock options. Changes in non-working capital items include an increase in receivables of ($30,622); increase due from alliance partner of ($126,047); increase in VAT receivables of ($1,102); a decrease in prepaid expenses of $53,109; a decrease in accounts payable and accrued liabilities of ($48,373); a decrease of due to related parties of ($24,606); and funds held for optionee decreased by ($83,070).

Cash flows from Investing Activities used cash of ($3,298,056), with ($27,563) used for deposits, and the balance of ($3,298,056) used for exploration and evaluation assets. Cash flows from Financing Activities provided cash of $4,706,905, which included proceeds from the issuance of common shares of $4,448,315, proceeds from the exercise of warrants of $624,000, and proceeds from the exercise of finder’s warrants of $2,805. Share issue costs used cash of ($368,215). The effect of exchange rate changes on cash was $8,065.

Cash totaled $412,676 and restricted cash was $Nil as of September 30, 2021 compared to cash of $278,993 and restricted cash of $83,070 as of September 30, 2020, an increase of $50,613.

During the year, the Company issued a total of 38,707,933 common shares.

•Issued 7,670,370 non-flow-through units at a price of $0.135 per Unit for gross proceeds of $1,035,500 and 13,881,130 flow-through shares at a price of $0.155 per FT Share for gross proceeds of $2,151,575. Each non-flow through unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share until October 9, 2022 at a price of $0.20. In connection with the financing, the Company paid $199,868 as a cash finder’s fee and issued 1,339,036 finder’s warrants, each of which is exercisable into one common share at a price of $0.135 until October 9, 2022.

•Issued 10,510,333 flow-through shares at a price of $0.12 per flow-through share for gross proceeds of $1,261,240. In connection with the financing, the Company paid $79,870 as a cash finder’s fee and issued 665,583 finder’s warrants, each of which is exercisable into one common share at a price of $0.12 until June 14, 2023.

•Issued 350,000 common shares for the acquisition of property interests:

•Issued 150,000 common at a price of $0.11 per share for a total consideration of $16,500 to pay for the Haldane property.

•Issued 200,000 common shares at a price of $0.065 per share for a total consideration of $13,000 to pay for the KRL property.

•Issued 56,100 common shares pursuant to the exercise of 56,100 finder’s warrants for cash proceeds of $2,805;

•Issued 6,240,000 common shares pursuant to the exercise of 6,240,00 warrants for cash proceeds of $626,805.

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

•22,000,000 common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $1,100,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.10 until February 25, 2023. The Company paid $50,100 in cash as a finder’s fee and issued 1,002,000 finder’s warrants, with each finder’s warrant exercisable at a price of $0.05 until February 25, 2021.

•Issued 1,325,000 common shares for the acquisition of property interests:

•125,000 common shares at a deemed price of $0.09 per share for total consideration of $11,250 were issued pursuant to the acquisition of the Haldane property;

•200,000 common shares were issued at a deemed price of $0.13 per share for total consideration of $26,000 pursuant to the acquisition of the KRL property;

•500,000 common shares were issued at a deemed price of $0.085 per share for total consideration of $42,500 and 500,000 common shares were issued at a price of $0.13 per share for total consideration of $65,000, pursuant to the acquisition of the Twin Canyon property.

•250,000 common shares were issued pursuant to the exercise of options for proceeds of $45,125;

•1,203,025 common shares were issued pursuant to the exercise of finder’s warrants for proceeds of $100,276;

•3,030,000 common shares were issued pursuant to the exercise of common stock purchase warrants for proceeds of $303,000.

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

•5,000,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $250,000 and 10,203,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $612,200. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until December 24, 2020. In connection with the placement, cash finder’s fees of $50,760 were paid and 887,250 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until December 24, 2019.

•13,820,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $691,000 and 6,908,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $414,500. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until July 9, 2022. In connection with the placement, cash finder’s fees of $55,050 were paid and 1,007,125 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until July 9, 2020.

•Issued 1,361,363 common shares for the acquisition of property interests:

•125,000 common shares at a deemed price of $0.065 per share for total consideration of $8,125 and 1,136,363 common shares at a deemed price of $0.066 for total consideration of $75,000 were issued for the acquisition of the Haldane property;

•100,000 common shares were issued at a deemed price of $0.065 per share for total consideration of $6,500 for the acquisition of the KRL property.

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

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

IFRS 9
Financial Assets
Cash and restricted cash	Amortized cost
Receivables	Amortized cost
Due from Alliance Partner	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Funds held for optionee	Amortized cost

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

Critical judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•the determination that the Company will continue as a going concern for the next year;

•the determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluation assets may not be recoverable;

•the determination that there are no restoration, rehabilitation and environmental costs to be accrued; and

•the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in the USA is the US dollar.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the Canadian Dollar in relationship to the US Dollar was $1.27 on September 30, 2021.

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

Item 6. Directors, Senior Management and Employees

Table No. 4 lists as of January 31, 2022 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. John Wilson is a citizen and resident of the United States, while all the other Directors are residents and citizens of Canada. Each director was re-elected at the Annual General Meeting held on March 12, 2021.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	51	July 23, 2007
Craig Lindsay (1)	56	November 3, 2008
Mark T. Brown (1)	53	February 28, 2014
Jason Weber	51	March 10, 2014
John Wilson	77	April 29, 2015

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 5, 2021. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of January 31, 2022, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	51	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	47	April 29, 2015
Rob Duncan	Vice-President Exploration	47	August 1, 2020

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

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; and as CEO and a Director of Mich Resources Ltd., a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services; a director of Excellon Resources Inc., a mineral production company traded on the New York Stock Exchange and Toronto Stock Exchange; a director of VR Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a director of Electric Royalties Ltd., a mineral royalty portfolio company traded on the TSX Venture Exchange; and CEO and a Director of Philippine Metals Inc., a mineral exploration company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009, and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on March 12, 2021.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation	Total Compensation
Jason Weber, President, CEO and Director	2021 2020 2019	$ 162,000 147,000 122,000	300,000 Nil 300,000	$ 30,270 Nil 24,150	$ Nil Nil Nil	$ 192,270 147,000 146,150

Winnie Wong, Chief Financial Officer	2021 2020 2019	N/A N/A N/A	200,000 Nil 250,000	$ 20,180 Nil 20,125	$ Nil Nil Nil	$ 20,180 Nil 20,125

Rob Duncan, Vice-President, Exploration	2021 2020	$ 145,625 25,000	300,000 Nil	$ 30,270 Nil	$ Nil Nil	$ 175,895 25,000

Marc G. Blythe Director and former President and CEO	2021 2020 2019	$ Nil Nil Nil	200,000 Nil 150,000	$ 20,180 Nil 12,075	$ Nil Nil Nil	$ 20,180 Nil 12,075

Mark T. Brown, Director and former CFO and Corporate Secretary (1)	2021 2020 2019	N/A N/A N/A	300,000 Nil 300,000	$ 30,270 Nil 24,150	$ 187,245 228,530 205,860	$ 217,515 228,530 230,010

Craig Lindsay, Director	2021 2020 2019	N/A N/A N/A	200,000 Nil 150,000	$ 20,180 Nil 12,075	$ Nil Nil Nil	$ 20,180 Nil 12,075

John Wilson, Director	2021 2020 2019	N/A N/A N/A	200,000 Nil 150,000	$ 20,180 Nil 12,075	$ Nil Nil Nil	$ 20,180 Nil 12,075

(1)

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

No funds were set aside or accrued by the Company during fiscal 2021 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated February 5, 2021.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met in person once in fiscal 2021.

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

Table No. 7 lists, as of January 20, 2022, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	1,085,983	0.72%
Common	Mark T. Brown (2)	14,553,382	9.66%
Common	Craig Lindsay (3)	1,360,000	0.91%
Common	Jason Weber (4)	2,195,083	1.45%
Common	John Wilson (5)	650,000	0.43%
Common	Winnie Wong (6)	1,050,900	0.70%
Common	Rob Duncan (7)	1,887,666	1.25%

	Total Directors/Officers	22,783,014	14.45%

(1)	Of these shares, 185,983 are common shares and 900,000 represent share purchase options.
(2)

Of these shares, 1,435,000 are common shares and 1,500,000 are share purchase options owned personally. 11,203,993 are common shares and 251,389 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(3)	Of these shares, 460,000 are common shares held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 900,000 are share purchase options held by Mr. Lindsay directly.
(4)	Of these shares, 264,333 are common shares, 1,800,000 represent share purchase options and 130,750 represent stock purchase warrants.
(5)	Of these shares, 650,000 represent share purchase options.
(6)	Of these shares, 900 are common shares and 1,050,000 represent share purchase options.
(7)	Of these shares, 382,11 are common shares, 1,250,000 represent share purchase options, and 255,555 are stock purchase warrants.

Based upon 148,950,655 shares outstanding as of January 20, 2022, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2021 the shareholders' list for the Company's common shares showed 148,950,655 common shares issued and outstanding. There are 12 registered holders, including depositories, holding 144,999,851 common shares in Canada. 5 registered holders, including depositories, hold 2,689,954 common shares in the United States, and 2 registered holders, including depositories, holding 1,260,850 common shares in other countries.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of January 20, 2022, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Fruchtexpress Grabher GmbH & Co KG	15,200,000	10.20%
Common	Mark T. Brown (2)	14,553,382	9.66%

(1)	These shares are beneficially owned by Hubert Grabher.
(2)

Of these shares, 1,435,000 are common shares and 1,500,000 are share purchase options owned personally. 11,203,993 are common shares and 251,389 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

Based upon 148,950,655 shares outstanding as of January 20, 2022, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10a, “Warrant holdings of Officers/Directors/5% Holders” and Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2021 ended September 30, 2021, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $187,245 (Fiscal 2020 - $228,530; Fiscal 2019 - $205,860;) for management, accounting, and shareholder communication services.

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

Item 9. Offer and Listing of Securities

As of September 30, 2021, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. There were 148,950,655 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2021 and as of January 20, 2022.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending December 31, 2021;

•each of the last twelve fiscal quarters ending the three months ended December 31, 2021; and

•each of the last five fiscal years ending September 30, 2021.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2021	$ 0.08	$ 0.07	$ 0.08
November 2021	0.09	0.07	0.08
October 2021	0.10	0.07	0.09
September 2021	0.09	0.07	0.07
August 2021	0.11	0.08	0.09
July 2021	0.13	0.10	0.10

Three Months Ended December 31, 2021	$ 0.10	$ 0.07	$ 0.08
Three Months Ended September 30, 2021	0.13	0.07	0.10
Three Months Ended June 30, 2021	0.13	0.09	0.11
Three Months Ended March 31, 2021	0.25	0.09	0.11

Three Months Ended December 31, 2020	$ 0.20	$ 0.09	$0.20
Three Months Ended September 30, 2020	0.20	0.07	0.13
Three Months Ended June 30, 2020	0.10	0.05	0.08
Three Months Ended March 31, 2020	0.07	0.03	0.06

Three Months Ended December 31, 2019	$ 0.08	$ 0.05	$ 0.05
Three Months Ended September 30, 2019	0.10	0.06	0.07
Three Months Ended June 30, 2019	0.08	0.04	0.07
Three Months Ended March 31, 2019	0.08	0.07	0.07

Fiscal Year Ended September 30, 2021	$ 0.25	$ 0.07	$ 0.08
Fiscal Year Ended September 30, 2020	0.20	0.03	0.20
Fiscal Year Ended September 30, 2019	0.10	0.04	0.05
Fiscal Year Ended September 30, 2018	0.14	0.06	0.06
Fiscal Year Ended September 30, 2017	0.16	0.05	0.06

Table No. 10 lists, as of January 20, 2022, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/Share	Expiration Date

11,350,000	0.10	July 9, 2022
3,835,186	0.20	October 9, 2022
19,100,000	0.10	February 25, 2023
Total 34,285,186

Certain of the Share Purchase Warrants currently outstanding are held by Officers/Directors/5% or Greater Holders. Table No. 10b lists, as of January 20, 2022, share purchase warrants held by Officers, Directors, and 5% Holders.

Table No. 10a

Warrant holdings of Officers/Directors/5% Holders

Name	Number of Warrants	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	130,750	$ 0.10	February 25, 2023
Mark T. Brown, Director (1)	215,389	$ 0.10	February 25, 2023

(1)	Of these warrants, 215,389 are held by Pacific Opportunity Capital, a private company controlled by Mark T. Brown

Table No. 10b lists, as of January 21, 2021, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10b

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

1,339,036	0.135	October 9, 2022
665,583	0.12	June 14, 2023
Total 2,004,619

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

During fiscal 2021 ended September 30, 2021, the Company issued a total of 38,707,933 common shares.

•Issued 7,670,370 non-flow-through units at a price of $0.135 per Unit for gross proceeds of $1,035,500 and 13,881,130 flow-through shares at a price of $0.155 per FT Share for gross proceeds of $2,151,575. Each non-flow through unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share until October 9, 2022 at a price of $0.20. In connection with the financing, the Company paid $199,868 as a cash finder’s fee and issued 1,339,036 finder’s warrants, each of which is exercisable into one common share at a price of $0.135 until October 9, 2022.

•Issued 10,510,333 flow-through shares at a price of $0.12 per flow-through share for gross proceeds of $1,261,240. In connection with the financing, the Company paid $79,870 as a cash finder’s fee and issued 665,583 finder’s warrants, each of which is exercisable into one common share at a price of $0.12 until June 14, 2023.

•Issued 350,000 common shares for the acquisition of property interests:

•Issued 150,000 common at a price of $0.11 per share for a total consideration of $16,500 to pay for the Haldane property.

•Issued 200,000 common shares at a price of $0.065 per share for a total consideration of $13,000 to pay for the KRL property.

•Issued 56,100 common shares pursuant to the exercise of 56,100 finder’s warrants for cash proceeds of $2,805;

•Issued 6,240,000 common shares pursuant to the exercise of 6,240,00 warrants for cash proceeds of $626,805.

During Fiscal 2020 ended September 30, 2020, the Company issued a total of 27,808,025 common shares.

•22,000,000 common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $1,100,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.10 until February 25, 2023. The Company paid $50,100 in cash as a finder’s fee and issued 1,002,000 finder’s warrants, with each finder’s warrant exercisable at a price of $0.05 until February 25, 2021.

•Issued 1,325,000 common shares for the acquisition of property interests:

•125,000 common shares at a deemed price of $0.09 per share for total consideration of $11,250 were issued pursuant to the acquisition of the Haldane property;

•200,000 common shares were issued at a deemed price of $0.13 per share for total consideration of $26,000 pursuant to the acquisition of the KRL property;

•500,000 common shares were issued at a deemed price of $0.085 per share for total consideration of $42,500 and 500,000 common shares were issued at a price of $0.13 per share for total consideration of $65,000, pursuant to the acquisition of the Twin Canyon property.

•250,000 common shares were issued pursuant to the exercise of options for proceeds of $45,125;

•1,203,025 common shares were issued pursuant to the exercise of finder’s warrants for proceeds of $100,276;

•3,030,000 common shares were issued pursuant to the exercise of common stock purchase warrants for proceeds of $303,000.

During Fiscal 2019 ended September 30, 2019, the Company issued a total of 37,293,029 common shares.

•5,000,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $250,000 and 10,203,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $612,200. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until December 24, 2020. In connection with the placement, cash finder’s fees of $50,760 were paid and 887,250 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until December 24, 2019.

•13,820,000 non-flow through common share units were issued in a private placement at a price of $0.05 per unit for gross proceeds of $691,000 and 6,908,333 flow-through shares were issued at a price of $0.06 per FT Share for gross proceeds of $414,500. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.10 until July 9, 2022. In connection with the placement, cash finder’s fees of $55,050 were paid and 1,007,125 finder’s warrants were issued, with each finder’s warrant exercisable into one common share at a price of $0.05 until July 9, 2020.

•Issued 1,361,363 common shares for the acquisition of property interests.

•125,000 common shares at a deemed price of $0.065 per share for total consideration of $8,125 and 1,136,363 common shares at a deemed price of $0.066 for total consideration of $75,000 were issued for the acquisition of the Haldane property;

•100,000 common shares were issued at a deemed price of $0.065 per share for total consideration of $6,500 for the acquisition of the KRL property.

Shares Issued for Assets Other Than Cash

During Fiscal 2021, 350,000 common shares were issued for the acquisition of property interests:

•Issued 150,000 common at a price of $0.11 per share for a total consideration of $16,500 to pay for the Haldane property.

•Issued 200,000 common shares at a price of $0.065 per share for a total consideration of $13,000 to pay for the KRL property.

During Fiscal 2020, 1,325,000 common shares were issued for the acquisition of property interests:

•125,000 common shares at a deemed price of $0.09 per share for total consideration of $11,250 were issued pursuant to the acquisition of the Haldane property;

•200,000 common shares were issued at a deemed price of $0.13 per share for total consideration of $26,000 pursuant to the acquisition of the KRL property;

•500,000 common shares were issued at a deemed price of $0.085 per share for total consideration of $42,500 and 500,000 common shares were issued at a price of $0.13 per share for total consideration of $65,000, pursuant to the acquisition of the Twin Canyon property.

During Fiscal 2019, 1,361,363 common shares were issued for the acquisition of property interests.

•125,000 common shares at a deemed price of $0.065 per share for total consideration of $8,125 and 1,136,363 common shares at a deemed price of $0.066 for total consideration of $75,000 were issued for the acquisition of the Haldane property;

•100,000 common shares were issued at a deemed price of $0.065 per share for total consideration of $6,500 for the acquisition of the KRL property.

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

During the fiscal year ended September 30, 2021, the Company had two issuances of flow-through common shares:

•Under the first issuance, the Company sold 13,881,130 flow-through common shares for gross proceeds of $2,151,575. These funds will be used for qualifying exploration expenditures on the Haldane property.

•Und the second issuance, the Company sold 10,510,333 flow-though common shares for gross proceeds of $1,261,240. These funds will be used for qualifying exploration expenditures on the Haldane property.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 12, 2021.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of January 20, 2022, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	200,000 300,000 300,000 1,000,000	200,000 300,000 300,000 1,000,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Winnie Wong, Chief Financial Officer	100,000 250,000 200,000 500,000	100,000 250,000 200,000 500,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Rob Duncan, Vice-President, Exploration	200,000 300,000 750,000	200,000 300,000 750,000	$ 0.10 0.14 0.10	July 30, 2024 October 15, 2025 January 18, 2027

Marc Blythe Director	50,000 150,000 200,000 500,000	50,000 150,000 200,000 500,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Mark T. Brown, Director	150,000 300,000 300,000 750,000	150,000 300,000 300,000 750,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Craig Lindsay, Director	50,000 150,000 200,000 500,000	50,000 150,000 200,000 500,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

John Wilson, Director	50,000 150,000 200,000 250,000	50,000 150,000 200,000 250,000	0.10 0.10 0.15 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Employees/Consultants/ Former Directors	240,000 225,000 305,000 1,550,000	240,000 225,000 305,000 1,550,000	0.10 0.10 0.15 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Total Officers and Directors	8,050,000	8,050,000

Total Employees/ Consultants/Former Directors	2,320,000	2,320,000

Total Officers/Directors/ Employees and Consultants	10,370,000	10,370,000

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

Part 14 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors think fit;

b)issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

c)guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the undertaking, property and assets of the Company, both present and future.

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

Material Contracts

1.Under an agreement dated July 16, 2007 between the Company, Almaden Minerals Ltd., and Minera Gavilan, S.A. de C.V., the Company agreed to acquire a 100% interest in a group of 6 properties (MOR, Cabin Lake, Caribou Creek, Meister River, Tim and Goz Creek) located in Yukon, Canada, and Minera Gavilan, the holder of the Erika Property in Mexico. Consideration for the acquisition was 350,000 common shares of the Company at a price of $4.00 per share, plus acquisition costs of $115,945. The Company also granted Almaden a 2% NSR on all mineral products discovered on the Mineral Properties. Further, the Company agreed to issue an additional 50,000 common shares if the Company enters an agreement with an arms-length third party (the "Optionee") wherein the optinee can earn an interest in any of the properties acquired from Almaden (except the MOR Property) by expending a minimum of $500,000 on exploration to earn its interest; and if optionee has incurred exploration expenditures of $200,000 prior to July 16, 2009; and there is a further commitment to expend a minimum of $100,000 on a work program on the property. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

2.Under an agreement dated May 30, 2008 between, the Company, Almaden Minerals Ltd., and Republic Resources Ltd., the Company agreed to acquire a 100% interest in the Prospector Mountain property in the Yukon from Almaden and Republic for the issuance of 10,000 common shares of the Company and the cash payment of $30,000. Almaden will also retain a 2% NSR over any minerals produced from the property. The Company may purchase 1/2 of the NSR at any time after production commences for fair value as determined by an independent valuator. The Company also agreed to issue Almaden an additional 50,000 common shares upon receipt of a positive bankable feasibility study for the property. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

3.Under a sale and purchase agreement between the Company and Almaden Minerals Ltd. dated June 10, 2013, the Company agreed to acquire seven mineral exploration properties from Almaden in exchange for 400,000 common shares of the Company. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

4.Under a Financial and Administrative Services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007, Pacific Opportunity Capital agrees to provide administrative and financial services to the Company. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

5.Under an executive employment contract effective January 1, 2013 between the Company and Marc Blythe, Mr. Blythe agreed to serve as President and Chief Executive Officer of the Company. Mr. Blythe’s annual base salary will be $175,000 with an indefinite term unless terminated in accordance with the provisions of the agreement. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

6.Arrangement Agreement between the Company and Estrella Gold Corporation for the acquisition of Estrella by the Company dated February 6, 2015. A copy of this agreement has been filed as an exhibit to the Company’s Form 6-K filed March 2, 2015.

7.Amendment to the Arrangement Agreement between the Company and Estrella Gold Corporation dated March 12, 2015. A copy of this agreement has been filed as an exhibit to the Company’s Form 6-K filed May 21, 2015.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2021.

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

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2021	Fiscal Year 2020

Audit Fees	$ 20,500	$ 33,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 20,500	$ 33,000

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 26, 2022.

Consolidated Statements of Financial Position at September 30, 2021 and 2020.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2021, September 30, 2020, and September 30, 2019.

Consolidated Statements of Cash Flows for the years ended September 30, 2021, September 30, 2020, and September 30, 2019.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2021, September 30, 2020, and September 30, 2019.

Notes to Financial Statements

(B) Index to Exhibits:

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

Certificate of Incorporation Amendment dated December 20, 2005 *

Articles and Bylaws (Alberta) *

Certificate of Continuance (British Columbia) dated June 2, 2008 *

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

Copy of Stock Option Plan *

Copy of Management Information Circular for the Annual General Meeting of Shareholders dated January 24, 2014. *

Form of Proxy for the Annual General Meeting of Shareholders held on February 28, 2014. *

Notification of Change of Fiscal Year End dated May 19, 2011. *

12.1Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibits to the Company’s Form 20-F Registration Statement

** Previously filed as an exhibit to the Company’s Form 6-K filed March 2, 2015.

*** Previously filed as an exhibit to the Company’s Form 6-K filed May 21, 2015.

ALIANZA MINERALS LTD.

Consolidated Financial Statements

For the years ended September 30, 2021, 2020 and 2019

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alianza Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at September 30, 2021 and 2020 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2021, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2021 and 2020 and its financial performance and its cash flows for each of the years in the three-year period ended September 30, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

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

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

January 26, 2022

We have served as the Company’s auditor since 2015.

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	5

Statements of Comprehensive Loss	6

Statements of Changes in Shareholders’ Equity	7

Statements of Cash Flows	8

Notes to the Financial Statements	9 - 39

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		September 30,	September 30,
	Note	2021	2020

Assets
Current assets
Cash		$412,676	$278,993
Restricted Cash	4	-	83,070
Deferred financing costs		-	13,695
Due from alliance partner	4	126,047	-
Receivables		43,953	13,759
Prepaid expenses		24,784	90,420
		607,460	479,937
Non-current assets
Exploration and evaluation assets	4	7,708,379	4,325,562
Deposits	5	27,662	-
VAT receivables		36,052	42,079
		7,772,093	4,367,641

Total assets		$8,379,553	$4,847,578

Current liabilities
Accounts payable and accrued liabilities		$214,163	$191,727
Due to related parties	8	214,731	271,337
Funds held for optionee	4	-	83,070
Flow-through share premium liability	6	33,050	-
		461,944	546,134
Shareholders' equity
Share capital	6	24,290,287	20,068,707
Reserves	6, 7	3,229,886	2,875,483
Accumulated other comprehensive loss		(44,933)	(24,239)
Deficit		(19,557,631)	(18,618,507)
		7,917,609	4,301,444

Total shareholders' equity and liabilities		$8,379,553	$4,847,578

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on January 26, 2022.

On behalf of the Board of Directors:

Director “Jason Weber”    Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30
	Note	2021	2020	2019

Expenses
Accounting and legal fees	8	$207,000	$196,373	$138,690
Depreciation		-	140	412
Investor relations and shareholder information	8	517,551	550,196	83,654
Office facilities and administrative services	8	18,000	18,000	18,000
Office expenses		13,469	19,134	18,851
Property investigation expenses		53,953	9,965	1,592
Share-based payments	8	202,304	-	162,208
Transfer agent, listing and filing fees		47,721	41,775	23,457
Travel		3,054	18,879	8,470
Wages, benefits and consulting fees	8	193,848	113,703	143,106
		(1,256,900)	(968,165)	(598,440)

Interest income and other income		1,187	1,888	7,228
Flow-through share premium recovery		349,676	21,459	149,658
Foreign exchange (loss)		(24,618)	(23,788)	(4,311)
Gain (loss) on disposal of equipment		-	(198)	8,635
Write-off of investment in associates – royalty interest		-	-	(560,139)
Write-down of exploration and evaluation assets	4	(8,469)	(87,338)	-
Net loss for the year		$(939,124)	$(1,056,142)	$(997,369)

Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiary		(20,694)	2,380	(6,519)
Total comprehensive loss for the year		$(959,818)	$(1,053,762)	$(1,003,888)
Basic and diluted loss per common share		$(0.01)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding - basic and diluted		139,269,888	96,348,048	61,804,273

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity

Balance, September 30, 2018		45,141,668	16,863,904	1,788,405	641,848	246,791	(20,100)	(16,564,996)	2,955,852
Private placements	7(b)(vi)(viii)	35,931,666	1,796,583	-	-	-	-	-	1,796,583
Acquisition of exploration and evaluation assets	7(b)(vii)(ix)(x)	1,361,363	89,625	-	-	-	-	-	89,625
Share issue costs	6(b)(i)(iii), 7(c)	-	(263,006)	-	-	63,816	-	-	(199,190)
Share-based payments	7(a)	-	-	162,208	-	-	-	-	162,208
Net loss		-	-	-	-	-	(6,519)	(997,369)	(1,003,888)
Balance, September 30, 2019		82,434,697	$18,487,106	$1,950,613	$641,848	$310,607	$ (26,619)	$(17,562,365)	$3,801,190
Private placement	6(b)(vi)	22,000,000	1,100,000	-	-	-	-	-	1,100,000
Acquisition of exploration and evaluation assets	6(b)(vii)(viii)(ix)	1,325,000	144,750	-	-	-	-	-	144,750
Share issue costs	6(b)(vi), 7(c)	-	(111,550)	-	-	32,665	-	-	(78,885)
Exercise of options	6(b)(x)	250,000	45,125	(20,125)	-	-	-	-	25,000
Exercise of finder’s warrants	6(b)x)	1,203,025	100,276	-	-	(40,125)	-	-	60,151
Exercise of warrants	6(b)(x)	3,030,000	303,000	-	-	-	-	-	303,000
Net loss		-	-	-	-	-	2,380	(1,056,142)	(1,053,762)
Balance, September 30, 2020		110,242,722	$20,068,707	$1,930,488	$641,848	$303,147	$ (24,239)	$(18,618,507)	$4,301,444
Private placements	6(b)(xi)(xii)	32,061,833	4,065,589	-	-	-	-	-	4,065,589
Acquisition of exploration and evaluation assets	6(b)(xiii)(xiv)	350,000	29,500	-	-	-	-	-	29,500
Share issue costs	6(b)(xi)(xii), 7(c)	-	(502,142)	-	-	153,927	-	-	(348,215)
Exercise of finder’s warrants	6(b)(xv)	56,100	4,633	-	-	(1,828)	-	-	2,805
Exercise of warrants	6(b)(xv)	6,240,000	624,000	-	-	-	-	-	624,000
Share-based private placements	7(a)	-	-	202,304	-	-	-	-	202,304
Net loss		-	-	-	-	-	(20,694)	(939,124)	(959,818)
Balance, September 30, 2021		148,950,655	$24,290,287	$2,132792	$641,848	$455,246	$ (44,933)	$(19,557,631)	$7,917,609

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2021	2020	2019
Cash flows from (used in) operating activities
Net loss for the year	$(939,124)	$(1,056,142)	$(997,369)
Items not affecting cash:
Depreciation	-	140	412
(Gain) loss on disposal of equipment	-	198	(8,635)
Flow-through share premium recovery	(349,676)	(21,459)	(149,658)
Share-based payments	202,304	-	162,208
Write-off of investment in associates – royalty interest	-	-	560,139
Write-down of exploration and evaluation assets	8,469	87,338	-

Changes in non-cash working capital items:
Receivables	(30,622)	40,236	(36,386)
Due from alliance partner	(126,047)
VAT Receivables	(1,102)	(994)	(5,900)
Prepaid expenses	53,109	238,045	(315,597)
Accounts payable and accrued liabilities	(48,373)	51,149	(2,947)
Due to related parties	(24,606)	(48,600)	(6,441)
Funds held for optionee	(83,070)	53,524	29,546
Net cash (used in) operating activities	(1,338,738)	(656,565)	(770,628)

Cash flows from (used in) investing activities
Sale of equipment	-	-	8,652
Deposits	(27,563)
Exploration and evaluation assets	(3,298,056)	(628,007)	(712,345)
Net cash (used in) investing activities	(3,325,619)	(628,007)	(703,693)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	4,448,315	1,100,000	1,967,700
Proceeds from exercise of warrants	624,000	303,000	-
Proceeds from exercise of finder's warrants	2,805	60,151	-
Proceeds from exercise of stock options	-	25,000	-
Share issue costs	(368,215)	(97,385)	(141,008)
Net cash provided by financing activities	4,706,905	1,390,766	1,826,692

Effect of exchange rate changes on cash	8,065	(96,661)	(6,440)
Change in cash for the year	50,613	9,533	345,931
Cash, beginning of the year	362,063	352,530	6,599
Cash, end of the year	$412,676	$362,063	$352,530
Cash comprised of:
Cash	$412,676	$278,993	$322,984
Restricted Cash	-	83,070	29,546
	$412,676	$362,063	$352,530

Supplemental disclosure with respect to cash flows (Note 10)

Cash consists of $396,594 (2020 - $nil; 2019 - $317,007) held for flow-through expenditures, while $40,413 (2020 - $nil; 2019 - $227,873) included in accounts payable and accrued liabilities is related to flow-through expenditures.

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

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

As at September 30, 2021, the Company had a working capital deficiency of $145,516 (September 30, 2020: working capital deficiency of $66,197) and shareholders’ equity of $7,917,609 (September 30, 2020: $4,301,444).

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

2.BASIS OF PREPARATION - continued

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2021 reporting period. The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•Presentation of financial statements

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

3.SIGNIFICANT ACCOUNTING POLICIES

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

(1)Estrella Gold DR. S.R.L. is in the process of being wound up.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES – continued

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES – continued

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES – continued

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

As at September 30, 2021, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

IFRS 9
Financial Assets
Cash and restricted cash	Amortized cost
Receivables	Amortized cost
Due from alliance partner	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Funds held for optionee	Amortized cost

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

Critical judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•the determination that the Company will continue as a going concern for the next year;

•the determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluation assets may not be recoverable;

•the determination that there are no restoration, rehabilitation and environmental costs to be accrued; and

•the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in the USA is the US dollar.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES – continued

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES – continued

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

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

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

4.EXPLORATION AND EVALUATION ASSETS

The Company typically obtains its mineral exploration rights by way of direct acquisition from government regulatory authorities, outright purchases from third parties, or by entering into option agreements to acquire such rights subject to future consideration, often inclusive of requirements to complete exploration work on such properties. Such costs, when subsequently incurred by the Company, are also capitalized as non-current assets and included within the Exploration and Evaluation category. The Company will, and has, also subsequently entered into arrangements with other parties to vend certain of these interests utilizing similar mechanisms, based on management’s assessment of what is advantageous to the Company.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company has mineral property interests in Nevada, USA (the “USA Properties”), in British Columbia and Yukon Territory of Canada (the “Canada Properties”) and in Peru (the “Peru Properties”). Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2021

	USA					Canada					Peru

	Horsethief	Twin Canyon	Bellview	BP	Strategic Alliance Program	Others	Haldane	KRL	Tim	Others	Yanac	Total

Balance at September 30, 2020	$178,638	$351,336	$97,786	$260,569	$-	$23,546	$1,627,078	$257,487	$(9,949)	$1,114,250	$424,821	$4,325,562

Additions during the year
Acquisition costs:
Claim staking	-				25,482	7,948	-	-	-	-	-	33,430
Property acquisition	-	19,112	-	-	20,041	-	41,500	63,000	-	-	-	143,653
	-	19,112	-	-	45,523	7,948	41,500	63,000	-	-	-	177,083
Exploration expenditures:
Aircraft charter	-	-	-	-	-	-	33,058	-	-	-	-	33,058
Camp, travel and meals	2,107	8,983	-	1,003	4,283	322	493,970	-	-	-	-	510,668
Drilling	-	-	-	-	-	-	1,547,793	-	-	-	-	1,547,793
Field equipment rental	-	641	-	-	-	-	100,150	-	-	-	-	100,791
Field supplies and maps	-	1,057	-	-	519	-	31,958	-	-	-	-	33,534
Geochemical	38,348	13,962	-	-	-	-	17,977	-	-	-	-	70,287
Geological consulting	12,959	127,600	725	3,719	67,175	8,902	727,772	7,282	-	1,347	18,499	975,980
Geophysics	3,447	-	-	-	-	-	-	-	-	-		3,447
Legal and accounting	-	-	-	-	14	8	43	-	-	-	-	65
Licence and permits	(18,243)	12,577	7,683	32,039	50,908	3,310	8,640	2,500	-	3,570	5,585	108,569
Permitting	-	11,501	-	-	13,708	1,433	-	-	-	-	-	26,642
Reclamation	23,393	-	-		-	-	-	-	-	-	-	23,393
Reporting, drafting, sampling, and analysis	-	11,727	-	-	-	-	18,242	-	-	-	-	29,969
Trenching	-	1,529	-	-	892	-	-	-	-	-	-	2,421
	62,011	189,577	8,408	36,761	137,499	13,975	2,979,603	9,782	-	4,917	24,084	3,466,617
Less:
Recovered exploration expenditures	(92,087)	-	-	-	(115,893)	(13,274)	-	-	-	-	-	(221,254)
Write-down of properties	-	-	-	-	-	(8,469)	-	-	-	-	-	(8,469)

Net additions	(30,076)	208,689	8,408	36,761	67,129	180	3,021,103	72,782	-	4,917	24,084	3,413,977

Foreign currency translation	1,991	(15,751)	178	1,157	-	(66)	-	-	-	-	(18,669)	(31,160)

Balance at September 30, 2021	$150,553	$544,274	$106,372	$298,487	$67,129	$23,660	$4,648,181	$330,269	$(9,949)	$1,119,167	$430,236	$7,708,379

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2020

	USA				Canada			Peru
		Twin
	Horsethief	Canyon	Bellview	BP	Others	Haldane	KRL	Tim	Others	Yanac	Total

Balance at September 30, 2019	$173,156	$-	$85,548	$248,975	$23,404	$1,433,291	$139,847	$1	$1,198,997	$425,012	$3,728,231

Additions during the year
Acquisition costs:
Property acquisition	-	185,012	-	-	-	31,250	101,000	-	-	-	317,262
	-	185,012	-	-	-	31,250	101,000	-	-	-	317,262
Exploration expenditures:
Aircraft charter	-	-	-	-	-	30,366	-	-	-	-	30,366
Camp, travel and meals	45,929	16,353	-	-	-	11,274	690	-	-	-	74,246
Community relations	-	-	-	-	-	1,420	-	-	-	-	1,420
Drilling	540,092	-	-	-	-	7,020	-	-	-	-	547,112
Field equipment rental	13,094	-	-	-	-	6,788	4	-	-	-	19,886
Field supplies and maps	12,761	3,266	-	-	-	5,397	-	-	-	-	21,424
Geochemical	114,324	11,375	1,870	1,478	-	2,100	-	-	-	-	131,147
Geological consulting	245,193	106,014	71	1,701	-	80,548	13,816	50	2,591	-	449,984
Geophysics	45,753	-	-	-		-	-	-	-		45,753
Legal and accounting	3,335	-	-	-	-	38	500	-	-	-	3,873
Licence and permits	43,400	29,316	10,368	33,424	3,501	5,335	-	-	-	5,885	131,229
Management fees	121,169	-	-	-	-	-	-	-	-	-	121,169
Reporting, drafting, sampling, and analysis	-	-	-	-	-	12,251	1,630	-	-	-	13,881
Trenching	31,267	-	-	-		-	-	-	-		31,267
	1,216,317	166,324	12,309	36,603	3,501	162,537	16,640	50	2,591	5,885	1,622,757
Less:
Recovered exploration expenditures	(1,210,473)	-	-	(25,009)	(3,359)	-	-	(10,000)	-	-	(1,248,841)
Write-down of properties	-		-	-	-	-	-	-	(87,338)	-	(87,338)

Net additions	5,844	351,336	12,309	11,594	142	193,787	117,640	(9,950)	(84,747)	5,885	603,840

Foreign currency translation	(362)	-	(71)	-	-	-	-	-	-	(6,076)	(6,509)

Balance at September 30, 2020	$178,638	$351,336	$97,786	$260,569	$23,546	$1,627,078	$257,487	$(9,949)	$1,114,250	$424,821	$4,325,562

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

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

•Horsethief

•Bellview

•East Walker

•Ashby

a)Horsethief (Nevada)

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

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$5,000,000 in exploration on the property over a 5.5-year period.

During the option period, Hochschild had forwarded a total of $1,601,766 (US$1,200,814) for the Horsethief property.

On November 20, 2020, Hochschild terminated the earn-in on the Horsethief project. Thus, the Company retains 100% interest in the Horsethief project.

b)Bellview (Nevada)

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

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$3,500,000 in exploration on the property over a 5.5-year period.

During the option period, Hochschild had forwarded a total of $124,502 (US$94,014) for the Bellview property.

On November 25, 2019, Hochschild terminated the earn-in on the Bellview project. Thus, the Company retains 100% interest in the Bellview project.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

c)BP (Nevada)

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

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$2,500,000 in exploration on the property over a 4.5-year period.

During the option period, Hochschild had forwarded a total of $179,343 (US$138,267) for the BP property.

On November 25, 2019, Hochschild terminated the earn-in on the BP project. Thus, the Company retains 100% interest in the BP project.

	September 30, 202	September 30, 2020

Restricted cash & Funds held for optionee
Horsethief – Hochschild	$-	$83,070
	$-	$83,070

d)Twin Canyon (Colorado)

On June 17, 2020, the Company acquired a lease of the Twin Canyon gold property in southwest Colorado under the following terms:

•Make cash payments of US$26,000 ($34,681) to Myron Goldstein and US$32,000 ($42,685) to Jon Thorson (paid) and issue 250,000 shares to Myron Goldstein and 250,000 shares to Jon Thorson (shares issued);

•500,000 shares on the date that is five business days following the date that the Company, directly or indirectly, stakes any mineral claims adjacent to the property (shares issued);

•500,000 shares on the date that is five business days following the date that the Company enters into a joint venture, option or similar agreement with a third party in respect of the property; and

•500,000 shares on the date that is five business days following the date that the Company, directly or indirectly, commence a drill program in respect of the property.

The Company agreed to assume the terms of Myron Goldstein and Jon Thorson’s commitments under the lease, namely the annual lease payments of US$15,000 for ten years, with the right to extend the lease for 2 additional terms of ten years each. The original property owner has a 1.5% NSR on the property, two-thirds (1%) of which is purchasable at any time for US$1,000,000. If annual NSR payments exceed US$20,000 in a given year, the Company will not have to make the annual US$15,000 lease payment for that year.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

d)Twin Canyon (Colorado) – continued

As of September 30, 2021, the Company had spent $544,274 on advancing this property, including the acquisition costs.

e)Others – Klondike (Colorado)

The Company acquired the Klondike property by staking a 100% interest in this property in Colorado.

On June 7, 2021, the Company and Cloudbreak Discovery PLC (“Cloudbreak”) entered into an Alliance Agreement. Under the terms of the Alliance Agreement, either company can introduce projects to the Strategic Alliance. Projects accepted into the Strategic Alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. The initial term of the Alliance Agreement is two years and may be extended for an additional two years.

The Company and Cloudbreak agreed to accept the Klondike property as part of the Strategic Alliance and thus, Cloudbreak would reimburse the Company $94,044 as of September 30, 2021 (subsequently received).

As of September 30, 2021, the Company has spent $49,263 on advancing this property, including the acquisition costs.

f)Others – Stateline (Colorado)

The Company acquired the Stateline property by staking a 100% interest in this property in Colorado.

The Company and Cloudbreak agreed to accept the Stateline property as part of the Strategic Alliance and thus, Cloudbreak would reimburse the Company $21,849 as of September 30, 2021 (subsequently received).

As of September 30, 2021, the Company has spent $17,866 on advancing this property, including the acquisition costs.

g)Others – Sinbad (Colorado)

The Company acquired the Sinbad property by staking a 100% interest in this property in Colorado.

Even though the Sinbad property did not get accepted as part of the Strategic Alliance, Cloudbreak agreed to reimburse the Company $10,078 for the amounts spent on obtaining this property (subsequently received).

During the year ended September 30, 2021, the Company dropped off Sinbad property and wrote off $8,469.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

h)Others – Ashby (Nevada)

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

During the year ended September 30, 2021, Nevada Canyon reimbursed the Company $3,196 which includes US$543 for the 2020 annual property claim fee and US$2,000 for the 2020 annual payment.

i)Others – East Walker (Nevada)

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of September 30, 2021, the Company had spent $29,744 on advancing this property.

Canada

a)Haldane (Yukon)

On March 2, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property.

The Company purchased the Haldane property from Equity for the following consideration:

•issue 2 million shares to Equity upon receipt of TSX-Venture approval (shares issued);

•make two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019 (paid);

•make a final $100,000 cash payment or issue the number of shares of equivalent value at the Company’s election, on June 30, 2019 ($25,000 paid and shares of $75,000 issued); and

•make bonus share payments to Equity:

oissue 250,000 shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

a)Haldane (Yukon) – continued

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”) for the following consideration:

•issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2019;

•make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2020;

•make cash payment of $25,000 (paid) and issue 150,000 shares (issued) to the Estate by April 12, 2021; and

•make bonus share payments to the Estate as follows:

oissue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

As of September 30, 2021, the Company had spent $4,648,181 on advancing this property, including the acquisition costs.

b)KRL (British Columbia)

On September 1, 2018, the Company optioned the KRL property from prospector Bernie Kreft (“Kreft”), and is located in British Columbia’s prolific Golden Triangle, Canada. Kreft has a 1% NSR royalty on the KRL property.

The Company optioned the KRL property from Kreft for the following consideration:

•make cash payments of $10,000 (paid) and issue 100,000 shares to Kreft upon receipt of TSX-Venture approval (issued);

•make cash payments of $15,000 to Kreft by October 15, 2018 (paid);

•make cash payments of $5,000 by October 31, 2019 (paid) and a further $20,000 by January 1, 2020 (paid) and issue 100,000 shares (issued) to Kreft by September 30, 2019;

•make cash payments of $50,000 (paid) and issue 200,000 shares (issued) to Kreft by September 30, 2020;

•make cash payments of $50,000 (subsequently paid) and issue 200,000 shares (issued) to Kreft by September 30,2021;

•make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30, 2022; and

•make bonus share payments to Kreft as follows:

oissue additional shares upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares; and

o500,000 shares to be issued on the commencement of commercial production.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

b)KRL (British Columbia) – continued

As of September 30, 2021, the Company had spent $330,269 on advancing this property, including the acquisition costs.

c)Tim property (Yukon)

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4.EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

d)Others

In 2010, the Company acquired the White River property through staking. The White River property is located in the Yukon, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

As of September 30, 2021, the Company had spent $1,119,167 on advancing these properties.

On June 10, 2008, the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon. Almaden assigned the 2% NSR over any minerals produced from the property to Almadex. Half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almadex 50,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property. During the year ended September 30, 2020, the Company dropped off Prospector Mountain property and wrote off $87,338.

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

As of September 30, 2021, the Company had spent $430,236 on advancing this property.

Mexico

The Company holds a 1% Net Smelter Royalty on certain Mexican properties which is capped at $1,000,000.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

5.DEPOSITS

As of September 30, 2021, the Company has a US$10,000 ($12,741) performance bond with the State of Colorado Board of Land Commissioners for the Klondike property (September 30, 2020 - $Nil) and a $14,921 reclamation bond with the Ministry of Energy, Mines and Low Carbon Innovation for the KRL property (September 30, 2020 - $Nil).

6.SHARE CAPITAL

a)Authorized:

As at September 30, 2021, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series. All issued shares are fully paid.

b)Issued:

During the year ended September 30, 2019, the Company:

i)Completed a non-brokered private placement on December 24, 2018 by issuing 5,000,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $250,000 and 10,203,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $612,200. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24-month period at a price of $0.10. In connection with the financing, the Company paid $50,760 as a cash finder’s fee and issued 887,250 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $30,078 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $102,034 and incurred additional share issue costs of $36,721 in connection with this financing.

ii)Issued 125,000 common shares to the Estate at a price of $0.065 per share for a total consideration of $8,125 to pay for the Haldane property (see Note 4).

iii)Completed a non-brokered private placement on July 9, 2019 by issuing 13,820,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $691,000 and 6,908,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $414,500. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.10. In connection with the financing, the Company paid $55,050 as a cash finder’s fee and issued 1,007,125 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $33,738 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $69,083 and incurred additional share issue costs of $56,659 in connection with this financing.

iv)Issued 1,136,363 common shares to the Equity at a price of $0.066 per share for a total consideration of $75,000 to pay for the Haldane property (see Note 4).

v)Issued 100,000 common shares to Kreft at a price of $0.065 per share for a total consideration of $6,500 to pay for the KRL property (see Note 4).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

6.SHARE CAPITAL – continued

b)Issued: – continued

During the year ended September 30, 2020, the Company:

vi)Completed a non-brokered private placement on February 25, 2020 by issuing 22,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $1,100,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.10. In connection with the financing, the Company paid $50,100 as a cash finder’s fee and issued 1,002,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $32,665 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $28,785 in connection with this financing.

vii)Issued 125,000 common shares to the Estate at a price of $0.09 per share for a total consideration of $11,250 to pay for the Haldane property (see Note 4).

viii)Issued 500,000 common shares at a price of $0.085 per share for a total consideration of $42,500 and issued 500,000 common shares at a price of $0.13 per share for a total consideration of $65,000 to pay for the Twin Canyon property (see Note 4).

ix)Issued 200,000 common shares to Kreft at a price of $0.13 per share for a total consideration of $26,000 to pay for the KRL property (see Note 4).

x)Issued common shares pursuant to the exercise of 250,000 stock options, 1,203,025 finder’s warrants and 3,030,000 warrants for cash proceeds of $388,151.

During the year ended September 30, 2021, the Company:

xi)Completed a non-brokered private placement on October 9, 2020 by issuing 7,670,370 non-flow-through units (“Unit”) at a price of $0.135 per Unit for gross proceeds of $1,035,500 and 13,881,130 flow-through shares (“FT Share”) at a price of $0.155 per FT Share for gross proceeds of $2,151,575. Each Unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24-month period at a price of $0.20. In connection with the financing, the Company paid $199,868 as a cash finder’s fee and issued 1,339,036 finder’s warrants, each of which is exercisable into one common share at a price of $0.135 for a period of 24 months. The value of the finder’s warrants was determined to be $109,533 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $277,623 and incurred additional share issue costs of $41,371 in connection with this financing.

xii)Completed a non-brokered private placement on June 14, 2021 by issuing 10,510,333 flow-through shares (“FT Share”) at a price of $0.12 per FT Share for gross proceeds of $1,261,240. In connection with the financing, the Company paid $79,870 as a cash finder’s fee and issued 665,583 finder’s warrants, each of which is exercisable into one common share at a price of $0.12 for a period of 24 months. The value of the finder’s warrants was determined to be $44,394 and was calculated using the Black-Scholes option pricing model. The Company recorded a flow-through premium liability of $105,103 and incurred additional share issue costs of $27,106 in connection with this financing.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

6.SHARE CAPITAL – continued

b)Issued: – continued

xiii)Issued 150,000 common shares to the Estate at a price of $0.11 per share for a total consideration of $16,500 to pay for the Haldane property (see Note 4).

xiv)Issued 200,000 common shares to Kreft at a price of $0.065 per share for a total consideration of $13,000 to pay for the KRL property (see Note 4).

xv)Issued common shares pursuant to the exercise of 56,100 finder’s warrants and 6,240,000 warrants for cash proceeds of $626,805.

7.STOCK OPTIONS AND WARRANTS

a)Stock option compensation plan

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

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3-month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors. Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the year ended September 30, 2021 are summarized as follows:

Expiry date	Exercise price	September 30, 2020	Granted	Exercised	Expired / cancelled	September 30, 2021
April 29, 2021	$0.25	100,000	-	-	(100,000)	-
September 30, 2021	$0.15	1,245,000	-	-	(1,245,000)	-
March 14, 2023	$0.10	840,000	-	-	-	840,000
July 30, 2024	$0.10	1,725,000	-	-	-	1,725,000
October 15, 2025	$0.14	-	2,005,000	-	-	2,005,000
Options outstanding		3,910,000	2,005,000	-	(1,345,000)	4,570,000
Options exercisable		3,910,000			(1,345,000)	4,570,000
Weighted average exercise price		$0.12	$0.14	$Nil	$0.16	$0.12

As at September 30, 2021, the weighted average contractual remaining life of options is 3.11 years (September 30, 2020 – 2.55 years; September 30, 2019 – 2.93 years). The weighted average fair value of stock options granted during the year ended September 30, 2021 was $0.10 (2020 - $Nil; 2019 - $0.08).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

7.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2020 are summarized as follows:

Expiry date	Exercise price	September 30, 2019	Granted	Exercised	Expired / cancelled	September 30, 2020
April 29, 2020	$0.25	1,264,500	-	-	(1,264,500)	-
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	(25,000)	1,245,000
March 14, 2023	$0.10	850,000	-	-	(10,000)	840,000
July 30, 2024	$0.10	2,015,000	-	(250,000)	(40,000)	1,725,000
Options outstanding		5,499,500	-	(250,000)	(1,339,500)	3,910,000
Options exercisable		5,499,500		(250,000)	(1,339,500)	3,910,000
Weighted average exercise price		$0.15	$Nil	$0.10	$0.24	$0.12

Stock option transactions and the number of stock options for the year ended September 30, 2019 are summarized as follows:

Expiry date	Exercise price	September 30, 2018	Granted	Exercised	Expired / cancelled	September 30, 2019
February 25, 2019	$0.25	22,500	-	-	(22,500)	-
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
March 14, 2023	$0.10	850,000	-	-	-	850,000
July 30, 2024	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,507,000	2,015,000	-	(22,500)	5,499,500
Options exercisable		3,507,000	2,015,000		(22,500)	5,499,500
Weighted average exercise price		$0.18	$0.10	$Nil	$0.25	$0.15

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Risk-free interest rate	1.29%	n/a	1.25%
Expected life	5 years	n/a	5 years
Expected volatility	101.56%	n/a	175.27%
Expected dividend yield	nil	n/a	nil

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

7.STOCK OPTIONS AND WARRANTS – continued

b)Warrants

The continuity of warrants for the year ended September 30, 2021 is as follows:

Expiry date	Exercise price	September 30, 2020	Issued	Exercised	Expired	September 30, 2021
December 24, 2020	$0.10	4,400,000	-	(3,300,000)	(1,100,000)	-
July 9, 2022	$0.10	12,600,000	-	(1,250,000)	-	11,350,000
February 23, 2023	$0.10	20,790,000	-	(1,690,000)	-	19,100,000
October 9, 2022	$0.20	-	3,835,186	-	-	3,835,186
Outstanding		37,790,000	3,835,186	(6,240,000)	(1,100,000)	34,285,186
Weighted average exercise price		$0.10	$0.20	$0.10	$0.10	$0.11

As at September 30, 2021, the weighted average contractual remaining life of warrants is 1.15 years (September 30, 2020 – 1.94 years; September 30, 2019 – 1.44 years).

The continuity of warrants for the year ended September 30, 2020 is as follows:

Expiry date	Exercise price	September 30, 2019	Issued	Exercised	Expired	September 30, 2020
March 6, 2020	$0.20	2,500,000	-	-	(2,500,000)	-
March 8, 2020	$0.15	7,221,875	-	-	(7,221,875)	-
April 7, 2020	$0.15	3,255,000	-	-	(3,255,000)	-
April 25, 2020	$0.15	5,000,000	-	-	(5,000,000)	-
August 16, 2020	$0.20	892,857	-	-	(892,857)	-
December 24, 2020	$0.10	5,000,000	-	(600,000)	-	4,400,000
July 9, 2022	$0.10	13,820,000	-	(1,220,000)	-	12,600,000
February 23, 2023	$0.10	-	22,000,000	(1,210,000)		20,790,000
Outstanding		37,689,732	22,000,000	(3,030,000)	(18,869,732)	37,790,000
Weighted average exercise price		$0.13	$0.10	$0.10	$0.16	$0.10

The continuity of warrants for the year ended September 30, 2019 is as follows:

Expiry date	Exercise price	September 30, 2018	Issued	Exercised	Expired	September 30, 2019
September 28, 2019	$0.20	1,200,000	-	-	(1,200,000)	-
March 6, 2020	$0.20	2,500,000	-	-	-	2,500,000
March 8, 2020	$0.15	7,221,875	-	-	-	7,221,875
April 7, 2020	$0.15	3,255,000	-	-	-	3,255,000
April 25, 2020	$0.15	5,000,000	-	-	-	5,000,000
August 16, 2020	$0.20	892,857	-	-	-	892,857
December 24, 2020	$0.10	-	5,000,000	-	-	5,000,000
July 9, 2022	$0.10	-	13,820,000	-	-	13,820,000
Outstanding		20,069,732	18,820,000	-	(1,200,000)	37,689,732
Weighted average exercise price		$0.16	$0.10	$Nil	$0.20	$0.13

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

7.STOCK OPTIONS AND WARRANTS – continued

c)Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2021 is as follows:

Expiry date	Exercise price	September 30, 2020	Issued	Exercised	Expired	September 30, 2021
February 25, 2021	$0.05	806,100	-	(56,100)	(750,000)	-
October 9, 2022	$0.135	-	1,339,036	-	-	1,339,036
June 14, 2023	$0.12	-	665,583	-	-	665,583
Outstanding		806,100	2,004,619	(56,100)	(750,000)	2,004,619
Weighted average exercise price		$0.05	$0.13	$0.05	$0.15	$0.13

As at September 30, 2021, the weighted average contractual remaining life of finder’s warrants is 1.25 years (September 30, 2020 – 0.41 years; September 30, 2019 – 0.53 years).

The continuity of finder’s warrants for the year ended September 30, 2020 is as follows:

Expiry date	Exercise price	September 30, 2019	Issued	Exercised	Expired	September 30, 2020
December 24, 2019	$0.05	887,250	-	-	(887,250)	-
April 25, 2020	$0.10	240,000	-	-	(240,000)	-
July 9, 2020	$0.05	1,007,125	-	(1,007,125)	-	-
August 16, 2020	$0.14	26,100	-	-	(26,100)	-
February 25, 2021	$0.05	-	1,002,000	(195,900)	-	806,100
Outstanding		2,160,475	1,002,000	(1,203,025)	(1,153,350)	806,100
Weighted average exercise price		$0.06	$0.05	$0.05	$0.06	$0.05

The continuity of finder’s warrants for the year ended September 30, 2019 is as follows:

Expiry date	Exercise price	September 30, 2018	Issued	Exercised	Expired	September 30, 2019
December 24, 2019	$0.05	-	887,250	-		887,250
April 25, 2020	$0.10	240,000	-	-	-	240,000
August 16, 2020	$0.14	26,100	-	-	-	26,100
July 9, 2020	$0.05	-	1,007,125	-	-	1,007,125
Outstanding		266,100	1,894,375	-	-	2,160,475
Weighted average exercise price		$0.10	$0.05	$Nil	$Nil	$0.06

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Risk-free interest rate	1.09%	1.58%	1.92%
Expected life	2 years	1 year	1 year
Expected volatility	120.96%	110.77%	95.54%
Expected dividend yield	nil	nil	nil

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

8.RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2021
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 147,000	$ Nil	$ Nil	$ Nil	$ 30,270	$ 192,270
Rob Duncan VP of Exploration	$ 25,000	$ Nil	$ Nil	$ Nil	$ 30,270	$ 175,895
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,270	$ 30,270
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180

For the year ended September 30, 2020
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 147,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 147,000
Rob Duncan, VP of Exploration	$ 25,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 25,000

For the year ended September 30, 2019
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 122,000	$ Nil	$ Nil	$ Nil	$ 24,150	$ 146,150
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,125	$ 20,125
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075
Mark T. Brown, Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 24,150	$ 24,150
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,075	$ 12,075

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

8.RELATED PARTY TRANSACTIONS - continued

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2021	September 30, 2020	As at September 30, 2021	As at September 30, 2020
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 192,270	$ 147,000	$ Nil	$ Nil
Rob Duncan	Consulting fee and Share-based payment	$ 175,895	$ 25,000	$ Nil	$ Nil

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 187,245	$ 228,530	$ 217,337	$ 217,337
TOTAL:		$ 555,410	$ 400,530	$ 271,337	$ 271,337

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

9.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2021 were as follows:

•As at September 30, 2021, a total of $148,335 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•As at September 30, 2021, a total of $32,750 in share issue costs was included in due to related parties;

•The Company recorded $153,927 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed;

•The Company recorded $29,500 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets; and

•The Company recorded $1,828 in share capital related to the reclassification of the fair values of finder’s warrants exercised from reserves.

The significant non-cash investing and financing transactions during the year ended September 30, 2020 were as follows:

•As at September 30, 2020, a total of $71,225 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•As at September 30, 2020, a total of $52,750 in share issue costs and a total of $12,000 in deferred financing costs were included in due to related parties;

•As at September 30, 2020, a total of $1,695 in deferred financing costs was included in accounts payable and accrued liabilities;

•The Company recorded $32,665 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed;

•The Company recorded $144,750 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets;

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

9.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS – continued

•The Company recorded $60,250 in share capital related to the reclassification of the fair values of stock options and finder’s warrants exercised from reserves; and

•The Company recorded $26,094 in prepaid expenses related to exploration and evaluation assets.

The significant non-cash investing and financing transactions during the year ended September 30, 2019 were as follows:

•As at September 30, 2019, a total of $245,702 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•As at September 30, 2019, a total of $71,250 in share issue costs was included in due to related parties; and $1,931 in share issue costs was included in accounts payable;

•The Company recorded $63,816 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed; and

•The Company recorded $89,625 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets.

10.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties. Geographical information is as follows:

	September 30, 2021	September 30, 2020
Non-current assets
USA	$1,203,216	$911,875
Peru	466,288	466,900
Canada	6,102,589	2,988,866
	$7,772,093	$4,367,641

11.INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020

Loss before income taxes	$(939,124)	$(1,056,142)

Expected income tax recovery	$(255,000)	$(287,000)
Permanent differences	(40,000)	(5,000)
Share issue costs	(40,000)	(21,000)
Change in unrecognized deductible temporary differences	335,000	313,000
Total deferred income tax (recovery) expense	$-	$-

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

11.INCOME TAXES - continued

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2021	Expiry Date Range	2020	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	(6,000)	No expiry date	2,132,000	No expiry date
Property and equipment	14,000	No expiry date	16,000	No expiry date
Share issue costs	416,000	2022 to 2025	216,000	2021 to 2024
Allowable capital losses	3,762,000	No expiry date	3,762,000	No expiry date
Non-capital losses available for future periods	18,401,000	2026 to 2041	17,205,000	2026 to 2040

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2021, the Company has an obligation for future flow-through expenditures of $396,594(2020: $Nil).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

12.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk. A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $7,300.

(b)Credit risk

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

(d) Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates. As at September 30, 2021, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits. Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

i)Interest rate risk

As at September 30, 2021, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash. Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)Foreign exchange risk

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

(e)Commodity price risk

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at September 30, 2021	Level 1	Level 2	Level 3	Total
Assets:
Cash	$412,676	$-	$-	$412,676

As at September 30, 2020	Level 1	Level 2	Level 3	Total
Assets:
Cash	$278,993	$-	$-	$278,993
Restricted Cash	83,070	-	-	83,070

13. MANAGEMENT OF CAPITAL RISK

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

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s approach to managing capital remains unchanged from the year ended September 30, 2020.

14.CONTINGENT LIABILITIES

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

15.EVENTS AFTER THE REPORTING PERIOD

(a)On December 7, 2021, the Company and Cloudbreak announced that they signed an option agreement with Allied Copper Corp. (“Allied”) regarding the Klondike Property for the following consideration:

•Allied will incur an an aggregate of $4,750,000 in exploration expenditures on the property, with at least $500,000 to be spent prior to the first anniversary of the closing date;

•Allied will issue 7,000,000 common shares and make an aggregate of $400,000 in cash payments to the Strategic Alliance over a three-year period;

•Upon completion of these option agreement obligations, the Strategic Alliance will transfer 100% interest in the Klondike Property to Allied. Allied will also issue 3,000,000 warrants exercisable for a three-year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Allied’s common shares at the time of the issuance;

•The Strategic Alliance will retain a 2% net smelter royalty which is subject to a buy down provision where Allied may, at its discretion, repurchase half of the royalty for $1,500,000 within 30 days of commercial production.

If Allied files on SEDAR an NI 43-101 technical report establishing the existence of a resource on any portion of the Klondike Property of at least 50,000,000 tonnes of either copper or copper equivalent at a minimum cut-off grade of 0.50% copper or copper equivalent and categorized as a combination of inferred resources, indicated resources and measured resources, then Allied will also issue a further 3,000,000 warrants exercisable for a three year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Allied’s common shares at the time of the issuance.

(b)On January 18, 2022, the Company granted 5,800,000 stock options to its directors, officers, employees, consultants and contractors at an exercise price of $0.10 for a period of five years.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

Registrant

Dated: February 28, 2023	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer