Form 20-F
period 2022-09-30
Alianza Minerals Ltd.
filed 2023-04-13
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 158,950,655 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 92

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2022, 2021 and 2020 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2019 and 2018 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 9/30/22	Year Ended 9/30/21	Year Ended 9/30/20	Year Ended 9/30/19	Year Ended 9/30/18

Revenue	$ 0	$ 0	$ 0	$ 0	$ 0
Interest and Other Income	$ 0	$ 0	$ 2	$ 7	$ 3
Net Loss	($2,052)	($939)	($1,056)	($997)	($827)
Total Comprehensive Loss	($2,023)	($960)	($1,054)	($1,004)	($802)
Basic and Diluted Loss Per Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.02)
Dividends Per Share	$ 0	$ 0	$ 0	$ 0	$ 0
Weighted Avg. Shares (000)	152,622	139,270	96,348	61,804	39,875
Working Capital (deficit)	($171)	$ 146	($66)	$ 29	($343)
Mineral Properties	$ 7,026	$ 7,708	$ 4,326	$ 3,728	$ 2,701
Long-Term Debt	$ 0	$ 0	$ 0	$ 0	$ 0
Shareholder’s Equity	$ 6,990	$ 7,918	$ 4,301	$ 3,801	$ 2,956
Total Assets	$ 8,094	$ 8,380	$ 4,848	$ 4,495	$ 3,324

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/22	$ 1.30	$ 1.39	$ 1.24	$ 1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.30	1.24	1.25

Three Months Ended 12/31/21	$ 1.27	$ 1.29	$ 1.23	$ 1.28
Three Months Ended 9/30/21	1.26	1.29	1.23	1.27
Three Months Ended 6/30/21	1.23	1.26	1.20	1.24
Three Months Ended 3/31/21	1.27	1.28	1.24	1.26

Three Months Ended 12/31/20	$ 1.30	$ 1.34	$ 1.27	$ 1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36
Three Months Ended 3/31/20	1.36	1.45	1.30	1.41

December 2022		$ 1.37	$ 1.34	$ 1.35
November 2022		1.37	1.33	1.35
October 2022		1.39	1.35	1.36
September 2022		1.38	1.31	1.38
August 2022		1.31	1.27	1.31
July 2022		1.31	1.28	1.28

The exchange rate was $1.35 on December 31, 2022.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2022. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venture of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

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

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are residents of nations other than the United States, and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  United States citizens may be required to petition Canadian Courts to enforce civil judgments obtained in the United States. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2022, the end of the most recent fiscal quarter, there were 158,950,655 common shares and no preferred shares issued and outstanding.

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

In January 2020, Coeur Mining Inc. signed an option agreement on the Company’s Tim Property in the Yukon. Under the agreement, Coeur can earn an 80% interest in the property by funding $3.55 million in exploration over five years and paying Alianza $575,000 in cash payments over eight years. The 2020 exploration program on Tim was planned to consist of detailed mapping, soil geochemical surveys, and reopening old trenches for sampling. However, since the required permits for the exploration program were not received until late in 2020, the was deferred.

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

In February 2022, the Company issued a Technical Report on the Haldane Property prepared by Equity Exploration Consultants Ltd.

In January 2023, the Company received approval from the US Forest Service and the Colorado Division of Reclamation, Mining and Safety for its proposed drill program at the Twin Canyon property. All necessary permits have been received for 13 drill holes from 8 drill pads totaling 3,950 meters of drilling. The Company is seeking a partner to fund this drill program.

Business Overview

The Company currently has interests in mineral exploration projects located in Colorado and Nevada, USA, the Yukon Territory, Canada, and a Net Smelter Royalty on a property in Peru. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in Colorado and Nevada, USA, and the Yukon Territory, Canada. All of the Company's properties are currently at the exploration stage.

United States Properties

Colorado Properties

Twin Canyon Property

The Twin Canyon Property is a 450 hectare (1,100 acre) gold exploration project located in La Plata and Montezuma Counties in Southwest Colorado, approximately 20 kilometers from the town of Mancos.

The project is at the exploration stage and currently does not contain proven mineral reserves.

Twin Canyon Claims

Scale
0
700 meters
Twin Canyon Claims
TC 1-55 Claims
East Gulch
Twin Canyon Basin
Caviness Mountain
Radio Towers
MONTEZUMA CO
LA PLATA CO
LA PLATA MOUNTAINS
Caviness Spring
Valley View Spring
N
W
E
S

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

A soil geochemical survey of 200 samples has now commenced. This program is to assess the potential for additional gold mineralization in the Junction Creek sandstone and prioritize targets for follow-up.

On January 11th, 2023, the Company received notice that its proposed drill program has been approved by the United States Forest Service and the Colorado Division of Reclamation, Mining and Safety, subject to certain standard operating conditions and placement of a $18,104 bond. All necessary permits have been received to conduct a 13-hole drill program from 8 drill pads, totaling approximately 3,950 meters of drilling. The Company is seeking a partner to fund this drill program.

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

In December 2021, the Strategic Alliance optioned the property to Allied Copper Corp. (“Allied”), a public company traded on the TSX Venture Exchange. Under the option agreement, Allied would:

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

If Allied files on SEDAR an NI 43-101 technical report establishing the existence of a resource on any portion of the Klondike Property of at least 50,000,000 tonnes of either copper or copper equivalent at a minimum cut-off grade of 0.50% copper or copper equivalent and categorized as a combination of inferred resources, indicated resources and measured resources, then Allied would also issue a further 3,000,000 warrants exercisable for a three year term at a price equal to the 10-day VWAP of Allied’s common shares at the time of the issuance.

Subsequent to the end of the fiscal year, Allied issued notice to the Strategic Alliance that it was terminating the option agreement. The Strategic Alliance retains a 100% interest in the property.

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

The 2022 exploration program was funded by Allied. They completed an airborne magnetics survey utilizing a drone-mounted magnemeter. Data was collected on 50-meter line spacings for a total of 213 line kilometers. The purpose of the survey was to identify potential structures and alteration associated with copper mineralization to help prioritize drilling targets for a summer drill program.

Permits for the drill program were received in June 2022, and drilling commenced in August. The planned 1,000 meter program of 5 holes was designed to test three separate multi-kilometer copper-mineralized targets at the North East fault (2 holes), at the East Graben fault (1 hole), and at the West Graben fault (2 holes).

At the North East Fault, two holes were drilled in a scissor pattern to test the trace of the fault. Neither hole was able to reach target depth due to problems with the drill rig. Hole KDB22-01 was collared on Salt Wash Member sandstone that is strongly mineralized in the target area, including previous chip samples including 4.6 m that averaged 1.56% copper and 1.4 g/t silver in 2021 sampling. The first 3.4 meters of malachite and copper oxide mineralization were not recovered due to broken ground and setting casing, with the next 6.8 meters averaging 0.51% copper. Hole KDB22-04 intersected 3.08 m of 0.24% copper from 14.57 a depth of meters. The presence of significant copper mineralization at the tops of KDB22-01 and -04 is particularly encouraging as the targeted North East Fault was not tested. Copper mineralized sandstones at the Northeast Fault target can be traced along the fault and outboard from it into the adjacent sandstones over an area 200 meters long by 100 meters wide before becoming obscured beneath gravel cover. Further anomalous copper was encountered over one kilometer to the northwest where the structure and host strata next appear from beneath the same gravel cover.

Holes KDB22-02 and KDB22-05 were drilled to test the West Graben Fault. Hole KDB22-05 intersected an eastern strand of the West Graben fault, which contained native copper and chalcocite at a depth of 44.96 meters. This interval returned 4.26% copper over 1.06 meters within a broad interval of anomalous copper mineralization (chalcocite and copper oxide) averaging 0.15% over 42 meters (excluding the high-grade interval – 0.043%

copper over 42 meters). This hole exhibits extensive alteration and bleaching, with chalcocite and copper oxides within four different sedimentary units within the hole. The strong copper mineralization within the fault strand and the extent of alteration and bleaching in adjacent units suggests the main strand of the fault remains a highly prospective target.

On the East Graben Fault, one hole was drilled where surface sampling returned anomalous copper over 2 km of strike length, including 2.8% copper with 37.8 g/t silver and 1.5% copper with 24.3 g/t silver in rock samples. Hole KDB22-03 encountered patchy malachite and copper oxides throughout the section cutting sandstones of the Salt Wash Formation. The fault itself was not intersected due to difficulties with the drill rig and the target remains untested. The presence of patchy copper mineralization, particularly in the Salt Wash Formation indicates potential for copper mineralization between the two graben bounding faults (East and West Graben faults), a distance of 600 meters from Hole KDB22-05.

Significant intercepts from the 2022 drill program are detailed in the following table:

Hole	From (m)	To (m)	Interval (m)	Target	Copper (%)
KDB22-01	3.41	14.81	11.40	North East Fault	0.34
Incl.	7.19	13.99	6.80		0.51
KDB22-02	3.05	3.93	0.88	West Graben Fault	0.13
KDB22-03	11.64	14.33	2.69	East Graben Fault	0.21
and	24.69	25.30	0.61		0.66
KDB22-04	14.57	17.65	3.08	North East Fault	0.24
Incl.	15.85	16.89	1.04		0.57
KDB22-05	44.96	46.02	1.06	West Graben Fault	4.26
and	68.88	70.41	1.53		0.39
and	74.07	75.13	1.05		0.17

On February 3, 2023, Allied informed the Strategic Alliance that it was terminating the option agreement on the property. The Company and its alliance partner Cloudbreak Discovery PLC retain a 100% interest in this property and are seeking a new partner to fund the next phase of exploration, including a new drill program.

On February 14, the Company announced the Colorado State Board of Land Commissioners has approved the extension of a State Lease at the Klondike Property, for an additional four (4) years. The term of this Lease will expire on February 1, 2027. This Lease provides for the exclusive right to conduct mineral exploration on the 6,400-acre (2,590 Ha) parcel included within the existing Klondike Property. Alianza will pay a yearly fee of $5 per acre (total $3,200) per year to maintain the lease. Securing this extension was important as the next phase of drilling will likely include a portion of the property contained in this State Lease acreage.

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

Nevada Properties

The Company currently has an interest in three Nevada exploration properties which were acquired in two separate transactions.

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

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche, Nevada. The property consisted of 63 claims totaling 1,411 acres, as the Company dropped 66 claims of 1,478 acres in fiscal 2015 and staked 33 new claims in fiscal 2017, and staked 26 new claims in fiscal 2019. The Company had a 100% interest in the property, subject to a 1% NSR payable to Sandstorm on all the claims acquired from Sandstorm and a 2% NSR on some claims acquired from Sandstorm payable to Nevada Eagle Resources LLC (“NER”).

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

During the fiscal year ended September 30, 2022, the Company dropped the Horsethief property and wrote off $146,089 of capitalized exploration and evaluation costs.

Bellview

The Bellview property is located in White Pine County, southeast of Carlin, Nevada. The property consisted of 44 claims totaling approximately 986 acres, as the Company dropped 44 claims of 985 acres in fiscal 2015 and 10 claims of 224 acres in fiscal 2016. All the 44 claims had a 2% NSR to Fronteer Development Group Inc. (“Fronteer”) and a 1% NSR to Sandstorm.

During the year ended September 30, 2022, the Company dropped the Bellview property and wrote off $110,687 of capitalized exploration and evaluation costs.

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
N

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

The most recent work on the property prior to the Company’s acquisition was completed by the Equity Exploration Consultants Inc (the property vendor) in 2010 and 2011 on behalf of an optionor. Work included upgrading the road access to the property, mapping, prospecting, soil geochemical sampling and 1800 meters of diamond drilling in two phases. This drilling extended the mineralization associated with the historic Johnson and Middlecoff zones, intersecting wide, strong structures. However, the extremely broken and strongly oxidized nature of the mineralized zones resulted in poor recoveries and limited remnant sulphide minerals potentially affecting the reliability of the assay results. Management believes that with an appropriate drill budget, larger diameter coring and testing lower parts of the system where the oxidation does not run as deep will lead to better recoveries and silver-lead-zinc concentrations in assays.

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

Current and Anticipated Exploration

In September 2022, exploration resumed at Haldane. This program consists of mapping, prospecting and trenching of targets in preparation for drill testing. The work is investigating the extensions of historical high-grade silver production on the property as well as recently defined targets, such as the West Fault where the Company was outlining high-grade silver mineralization which recently returned 3.14 m (true width) averaging 1,351 g/t silver, 2.43% lead and 2.91% zinc in drilling.

The current program investigated four areas with potential for traditional “Keno-style” carbonate-silver bearing sulphide vein mineralization in the Basal Quartzite member of the Keno Hill Quartzite formation, as seen at the Middlecoff and West Fault zones at Haldane and similar to that which comprises ore at the nearby Keno Hill mine and surrounding deposits. Targets may also be prospective for gold mineralization in the Sourdough member of the Keno Hill Quartzite formation, which sits stratigraphically above the Basal Quartzite member. Other explorers in the district have recently been successful in identifying gold deposits within this unit.

Four target areas were investigated in the 2022 program, Bighorn, Sundown, Bighorn East and Ross West. Field work at Bighorn targeted the extension of known mineralization identified in surface trenches and diamond drilling in 2019. This hole (HLD19-15) was the first test within a 900-meter long silver-lead soil geochemical anomaly, intersecting four separate structures in drilling, with one yielding 2.35 m of 125.7 g/t silver and 4.39% lead. Trench BHU3 intersected faulted quartzites and schists of the Basal Quartzite Member of the Keno Hill Formation approximately 250 m south of HLD19-15. No sulphides remain, but sampled oxide mineralization from a 2 m chip sample returned 32.7 g/t silver. This structure, now termed the BT structure, has been identified in drilling and in surface trenching over 525 meters of strike length with at least 1,400 meters of strike potential in the favorable Basal Quartzite Member host rocks. Importantly, further potential to expand the BT structure strike exists where the fault continues within the Basal Quartzite under cover of the overlying Sourdough Member. Due to these encouraging results, the Bighorn target is now a priority for drill testing in 2023, along with the West Fault.

At the Sundown and Ross West target areas, crews were unable to identify the source of anomalous soil geochemical results, largely due to the depth of overburden and a lack of outcrop. At Bighorn East intrusive sills and dykes identified in the area were not precious metals bearing.

Exploration in calendar 2023 is planned to consist of airborne electromagnetic and magnetic surveys to help map lithologies, refine targets structures, and identify new, potentially silver-bearing target structures. This work will be followed by trenching where applicable, and diamond drilling. The next phase of drilling will be conducted on multiple targets, including the West Fault silver discovery and the emerging Bighorn silver target.

The West Fault drilling will target the extensions down plunge on the target where high-grade silver mineralization has been identified over an area 100 meters by 90 meters in size, and on two structural levels within the West fault structure. Drilling would aim to build on previous intersections at West fault including 1.8 meters of 818 grams per ton silver, 3.47% lead, 1.03% zinc and 3.14 meters of 1,315 grams per ton silver, 2.43% lead, 2.91% zinc (true widths). At least four holes are planned to test the extensions of this mineralization on 50-meter step-outs.

Drilling is also planned for the Bighorn target located 3 kilometers to the northwest of the West Fault. The Bighorn target was identified from soil geochemical sampling that returned anomalous values for lead and silver in soils. The only drill hole at this target returned 125.7 grams per ton silver and 4.39% lead over 2.35 meters from previously unrecognized vein structures. Trenching and groundwork in 2022 programs was able to refine targeting at Bighorn, and additional drilling will test this target for its potential to host wide, high grade silver mineralization.

Additional drilling will also target the Main and Middlecoff targets, and any targets generated from the geophysical data and trenching.

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

To earn an initial 51% interest, Coeur must make the exploration financing and cash payments under the following schedule:

Date/Period	Exploration Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000 (received)
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000 (received)
On or before 3rd anniversary of the Class 1 Notification Date	$500,000	$50,000
On or before 4th anniversary of the Class 1 Notification Date	$1,000,000	$75,000
On or before 5th anniversary of the Class 1 Notification Date	$1,500,000	$100,000

(*) Class 1 Notification Date is December 16, 2020.

Once Coeur earns the initial 51% interest in the property, in can increase its interest to 80% by financing a feasibility study and notifying the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as pay an additional $300,000 to the Company as follows:

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

Current and Anticipated Exploration

Coeur is the operator for exploration at Tim under the agreement. In 2022, permitting for a drill program was ongoing. These permits are expected to be received in 2023, which would allow for Coeur to conduct the drilling later in 2023.

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

Current and Anticipated Exploration

The Company is currently seeking a joint-venture partner for the White River property.

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

Current and Anticipated Exploration

The Company is currently seeking a joint-venture partner for the Goz Creek property.

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

The Company is currently seeking a joint-venture partner for the Mor property.

Prospector Mountain Property

The Prospector Mountain Property is located in west central Yukon Territory. During the 2020 fiscal year, the Company dropped the property and wrote off the capitalized acquisition and exploration expenditures.

British Columbia Property

KRL Property

The KRL property is a 781 hectare gold exploration project located within the Golden Triangle of northwest British Columbia. The Company could acquire a 100% interest in the property, subject to a 1% NSR.

During the fiscal year ended September 30, 2022, the Company dropped the KRL property and wrote off $336,975 of capitalized exploration and evaluation costs.

Peruvian Properties

Yanac Property

The Yanac Property is an approximate 1,572 hectares copper-molybdenum exploration project located in the Ica Department of Southern Peru. The Company had a 100% interest in the property, subject to a 0.5% NSR.

During the fiscal year ended September 30, 2022, the Company dropped Yanac and wrote off $444,295 of capitalized exploration and evaluation costs.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.38 on September 30, 2022.

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

Results of Operations

Year Ended September 30, 2022 vs. Year Ended September 30, 2021

During the year ended September 30, 2022, a drill program was completed on the Klondike property in Colorado. At Haldane, additional exploration was conducted in preparation of a new drill program in 2023.

The comprehensive loss for the year ended September 30, 2022 was ($2,022,583), or ($0.01) per share, compared to a loss of ($959,818), or ($0.01) per share, for the year ended September 30, 2021.

In the year ended September 20, 2022, expenses totaled $1,338,320, which was an increase of $81,420 compared to expenses of $1,256,900 for the year ended September 30, 2021.

Significant changes occurred in share-based payments, which increased to $365,300 from $202,304 as the Company issued additional stock options in the current year; Travel, which rose to $27,195 from $3,054; Investor relations and shareholder information declined to $465,385 from $517,551; Property investigation expenses fell to $33,696 from $53,953; Transfer agent, listing and filing fees declined to $37,123 from $47,721; and wages, benefits and consulting fees declined to $174,219 from $193,848.

Other items include the write-down of exploration and evaluation assets of ($1,038,046) compared to ($8,469) in 2022, as the Company dropped and wrote-off the Yanac, KRL, Horsethief and Bellview properties. Fair-value loss on marketable securities was ($84,485) which was the change in valuation on shares received from option partners, and loss on transfer of marketable securities was ($416). Flow-through share premium recovery was $28,828 compared to $349,676 in 2022. Proceeds received in excess of exploration and evaluation assets costs was $341,966.  Interest income was $1,997 compared to $1,187 in 2022, and foreign exchange gain was $36,486 compared to a loss of ($24,618) in 2022.

Other comprehensive loss included a gain on exchange difference arising on the translation of foreign subsidiary of $29,407 compared to a loss of ($20,694) in the prior year.

Year Ended September 30, 2021 vs. Year Ended September 30, 2020

During the year ended September 30, 2021, the Company completed the Phase II drill program at Haldane, and received its exploration permit on the KRL Property in British Columbia. In the United States, the Company entered into the Strategic Alliance with Cloudbreak and acquired the Klondike Property under the Alliance.

The comprehensive loss for the year ended September 30, 2021 was ($959,818), or ($0.01) per share, compared to a net loss of ($1,053,762), or ($0.01) per share, for the year ended September 30, 2020.

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

Liquidity and Capital Resources

The Company had a working capital deficit of ($171,465), including cash of $403,093 and restricted cash of $234.081, compared to working capital at September 30, 2022 of $145,516, including cash of $412,676. Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2023, and planned property expenditures will depend on the Company’s working capital position.

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

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds
Fiscal 2018	Acquisition of Mineral Property	2,000,000	$ 0.085	$ 170,000
	Acquisition of Mineral Property	100,000	0.12	12,000
	Acquisition of Mineral Property	100,000	0.09	9,000
	Private Placement	7,500,000	0.10	750,000
	Exercise of Finder’s Warrants	155,000	0.10	15,500

Fiscal 2019	Acquisition of Mineral Property	225,000	$ 0.085	$ 14,625
	Acquisition of Mineral Property	1,136,363	0.066	75,000
	Flow-through Private Placements	17,111,666	0.06	1,026,500
	Private Placements	18,820,000	0.05	941,000

Fiscal 2020	Acquisition of Mineral Property	125,000	$ 0.09	$ 11,250
	Acquisition of Mineral Property	500,000	0.085	42,500
	Acquisition of Mineral Properties	700,000	0.13	91,000
	Private Placement	22,000,000	0.05	1,100,000
	Exercise of Options	250,000	0.10	25,000
	Exercise of Warrants	3,030,000	0.10	303,000
	Exercise of Finder’s Warrants	1,203,025	0.05	60,151

Fiscal 2021	Acquisition of Mineral Property	150,000	0.11	$ 16,500
	Acquisition of Mineral Property	200,000	0.065	13,000
	Private Placement	7,670,370	0.135	1,035,500
	Private Placement – Flow-through	13,881,130	0.155	2,151,575
	Private Placement – Flow-through	10,510,333	0.12	1,261,240
	Exercise of Warrants	6,240,000	0.10	624,000
	Exercise of Finder’s Warrants	56,100	0.05	2,805

Fiscal 2022	Private Placement	10,000,000	0.075	$ 750,000

Year Ended September 30, 2022

At the end of the fiscal year ended September 30, 2022, the Company had a working capital deficit of ($171,465) compared to working capital of $145,516 as of September 30, 2021. During the fiscal year ended September 30, 2022, Operating Activities used cash of ($435,882), including the net loss of ($2,051,990).

Items not affecting cash include the write-down of exploration and evaluation assets of $1,038,046, fair value loss on marketable securities of $84,485, flow-through share premium recovery of ($28,828), loss on transfer of marketable securities of $416, proceeds received in excess of exploration and evaluation asset costs of ($341,966), and share-based payments of $365,300.

Changes in non-cash working capital items include a decline in receivables of $17,502; a decline in amounts due from alliance partner of $126,047; increase in VAT receivables of ($753); an increase in prepaid expenses of ($60,669); an increase in accounts payable and accrued liabilities of $11,604; an increase in due to related parties of $170,843; and an increase of funds held for optionee of $234,081.

Cash flows from Investing Activities used cash of ($49,243), with ($61,584) used for deposits, and the balance of $12,341 is the amount expended on exploration and evaluation assets, net of recoveries. Cash flows from Financing Activities provided cash of $729,630, which included proceeds from the issuance of common shares of $750,000 and share issue costs of ($20,370). The effect of exchange rate changes on cash was ($20,007).

Cash totaled $403,093 and restricted cash of $234,081 as of September 30, 2022 compared to cash of $412,676 and restricted cash of $Nil as of September 30, 2021, an increase of $224,498.

During the year, the Company issued a total of 10,000,000 common shares through a non-brokered private placement of common stock units at a price of $0.075 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.125 until May 19, 2025. The Company had share issuance costs of $20,370 in connection with the financing.

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

•Issued 350,000 common shares for the acquisition of property interests:

oIssued 150,000 common at a price of $0.11 per share for a total consideration of $16,500 to pay for the Haldane property.

oIssued 200,000 common shares at a price of $0.065 per share for a total consideration of $13,000 to pay for the KRL property.

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

•Issued 1,325,000 common shares for the acquisition of property interests:

o125,000 common shares at a deemed price of $0.09 per share for total consideration of $11,250 were issued pursuant to the acquisition of the Haldane property;

o200,000 common shares were issued at a deemed price of $0.13 per share for total consideration of $26,000 pursuant to the acquisition of the KRL property;

o500,000 common shares were issued at a deemed price of $0.085 per share for total consideration of $42,500 and 500,000 common shares were issued at a price of $0.13 per share for total consideration of $65,000, pursuant to the acquisition of the Twin Canyon property.

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

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-

production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

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

As at September 30, 2022, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

IFRS 9
Financial Assets
Cash and restricted cash	Amortized cost
Receivables	Amortized cost
Due from Alliance Partner	Amortized cost
Marketable securities	Fair Value through profit and loss

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Funds held for optionee	Amortized cost

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.38 on September 30, 2022.

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

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of January 31, 2023 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Sven Gollan is a resident of Norway, while all the other Directors are residents and citizens of Canada. Each director was elected at the Annual General Meeting held on March 17, 2022.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	52	July 23, 2007
Craig Lindsay (1)	57	November 3, 2008
Mark T. Brown (1)	54	February 28, 2014
Jason Weber	52	March 10, 2014
Sven Gollan	40	March 17, 2022

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 10, 2022. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of January 31, 2023, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	52	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	48	April 29, 2015
Rob Duncan	Vice-President Exploration	48	August 1, 2020

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He was President of Estrella from May 2014 until its acquisition by the Company in April 2015 and was named President and CEO of the Company upon completion of the acquisition. He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America and has also worked on gold and copper projects in British Columbia and Australia. Mr. Weber is a past Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). He currently serves as a Director of Acme Gold Company, a mineral exploration company traded on the Canadian Securities Exchange. Mr. Weber spends approximately 95% of his time on the affairs of the Company.

Marc G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He was a former Vice-President of Corporate Development of Nevsun Resources Ltd., a mining company formerly traded on the TSX and NYSE MKT and is the President and CEO of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. He also serves as a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, a Director of Visionary Gold Corp., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Banyon Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. Mr. Blythe devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: : a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of EGR Exploration, a gold exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; and as CEO and a Director of Mich Resources Ltd., a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 15% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services; a director of Excellon Resources Inc., a mineral production company traded on the New York Stock Exchange and Toronto Stock Exchange; a director of VR Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a director of Electric Royalties Ltd., a mineral royalty portfolio company traded on the TSX Venture Exchange; and CEO and a Director of ReVolve Renewable Power Corp., a renewable energy company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009, and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

Sven Gollan is Corporate Treasurer at FruchtExpress Norge, the Norwegian Branch of FruchtExpress, a European logistics company. He has been with FruchtExpress Grabher in the Corporate Treasury Unit of the Grabher Family Office, Austria since 2015. The Grabher Family Office is a strategic investor in exploration-stage commodity projects, energy, infrastructure and food companies, and is an major shareholder of Alianza. From 2011 to 2015 he was an external consultant for the Grabher Family, Austria. Prior to his work with the Grabher Family Office, he spent 16 years as an Investment/Private Banker in Germany and Austria and was active in the education and training of securities advisors and investment bankers. In addition to his service as a Director to Alianza, Mr. Gollan is Manager of Business Development for Teako Minerals Corp., a mineral exploration company traded on the Canadian Securities Exchange; a Director of EGR Exploration, a gold exploration company traded on the TSX Venture Exchange; and is a Director of Sego Resources, a copper-gold exploration company traded on the TSX Venture Exchange. Mr. Gollan devotes approximately 5% of his time to the Company’s affairs.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Avrupa Minerals (since July 2010), Au Gold Corp. (since December 2020) and Mountain Boy Minerals, (since December 2017). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on March 17, 2022.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation	Total Compensation
Jason Weber, President, CEO and Director	2022 2021 2020	$ 162,000 162,000 147,000	1,000,000 300,000 Nil	$ 59,000 30,270 Nil	$ Nil Nil Nil	$ 221,000 192,270 147,000

Winnie Wong, Chief Financial Officer	2022 2021 2020	N/A N/A N/A	500,000 200,000 Nil	$ 29,500 20,180 Nil	$ Nil Nil Nil	$ 29,500 20,180 Nil

Rob Duncan, Vice-President, Exploration	2022 2021 2020	$ 150,000 145,625 25,000	750,000 300,000 Nil	$ 44,250 30,270 Nil	$ Nil Nil Nil	$ 194,250 175,895 25,000

Marc G. Blythe Director and former President and CEO	2022 2021 2020	$ Nil Nil Nil	500,000 200,000 Nil	$ 29,600 20,180 Nil	$ Nil Nil Nil	$ 29,500 20,180 Nil

Mark T. Brown, Director and former CFO and Corporate Secretary (1)	2022 2021 2020	N/A N/A N/A	750,000 300,000 Nil	$ 44,250 30,270 Nil	$ 201,500 187,245 228,530	$ 245,750 217,515 228,530

Craig Lindsay, Director	2022 2021 2020	N/A N/A N/A	500,000 200,000 Nil	$ 29,500 20,180 Nil	$ Nil Nil Nil	$ 29,500 20,180 Nil

Sven Gollan, Director	2022	N/A	500,000	$ 23,100	$ Nil	$ 23,500

John Wilson, Former Director	2022 2021 2020	N/A N/A N/A	250,000 200,000 Nil	$ 14,750 20,180 Nil	$ Nil Nil Nil	$ 14,750 20,180 Nil

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

No funds were set aside or accrued by the Company during fiscal 2022 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated February 10, 2022.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met in person once in fiscal 2022.

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

Table No. 7 lists, as of January 31. 2023, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	1,085,983	0.68%
Common	Mark T. Brown (2)	19,392,693	12.00%
Common	Craig Lindsay (3)	1,360,000	0.85%
Common	Jason Weber (4)	2,340,083	1.45%
Common	Sven Gollan (5)	1,500,000	0.94%
Common	Winnie Wong (6)	1,050,900	0.66%
Common	Rob Duncan (7)	3,505,111	2.19%

	Total Directors/Officers	30,234,770	17.97%

(1)	Of these shares, 185,983 are common shares and 900,000 represent share purchase options.
(2)

Of these shares, 1,730,000 are common shares and 1,500,000 are share purchase options owned personally. 15,036,926 are common shares and 1,095,767 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(3)	Of these shares, 460,000 are common shares held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 900,000 are share purchase options held by Mr. Lindsay directly.
(4)	Of these shares, 409,333 are common shares, 1,800,000 represent share purchase options and 130,750 represent stock purchase warrants.
(5)	Of these shares, 1,000,000 represent common shares and 500,000 represent share purchase options.
(6)	Of these shares, 900 are common shares and 1,050,000 represent share purchase options.
(7)	Of these shares, 2,055,111 are common shares, 1,250,000 represent share purchase options, and 200,000 are stock purchase warrants.

Based upon 158,950,655 shares outstanding as of January 31, 2023, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

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

On January 31, 2023, the shareholders' list for the Company's common shares showed 158,950,655 common shares issued and outstanding. There are 10 registered holders, including depositories, holding 154,144,034 common shares in Canada. 6 registered holders, including depositories, hold 3,356,621 common shares in the United States, and 2 registered holders, including depositories, holding 1,450,000 common shares in other countries.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of January 31, 2023, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark T. Brown (1)	19,392,693	12.00%
Common	Fruchtexpress Grabher GmbH & Co KG (2)	17,250,000	10.77%

(1)

Of these shares, 1,730,000 are common shares and 1,500,000 are share purchase options owned personally. 15,036,926 are common shares and 1,095,767 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 163,000 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(2)	1,250,000 of these shares are common stock purchase warrants. All of these shares are beneficially owned by Hubert Grabher.

Based upon 158,950,655 shares outstanding as of January 31, 2023, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2022 ended September 30, 2022, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $201,500 (Fiscal 2021 - $187,245; Fiscal 2020 - $228,530) for management, accounting, and shareholder communication services.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2022, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 158,950,655 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2022 and as of January 31, 2023.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending December 31, 2022;

•each of the last twelve fiscal quarters ending the three months ended December 31, 2022; and

•each of the last five fiscal years ending September 30, 2022.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2022	$ 0.04	$ 0.03	$ 0.04
November 2022	0.04	0.02	0.03
October 2022	0.04	0.03	0.03
September 2022	0.06	0.04	0.04
August 2022	0.06	0.05	0.06
July 2022	0.06	0.05	0.05

Three Months Ended December 31, 2022	$ 0.04	$ 0.02	$ 0.04
Three Months Ended September 30, 2022	0.06	0.04	0.04
Three Months Ended June 30, 2022	0.08	0.04	0.05
Three Months Ended March 31, 2022	0.09	0.06	0.07

Three Months Ended December 31, 2021	$ 0.10	$ 0.07	$ 0.08
Three Months Ended September 30, 2021	0.13	0.07	0.10
Three Months Ended June 30, 2021	0.13	0.09	0.11
Three Months Ended March 31, 2021	0.25	0.09	0.11

Three Months Ended December 31, 2020	$ 0.20	$ 0.09	$0.20
Three Months Ended September 30, 2020	0.20	0.07	0.13
Three Months Ended June 30, 2020	0.10	0.05	0.08
Three Months Ended March 31, 2020	0.07	0.03	0.06

Fiscal Year Ended September 30, 2022	$ 0.09	$ 0.02	$ 0.04
Fiscal Year Ended September 30, 2021	0.25	0.07	0.08
Fiscal Year Ended September 30, 2020	0.20	0.03	0.20
Fiscal Year Ended September 30, 2019	0.10	0.04	0.05
Fiscal Year Ended September 30, 2018	0.14	0.06	0.06

Table No. 10 lists, as of January 31, 2023, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/Share	Expiration Date

19,100,000	0.10	February 25, 2023
5,000,000	0.125	May 19, 2025
Total 24,100,000

Table No. 10a lists, as of January 31, 2023, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10a

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

665,583	0.12	June 14, 2023

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

During fiscal 2022 ended September 30, 2022, the Company issued a total of 10,000,000 common shares.

•Issued 10,000,000 common shares through a non-brokered private placement of common stock units at a price of $0.075 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.125 until May 19, 2025.

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

Shares Issued for Assets Other Than Cash

During Fiscal 2022, no common shares were issued for assets other than cash.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 17, 2022.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of January 31, 2023, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	200,000 300,000 300,000 1,000,000	200,000 300,000 300,000 1,000,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Winnie Wong, Chief Financial Officer	100,000 250,000 200,000 500,000	100,000 250,000 200,000 500,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Rob Duncan, Vice-President, Exploration	200,000 300,000 750,000	200,000 300,000 750,000	$ 0.10 0.14 0.10	July 30, 2024 October 15, 2025 January 18, 2027

Marc Blythe Director	50,000 150,000 200,000 500,000	50,000 150,000 200,000 500,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Mark T. Brown, Director	150,000 300,000 300,000 750,000	150,000 300,000 300,000 750,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Craig Lindsay, Director	50,000 150,000 200,000 500,000	50,000 150,000 200,000 500,000	0.10 0.10 0.14 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Sven Gollan	500,000	500,000	0.10	March 17, 2027

Employees/Consultants/ Former Directors	290,000 375,000 505,000 1,800,000	290,000 375,000 505,000 1,800,000	0.10 0.10 0.15 0.10	March 14, 2023 July 30, 2024 October 15, 2025 January 18, 2027

Total Officers and Directors	7,900,000	7,900,000

Total Employees/ Consultants/Former Directors	2,970,000	2,970,000

Total Officers/Directors/ Employees and Consultants	10,870,000	10,870,000

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2022 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

The Company has mineral exploration properties located in the United States which makes its operations subject to foreign currency risk. Significant changes in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, cash flows, and financial condition. The Company has not hedged its exposure to currency fluctuations.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2020. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2022, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2022.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2022 and 2021 ended September 30th is included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2022	Fiscal Year 2021

Audit Fees	$ 20,500	$ 20,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 20,500	$ 20,500

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 30, 2023.

Consolidated Statements of Financial Position at September 30, 2022 and 2021.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2022, September 30, 2021, and September 30, 2020.

Consolidated Statements of Cash Flows for the years ended September 30, 2022, September 30, 2021, and September 30, 2020.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2022, September 30, 2021, and September 30, 2020.

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

** Previously filed as an exhibit to the Company’s Form 6-K filed March 2, 2015.

*** Previously filed as an exhibit to the Company’s Form 6-K filed May 21, 2015.

ALIANZA MINERALS LTD.

Consolidated Financial Statements

For the years ended September 30, 2022, 2021 and 2020

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alianza Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Alianza Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at September 30, 2022 and 2021 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2022, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2022 and 2021 and its financial performance and its cash flows for each of the years in the three-year period ended September 30, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS (PCOAB ID 1054)

Vancouver, Canada

January 30, 2023

We have served as the Company’s auditor since 2015.

CONTENTS

Page

Consolidated Financial Statements:

Statements of Financial Position	98

Statements of Comprehensive Loss	99

Statements of Changes in Shareholders’ Equity	100

Statements of Cash Flows	101

Notes to the Financial Statements	102 - 134

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		September 30,	September 30,
	Note	2022	2021

Assets
Current assets
Cash		$403,093	$412,676
Restricted cash	5(c), (d)	234,081	-
Due from alliance partner	5	-	126,047
Marketable securities	4	161,799	-
Receivables		26,707	43,953
Prepaid expenses		107,030	24,784
		932,710	607,460
Non-current assets
Exploration and evaluation assets	5	7,025,515	7,708,379
Deposits	6	94,720	27,662
VAT receivables		41,186	36,052
		7,161,421	7,772,093

Total assets		$8,094,131	$8,379,553

Current liabilities
Accounts payable and accrued liabilities		$480,299	$214,163
Due to related parties	9	385,574	214,731
Funds held for optionee	5(c), (d)	234,081	-
Flow-through share premium liability	7	4,221	33,050
		1,104,175	461,944
Shareholders' equity
Share capital	7	24,869,917	24,290,287
Reserves	7, 8	3,745,186	3,229,886
Accumulated other comprehensive loss		(15,526)	(44,933)
Deficit		(21,609,621)	(19,557,631)
		6,989,956	7,917,609

Total shareholders' equity and liabilities		$8,094,131	$8,379,553

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on January 30, 2023.

On behalf of the Board of Directors:

Director “Jason Weber”                                   Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30
	Note	2022	2021	2020

Expenses
Accounting and legal fees	9	$201,577	$207,000	$196,373
Depreciation		-	-	140
Investor relations and shareholder information	9	465,385	517,551	550,196
Office facilities and administrative services	9	18,002	18,000	18,000
Office expenses		15,823	13,469	19,134
Property investigation expenses		33,696	53,953	9,965
Share-based payments	9	365,300	202,304	-
Transfer agent, listing and filing fees		37,123	47,721	41,775
Travel		27,195	3,054	18,879
Wages, benefits and consulting fees	9	174,219	193,848	113,703
		(1,338,320)	(1,256,900)	(968,165)

Interest income and other income		1,997	1,187	1,888
Fair value loss on marketable securities	4	(84,485)	-	-
Flow-through share premium recovery		28,828	349,676	21,459
Foreign exchange gain (loss)		36,486	(24,618)	(23,788)
Loss of transfer of marketable securities		(416)	-	-
Loss on disposal of equipment		-	-	(198)
Proceeds received in excess of exploration and evaluation asset costs	5	341,966	-	-
Write-down of exploration and evaluation assets	5	(1,038,046)	(8,469)	(87,338)
Net loss for the year		$(2,051,990)	$(939,124)	$(1,056,142)

Other comprehensive loss
Exchange difference arising on the translation of foreign subsidiary		29,407	(20,694)	2,380
Total comprehensive loss for the year		$(2,022,583)	$(959,818)	$(1,053,762)
Basic and diluted loss per common share		$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding – basic and diluted		152,621,888	139,269,888	96,348,048

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity

Balance, September 30, 2019		82,434,697	$18,487,106	$1,950,613	$641,848	$310,607	$ (26,619)	$(17,562,365)	$3,801,190
Private placement	7(b)(i)	22,000,000	1,100,000	-	-	-	-	-	1,100,000
Acquisition of exploration and evaluation assets	7(b)(ii)(iii)(iv)	1,325,000	144,750	-	-	-	-	-	144,750
Share issue costs	7(b)(i), 8(c)	-	(111,550)	-	-	32,665	-	-	(78,885)
Exercise of options	7(b)(v)	250,000	45,125	(20,125)	-	-	-	-	25,000
Exercise of finder’s warrants	7(b)(v)	1,203,025	100,276	-	-	(40,125)	-	-	60,151
Exercise of warrants	7(b)(v)	3,030,000	303,000	-	-	-	-	-	303,000
Share-based payments	8(a)
Net loss		-	-	-	-	-	2,380	(1,056,142)	(1,053,762)
Balance, September 30, 2020		110,242,722	$20,068,707	$1,930,488	$641,848	$303,147	$ (24,239)	$(18,618,507)	$4,301,444
Private placements	7(b)(vi)(vii)	32,061,833	4,065,589	-	-	-	-	-	4,065,589
Share issue costs	7(b)(vi)(vii)	-	(502,142)	-	-	153,927	-	-	(348,215)
Acquisition of exploration and evaluation assets	7(b)(viii)(ix)	350,000	29,500	-	-	-	-	-	29,500
Exercise of finder’s warrants	7(b)(x)	56,100	4,633	-	-	(1,828)	-	-	2,805
Exercise of warrants	7(b)(x)	6,240,000	624,000	-	-	-	-	-	624,000
Share-based private placements	8(a)	-	-	202,304	-	-	-	-	202,304
Net loss		-	-	-	-	-	(20,694)	(939,124)	(959,818)
Balance, September 30, 2021		148,950,655	24,290,287	2,132,792	641,848	455,246	(44,933)	(19,557,631)	7,917,609
Private placements	7(b)(xi)	10,000,000	600,000	-	150,000	-	-	-	750,000
Share issue costs	7(b)(xi)	-	(20,370)	-	-	-	-	-	(20,370)
Share-based payments	8(a)	-	-	365,300	-	-	-	-	365,300
Net loss		-	-	-	-	-	29,407	(2,051,990)	(2,022,583)
Balance, September 30, 2022		158,950,655	$ 24,869,917	$ 2,498,092	$ 791,848	$ 455,246	$ (15,526)	$ (21,609,621)	$ 6,989,956

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2022	2021	2020
Cash flows from (used in) operating activities
Net loss for the year	$(2,051,990)	$(939,124)	$(1,056,142)
Items not affecting cash:
Depreciation	-	-	140
Loss on disposal of equipment	-	-	198
Fair value loss on marketable securities	84,485	-	-
Flow-through share premium recovery	(28,828)	(349,676)	(21,459)
Loss on transfer of marketable securities	416	-	-
Proceeds received in excess of exploration and evaluation asset costs	(341,966)	-	-
Share-based payments	365,300	202,304	-
Write-down of exploration and evaluation assets	1,038,046	8,469	87,338

Changes in non-cash working capital items:
Receivables	17,502	(30,622)	40,236
Due from alliance partner	126,047	(126,047)	-
VAT Receivables	(753)	(1,102)	(994)
Prepaid expenses	(60,669)	53,109	238,045
Accounts payable and accrued liabilities	11,604	(48,373)	51,149
Due to related parties	170,843	(24,606)	(48,600)
Funds held for optionee	234,081	(83,070)	53,524
Net cash (used in) operating activities	(435,882)	(1,338,738)	(656,565)

Cash flows from (used in) investing activities
Deposits	(61,584)	(27,563)	-
Exploration and evaluation assets, net of recoveries	12,341	(3,298,056)	(628,007)
Net cash (used in) investing activities	(49,243)	(3,325,619)	(628,007)

Cash flows from financing activities
Proceeds from issuance of common shares	750,000	4,448,315	1,100,000
Proceeds from exercise of warrants	-	624,000	303,000
Proceeds from exercise of finder's warrants	-	2,805	60,151
Proceeds from exercise of stock options	-	-	25,000
Share issue costs	(20,370)	(368,215)	(97,385)
Net cash provided by financing activities	729,630	4,706,905	1,390,766

Effect of exchange rate changes on cash	(20,007)	8,065	(96,661)
Change in cash for the year	224,498	50,613	9,533
Cash, beginning of the year	412,676	362,063	352,530
Cash, end of the year	$637,174	$412,676	$362,063
Cash comprised of:
Cash	$403,093	$412,676	$278,993
Restricted Cash	234,081	-	83,070
	$637,174	$412,676	$362,063

Supplemental disclosure with respect to cash flows (Note 10)

Cash includes $50,654 (2021 - $396,594; 2020 - $nil) held to pay for flow-through expenditures. Amounts of $20,398 (2021 - $nil; 2020 - $ nil) included in prepaid expenses and $nil (2021 - $40,413; 2020 - $ nil) included in accounts payable and accrued liabilities also relate to flow-through expenditures incurred or to be incurred.

See accompanying notes to the consolidated financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

As at September 30, 2022, the Company had a working capital deficiency of $171,465 (September 30, 2021: working capital of $145,516) and shareholders’ equity of $6,989,956 (September 30, 2021: $7,917,609).

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2022 reporting period. The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

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

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

As at September 30, 2022, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

IFRS 9
Financial Assets
Cash and restricted cash	Amortized cost
Receivables	Amortized cost
Due from alliance partner	Amortized cost
Marketable securities	Fair value through profit and loss

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Funds held for optionee	Amortized cost

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

•the determination that there are no restoration, rehabilitation and environmental costs to be accrued; and

•the determination that the functional currency of the parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in Peru is the Peruvian nuevo sole and the functional currency of its subsidiaries in the USA is the US dollar.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

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

4.MARKETABLE SECURITIES

On February 3, 2022, the Company received 1,000,000 shares of Allied Copper Corp. (“Allied”) valued at $225,000 pursuant to an option agreement entered into in 2021 for the Klondike property (Note 5(c)). On September 8, 2022, the Company received 250,000 Allied shares valued at $42,500 pursuant to an option agreement entered into in 2022 for the Stateline property (Note 5(d)). The shares are measured and presented at fair value using the observable market share price as at the dates of the statements of financial position. The gain or loss as a result of the re-measurement is recorded in profit and loss.

On August 8, 2022, the Company paid the finders for the Klondike property by transferring 94,293 Allied shares at a value of $20,800 (US$16,000) with a loss on the transfer of Allied shares of $416 recognized.

September 30, 2022	Number of Shares	Cost	Fair Value
Allied Copper Corp.	1,155,707	$ 246,284	$ 161,799

	September 30, 2022	September 30, 2021
Net changes in fair value of marketable securities through profit and loss
Value at February 3, 2022	$225,000	$-
Shares received	42,500
Shares transferred	(21,216)
Change in unrealized (loss)	(84,485)	-
Value at September 30, 2022	$161,799	$-

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS

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

The Company has mineral property interests in USA (the “USA Properties”) and Yukon Territory of Canada (the “Canada Properties”). Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

 Exploration and Evaluation Assets for the year ended September 30, 2022

	USA					Canada			Peru

	Horsethief	Twin Canyon	Klondike	Stateline	Others	Haldane	KRL	Others	Yanac	Total

Balance at September 30, 2021	$150,553	$544,274	$49,263	$17,866	$428,519	$4,648,181	$330,269	$1,109,218	$430,236	$7,708,379

Additions during the year
Acquisition costs:
Claim staking	-	-	69	811	-	-	-	-	-	880
Property acquisition	-	20,561	21,931	49,345	-	-	-	-	-	91,837
	-	20,561	22,000	50,156	-	-	-	-	-	92,717
Exploration expenditures:
Aircraft charter	-	-	-	-	-	1,066	-	-	-	1,066
Camp, travel and meals	-	645	50,344	714	-	30,055	-	-	-	81,708
Drilling	-	-	591,169	-	-	55,332	-	-	-	646,501
Field equipment rental	-	-	27,769	-	-	11.731	-	-	-	39,500
Field supplies and maps	-	-	7,462	104	-	786	-	-	-	8,352
Geochemical	-	407	1,535	-	-	-	-	-	-	1,942
Geological consulting	-	8,473	77,439	25,449	5,214	179,177	4,206	-	-	299,958
Legal and accounting	-	3,444	3,729	1,666	2,823	-	-	-	-	11,662
Licence and permits	-	15,870	18,159	8,364	14,869	-	-	1.995	-	59,257
Management fees	-	-	15,078	4,797	-	-	-			19,875
Permitting	-	16,173	98,901	7,722	-	13,823	2,500	-	-	139,119
Reclamation	-	-	10,525	-	-	-	-	-	-	10,525
Reporting, drafting, sampling, and analysis	-	273	205	12,953	-	23,845	-	-	-	37.276
Trenching	-	274	86.340	394	-	-	-	-	-	87,008
	-	45,559	988,655	62,163	22,906	315,765	6.706	1,995	-	1,443,749
Less:
Option payment received		-	(325,000)	(87,500)	-	-	-	-	-	(412,500)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income		-	310,210	31,756	-	-	-	-	-	341,966
Recovered exploration expenditures	-	-	(1,041,494)	(73,168)	(3,304)	-	-	(40,000)	-	(1,157,966)
Write-down of properties	(146,089)	-	-	-	(110,687)	-	(336,975)	-	(444,295)	(1,038,046)

Net additions	(146,089)	66,120	(45,629)	(16,593)	(91,085)	315,765	(330,269)	(38,005)	(444,295)	(730,080)

Foreign currency translation	(4,464)	41,266	(3,634)	(1,273)	1,262	-	-	-	14,059	47.216

Balance at September 30, 2022	$-	$651,660	$-	$-	$338,696	$4,963,946	$-	$1,071,213	$-	$7,025,515

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA

a)Horsethief (Nevada)

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties. In 2015 and 2016, the Company dropped four of the gold properties. The properties retained are:

•Horsethief

•Bellview (discussed below under “Others – Bellview (Nevada)” section)

•East Walker (discussed below under “Others – East Walker (Nevada)” section)

•Ashby (discussed below under “Others – Ashby (Nevada)” section)

The Horsethief property is located in Lincoln County Nevada, northeast of Pioche. A 2% NSR is payable to a previous owner of the property from production on certain claims on the property while a 1% NSR is payable to Sandstorm on all the claims on the property.

In 2017, the Company acquired new ground by staking an additional 33 BLM Iode mining claims at the Horsethief property.

On March 1, 2019, the Company entered into an option agreement with Hochschild Mining (US) Inc. (“Hochschild”) whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property. During the option period, Hochschild had forwarded a total of $1,601,766 (US$1,200,814) for the Horsethief property. On November 20, 2020, Hochschild terminated the earn-in on the Horsethief project. Thus, the Company retains 100% interest in the Horsethief project.

During the year ended September 30, 2022, the Company dropped the Horsethief property and wrote off $146,089 of capitalized exploration and evaluation costs.

b)Twin Canyon (Colorado)

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

b)Twin Canyon (Colorado) – continued

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

As of September 30, 2022, the Company had spent $651,660 on advancing this property, including the acquisition costs.

c) Klondike (Colorado)

The Company acquired the Klondike property by staking a 100% interest in this property in Colorado.

On June 7, 2021, the Company and Cloudbreak Discovery PLC (“Cloudbreak”) entered into an agreement whereby either company can introduce projects to a Strategic Alliance. Projects accepted into the Strategic Alliance will be held 50/50 as to beneficial ownership but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. The initial term of the Strategic Alliance is two years and may be extended for an additional two years. The Strategic Alliance is not a separate legal entity of any kind and represents a cost-sharing arrangement only.

The Company and Cloudbreak agreed to accept the Klondike property as part of the Strategic Alliance. As of September 30, 2022, Cloudbreak owed $nil (2021 - $94,044) to the Company for reimbursements related to the Klondike property pursuant to the Alliance Agreement. During the year ended September 30, 2022, Cloudbreak was invoiced $12,943 (US$9,443) (2021 - $94,044 [US$73,812]) for reimbursements related to the Klondike property pertaining to the Strategic Alliance

.

On December 3, 2021, as amended February 1, 2022, the Company and Cloudbreak entered into an option agreement, pursuant to which it granted Allied an option to earn a 100% interest in the Klondike property. The Company and Cloudbreak are to each receive 50% of the option payments. Allied can earn a 100% interest in the Klondike property by (i) incurring $4.75 million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 7 million common shares over two years, (iii) making cash payments totaling $400,000 over four years and (iv) issuing 3,000,000 warrants exercisable for a three-year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Allied’s common shares at the time of the issuance, as follows:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

c)Klondike (Colorado) – continued

		Option Payment
Date/Period	Expenditures	Cash	Shares	Warrants
On the Effective Date	None	$50,000 (Company’s portion of $25,000 received)	None	None
On the Closing Date (February 3, 2022)	None	$150,000 (Company’s portion of $75,000 received)	2,000,000 (Company’s portion 1,000,000 shares received)	None
On or before 1st anniversary of the Closing Date	$500,000	None	2,000,000	None
On or before 2nd anniversary of the Closing Date	$750,000	None	3,000,000	None
On or before 3rd anniversary of the Closing Date	$1,500,000	$100,000	None	3,000,000
On or before 4th anniversary of the Closing Date	$2,000,000	$100,000	None	None

Upon Allied’s completion of these option agreement obligations, the Strategic Alliance will transfer a 100% interest in the Klondike property to Allied.

The Strategic Alliance will retain a 2% net smelter royalty which is subject to a buy down provision where Allied may, at its discretion, repurchase half of the royalty for $1,500,000 within 30 days of commercial production.

If Allied files on SEDAR an NI 43-101 technical report establishing the existence of a resource on any portion of the Klondike Property of at least 50,000,000 tonnes of either copper or copper equivalent at a minimum cut-off grade of 0.50% copper or copper equivalent and categorized as a combination of inferred resources, indicated resources and measured resources, then Allied will issue an additional 3,000,000 warrants exercisable for a three year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Allied’s common shares at the time of the issuance.

As at September 30, 2022, Allied had forwarded a total of $1,255,215 (US$915,747) for reimbursements related to the Klondike property and the Company held $226,663 (US$165,364) of restricted cash on behalf of Allied to be spent on the Klondike property, which is recorded as restricted cash.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

d) Stateline (Colorado and Utah)

The Company acquired the Stateline property by staking a 100% interest in this property in Colorado and Utah.

The Company and Cloudbreak agreed to accept the Stateline property as part of the Strategic Alliance. As of September 30, 2022, Cloudbreak owed $nil (2021 - $21,849) to the Company for reimbursements related to the Stateline property pursuant to the Alliance Agreement. During the year ended September 30, 2022, Cloudbreak was invoiced $20,244 (US$14,769) (2021 - $21,849 [US$17,149]) for reimbursements related to the Stateline property pertaining to the Strategic Alliance.

On February 9, 2022, the Company and Cloudbreak entered into an option agreement with Allied to explore the Stateline property with the following terms where the Company and Cloudbreak will each receive 50% of the option payments:

Allied can earn a 100% interest in the Stateline property by (i) incurring $3.75-million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 4.25 million common shares and (iii) making cash payments totaling $315,000 over three years, as follows.

		Option Payment
Date/Period	Expenditures	Cash	Shares
On the Effective Date	None	$40,000 (Company’s portion of $20,000 received)	None
On the Closing Date (September 8, 2022)	None	$50,000 (Company’s portion of $25,000 received)	500,000 (Company’s portion 250,000 shares received)
On or before 1st anniversary of the Closing Date	$500,000	$50,000	750,000
On or before 2nd anniversary of the Closing Date	$750,000	$75,000	1,500,000
On or before 3rd anniversary of the Closing Date	$1,000,000	$100,000	1,500,000
On or before 4th anniversary of the Closing Date	$1,500,000	None	None

The Strategic Alliance will retain a 2% net smelter royalty which is not subject to a buy down provision.

If Allied acquires additional mineral tenures within the Area of Interest (the “AOI”), it will issue the Strategic Alliance additional common shares on a sliding scale that is proportional to the area of the acquired mineral tenures. Conversely, if the Strategic Alliance acquires mineral tenures within the AOI, it will first offer them to Allied and be compensated on that same sliding scale, should Allied choose to acquire them.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

d) Stateline (Colorado and Utah) – continued

As of September 30, 2022, Allied had forwarded a total of $60,342 (US$44,023) for reimbursements related to the Stateline property. The Company held $7,418 (US$5,412) of restricted cash on behalf of Allied to be spent on the Klondike property, which is recorded as restricted cash. Subsequent to September 30, 2022, Allied forwarded another US$30,000 to the Company.

e) Others – Sinbad (Colorado)

The Company acquired the Sinbad property by staking a 100% interest in this property in Colorado. Even though the Sinbad property did not get accepted as part of the Strategic Alliance, Cloudbreak agreed to reimburse the Company $10,078 for the amounts spent on obtaining this property as of September 30, 2021 (received during 2021).

During the year ended September 30, 2021, the Company dropped the Sinbad property and wrote off $8,469 of capitalized exploration and evaluation costs.

f) Others - Bellview (Nevada)

The Bellview property is located in White Pine County Nevada, near the Bald Mountain Gold Mine. A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

During the year ended September 30, 2022, the Company dropped the Bellview property and wrote off $110,687 of capitalized exploration and evaluation costs.

g) Others - BP (Nevada)

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA. A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

h) Others – Ashby (Nevada)

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

A 2% NSR is payable to NER and a 1% NSR is payable to Sandstorm on production from the property.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

h) Others – Ashby (Nevada) – continued

During the year ended September 30, 2022, Nevada Canyon reimbursed the Company $3,304 (2021 – $3,196) which includes US$543 (2021 – US$543) for the 2022 annual property claim fee and US$2,000 (2021 – US$2,000) for the 2022 annual payment.

i) Others – East Walker (Nevada)

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to NER from production from some claims on the property and a 1% NSR is payable to Sandstorm from all the claims on the property.

Canada

j) Haldane (Yukon)

On March 2, 2018, the Haldane property, located in the Yukon Territory, Canada, was purchased from Equity Exploration Consultants Ltd. (“Equity”). Equity has a 2% NSR royalty on the Haldane property.

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

•make cash payment of $25,000 (paid) and issue 150,000 shares (issued) to the Estate by April 12, 2021; and

•make bonus share payments to the Estate as follows:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

a)Haldane (Yukon) – continued

oissue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

As of September 30, 2022, the Company had spent $4,963,946 (2021 – $4,648,181) on advancing this property, including the acquisition costs.

k) KRL (British Columbia)

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

During the year ended September 30, 2022, the Company dropped the KRL property and wrote off $336,975 of capitalized exploration and evaluation costs.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

l)Tim property (Yukon)

On January 24, 2020, the Company entered into an option agreement with a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) to explore the Tim property in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by (i) financing $3.55 million in exploration over five years and (ii) making scheduled cash payments totaling $275,000 over five years as follows.

Date/Period	Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000 (received)
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000 (received)
On or before 3rd anniversary of the Class 1 Notification Date	$500,000	$50,000
On or before 4th anniversary of the Class 1 Notification Date	$1,000,000	$75,000
On or before 5th anniversary of the Class 1 Notification Date	$1,500,000	$100,000

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

m)Others – White River (Yukon)

In 2010, the Company acquired the White River property through staking. The White River property is located in the Yukon Territory, northwest of Whitehorse.

n) Others – Goz Creek and MOR (Yukon)

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

As of September 30, 2022, the Company had spent $1,071,213 (2021 - $1,119,167) on advancing these properties, net of recoveries.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Peru

On April 29, 2015, the Company acquired the Yanac property which is located in Chincha region of the Department of Ica, south-central Peru.

o)Yanac

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

During the year ended September 30, 2022, the Company dropped Yanac property and wrote off $444,295 of capitalized exploration and evaluation costs.

Mexico

The Company holds a 1% Net Smelter Royalty, capped at $1,000,000, on certain Mexican properties.

6. DEPOSITS

As of September 30, 2022, the Company has a US$58,218 ($79,799) performance bond with the State of Colorado Board of Land Commissioners and Colorado Division of Reclamation, Mining and Safety for the Klondike property and Twin Canyon property (September 30, 2021 – US$10,000 ($12,741) and a $14,921 reclamation bond with the Ministry of Energy, Mines and Low Carbon Innovation for the KRL property (September 30, 2021 - $14,921).

7. SHARE CAPITAL

a) Authorized:

As at September 30, 2022, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series. All issued shares are fully paid.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

7.SHARE CAPITAL – continued

b) Issued:

During the year ended September 30, 2020, the Company:

i)Completed a non-brokered private placement on February 25, 2020 by issuing 22,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $1,100,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.10. In connection with the financing, the Company paid $50,100 as a cash finder’s fee and issued 1,002,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $32,665 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $28,785 in connection with this financing.

ii) Issued 125,000 common shares to the Estate at a price of $0.09 per share for a total consideration of $11,250 to pay for the Haldane property (see Note 5).

iii) Issued 500,000 common shares at a price of $0.085 per share for a total consideration of $42,500 and issued 500,000 common shares at a price of $0.13 per share for a total consideration of $65,000 to pay for the Twin Canyon property (see Note 5).

iv)Issued 200,000 common shares to Kreft at a price of $0.13 per share for a total consideration of $26,000 to pay for the KRL property (see Note 5).

v)Issued common shares pursuant to the exercise of 250,000 stock options, 1,203,025 finder’s warrants and 3,030,000 warrants for cash proceeds of $388,151. During the year ended September 30, 2021, the Company:

vi)Completed a non-brokered private placement on October 9, 2020 by issuing 7,670,370 non-flowthrough units (“Unit”) at a price of $0.135 per Unit for gross proceeds of $1,035,500 and 13,881,130 flow-through shares (“FT Share”) at a price of $0.155 per FT Share for gross proceeds of $2,151,575. Each Unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24-month period at a price of $0.20. In connection with the financing, the Company paid $199,868 as a cash finder’s fee and issued 1,339,036 finder’s warrants, each of which is exercisable into one common share at a price of $0.135 for a period of 24 months. The value of the finder’s warrants was determined to be $109,533 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $277,623 and incurred additional share issue costs of $41,371 in connection with this financing.

vii)Completed a non-brokered private placement on June 14, 2021 by issuing 10,510,333 flowthrough shares (“FT Share”) at a price of $0.12 per FT Share for gross proceeds of $1,261,240. In connection with the financing, the Company paid $79,870 as a cash finder’s fee and issued 665,583 finder’s warrants, each of which is exercisable into one common share at a price of $0.12 for a period of 24 months. The value of the finder’s warrants was determined to be $44,394 and was calculated using the Black-Scholes option pricing model. The Company recorded a flow-through premium liability of $105,103 and incurred additional share issue costs of $27,106 in connection with this financing.

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

7.SHARE CAPITAL – continued

b)Issued: – continued

During the year ended September 30, 2021, the Company: - continued

viii)Issued 150,000 common shares to the Estate at a price of $0.11 per share for a total consideration of $16,500 to pay for the Haldane property (see Note 5).

ix)Issued 200,000 common shares to Kreft at a price of $0.065 per share for a total consideration of $13,000 to pay for the KRL property (see Note 5).

x)Issued common shares pursuant to the exercise of 56,100 finder’s warrants and 6,240,000 warrants for cash proceeds of $626,805.

During the year ended September 30, 2022, the Company:

xi)Completed a non-brokered private placement on May 19, 2022 by issuing 10,000,000 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $750,000. Each Unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.125. Under the residual value approach, $150,000 was assigned to the warrant component of the Units. The Company incurred share issue costs of $20,370 in connection with this financing.

8.STOCK OPTIONS AND WARRANTS

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2022 are summarized as follows:

Expiry date	Exercise price	September 30, 2021	Granted	Exercised	Expired / cancelled	September 30, 2022
March 14, 2023	$ 0.10	840,000	-	-	-	840,000
July 30, 2024	$ 0.10	1,725,000	-	-	-	1,725,000
October 15, 2025	$ 0.14	2,005,000	-	-	-	2,005,000
January 18, 2027	$ 0.10	-	5,800,000	-	-	5,800,000
March 17, 2027	$ 0.10	-	500,000	-	-	500,000
Options outstanding		4,570,000	6,300,000	-	-	10,870,000
Options exercisable		4,570,000	6,300,000	-	-	10,870,000
Weighted average exercise price		$0.12	$0.10	$Nil	$Nil	$0.11

As at September 30, 2022, the weighted average contractual remaining life of options is 3.39 years (September 30, 2021 – 3.11 years; September 30, 2020 – 2.55 years). The weighted average fair value of stock options granted during the year ended September 30, 2022 was $0.06 (2021 - $0.10; 2020 - $ Nil).

Stock option transactions and the number of stock options for the year ended September 30, 2021 are summarized as follows:

Expiry date	Exercise price	September 30, 2020	Granted	Exercised	Expired / cancelled	September 30, 2021
April 29, 2021	$ 0.25	100,000	-	-	(100,000)	-
September 30, 2021	$ 0.15	1,245,000	-	-	(1,245,000)	-
March 14, 2023	$ 0.10	840,000	-	-	-	840,000
July 30, 2024	$ 0.10	1,725,000	-	-	-	1,725,000
October 15, 2025	$ 0.14	-	2,005,000	-	-	2,005,000
Options outstanding		3,910,000	2,005,000	-	(1,345,000)	4,570,000
Options exercisable		3,910,000			(1,345,000)	4,570,000
Weighted average exercise price		$0.12	$0.14	$Nil	$0.16	$0.12

Stock option transactions and the number of stock options for the year ended September 30, 2020 are summarized as follows:

Expiry date	Exercise price	September 30, 2019	Granted	Exercised	Expired / cancelled	September 30, 2020
April 29, 2020	$ 0.25	1,264,500	-	-	(1,264,500)	-
April 29, 2021	$ 0.25	100,000	-	-	-	100,000
September 30, 2021	$ 0.15	1,270,000	-	-	(25,000)	1,245,000
March 14, 2023	$ 0.10	850,000	-	-	(10,000)	840,000
July 30, 2024	$ 0.10	2,015,000	-	(250,000)	(40,000)	1,725,000
Options outstanding		5,499,500	-	(250,000)	(1,339,500)	3,910,000
Options exercisable		5,499,500	-	(250,000)	(1,339,500)	3,910,000
Weighted average exercise price		$0.15	$Nil	$0.10	$0.24	$0.12

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Risk-free interest rate	1.32% - 1.34%	1.29%	n/a
Expected life	5 years	5 years	n/a
Expected volatility	104.30% - 104.41%	101.56%	n/a
Expected dividend yield	nil	nil	n/a

b) Warrants

The continuity of warrants for the year ended September 30, 2022 is as follows:

Expiry date	Exercise price	September 30, 2021	Issued	Exercised	Expired	September 30, 2022
July 9, 2022	$ 0.10	11,350,000	-	-	(11,350,000)	-
October 9, 2022*	$ 0.20	3,835,186	-	-	-	3,835,186
February 25, 2023	$ 0.10	19,100,000	-	-	-	19,100,000
May 19, 2025	$ 0.125	-	5,000,000	-	-	5,000,000
Outstanding		34,285,186	5,000,000	-	(11,350,000)	27,935,186
Weighted average exercise price		$0.11	$0.125	$Nil	$0.10	$0.12

*Subsequent to September 30, 2022, 3,835,186 warrants expired unexercised.

As at September 30, 2022, the weighted average contractual remaining life of warrants is 0.75 years (September 30, 2021 – 1.15 years; September 30, 2020 – 1.94 years).

The continuity of warrants for the year ended September 30, 2021 is as follows:

Expiry date	Exercise price	September 30, 2020	Issued	Exercised	Expired	September 30, 2021
December 24, 2020	$ 0.10	4,400,000	-	(3,300,000)	(1,100,000)	-
July 9, 2022	$ 0.10	12,600,000	-	(1,250,000)	-	11,350,000
February 23, 2023	$ 0.10	20,790,000	-	(1,690,000)	-	19,100,000
October 9, 2022	$ 0.20	-	3,835,186	-	-	3,835,186
Outstanding		37,790,000	3,835,186	(6,240,000)	(1,100,000)	34,285,186
Weighted average exercise price		$0.10	$0.20	$0.10	$0.10	$0.11

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS – continued

b)Warrants – continued

The continuity of warrants for the year ended September 30, 2020 is as follows:

Expiry date	Exercise price	September 30, 2019	Issued	Exercised	Expired	September 30, 2020
March 6, 2020	$ 0.20	2,500,000	-	-	(2,500,000)	-
March 8, 2020	$ 0.15	7,221,875	-	-	(7,221,875)	-
April 7, 2020	$ 0.15	3,255,000	-	-	(3,255,000)	-
April 25, 2020	$ 0.15	5,000,000	-	-	(5,000,000)	-
August 16, 2020	$ 0.20	892,857	-	-	(892,857)	-
December 24, 2020	$ 0.10	5,000,000	-	(600,000)	-	4,400,000
July 9, 2022	$ 0.10	13,820,000	-	(1,220,000)	-	12,600,000
February 23, 2023	$ 0.10	-	22,000,000	(1,210,000)		20,790,000
Outstanding		37,689,732	22,000,000	(3,030,000)	(18,869,732)	37,790,000
Weighted average exercise price		$0.13	$0.10	$0.10	$0.16	$0.10

c) Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2022 is as follows:

Expiry date	Exercise price	September 30, 2021	Issued	Exercised	Expired	September 30, 2022
October 9, 2022*	$ 0.135	1,339,036	-	-	-	1,339,036
June 14, 2023	$ 0.12	665,583	-	-	-	665,583
Outstanding		2,004,619	-	-	-	2,004,619
Weighted average exercise price		$0.13	$Nil	$Nil	$Nil	$0.13

*Subsequent to September 30, 2022, 1,339,036 finder’s warrants expired unexercised.

As at September 30, 2022, the weighted average contractual remaining life of finder’s warrants is 0.25 years (September 30, 2021 – 1.25 years; September 30, 2020 – 0.41 years).

The continuity of finder’s warrants for the year ended September 30, 2021 is as follows:

Expiry date	Exercise price	September 30, 2020	Issued	Exercised	Expired	September 30, 2021
February 25, 2021	$ 0.05	806,100	-	(56,100)	(750,000)	-
October 9, 2022	$ 0.135	-	1,339,036	-	-	1,339,036
June 14, 2023	$ 0.12	-	665,583	-	-	665,583
Outstanding		806,100	2,004,619	(56,100)	(750,000)	2,004,619
Weighted average exercise price		$0.05	$0.13	$0.05	$0.15	$0.13

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS – continued

c)Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2020 is as follows:

Expiry date	Exercise price	September 30, 2019	Issued	Exercised	Expired	September 30, 2020
December 24, 2019	$ 0.05	887,250	-	-	(887,250)	-
April 25, 2020	$ 0.10	240,000	-	-	(240,000)	-
July 9, 2020	$ 0.05	1,007,125	-	(1,007,125)	-	-
August 16, 2020	$ 0.14	26,100	-	-	(26,100)	-
February 25, 2021	$ 0.05	-	1,002,000	(195,900)	-	806,100
Outstanding		2,160,475	1,002,000	(1,203,025)	(1,153,350)	806,100
Weighted average exercise price		$0.06	$0.05	$0.05	$0.06	$0.05

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Risk-free interest rate	n/a	1.09%	1.58%
Expected life	n/a	2 years	1 year
Expected volatility	n/a	120.96%	110.77%
Expected dividend yield	n/a	nil	nil

9. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2022
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 59,000	$ 221,000
Rob Duncan VP of Exploration	$ 150,000	$ Nil	$ Nil	$ Nil	$ 44,250	$ 194,250
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 44,250	$ 44,250
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 14,750	$ 14,750
Sven Gollan Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 23,100	$ 23,100

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS – continued

For the year ended September 30, 2021
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 30,270	$ 192,270
Rob Duncan VP of Exploration	$ 145,625	$ Nil	$ Nil	$ Nil	$ 30,270	$ 175,895
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,270	$ 30,270
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180

For the year ended September 30, 2020
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 147,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 147,000
Rob Duncan, VP of Exploration	$ 25,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 25,000

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS - continued

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2022	September 30, 2021	As at September 30, 2022	As at September 30, 2021
Amounts due to:
Jason Weber	Consulting fee andshare-based payment	$ 221,000	$ 192,270	$ Nil	$ Nil
Rob Duncan	Consulting fee and share-based payment	$ 194,250	$ 175,895	$ Nil	$ Nil
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 201,500	$ 187,245	$ 379,717(b)	$ 214,731
Mark Brown	Expensesreimbursement	$ 19,250	$ 7,421	$ 5,857	$ Nil
TOTAL:		$ 636,000	$ 562,831	$ 385,574	$ 214,731

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $49,465 advance that is non-interest bearing without specific terms of repayment.

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2022 were as follows:

•As at September 30, 2022, a total of $401,957 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•As at September 30, 2022, a total of $20,398 advance for exploration and evaluation costs was included in prepaid expenses;

•As at September 30, 2022, a total of $32,750 in share issue costs was included in due to related parties; and

•The Company recorded $267,500 in marketable securities related to the shares received for Klondike and Stateline properties.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS - continued

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

11.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties. Geographical information is as follows:

	September 30, 2022	September 30, 2020
Non-current assets
USA	$1,070,155	$1,203,216
Peru	41,186	466,288
Canada	6,050,080	6,102,589
	$7,161,421	$7,772,093

12.INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2022	2021

Loss before income taxes	$(2,051,990)	$(939,124)

Expected income tax recovery	$(571,000)	$(255,000)
Permanent differences	91,000	(40,000)
Share issue costs	(38,000)	(40,000)
Change in unrecognized deductible temporary differences	518,000	335,000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

12.INCOME TAXES - continued

	2022	Expiry Date Range	2021	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	(1,347,000)	No expiry date	(6,000)	No expiry date
Property and equipment	14,000	No expiry date	14,000	No expiry date
Share issue costs	297,000	2023 to 2026	416,000	2022 to 2025
Allowable capital losses	3,762,000	No expiry date	3,762,000	No expiry date
Non-capital losses available for future periods	19,521,000	2026 to 2042	18,401,000	2026 to 2041

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2022, the Company has an obligation for future flowthrough expenditures of $50,654 (2021: $396,594).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

13.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company’s property interests in USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk. A 10% change in the US dollar and the Peruvian nuevo sol over the Canadian dollar would change the results of operations by approximately $45,300.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

13. FINANCIAL INSTRUMENTS – continued

(d)  Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates. As at September 30, 2022, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits. Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company owns available-for-sale marketable securities in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)Interest rate risk

As at September 30, 2022, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash. Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

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

ALIANZA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

13. FINANCIAL INSTRUMENTS – continued

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at September 30, 2022	Level 1	Level 2	Level 3	Total
Assets:
Cash	$403,093	$-	$-	$403,093
Restricted cash	234,081	-	-	234,081

As at September 30, 2021	Level 1	Level 2	Level 3	Total
Assets:
Cash	$412,676	$-	$-	$412,676

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

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s approach to managing capital remains unchanged from the year ended September 30, 2021.

15.CONTINGENT LIABILITIES

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

Alianza Minerals Ltd.

Registrant

Dated: April 13, 2023	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer