Form 20-F/A
period 2021-09-30
Alianza Minerals Ltd.
filed 2023-04-28
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment no. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F for the fiscal year ended September 30, 2021 is filed solely to include images that were missing due to a technical glitch. There is no other change versus the previously filed 20-F.

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
Red Mountian
Stewart
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