Form 20-F
period 2023-09-30
Silver North Resources Ltd.
filed 2024-02-22
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Commission file number: 000-55193

Silver North Resources Ltd.

(Formerly Alianza Minerals Ltd.)

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
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrants executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒ N/A ☐

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Silver North is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain requirements, including the requirement to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b), and the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years after the anniversary of the first sale of equity securities pursuant to an effective registration statement, although it will lose that status earlier if revenues exceed US$1.235 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 89

Silver North Resources Ltd.

Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

INTRODUCTION

Silver North Resources Ltd. (“Silver North” or the “Company”) was incorporated in Alberta under the Business Corporations Act (Alberta) on October 21, 2005 under the name Tarsis Capital Corporation. The Company was originally classified as a Capital Pool Corporation ("CPC") and completed is qualifying transaction on July 16, 2007. On April 25, 2008, Tarsis continued into British Columbia under the Business Corporations Act (British Columbia) and changed its name to Tarsis Resources Ltd. on June 17, 2009. On April 29, 2015, the Company acquired all the issued and outstanding common shares of Estrella Gold Corporation by way of a court-approved plan of arrangement. Upon completion of the acquisition, the Company effected a share consolidation of ten old shares for each new share and changed its name to Alianza Minerals Ltd. On August 14, 2023, the Company completed a share consolidation of five old shares for one new share and changed its name to Silver North Resources Ltd.

BUSINESS OF SILVER NORTH RESOURCES LTD.

Silver North is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Silver North’s properties.  All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. The Company has not reported any revenue from operations since incorporation.  As such, Silver North is defined as an “exploration-stage company”.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Silver North”, “the Company”, “Issuer” and “Registrant” refer collectively to Silver North Resources Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2023, 2022 and 2021 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2020 and 2019 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS). Share and per share amounts have been adjusted for the 1 for 5 share consolidation effective August 14, 2023.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 9/30/23	Year Ended 9/30/22	Year Ended 9/30/21	Year Ended 9/30/20	Year Ended 9/30/19

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$27	$0	$0	$2	$7
Net Loss	($795)	($2,052)	($939)	($1,056)	($997)
Total Comprehensive Loss	($818)	($2,023)	($960)	($1,054)	($1,004)
Basic and Diluted Loss Per Share	($0.02)	($0.07)	($0.03)	($0.05)	($0.08)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares (000)	31,838	30,524	27,854	19,270	12,361
Working Capital (deficit)	($684)	($171)	$146	($66)	$29
Mineral Properties	$6,882	$7,026	$7,708	$4,326	$3,728
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$6,279	$6,990	$7,918	$4,301	$3,801
Total Assets	$7,163	$8,094	$8,380	$4,848	$4,495

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/23	$ 1.35	$ 1.39	$ 1.31	$ 1.32
Year Ended 12/31/22	1.30	1.39	1.24	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.31	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.30	1.24	1.25

Three Months Ended 12/31/21	$ 1.27	$ 1.29	$ 1.23	$ 1.28
Three Months Ended 9/30/21	1.26	1.29	1.23	1.27
Three Months Ended 6/30/21	1.23	1.26	1.20	1.24
Three Months Ended 3/31/21	1.27	1.28	1.24	1.26

December 2023		$ 1.36	$ 1.32	$ 1.32
November 2023		1.39	1.36	1.36
October 2023		1.39	1.36	1.39
September 2023		1.37	1.34	1.35
August 2023		1.36	1.33	1.35
July 2023		1.34	1.31	1.32

The exchange rate was $1.32 on December 31, 2023.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2023. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Silver North's executive office is located at:

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7

Telephone: (604) 687-3520

Facsimile: (888) 889-4874

E-Mail: info@silvernorthres.com

Website: www.silvernorthres.com

The Contact person in Vancouver is Jason Weber, President and CEO.

The Company currently leases its corporate office space in Vancouver from Pacific Opportunity Capital Ltd., a related party, under a month to month, verbal agreement.

The Company’s fiscal year ends September 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SNAG".

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of January 29, 2024, there were 36,887,994 common shares and no preferred shares issued and outstanding, after accounting for a 1 for 5 common share consolidation effective August 14, 2023.

Corporate Background

The Company was originally incorporated under the Business Corporations Act (Alberta) under the name "Tarsis Capital Corp." on October 21, 2005. The Company continued into British Columbia under the Business Corporations Act (British Columbia) on April 25, 2008 and changed its name to "Tarsis Resources Ltd." on June 17, 2009. On April 29, 2015, the Company acquired all the issued and outstanding common shares of Estrella Gold Corporation by way of a court-approved plan of arrangement. Upon completion of the acquisition, the Company effected a common share consolidation of ten old shares for each new share and changed its name to “Alianza Minerals Ltd.”.

On August 14, 2023, the Company effected a common share consolidation of five old shares for one new share and changed its name to “Silver North Resources Ltd.”.

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

Currently, the Company conducts mineral exploration in Canada and the United States, and retains royalty interests on properties in Mexico and Peru.

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

In January 2020, Coeur Mining Inc. signed an option agreement on the Company’s Tim Property in the Yukon. Under the agreement, Coeur can earn an 80% interest in the property by funding $3.55 million in exploration over five years and paying Silver North Resources Ltd. $575,000 in cash payments over eight years. The 2020 exploration program on Tim was planned to consist of detailed mapping, soil geochemical surveys, and reopening old trenches for sampling. However, since the required permits for the exploration program were not received until late in 2020, the was deferred.

In June 2020, the Company acquired a lease on the Twin Canyon gold property in southwest Colorado in exchange for cash payments upon signing and the issuance of common shares of Silver North Resources Ltd.when certain milestones are met. The Company also staked additional claims adjacent to the property which expanded the size of the project. A successful field program of soil sampling was completed in fiscal 2020, with a follow-up program of detailed prospecting and mapping, and additional soil sampling, commenced in September 2020.

In June 2021, the Company and Imperial X PLC (formerly Cloudbreak Discovery PLC) entered into a Strategic Alliance to explore for Copper Projects in the Southwestern United States. The partners will identify, acquire and advance copper exploration projects with the intention to finding a partner to further the projects. The first project acquired by the partners was the Klondike Property in Colorado in July 2021. The second project was the Stateline Property in Colorado and Utah acquired in November 2021. The Strategic Alliance agreement terminated in June 2023.

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

During the year ended September 30, 2023, the Company sold its BP property in Nevada to Almadex for consideration of the repayment of the property fees the Company paid in fiscal 2023. The Company also dropped its East Walker property in Nevada. In Peru, the Company sold its project data associated with its former La Estrella project to Highland Silver Corp. for payment of $15,000 and the issuance of 75,000 common shares of Highlander to the Company.

On August 14, 2023, the Company changed its name to Silver North Resources to reflect its new focus on silver exploration and the metal’s pivotal role in sustainable technologies.

In December 2023, the Company completed the private placement of flow-through shares and non-flow through units for gross proceeds of $1,000,000. $460,000 was raised from the sale of flow-through common shares at a price of $0.20 per flow-through common share, and $540,000 was raised from the sale of non-flow-through common share units at a price of $0.20 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable at a price of $0.30 for a period of 3 years from closing. A total of 5,000,000 shares and 1,350,000 warrants were issued. Finder’s fees of $24,640 cash and the issuance of 123,200 finder’s warrants were paid. Proceeds from the flow-through shares will be used for qualifying Canadian Exploration Expenditures, and the proceeds from the units will be used for corporate purposes, including general overhead, project marketing, and new project generation.

Business Overview

The Company is a silver focused exploration company, with its primary focus on its Haldane and Tim silver properties in the Yukon Territory, Canada. The Company also has interests in other mineral exploration projects located in the Yukon Territory, and in Colorado and Nevada, USA. The Company also retains Net Smelter Royalties on a property in Peru and several properties in Mexico. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

In Canada, mining law is a provincial or territorial matter. Maintaining a mineral property requires annual assessment work or cash in lieu of work. Prior to starting a work program, an application describing the program is submitted to the government authorities and this is then distributed for comment to various departments for review, such as fisheries or forestry that may discern impact from the proposed work. The government has an obligation to consult with First Nation groups in the area that may have a land claim over the mineral claims, but this consultation is often delegated to the Company to handle. A memorandum of understanding may have to be negotiated with the First Nation before the government will issue a permit to work. If there is to be any environmental impact, an appropriate reclamation amount is determined, and a bond is posted by the Company for this amount before the permit is issued.

Mineral Properties

The Company currently has interests in mineral exploration properties in the Yukon Territory, Canada, and in the United States in Colorado and Nevada, USA. All of the Company's properties are currently at the exploration stage.

Canadian Properties

Yukon Properties

Haldane Property

The Haldane property is a 8,579 hectare silver/lead/zinc exploration project located 25 kilometers west of Keno City, in the western portion of the Keno Hill Silver District in the Yukon. The Company has a 100% interest in the property, subject to a 2% NSR on a portion of the claims.

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

Under the first agreement dated March 2, 2018, the Company agreed to purchase a 100% interest in 388 claims totaling 7,665 hectares from Equity Exploration Consultants Ltd. (“Equity”) by issuing shares and cash payments to Equity under the following schedule:

•Issue to Equity 2,000,000 (400,000 post-consolidation) shares upon receipt of TSX-V approval (shares issued);

•making two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019 (paid);

•making a final $100,000 payment in cash or by issuing the number of shares of equivalent value at Silver North’s election, on June 30, 2019 ($25,000 cash paid and $75,000 of shares issued); and

•by making the following bonus share payments to Equity:

oissuing Equity 50,000 post-consolidation shares of Silver North upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500 g/t silver-equivalent;

oissuing Equity 100,000 post-consolidation shares of Silver North upon the decision to commence construction of a mine or processing plant on any part of the Haldane Property.

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

Under the second acquisition agreement dated April 12, 2018, the agreed to purchase a 100% interest in 44 claims totaling 914 hectares contiguous to the claims in the first acquisition agreement from the estate of Yukon prospector John Peter Ross (the “Estate”) by issuing shares and making cash payments under the following schedule:

•issue 100,000 (20,000 post-consolidation) shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•make cash payment of $20,000 (paid) and issue 125,000 (25,000 post-consolidation) shares (issued) to the Estate by April 12, 2019;

•make cash payment of $20,000 (paid) and issue 125,000 (25,000 post-consolidation) shares (issued) to the Estate by April 12, 2020;

•make cash payment of $25,000 (paid) and issue 150,000 (30,000 post-consolidation) shares (issued) to the Estate by April 12, 2021; and

•make bonus share payments to the Estate as follows:

oissue 50,000 post-consolidation shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o100,000 post-consolidation shares to be issued upon the decision to commence construction of a mine or processing plant.

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

At the Ross Target, the drill hole tested the Ross Anomaly, a 300 meter by 100-meter lead-zinc-silver soil anomaly, approximately 3 kilometers along trend from the Middlecoff Zone on the Mt Haldane Vein System. Drill hole HLD19-14 was drilled east at -50° for 225 m to cut under the soil anomaly looking for the lower Keno Hill contact and a potential structure related to the soil geochemical anomaly. The hole passed below the anomaly completely within schist and phyllite of the Sourdough Member. The hole contained evidence of mineralization in the schist/phyllite, including manganese and iron oxides in veinlets and shears at 69-71 m, and <0.1% galena-sphalerite disseminated along foliation at 87.4 to 94.0 meters but no significant assays were returned. The hole intersected quartzite below 180 m suggesting the initial target may exist deeper on the section.

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

The zones consist of strongly oxidized, fractured and broken core with fault gouge and little remnant sulphide. Between these structures, the core is altered and mineralized with galena present in veins where preserved. Of note is the uppermost intersection within the Middlecoff zone which included a 0.35 meter section of 996 g/t silver and 1.486 g/t gold. This mineralization was marked by elevated gold-copper-antimony-arsenic values in contrast to the other intersections downhole which are lower in these elements. Further downhole, two additional mineralized structures were also intersected from 133.00 to 133.40 meters and 153.55 to 156.00 meters in Footwall Veins.

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

Future exploration is planned that will consist of airborne electromagnetic and magnetic surveys to help map lithologies, refine targets structures, and identify new, potentially silver-bearing target structures. This work will be followed by trenching where applicable, and diamond drilling. The next phase of drilling will be conducted on multiple targets, including the West Fault silver discovery and the emerging Bighorn silver target.

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

As of September 30, 2023, the Company has expended $5,048,921 on acquisition and exploration on the property.

Tim Property

The Tim Property is located in the southeastern portion of the Yukon Territory. Currently, the property consists of 72 mineral claims. The Company currently has a 100% interest in the property, subject to a 2% NSR. Coeur Mining Inc. can earn up to an 80% interest in the property by funding exploration, a feasibility study, and making a determination to develop a mine, and making certain cash payments to the Company.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. The Company acquired 100% interest in 7 properties, including Tim, in exchange for 350,000 (70,000 post-consolidated) common shares of the Company at a price of $4.00 ($20.00 post-consolidation) per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. Due to exploration spending by ACME Resources as the optionee on the Tim property, the Company issued as a bonus an additional 50,000 (10,000 post-consolidation) common shares to Almaden in Fiscal 2008.

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

In January 2020, the Company finalized an agreement with Coeur Mining, Inc. on the property. Due to delays in receiving the Class 3 land use permit required to conduct additional exploration, the agreement was subsequently amended on December 5, 2023. Coeur can earn an initial 51% interest in the Property, which they can subsequently increase to an 80% interest by funding $3.7 million in exploration over five years and making scheduled cash payments totaling $575,000 over eight years. Coeur must also fund a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the 8th anniversary from the date of notification of the class 1 exploration permit.

To earn an initial 51% interest, Coeur must make the exploration financing and cash payments under the following schedule:

Date/Period	Exploration Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000 (received)
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000 (received)
By December 31, 2023	-	$50,000 (received)
By December 31, 2024	$700,000	$75,000
By December 31, 2025	$1,100,000	$100,000
By December 31, 2026	$1,353,073	$100,000

(*) Class 1 Notification Date is December 16, 2020.

Once Coeur earns the initial 51% interest in the property, in can increase its interest to 80% by financing a feasibility study and notifying the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as pay an additional $200,000 to the Company as follows:

Date/Period	Option Payment
By December 31, 2027	$100,000
On or before 8th anniversary of the Class 1 Notification Date	$100,000

As further consideration for the agreed upon amendments to the option agreement, Coeur agreed to make a one-time payment of $50,000 to the Company which was received on January 4, 2024.

`

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

Current and Anticipated Exploration

Coeur is the operator for exploration at Tim under the agreement. In 2022, permitting for a drill program was ongoing. A five-year Class 3 Land Use Permit was issued in June 2023. Due to the delays in receiving the permit, Coeur was unable to conduct their planned drill program in calendar 2023. Coeur is currently compiling the data from previous programs and refining drill targets for a diamond drilling program which is expected to commence in 2024.

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

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. the Company acquired 100% interest in 7 properties, including MOR, in exchange for 350,000 (70,000 post-consolidation) common shares of the Company at a price of $4.00 ($20.00 post-consolidation) per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. After the completion of the acquisition of the 52 Almaden claims, the Company increased the size of the property by staking additional claims in fiscal 2007 and 2008.

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

British Columbia Property

KRL Property

The KRL property was a 781 hectare gold exploration project located within the Golden Triangle of northwest British Columbia. The Company could acquire a 100% interest in the property, subject to a 1% NSR.

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
Counties, CO

TSX.V:

How Acquired

Under an agreement dated June 17, 2020, the Company acquired a lease on the property under the following terms:

•Make cash payments of US$26,000 ($34,681) to Myron Goldstein and US$32,000 ($42,685) to Jon Thorson (paid) and issue 250,000 (50,000 post-consolidation) common shares to Myron Goldstein and 250,000 (50,000 post-consolidation) common shares to Jon Thorson (shares issued);

•Issue 500,000 (100,000 post-consolidation) common shares five business days following the date the Company stakes any mineral claims adjacent to the property (shares issued);

•Issue 100,000 post-consolidation common shares five business days following the date the Company enters into a joint-venture, option or similar agreement with a third party in respect to the property; and

•Issue 100,000 post-consolidation common shares five business days following the date the Company commences a drill program in respect to the property.

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

How Acquired

The Company originally staked the property for a 100% interest. In June 2021, the Company and Cloudbreak Discovery PLC entered into the Strategic Alliance Agreement. Projects accepted into the Strategic Alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. The initial term of the Alliance Agreement was two years and may be extended for an additional two years. The Company and Cloudbreak agreed to accept the Klondike property as part of the Strategic Alliance.

In December 2021, the Strategic Alliance optioned the property to Volt Lithium Corp. (formerly Allied Copper Corp.), a public company traded on the TSX Venture Exchange. Under the option agreement, Volt would:

•Incur an aggregate of CAD $4,750,000 in exploration expenditures on the property, with at least CAD $500,000 to be spent prior to the first anniversary of the closing date.

•Volt will issue 7,000,000 common shares and make an aggregate of CAD $400,000 in cash payments to the Alliance over a three-year period.

•Upon completion of these option agreement obligations, the Alliance will transfer 100% interest in the Klondike Property to Volt. Volt will also issue 3,000,000 warrants exercisable for a three-year term at a price equal to the 10-day VWAP of Volt’s common shares at the time of the issuance.

•The Alliance will retain a 2% net smelter royalty which is subject to a buy down provision where Volt may, at its discretion, repurchase half of the royalty for CAD $1,500,000 within 30 days of commercial production.

If Volt files on SEDAR an NI 43-101 technical report establishing the existence of a resource on any portion of the Klondike Property of at least 50,000,000 tonnes of either copper or copper equivalent at a minimum cut-off grade of 0.50% copper or copper equivalent and categorized as a combination of inferred resources, indicated resources and measured resources, then Volt would also issue a further 3,000,000 warrants exercisable for a three year term at a price equal to the 10-day VWAP of Volt’s common shares at the time of the issuance.

In February 2023, Volt issued notice to the Strategic Alliance that it was terminating the option agreement.

In June 2023, the Company and Cloudbreak did not mutually agree to extend the Strategic Alliance, and the agreement was terminated. Ownership of the Klondike Property is currently held 100% by Silver North.

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

The 2022 exploration program was funded by Volt. They completed an airborne magnetics survey utilizing a drone-mounted magnemeter. Data was collected on 50-meter line spacings for a total of 213 line kilometers. The purpose of the survey was to identify potential structures and alteration associated with copper mineralization to help prioritize drilling targets for a summer drill program.

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

On February 3, 2023, Volt informed the Strategic Alliance that it was terminating the option agreement on the property. The property is now 100% held by the Company.

On February 14, the Company announced the Colorado State Board of Land Commissioners has approved the extension of a State Lease at the Klondike Property, for an additional four (4) years. The term of this Lease will expire on February 1, 2027. This Lease provides for the exclusive right to conduct mineral exploration on the 6,400-acre (2,590 Ha) parcel included within the existing Klondike Property. The Company will pay a yearly fee of $5 per acre (total $3,200) per year to maintain the lease. Securing this extension was important as the next phase of drilling will likely include a portion of the property contained in this State Lease acreage.

The Company is seeking a new partner to fund the next phase of exploration at Klondike, including a new drill program.

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

In February 2022, the property was optioned to Volt Lithium Corp. who could earn a 100% interest in the property under the following terms.

•Volt would spend an aggregate of CAD $3,750,000 in exploration expenditures on the property over a three-year period, with at least CAD $500,000 being spent prior to the first anniversary of the closing date;

•Volt would issue 4,250,000 common shares over a three-year period of which 500,000 were due on closing; and

•Make an aggregate of CAD $315,000 in cash payments to the Alliance ($90,000 received, of which $45,000 was paid to the Company);

•The Alliance would retain a 2% net smelter royalty which is not subject to a buy down provision.

All payments by Volt would be split between the Company and Cloudbreak on a 50/50 basis.

In June 2023, the Company and Cloudbreak did not mutually agree to extend the Strategic Alliance, and the agreement was terminated. Volt terminated the option agreement on the Stateline project in August 2023, and the Company currently has a 100% interest in the property.

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

Silver North currently has a 100% interest in the property. The Company is seeking a new partner to fund the next phase of exploration at Stateline.

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

During the year ended September 30, 2023, the Company sold the BP property to Almadex with Almadex reimbursing the Company for the property fees it paid in fiscal 2023. The Company wrote-off $307,548 in capitalized exploration costs.

East Walker Property

The East Walker Property is located in Lyon County, west of Hawthorne, Nevada. The property consists of 12 claims totaling approximately 269 acres. The Company had a 100% interest in the property, subject to a 1% NSR payable to Sandstorm on all the claims and a 2% NSR on some claims payable to Nevada Eagle Resources LLC (“NER”), the original owner of the property.

During the year ended September 30, 2023, the Company dropped the East Walker Property and wrote-off $31,395 of capitalized exploration costs.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.35 on September 30, 2023.

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

Results of Operations

Year Ended September 30, 2023 vs. Year Ended September 30, 2022

During the year ended September 30, 2023, exploration continued at Haldane, and the exploration permit was received for the Tim property which will permit partner Coeur to conduct drilling in 2024.

The comprehensive loss for the year ended September 30, 2023 was ($817,618), or ($0.02) per share, compared to a loss of ($2,022,583), or ($0.07) per share, for the year ended September 30, 2022.

In the year ended September 20, 2023, expenses totaled $627,057, which was a decrease of $711,263 compared to expenses of $1,338,320 for the year ended September 30, 2022.

Significant changes occurred in share-based payments, which was $nil compared to $365,000 in fiscal 2022 as no stock options were issued in fiscal 2023; Investor relations and shareholder information, which declined to $144,501 from $465,385; Accounting and legal fees, which fell to $169,483 from $201,577; Travel, which was $9,751 compared to $27,195; Property investigation expenses, which declined to $23,667 from $33,696; Transfer agent, listing and filing fees increased to $47,151 from $37,123; Wages, benefits and consulting fees rose to $194,233 from $174,219; and office expenses rose slightly to $20,271 from $15,823.

Other items include the write-down of exploration and evaluation assets of ($338,943) compared to ($1,038,046) in 2022, as the Company dropped and wrote-off the BP and East Walker projects in Nevada. Write-down of VAT receivables was ($42,706) compared to $nil in the prior year. Proceeds received in excess of exploration and evaluation asset costs declined to $133,008 from $341,966. Loss on sale/transfer of marketable securities was a loss of ($30,052) compared to ($416) in 2022; Fair value gain on marketable securities was $76,985 compared to a loss of ($84,485). Flow-through share recovery fell to $4,221 from $28,828. Interest income was $2,376 compared to $1,997. Other income was $27,000 was is the value of cash and shares received from Highlander for the sale of the project data on the La Estrella property. Foreign exchange gain was $128 compared to $36,486 in 2022.

Other comprehensive loss included a loss on exchange difference arising on the translation of foreign subsidiary of ($22,578) compared to a gain of $29,407 in the prior year.

Year Ended September 30, 2022 vs. Year Ended September 30, 2021

During the year ended September 30, 2022, a drill program was completed on the Klondike property in Colorado. At Haldane, additional exploration was conducted in preparation of a new drill program.

The comprehensive loss for the year ended September 30, 2022 was ($2,022,583), or ($0.07) per share, compared to a loss of ($959,818), or ($0.03) per share, for the year ended September 30, 2021.

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

The comprehensive loss for the year ended September 30, 2021 was ($959,818), or ($0.03) per share, compared to a net loss of ($1,053,762), or ($0.05) per share, for the year ended September 30, 2020.

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

Liquidity and Capital Resources

As of September 30, 2023, the Company had a working capital deficit of ($683,657), including cash of $135,203, compared to a working capital deficit of ($171,465) at September 30, 2022, including cash of $403,093.

Subsequent to the year-end, the Company completed a non-brokered private placement in two traches for gross proceeds of $1,000,000. The placement included both flow-through common shares sold at $0.20 per share and non-flow through common share units sold at $0.20 per unit. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable at $0.30 per share for a period of three years from closing.

•The first tranche closed on October 19, 2023 and consisted of 1,575,000 flow through common shares and 2,500,000 non-flow through common share units. Each unit consisted of 1 common share and ½ of a warrant, with each of the 1,250,000 full warrants exercisable at a price of $0.30 until October 19, 2026. Gross proceeds from the first tranche were $815,000. Finder’s fees of $15,890 cash were paid, and 79,450 finder’s warrants were issued. Each finder warrant from the first tranche is exercisable at a price of $0.20 until October 19, 2026.

•The second tranche closed on December 28, 2023 and consisted of 725,000 flow through common shares and 200,000 non-flow through common share units. Each unit consisted of 1 common share and ½ of a warrant, with each of the 100,000 full warrants exercisable at a price of $0.30 until December 28, 2026. Gross proceeds from the second tranche were $185,000. Finder’s fees of $8,750 cash were paid, and 43,750 finder’s warrants were issued. Each finder warrant from the first tranche is exercisable at a price of $0.20 until December 28, 2026.

A total of 5,000,000 shares and 1,350,000 warrants were issued, and finder’s fees of $24,640 cash and the issuance of 123,200 finder’s warrants were paid. Proceeds from the flow-through shares will be used for qualifying Canadian Exploration Expenditures, including the Haldane Project, and the proceeds from the units will be used for corporate purposes, including general overhead, project marketing, and new project generation.

In January 2024, the Company received $50,000 from Coeur as consideration of amending the Tim property option agreement.

Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2023, and the final amount to be expended on property exploration will depend on the Company’s working capital position.

If the Company is unable to raise additional funds through private placements of equity, or option certain of its properties, it will likely result in a severe reduction in the Company’s exploration and operational budgets and may result in management relinquishing certain mineral claims and severely reducing its operations.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. The number of common shares issued and the price per share have been adjusted for the 1 for 5 common share consolidation effective August 14, 2023.

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal 2019	Acquisition of Mineral Property	45,000	$ 0.425	$ 14,625
	Acquisition of Mineral Property	227,273	0.33	75,000
	Flow-through Private Placements	3,422,333	0.30	1,026,500
	Private Placements	3,764,000	0.25	941,000

Fiscal 2020	Acquisition of Mineral Property	25,000	$ 0.45	$ 11,250
	Acquisition of Mineral Property	100,000	0.425	42,500
	Acquisition of Mineral Properties	140,000	0.65	91,000
	Private Placement	4,400,000	0.25	1,100,000
	Exercise of Options	50,000	0.50	25,000
	Exercise of Warrants	606,000	0.50	303,000
	Exercise of Finder’s Warrants	240,605	0.25	60,151

Fiscal 2021	Acquisition of Mineral Property	30,000	0.55	$ 16,500
	Acquisition of Mineral Property	40,000	0.325	13,000
	Private Placement	1,534,074	0.675	1,035,500
	Private Placement – Flow-through	2,776,226	0.675	2,151,575
	Private Placement – Flow-through	2,102,067	0.60	1,261,240
	Exercise of Warrants	1,248,000	0.50	624,000
	Exercise of Finder’s Warrants	11,220	0.25	2,805

Fiscal 2022	Private Placement	2,000,000	0.375	$ 750,000

Fiscal 2023	Exercise of Warrants	87,860	$ 0.25	$ 21,965

Year Ended September 30, 2023

As of the end of the fiscal year ended September 30, 2023, the Company had a working capital deficit of ($683,657) compared to a working capital deficit of ($171,465) at September 30, 2022. During the fiscal year ended September 30, 2023, Operating Activities used cash of ($369,853), including the net loss of ($795,040).

Items not affecting cash include the write-down of exploration and evaluation assets of $338,943, fair value gain on marketable securities of $(76,985), flow-through share premium recovery of ($4,221), loss on transfer of marketable securities of $30,052, proceeds received in excess of exploration and evaluation asset costs of ($133,008), and write-down of VAT receivables of $42,706.

Changes in non-cash working capital items include a decline in receivables of $66,875; increase in VAT receivables of ($198); a decrease in prepaid expenses of $72,156; an increase in accounts payable and accrued liabilities of $147,863; an increase in amounts due to related parties of $203,085; and a decrease of funds held for optionee of ($234,081).

Cash flows from Investing Activities used cash of ($224,292). Amounts expended on exploration and evaluation assets, net of recoveries, used cash of ($452,748). Proceeds from the sale of marketable securities provided cash of $216,232, and deposits provided cash of $12,224. Cash flows from Financing Activities provided cash of $106,965. Share subscriptions received provided cash of $85,000 and proceeds from exercise of warrants was $21,965.

As of September 30, 2023, cash totaled $135,203 and $Nil restricted cash, compared to cash of $403,093 and restricted cash of $234,081 as of September 30, 2022, which is a decrease of $501,971.

During the year, the Company issued 87,860 common shares pursuant to the exercise of warrants for proceeds of $21,965.

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

Changes in non-cash working capital items include a decline in receivables of $17,502; a decline in amounts due from alliance partner of $126,047; increase in VAT receivables of ($753); an increase in prepaid expenses of ($60,669); an increase in accounts payable and accrued liabilities of $11,604; an increase in amounts due to related parties of $170,843; and an increase of funds held for optionee of $234,081.

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

During the year, the Company issued a total of 2,000,000 common shares through a non-brokered private placement of common stock units at a price of $0.375 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.625 until May 19, 2025. The Company had share issuance costs of $20,370 in connection with the financing.

Year Ended September 30, 2021

At the end of the fiscal year ended September 30, 2021, the Company had working capital of $145,516 compared to a working capital deficit of ($66,197) as of September 30, 2020. During the fiscal year ended September 30, 2021, Operating Activities used cash of ($1,338,738), including the net loss of ($939,124).

Items not affecting cash include flow-through share premium recovery related to the qualifying exploration expenditures funded by the flow-through common shares was ($349,676), write-down of exploration and evaluation assets of $8,469, and share-based payments of $202,304 related to the issuance of stock options. Changes in non-working capital items include an increase in receivables of ($30,622); increase due from alliance partner of ($126,047); increase in VAT receivables of ($1,102); a decrease in prepaid expenses of $53,109; a decrease in accounts payable and accrued liabilities of ($48,373); a decrease of amounts due to related parties of ($24,606); and funds held for optionee decreased by ($83,070).

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

During the year, the Company issued a total of 7,741,587 common shares.

•Issued 1,534,074 non-flow-through units at a price of $0.675 per Unit for gross proceeds of $1,035,500 and 2,776,226 flow-through shares at a price of $0.775 per FT Share for gross proceeds of $2,151,575. Each non-flow through unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share until October 9, 2022 at a price of $1.00. In connection with the financing, the Company paid $199,868 as a cash finder’s fee and issued 267,807 finder’s warrants, each of which is exercisable into one common share at a price of $0.675 until October 9, 2022.

•Issued 2,102,067 flow-through shares at a price of $0.60 per flow-through share for gross proceeds of $1,261,240. In connection with the financing, the Company paid $79,870 as a cash finder’s fee and issued 133,117 finder’s warrants, each of which is exercisable into one common share at a price of $0.60 until June 14, 2023.

•Issued 70,000 common shares for the acquisition of property interests:

•Issued 30,000 common at a price of $0.55 per share for a total consideration of $16,500 to pay for the Haldane property.

•Issued 40,000 common shares at a price of $0.325 per share for a total consideration of $13,000 to pay for the KRL property.

•Issued 11,220 common shares pursuant to the exercise of 11,220 finder’s warrants for cash proceeds of $2,805;

•Issued 1,248,000 common shares pursuant to the exercise of 1,248,000 warrants for cash proceeds of $626,805.

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

As at September 30, 2023, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.35 on September 30, 2023.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of January 31, 2024 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Sven Gollan is a resident of Norway, while all the other Directors are residents and citizens of Canada. Each director was elected at the Annual General Meeting held on March 28, 2023.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	53	July 23, 2007
Craig Lindsay (1)	58	November 3, 2008
Mark T. Brown (1)	55	February 28, 2014
Jason Weber	53	March 10, 2014
Sven Gollan	41	March 17, 2022

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 16, 2023. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of January 31, 2024, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	53	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	49	April 29, 2015
Rob Duncan	Vice-President Exploration	49	August 1, 2020

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

Marc G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He was a former Vice-President of Corporate Development of Nevsun Resources Ltd., a mining company formerly traded on the TSX and NYSE MKT. He currently serves as the President, CEO and a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. He also serves as a Director of Banyon Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. Mr. Blythe devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: : a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and a Director of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of EGR Exploration, a gold exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; a Director of MTB Metals, a mineral exploration company traded on the TSX Venture Exchange; and a Director of Green Bridge Metals, a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 15% of his time to Company affairs.

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

Sven Gollan is Corporate Treasurer at FruchtExpress Norge, the Norwegian Branch of FruchtExpress, a European logistics company. He has been with FruchtExpress Grabher in the Corporate Treasury Unit of the Grabher Family Office, Austria since 2015. The Grabher Family Office is a strategic investor in exploration-stage commodity projects, energy, infrastructure and food companies, and is a major shareholder of Silver North. From 2011 to 2015 he was an external consultant for the Grabher Family, Austria. Prior to his work with the Grabher Family Office, he spent 16 years as an Investment/Private Banker in Germany and Austria and was active in the education and training of securities advisors and investment bankers. In addition to his service as a Director to Silver North, Mr. Gollan is Chief Executive Officer and a Director of Teako Minerals Corp., a mineral exploration company traded on the Canadian Securities Exchange; and is a Director of Sego Resources, a copper-gold exploration company traded on the TSX Venture Exchange. Mr. Gollan devotes approximately 5% of his time to the Company’s affairs.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Avrupa Minerals (since July 2010), Au Gold Corp. (since December 2020) and MTB Metals, (since December 2017). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Rob Duncan has over 30 years of experience in mineral exploration with a wide range of companies, from major producers such as Rio Tinto and Inmet Mining to junior explorers. He has held senior management positions at several junior explorers exploring throughout the North American Cordillera, Canadian Shield and Eastern Europe on a wide variety of deposit types including orogenic gold, porphyry copper (gold), VMS, intrusion related gold, and epithermal gold-silver systems. He also has over ten years of management experience specifically with prospect generator companies, having held the position of Exploration Manager at Rimfire Minerals and VP Exploration and Project Development at Evrim Resources. He previously served as Chief Operating Officer of Kutcho Copper Corp., a mineral exploration company traded on the TSX Venture Exchange, and as COO of QX Metals Corp. (now Gold Bull Resources), a mineral exploration company traded on the TSX Venture Exchange. Mr. Duncan received his BSc in Geology and his M.Sc. in Geological Sciences from University of British Columbia. Mr. Duncan spends approximately 95% of his time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was confirmed by shareholders at the most recent meeting held on March 28, 2023.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years. Option/share totals have been adjusted for the 1 for 5 share consolidation effective August 14, 2023.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation	Total Compensation
Jason Weber, President, CEO and Director	2023 2022 2021	$ 162,000 162,000 162,000	Nil 200,000 60,000	$ Nil 59,000 30,270	$ Nil Nil Nil	$ 162,000 221,000 192,270

Winnie Wong, Chief Financial Officer	2023 2022 2021	N/A N/A N/A	Nil 100,000 40,000	$ Nil 29,500 20,180	$ Nil Nil Nil	$ Nil 29,500 20,180

Rob Duncan, Vice-President, Exploration	2023 2022 2021	$ 150,000 150,000 145,625	Nil 150,000 60,000	$ Nil 44,250 30,270	$ Nil Nil Nil	$ 150,000 194,250 175,895

Marc G. Blythe Director and former President and CEO	2023 2022 2021	$ Nil Nil Nil	Nil 100,000 40,000	$ Nil 29,600 20,180	$ Nil Nil Nil	$ 29,500 20,180

Mark T. Brown, Director and former CFO and Corporate Secretary (1)	2023 2022 2021	N/A N/A N/A	Nil 150,000 60,000	$ Nil 44,250 30,270	$ 158,000 201,500 187,245	$ 158,000 245,750 217,515

Craig Lindsay, Director	2023 2022 2021	N/A N/A N/A	Nil 100,000 40,000	$ Nil 29,500 20,180	$ Nil Nil Nil	$ Nil 29,500 20,180

Sven Gollan, Director	2023 2022	N/A N/A	Nil 100,000	$ Nil 23,100	$ Nil Nil	$ Nil 23,500

John Wilson, Former Director	2023 2022 2021	N/A N/A N/A	Nil 50,000 40,000	$ Nil 14,750 20,180	$ Nil Nil Nil	$ Nil 14,750 20,180

(1)

"Other Compensation" for Mark T. Brown is for management and accounting fees and share issue costs paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director and Ms. Winnie Wong is Vice President.

No funds were set aside or accrued by the Company during fiscal 2023 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated February 16, 2023.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met in person once in fiscal 2023, with other meetings conducted electronically.

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

Table No. 7 lists, as of January 31. 2024, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	239,597	0.65%
Common	Mark T. Brown (2)	5,687,648	15.17%
Common	Craig Lindsay (3)	289,000	0.78%
Common	Jason Weber (4)	755,416	2.02%
Common	Sven Gollan (5)	300,000	0.81%
Common	Winnie Wong (6)	190,180	0.51%
Common	Rob Duncan (7)	783,272	2.11%

	Total Directors/Officers	8,245,113	21.12%

(1)	Of these shares, 69,597 are common shares and 170,000 represent share purchase options.
(2)

Of these shares, 1,336,000 are common shares and 270,000 are share purchase options owned personally. 3,701,145 are common shares and 347,903 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 32,600 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(3)

Of these shares, 27,000 are common shares and 92,000 are share purchase warrants held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 170,000 are share purchase options held by Mr. Lindsay directly.

(4)	Of these shares, 229,666 are common shares, 320,000 represent share purchase options and 205,750 represent stock purchase warrants.
(5)	Of these shares, 200,000 represent common shares and 100,000 represent share purchase options.
(6)	Of these shares, 180 are common shares and 190,000 represent share purchase options.
(7)	Of these shares, 494,522 are common shares, 250,000 represent share purchase options, and 38,750 are stock purchase warrants.

Based upon 36,877,994 shares outstanding as of January 31, 2024, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2023, the shareholders' list for the Company's common shares showed 36,877,994 common shares issued and outstanding. There are 55 registered holders, including depositories, holding 35,836,686 common shares in Canada. 12 registered holders, including depositories, hold 699,784 common shares in the United States, and 6 registered holders, including depositories, holding 341,524 common shares in other countries.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of January 31, 2024, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark T. Brown (1)	5,687,648	15.17%
Common	Fruchtexpress Grabher GmbH & Co KG (2)	3,200,000	8.68%

(1)

Of these shares, 1,336,000 are common shares and 270,000 are share purchase options owned personally. 3,701,145 are common shares and 347,903 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 32,600 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(2)	All of these shares are beneficially owned by Hubert Grabher.

Based upon 36,877,994 shares outstanding as of January 31, 2023, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2023 ended September 30, 2023, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $158,000 (Fiscal 2022 - $201,500; Fiscal 2021 - $187,245) for management, accounting, and shareholder communication services.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2023, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  After adjusting for the 1 for 5 share consolidation effective August 14, 2023, there were 31,877,994 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2023, and 36,877,994 Common Shares and no Preferred Shares issued and outstanding as of January 31, 2024.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol “SNAG”. The Company previously traded under the name Alianza Minerals Ltd. and the symbol “ANZ” until the completion of a 1 for 5 share consolidation and name change effective August 14, 2023. The current CUSIP number is 016095101. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending December 31, 2023;

•each of the last twelve fiscal quarters ending the three months ended December 31, 2023; and

•each of the last five fiscal years ending September 30, 2023.

All historical share prices have been adjusted for the 1 for 5 share consolidation effective August 14, 2023.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2023	$ 0.20	$ 0.125	$ 0.14
November 2023	0.235	0.135	0.15
October 2023	0.25	0.20	0.235
September 2023	0.24	0.165	0.21
August 2023	0.275	0.18	0.20
July 2023	0.20	0.10	0.175

Three Months Ended December 31, 2023	$ 0.25	$ 0.125	$ 0.14
Three Months Ended September 30, 2023	0.275	0.10	0.21
Three Months Ended June 30, 2023	0.175	0.10	0.125
Three Months Ended March 31, 2023	0.225	0.10	0.125

Three Months Ended December 31, 2022	$ 0.20	$ 0.10	$ 0.20
Three Months Ended September 30, 2022	0.30	0.20	0.20
Three Months Ended June 30, 2022	0.40	0.20	0.25
Three Months Ended March 31, 2022	0.45	0.30	0.35

Three Months Ended December 31, 2021	$ 0.50	$ 0.35	$ 0.40
Three Months Ended September 30, 2021	0.65	0.35	0.50
Three Months Ended June 30, 2021	0.65	0.45	0.55
Three Months Ended March 31, 2021	1.25	0.45	0.55

Fiscal Year Ended September 30, 2023	$ 0.275	$ 0.10	$ 0.14
Fiscal Year Ended September 30, 2022	0.45	0.10	0.20
Fiscal Year Ended September 30, 2021	1.25	0.35	0.40
Fiscal Year Ended September 30, 2020	1.00	0.15	1.00
Fiscal Year Ended September 30, 2019	2.50	0.20	0.25

Table No. 10 lists, as of January 31, 2024, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/Share	Expiration Date

87,860	0.50	March 15, 2025
1,000,000	0.625	May 19, 2025
1,250,000	0.30	October 19, 2026
100,000	0.30	December 28, 2026

Total 2,437,860

Table No. 10a lists, as of January 31, 2024, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10a

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

79,450	$ 0.20	October 19, 2026
43,750	0.20	December 28, 2026

Total 123,200

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

During fiscal 2023 ended September 30, 2023, the Company issued a total of 87,860 common shares. All the shares were issued pursuant to the exercise of warrants for proceeds of $21,965.

During fiscal 2022 ended September 30, 2022, the Company issued a total of 2,000,000 common shares.

•Issued 2,000,000 common shares through a non-brokered private placement of common stock units at a price of $0.375 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.625 until May 19, 2025.

During fiscal 2021 ended September 30, 2021, the Company issued a total of 7,741,587 common shares.

•Issued 1,534,074 non-flow-through units at a price of $0.675 per Unit for gross proceeds of $1,035,500 and 2,776,226 flow-through shares at a price of $0.775 per FT Share for gross proceeds of $2,151,575. Each non-flow through unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share until October 9, 2022 at a price of $1.00. In connection with the financing, the Company paid $199,868 as a cash finder’s fee and issued 267,807 finder’s warrants, each of which is exercisable into one common share at a price of $0.675 until October 9, 2022.

•Issued 2,102,067 flow-through shares at a price of $0.60 per flow-through share for gross proceeds of $1,261,240. In connection with the financing, the Company paid $79,870 as a cash finder’s fee and issued 133,117 finder’s warrants, each of which is exercisable into one common share at a price of $0.60 until June 14, 2023.

•Issued 70,000 common shares for the acquisition of property interests:

•Issued 30,000 common at a price of $0.55 per share for a total consideration of $16,500 to pay for the Haldane property.

•Issued 40,000 common shares at a price of $0.325 per share for a total consideration of $13,000 to pay for the KRL property.

•Issued 11,220 common shares pursuant to the exercise of 11,220 finder’s warrants for cash proceeds of $2,805;

•Issued 1,248,000 common shares pursuant to the exercise of 1,248,000 warrants for cash proceeds of $626,805.

Shares Issued for Assets Other Than Cash

During Fiscal 2023 and 2022, no common shares were issued for assets other than cash.

During Fiscal 2021, 70,000 common shares were issued for the acquisition of property interests:

•Issued 30,000 common at a price of $0.11 per share for a total consideration of $16,500 to pay for the Haldane property.

•Issued 40,000 common shares at a price of $0.065 per share for a total consideration of $13,000 to pay for the KRL property.

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

During the fiscal year ended September 30, 2021, the Company had two issuances of flow-through common shares:

•Under the first issuance, the Company sold 2,776,226 flow-through common shares for gross proceeds of $2,151,575. These funds will be used for qualifying exploration expenditures on the Haldane property.

•Under the second issuance, the Company sold 2,102,067 flow-though common shares for gross proceeds of $1,261,240. These funds will be used for qualifying exploration expenditures on the Haldane property.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 28, 2023.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of January 31, 2024, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	60,000 60,000 200,000	60,000 60,000 200,000	$ 0.50 0.70 0.50	July 30, 2024 October 15, 2025 January 18, 2027

Winnie Wong, Chief Financial Officer	50,000 40,000 100,000	50,000 40,000 100,000	$ 0.50 0.70 0.50	July 30, 2024 October 15, 2025 January 18, 2027

Rob Duncan, Vice-President, Exploration	40,000 60,000 150,000	40,000 60,000 150,000	$ 0.50 0.70 0.50	July 30, 2024 October 15, 2025 January 18, 2027

Marc Blythe Director	30,000 40,000 100,000	30,000 40,000 100,000	$ 0.50 0.70 0.50	July 30, 2024 October 15, 2025 January 18, 2027

Mark T. Brown, Director	60,000 60,000 150,000	60,000 60,000 150,000	$ 0.50 0.70 0.50	July 30, 2024 October 15, 2025 January 18, 2027

Craig Lindsay, Director	30,000 40,000 100,000	30,000 40,000 100,000	$ 0.50 0.70 0.50	July 30, 2024 October 15, 2025 January 18, 2027

Sven Gollan	100,000	100,000	$ 0.50	March 17, 2027

Employees/Consultants/ Former Directors	75,000 101,000 360,000	75,000 101,000 360,000	$ 0.50 0.75 0.50	July 30, 2024 October 15, 2025 January 18, 2027

Total Officers and Directors	1,470,000	1,470,000

Total Employees/ Consultants/Former Directors	536,000	536,000

Total Officers/Directors/ Employees and Consultants	2,006,000	2,006,000

Bonus Pool

In fiscal 2016, the Company issued 400,000 common shares to the Company’s largest shareholder, Pacific Opportunity Capital Ltd., to settle $300,000 of at a deemed price of $0.75 per share. Pacific Opportunity has set aside 100,000 of those shares as a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the Company’s joint venture business model.  In October 2020, 20,000 of such shares were granted to management.

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated on October 21, 2005 under the provisions of the Business Corporations Act (Alberta) under the name “Tarsis Capital Corp.”. The Company's articles were restated on December 20, 2005 in order to remove the restrictions on transfer of shares. The Company was continued into British Columbia under the Business Corporations Act (B.C.) (the "Act") on June 2, 2008, and changed its name to "Tarsis Resources Ltd." on June 17, 2009. On April 29, 2015, the Company changed its name to “Alianza Minerals Ltd.”. On August 14, 2023, the Company changed its name to “Silver North Resources Ltd.”.

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

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Silver North on the right of foreigners to hold or vote securities of Silver North, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2023 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2023. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2023, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2023.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2023 and 2022 ended September 30th are included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2023	Fiscal Year 2022

Audit Fees	$ 20,500	$ 20,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 20,500	$ 20,500

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 29, 2024.

Consolidated Statements of Financial Position at September 30, 2023 and 2022.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2023, September 30, 2022, and September 30, 2021.

Consolidated Statements of Cash Flows for the years ended September 30, 2023, September 30, 2022, and September 30, 2021.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2023, September 30, 2022, and September 30, 2021.

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

Certificate of Change of Name dated August 14, 2023

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

** Previously filed as an exhibit to the Company’s Form 6-K filed March 2, 2015.

*** Previously filed as an exhibit to the Company’s Form 6-K filed May 21, 2015.

SILVER NORTH RESOURCES LTD.

(formerly known as Alianza Minerals Ltd.)

Consolidated Financial Statements

For the years ended September 30, 2023, 2022 and 2021

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: SNAG; Tel: 604-687-3520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Silver North Resources Ltd. (formerly Alianza Minerals Ltd.),

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (“the Company”), which comprise the consolidated statements of financial position as at September 30, 2023 and 2022 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2023, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2023 and 2022 and its financial performance and its cash flows for each of the years in the three-year period ended September 30, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, as that concept is defined at Note 1 to the financial statements. Without modifying our opinion, we draw attention to that disclosure, which also indicates that there is a material uncertainty that casts significant doubt about the going concern assumption. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Going concern uncertainty is further discussed below as a critical audit matter.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Exploration and Evaluation Assets – Assessment of Whether Indicators of Impairment Exist

As described in Note 5 to the financial statements, the Company holds the rights to several exploration stage exploration and evaluation assets, which are the Company’s primary non-current assets. Note 3 to the financial statements explains that the Company capitalizes acquisition and exploration costs incurred in acquiring these exploration and evaluation assets, net of any recoveries received. At the end of each reporting period, the carrying amounts of the Company’s exploration and evaluation assets are reviewed under IFRS 6 – Exploration and Evaluation of Mineral Resources to determine whether there is any indication that these assets are impaired.

Management considered the following factors to determine whether or not an indicator of impairment exists: (i) whether the period for which the Company has the right to explore its projects has expired or will expire in the near future; (ii) whether further exploration on its project(s) is neither budgeted nor planned; (iii) whether exploration activities to date have led to the discovery of commercially viable quantities of mineral resources; and (iv) whether there is sufficient data that indicates the carrying amount of the Company’s exploration and evaluation assets are unlikely to be recovered in full from successful development and/or sale. Of the factors that must be considered, the judgments associated with the Company’s ability and options to develop its projects and the impact of the Company’s market capitalization relative to the carrying value of its net assets are the most subjective. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The principal considerations for our determination that the assessment of potential impairment is a critical audit matter are: (i) materiality of the aggregate amounts involved in respect to quantum; (ii) the degree of judgment required by management when assessing the recoverability of deferred acquisition costs; and (iii) the required extent of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) testing management’s process for determining whether an indicator of impairment exists; (ii) testing the completeness and accuracy of underlying data used in management’s assessment and evaluating the reasonableness of the significant estimates and assumptions used by management; and (iii) considering whether the financial statements fairly disclose the inherent uncertainties applicable to the recoverability of deferred exploration and evaluation asset costs.

Going Concern

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which typically cannot be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern;  (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS (PCOAB ID 1054)

Vancouver, Canada

January 29, 2024

We have served as the Company’s auditor since 2015.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

Expressed in Canadian Dollars, unless otherwise stated

CONTENTS

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		September 30,	September 30,
	Note	2023	2022

Assets
Current assets
Cash		$135,203	$403,093
Restricted cash	5(c)	-	234,081
Deferred financing costs	9	29,000	-
Marketable securities	4	4,500	161,799
Receivables		17,030	26,707
Prepaid expenses		14,197	107,030
		199,930	932,710
Non-current assets
Exploration and evaluation assets	5	6,881,645	7,025,515
Deposits	6	81,415	94,720
VAT receivables		-	41,186
		6,963,060	7,161,421

Total assets		$7,162,990	$8,094,131

Current liabilities
Accounts payable and accrued liabilities		$246,582	$480,299
Due to related parties	9	637,105	385,574
Funds held for optionee	5(c)	-	234,081
Flow-through share premium liability	7	-	4,221
		883,687	1,104,175
Shareholders' equity
Share capital	7	24,891,882	24,869,917
Share subscription	7(d)	85,000	-
Reserves	7,8	3,745,186	3,745,186
Accumulated other comprehensive loss		(38,104)	(15,526)
Deficit		(22,404,661)	(21,609,621)
		6,279,303	6,989,956

Total shareholders' equity and liabilities		$7,162,990	$8,094,131

Nature of operations and going concern (Note 1)

Event after the reporting period (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on January 25, 2024.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30
	Note	2023	2022	2021

Expenses
Accounting and legal fees	9	$169,483	$201,577	$207,000
Investor relations and shareholder information	9	144,501	465,385	517,551
Office facilities and administrative services	9	18,000	18,002	18,000
Office expenses		20,271	15,823	13,469
Property investigation expenses		23,667	33,696	53,953
Share-based payments	9	-	365,300	202,304
Transfer agent, listing and filing fees		47,151	37,123	47,721
Travel		9,751	27,195	3,054
Wages, benefits and consulting fees	9	194,233	174,219	193,848
		(627,057)	(1,338,320)	(1,256,900)

Interest income and other income		2,376	1,997	1,187
Fair value gain (loss) on marketable securities	4	76,985	(84,485)	-
Flow-through share premium recovery		4,221	28,828	349,676
Foreign exchange gain (loss)		128	36,486	(24,618)
Loss of sale / transfer of marketable securities	4	(30,052)	(416)	-
Proceeds received in excess of exploration and evaluation asset costs	5	133,008	341,966	-
Other income	5(d)(vi)	27,000	-	-
Write-down of exploration and evaluation assets	5	(338,943)	(1,038,046)	(8,469)
Write-down of VAT receivables		(42,706)	-	-
Net loss for the year		$(795,040)	$(2,051,990)	$(939,124)

Other comprehensive loss
Exchange difference arising on the translation of foreign subsidiary		(22,578)	29,407	(20,694)
Total comprehensive loss for the year		$(817,618)	$(2,022,583)	$(959,818)
Basic and diluted loss per common share		$(0.02)	$(0.07)	$(0.03)
Weighted average number of common shares outstanding – basic and diluted		31,838,036	30,524,378	27,853,978

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital			Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2020		22,048,547	$ 20,068,707	$ -	$ 1,930,488	$ 641,848	$ 303,147	$ (24,239)	$(18,618,507)	$ 4,301,444
Private placements	7(c)(i)(ii)	6,412,367	4,065,589	-	-	-	-	-	-	4,065,589
Share issue costs	7(c)(i)(ii), 8(c)	-	(502,142)	-	-	-	153,927	-	-	(348,215)
Acquisition of exploration and evaluation assets	7(c)(iii)(iv)	70,000	29,500	-	-	-	-	-	-	29,500
Exercise of finder’s warrants	7(c)(v)	11,220	4,633	-	-	-	(1,828)	-	-	2,805
Exercise of warrants	7(c)(v)	1,248,000	624,000	-	-	-	-	-	-	624,000
Share-based payments	8(a)	-	-	-	202,304	-	-	-	-	202,304
Net loss		-	-	-	-	-	-	(20,694)	(939,124)	(959,818)
Balance, September 30, 2021		29,790,134	24,290,287	-	2,132,792	641,848	455,246	(44,933)	(19,557,631)	7,917,609
Private placements	7(c)(vi)	2,000,000	600,000	-	-	150,000	-	-	-	750,000
Share issue costs	7(c)(vi)	-	(20,370)	-	-	-	-	-	-	(20,370)
Share-based payments	8(a)	-	-	-	365,300	-	-	-	-	365,300
Net loss		-	-	-	-	-	-	29,407	(2,051,990)	(2,022,583)
Balance, September 30, 2022		31,790,134	24,869,917	-	2,498,092	791,848	455,246	(15,526)	(21,609,621)	6,989,956
Share subscription	7(d)	-	-	85,000	-	-	-	-	-	85,000
Exercise of warrants	7(c)(vii)	87,860	21,965	-	-	-	-	-	-	21,965
Net loss		-	-	-	-	-	-	(22,578)	(795,040)	(817,618)
Balance, September 30, 2023		31,877,994	$ 24,891,882	$ 85,000	$ 2,498,092	$ 791,848	$ 455,246	$ (38,104)	$ (22,404,661)	$ 6,279,303

On August 14, 2023, the Company effected a consolidation of its issued share capital on a five pre-consolidation common shares for one new common share basis.  All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2023	2022	2021
Cash flows from (used in) operating activities
Net loss for the year	$(795,040)	$(2,051,990)	$(939,124)
Items not affecting cash:
Fair value (gain) loss on marketable securities	(76,985)	84,485	-
Flow-through share premium recovery	(4,221)	(28,828)	(349,676)
Loss on sale / transfer of marketable securities	30,052	416	-
Other income	(27,000)
Proceeds received in excess of exploration and evaluation asset costs	(133,008)	(341,966)	-
Share-based payments	-	365,300	202,304
Write-down of exploration and evaluation assets	338,943	1,038,046	8,469
Write-down of VAT receivables	42,706	-	-

Changes in non-cash working capital items:
Receivables	65,875	17,502	(30,622)
Due from alliance partner	-	126,047	(126,047)
VAT Receivables	(198)	(753)	(1,102)
Prepaid expenses	72,156	(60,669)	53,109
Accounts payable and accrued liabilities	147,863	11,604	(48,373)
Due to related parties	203,085	170,843	(24,606)
Funds held for optionee	(234,081)	234,081	(83,070)
Net cash (used in) operating activities	(369,853)	(435,882)	(1,338,738)

Cash flows from (used in) investing activities
Proceeds from sale of marketable securities	216,232	-	-
Deposits	12,224	(61,584)	(27,563)
Exploration and evaluation assets, net of recoveries	(452,748)	12,341	(3,298,056)
Net cash (used in) investing activities	(224,292)	(49,243)	(3,325,619)

Cash flows from financing activities
Share subscriptions received	85,000	-	-
Proceeds from issuance of common shares	-	750,000	4,448,315
Proceeds from exercise of warrants	21,965	-	624,000
Proceeds from exercise of finder's warrants	-	-	2,805
Share issue costs	-	(20,370)	(368,215)
Net cash provided by financing activities	106,965	729,630	4,706,905

Effect of exchange rate changes on cash	(14,791)	(20,007)	8,065
Change in cash for the year	(501,971)	224,498	50,613
Cash, beginning of the year	637,174	412,676	362,063
Cash, end of the year	$135,203	$637,174	$412,676
Cash comprised of:
Cash	$135,203	$403,093	$412,676
Restricted Cash	-	234,081	-
	$135,203	$637,174	$412,676

Supplemental disclosure with respect to cash flows (Note 10)

Cash includes $nil (2022 - $50,654; 2021 - $396,594) held to pay for flow-through expenditures. Amounts of $nil (2022 - $20,398; 2021 - $nil) included in prepaid expenses and $nil (2022 - $nil; 2021 - $40,413) included in accounts payable and accrued liabilities also relate to flow-through expenditures incurred or to be incurred.

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Silver North Resources Ltd. (formerly Alianza Minerals Ltd., “Alianza”) (the “Company” or “Silver North”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).  The Company changed its name and consolidated its shares (“Consolidation”) on August 14, 2023 and began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “SNAG”.

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

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

As at September 30, 2023, the Company had a working capital deficiency of $683,757 (September 30, 2022: $171,465) and shareholders’ equity of $6,279,303 (September 30, 2022: $6,989,956).

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2023 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

As at September 30, 2023, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

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

4.MARKETABLE SECURITIES

On February 3, 2022, the Company received 1,000,000 shares of Volt Lithium Corp. (formerly known as Allied Copper Corp.) (“Volt” or “Allied”) valued at $225,000 pursuant to an option agreement entered into in 2021 for the Klondike property (Note 5(c)(ii)).  On September 8, 2022, the Company received 250,000 Allied shares valued at $42,500 pursuant to an option agreement entered into in 2022 for the Stateline property (Note 5(c)(iii)).

On August 8, 2022, the Company paid the finders for the Klondike property by transferring 94,293 Allied shares at a value of $20,800 (US$16,000) with a loss on the transfer of Allied shares of $416 recognized. During the year ended September 30, 2023, the remaining 1,155,707 Allied shares were sold for proceeds of $216,232, with the Company realizing a $30,052 loss on disposal.

On March 29, 2023, the Company received 75,000 shares of Highlander Silver Corp. (“Highlander”) valued at $12,000 pursuant to a data purchase agreement (Note 5(d)(vii)).

The shares are measured and presented at fair value using the observable market share price as at the dates of the statements of financial position. The gain or loss as a result of the re-measurement is recorded in profit and loss.

September 30, 2023	Number of Shares	Cost	Fair Value
Highlander Silver Corp.	75,000	$ 12,000	$ 4,500

Subsequently in October 2023, Highlander completed a share consolidation on a two pre-consolidation common shares for one new common share basis and the Company currently holds 37,500 Highlander shares.

September 30, 2022	Number of Shares	Cost	Fair Value
Allied Copper Corp.	1,155,707	$ 246,284	$ 161,799

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

4.MARKETABLE SECURITIES – continued

	September 30, 2023	September 30, 2022
Net changes in fair value of marketable securities through profit and loss
Beginning of the period	$161,799	$-
Shares received	12,000	267,500
Shares transferred	-	(21,216)
Shares sold	(246,284)	-
Change in unrealized gain (loss)	76,985	(84,485)
Value at September 30, 2023 and 2022	$4,500	$161,799

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

The Company’s major mineral property interests are its Haldane and Tim silver properties located in the Yukon Territory of Canada while it also has other mineral property interests in North and South America. Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

 Exploration and Evaluation Assets for the year ended September 30, 2023

	Haldane	Tim	Others	Dropped	Total

Balance at September 30, 2022	$4,963,946	$(49,949)	$1,763,858	$347,660	$7,025,515

Additions during the year
Acquisition costs:
Claim staking	-	-	5,799	-	5,799
Property acquisition	-	-	13,520	-	13,520
	-	-	19,319	-	19,319

Exploration expenditures:
Camp, travel and meals	14,293	-	19,786	-	34,079
Drilling	-	-	20,926	-	20,926
Field equipment rental	-	-	7,009	-	7,009
Field supplies and maps	297	-	146	-	443
Geochemical	4,868	-	11,782	-	16,650
Geological consulting	65,517	5,791	36,046	-	107,354
Licence and permits	-	-	46,139	-	46,139
Management fees	-	-	15,642	12,939	28,581
Permitting	-	12,000	64,545	1,023	77,568
Reclamation	-	-	717	-	717
Reporting, drafting, sampling and analysis	-	-	304	-	304
Trenching	-	-	270	-	270
	84,975	17,791	223,312	13,962	340,040
Less:
Option payment received	-	-	(44,897)	-	(44,897)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income	-	82,158	50,850	-	133,008
Recovered exploration expenditures	-	(50,000)	(171,825)	(18,546)	(240,371)
Write-down of properties	-	-	-	(338,943)	(338,943)

Net additions	84,975	49,949	76,759	(343,527)	(131,844)

Foreign currency translation		-	(7,893)	(4,133)	(12,026)

Balance at September 30, 2023	$5,048,921	$-	$1,832,724	$-	$6,881,645

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS - continued

   Exploration and Evaluation Assets for the year ended September 30, 2022

	Haldane	Tim	Others	Dropped / Disposed	Total

Balance at September 30, 2021	$4,648,181	$(9,949)	$2,048,745	$1,021,402	$7,708,379

Additions during the year
Acquisition costs:
Claim staking	-	-	880	-	880
Property acquisition	-	-	91,837	-	91,837
	-	-	92,717	-	92,717

Exploration expenditures:
Aircraft charter	1,066	-	-	-	1,066
Camp, travel and meals	30,005	-	51,703	-	81,708
Drilling	55,332	-	591,169	-	646,501
Field equipment rental	11,731	-	27,769	-	39,500
Field supplies and maps	786	-	7,566	-	8,352
Geochemical	-	-	1,942	-	1,942
Geological consulting	179,177	-	116,575	4,206	299,958
Legal and accounting	-	-	11,662	-	11,662
Licence and permits	-	-	59,257	-	59,257
Management fees	-	-	19,875	-	19,875
Permitting	13,823	-	122,796	2,500	139,119
Reclamation	-	-	10,525	-	10,525
Reporting, drafting, sampling and analysis	23,845	-	13,431	-	37,276
Trenching	-	-	87,008	-	87,008
	315,765	-	1,121,278	6,706	1,443,749
Less:
Option payment received	-	-	(412,500)	-	(412,500)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income	-	-	341,966	-	341,966
Recovered exploration expenditures	-	(40,000)	(1,117,966)	-	(1,157,966)
Write-down of properties	-	-	-	(1,038,046)	(1,038,046)

Net additions	315,765	(40,000)	25,495	(1,031,340)	(730,080)

Foreign currency translation	-	-	37,278	9,938	47,216

Balance at September 30, 2022	$4,963,946	$(49,949)	$2,111,518	$-	$7,025,515

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(a)Haldane

On March 2, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property and is entitled to receiving bonus share payments from the Company:

oissue 50,000 post-Consolidation shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

oissue 100,000 post-Consolidation shares upon the decision to commence construction of a mine or processing plant.

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”).  The Estate is entitled to receiving bonus share payments from the Company:

oissue 50,000 post-Consolidation shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

oissue 100,000 post-Consolidation shares upon the decision to commence construction of a mine or processing plant.

As of September 30, 2023, the Company had spent $5,048,921 (September 30, 2022 - $4,963,946) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(b)Tim

On January 24, 2020, subsequently amended on December 5, 2023, the Company entered into an option agreement with a subsidiary of Coeur Mining Inc. (“Coeur”) for Coeur to acquire the Company’s wholly-owned Tim property located in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by completing item numbers 1 to 7 per the table below:

	Date/Period	Expenditures	Option Payment
1	On the Effective Date	None	$10,000 (received)
2	On or before 1st anniversary of the Class 1 Notification Date	$50,000 (completed)	$15,000 (received)
3	On or before 2nd anniversary of the Class 1 Notification Date	-	$25,000 (received)
4	By December 31, 2023	-	$50,000 (received)
5	By December 31, 2024	$700,000	$75,000
6	By December 31, 2025	$1,100,000	$100,000
7	By December 31, 2026	$1,353,073	$100,000
8	By December 31, 2027	-	$100,000
9	On or before the 8th anniversary of the Class 1 Notification Date	-	$100,000

(*) Class 1 Notification Date is December 16, 2020.

As further consideration for the agreed upon amendments, Coeur agreed to make a one-time payment of $50,000 to the Company on or before December 31, 2023 (received January 4, 2024).

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as completing item numbers 8 and 9 per the table above.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others

i.Twin Canyon (Colorado)

On June 17, 2020, the Company acquired a lease of the Twin Canyon gold property in southwest Colorado from Myron Goldstein and Jon Thorson (“Goldstein and Thorson”).  Goldstein and Thorson are entitled to receiving further share payments from the Company under the following terms:

•100,000 post-Consolidation shares on the date that is five business days following the date that the Company enters into a joint venture, option or similar agreement with a third party in respect of the property; and

•100,000 post-Consolidation shares on the date that is five business days following the date that the Company, directly or indirectly, commence a drill program in respect of the property.

The Company agreed to assume the terms of Goldstein and Thorson’s commitments under the lease, namely the annual lease payments of US$15,000 for ten years, with the right to extend the lease for two additional terms of ten years each.  The original property owner has a 1.5% NSR on the property, two-thirds (1%) of which is purchasable at any time for US$1,000,000.  If annual NSR payments exceed US$20,000 in a given year, the Company will not have to make the annual US$15,000 lease payment for that year.

As of September 30, 2023, the Company had spent $681,817 (September 30, 2022 - $651,660) on advancing this property, including acquisition costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

ii.Klondike (Colorado)

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

The Company and Cloudbreak agreed to accept the Klondike property as part of the Strategic Alliance. During the year ended September 30, 2023, Cloudbreak was invoiced $nil (US$nil) (2022 - $12,168 [US$9,443]) for reimbursements related to the Klondike property pertaining to the Strategic Alliance.

On December 3, 2021, as amended February 1, 2022, the Company and Cloudbreak entered into an option agreement, pursuant to which it granted Volt an option to earn a 100% interest in the Klondike property. The Company and Cloudbreak are to each receive 50% of the option payments.

Volt could earn a 100% interest in the Klondike property by (i) incurring $4.75 million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 7 million common shares over two years, (iii) making cash payments totaling $400,000 over four years and (iv) issuing 3,000,000 warrants exercisable for a three-year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Volt’s common shares at the time of the issuance, as follows:

Date/Period	Expenditures	Option Payment
		Cash	Shares	Warrants
On the Effective Date	None	$50,000 (Company’s portion of $25,000 received)	None	None
On the Closing Date (February 3, 2022)	None	$150,000 (Company’s portion of $75,000 received)	2,000,000 (Company’s portion of 1,000,000 shares received)	None
On or before 1st anniversary of the Closing Date	$500,000	None	2,000,000	None
On or before 2nd anniversary of the Closing Date	$750,000	None	3,000,000	None
On or before 3rd anniversary of the Closing Date	$1,500,000	$100,000	None	3,000,000
On or before 4th anniversary of the Closing Date	$2,000,000	$100,000	None	None

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

ii.Klondike (Colorado) – continued

On February 2, 2023, Volt terminated the option agreement and the Company and Cloudbreak now retain a 100% interest in this property.

The Company and Cloudbreak did not mutually agree to extend the Strategic Alliance agreement and the agreement terminated in June 2023.

As at September 30, 2023, Volt had forwarded a total of $1,255,215 (US$915,747) for reimbursements related to the Klondike property and the Company held $nil (US$nil) (September 30, 2022 - $226,663 [US$165,364]) of restricted cash on behalf of Volt to be spent on the Klondike property, which is recorded as restricted cash.

iii.Stateline (Colorado and Utah)

The Company acquired the Stateline property by staking a 100% interest in this property in Colorado and Utah.

The Company and Cloudbreak agreed to accept the Stateline property as part of the Strategic Alliance. During the year ended September 30, 2023, Cloudbreak was invoiced $nil (US$nil) (2022 - $20,244 [US$14,769]) for reimbursements related to the Stateline property pertaining to the Strategic Alliance.

On February 9, 2022, the Company and Cloudbreak entered into an option agreement with Volt to explore the Stateline property with the following terms where the Company and Cloudbreak will each receive 50% of the option payments:

Volt could earn a 100% interest in the Stateline property by (i) incurring $3.75-million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 4.25 million common shares and (iii) making cash payments totaling $315,000 over three years, as follows.

Date/Period	Expenditures	Option Payment
		Cash	Shares
On the Effective Date	None	$40,000 (Company’s portion of $20,000 received)	None
On the Closing Date (September 8, 2022)	None	$50,000 (Company’s portion of $25,000 received)	500,000 (Company’s portion of 250,000 shares received)
On or before 1st anniversary of the Closing Date	$500,000	$50,000	750,000
On or before 2nd anniversary of the Closing Date	$750,000	$75,000	1,500,000
On or before 3rd anniversary of the Closing Date	$1,000,000	$100,000	1,500,000
On or before 4th anniversary of the Closing Date	$1,500,000	None	None

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

iii.Stateline (Colorado and Utah) – continued

The Company and Cloudbreak did not mutually agree to extend the Strategic Alliance agreement and the agreement terminated in June 2023.

On August 11, 2023, Volt terminated the option agreement and the Company now retains a 100% interest in this property.

As of September 30, 2023, Volt had forwarded a total of $100,079 (US$74,023) for reimbursements related to the Stateline property. The Company held $nil (US$nil) (September 30, 2022 - $7,418 [US$5,412]) of restricted cash on behalf of Volt to be spent on the Stateline property, which is recorded as restricted cash.

iv.Ashby (Nevada)

On January 27, 2015, the Company signed a binding agreement to acquire the Ashby gold property from Sandstorm Gold Ltd. (“Sandstorm”) for 3,750 Company common shares valued at $7,500 and granted Sandstorm a right of first refusal on any future metal streaming agreements.

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

A 2% NSR is payable to Nevada Eagle Resources LLC (“NER”) and a 1% NSR is payable to Sandstorm on production from the property.

During the year ended September 30, 2023, Nevada Canyon reimbursed the Company $3,438 (2022 - $3,304) which includes US$543 (2022 - US$543) for the 2023 annual property claim fee and US$2,000 (2022 – US$2,000) for the 2023 annual payment.

v.White River, Goz Creek and MOR (Yukon)

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

As of September 30, 2023, the Company had spent $1,129,142 (September 30, 2022 - 1,071,213) on advancing these properties, net of recoveries.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

v.Mexico

The Company holds a 1% Net Smelter Royalty, capped at $1,000,000, on certain Mexican properties.

vi.Peru

The Company holds a 1.08% Net Smelter Royalty on the Pucarana project in central Peru.

(d)Dropped / disposed properties

i.BP (Nevada)

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA for 8,000 Company common shares valued at $22,000.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking additional BLM Iode mining claims at the BP property.

During the year ended September 30, 2023, the Company sold the BP property to Almadex with Almadex reimbursing the Company the property fees paid in fiscal 2023. The Company wrote off the remaining $307,548 of capitalized exploration and evaluation costs.

ii.Horsethief (Nevada)

On January 27, 2015, the Company acquired the Horsethief property from Sandstorm for 3,750 Company common shares valued at $7,500.  The Company also acquired further claims via staking during the year ended September 30, 2017 for $8,867.  During the year ended September 30, 2022, the Company dropped the Horsethief property and wrote off $146,089 of capitalized exploration and evaluation costs.

iii.Bellview (Nevada)

On January 27, 2015, the Company acquired the Bellview property from Sandstorm for 3,750 Company common shares valued at $7,500 and holding costs totaling $6,036.  During the year ended September 30, 2022, the Company dropped the Bellview property and wrote off $110,687 of capitalized exploration and evaluation costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(d)Dropped / disposed properties – continued

iv.East Walker (Nevada)

On January 27, 2015, the Company acquired the East Walker property from Sandstorm for 3,750 Company common shares valued at $7,500.  The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to NER from production from some claims on the property and a 1% NSR is payable to Sandstorm from all the claims on the property.

During the year ended September 30, 2023, the Company dropped the East Walker property and wrote off $31,395 of capitalized exploration and evaluation costs.

v.KRL (British Columbia)

On September 1, 2018, the Company optioned the KRL property in British Columbia’s prolific Golden Triangle from prospector Bernie Kreft (“Kreft”), completing $150,000 in cash payments and issuing 120,000 Company common shares valued at $54,500 over four years.  During the year ended September 30, 2022, the Company dropped the KRL property option and wrote off $336,975 of capitalized exploration and evaluation costs.

vi.Yanac (Peru)

On April 29, 2015, the Company acquired the Yanac property which is located in Chincha region of the Department of Ica, south-central Peru for $476,397 consideration allocated to the property pursuant to a Plan of Arrangement where the Company acquired Alianza Holdings Ltd. by issuing 9,330,061 Company common shares at a value of $0.125 per share.  During the year ended September 30, 2022, the Company dropped Yanac property and wrote off $444,295 of capitalized exploration and evaluation costs. A further $114,319 of costs were previously written off during the year ended September 30, 2017.

vii.La Estrella (Peru)

On March 23, 2023, the Company sold its project data associated with the La Estrella project in Peru to Highlander in consideration for the payment of $15,000 (received) and the issuance of 75,000 common shares of Highlander (received and valued at $12,000) (Note 4).  Given that the property was already written off, the Company recorded the amount as other income.

6.DEPOSITS

As of September 30, 2023, the Company has a US$60,218 ($81,415) performance bond with the State of Colorado Board of Land Commissioners and Colorado Division of Reclamation, Mining and Safety for the Klondike property and Twin Canyon property (September 30, 2022 – US$58,218 ($79,799) and a $Nil reclamation bond with the Ministry of Energy, Mines and Low Carbon Innovation for the KRL property (September 30, 2022 - $14,921).

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

7.SHARE CAPITAL

a)Authorized:

As at September 30, 2023, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)Share consolidation:

On August 14, 2023, the Company effected a consolidation of its issued share capital on a five pre-consolidation common shares for one new common share basis.  All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

c)Issued:

During the year ended September 30, 2021, the Company:

i)Completed a non-brokered private placement on October 9, 2020 by issuing 1,534,074 non-flow-through units (“Unit”) at a price of $0.675 per Unit for gross proceeds of $1,035,500 and 2,776,226 flow-through shares (“FT Share”) at a price of $0.775 per FT Share for gross proceeds of $2,151,575. Each Unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24-month period at a price of $1.00. In connection with the financing, the Company paid $199,868 as a cash finder’s fee and issued 267,807 finder’s warrants, each of which is exercisable into one common share at a price of $0.675 for a period of 24 months. The value of the finder’s warrants was determined to be $109,533 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $277,623 and incurred additional share issue costs of $41,371 in connection with this financing.

ii)Completed a non-brokered private placement on June 14, 2021 by issuing 2,102,067 flow-through shares (“FT Share”) at a price of $0.60 per FT Share for gross proceeds of $1,261,240. In connection with the financing, the Company paid $79,870 as a cash finder’s fee and issued 133,117 finder’s warrants, each of which is exercisable into one common share at a price of $0.60 for a period of 24 months. The value of the finder’s warrants was determined to be $44,394 and was calculated using the Black-Scholes option pricing model. The Company recorded a flow-through premium liability of $105,103 and incurred additional share issue costs of $27,106 in connection with this financing.

iii)Issued 30,000 common shares to the Estate at a price of $0.55 per share for a total consideration of $16,500 to pay for the Haldane property (see Note 5).

iv)Issued 40,000 common shares to Kreft at a price of $0.325 per share for a total consideration of $13,000 to pay for the KRL property (see Note 5).

v)Issued common shares pursuant to the exercise of 11,220 finder’s warrants and 1,248,000 warrants for cash proceeds of $626,805.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

7.SHARE CAPITAL – continued

c)Issued: – continued

During the year ended September 30, 2022, the Company:

vi)Completed a non-brokered private placement on May 19, 2022 by issuing 2,000,000 units (“Unit”) at a price of $0.375 per Unit for gross proceeds of $750,000. Each Unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.625. Under the residual value approach, $150,000 was assigned to the warrant component of the Units. The Company incurred share issue costs of $20,370 in connection with this financing.

During the year ended September 30, 2023, the Company:

vii)Issued common shares pursuant to the exercise of 87,860 warrants for cash proceeds of $21,965.

d)Share subscription:

In September 2023, the Company received $85,000 for a non-brokered private placement completed in October 2023 (Note 16).

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

On August 14, 2023, the Company’s stock options were consolidated on a 5 for 1 basis and the exercise prices were reflected as such (Note 7(b)).

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2023 are summarized as follows:

Expiry date	Exercise price	September 30, 2022	Granted	Exercised	Expired / cancelled	September 30, 2023
March 14, 2023	$0.50	168,000	-	-	(168,000)	-
July 30, 2024	$0.50	345,000	-	-	-	345,000
October 15, 2025	$0.70	401,000	-	-	-	401,000
January 18, 2027	$0.50	1,160,000	-	-	-	1,160,000
March 17, 2027	$0.50	100,000	-	-	-	100,000
Options outstanding		2,174,000	-	-	(168,000)	2,006,000
Options exercisable		2,174,000	-	-	(168,000)	2,006,000
Weighted average exercise price		$0.54	$Nil	$Nil	$0.50	$0.54

As at September 30, 2023, the weighted average contractual remaining life of options is 2.64 years (September 30, 2022 – 3.39 years; September 30, 2021 – 3.11 years).  The weighted average fair value of stock options granted during the year ended September 30, 2023 was $Nil (2022 - $0.30; 2021 - $0.50).

Stock option transactions and the number of stock options for the year ended September 30, 2022 are summarized as follows:

Expiry date	Exercise price	September 30, 2021	Granted	Exercised	Expired / cancelled	September 30, 2022
March 14, 2023	$0.50	168,000	-	-	-	168,000
July 30, 2024	$0.50	345,000	-	-	-	345,000
October 15, 2025	$0.70	401,000	-	-	-	401,000
January 18, 2027	$0.50	-	1,160,000	-	-	1,160,000
March 17, 2027	$0.50	-	100,000	-	-	100,000
Options outstanding		914,000	1,260,000	-	-	2,174,000
Options exercisable		4,570,000	1,260,000	-	-	2,174,000
Weighted average exercise price		$0.59	$0.50	$Nil	$Nil	$0.54

Stock option transactions and the number of stock options for the year ended September 30, 2021 are summarized as follows:

Expiry date	Exercise price	September 30, 2020	Granted	Exercised	Expired / cancelled	September 30, 2021
April 26, 2021	$1.25	20,000	-	-	(20,000)	-
September 30, 2021	$0.75	249,000	-	-	(249,000)	-
March 14, 2023	$0.50	168,000	-	-	-	168,000
July 30, 2024	$0.50	345,000	-	-	-	345,000
October 15, 2025	$0.70	-	401,000	-	-	401,000
Options outstanding		782,000	401,000	-	(269,000)	914,000
Options exercisable		782,000	401,000	-	(269,000)	914,000
Weighted average exercise price		$0.60	$0.70	$Nil	$0.79	$0.59

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Risk-free interest rate	n/a	1.32% - 1.34%	1.29%
Expected life	n/a	5 years	5 years
Expected volatility	n/a	104.30% - 104.41%	101.56%
Expected dividend yield	n/a	nil	nil

b)Warrants

On August 14, 2023, the Company’s warrants were consolidated on a 5 for 1 basis and the warrant quantities and exercise prices are reflected as such (Note 7(b)).

The continuity of warrants for the year ended September 30, 2023 is as follows:

Expiry date		Exercise price	September 30, 2022	Issued	Exercised	Expired	September 30, 2023
October 9, 2022		$1.00	767,037	-	-	(767,037)	-
March 15, 2023	(a)	$0.25	3,820,000	-	(87,860)	(3,732,140)	-
May 19, 2025		$0.625	1,000,000	-	-	-	1,000,000
March 15, 2025	(b)	$0.50	-	87,860	-	-	87,860
Outstanding			5,587,037	87,860	(87,860)	(4,499,177)	1,087,860
Weighted average exercise price			$0.59	$0.50	$0.25	$0.38	$0.61

(a)On February 15, 2023, the exercise price of the 3,820,000 warrants was amended from $0.50 to $0.25 and the expiry date was extended to March 15, 2023.

(b)Pursuant to the warrant incentive program, 87,860 warrants were exercised for 87,860 common shares and 87,860 incentive warrants at a price of $0.50 expiring on March 15, 2025.

As at September 30, 2023, the weighted average contractual remaining life of warrants is 1.62 years (September 30, 2022 – 0.75 years; September 30, 2021 – 1.15 years).

The continuity of warrants for the year ended September 30, 2022 is as follows:

Expiry date	Exercise price	September 30, 2021	Issued	Exercised	Expired	September 30, 2022
July 9, 2022	$0.50	2,270,000	-	-	(2,270,000)	-
October 9, 2022	$1.00	767,037	-	-	-	767,037
February 25, 2023	$0.50	3,820,000	-	-	-	3,820,000
May 19, 2025	$0.625	-	1,000,000	-	-	1,000,000
Outstanding		6,857,037	1,000,000	-	(2,270,000)	5,587,037
Weighted average exercise price		$0.56	$0.625	$Nil	$0.50	$0.59

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

b)Warrants – continued

The continuity of warrants for the year ended September 30, 2021 is as follows:

Expiry date	Exercise price	September 30, 2020	Issued	Exercised	Expired	September 30, 2021
December 24, 2020	$0.50	880,000	-	(660,000)	(220,000)	-
July 9, 2022	$0.50	2,520,000	-	(250,000)	-	2,270,000
February 25, 2023	$0.50	4,158,000	-	(338,000)	-	3,820,000
October 9, 2022	$1.00	-	767,037	-	-	767,037
Outstanding		7,558,000	767,037	(1,248,000)	(220,000)	6,857,037
Weighted average exercise price		$0.50	$1.00	$0.50	$0.50	$0.56

c)Finder’s warrants

On August 14, 2023, the Company’s finder’s warrants were consolidated on a 5 for 1 basis and the finder’s warrant quantities and exercise prices are reflected as such (Note 7(b)).

The continuity of finder’s warrants for the year ended September 30, 2023 is as follows:

Expiry date	Exercise price	September 30, 2022	Issued	Exercised	Expired	September 30, 2023
October 9, 2022	$0.675	267,807	-	-	(267,807)	-
June 14, 2023	$0.60	133,117	-	-	(133,117)	-
Outstanding		400,924	-	-	(400,924)	-
Weighted average exercise price		$0.65	$Nil	$Nil	$0.65	$Nil

As at September 30, 2023, the weighted average contractual remaining life of finder’s warrants is Nil years (September 30, 2022 – 0.25 years; September 30, 2021 – 1.25 years).

The continuity of finder’s warrants for the year ended September 30, 2022 is as follows:

Expiry date	Exercise price	September 30, 2021	Issued	Exercised	Expired	September 30, 2022
October 9, 2022	$0.675	267,807	-	-	-	267,807
June 14, 2023	$0.60	133,117	-	-	-	133,117
Outstanding		400,924	-	-	-	400,924
Weighted average exercise price		$0.65	$Nil	$Nil	$Nil	$0.65

The continuity of finder’s warrants for the year ended September 30, 2021 is as follows:

Expiry date	Exercise price	September 30, 2020	Issued	Exercised	Expired	September 30, 2021
February 25, 2021	$0.25	161,220	-	(11,220)	(150,000)	-
October 9, 2022	$0.675	-	267,807	-	-	267,807
June 14, 2023	$0.60	-	133,117	-	-	133,117
Outstanding		161,220	400,924	(11,220)	(150,000)	400,924
Weighted average exercise price		$0.25	$0.65	$0.25	$0.25	$0.65

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

c)Finder’s warrants - continued

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Risk-free interest rate	n/a	n/a	1.09%
Expected life	n/a	n/a	2 years
Expected volatility	n/a	n/a	120.96%
Expected dividend yield	n/a	n/a	nil

9.RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2023
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 162,000
Rob Duncan VP of Exploration	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended September 30, 2022
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 59,000	$ 221,000
Rob Duncan VP of Exploration	$ 150,000	$ Nil	$ Nil	$ Nil	$ 44,250	$ 194,250
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 44,250	$ 44,250
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 14,750	$ 14,750
Sven Gollan Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 23,100	$ 23,100

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS - continued

For the year ended September 30, 2021
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 30,270	$ 192,270
Rob Duncan VP of Exploration	$ 145,625	$ Nil	$ Nil	$ Nil	$ 30,270	$ 175,895
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,270	$ 30,270
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 20,180	$ 20,180

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2023	September 30, 2022	As at September 30, 2023	As at September 30, 2022
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 162,000	$ 221,000	$ 56,700	$ Nil

Rob Duncan	Consulting fee and share-based payment	$ 150,000	$ 194,250	$ 49,679	$ Nil

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 158,000	$ 201,500	$ 527,644 (b)	$ 379,717 (b)
Mark Brown	Expenses reimbursement	$ 9,546	$ 19,250	$ 3,082	$ 5,857
TOTAL:		$ 479,546	$ 636,000	$ 637,105	$ 385,574

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $63,465 advance that is non-interest bearing without specific terms of repayment.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2023 were as follows:

•As at September 30, 2023, a total of $20,161 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities and a total of $19,447 was included in due to related parties; and

•The Company recorded $12,000 in marketable securities related to shares received as part of consideration for entry into a data purchase agreement with Highlander Silver Corp.

•During the year ended September 30, 2023, the Company sold marketable securities with an original cost of $246,284 for proceeds of $216,232.

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

11.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2023	September 30, 2022
Non-current assets
USA	$784,997	$1,070,155
Peru	-	41,186
Canada	6,178,063	6,050,080
	$6,963,060	$7,161,421

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

12.INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2023	2022

Loss before income taxes	$(795,040)	$(2,051,990)

Expected income tax recovery	$(216,000)	$(571,000)
Permanent differences	7,000	91,000
Share issue costs	(35,000)	(38,000)
Change in unrecognized deductible temporary differences	244,000	518,000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2023	Expiry Date Range	2022	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	(912,000)	No expiry date	(1,347,000)	No expiry date
Property and equipment	14,000	No expiry date	14,000	No expiry date
Share issue costs	167,000	2024 to 2027	297,000	2023 to 2026
Allowable capital losses	3,793,000	No expiry date	3,762,000	No expiry date
Non-capital losses available for future periods	19,550,000	2027 to 2043	19,521,000	2026 to 2042

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2023, the Company has an obligation for future flow-through expenditures of $Nil (2022: $50,654).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

13.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company’s property interests in USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the US dollar and the Peruvian nuevo sol over the Canadian dollar would change the results of operations by approximately $7,800.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

13. FINANCIAL INSTRUMENTS – continued

(b)Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)Liquidity risk

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

(d)Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2023, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits. Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

i)Interest rate risk

As at September 30, 2023, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash. Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

13. FINANCIAL INSTRUMENTS – continued

(d)Market risk – continued

i)Foreign exchange risk

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at September 30, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$135,203	$-	$-	$135,203

As at September 30, 2022	Level 1	Level 2	Level 3	Total
Assets:
Cash	$403,093	$-	$-	$403,093
Restricted cash	234,081	-	-	234,081

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

14.MANAGEMENT OF CAPITAL RISK

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2022.

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

16. EVENT AFTER THE REPORTING PERIOD

The Company completed a non-brokered private placement in two tranches closing October 19, 2023 and December 28, 2023 by issuing 2,700,000 non-flow-through units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $540,000 and 2,300,000 flow-through shares (“FT Share”) at a price of $0.20 per FT Share for gross proceeds of $460,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.30. In connection with the financing, the Company paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver North Resources Ltd.

Registrant

Dated: February 13, 2024	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer