Form 20-F/A
period 2023-09-30
Silver North Resources Ltd.
filed 2024-08-20
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Explanatory Note

Silver North Resources Ltd. is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended September 30, 2023 as filed with the United States Securities and Exchange Commission (the “SEC”) on February 22, 2024 (the “Original Filing”) in response to comments from SEC Staff dated August 2, 2024.

Amendment No. 1 is being filed solely to include a revised Report of Independent Registered Public Accounting Firm regarding the Company’s ability to continue as a going concern. This Amendment No. 1 does not modify, amend or update any of the financial or other information contained in the Original Filing. It neither reflects events occurring after the filing of the Original Filing, nor does it update disclosures contained in the Original Filing. Therefore, this Amendment No. 1 should be read in conjunction with any documents incorporated by reference herein and the Company's other filings made with the SEC subsequent to the filing of the Original Filing.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

Index to Exhibits on Page 89

Silver North Resources Ltd.

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

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, as that concept is defined at Note 1 to the financial statements. Without modifying our opinion, we draw attention to that disclosure, which also indicates that there is a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Going concern uncertainty is further discussed below as a critical audit matter.

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

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver North Resources Ltd.

Registrant

Dated: August 16, 2024	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer