Form 20-F
period 2024-09-30
Silver North Resources Ltd.
filed 2025-02-18
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 47,713,494 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 83

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2024, 2023 and 2022 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2021 and 2020 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 9/30/24	Year Ended 9/30/23	Year Ended 9/30/22	Year Ended 9/30/21	Year Ended 9/30/20

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$9	$29	$0	$0	$2
Net Loss	($2,031)	($795)	($2,052)	($939)	($1,056)
Total Comprehensive Loss	($2,031)	($818)	($2,023)	($960)	($1,054)
Basic and Diluted Loss Per Share	($0.05)	($0.02)	($0.07)	($0.03)	($0.05)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares (000)	40,645	31,838	30,524	27,854	19,270
Working Capital (deficit)	($361)	($684)	($171)	$146	($66)
Mineral Properties	$6,873	$6,882	$7,026	$7,708	$4,326
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$6,588	$6,279	$6,990	$7,918	$4,301
Total Assets	$7,802	$7,163	$8,094	$8,380	$4,848

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/24	$ 1.37	$ 1.44	$ 1.33	$ 1.44
Year Ended 12/31/23	1.35	1.39	1.31	1.32
Year Ended 12/31/22	1.30	1.39	1.24	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28

Three Months Ended 12/31/24	$ 1.41	$ 1.44	$ 1.35	$ 1.44
Three Months Ended 9/30/24	1.36	1.39	1.35	1.35
Three Months Ended 6/30/24	1.37	1.38	1.35	1.37
Three Months Ended 3/31/24	1.35	1.36	1.33	1.35

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.31	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.30	1.24	1.25

December 2023		$ 1.44	$ 1.40	$ 1.44
November 2023		1.41	1.39	1.40
October 2023		1.39	1.35	1.39
September 2023		1.36	1.35	1.35
August 2023		1.38	1.35	1.35
July 2023		1.39	1.36	1.38

The exchange rate was $1.44 on December 31, 2024.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2024. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of January 27, 2025, there were 47,713,494 common shares and no preferred shares issued and outstanding, after accounting for a 1 for 5 common share consolidation effective August 14, 2023.

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

Currently, the Company conducts mineral exploration in Canada and has an interest in a leased mineral exploration property in the United States. The Company also retains royalty interests on properties in Mexico and Peru.

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

In September 2007, the Company announced it had entered into an option agreement with ACME Resources where ACME could earn a 60% interest in the Tim property from the Company by issuing 1,000,000 common shares of ACME to the Company and completing $3,000,000 in exploration expenditures before September 10, 2011. This agreement and ACME's exploration spending triggered the bonus share clause in the acquisition agreement of the Tim property from Almaden. Therefore, an additional 50,000 common shares of the Company were issued to Almaden in Fiscal 2008. In November 2010, ACME withdrew from the option agreement and returned the Tim property to the Company. During the option period ACME increased the size of the property, by staking, to approximately 6,000 hectares and 288 claims.

In April 2015, the Company acquired all the issued and outstanding shares of Estrella Gold Corporation. Under the terms of the Plan of Arrangement, each Estrella shareholder received one common share of the Company for each Estrella common share. Estrella and the Company had officers and directors in common, and the acquisition was non-arms length. Estrella also operated as a mineral project generator with a focus on Peru, and their property interests included the advanced exploration properties Yanac and Pucarana. In connection with the Plan of Arrangement with Estrella Gold Corporation, the Company effected a 1 for 10 common share consolidation and changed its name to Alianza Minerals Ltd. effective April 29, 2015.

In May 2015, the Company and the other property owners agreed to sell the Pucarana property in Peru to Compania de Minas Buenaventura S.A.A. (“Buenaventura”) in exchange for a 3% Net Smelter Royalty. The property is adjacent to Buenaventura’s operating Orcopampo Gold Mine in Arequipa, Peru. The Company had a 36% interest in the property and received a net 1.08% NSR.

In February 2016, the Company sold its Yago, Mezquites and San Pedro properties in Mexico to Almadex Minerals Limited for a 1% NSR capped at $1,000,000.

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

In January 2020, Coeur Mining Inc. signed an option agreement on the Company’s Tim Property in the Yukon. Under the agreement, Coeur can earn an 80% interest in the property by funding $3.55 million in exploration over five years and paying Alianza $575,000 in cash payments over eight years. The 2020 exploration program on Tim was planned to consist of detailed mapping, soil geochemical surveys, and reopening old trenches for sampling. However, since the required permits for the exploration program were not received until late in 2020, the program was deferred.

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

In May 2024, the Company optioned the GDR Silver Project in southern Yukon. To earn a 100% interest, subject to a 2.4% NSR, the Company must make staged cash payments of $102,000 and staged shares issuances of 1,560,000 common shares over four years. The Project consists of 3 properties located near the Company’s Tim project which are prospective for Carbonate Replacement Deposits.

During the year ended September 30, 2024, the Company transferred its interest in its three Colorado exploration properties back to the original vendors and has no further interest in those properties. Dropping these properties allows the Company to focus its efforts and capital on its core silver exploration properties.

Business Overview

The Company is a silver focused exploration company, with its primary focus on its Haldane and Tim silver properties in the Yukon Territory, Canada. The Company also has interests in other mineral exploration projects located in the Yukon Territory and a leased property in Nevada, USA. The Company also retains Net Smelter Royalties on a property in Peru and several properties in Mexico. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in the Yukon Territory, Canada, and in the United States Nevada, USA. All of the Company's properties are currently at the exploration stage. The Company also has royalty interests on properties in Mexico and Peru.

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

Location and Access

The property consists of 432 contiguous quartz mineral claims for a total of 8,579 hectares located 25 kilometers west of Keno City along the Silver Trail highway between Mayo and Keno City. The property is within 5 kilometers of the highway, and primary access is via a four-wheel drive road. The location is within the historic Keno Hill mining district, which has produced silver for over 100 years.

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

This program investigated four areas with potential for traditional “Keno-style” carbonate-silver bearing sulphide vein mineralization in the Basal Quartzite member of the Keno Hill Quartzite formation, as seen at the Middlecoff and West Fault zones at Haldane and similar to that which comprises ore at the nearby Keno Hill mine and surrounding deposits. Targets may also be prospective for gold mineralization in the Sourdough member of the Keno Hill Quartzite formation, which sits stratigraphically above the Basal Quartzite member. Other explorers in the district have recently been successful in identifying gold deposits within this unit.

The four target areas investigated in the 2022 program were Bighorn, Sundown, Bighorn East and Ross West. Field work at Bighorn targeted the extension of known mineralization identified in surface trenches and diamond drilling in 2019. This hole (HLD19-15) was the first test within a 900-meter long silver-lead soil geochemical anomaly, intersecting four separate structures in drilling, with one yielding 2.35 m of 125.7 g/t silver and 4.39% lead. Trench BHU3 intersected faulted quartzites and schists of the Basal Quartzite Member of the Keno Hill Formation approximately 250 m south of HLD19-15. No sulphides remain, but sampled oxide mineralization from a 2 m chip sample returned 32.7 g/t silver. This structure, now termed the BT structure, has been identified in drilling and in surface trenching over 525 meters of strike length with at least 1,400 meters of strike potential in the favorable Basal Quartzite Member host rocks. Importantly, further potential to expand the BT structure strike exists where the fault continues within the Basal Quartzite under cover of the overlying Sourdough Member. Due to these encouraging results, the Bighorn target is now a priority for drill testing in 2023, along with the West Fault.

At the Sundown and Ross West target areas, crews were unable to identify the source of anomalous soil geochemical results, largely due to the depth of overburden and a lack of outcrop. At Bighorn East intrusive sills and dykes identified in the area were not precious metals bearing.

Current and Anticipated Exploration

The 2024 drill program began in September 2024 and concluded in October. A total of 732 meters of drilling was completed in 3 holes testing the West Fault and Main Fault targets.

A goal of this program is to test the Main Fault below the level of oxidation for a true representation of this target’s potential for high grade silver mineralization. The surface expression of the Main Fault indicates potential for a large structure, with historical oxidized vein samples at surface averaging 151 g/t silver over 7.6 m and 223 g/t silver over 3.6 m at the Main Zone and Main Zone South showings. Heavily oxidized, poorly recovered intersections in 2011 and 2013 drilling by previous operators intersected similarly anomalous results.

The 2024 program is the first drilling of the Main Fault by the Company, with two holes successfully intersecting the target in moderately oxidized to unoxidized rocks allowing for strong recovery of the vein targets.

Hole HLD24-29 intersected a somewhat oxidized structure above the Main Fault from 158.6m – 162.0m followed by unoxidized Main Fault breccia and siderite vein from 171.0m to 176.7m. The width of this zone warranted a follow up hole, targeting the structure 50 meters down dip. Hole HLD24-30 accomplished this, intersecting the same partially oxidized structure above the Main Fault from 171.0 – 172.5m and the Main Fault as a much wider, unoxidized, structural zone from 183.5 to 203.0 meters down hole, exhibiting multiple fault splays with strong gouge and breccia zones as well as quartz-siderite+/- sulphide veins. The program successfully showed that the Main Fault is a viable silver target with strong Keno District style veining characteristics indicating its potential to host high grade silver mineralization as seen elsewhere in the district, which was corroborated by strong analytical results from this target summarized below.

Main Fault Target

The Main Fault, thought to be a parallel structure to the West Fault, was targeted in the 2024 drill program by two holes, HLD24-29 and 30. These holes successfully intersected a wide structural zone consisting of three siderite-sulphide vein faults and breccias with an interstitial stockwork of siderite bearing veinlets and brecciated host rocks that forms the overall structural zone.

In hole HLD24-29, the widest structural zone returned 13.75m true width (“TW”) of 157 g/t silver, 1.42% lead and 0.67% zinc and blossomed to 28.36m (TW) of 130 g/t silver, 0.55% lead and 0.52% zinc 50 meters down dip in hole 30. High grade oxidized and brecciated siderite vein fault material at the upper boundary returned 1.83m (TW) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc including 0.73m (TW) of 2,470 g/t silver, 9.64 g/t gold, 3.88% lead and 0.99% zinc in hole HLD24-30. It is notable that these upper boundary intersections are unusually high in gold as compared to other intersections at the Haldane Property. The oxidized nature of these intersections makes it difficult to determine the mineralogy associated with the elevated gold values at this time.

Table 1 – Haldane Property – 2024 Significant Drill Intersections

Hole	From (m)	To (m)	Interval (m)	True Width(m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq (g/t)[1]
HLD24-28 (West)	243.71	244.09	0.38	0.19	122	0.17	2.07	0.48	218
HLD24-29 (Main)	146.20	162.00	15.80	13.75	157	0.08	1.42	0.67	233
incl.	147.60	150.00	2.40	2.09	206	0.10	1.49	1.36	311
incl.	157.00	160.50	3.50	3.05	460	0.15	4.34	1.23	653
and incl.	158.60	160.50	1.90	1.65	777	0.25	7.86	2.22	1,123
	171.00	176.30	5.30	4.61	53	0.06	1.13	1.43	147
incl.	174.20	176.30	2.10	1.83	105	0.04	2.61	2.07	268
HLD24-30 (Main)	159.00	161.50	2.50	1.83	1,088	3.90	1.89	0.63	1,491
incl.	159.00	160.00	1.00	0.73	2,470	9.64	3.88	0.99	3,422
	164.20	203.00	38.80	28.36	130	0.09	0.55	0.52	174
incl.	171.70	172.50	0.80	0.58	1,210	0.42	3.15	0.45	1,358

incl.	183.85	191.80	7.95	5.81	365	0.23	1.80	1.37	491
and incl.	190.80	191.80	1.00	0.73	1,025	0.54	8.52	2.18	1,415
incl	201.75	203.00	1.25	0.91	194	0.18	0.54	1.08	266

1Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc. While metal prices today are generally higher than those used in the formula, these are the values used for past drilling at Haldane in order to compare past results.

High grade, partially oxidized and strongly brecciated siderite vein fault from the center of the Main Fault structural zone returned 3.05m (TW) of 460 g/t silver, 0.15 g/t gold, 4.34% lead and 1.23% zinc, including 1.65m (TW) of 777g/t silver, 0.25 g/t gold, 7.86% lead and 2.22% zinc in HLD24-29 and 5.8m (TW) 365 g/t silver, 0.23 g/t gold, 1.80 % lead and 1.37 % zinc 50 meters down dip from HLD24-30.

The best result from the lowermost unoxidized siderite vein and vein fault breccia was an intercept of 0.91m (TW) of 194 g/t silver, 0.18 g/t gold, 0.54% lead and 1.08% zinc from HLD24-30.

W
7083000N
456800E
Looking NNE
456900E
457000E
E
1350m
1300m
1250m
1200m
1150m
1100m
1050m
1000m
D
D'
3.6m @ 223g/t Ag
HLD13-12
HLD24-30
HLD24-29
A
B
C
D
E
Schist
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Fault Zone
50m

HLD13-12 *historic*		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
E		3.06	N/A	84	0.12	0.14	1.39	**151**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
A		15.80	13.75	157	0.08	1.42	0.67	**233**
	including	2.40	2.09	206	0.10	1.49	1.36	**311**
	including	3.50	3.05	460	0.15	4.34	1.23	**653**
	and incl.	1.90	1.66	777	0.25	7.86	2.21	**1123**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
B		5.30	4.61	53	0.06	1.13	1.43	**147**
	including	2.10	1.83	105	0.04	2.61	2.07	**268**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
C		2.50	1.83	1088	3.9	1.89	0.63	**1491**
	including	1.00	0.73	2470	9.64	3.88	0.99	**3422**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
D		38.80	28.36	130	0.09	0.55	0.52	**174**
	including	0.80	0.58	1210	0.42	3.15	0.45	**1358**
	including	7.95	5.81	365	0.23	1.80	1.37	**491**
	and incl.	4.15	3.03	423	0.25	1.30	1.01	**522**
	and incl.	1.00	0.73	1025	0.54	8.52	2.18	**1415**
	including	1.25	0.91	194	0.18	0.54	1.08	**266**

Figure 2 - Cross Section HLD24-29 & -30

West Fault Target

Holes HLD24-29 and -30 potentially tested the very upper portions of the West Fault prior to reaching the Main Fault. The intersections occur high in the hole in very oxidized material. A significant fault zone was intersected in HLD24-29 but was unmineralized while the projected intersection in HLD24-30 was not recovered. Due to the shallow nature of the intersections and associated poor core recovery, management does not believe that this is an adequate test of the West Fault in this area and plans deeper drilling in this area in the future.

Hole HLD24-28, intersected the West Fault but deviated significantly more shallowly than expected and to the west of the intended target pierce point. The hole intersected several narrow discrete siderite-galena-sphalerite veins and siderite veinlets with the best of these returning 0.19m (TW) of 122 g/t silver, 0.169 g/t gold, 2.07% lead and 0.47% zinc. The hole did not close off the interpreted SW plunge of high-grade silver mineralization intersected in 2021 drilling, which remains open at a more steeply oriented plunge.

Bighorn Target

A fourth hole at the Bighorn target was dropped from the program due to deteriorating conditions that made drill pad access difficult. Bighorn remains a high priority target and a pad was constructed early in the program that will be available for use in the next drill campaign at Haldane.

The Company is currently planning the size and scope of the 2025 drill program at Haldane, with the Main Fault target as the primary focus of the program.

As of September 30, 2024, the Company has expended $5,686,215 on acquisition and exploration on the property.

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

To earn an initial 51% interest, Coeur must make the exploration financing and cash payments under the following schedule:

Date/Period	Exploration Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000 (received)
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000 (received)
By December 31, 2023	-	$50,000 (received)
By December 31, 2024	$700,000	$75,000 (received)
By December 31, 2025	$1,100,000	$100,000
By December 31, 2026	$1,353,073	$100,000

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

Current and Anticipated Exploration

Coeur is the operator for exploration at Tim under the agreement. In preparation for drilling, a five-year Class 3 Land Use Permit was issued in June 2023. Due to the delays in receiving the permit, Coeur was unable to conduct their planned drill program in calendar 2023.

In July 2024, Coeur commenced the 2024 drilling program under the direction of Coeur’s exploration team based at Silvertip. 2,200 meters of drilling was planned to test the potential for CRD-style mineralization along almost 2,000 meters of strike length of prospective stratigraphy. Drilling targeted both structurally-hosted “chimney” style mineralization and stratigraphically controlled “manto” mineralization, including recent surface sampling to verify historical sampling 468.1 g/t silver, 21.1% lead, and 0.3% zinc over 4.0 meters from one re-opened trench and 265.0 g/t silver, 6.7% lead and 0.9% zinc over 8.8 meters from another trench, located approximately 200 meters along strike.

On August 19, 2024, the Company provided an update on exploration. All four holes drilled to date intersected the strongly oxidized Wolf structure and/or parallel splays of it. The Wolf Fault is noted to emplace overlying Kechika phyllite and argillites in fault contact with the underlying prospective Rosella Limestone Formation. At depth, parallel structures to the Wolf Fault are seen within the argillites of the Boya Formation that underlie the Rosella limestones. Geological and structural features that had been observed in the drilling to date consist of diagnostic features that are commonly associated with significant CRD mineralization and have been observed at the Silvertip deposits. Such characteristics include fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence) and re-crystallization of the host limestones. These features suggest that the Wolf Fault target at Tim could be part of a productive CRD system.

Tim Property

- Fieldwork by Coeur has confirmed the results of the 1980's era programs, with excellent silver results from chip and grab samples
- **2000 m drill program underway**

Trenching highlights (Coeur):

Trench 1: 4 m - 468.1 g/t Ag, 21.1% Pb, 0.3% Zn

Trench 3: 8.8 m – 265.0 g/t Ag, 6.7% Pb, 0.9% Zn

Re-open/new Trecning
2013 Program
356, 7.54
3.7
Hole 3
Hole 2
Hole 4
Hole 1
1,292 g/t Ag grab
Limestone - Lower Cambrian
Quartzite/Siltstone/Mudstone/Shale - Lower Cambrian
Additional Soil Geochemistry
Phyllite/Siltstone - Cambrian
0 250 500 m
LEGEND
Camp
AccessRd
Soil Geochem Grid
1988 Trench
Trench Result
Ag (g/t), Pb (%)
metres
>0.80 ppm Silver Contour
>215 ppm Lead Contour
>291 ppm Zinc Contour
2008 Drillhole
2024 Proposed Drill Pad
Silver North Resources Ltd.
Tim Property Compilation
NAD83 Zone 9N
Scale: 1:12,500
Figure: 5

silvernorthres.com SNAG TSX.V TARSF OTCQB

17

Wolf Fault

The 2024 drilling program at the Tim Property was completed in September and the drill was demobilized from site. A total of 2,252 meters were drilled in six holes in the program. Coeur indicated it would also be undertaking two additional detailed airborne geophysical surveys over the entire project consisting of magnetics and radiometrics surveys and a Mobile MT survey that has the potential to detect conductive features at much greater depths than the recent SkyTEM airborne survey of the property. These elements represented an expansion of the planned 2024 exploration program.

Analytical results from the 6 holes drilled by Coeur are expected around late February. After interpretation of the 2024 drill results, in conjunction with the data collected from airborne magnetics, radiometrics and mobile MT surveys, Coeur will prioritize targets for drilling. It is expected that Coeur will test these targets in 2025.

During the year ended September 30, 2024, Coeur was invoiced $9,750 (received) for reimbursements related to the Tim property.

GDR Project

In May 2024, the Company completed an option agreement with three prospectors who hold the GDR Project in southern Yukon. The GDR Project consists of three claim groups known as Veronica, MR, and MFW totaling 150 claims in the Silvertip-Midway District in the vicinity of Silver North’s Tim Silver Property. The GDR Project claims cover geology prospective for Carbonate Replacement Deposits (“CRD”) similar to that being explored at Tim and at Coeur’s nearby Silvertip Mine Project.

The Company can earn a 100% interest in the GDR property under the following terms:

Date/Period	Cash	Shares
On the Closing Date (5 business days following TSX Venture Exchange’s approval) **	$6,000 (paid)	180,000 (issued)
On or before 1st anniversary of the Closing Date	$6,000	180,000
On or before 2nd anniversary of the Closing Date	$20,000	240,000
On or before 3rd anniversary of the Closing Date	$30,000	240,000
On or before 4th anniversary of the Closing Date	$40,000	720,000

** Closing Date is defined as May 29, 2024.

On exercise of the option, the GDR property will be subject to a Net Smelter Return (NSR) royalty of 2.4%, 0.9% of which can be purchased for $2,000,000 by the Company until 6 months after the start of production.

The three claim groups comprising the GDR Project are road and trail accessible with excellent potential for high-grade Ag-Zn-Pb CRD mineralization similar to the nearby Silvertip mine project owned by Coeur. The project claims have Ag-Pb-Zn showings and multi-element soil geochemical anomalies underlain by Paleozoic limestone, in a similar geological setting to CRD mineralization at Silvertip.

400000
450000
6700000
6650000
MFW
MR
Yukon
Alaska
Highway
Veronica
Tim (Silver North/Coeur)
Yukon Territory
British Columbia
Silvertip (Coeur)
0
5
10
Kilometers
Silver North Resources Ltd.
Veronica, MFW and MR
Claims Plan Map

Veronica is located 11 km by road north of Silvertip and within 2km of Silver North’s Tim project. MR and MFW are located a further 10km and 17km north, and north of the Alaska Highway.

At Veronica a multi-element soil anomaly of silver, lead and zinc has been defined over an area 450 by 450 m and is open to the east. This new anomaly has not been trenched, drilled or explained by prospecting and presents a compelling target for exploration follow up. Limestone and quartzite outcrop in the area. Further south on the Veronica property and along the Yukon border, high silver, lead and zinc values in soils are associated with quartz veins cutting Paleozoic shales and have not been explained.

The MFW property covers a discontinuous 1500 m-long silver-lead-zinc soil anomaly that remains unexplained. Confirmation sampling within the anomaly was conducted in 2016. The anomalous elements are suggestive of a potential CRD style mineralized source. Nearby outcrops consist of limestone and quartzite.

The MR property covers a number of historic trenches excavated to explore a series of carbonate-hosted, zinc-oxide prospects. A vein structure was discovered in 2016 and chip sampled in 2018 with lead, silver and zinc values. Soil sampling to the southeast of this structure has defined an anomaly over 300 by 500m of silver values with associated anomalous Pb and Zn concentrations. The anomaly remains unexplored and unexplained. No exploration work was completed on any of the three projects in 2024.

The Veronica claim group partially lies within the Area of Interest surrounding the Tim Property, and as such, the Company is obligated to offer the Veronica for inclusion within the Tim Option agreement between Silver North and Coeur. If Coeur agrees to include the Veronica claims, it will reimburse one half of Silver North’s acquisition costs.

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

United States Properties

Colorado Properties

Twin Canyon Property

The Twin Canyon Property was a 450 hectare (1,100 acre) gold exploration project located in La Plata and Montezuma Counties in Southwest Colorado, approximately 20 kilometers from the town of Mancos.

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

The Company has also assumed the commitments under the original lease to the property owner from Mr. Goldstein and Mr. Thorson, which includes annual lease payments of US$15,000 for ten years.

In June 2024, the Company transferred the Twin Canyon claims back to Goldstein and Thorson and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company wrote off $710,523 of capitalized exploration and evaluation costs.

Klondike Property

The Klondike Property was a 843 hectare (2,083 acre) copper exploration project located in San Miguel County in Southwest Colorado, approximately 25 kilometers south of Naturita, Colorado.

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

In August 2024, the Company dropped the Klondike property and relinquished any other commitments to the property. During the year ended September 30, 2024, the Company wrote off $8,922 of capitalized exploration and evaluation costs.

Stateline Property

The Stateline Property was a 148 hectare (365 acre) copper exploration project located in San Miguel County, Colorado and San Juan County, Utah, approximately 40 kilometers southwest of Naturita, Colorado.

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

In June 2023, the Company and Cloudbreak did not mutually agree to extend the Strategic Alliance, and the agreement was terminated. Volt terminated the option agreement on the Stateline project in August 2023. In August 2024, the Company dropped the Stateline property and relinquished any other commitments to the property. During the year ended September 30, 2024, the Company wrote off $2,067 of capitalized exploration and evaluation costs.

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

During the year ended September 30, 2024, Nevada Canyon reimbursed the Company $2,700 (2023 - $3,438) which includes US$nil (2023 - US$543) for the 2024 annual property claim fee and US$2,000 (2023 – US$2,000) for the 2024 annual payment. Nevada Canyon paid for the 2024 annual property claim fee directly.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.35 on September 30, 2024.

The Company since inception has primarily financed its activities through the issuance of equity. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended September 30, 2024 vs. Year Ended September 30, 2023

During the year ended September 30, 2024, the Company completed a drill program at Haldane, and partner Coeur conducted a drill program on the Tim property. The Company also entered an option agreement to acquire a 100% interest in the GDR property in the Yukon. All of the Company’s property interests in Colorado were dropped and the capitalized acquisition and exploration expenditures were written-off.

The comprehensive loss for the year ended September 30, 2024 was ($2,031,383), or ($0.05) per share, compared to a loss of ($817,618), or ($0.02) per share, for the year ended September 30, 2023.

In the year ended September 20, 2024, expenses totaled $1,396,837, which was an increase of $769,780 compared to expenses of $627,057 for the year ended September 30, 2023.  Significant changes occurred in share-based payments, which was $336,735 compared to $nil as the Company issued 2,310,000 stock options during the current year; Investor relations and shareholder information, which rose to $602,716 from $144,501; Accounting and legal fees, which fell slightly to $158,770 from $169,483; Office expenses increased to $25,624 from $20,271; Property investigation expenses declined to $2,238 from $23,667, and Travel, which rose to $17,394 from $9,751; Transfer agent, listing and filing fees increased to $55,980 from $47,151; and Wages, benefits and consulting fees fell to $179,333 from $194,233.

Other items include the write-down of exploration and evaluation assets of ($717,378) compared to ($338,943) in 2023, as the Company dropped and wrote-off its Colorado exploration properties in 2024, and the BP and East Walker projects in Nevada in 2023. Flow-through share premium recovery was $54,503 compared to $4,221 in 2023. Fair value gain on marketable securities was $7,500 compared to $76,985, and gain on the sale of marketable securities was $8,625 compared to a loss of ($30,052) in 2023. Interest income was $9,289 compared to $2,376, as more interest was earned on the higher cash balances present in 2024. Proceeds received in excess of exploration and evaluation costs was $3,986 compared to $133,008. Other income was $nil compared to $27,000, as the Company received common shares of Highlander for the sale of La Estrella property data in 2023. Write-down of VAT receivables was $nil compared to ($42,706) in the prior year. Foreign exchange loss was ($1,101) compared to a gain of $128 in 2023.

Other comprehensive loss included a gain on exchange difference arising on the translation of foreign subsidiary of $30 compared to a loss of ($22,578) in the prior year.

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

Liquidity and Capital Resources

As of September 30, 2024, the Company had a working capital deficit of ($361,496), including cash of $709,647, compared to a working capital deficit of ($683,657), including cash of $135,203, at September 30, 2023.

Management estimates that the SG&A expenses will be approximately $600,000 in fiscal 2025. As of December 31, 2024, the Company had $91,124 of unspent Flow-through exploration funds which it expects to use for exploration on the Haldane project in fiscal 2025. The Company anticipates raising additional funds through the sale of common shares and flow-through common shares to fund its exploration programs in fiscal 2025, but the final amount to be expended on property exploration will depend on market conditions and the Company’s ability to raise additional funds.If the Company is unable to raise additional funds through private placements of equity, or option certain of its properties, it will likely result in a severe reduction in the Company’s exploration and operational budgets and may result in management relinquishing certain mineral claims and severely reducing its operations.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. The number of common shares issued and the price per share have been adjusted for the 1 for 5 common share consolidation effective August 14, 2023.

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal 2020	Acquisition of Mineral Property	25,000	$ 0.45	$ 11,250
	Acquisition of Mineral Property	100,000	0.425	42,500
	Acquisition of Mineral Properties	140,000	0.65	91,000
	Private Placement	4,400,000	0.25	1,100,000
	Exercise of Options	50,000	0.50	25,000
	Exercise of Warrants	606,000	0.50	303,000
	Exercise of Finder’s Warrants	240,605	0.25	60,151

Fiscal 2021	Acquisition of Mineral Property	30,000	0.55	$ 16,500
	Acquisition of Mineral Property	40,000	0.325	13,000
	Private Placement	1,534,074	0.675	1,035,500
	Private Placement – Flow-through	2,776,226	0.675	2,151,575
	Private Placement – Flow-through	2,102,067	0.60	1,261,240
	Exercise of Warrants	1,248,000	0.50	624,000
	Exercise of Finder’s Warrants	11,220	0.25	2,805

Fiscal 2022	Private Placement	2,000,000	0.375	$ 750,000

Fiscal 2023	Exercise of Warrants	87,860	$ 0.25	$ 21,965

Fiscal 2024	Private Placement	5,000,000	$ 0.20	$ 1,000,000
	Private Placement	6,500,000	0.10	650,000
	Private Placement	2,500,000	0.225	562,500
	Private Placement	1,655,500	0.16	264,880

Year Ended September 30, 2024

As of the end of the fiscal year ended September 30, 2024, the Company had a working capital deficit of ($361,496) compared to a working capital deficit of ($683,657) at September 30, 2023. During the fiscal year ended September 30, 2024, Operating Activities used cash of ($1,300,229), including the net loss of ($2,031,413).

Items not affecting cash include the write-down of exploration and evaluation assets of $717,378, Share-based payments, which is related to the issuance of stock options, of $336,735, fair value gain on marketable securities of $(7,500), flow-through share premium recovery of ($54,503), gain on sale/transfer of marketable securities of ($8,625), and proceeds received in excess of exploration and evaluation asset costs of ($1,286).

Changes in non-cash working capital items include an increase in receivables of ($21,287); an increase in prepaid expenses which used cash of ($41,175); a decrease in accounts payable and accrued liabilities of ($114,574); and a decrease in amounts due to related parties of ($73,979).

Cash flows from Investing Activities used cash of ($343,205). Amounts expended on exploration and evaluation assets, net of recoveries, used cash of ($369,274). Proceeds from the sale of marketable securities provided cash of $20,625, and deposits provided cash of $5,444. Cash flows from Financing Activities provided cash of

$2,219,820. Proceeds from issuance of common shares provided cash of $2,392,380 and share issue costs used cash of ($172,560).

As of September 30, 2024, cash totaled $709,647 compared to cash of $135,203 as of September 30, 2023, which is increase of $574,444.

During the year, the Company issued 15,835,500 common shares:

•In October and December 2023, issued 5,000,000 common shares pursuant to a non-brokered private placement in two tranches. The company issued both flow-through and non-flow through share units. 2,700,000 non-flow through units were issued at a price of $0.20 per unit for gross proceeds of $540,000 and 2,300,000 flow-through units were issued at price of $0.20 per share for gross proceeds of $460,000. Each unit consisted of common share and one-half of a share purchase warrant, with a full warrant entitling the holder to purchase one additional non-flow through common share for a 36 month period at a price of $0.30. The Company also paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The Company incurred additional share issue costs of $61,205 in connection with this financing.

•In April 2024, issued 6,500,000 common shares pursuant to a non-brokered private placement of common stock units at a price of $0.10 per unit for gross proceeds of $650,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.20. The Company paid $28,210 in cash finder’s fees and incurred share issue costs of $45,102.

•Issued at total of 4,155,500 common shares in a non-brokered private placement in three tranches:

oIn June 2024, the Company completed the first tranche by issuing 2,500,000 charity flow-through units at a price of $0.225 per unit for gross proceeds of $562,500. Each charity flow-through unit consisted of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional non-flow through common share for a 48 month period at a price of $0.35 per share.

oIn June 2024, the Company completed the second tranche by issuing 1,099,250 non-flow-through units at a price of $0.16 per unit for gross proceeds of $175,880. Each non-flow through unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional non-flow through common share for a 48 month period at a price of $0.35 per share.

oIn July 2024, the Company completed the third tranche by issuing 556,250 non-flow through units at a price of $0.16 per unit for gross proceeds of $89,000. Each non-flow through unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional non-flow through common share for a 48 month period at a price of $0.35 per share.

The Company paid $20,230 in cash finder’s fees, incurred $87,172 in share issue costs, and issued the following finder’s warrants exercisable into one common share at a price of $0.16 for a period of 12 months: 105,000 finder’s warrants until June 21, 2025, 10,500 finder’s warrants until June 28, 2025 and 10,937 finder’s warrants until July 18, 2025.

•In June 2024, Issued 180,000 common shares at a deemed price of $0.22 per share for a total consideration of $39,600 for the option on the GDR property.

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

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

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

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of January 31, 2025 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All the Directors are residents and citizens of Canada. Each director was elected at the Annual General Meeting held on March 27, 2024.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	54	July 23, 2007
Craig Lindsay (1)	59	November 3, 2008
Mark T. Brown (1)	56	February 28, 2014
Jason Weber	54	March 10, 2014

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 16, 2024. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of January 31, 2025, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	54	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	50	April 29, 2015
Rob Duncan	Vice-President Exploration	50	August 1, 2020

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He was President of Estrella from May 2014 until its acquisition by the Company in April 2015 and was named President and CEO of the Company upon completion of the acquisition. He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America and has also worked on gold and copper projects in British Columbia and Australia. Mr. Weber is a past Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). He currently serves as President, CEO and a Director of Acme Gold

Company, a mineral exploration company traded on the Canadian Securities Exchange. Mr. Weber devotes approximately 75% of his time to the Company.

Marc G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He was a former Vice-President of Corporate Development of Nevsun Resources Ltd., a mining company formerly traded on the TSX and NYSE MKT. He currently serves as the President, CEO and a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. He also serves as a Director of Banyan Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007 and served as CEO and President until the completion of the acquisition of Estrella in April 2015. Mr. Blythe devotes approximately 10% of his time to the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and a Director of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of EGR Exploration, a gold exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Green Bridge Metals, a mineral exploration company traded on the Canadian Securities Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; and a Director of MTB Metals, a mineral exploration company traded on the TSX Venture Exchange; and Mr. Brown devotes approximately 10% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services; a director of Excellon Resources Inc., a mineral production company traded on the Toronto Stock Exchange; a director of VR Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a director of Electric Royalties Ltd., a mineral royalty portfolio company traded on the TSX Venture Exchange; and a Director of ReVolve Renewable Power Corp., a renewable energy company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009 and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

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

Rob Duncan has over 30 years of experience in mineral exploration with a wide range of companies, from major producers such as Rio Tinto and Inmet Mining to junior explorers. He has held senior management positions at several junior explorers exploring throughout the North American Cordillera, Canadian Shield and Eastern Europe on a wide variety of deposit types including orogenic gold, porphyry copper (gold), VMS, intrusion related gold, and epithermal gold-silver systems. He also has over ten years of management experience specifically with prospect generator companies, having held the position of Exploration Manager at Rimfire Minerals and VP Exploration and Project Development at Evrim Resources. He previously served as Chief Operating Officer of Kutcho Copper Corp., a mineral exploration company traded on the TSX Venture Exchange, and as COO of QX Metals Corp. (now Gold Bull Resources), a mineral exploration company traded on the TSX Venture Exchange. He currently serves as a Director of Acme Gold Company, a mineral exploration company traded on the Canadian Securities Exchange. Mr. Duncan received his BSc in Geology and his M.Sc. in Geological Sciences from University of British Columbia. Mr. Duncan spends approximately 90% of his time on the affairs of the Company.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was confirmed by shareholders at the most recent meeting held on March 27, 2024.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years. Option/share totals have been adjusted for the 1 for 5 share consolidation effective August 14, 2023.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation	Total Compensation
Jason Weber, President, CEO and Director	2024 2023 2022	$ 162,000 162,000 162,000	350,000 Nil 200,000	$ 53,851 Nil 59,000	$ Nil Nil Nil	$ 215,851 162,000 221,000

Winnie Wong, Chief Financial Officer	2024 2023 2022	N/A N/A N/A	200,000 Nil 100,000	$ 30,772 Nil 29,500	$ Nil Nil Nil	$ 30,772 Nil 29,500

Rob Duncan, Vice-President, Exploration	2024 2023 2022	$ 126,724 150,000 150,000	300,000 Nil 150,000	$ 46,158 Nil 44,250	$ Nil Nil Nil	$ 172,882 150,000 194,250

Marc G. Blythe Director	2024 2023 2022	$ Nil Nil Nil	200,000 Nil 100,000	$ 30,772 Nil 29,600	$ Nil Nil Nil	$ 30,772 Nil 29,500

Mark T. Brown, Director (1)	2024 2023 2022	N/A N/A N/A	300,000 Nil 150,000	$ 46,158 Nil 44,250	$ 224,507 158,000 201,500	$ 270,665 158,000 245,750

Craig Lindsay, Director	2024 2023 2022	N/A N/A N/A	200,000 Nil 100,000	$ 30,772 Nil 29,500	$ Nil Nil Nil	$ 30,772 Nil 29,500

Sven Gollan, Former Director (2)	2024 2023 2022	N/A N/A N/A	Nil Nil 100,000	$ Nil NIl 23,100	$ Nil Nil Nil	$ Nil Nil 23,500

John Wilson, Former Director	2023 2022	N/A N/A	Nil 50,000	$ Nil 14,750	$ Nil Nil	$ Nil 14,750

(1)

"Other Compensation" for Mark T. Brown is for management and accounting fees and share issue costs paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director and Ms. Winnie Wong is Vice President.

(2)	Mr. Gollan did not stand for re-election to the Board of Directors at the 2024 Annual and General Meeting of Shareholders held on March 27, 2024.

No funds were set aside or accrued by the Company during fiscal 2024 to provide pension, retirement or similar benefits for Directors or Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Jason Weber, President and CEO: In the case of a change of control resulting in involuntarily termination of Mr. Weber without cause or in the event of a termination of Mr. Weber for Good Reason, Mr. Weber is entitled to 18 months’ base salary and 18 months’ continued benefits coverage.

Rob Duncan, Vice-President Exploration: In the case of the Company being substantially sold or had a change of control, Mr. Duncan is entitled to 1-year pay.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated February 16, 2024.

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

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting. The Committee met in person once in fiscal 2024, with other meetings conducted electronically.

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

Table No. 7 lists, as of January 31. 2025, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Executive Officers and Directors

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	489,597	1.02%
Common	Mark T. Brown (2)	7,355,648	15.11%
Common	Craig Lindsay (3)	539,000	1.12%
Common	Jason Weber (4)	1,155,916	2.37%
Common	Winnie Wong (5)	420,180	0.87%
Common	Rob Duncan (6)	1,343,272	2.77%

	Total Officers and Directors	11,303,613	21.85%

(1)	Of these shares, 69,597 are common shares and 420,000 represent share purchase options.
(2)

Of these shares, 2,604,000 are common shares and 610,000 are share purchase options owned personally. 3,761,145 are common shares and 347,903 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 32,600 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(3)

Of these shares, 27,000 are common shares and 92,000 are share purchase warrants held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 420,000 are share purchase options held by Mr. Lindsay directly.

(4)	Of these shares, 420,916 are common shares, 735,000 represent share purchase options and 237,000 represent stock purchase warrants.
(5)	Of these shares, 180 are common shares and 420,000 represent share purchase options.
(6)	Of these shares, 594,522 are common shares, 610,000 represent share purchase options, and 138,750 are stock purchase warrants.

Based upon 47,713,494 shares outstanding as of January 31, 2025, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

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

On December 31, 2024, the shareholders' list for the Company's common shares showed 47,713,494 common shares issued and outstanding. There are 12 registered holders, including depositories, holding 47,096,643 common shares in Canada. 4 registered holders, including depositories, hold 466,851 common shares in the United States, and 1 registered holder, including depositories, holding 150,000 common shares in other countries.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of January 31, 2025, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark T. Brown (1)	7,355,648	15.11%
Common	Fruchtexpress Grabher GmbH & Co KG (2)	3,200,000	6.71%

(1)

Of these shares, 2,604,000 are common shares and 610,000 are share purchase options owned personally. 3,761,145 are common shares and 347,903 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 32,600 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(2)	All of these shares are beneficially owned by Hubert Grabher.

Based upon 47,713,494 shares outstanding as of January 31, 2025, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2024 ended September 30, 2024, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $224,507 (Fiscal 2023 - $158,000; Fiscal 2022 - $201,500) for management, accounting, and shareholder communication services.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2024, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  After adjusting for the 1 for 5 share consolidation effective August 14, 2023, there were 47,713,494 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2024 and as of January 31, 2025.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending December 31, 2024;

•each of the last twelve fiscal quarters ending the three months ended December 31, 2024; and

•each of the last five fiscal years ending September 30, 2024.

All historical share prices have been adjusted for the 1 for 5 share consolidation effective August 14, 2023.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2024	$ 0.10	$ 0.065	$ 0.10
November 2024	0.10	0.075	0.085
October 2024	0.15	0.09	0.105
September 2024	0.13	0.10	0.11
August 2024	0.15	0.10	0.12
July 2024	0.16	0.13	0.13

Three Months Ended December 31, 2024	$ 0.15	$ 0.065	$ 0.10
Three Months Ended September 30, 2024	0.16	0.10	0.11
Three Months Ended June 30, 2024	0.24	0.105	0.16
Three Months Ended March 31, 2024	0.165	0.08	0.115

Three Months Ended December 31, 2023	$ 0.25	$ 0.125	$ 0.14
Three Months Ended September 30, 2023	0.275	0.10	0.21
Three Months Ended June 30, 2023	0.175	0.10	0.125
Three Months Ended March 31, 2023	0.225	0.10	0.125

Three Months Ended December 31, 2022	$ 0.20	$ 0.10	$ 0.20
Three Months Ended September 30, 2022	0.30	0.20	0.20
Three Months Ended June 30, 2022	0.40	0.20	0.25
Three Months Ended March 31, 2022	0.45	0.30	0.35

Fiscal Year Ended September 30, 2024	$ 0.24	$ 0.065	$ 0.10
Fiscal Year Ended September 30, 2023	0.275	0.10	0.14
Fiscal Year Ended September 30, 2022	0.45	0.10	0.20
Fiscal Year Ended September 30, 2021	1.25	0.35	0.40
Fiscal Year Ended September 30, 2020	1.00	0.15	1.00

Table No. 10 lists, as of January 31, 2025, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/Share	Expiration Date

87,860	0.50	March 15, 2025
1,000,000	0.625	May 19, 2025
1,250,000	0.30	October 19, 2026
100,000	0.30	December 28, 2026
6,500,000	0.20	April 11, 2027
2,500,000	0.35	June 21, 2028
1,099,250	0.35	June 28, 2028
556,250	0.35	July 18, 2028

Total 13,093,360

Table No. 10a lists, as of January 31, 2025, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10a

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

105,000	$ 0.16	June 21, 2025
10,500	0.16	June 28, 2025
10,937	0.16	July 18, 2025
79,450	0.20	October 19, 2026
43,750	0.20	December 28, 2026

Total 249,637

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

During fiscal 2024, the Company issued 15,835,500 common shares:

•In October and December 2023, the Company issued 5,000,000 common shares pursuant to a non-brokered private placement in two tranches. The company issued both flow-through and non-flow through share units. 2,700,000 non-flow through units were issued at a price of $0.20 per unit for gross proceeds of $540,000 and 2,300,000 flow-through units were issued at a price of $0.20 per share for gross proceeds of $460,000. Each unit consisted of common share and one-half of a share purchase warrant, with a full warrant entitling the holder to purchase one additional non-flow through common share for a 36 month period at a price of $0.30. The Company also paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The Company incurred additional share issue costs of $61,205 in connection with this financing.

•In April 2024, the Company issued 6,500,000 common shares pursuant to a non-brokered private placement of common stock units at a price of $0.10 per unit for gross proceeds of $650,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.20. The Company paid $28,210 in cash finder’s fees and incurred share issue costs of $45,102.

•In June and July 2024, the Company issued at total of 4,155,500 common shares in a non-brokered private placement in three tranches:

oIn June 2024, the Company completed the first tranche by issuing 2,500,000 charity flow-through units at a price of $0.225 per unit for gross proceeds of $562,500. Each charity flow-through unit consisted of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional non-flow through common share for a 48 month period at a price of $0.35 per share.

oIn June 2024, the Company completed the second tranche by issuing 1,099,250 non-flow-through units at a price of $0.16 per unit for gross proceeds of $175,880. Each non-flow through unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional non-flow through common share for a 48 month period at a price of $0.35 per share.

oIn July 2024, the Company completed the third tranche by issuing 556,250 non-flow through units at a price of $0.16 per unit for gross proceeds of $89,000. Each non-flow through unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional non-flow through common share for a 48 month period at a price of $0.35 per share.

The Company paid $20,230 in cash finder’s fees, incurred $87,172 in share issue costs, and issued the following finder’s warrants exercisable into one common share at a price of $0.16 for a period of 12 months: 105,000 finder’s warrants until June 21, 2025, 10,500 finder’s warrants until June 28, 2025 and 10,937 finder’s warrants until July 18, 2025.

•In June 2024, Issued 180,000 common shares at a deemed price of $0.22 per share for a total consideration of $39,600 for the option on the GDR property.

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

Shares Issued for Assets Other Than Cash

During Fiscal 2024, the Company issued 180,000 common shares valued at $0.22 per share for total consideration of $39,600 for the option on the GDR property.

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

A sub-category of the Flow-through shares are Charity Flow-Through Shares. Under this program, Charity Flow-through Shares are sold by the qualifying exploration company to Canadian taxpayers who retain the flow-through tax incentives but donate the now non-flow through common shares to a registered Canadian charity in exchange for the tax deduction for the value of the shares. The charity may then resell the donated common shares to new buyers, including those located outside Canada, and keep the sales proceeds.

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

During the fiscal year ended September 30, 2024, the Company issued 2,300,000 flow-through common shares at a price of $0.20 per share for gross proceeds of $460,000, and issued 2,500,000 charity flow-through units at a price of $0.225 per unit for gross proceeds of $562,500.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 27, 2024.

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company. The Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. If the option holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of January 31, 2025, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options Granted	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	60,000 200,000 350,000 125,000	60,000 200,000 350,000 125,000	$ 0.70 0.50 0.15 0.10	October 15, 2025 January 18, 2027 April 24, 2029 January 30, 2030

Winnie Wong, Chief Financial Officer	40,000 100,000 200,000 80,000	40,000 100,000 200,000 80,000	$ 0.70 0.50 0.15 0/10	October 15, 2025 January 18, 2027 April 24, 2029 January 30, 2030

Rob Duncan, Vice-President, Exploration	60,000 150,000 300,000 100,000	60,000 150,000 300,000 100,000	$ 0.70 0.50 0.15 0.10	October 15, 2025 January 18, 2027 April 24, 2029 January 30, 2030

Marc Blythe Director	40,000 100,000 200,000 80,000	40,000 100,000 200,00 80,000	$ 0.70 0.50 0.15 0.10	October 15, 2025 January 18, 2027 April 24, 2029 January 30, 2030

Mark T. Brown, Director	60,000 150,000 300,000 100,000	60,000 150,000 300,000 100,000	$ 0.70 0.50 0.15 0.10	October 15, 2025 January 18, 2027 April 24, 2029 January 30, 2030

Craig Lindsay, Director	40,000 100,000 200,000 80,000	40,000 100,000 200,000 80,000	$ 0.70 0.50 0.15 0.10	October 15, 2025 January 18, 2027 April 24, 2029 January 30, 2030

Employees/Consultants/ Former Directors	101,000 360,000 310,000 450,000 40,000	101,000 360,000 310,000 450,000 40,000	$ 0.75 0.50 0.15 0.15 0.10	October 15, 2025 January 18, 2027 April 24, 2029 July 2, 2029 January 30, 2030

Total Officers and Directors	3,215,000	3,215,000

Total Employees/ Consultants/Former Directors	1,261,000	1,261,000

Total Officers/Directors/ Employees and Consultants	4,476,000	4,476,000

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2024 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2024.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2024 and 2023 ended September 30th are included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2024	Fiscal Year 2023

Audit Fees	$ 31,900	$ 20,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Total	$ 31,900	$ 20,500

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

--- No Disclosure Necessary ---

Item 16J.  Insider Trading Policies

The Company has not adopted insider trading policies and procedures governing the purchase or sale of the Company’s stock by directors, management or employees. The Board of Directors believes that providing insiders and employees with guidance and education of the governing securities regulations, particularly those of the British Columbia Securities Commission and the TSX Venture Exchange, is sufficient to promote compliance with applicable insider trading laws.

Item 16K.  Cybersecurity

Risk Management and Strategy

The Company currently manages our cybersecurity risk through our IT consultants in a variety of practices that are applicable to all users of our information technology and information assets, including our employees, vendors and contractors.  The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including network and passwords protocols, rotation of security measures and third-party firewalls and antivirus protections.

We have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The Board of Directors is responsible for overseeing risks related to cybersecurity.  The Company's senior management of the President and Chief Financial Officer are responsible for assessing and managing risks and incidents relating to cybersecurity threats. They report any material findings and recommendations, if any, to the Board of Directors.

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 27, 2025.

Consolidated Statements of Financial Position at September 30, 2024 and 2023.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2024, September 30, 2023, and September 30, 2022.

Consolidated Statements of Cash Flows for the years ended September 30, 2024, September 30, 2023, and September 30, 2022.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2024, September 30, 2023, and September 30, 2022.

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

Consolidated Financial Statements

For the years ended September 30, 2024, 2023 and 2022

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: SNAG; Tel: 604-687-3520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Silver North Resources Ltd. (formerly Alianza Minerals Ltd.),

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (“the Company”), which comprise the consolidated statements of financial position as at September 30, 2024 and 2023 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2024, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2024 and 2023 and its financial performance and its cash flows for each of the years in the three-year period ended September 30, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has no source of operating revenue and, at September 30, 2024, a working capital deficit of approximately $253,000 and accumulated losses of approximately $24.4 million. In the near-term its continuing operations are dependent upon its ability to obtain adequate financing through debt or equity issuance. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Going concern uncertainty is further discussed below as a critical audit matter.

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

Exploration and Evaluation Assets – Assessment of Whether Indicators of Impairment Exist

As described in Note 5 to the financial statements, the Company holds the rights to several exploration stage exploration and evaluation assets, which are the Company’s primary non-current assets. Note 3 to the financial statements explains that the Company capitalizes acquisition and exploration costs incurred in acquiring and subsequently advancing these exploration and evaluation assets, net of any recoveries received. At the end of each reporting period, the carrying amounts of the Company’s exploration and evaluation assets are reviewed under IFRS 6 – Exploration and Evaluation of Mineral Resources to determine whether there is any indication that these assets are impaired.

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

January 27, 2025

We have served as the Company’s auditor since 2015.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

Expressed in Canadian Dollars, unless otherwise stated

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	September 30, 2024	September 30, 2023

Assets
Current assets
Cash		$709,647	$135,203
Deferred financing costs		-	29,000
Marketable securities	4	-	4,500
Receivables		38,360	17,030
Prepaid expenses		105,372	14,197
		853,379	199,930
Non-current assets
Exploration and evaluation assets	5	6,873,183	6,881,645
Deposits	6	75,889	81,415
		6,949,072	6,963,060

Total assets		$7,802,451	$7,162,990

Current liabilities
Accounts payable and accrued liabilities		$498,199	$246,582
Due to related parties	9	608,679	637,105
Flow-through share premium liability	7	107,997	-
		1,214,875	883,687
Shareholders' equity
Share capital	7	26,930,571	24,891,882
Share subscription	7(d)	-	85,000
Reserves	7,8	4,131,153	3,745,186
Accumulated other comprehensive loss		(38,074)	(38,104)
Deficit		(24,436,074)	(22,404,661)
		6,587,576	6,279,303

Total shareholders' equity and liabilities		$7,802,451	$7,162,990

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on January 25, 2025.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30
	Note	2024	2023	2022

Expenses
Accounting and legal fees	9	$158,770	$169,483	$201,577
Investor relations and shareholder information	9	602,716	144,501	465,385
Office facilities and administrative services	9	18,047	18,000	18,002
Office expenses		25,624	20,271	15,823
Property investigation expenses		2,238	23,667	33,696
Share-based payments	8, 9	336,735	-	365,300
Transfer agent, listing and filing fees		55,980	47,151	37,123
Travel		17,394	9,751	27,195
Wages, benefits and consulting fees	9	179,333	194,233	174,219
		(1,396,837)	(627,057)	(1,338,320)

Interest income and other income		9,289	2,376	1,997
Fair value gain (loss) on marketable securities	4	7,500	76,985	(84,485)
Flow-through share premium recovery		54,503	4,221	28,828
Foreign exchange gain (loss)		(1,101)	128	36,486
Gain (loss) on sale of marketable securities	4	8,625	(30,052)	(416)
Proceeds received in excess of exploration and evaluation asset costs	5	3,986	133,008	341,966
Other income	5(d)(vi)	-	27,000	-
Write-down of exploration and evaluation assets	5	(717,378)	(338,943)	(1,038,046)
Write-down of VAT receivables		-	(42,706)	-
Net loss for the year		$(2,031,413)	$(795,040)	$(2,051,990)

Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiaries		30	(22,578)	29,407
Total comprehensive loss for the year		$(2,031,383)	$(817,618)	$(2,022,583)
Basic and diluted loss per common share		$(0.05)	$(0.02)	$(0.07)
Weighted average number of common shares outstanding – basic and diluted		40,645,267	31,838,036	30,524,378

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital			Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2021		29,790,134	24,290,287	-	2,132,792	641,848	455,246	(44,933)	(19,557,631)	7,917,609
Private placements	7(c)(i)	2,000,000	600,000	-	-	150,000	-	-	-	750,000
Share issue costs	7(c)(i)	-	(20,370)	-	-	-	-	-	-	(20,370)
Share-based payments	8(a)	-	-	-	365,300	-	-	-	-	365,300
Net loss		-	-	-	-	-	-	29,407	(2,051,990)	(2,022,583)
Balance, September 30, 2022		31,790,134	24,869,917	-	2,498,092	791,848	455,246	(15,526)	(21,609,621)	6,989,956
Share subscription	7(d)	-	-	85,000	-	-	-	-	-	85,000
Exercise of warrants	7(c)(ii)	87,860	21,965	-	-	-	-	-	-	21,965
Net loss		-	-	-	-	-	-	(22,578)	(795,040)	(817,618)
Balance, September 30, 2023		31,877,994	24,891,882	85,000	2,498,092	791,848	455,246	(38,104)	(22,404,661)	6,279,303
Private placements	7(c))(iii)(iv)(vi)	15,655,500	2,454,255	-	-	23,125	-	-	-	2,477,380
Flow-through share premium	7(c)(vi)	-	(162,500)	-	-	-	-	-	-	(162,500)
Share subscription	7(d)	-	-	(85,000)	-	-	-	-	-	(85,000)
Share issue costs	7(c)(iii)(iv)(vi)	-	(292,666)	-	-	-	26,107	-	-	(266,559)
Acquisition of exploration and evaluation assets	7(c)(v)	180,000	39,600	-	-	-	-	-	-	39,600
Share-based payments	8(a)	-	-	-	336,735	-	-	-	-	336,735
Net loss		-	-	-	-	-	-	30	(2,031,413)	(2,031,383)
Balance, September 30, 2024		47,713,494	$ 26,930,571	$ -	$ 2,834,827	$ 814,973	$ 481,353	$ (38,074)	$ (24,436,074)	$ 6,587,576

On August 14, 2023, the Company effected a consolidation of its issued share capital on a five pre-consolidation common shares for one new common share basis.  All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2024	2023	2022
Cash flows from (used in) operating activities
Net loss for the year	$(2,031,413)	$(795,040)	$(2,051,990)
Items not affecting cash:
Fair value (gain) loss on marketable securities	(7,500)	(76,985)	84,485
Flow-through share premium recovery	(54,503)	(4,221)	(28,828)
(Gain) loss on sale / transfer of marketable securities	(8,625)	30,052	416
Other income	-	(27,000)
Proceeds received in excess of exploration and evaluation asset costs	(1,286)	(133,008)	(341,966)
Share-based payments	336,735	-	365,300
Write-down of exploration and evaluation assets	717,378	338,943	1,038,046
Write-down of VAT receivables	-	42,706	-

Changes in non-cash working capital items:
Receivables	(21,287)	65,875	17,502
Due from alliance partner	-	-	126,047
VAT Receivables	-	(198)	(753)
Prepaid expenses	(41,175)	72,156	(60,669)
Accounts payable and accrued liabilities	(114,574)	147,863	11,604
Due to related parties	(73,979)	203,085	170,843
Funds held for optionee	-	(234,081)	234,081
Net cash (used in) operating activities	(1,300,229)	(369,853)	(435,882)

Cash flows from (used in) investing activities
Proceeds from sale of marketable securities	20,625	216,232	-
Deposits	5,444	12,224	(61,584)
Exploration and evaluation assets, net of recoveries	(369,274)	(452,748)	12,341
Net cash (used in) investing activities	(343,205)	(224,292)	(49,243)

Cash flows from financing activities
Share subscriptions received	-	85,000	-
Proceeds from issuance of common shares	2,392,380	-	750,000
Proceeds from exercise of warrants	-	21,965	-
Share issue costs	(172,560)	-	(20,370)
Net cash provided by financing activities	2,219,820	106,965	729,630

Effect of exchange rate changes on cash	(1,942)	(14,791)	(20,007)
Change in cash for the year	574,444	(501,971)	224,498
Cash, beginning of the year	135,203	637,174	412,676
Cash, end of the year	$709,647	$135,203	$637,174
Cash comprised of:
Cash	$709,647	$135,203	$403,093
Restricted Cash	-	-	234,081
	$709,647	$135,203	$637,174

Supplemental disclosure with respect to cash flows (Note 10)

Cash includes $373,836 (2023 - $nil; 2022 - $50,654) held to pay for flow-through expenditures. Amounts of $50,000 (2023 - $nil; 2022 - $20,398) included in prepaid expenses and $328,850 (2023 - $nil; 2022 - $nil) included in accounts payable and accrued liabilities also relate to flow-through expenditures incurred or to be incurred.

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

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

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

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

As at September 30, 2024, the Company had a working capital deficiency of $361,496, inclusive of a flow-through share premium liability of $107,997 (September 30, 2023: $683,757).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2024 reporting period. The Company has not early adopted the new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•Presentation and Disclosure in Financial Statements

IFRS 18 was issued in April 2024 and applies to an annual reporting period beginning on or after January 1, 2027. IFRS 18 will replace IAS 1. IFRS requires all companies using IFRS Standards to provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The Company is currently assessing the impact of this new accounting standard on its financial statements.

3.MATERIAL ACCOUNTING POLICY INFORMATION

Basis of Presentation

The consolidated financial statements of the Company include the accounts of Silver North Resources Ltd. and the following entities:

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION – continued

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION – continued

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION – continued

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

As at September 30, 2024, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION – continued

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION – continued

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION – continued

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION – continued

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

4.MARKETABLE SECURITIES

On February 3, 2022, the Company received 1,000,000 shares of Volt Lithium Corp. (formerly known as Allied Copper Corp.) (“Volt” or “Allied”) valued at $225,000 pursuant to an option agreement entered into in 2021 for the Klondike property (Note 5(d)(v)).  On September 8, 2022, the Company received 250,000 Allied shares valued at $42,500 pursuant to an option agreement entered into in 2022 for the Stateline property (Note 5(d)(vi)).

On August 8, 2022, the Company paid the finders for the Klondike property by transferring 94,293 Allied shares at a value of $20,800 (US$16,000) with a loss on the transfer of Allied shares of $416 recognized. During the year ended September 30, 2023, the remaining 1,155,707 Allied shares were sold for proceeds of $216,232, with the Company realizing a $30,052 loss on disposal.

On March 29, 2023, the Company received 75,000 shares of Highlander Silver Corp. (“Highlander”) valued at $12,000 pursuant to a data purchase agreement (Note 5(d)(iii)). In October 2023, Highlander completed a share consolidation on a two pre-consolidation common shares for one new common share basis and the Company currently holds 37,500 Highlander shares. During the year ended September 30, 2024, 37,500 Highlander shares were sold for proceeds of $20,625, with the Company realizing a $8,625 gain on disposal.

The shares are measured and presented at fair value using the observable market share price as at the dates of the statements of financial position. The gain or loss as a result of the re-measurement is recorded in profit and loss.

September 30, 2024	Number of Shares	Cost	Fair Value
Highlander Silver Corp.	-	$ -	$ -

September 30, 2023	Number of Shares	Cost	Fair Value
Highlander Silver Corp.	37,500	$ 12,000	$ 4,500

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

4.MARKETABLE SECURITIES – continued

	September 30, 2024	September 30, 2023
Net changes in fair value of marketable securities through profit and loss:
Beginning of the year	$4,500	$161,799
Shares received	-	12,000
Shares sold	(20,625)	(216,232)
Realized gain (loss)	8,625	(30,052)
Change in unrealized gain	7,500	76,985
Value at September 30, 2024 and 2023	$-	$4,500

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

	Haldane	Tim	Others – Maintained	Others – Dropped	Total

Balance at September 30, 2023	$5,048,921	$-	$1,129,142	$703,582	$6,881,645

Additions during the year
Acquisition costs:
Property acquisition	-	-	45.600	3,375	48,975
	-	-	45,600	3,375	48,975

Exploration expenditures:
Camp, travel and meals	66,154	3,335	-	3,645	73,134
Drilling	416,562	-	-	-	416,562
Field equipment rental	1,155	-	-	-	1,155
Geochemical	-	-	-	549	549
Geological consulting	140,953	55,129	4,246	592	200,920
Licence and permits	-	-	7,980	(3,118)	4,862
Permitting	-	-	-	6,148	6,148
Trenching	12,470	-	-	-	12,470
	637,294	58,464	12,226	7,816	715,800
Less:
Option payments received	-	(50,000)	(2,700)	-	(52,700)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income	-	1,286	2,700	-	3,986
Recovered exploration expenditures	-	(9,750)	-	-	(9,750)
Write-down of properties	-	-	-	(717,378)	(717,378)

Net additions	637,294	-	57,826	(706,187)	(11,067)

Foreign currency translation	-	-	-	2,605	2,605

Balance at September 30, 2024	$5,686,215	$-	$1,186,968	$-	$6,873,183

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

	Haldane	Tim	Others – Maintained	Others – Dropped	Total

Balance at September 30, 2022	$4,963,946	$(49,949)	$1,763,858	$347,660	$7,025,515

Additions during the year
Acquisition costs:
Claim staking	-	-	5,799	-	5,799
Property acquisition	-	-	13,520	-	13,520
	-	-	19,319	-	19,319

Exploration expenditures:
Camp, travel and meals	14,293	-	19,786	-	34,079
Drilling	-	-	20,926	-	20,926
Field equipment rental	-	-	7,009	-	7,009
Field supplies and maps	297	-	146	-	443
Geochemical	4,868	-	11,782	-	16,650
Geological consulting	65,517	5,791	36,046	-	107,354
Licence and permits	-	-	46,139	-	46,139
Management fees	-	-	15,642	12,939	28,581
Permitting	-	12,000	64,545	1,023	77,568
Reclamation	-	-	717	-	717
Reporting, drafting, sampling and analysis	-	-	304	-	304
Trenching	-	-	270	-	270
	84,975	17,791	223,312	13,962	340,040
Less:
Option payment received	-	-	(44,897)	-	(44,897)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income	-	82,158	50,850	-	133,008
Recovered exploration expenditures	-	(50,000)	(171,825)	(18,546)	(240,371)
Write-down of properties	-	-	-	(338,943)	(338,943)

Net additions	84,975	49,949	76,759	(343,527)	(131,844)

Foreign currency translation		-	(7,893)	(4,133)	(12,026)

Balance at September 30, 2023	$5,048,921	$-	$1,832,724	$-	$6,881,645

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

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

As of September 30, 2024, the Company had spent $5,686,215 (September 30, 2023 - $5,048,921) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(b)Tim

On January 24, 2020, subsequently amended on December 5, 2023, the Company entered into an option agreement with a subsidiary of Coeur Mining Inc. (“Coeur”) for Coeur to acquire the Company’s wholly-owned Tim property located in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by completing item numbers 1 to 7 per the table below:

	Date/Period	Expenditures	Option Payment
1	On the Effective Date	None	$10,000 (received)
2	On or before 1st anniversary of the Class 1 Notification Date	$50,000 (completed)	$15,000 (received)
3	On or before 2nd anniversary of the Class 1 Notification Date	-	$25,000 (received)
4	By December 31, 2023	-	$50,000 (received)
5	By December 31, 2024	$700,000	$75,000 (subsequently received)
6	By December 31, 2025	$1,100,000	$100,000
7	By December 31, 2026	$1,353,073	$100,000
8	By December 31, 2027	-	$100,000
9	On or before the 8th anniversary of the Class 1 Notification Date	-	$100,000

(*) Class 1 Notification Date is December 16, 2020.

As further consideration for the agreed upon amendments, Coeur agreed to make a one-time payment of $50,000 to the Company on or before December 31, 2023 (received).

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as completing item numbers 8 and 9 per the table above.

During the year ended September 30, 2024, Coeur was invoiced $9,750 (2023 - $nil) (received) for reimbursements related to the Tim property.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others

i.Ashby (Nevada)

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

During the year ended September 30, 2024, Nevada Canyon reimbursed the Company $2,700 (2023 - $3,438) which includes US$nil (2023 - US$543) for the 2024 annual property claim fee and US$2,000 (2023 – US$2,000) for the 2024 annual payment. Nevada Canyon paid for the 2024 annual property claim fee directly.

ii. GDR (Yukon)

On May 9, 2024, the Company entered into an option agreement to earn a 100% interest in the GDR property in southern Yukon under the following terms:

Date/Period	Cash	Shares
On the Closing Date (5 business days following TSX Venture Exchange’s approval) **	$6,000 (paid)	180,000 (issued)
On or before 1st anniversary of the Closing Date	$6,000	180,000
On or before 2nd anniversary of the Closing Date	$20,000	240,000
On or before 3rd anniversary of the Closing Date	$30,000	240,000
On or before 4th anniversary of the Closing Date	$40,000	720,000

** Closing Date is defined as May 29, 2024.

On exercise of the option, the GDR property will be subject to a Net Smelter Return (NSR) royalty of 2.4%, 0.9% of which can be purchased for $2,000,000 by the Company until 6 months after the start of production.

As of September 30, 2024, the Company had spent $48,959 (September 30, 2023 - $nil) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

iii.White River, Goz Creek and MOR (Yukon)

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

As of September 30, 2024, the Company had spent $1,138,009 (September 30, 2023 - 1,129,142) on advancing these properties, net of recoveries.

iv.Mexico

The Company holds a 1% NSR, capped at $1,000,000, on certain Mexican properties.

v.Peru

The Company holds a 1.08% Net Smelter Royalty on the Pucarana project located in central Peru.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(d)Dropped / disposed properties – continued

ii.East Walker (Nevada)

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

iii.La Estrella (Peru)

On March 23, 2023, the Company sold its project data associated with the La Estrella project in Peru to Highlander in consideration for the payment of $15,000 (received) and the issuance of 75,000 common shares of Highlander (received and valued at $12,000) (Note 4).  Given that the property was already written off, the Company recorded the amount as other income.

iv.Twin Canyon (Colorado)

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

In June 2024, the Company transferred the Twin Canyon claims back to Goldstein and Thorson and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company wrote off $710,523 of capitalized exploration and evaluation costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(d)Dropped / disposed properties – continued

v.Klondike (Colorado)

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

Volt could earn a 100% interest in the Klondike property by (i) incurring $4.75 million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 7 million common shares over two years (the Company received its portion of 1,000,000 common shares in fiscal 2022 prior to Volt’s termination of the option agreement), (iii) making cash payments totaling $400,000 over four years (the Company received its portion of $100,000 in fiscal 2022 prior to Volt’s termination of the option agreement) and (iv) issuing 3,000,000 warrants exercisable for a three-year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Volt’s common shares at the time of the issuance.

On February 2, 2023, Volt terminated the option agreement and the Company and Cloudbreak retained a 100% interest in this property.

The Company and Cloudbreak did not mutually agree to extend the Strategic Alliance agreement and the agreement terminated in June 2023.

In August 2024, the Company transferred the Klondike claims back to original owner and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company wrote off $8,922 of capitalized exploration and evaluation costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(d)Dropped / disposed properties – continued

vi.Stateline (Colorado and Utah)

The Company acquired the Stateline property by staking a 100% interest in this property in Colorado and Utah.

On February 9, 2022, the Company and Cloudbreak entered into an option agreement with Volt to explore the Stateline property with the following terms where the Company and Cloudbreak will each receive 50% of the option payments:

Volt could earn a 100% interest in the Stateline property by (i) incurring $3.75-million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 4.25 million common shares over three years (the Company received its portion of 250,000 common shares in fiscal 2022 prior to Volt’s termination of the option agreement) and (iii) making cash payments totaling $315,000 over three years (the Company received its portion of $45,000 in fiscal 2022 prior to Volt’s termination of the option agreement).

The Company and Cloudbreak did not mutually agree to extend the Strategic Alliance agreement and the agreement terminated in June 2023.

On August 11, 2023, Volt terminated the option agreement and the Company retained a 100% interest in this property.

In August 2024, the Company transferred the Stateline claims back to original owner and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company recovered $2,067 of capitalized exploration and evaluation costs.

6.DEPOSITS

As of September 30, 2024, the Company has a US$56,218 ($75,889) performance bond with the State of Colorado Board of Land Commissioners and Colorado Division of Reclamation, Mining and Safety for the Klondike property and Twin Canyon property (September 30, 2023 – US$60,218 ($81,415). Subsequent to September 30, 2024, the Company received US$36,218 ($52,194) performance bond refund from Colorado Division of Reclamation, Mining and Safety.

7.SHARE CAPITAL

a)Authorized:

As at September 30, 2024, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

7.SHARE CAPITAL – continued

c)Issued:

During the year ended September 30, 2022, the Company:

i)Completed a non-brokered private placement on May 19, 2022 by issuing 2,000,000 units (“Unit”) at a price of $0.375 per Unit for gross proceeds of $750,000. Each Unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.625. Under the residual value approach, $150,000 was assigned to the warrant component of the Units. The Company incurred share issue costs of $20,370 in connection with this financing.

During the year ended September 30, 2023, the Company:

ii)Issued common shares pursuant to the exercise of 87,860 warrants for cash proceeds of $21,965.

During the year ended September 30, 2024, the Company:

iii)Completed a non-brokered private placement in two tranches closing October 19, 2023 and December 28, 2023 by issuing 2,700,000 non-flow-through units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $540,000 and 2,300,000 flow-through shares (“FT Share”) at a price of $0.20 per FT Share for gross proceeds of $460,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.30. Under the residual value approach, $12,000 was assigned to the warrant component of the Units. In connection with the financing, the Company paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The value of the finder’s warrants was determined to be $16,293 and was calculated using the Black-Scholes option pricing model. The Company incurred additional share issue costs of $61,205 in connection with this financing.

iv)On April 11, 2024, the Company completed a non-brokered private placement by issuing 6,500,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $650,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.20. In connection with the financing, the Company paid $28,210 in cash finder’s fees and another $45,102 paid in cash was also included as share issue costs.

v)Issued 180,000 common shares to the optionors at a price of $0.22 per share for a total consideration of $39,600 to pay for the GDR property (Note 5(c)(ii)).

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

7.SHARE CAPITAL – continued

c)Issued: – continued

vi)On June 21, 2024, the Company completed the first tranche of a non-brokered private placement by issuing 2,500,000 charity flow-through units (“CFT Unit”) at a price of $0.225 per CFT Unit for gross proceeds of $562,500. Each CFT Unit consists of one common share and one common share purchase warrant. On June 28, 2024, the Company completed the second tranche of a non-brokered private placement by issuing 1,099,250 non-flow-through units (“NFT Units”) at a price of $0.16 per NFT Unit for gross proceeds of $175,880. Each NFT Unit consists of one common share and one common share purchase warrant. On July 18, 2024, the Company completed the third tranche of a non-brokered private placement by issuing 556,250 NFT Units for gross proceeds of $89,000. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. Under the residual value approach, $11,125 was assigned to the warrant component of the NFT Units. The Company recorded a flow-through premium liability of $162,500 in connection with this financing.

In connection with the financing, the Company paid $20,230 in cash finder’s fees and issued the following finder’s warrants exercisable into one common share at a price of $0.16 for a period of 12 months: 105,000 finder’s warrants until June 21, 2025, 10,500 finder’s warrants until June 28, 2025 and 10,937 finder’s warrants until July 18, 2025. The value of the finder’s warrants was determined to be $9,814 and was calculated using the Black-Scholes option pricing model. Another $87,172 paid in cash was also included as share issue costs.

d)Share subscription:

In September 2023, the Company received $85,000 for a non-brokered private placement completed in October 2023 (Note 7(c)(iii)).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2024 are summarized as follows:

Expiry date	Exercise price	September 30, 2023	Granted	Exercised	Expired / cancelled	September 30, 2024
July 30, 2024	$0.50	345,000	-	-	(345,000)	-
October 15, 2025	$0.70	401,000	-	-	-	401,000
January 18, 2027	$0.50	1,160,000	-	-	-	1,160,000
March 17, 2027	$0.50	100,000	-	-	(100,000)	-
April 24, 2029	$0.15	-	1,860,000	-	-	1,860,000
July 2, 2029	$0.15	-	450,000	-	-	450,000
Options outstanding		2,006,000	2,310,000	-	(445,000)	3,871,000
Options exercisable		2,006,000	2,122,500	-	(445,000)	3,683,500
Weighted average exercise price		$0.54	$0.15	$Nil	$0.50	$0.31

As at September 30, 2024, the weighted average contractual remaining life of options is 3.54 years (September 30, 2023 – 2.64 years; September 30, 2022 – 3.39 years).  The weighted average fair value of stock options granted during the year ended September 30, 2024 was $0.15 (2023 - $nil; 2022 - $0.30).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Risk-free interest rate	3.52% - 3.72%	n/a	1.32% - 1.34%
Expected life	5 years	n/a	5 years
Expected volatility	142.43% - 142.96%	n/a	104.30% - 104.41%
Expected dividend yield	nil	n/a	nil

b)Warrants

On August 14, 2023, the Company’s warrants were consolidated on a 5 for 1 basis and the warrant quantities and exercise prices are reflected as such (Note 7(b)).

The continuity of warrants for the year ended September 30, 2024 is as follows:

Expiry date		Exercise price	September 30, 2023	Issued	Exercised	Expired	September 30, 2024
May 19, 2025		$0.625	1,000,000	-	-	-	1,000,000
March 15, 2025	(b)	$0.50	87,860	-	-	-	87,860
October 19, 2026		$0.30	-	1,250,000	-	-	1,250,000
December 28, 2026		$0.30	-	100,000	-	-	100,000
April 11, 2027		$0.20	-	6,500,000	-	-	6,500,000
June 21, 2028		$0.35	-	2,500,000	-	-	2,500,000
June 28, 2028		$0.35	-	1,099,250	-	-	1,099,250
July 18, 2028		$0.35	-	556,250	-	-	556,250
Outstanding			1,087,860	12,005,500	-	-	13,093,360
Weighted average exercise price			$0.61	$0.26	$Nil	$Nil	$0.29

As at September 30, 2024, the weighted average contractual remaining life of warrants is 2.71 years (September 30, 2023 – 1.62 years; September 30, 2022 – 0.75 years).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

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

The continuity of finder’s warrants for the year ended September 30, 2024 is as follows:

Expiry date	Exercise price	September 30, 2023	Issued	Exercised	Expired	September 30, 2024
June 21, 2025	$0.16	-	105,000	-	-	105,000
June 28, 2025	$0.16	-	10,500	-	-	10,500
July 18, 2025	$0.16	-	10,937	-	-	10,937
October 19, 2026	$0.20	-	79,450	-	-	79,450
December 28, 2026	$0.20	-	43,750	-	-	43,750
Outstanding		-	249,637	-	-	249,637
Weighted average exercise price		$Nil	$0.18	$Nil	$Nil	$0.18

As at September 30, 2024, the weighted average contractual remaining life of finder’s warrants is 1.42 years (September 30, 2023 – nil years; September 30, 2022 – 0.25 years).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

c)Finder’s warrants - continued

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Risk-free interest rate	3.39% - 4.54%	n/a	n/a
Expected life	1 year – 3 years	n/a	n/a
Expected volatility	120.44% - 130.18%	n/a	n/a
Expected dividend yield	nil	n/a	n/a

9.RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2024
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 53,851	$ 215,851
Rob Duncan VP of Exploration	$ 126,724	$ Nil	$ Nil	$ Nil	$ 46,158	$ 172,882
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,772	$ 30,772
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,772	$ 30,772
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 46,158	$ 46,158
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,772	$ 30,772

For the year ended September 30, 2023
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 162,000
Rob Duncan VP of Exploration	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS - continued

For the year ended September 30, 2022
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 59,000	$ 221,000
Rob Duncan VP of Exploration	$ 150,000	$ Nil	$ Nil	$ Nil	$ 44,250	$ 194,250
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 44,250	$ 44,250
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 14,750	$ 14,750
Sven Gollan Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 23,100	$ 23,100

Related party transactions and balances

		Years ended		Balance due
	Services	September 30, 2024	September 30, 2023	As at September 30, 2024	As at September 30, 2023
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 215,851	$ 162,000	$ Nil	$ 56,700

Rob Duncan	Consulting fee and share-based payment	$ 172,882	$ 150,000	$ Nil	$ 49,679

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 224,507	$ 158,000	$ 606,564	$ 527,644 (b)
Mark Brown	Expenses reimbursement	$ 32,724	$ 9,546	$ Nil	$ 3,082
Marc G. Blythe	Expenses reimbursement	$ 2,020	$ Nil	$ 2,115	$ Nil
TOTAL:		$ 645,964	$ 479,546	$ 608,679	$ 637,105

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $63,465 advance that is non-interest bearing without specific terms of repayment.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2024 were as follows:

•As at September 30, 2024, a total of $328,850 in exploration and evaluation asset costs was included in accounts payable;

•As at September 30, 2024, a total of $50,000 advance for exploration and evaluation costs was included in prepaid expenses;

•As at September 30, 2024, a total of $126,750 in share issue costs was included in due to related parties;

•The Company recorded $39,600 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets; and

•The Company recorded $26,107 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

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

11.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2024	September 30, 2023
Non-current assets
USA	$75,889	$784,997
Canada	6,816,183	6,178,063
	$6,892,072	$6,963,060

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

12.INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023

Loss before income taxes	$(2,031,413)	$(795,040)

Expected income tax recovery	$(507,000)	$(216,000)
Permanent differences	77,000	7,000
Share issue costs	(72,000)	(35,000)
Effect of flow through amounts	175,000
Change in unrecognized deductible temporary differences	327,000	244,000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2024	Expiry Date Range	2023	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	(796,000)	No expiry date	(912,000)	No expiry date
Property and equipment	-	No expiry date	14,000	No expiry date
Share issue costs	291,000	2025 to 2028	167,000	2024 to 2027
Allowable capital losses	3,787,000	No expiry date	3,793,000	No expiry date
Non-capital losses available for future periods	21,190,000	2028 to 2044	19,550,000	2027 to 2043

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2024, the Company has an obligation for future flow-through expenditures of $373,836 (2023: $nil).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

13.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company’s property interests in USA before dropping them in fiscal 2024 make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the US dollar and the Peruvian nuevo sol over the Canadian dollar would change the results of operations by approximately $66,100.

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

(d)  Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2024, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits. Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

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

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

13. FINANCIAL INSTRUMENTS – continued

(d)  Market risk – continued

i)Interest rate risk

As at September 30, 2024, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash. Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at September 30, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	$709,647	$-	$-	$709,647

As at September 30, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$135,203	$-	$-	$135,203

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2024.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver North Resources Ltd.

Registrant

Dated: February 12, 2025	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer