Form 20-F
period 2025-09-30
Silver North Resources Ltd.
filed 2026-03-04
CIK 1409036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Index to Exhibits on Page 88

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended September 30, 2025, 2024 and 2023 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, Independent Registered Chartered Professional Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The data for the fiscal years ended September 30, 2022 and 2021 were derived from the consolidated financial statements of the Company which have been audited by DeVisser Gray, although the consolidated financial statements and auditors’ reports are not included in this Annual Report.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 9/30/25	Year Ended 9/30/24	Year Ended 9/30/23	Year Ended 9/30/22	Year Ended 9/30/21

Revenue	$ 0	$ 0	$ 0	$ 0	$ 0
Interest and Other Income	$ 10	$ 9	$ 29	$ 0	$ 0
Net Loss	($406)	($2,031)	($795)	($2,052)	($939)
Total Comprehensive Loss	($454)	($2,031)	($818)	($2,023)	($960)
Basic and Diluted Loss Per Share	($0.01)	($0.05)	($0.02)	($0.07)	($0.03)
Dividends Per Share	$ 0	$ 0	$ 0	$ 0	$ 0
Weighted Avg. Shares (000)	56,060	40,645	31,838	30,524	27,854
Working Capital (deficit)	$ 934	($361)	($684)	($171)	$ 146
Mineral Properties	$ 8,415	$ 6,873	$ 6,882	$ 7,026	$ 7,708
Long-Term Debt	$ 0	$ 0	$ 0	$ 0	$ 0
Shareholder’s Equity	$ 9,363	$ 6,588	$ 6,279	$ 6,990	$ 7,918
Total Assets	$ 10,792	$ 7,802	$ 7,163	$ 8,094	$ 8,380

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/25	$ 1.40	$ 1.46	$ 1.36	$ 1.37
Year Ended 12/31/24	1.37	1.44	1.33	1.44
Year Ended 12/31/23	1.35	1.39	1.31	1.32
Year Ended 12/31/22	1.30	1.39	1.24	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28

Three Months Ended 12/31/25	$ 1.39	$ 1.41	$ 1.37	$ 1.37

Three Months Ended 9/30/25	1.38	1.39	1.36	1.39
Three Months Ended 6/30/25	1.37	1.43	1.36	1.36
Three Months Ended 3/31/25	1.44	1.46	1.42	1.44

Three Months Ended 12/31/24	$ 1.41	$ 1.44	$ 1.35	$ 1.44
Three Months Ended 9/30/24	1.36	1.39	1.35	1.35
Three Months Ended 6/30/24	1.37	1.38	1.35	1.37
Three Months Ended 3/31/24	1.35	1.36	1.33	1.35

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.31	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

December 2025		$ 1.40	$ 1.37	$ 1.37
November 2025		1.41	1.40	1.40
October 2025		1.40	1.39	1.40
September 2025		1.39	1.37	1.39
August 2025		1.39	1.37	1.37
July 2025		1.38	1.36	1.38

The exchange rate was $1.39 on September 30, 2025.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2025. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares, the recovery of the Company’s investment in its exploration and evaluation assets being dependent upon future discovery, development or sale of minerals, or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The effects of a global pandemic may have a negative effect on the Company’s operations and financial condition

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

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of February 19, 2026, there were 105,859,178 common shares and no preferred shares issued and outstanding, after accounting for a 1 for 5 common share consolidation effective August 14, 2023.

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

The Company has the following subsidiaries:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C. (2)	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (1)	100%	Dominican Republic	Holding Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Yanac Minera Peru S.A.C. (2)	100%	Peru	Exploration Company

(1)   Estrella Gold DR, S.R.L is in the process of being wound up.

(2)   The Company is arranging the wind up of the two entities in Peru.

Currently, the Company conducts mineral exploration in Canada and has an interest in a leased mineral exploration property in the United States. The Company also retains a royalty interest on a property in Peru.

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

During the year ended September 30, 2024, the Company transferred its interest in its three Colorado exploration properties back to the original vendors and has no further interest in those properties. Dropping these properties allowed the Company to focus its efforts and capital on its core silver exploration properties.

Business Overview

The Company is a silver focused exploration company, with its primary focus on its Haldane and Tim silver properties in the Yukon Territory, Canada. The Company also has interests in other mineral exploration projects located in the Yukon Territory and a leased property in Nevada, USA. The Company also retains Net Smelter Royalties on a property in Peru. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Mineral Properties

The Company currently has interests in mineral exploration properties in the Yukon Territory, Canada, and in the United States Nevada, USA. All of the Company's properties are currently at the exploration stage. The Company also has a royalty interest on a property in Peru.

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
ALIANZA Minerals Ltd

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

2024 Drill Program

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

Bighorn Target

A fourth hole at the Bighorn target was dropped from the program due to deteriorating conditions that made drill pad access difficult. Bighorn remains a high priority target and a pad was constructed early in the program that will be available for use in future drilling.

Current and Anticipated Exploration

2025 exploration was focused on testing the Main Fault along strike and down-dip based on the positive results of the 2024 drill program as the surface expression of the Main Fault indicates potential of a large structure. Drilling commenced in August by Paycore Diamond Drilling as drill contractor and completed in November. A total of 8 holes and 1,759.5 meters tested Main Fault targets, with 7 holes successfully intersecting siderite, silver-bearing galena and sphalerite mineralization in the Main Fault along strike and down-dip. Hole HLD25-37 was lost at the top of the interpreted Main Fault and no core was recovered.

Table 2: 2025 Drilling – Significant Results

Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq1
HLD25-31	249.90	263.05	13.15	818	1.39	2.54	0.98	896
incl	251.80	255.00	3.20	2014	1.72	4.73	1.10	2055
incl	256.10	257.35	1.25	1112	4.61	7.11	1.51	1446

HLD25-32	153.00	175.65	22.65	160	0.23	0.75	0.80	187
incl	165.10	171.60	6.50	326	0.19	0.81	1.30	346
and incl	169.00	169.80	0.80	1438	0.51	2.78	1.60	1428

HLD25-33	193.49	199.05	5.56	176	0.11	1.33	1.96	224
incl	195.35	197.80	2.45	311	0.17	1.51	3.27	376

HLD25-34	157.50	171.10	13.60	146	0.15	2.34	1.24	204
incl	159.00	168.20	9.20	196	0.19	3.22	0.76	260
and incl	165.80	167.00	1.20	467	0.21	12.07	1.34	672

HLD25-35	170.60	198.50	27.90	153	0.18	0.47	0.75	172
incl	170.60	185.00	14.40	231	0.24	0.54	0.39	243
and incl	174.15	175.00	0.85	425	0.15	2.24	0.55	447
and incl	179.50	180.75	1.25	1261	0.74	0.35	0.41	1217
incl	189.80	196.15	6.35	55	0.08	0.27	0.80	73
and incl	191.40	192.20	0.80	642	0.30	3.38	4.57	742

HLD25-36	161.00	164.15	3.15	228	0.10	0.48	0.45	232
	182.40	191.50	9.10	428	0.73	5.26	1.73	557
incl	188.00	190.80	2.80	1069	1.41	12.60	3.02	1335

HLD25-38	177.00	178.50	1.50	406	0.10	3.13	0.18	436
	196.30	218.30	22.00	71	0.17	1.56	0.76	114
incl	198.00	207.50	9.50	140	0.29	3.44	1.34	227
and incl	203.60	205.50	1.90	437	0.35	14.55	4.04	740

1Silver-equivalent values are calculated assuming typical recoveries based on metallurgical studies conducted on a range of analogous vein deposits and are not necessarily reflective of metallurgy on the property. No metallurgical work has been reported on the property. The recoveries used are 92% silver, 70% gold, 88% lead and 70% zinc. The silver – equivalent formula: using the formula: ((35 * silver (g/t)*0.92 / 31.1035) + (3000 * gold (g/t)*0.70 / 31.1035) + (1.00 * 2204 * lead %*0.88/100) + (1.20 * 2204 * zinc %*0.70/100)) *(31.1035 / 35). Metal price assumptions are US$35/oz silver, US$3,000/oz gold, US$1.00/lb lead and US$1.20/lb zinc. True widths are unknown.

Drill hole plan map - Main and West Fault Area

The 2025 drill program revealed that two dominant splays of mineralization within the Main Fault structure can easily be correlated from hole to hole with preliminary indications of the dip of the vein steepening with depth that also correlates with an increase in overall grades of silver, gold, lead and zinc.

Hole HLD25-31 (furthest down-dip test) was drilled to a depth of 282.9 meters. It intersected the Main Fault approximately 90 m downdip from HLD24-30, yielding a 13.15 m mineralized intersection averaging 818 g/t silver, 1.39 g/t gold, 2.54% lead and 0.98% zinc from 249.9 meters down hole. A sub-interval of this mineralization averaged 2014 g/t silver, 1.72 g/t gold, 4.73% lead and 1.1% zinc over 3.2 m from 251.8 m, while another sub-interval starting at 256.1 m averaged 1112 g/t silver, 4.61 g/t gold, 7.11% lead and 1.51% zinc over 1.25 m. The HLD25-31 intersection appears to indicate a steeping of the structure versus the apparent dip in holes HLD24-29 and 30. Additionally, the elevated gold grades observed in the hanging wall intersection of HLD24-30 are observed throughout the entire 13.15 m interval.

HLD25-32 and 33 were drilled to depths of 189.0 and 208.4 meters to test the Main Fault on a section 50 meters to the northeast of the HLD24-29 and 30, and HLD25-31 section. These holes successfully extended the breadth of silver-leadzinc mineralization. HLD25-32 intersected 6.5 meters averaging 326 g/t silver, 0.19 g/t gold, 0.81% lead and 1.3% zinc from 165.1 meters including 0.80 m averaging 1,438 g/t silver, 0.51 g/t gold, 2.78% lead and 1.6% zinc. This is hosted within a broad 22.65 meter-wide mineralized zone averaging 160 g/t silver, 0.23 g/t Au, 0.75% lead and 0.80% zinc from 153.0 meters down hole. HLD25-33 intersected the Main Fault approximately 45 m downdip of HLD25-33, yielding 2.45 m of 311 g/t silver, 0.17 g/t gold, 1.51% lead and

3.27% zinc within a 5.56 m interval of 176 g/t silver, 0.11 g/t gold, 1.33% lead and 1.96% zinc from 193.49 m down hole.

Holes HLD25-34 and 35 were drilled to intersect Main Fault mineralization approximately 50 m to the southwest of the discovery section (HLD24-29 and -30, HLD 25- 31). These holes successfully extends the Main Fault in this direction and bringing the overall strike dimension to 100 meters and approximately 150 meters in the downdip direction (over 300 meters downdip from surface mineralization).

HLD25-34 was drilled to a depth of 203.0 meters and returned 13.60 m (from 157.50 m to 171.10 m) averaging 146 g/t silver, 0.15 g/t gold, 2.34% lead and 1.24% zinc over the entire structural zone that defines the Main Fault in this location. The upper two thirds of the intersection is intensely oxidized siderite vein and vein breccia material while the remaining third consists of siderite vein and stockwork mineralization with galena and sphalerite. The 13.60 m wide intersection includes a higher grade interval from 159.0 m to 168.20 m (9.20 m) of 196 g/t silver, 0.19 g/t gold, 3.22 % lead and 0.76 % zinc that includes a high grade intersection from 165.80 m to 167.00 m (1.20 m) that averages 467 g/t silver, 0.21 g/t gold, 12.07 % lead and 1.34 % zinc.

Hole HLD25-35 was drilled to a depth of 207.0 meters on the same section and approximately 50 m downdip from HLD25-34. It also intersected the Main Fault from 170.60 m - 198.50 m where the entire structural zone returned 27.90 m averaging 153 g/t silver, 0.18 g/t gold, 0.47% lead and 0.75% zinc. In HLD25-35, the Main Fault splits into two splays defined by an upper moderately oxidized siderite vein and vein breccia zone that is 14.40 m wide from 170.60 m to 185.00 m that returned 231 g/t silver, 0.24 g/t gold, 0.54% lead and 0.39% zinc including two high grade silver bearing zones including 1.25 m from 179.50 m to 180.75 m that averages 1,261 g/t silver, 0.74 g/t gold, 0.35% lead and 0.41% zinc. The low concentration of lead in this intersection suggests the presence of significant silver bearing sulphosalts that were not observable in the partially oxidized material. The lower splay consists of unoxidized galena and sphalerite bearing siderite vein breccia material that is 6.35 m wide from 189.80 m to 196.15 m and returned 55 g/t silver, 0.08 g/t gold, 0.27% lead and 0.80% zinc. A higher-grade silver bearing section 0.80 m wide from 191.40 m to 192.20 m averages 642 g/t silver, 0.30 g/t gold, 3.38 % lead and 4.57 % zinc. The two splays of the Main fault are separated by 4.80 m of weakly mineralized quartzite and graphitic phyllite fault gouge material.

HLD25-36 and 38 were drilled off section to test for structures oblique to the Main Fault (“linkage” or “transverse” faults), and to investigate the continuity of vein and structure internal to the Main Fault complex. The collar location table and plan map shown below indicate the collar and hole orientation with respect to the rest of the Main Fault. As with other intersections at the Main Fault and elsewhere on the Haldane property, mineralization in both holes consists of siderite +/- quartz, galena and sphalerite veins and breccias, as well as strongly faulted and ground up vein and vein breccia material. Results include 2.80 meters averaging 1,069 g/t silver, 1.41 g/t gold, 12.60% lead and 3.01% zinc within a larger 9.10 meter intersection of 428 g/t silver, 0.73 g/t gold, 5.26% lead and 1.73% zinc from 182.40 meters down hole in hole HLD25-36. A total of eight holes (totalling 1,759.5 meters) were completed in the 2025 program, seven of which successfully tested the Main Fault, intersecting silver-bearing siderite-sulphide vein and vein breccia mineralization.

HLD25-36 was drilled to a depth of 210.0 meters and intersected two splays of the Main Fault over 31 meters, starting at 161.0 m, separated by 18.25 meters of weaker structurally influenced quartzite, phyllitic quartzite, and phyllite with anomalous silver between the upper and lower splay. The entire 161.00 to 192.00 meters returned 174 g/t silver, 0.26 g/t gold, 1.68% lead and 0.64% zinc. The upper splay, from 161.00 to 164.15 returned 3.15 m averaging 228 g/t silver, 0.10 g/t gold, 0.48% lead and 0.45% zinc, while the more strongly mineralized lower splay averaged 428 g/t silver, 0.73 g/t gold, 5.26% lead and 1.73% zinc over 9.10 meters starting at 182.4 m down hole. A high-grade section of this interval, from 188.00 to 190.80 m averaged 1,069 g/t silver, 1.41 g/t gold, 12.60% lead and 3.02% zinc over 2.80 meters.

HLD25-38 was drilled to a depth of 220.3 meters and intersected multiple mineralized intervals starting at 177.00 meters depth. A 1.50 meter section of brecciated vein material returned 406 g/t silver, 0.10 g/t gold, 3.13% lead and 0.18% zinc overlying 17.80 meters of quartzite, minor vein breccia and phyllitic quartzite anomalous in silver, lead and zinc from 178.50 to 196.30 meters. The lower section of Main Fault mineralization was intersected from 196.30 to 218.30 meters, a 22 meter zone which includes a 1.90 meter strongly mineralized section averaging 437 g/t silver, 0.35 g/t gold, 14.55% lead and 4.04% zinc.

2025 Quality Assurance / Quality Control and Sampling Procedures

All diamond drill core from the 2025 program at the Haldane project was logged, photographed, and sawn in half using a diamond blade core saw. One half of the core was submitted for geochemical analysis, while the other half was retained in secure storage for reference. Sampling intervals were determined based on geological boundaries and typically ranged from 0.3-1.5 meters. Control samples comprised approximately 20% of all samples submitted, including certified reference standards, analytical blanks, field duplicates, preparation duplicates and analytical duplicates. QA/QC results were reviewed in real time, and all data have been verified as meeting acceptable thresholds for accuracy, precision, and contamination before publication.

During the field program, all samples were secured on site and delivered to ALS Minerals in Whitehorse, Yukon. All samples were prepared at ALS Minerals in Whitehorse before being transported to the ALS laboratory (an independent ISO/IEC 17025 certified laboratory) in North Vancouver, British Columbia for analysis. Samples are dried, weighed, and crushed to at least 70% passing 2mm, and a 250 g split is pulverized to at least 85% passing 75 _m (PREP-31). All samples are analyzed using a four-acid digestion and ICP-MS methods (ME-ICP61 and ME-MS61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion and ICP-AES (ME-OG62). Samples with over-limit silver assays > 1500 ppm are analyzed by 30-gram fire assay with a gravimetric finish (Ag-GRA21). Gold is assayed by 30-gram fire assay and AAS (Au-AA23).

2026 Exploration

In addition to the drilling completed in 2025, over 15 km2 of LiDAR and photogrammetry survey was conducted over the core of the property which contains the Mt Haldane Vein System (MHVS). The MHVS is host to the majority of the vein targets, including the Main, West and Middlecoff targets, as well as the Johnson target, where small-scale high grade silver production occurred in the early 1900s. These surveys will help identify structural lineaments and provide stronger topographic control to aid in targeting drilling and modelling the vein systems at Haldane. Another area was also flown to address possible alternate access routes that may be contemplated as the project moves forward.

In preparation for the 2026 program, the Company is now focused on interrogation of the complete Main Fault dataset to identify mineralization controls. Funding is now fully in place for the 2026 program. Fieldwork is expected to commence in late March or early April with airborne magnetics and electromagnetics surveys which will allow for interpretation of the survey data to further define drill targets. Drilling will commence as soon as weather permits but is expected to start by the first week of June. Two drills will be on site for four to five months, with an expected five to seven thousand meters of drilling through the 2026 season.

As of September 30, 2025, the Company has expended $7,121,375 on acquisition and exploration on the property.

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

In January 2020, the Company finalized an agreement with Coeur Mining, Inc. on the property. Due to delays in receiving the Class 3 land use permit required to conduct additional exploration, the agreement was subsequently amended on December 5, 2023. The agreement was further amended on December 12, 2025. Coeur can earn an initial 51% interest in the Property, which they can subsequently increase to an 80% interest by funding $3.7 million in exploration over five years and making scheduled cash payments totaling $575,000 over eight years. Coeur must also fund a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the 8th anniversary from the date of notification of the class 1 exploration permit.

To earn an initial 51% interest, Coeur must make the exploration financing and cash payments under the following amended schedule:

Date/Period	Exploration Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000 (completed)	$15,000 (received)
On or before 2nd anniversary of the Class 1 Notification Date	$500,000 (completed)	$25,000 (received)
By December 31, 2023	-	$50,000 (received)
By December 31, 2024	$700,000 (completed)	$75,000 (received)
By December 31, 2025	-	$50,000 (subsequently received)
By December 31, 2026	$1,100,000	$100,000

(*) Class 1 Notification Date is December 16, 2020.

As further consideration for the agreed upon amendments to the agreement, Coeur agreed to make a one-time payment of $50,000 to the Company on or before December 31, 2023 (received).

Once Coeur earns the initial 51% interest in the property, in can increase its interest to 80% by financing a feasibility study and notifying the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as pay an additional $200,000 to the Company and expend $1,353,073 on exploration as follows:

Date/Period	Exploration Expenditures	Option Payment
By December 31, 2027	$1,353,073	$100,000
On or before 8th anniversary of the Class 1 Notification Date	-	$100,000

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

Coeur 2024 Exploration

Coeur is the operator for exploration at Tim under the agreement. In preparation for drilling, a five-year Class 3 Land Use Permit was issued in June 2023. Due to the delays in receiving the permit, Coeur was unable to conduct their planned drill program in calendar 2023.

In July 2024, Coeur commenced the 2024 drilling program under the direction of Coeur’s exploration team based at Silvertip. The drilling was planned to test the potential for CRD-style mineralization, including recent surface sampling to verify historical sampling 468.1 g/t silver, 21.1% lead, and 0.3% zinc over 4.0 meters from one re-opened trench and 265.0 g/t silver, 6.7% lead and 0.9% zinc over 8.8 meters from another trench, located approximately 200 meters along strike.

Coeur completed 2,250 meters of drilling in six holes, largely testing the Wolf Fault along approximately 1,000 meters of strike length within prospective stratigraphy. Drilling targeted structurally-hosted “chimney” style mineralization potentially hosted within the Wolf Fault and splays of it, as well as stratigraphically controlled “manto” mineralization along conducive stratigraphic horizons. The drilling successfully confirmed the presence of a Carbonate Replacement Deposit (CRD) style system at Tim. The program also confirmed the presence of permissive host rocks such as the Rosella Formation Limestones, which in the vicinity of the Wolf Fault, are overlain by phyllites and argillites of the Kechika Group, providing a promising environment for deposit formation. The presence of a CRD system is evidenced by diagnostic features noted at Silvertip and elsewhere in the world, including fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence), re-crystallization of the host limestones, disseminated pyrite – sphalerite and galena sulphide and derived oxide mineralization, and massive pyrrhotite with scheelite mineralization (an important tungsten bearing mineral).

435000
436000
437000
438000
439000
440000
441000
6659000
6658000
6657000
6656000
6655000
N
W
E
S
TIM24-PAD03-001
TIM24-PAD02-001
TIM24-PAD04-002
TIM24-PAD04-001
W-08-01
TIM24-PAD05-001
W-08-03
W-08-05
TIM24-PAD01-001
W-08-04
W-08-02
Legend
Drill Holes
Trenches
Wolf Fault
Tim Property Boundary
Lithology
Layered Calcareous
Layered Calcareous and Siliciclastic
Layered Siliciclastic
Limestone
Phyllite
Shale-Slate
Tim Property
2024 Drill Hole Compilation
UTM NAD83 Zn 9N
0
0.75
1.5 km
1:25,000
April 24 2025

Notable drill hole intersections are included in the following table:

Notable 2024 Drill Hole Intersections

Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
TIM24-Pad03-001	38.14	38.46	0.32	27.4	0.022	0.05	0.60
TIM24-Pad04-001	235.88	236.86	0.98	17.7	0.011	0.75	1.29
TIM24-Pad04-002	141.00	144.39	3.39	52.8	0.280	0.11	0.27

Five of the six holes were successful in testing the Wolf Fault or splays of it, with one hole abandoned prior to reaching target depth due to excessive overburden. Intersections of the fault and its potential splays range in width from approximately 0.5 to >6.0 metres and were commonly noted to be anomalous in silver, lead, zinc and pathfinder elements. Two holes intersected massive sulphide mineralization in the fault and/or splay. TIM24-Pad01-001 intersected a massive pyrrhotite interval with blebs of scheelite and anomalous silver, gold, lead, zinc, as well as bismuth, tellurium and tungsten results that were over-limits at the upper 200 ppm bound.

TIM24-Pad03-001 intersected the Wolf Fault from 36.00 to 38.46 metres downhole, at the start of recoverable core. As such, the intersection is heavily oxidized. While the strongest mineralization in the intersection, albeit heavily oxidized from 38.14 to 38.46 metres was recovered, little or no sulphide mineralization was remaining.

The best drill intercept from the 2024 program was from Hole TIM24-Pad04-002 which returned 3.39 m of 52.8 g/t silver, 0.28 g/t gold, 0.11% lead and 0.27% zinc within the Wolf Fault, or a significant associated splay.

Current and Anticipated Exploration

Coeur did not complete any exploration work on the Tim Project in 2025. Coeur is currently planning its 2026 exploration program, which is expected to include a drill program.

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

The Company can earn a 100% interest in the GDR property under the following terms:

Date/Period	Cash	Shares
On the Closing Date (5 business days following TSX Venture Exchange’s approval) **	$6,000 (paid)	180,000 (issued)
On or before 1st anniversary of the Closing Date	$6,000 (paid)	180,000 (issued)
On or before 2nd anniversary of the Closing Date	$20,000	240,000
On or before 3rd anniversary of the Closing Date	$30,000	240,000
On or before 4th anniversary of the Closing Date	$40,000	720,000

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

The Veronica claim group partially lies within the Area of Interest surrounding the Tim Property, and as such, the Company was obligated to offer the Veronica claims for inclusion within the Tim Option agreement between Silver North and Coeur. However, Coeur declined to add Veronica to the Tim Option.

True North
Grid North
Magnetic North 18°41'E
Annual change 11' W
Alaska Highway
Silvertip Access Road
Veronica Property
Tim property
Agnico Eagle
Yukon
British Columbia
Tim/Veronica Access Trail
Coeur Mining
Silver Knife Deposit
Silvertip Deposit
6,665,000 m N
6,660,000 m N
6,655,000 m N
6,650,000 m N
6,645,000 m N
6,640,000 m N
425,000 m E
430,000 m E
435,000 m E
SILVER NORTH RESOURCES LTD.
FIGURE 2
ARCHER, CATHRO & ASSOCIATES (1981) LIMITED
PROPERTY LOCATION
VERONICA PROPERTY
0 1,000 2,000 3,000 4,000 5,000
metres
NAD 83, UTM ZONE 9; NTS 105B/01; Contour Intervals: 20 m
Date: December 2025

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

Current and Anticipated Exploration

The Company is focusing its current exploration on the Veronica claims. Exploration in the region is targeting high grade silver-lead-zinc mineralization similar to that found at the Silvertip Mine, approximately 16 km to the southwest of Veronica. Previous operators identified a 450 m by 450 m silver-lead±zinc multi-element soil geochemical anomaly in 2016 according to an assessment report filed with the Yukon government. This geochemical anomaly, which has been named the Betty Anomaly, was the focus of the Company’s 2025 exploration program.

The 2025 program was conducted over an eight-day period, consisting of prospecting, mapping, soil geochemical sampling and hand trenching. A total of 453 soil samples and 26 rock samples were collected, while two hand trenches and eight additional hand excavated pits were completed. The 2025 program successfully expanded the Betty Anomaly to over 1 km by 1 km in size, and it is now defined as a coincident silver (1 ppm to 31.1 ppm), lead (50 ppm to 8850 ppm) and zinc (200 ppm to 3830 ppm) anomaly that remains open to the east, and potentially to the south.

Mapping and prospecting work at the Betty Anomaly discovered the first ever silver mineralization found at Veronica, consisting of massive galena-bearing cobbles in float, and subsequently, in outcrop. Float cobbles found on surface include a 15-cm wide massive sulphide cobble which returned 2,860 g/t Ag, 0.412 g/t Au, 76.8% Pb, 0.13% Cu, 0.18% Zn and 2,250 ppm antimony, (Sample K665269) and a cobble uncovered in a hand trench in the same area that returned 213 g/t Ag, 9.6% Pb and 367 ppm antimony (Sample K665270).  These areas collectively make up the Lodge Showing.

Approximately 100 m to the northeast of the Lodge Showing, an outcropping brecciated and silicified fault zone was discovered, the Cooper Showing, hosting disseminated and blebby galena.  Grab samples from the outcropping structure returned 33.17 g/t Ag, 1.36% lead, 0.4% Zn and 26 ppm antimony (Sample E812425), and 17.15 g/t Ag, 0.71% Pb, 0.17% Zn and 22.3 ppm antimony (E82424).

Following the field program, all samples were secured on site and transported to the office of Archer, Cathro & Associates (1981) Limited before being delivered to ALS Minerals in Whitehorse, Yukon. All samples were prepared at ALS Minerals in Whitehorse before being transported to the ALS laboratory (an independent accredited laboratory) in North Vancouver, British Columbia for analysis. Rock and soil samples were analyzed using four-acid digestion with an ICP-MS finish (ME-MS61). Gold analysis was by fire assay with atomic absorption finish (Au-ICP21). Over-limit analysis for silver was completed using Ore Grade four acid digestion (ME-OG62) and by fire assay and gravimetric finish (Ag-GRA21 – 30g sample). Over-limit analysis for lead was completed using Ore Grade four acid digestion (ME-OG62).

Grab and float rock samples collected in the program are selective by nature and may not necessarily represent the overall grade of underlying mineralization. Soil geochemical surveys conducted prior to Silver North’s agreement to option the Veronica property consisted of grid (50 m samples on 100 m spaced lines) and ridgeline sampling (approximately) every 100 m. Approximately 453 soil samples were collected in kraft soil bags and analyzed using a 30g fire assay method for gold and standard ICP spectroscoy (Inductively Coupled Plasma) for 50 additional elements. Samples were analyzed at ALS Laboratories.

Geological mapping indicates the potential preservation of the prospective stratigraphy known for hosting high grade silver-lead-zinc mineralization at Silvertip. The 2025 exploration program was undertaken and partially funded under a grant from the Government of Yukon, under its Yukon Mineral Exploration Program (“YMEP”). Under this program, qualifying exploration expenditures can be refunded to the Company in the form of a grant of up to $30,000. In 2026, the Company is planning airborne magnetics and electromagnetic geophysical surveys, and additional groundwork which is likely to include additional mapping, prospecting and soil geochemical surveys. The 2026 exploration program has been budgeted at approximately $500,000.

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

Nevada Property

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

During the year ended September 30, 2025, Nevada Canyon paid the Company US$2,000 for the annual payment.

Peruvian Property

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.38 on September 30, 2025.

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

Results of Operations

Year Ended September 30, 2025 vs. Year Ended September 30, 2024

During the year ended September 30, 2025, the Company completed a new drill program at Haldane and conducted initial exploration on the Veronica claims at the GDR property in the Yukon.

The comprehensive loss for the year ended September 30, 2025 was ($453,705), or ($0.01) per share, compared to a comprehensive loss of ($2,031,383), or ($0.05) per share, for the year ended September 30, 2024.

In the year ended September 20, 2025, expenses totaled $962,192, which was a decrease of $434,645 from the expenses of $1,396,837 for the year ended September 30, 2024.  Significant changes occurred in share-based payments, which declined to $58,372 from $336,735 in 2024 as the Company issued fewer stock options in the current year; Investor relations and shareholder information fell to $451,287 from $602,716; Wages, benefits and consulting fees declined to $140,400 from $179,333; Travel expense increased to $50,578 from $17,394; Office expenses rose to $30,705 from $25,624; Transfer agent, listing and filing fees fell to $49,457 from $55,980; Office facilities and administrative services were largely flat at $18,000 compared to $18,047 in 2024; Restoration expenses were $1,896 compared to $Nil; and Property investigation expenses were $Nil in fiscal 2025 compared to $2,238 in 2024.

Other items include Flow-through share premium recovery of $448,752, which increased from $54,503 in 2024, as the Company issued more flow-through common shares and expended the proceeds on mineral exploration; Proceeds received in excess of exploration and evaluation assets costs of $60,309 compared to $3,986 which is related to payments made to the Company from its property option partners; Foreign exchange gain was $26,606 compared to a loss of ($1,101) in the prior year as exchange rates were more favorable in fiscal 2025; Interest income was $10,493 compared to $9,289, and write-off of accounts payable was $10,413 compared to $Nil.

Other comprehensive loss included a loss on exchange difference arising on the translation of foreign subsidiary of ($48,086) compared to a gain of $30 in the prior year.

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

Liquidity and Capital Resources

As of September 30, 2025, the Company had working capital of $933,760, including cash of $1,828,062, compared to a working capital deficit of ($361,496), including cash of $709,647, at September 30, 2024.

Subsequent to the end of the 2025 fiscal year, the Company has completed two private placements of common shares. Under the first, the Company sold 6,430,000 flow-through common shares at a price of $0.35 per share for gross proceeds of $2,250,500. In connection with the placement, the Company paid $144,931 in cash finder’s fees and issued 414,090 finder’s warrants exercisable at a price of $0.35 until December 19, 2027.

Under the second placement, the Company received gross proceeds of $11,576,985. The Company sold 4,982,461 units of the Company at a price of $0.40 per Unit, and 17,114,286 Charity flow-through units of the Company that were sold to charitable purchasers at a price of $0.56 per Charity FT Unit. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each Charity FT Unit consists of one flow-through common share of the Company and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one common share of the Company at a price of $0.56 at any time after April 10, 2026 to February 10, 2029. In connection with the placement, the Company paid aggregate cash fees of $810,388.92 and issued 1,546,772 non-transferable common share purchase Broker Warrants. Each Broker Warrant is exercisable to acquire one common share of the Company at the Unit Price at any time on or before February 10, 2029.

Since the end of the 2025 fiscal year, the Company also received gross proceeds of $373,950 from the exercise of stock options, warrants and finder’s warrants.

For fiscal 2026, management estimates that the SG&A expenses will be approximately $1,000,000. For calendar 2026, $6,000,000 has been budgeted for exploration on its mineral properties. With the closing of the two recent private placements, the Company has sufficient funds on hand to fully fund its budgeted expenditures for the next 12 months. The Company may raise additional funds through the sale of common shares and flow-through common shares to fund its ongoing exploration programs.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. The number of common shares issued and the price per share have been adjusted for the 1 for 5 common share consolidation effective August 14, 2023.

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal 2021	Acquisition of Mineral Property	30,000	0.55	$ 16,500
	Acquisition of Mineral Property	40,000	0.325	13,000
	Private Placement	1,534,074	0.675	1,035,500
	Private Placement – Flow-through	2,776,226	0.675	2,151,575
	Private Placement – Flow-through	2,102,067	0.60	1,261,240
	Exercise of Warrants	1,248,000	0.50	624,000
	Exercise of Finder’s Warrants	11,220	0.25	2,805

Fiscal 2022	Private Placement	2,000,000	0.375	$ 750,000

Fiscal 2023	Exercise of Warrants	87,860	$ 0.25	$ 21,965

Fiscal 2024	Private Placement	5,000,000	$ 0.20	$ 1,000,000
	Private Placement	6,500,000	0.10	650,000
	Private Placement	2,500,000	0.225	562,500
	Private Placement	1,655,500	0.16	264,880

Fiscal 2025	Private Placement	13,500,000	$ 0.10	$ 1,350,000
	Private Placement	2,467,000	0.15	370,050
	Private Placement	10,000,000	0.21	2,100,000
	Acquisition of Mineral Property	180,000	0.12	21,600
	Exercise of Warrants	1,040,000	0.18	187,000
	Exercise of Finder’s Warrants	38.937	0.15	5,950

Year Ended September 30, 2025

As of the end of the fiscal year ended September 30, 2025, the Company had working capital of $933,760 compared to a working capital deficit of ($361,496) at September 30, 2024.

During the fiscal year ended September 30, 2025, Operating Activities used cash of ($1,110,338), including the net loss of ($405,619). Items not affecting cash include flow-through share premium recovery of ($448,752), share-based payments, which is related to the issuance of stock options, of $58,372, proceeds received in excess of exploration and evaluation asset costs related to payments made by the Company’s mineral property partners of ($60,309), and write-off of accounts payable of ($10,413). Changes in non-cash working capital items include an increase in receivables of ($37,287); an increase in prepaid expenses which used cash of ($111,199); a decrease in accounts payable and accrued liabilities of ($5,330); and a decrease in amounts due to related parties of ($89,801).

Cash flows from Investing Activities used cash of ($1,481,025). Amounts expended on exploration and evaluation assets, net of recoveries, used cash of ($1,545,665), and deposits provided cash of $64,640.

Cash flows from Financing Activities provided cash of $3,757,997. Proceeds from issuance of common shares provided cash of $3,820,050, proceeds from exercise of warrants provided cash of $187,000, and exercise of finder’s warrants provided cash of $5,950. Share issue costs related to the issuance of the common shares through private placements used cash of ($255,003).

As of September 30, 2025, cash totaled $1,828,062 compared to cash of $709,647 as of September 30, 2024, which is increase of $1,828,062.

During the year, the Company issued 27,225,937 common shares:

•In April 2025, the Company completed a private placement by issuing 13,500,000 common share units at a price of $0,10 for gross proceeds of $1,350,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until April 9, 2028. The Company paid $32,200 in cash finder’s fees, incurred share issue costs of $84,651, and issued 320,000 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.15 until April 9, 2028.

•In July 2025, the Company completed a private placement by issuing 2,467,000 units at a price of $0.15 per unit for gross proceeds of $370,050. Each unit consists of one common share and one-half of a common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at a price of $0.35 until July 31, 2029. The Company paid $10,404 in cash finder’s fees and issued 69,360 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.15 until July 31, 2027.

•In August 2025, the Company completed a private placement by issuing 10,000,000 charity flow-through units at a price of $0.21 per unit for gross proceeds of $2,100,000. Each unit consists of one common share and one-half of a common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at a price of $0.48 until August 12, 2029. The Company paid $54,420 in cash finder’s fees, incurred share issue costs of $82,578, and issued 362,800 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.15 until August 12, 2027.

•Issued 1,040,000 common shares pursuant to the exercise of warrants for proceeds of $187,000 and issued 38,937 pursuant to the exercise of 38,937 finder’s warrants for proceeds of $5,950.

•Issued 180,000 common shares at a deemed price of $0.12 per share for a total consideration of $21,600 for the acquisition of the GDR property.

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

During the year, the Company issued 15,835,500 common shares:

•In October and December 2023 the Company issued 5,000,000 common shares pursuant to a non-brokered private placement in two tranches. The company issued both flow-through and non-flow through share units. 2,700,000 non-flow through units were issued at a price of $0.20 per unit for gross proceeds of $540,000 and 2,300,000 flow-through units were issued at price of $0.20 per share for gross proceeds of $460,000. Each unit consisted of common share and one-half of a share purchase warrant, with a full warrant entitling the holder to purchase one additional non-flow through common share for a 36 month period at a price of $0.30. The Company also paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The Company incurred additional share issue costs of $61,205 in connection with this financing.

•In April 2024 the Company issued 6,500,000 common shares pursuant to a non-brokered private placement of common stock units at a price of $0.10 per unit for gross proceeds of $650,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.20. The Company paid $28,210 in cash finder’s fees and incurred share issue costs of $45,102.

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

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of February 17, 2026 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All the Directors are residents and citizens of Canada. Each director was elected at the Annual General Meeting held on March 27, 2025.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	55	July 23, 2007
Craig Lindsay (1)	60	November 3, 2008
Mark T. Brown (1)	57	February 28, 2014
Jason Weber	55	March 10, 2014

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 19, 2025. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of February 17, 2026, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Jason Weber	President and CEO	55	April 29, 2015
Winnie Wong	Chief Financial Officer and Corporate Secretary	51	April 29, 2015
Rob Duncan	Vice-President Exploration	51	August 1, 2020

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He was President of Estrella from May 2014 until its acquisition by the Company in April 2015 and was named President and CEO of the Company upon completion of the acquisition. He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America and has also worked on gold and copper projects in British Columbia and Australia. Mr. Weber is a past Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). He currently serves as a Director of Spartan Metals Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr. Weber devotes approximately 75% of his time to the Company.

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

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and a Director of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Minerals, an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of EGR Exploration, a gold exploration company traded on the TSX Venture Exchange; a Director of Green Bridge Metals, a mineral exploration company traded on the Canadian Securities Exchange; a Director of Mineral and Financial

Investments Limited, an investment company traded on the London Stock Exchange; and a Director of MTB Metals, a mineral exploration company traded on the TSX Venture Exchange; and Mr. Brown devotes approximately 10% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was confirmed by shareholders at the most recent meeting held on March 27, 2025.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years. Option/share totals have been adjusted for the 1 for 5 share consolidation effective August 14, 2023.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Value of Options Granted	Other Compensation	Total Compensation
Jason Weber, President, CEO and Director	2025 2024 2023	$ 162,000 162,000 162,000	125,000 350,000 Nil	$ 9,963 53,851 Nil	$ Nil Nil Nil	$ 171,963 215,851 162,000

Winnie Wong, Chief Financial Officer	2025 2024 2023	N/A N/A N/A	80,000 200,000 Nil	$ 6,376 30,772 Nil	$ Nil Nil Nil	$ 6,376 30,772 Nil

Rob Duncan, Vice-President, Exploration	2025 2024 2023	$ 150,000 126,724 150,000	100,000 300,000 Nil	$ 7,970 46,158 Nil	$ Nil Nil Nil	$ 157,970 172,882 150,000

Marc G. Blythe Director	2025 2024 2023	$ Nil Nil Nil	80,000 200,000 Nil	$ 6,376 30,772 Nil	$ Nil Nil Nil	$ 6,376 30,772 Nil

Mark T. Brown, Director (1)	2025 2024 2023	N/A N/A N/A	100,000 300,000 Nil	$ 7,970 46,158 Nil	$ 242,565 224,507 158,000	$ 250,535 270,665 158,000

Craig Lindsay, Director	2025 2024 2023	N/A N/A N/A	80,000 200,000 Nil	$ 6,376 30,772 Nil	$ Nil Nil Nil	$ 6,376 30,772 Nil

Sven Gollan, Former Director (2)	2024 2023	N/A N/A	Nil Nil	$ Nil Nil	$ Nil Nil	$ Nil Nil

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

No funds were set aside or accrued by the Company during fiscal 2025 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Management has delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends the grant of incentive stock options.

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

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated February 19, 2025.

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

Table No. 7 lists, as of February 17, 2026, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Executive Officers and Directors

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	654,597	0.62%
Common	Mark T. Brown (2)	9,371,923	8.71%
Common	Craig Lindsay (3)	1,075,000	1.01%
Common	Jason Weber (4)	1,432,916	1.34%
Common	Winnie Wong (5)	380,180	0.36%
Common	Rob Duncan (6)	1,463,272	1.37%

	Total Officers and Directors	14,377,888	12.99%

(1)

Of these shares, 74,597 are common shares and 380,000 represent share purchase options owned personally. 100,000 common shares and 100,000 share purchase warrants are owned by Malaspina Mining Solutions, a private company controlled by Marc Blythe.

(2)

Of these shares, 2,759,428 are common shares and 550,000 are share purchase options owned personally. 4,831,145 are common shares and 1,198,750 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 32,600 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

(3)

Of these shares, 560,000 are common shares and 135,000 are share purchase warrants held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay. 380,000 are share purchase options held by Mr. Lindsay directly.

(4)	Of these shares, 470,916 are common shares, 675,000 represent share purchase options and 287,000 represent stock purchase warrants.
(5)	Of these shares, 180 are common shares and 380,000 represent share purchase options.
(6)	Of these shares, 694,522 are common shares, 550,000 represent share purchase options, and 218,750 are stock purchase warrants.

Based upon 105,859,178 shares outstanding as of February 17, 2026, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

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

On February 17, 2026, the shareholders' list for the Company's common shares showed 105,859,178 common shares issued and outstanding. There are 30 registered holders, including depositories, holding 104,842,327 common shares in Canada. 7 registered holders, including depositories, hold 1,016,851 common shares in the United States, and no registered holders in other countries.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of February 17, 2026, the person and/or company holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark T. Brown (1)	9,371,923	8.71%

(1)

Of these shares, 2,759,428 are common shares and 550,000 are share purchase options owned personally. 4,831,145 are common shares and 1,198,750 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown. 32,600 are common shares owned by Spartacus Management, a private company controlled by Mark T. Brown.

Based upon 105,859,178 shares outstanding as of February 17, 2026, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2025 ended September 30, 2025, the Company paid Pacific Opportunity Capital, a private company controlled by Mark T. Brown, a director of the Company, $242,565 (Fiscal 2024 - $224,507; Fiscal 2023 - $158,000) for management, accounting, and shareholder communication services.

Banyan Gold Corp. was paid $140,983 in Fiscal 2025 by the Company for exploration services. Marc G. Blythe, Director of the Company, also serves as a Director of Banyan Gold.

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

Item 9.  Offer and Listing of Securities

As of September 30, 2025, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of Preferred Shares without par value.  There were 74,939,431 common shares and no preferred shares issued and outstanding as of September 30, 2025 and 105,859,178 common shares and no preferred shares issued and outstanding as of February 17, 2026.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending December 31, 2025;

•each of the last twelve fiscal quarters ending the three months ended December 31, 2025; and

•each of the last five fiscal years ending September 30, 2025.

All historical share prices have been adjusted for the 1 for 5 share consolidation effective August 14, 2023.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

December 2025	$ 0.455	$ 0.30	$ 0.39
November 2025	0.32	0.23	0.30
October 2025	0.34	0.22	0.25
September 2025	0.43	0.23	0.31
August 2025	0.375	0.185	0.24
July 2025	0.25	0.14	0.24

Three Months Ended December 31, 2025	$ 0.455	$ 0.22	$ 0.39
Three Months Ended September 30, 2025	0.43	0.14	0.31
Three Months Ended June 30, 2025	0.18	0.09	0.15
Three Months Ended March 31, 2025	0.125	0.07	0.115

Three Months Ended December 31, 2024	$ 0.15	$ 0.065	$ 0.10
Three Months Ended September 30, 2024	0.16	0.10	0.11
Three Months Ended June 30, 2024	0.24	0.105	0.16
Three Months Ended March 31, 2024	0.165	0.08	0.115

Three Months Ended December 31, 2023	$ 0.25	$ 0.125	$ 0.14
Three Months Ended September 30, 2023	0.275	0.10	0.21
Three Months Ended June 30, 2023	0.175	0.10	0.125
Three Months Ended March 31, 2023	0.225	0.10	0.125

Fiscal Year Ended September 30, 2025	$ 0.43	$ 0.065	$ 0.31
Fiscal Year Ended September 30, 2024	0.24	0.065	0.10
Fiscal Year Ended September 30, 2023	0.275	0.10	0.14
Fiscal Year Ended September 30, 2022	0.45	0.10	0.20
Fiscal Year Ended September 30, 2021	1.25	0.35	0.40

Table No. 10 lists, as of February 17, 2026, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price $/Share	Expiration Date

1,250,000	0.30	October 19, 2026
100,000	0.30	December 28, 2026
5,260,000	0.20	April 11, 2027
11,405,000	0.15	April 9, 2028
2,500,000	0.35	June 21, 2028
1,099,250	0.35	June 28, 2028
556,250	0.35	July 18, 2028
1,233,500	0.35	July 31, 2029
5,000,000	0.35	August 12, 2029
11,048,373	0.56	February 10, 2029

Total 39,452,373

Table No. 10a lists, as of February 17, 2026, finder’s warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10a

Finder’s Share Purchase Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price/share	Expiration Date

79,450	0.20	October 19, 2026
43,750	0.20	December 28, 2026
69,360	0.15	July 31, 2027
354,800	0.15	August 12, 2027
292,000	0.15	April 9, 2028
414,090	0.35	December 19, 2027
1,546,772	0.40	February 10, 2029

Total 2,800,222

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

During fiscal 2025 ended September 30, 2025, the Company issued 27,225,937 common shares:

•In April 2025, the Company completed a private placement by issuing 13,500,000 common share units at a price of $0,10 for gross proceeds of $1,350,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until April 9, 2028. The Company paid $32,200 in cash finder’s fees, incurred share issue costs of $84,651, and issued 320,000 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.15 until April 9, 2028.

•In July 2025, the Company completed a private placement by issuing 2,467,000 units at a price of $0.15 per unit for gross proceeds of $370,050. Each unit consists of one common share and one-half of a common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at a price of $0.35 until July 31, 2029. The Company paid $10,404 in cash finder’s fees and issued 69,360 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.15 until July 31, 2027.

•In August 2025, the Company completed a private placement by issuing 10,000,000 charity flow-through units at a price of $0.21 per unit for gross proceeds of $2,100,000. Each unit consists of one common share and one-half of a common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at a price of $0.48 until August 12, 2029. The Company paid $54,420 in cash finder’s fees, incurred share issue costs of $82,578, and issued 362,800 finder’s warrants, with each finder’s warrant exercisable into one common share at a price of $0.15 until August 12, 2027.

•Issued 1,040,000 common shares pursuant to the exercise of warrants for proceeds of $187,000 and issued 38,937 pursuant to the exercise of 38,937 finder’s warrants for proceeds of $5,950.

•Issued 180,000 common shares at a deemed price of $0.12 per share for a total consideration of $21,600 for the acquisition of the GDR property.

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

Shares Issued for Assets Other Than Cash

During Fiscal 2025, the Company issued 180,000 common shares at a deemed price of $0.12 per share for a total consideration of $21,600 for the acquisition of the GDR property.

During Fiscal 2024, the Company issued 180,000 common shares valued at $0.22 per share for total consideration of $39,600 for the option on the GDR property.

During Fiscal 2023 no common shares were issued for assets other than cash.

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

During the fiscal year ended September 30, 2025, the Company issued 10,000,000 charity flow common shares at a price of $0.21 per unit for gross proceeds of $2,100,000.

During the fiscal year ended September 30, 2024, the Company issued 2,300,000 flow-through common shares at a price of $0.20 per share for gross proceeds of $460,000, and issued 2,500,000 charity flow-through common shares at a price of $0.225 per unit for gross proceeds of $562,500.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on March 27, 2025.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of February 10, 2026, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options Granted	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Jason Weber, President and CEO	200,000 350,000 125,000	200,000 350,000 125,000	$ 0.50 0.15 0.10	January 18, 2027 April 24, 2029 January 30, 2030

Winnie Wong, Chief Financial Officer	100,000 200,000 80,000	100,000 200,000 80,000	$ 0.50 0.15 0.10	January 18, 2027 April 24, 2029 January 30, 2030

Rob Duncan, Vice-President, Exploration	150,000 300,000 100,000	150,000 300,000 100,000	$ 0.50 0.15 0.10	January 18, 2027 April 24, 2029 January 30, 2030

Marc Blythe Director	100,000 200,000 80,000	100,000 200,00 80,000	$ 0.50 0.15 0.10	January 18, 2027 April 24, 2029 January 30, 2030

Mark T. Brown, Director	150,000 300,000 100,000	150,000 300,000 100,000	$ 0.50 0.15 0.10	January 18, 2027 April 24, 2029 January 30, 2030

Craig Lindsay, Director	100,000 200,000 80,000	100,000 200,000 80,000	$ 0.50 0.15 0.10	January 18, 2027 April 24, 2029 January 30, 2030

Employees/Consultants/ Former Directors	360,000 240,000 450,000 20,000	360,000 240,000 450,000 20,000	$ 0.50 0.15 0.15 0.10	January 18, 2027 April 24, 2029 July 2, 2029 January 30, 2030

Total Officers and Directors	2,915,000	2,915,000

Total Employees/ Consultants/Former Directors	1,070,000	1,070,000

Total Officers/Directors/ Employees and Consultants	3,985,000	3,985,000

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

Statement by Experts

The Company’s auditor for its financial statements for the fiscal year ended September 30, 2025 is DeVisser Gray LLP, Registered Chartered Professional Accountants. Their auditors’ report is included with the related financial statements.

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

The Company has a mineral exploration property located in the United States which makes its operations subject to foreign currency risk. Significant changes in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, cash flows, and financial condition. The Company has not hedged its exposure to currency fluctuations.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of September 30, 2025. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of September 30, 2025, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2025.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP for fiscal 2025 and 2024 ended September 30th are included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2025	Fiscal Year 2024

Audit Fees	$ 35,000	$ 31,900
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 35,000	$ 31,900

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

Audited Financial Statements

Independent Auditors’ Report of DeVisser Gray LLP, dated January 23, 2026.

Consolidated Statements of Financial Position at September 30, 2025 and 2024.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2025, September 30, 2024, and September 30, 2023.

Consolidated Statements of Cash Flows for the years ended September 30, 2025, September 30, 2024, and September 30, 2023.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2025, September 30, 2024, and September 30, 2023.

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

** Previously filed as an exhibit to the Company’s Form 6-K filed March 2, 2015.

*** Previously filed as an exhibit to the Company’s Form 6-K filed May 21, 2015.

SILVER NORTH RESOURCES LTD.

Consolidated Financial Statements

For the years ended September 30, 2025, 2024 and 2023

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: SNAG; Tel: 604-687-3520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Silver North Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Silver North Resources Ltd. (“the Company”), which comprise the consolidated statements of financial position as at September 30, 2025 and 2024 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2025, and a summary of material accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2025 and 2024 and its financial performance and its cash flows for each of the years in the three-year period ended September 30, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties. In the near-term, the ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Going concern uncertainty is further discussed below as a critical audit matter.

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

January 23, 2026

We have served as the Company’s auditor since 2015.

SILVER NORTH RESOURCES LTD.

Expressed in Canadian Dollars, unless otherwise stated

CONTENTS

          Page

Consolidated Financial Statements:

   Statements of Financial Position5

  Statements of Comprehensive Loss6

   Statements of Changes in Shareholders’ Equity7

   Statements of Cash Flows8

   Notes to the Financial Statements9 - 38

SILVER NORTH RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	September 30, 2025	September 30, 2024

Assets
Current assets
Cash		$1,828,062	$709,647
Receivables		75,937	38,360
Prepaid expenses		459,571	105,372
		2,363,570	853,379
Non-current assets
Exploration and evaluation assets	5	8,414,909	6,873,183
Deposits	6	13,921	75,889
		8,428,830	6,949,072

Total assets		$10,792,400	$7,802,451

Current liabilities
Accounts payable and accrued liabilities		$566,696	$498,199
Due to related parties	9	603,869	608,679
Flow-through share premium liability	7	259,245	107,997
		1,429,810	1,214,875
Shareholders' equity
Share capital	7	30,012,153	26,930,571
Reserves	7,8	4,278,290	4,131,153
Accumulated other comprehensive loss		(86,160)	(38,074)
Deficit		(24,841,693)	(24,436,074)
		9,362,590	6,587,576

Total shareholders' equity and liabilities		$10,792,400	$7,802,451

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 5,8 and15)

These consolidated financial statements are authorized for issue by the Board of Directors on January 23, 2026.

On behalf of the Board of Directors:

Director “Jason Weber”                                   Director “Mark T. Brown”

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

		Years ended September 30
	Note	2025	2024	2023

Expenses
Accounting and legal fees	9	$161,497	$158,770	$169,483
Investor relations and shareholder information	9	451,287	602,716	144,501
Office facilities and administrative services	9	18,000	18,047	18,000
Office expenses		30,705	25,624	20,271
Property investigation expenses		-	2,238	23,667
Restoration expenses		1,896	-	-
Share-based payments	8	58,372	336,735	-
Transfer agent, listing and filing fees		49,457	55,980	47,151
Travel		50,578	17,394	9,751
Wages, benefits and consulting fees	9	140,400	179,333	194,233
		(962,192)	(1,396,837)	(627,057)

Interest income and other income		10,493	9,289	2,376
Fair value gain on marketable securities	4	-	7,500	76,985
Flow-through share premium recovery		448,752	54,503	4,221
Foreign exchange gain (loss)		26,606	(1,101)	128
Gain (loss) on sale of marketable securities	4	-	8,625	(30,052)
Proceeds received in excess of exploration and evaluation asset costs	5	60,309	3,986	133,008
Other income		-	-	27,000
Write-down of exploration and evaluation assets	5	-	(717,378)	(338,943)
Write-down of VAT receivables		-	-	(42,706)
Write-down of accounts payable		10,413	-	-
Net loss for the year		$(405,619)	$(2,031,413)	$(795,040)

Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiaries		(48,086)	30	(22,578)
Total comprehensive loss for the year		$(453,705)	$(2,031,383)	$(817,618)
Basic and diluted loss per common share		$(0.01)	$(0.05)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted		56,060,308	40,645,267	31,838,036

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

		Share Capital			Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2022		31,790,134	$ 24,869,917	$ -	$ 2,498,092	$ 791,848	$ 455,246	$ (15,526)	$ (21,609,621)	$ 6,989,956
Share subscription	7(c)(ii)	-	-	85,000	-	-	-	-	-	85,000
Exercise of warrants	7(c)(i)	87,860	21,965	-	-	-	-	-	-	21,965
Net loss		-	-	-	-	-	-	(22,578)	(795,040)	(817,618)
Balance, September 30, 2023		31,877,994	24,891,882	85,000	2,498,092	791,848	455,246	(38,104)	(22,404,661)	6,279,303
Private placements	7(c)(ii)(iii)(iv)	15,655,500	2,454,255	-	-	23,125	-	-	-	2,477,380
Flow-through share premium	7(c)(v)	-	(162,500)	-	-	-	-		-	(162,500)
Share subscription	7(c)(ii)	-	-	(85,000)	-	-	-	-	-	(85,000)
Share issue costs	7(c)(ii)(iii)(v)	-	(292,666)	-	-	-	26,107	-	-	(266,559)
Acquisition of exploration and evaluation assets	7(c)(iv)	180,000	39,600	-	-	-	-		-	39,600
Share-based payments	8(a)	-	-	-	336,735	-	-		-	336,735
Net loss		-	-	-	-	-	-	30	(2,031,413)	(2,031,383)
Balance, September 30, 2024		47,713,494	26,930,571	-	2,834,827	814,973	481,353	(38,074)	(24,436,074)	6,587,576
Private placements	7(c)(vi)(viii)(ix)	25,967,000	3,820,050	-	-	-	-	-	-	3,820,050
Flow-through share premium	7(c)(ix)	-	(600,000)	-	-	-	-	-	-	(600,000)
Share issue costs	7(c)(vi)(viii)(ix)	-	(355,663)		-	-	91,410	-	-	(264,253)
Acquisition of exploration and evaluation assets	7(c)(vii)	180,000	21,600	-	-	-	-	-	-	21,600
Exercise of finder’s warrants	7(c)(x)	38,937	8,595	-	-	-	(2,645)	-	-	5,950
Exercise of warrants	7(c)(x)	1,040,000	187,000	-	-	-	-	-	-	187,000
Share-based payments	8(a)	-	-	-	58,372	-	-	-	-	58,372
Net loss		-	-	-	-	-	-	(48,086)	(405,619)	(453,705)
Balance, September 30, 2025		74,939,431	$ 30,012,153	$ -	$ 2,893,199	$ 814,973	$ 570,118	$ (86,160)	$ (24,841,693)	$ 9,362,590

On August 14, 2023, the Company effected a consolidation of its issued share capital on a five pre-consolidation common shares for one new common share basis.  All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Years ended September 30
	2025	2024	2023
Cash flows from (used in) operating activities
Net loss for the year	$(405,619)	$(2,031,413)	$(795,040)
Items not affecting cash:
Fair value gain on marketable securities	-	(7,500)	(76,985)
Flow-through share premium recovery	(448,752)	(54,503)	(4,221)
(Gain) loss on sale / transfer of marketable securities	-	(8,625)	30,052
Other income	-	-	(27,000)
Proceeds received in excess of exploration and evaluation asset costs	(60,309)	(1,286)	(133,008)
Share-based payments	58,372	336,735	-
Write-down of exploration and evaluation assets	-	717,378	338,943
Write-down of VAT receivables	-	-	42,706
Write-down of accounts payable	(10,413)	-	-

Changes in non-cash working capital items:
Receivables	(37,287)	(21,287)	65,875
VAT Receivables	-	-	(198)
Prepaid expenses	(111,199)	(41,175)	72,156
Accounts payable and accrued liabilities	(5,330)	(114,574)	147,863
Due to related parties	(89,801)	(73,979)	203,085
Funds held for optionee	-	-	(234,081)
Net cash (used in) operating activities	(1,110,338)	(1,300,229)	(369,853)

Cash flows from (used in) investing activities
Proceeds from sale of marketable securities	-	20,625	216,232
Deposits	64,640	5,444	12,224
Exploration and evaluation assets, net of recoveries	(1,545,665)	(369,274)	(452,748)
Net cash (used in) investing activities	(1,481,025)	(343,205)	(224,292)

Cash flows from financing activities
Share subscriptions received	-	-	85,000
Proceeds from issuance of common shares	3,820,050	2,392,380	-
Proceeds from exercise of warrants	187,000	-	21,965
Proceeds from exercise of finder’s warrants	5,950	-	-
Share issue costs	(255,003)	(172,560)	-
Net cash provided by financing activities	3,757,997	2,219,820	106,965

Effect of exchange rate changes on cash	(48,219)	(1,942)	(14,791)

Change in cash for the year	1,118,415	574,444	(501,971)
Cash, beginning of the year	709,647	135,203	637,174
Cash, end of the year	$1,828,062	$709,647	$135,203
Cash comprised of:
Cash	$1,828,062	$709,647	$135,203
	$1,828,062	$709,647	$135,203

Supplemental disclosure with respect to cash flows (Note 10)

Cash includes $907,358 (2024 - $373,836; 2023 - $nil) held to pay for flow-through expenditures. Amounts of $243,000 (2024 - $50,000; 2023 - $nil) included in prepaid expenses and $543,002 (2024 - $385,850; 2023 - $nil) included in accounts payable and accrued liabilities also relate to flow-through expenditures incurred or to be incurred.

See accompanying notes to the consolidated financial statements

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

As at September 30, 2025, the Company had working capital of $933,760 (September 30, 2024 - working capital deficiency of $361,496), inclusive of a flow-through share premium liability of $259,245 (September 30, 2024: $107,997).

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2025 reporting period. The Company has not early adopted the new and revised standards, amendments and interpretations that have been issued but are not yet effective:

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

3.MATERIAL ACCOUNTING POLICY INFORMATION

Basis of Presentation

The consolidated financial statements of the Company include the accounts of Silver North Resources Ltd. and the following entities:

Name of Subsidiaries	% of ownership	Jurisdiction	Principal Activity
Alianza Holdings Ltd.	100%	Canada	Holding Company
Canadian Shield Explorations (Int’l) Ltd.	100%	Canada	Holding Company
Estrella Gold Peru S.A.C.(2)	100%	Peru	Exploration Company
Estrella Gold DR, S.R.L. (1)	100%	Dominican Republic	Holding Company
Tarsis Resources US Inc.	100%	Nevada, USA	Holding Company
Yanac Minera Peru S.A.C. (2)	100%	Peru	Exploration Company

(1)Estrella Gold DR. S.R.L. is in the process of being wound up.

(2)The Company is also arranging the wind-up of these two entities in Peru.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

As at September 30, 2025, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

Significant judgments

The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

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

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION – continued

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Common shares issued for consideration other than cash are valued based on their market value at the date the shares are issued.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

4.MARKETABLE SECURITIES

On February 3, 2022, the Company received 1,000,000 shares of Volt Lithium Corp. (formerly known as Allied Copper Corp.) (“Volt” or “Allied”) valued at $225,000 pursuant to an option agreement entered into in 2021 for the Klondike property.  On September 8, 2022, the Company received 250,000 Allied shares valued at $42,500 pursuant to an option agreement entered into in 2022 for the Stateline property.

On August 8, 2022, the Company paid the finders for the Klondike property by transferring 94,293 Allied shares at a value of $20,800 (US$16,000) with a loss on the transfer of Allied shares of $416 recognized. During the year ended September 30, 2023, the remaining 1,155,707 Allied shares were sold for proceeds of $216,232, with the Company realizing a $30,052 loss on disposal.

On March 29, 2023, the Company received 75,000 shares of Highlander Silver Corp. (“Highlander”) valued at $12,000 pursuant to a data purchase agreement. In October 2023, Highlander completed a share consolidation on a two pre-consolidation common shares for one new common share basis, resulting in the Company holding 37,500 Highlander shares. During the year ended September 30, 2024, 37,500 Highlander shares were sold for proceeds of $20,625, with the Company realizing a $8,625 gain on disposal.

The shares were measured and presented at fair value using the observable market share price as at the dates of the statements of financial position. The gain or loss as a result of the re-measurement was recorded in profit and loss.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

4.MARKETABLE SECURITIES – continued

	September 30, 2025	September 30, 2024
Net changes in fair value of marketable securities through profit and loss:
Beginning of the year	$-	$4,500
Shares sold	-	(20,625)
Realized gain	-	8,625
Change in unrealized gain	-	7,500
Value at September 30, 2025 and 2024	$-	$-

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

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS - continued

	Haldane	Tim	Others – Maintained	Total

Balance at September 30, 2024	$5,686,215	$-	$1,186,968	$6,873,183

Additions during the year
Acquisition costs:
Property acquisition	-	-	27,600	27,600
	-	-	27,600	27,600

Exploration expenditures:
Aircraft charter	-	-	17,188	17,188
Camp, travel and meals	150,470	-	10,155	160,625
Community relations	1,350	-	-	1,350
Drilling	1,107,058	-	-	1,107,058
Field equipment rental	1,800	-	-	1,800
Field supplies and maps	225	-	-	225
Geochemical	12,574	-	-	12,574
Geological consulting	147,735	17,462	37,526	202,723
Geophysics	13,675	-	-	13,675
Licence and permits	273	-	8,028	8,301
Permitting	-	-	6,069	6,069
	1,435,160	17,462	78,966	1,531,588
Less:
Option payments received	-	(75,000)	(2,771)	(77,771)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income	-	57,538	2,771	60,309

Net additions	1,435,160	-	106,566	1,541,726

Balance at September 30, 2025	$7,121,375	$-	$1,293,534	$8,414,909

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS - continued

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

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

As of September 30, 2025, the Company had spent $7,121,375 (September 30, 2024 - $5,686,215) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(b)Tim

On January 24, 2020, subsequently amended on December 5, 2023 and on December 12, 2025, the Company entered into an option agreement with a subsidiary of Coeur Mining Inc. (“Coeur”) for Coeur to acquire the Company’s wholly-owned Tim property located in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by completing item numbers 1 to 7 per the table below:

	Date/Period	Expenditures	Option Payment
1	On the Effective Date	None	$10,000 (received)
2	On or before 1st anniversary of the Class 1 Notification Date	$50,000 (completed)	$15,000 (received)
3	On or before 2nd anniversary of the Class 1 Notification Date	-	$25,000 (received)
4	By December 31, 2023	-	$50,000 (received)
5	By December 31, 2024	$700,000 (completed)	$75,000 (received)
6	By December 31, 2025	-	$50,000 (subsequently received)
7	By December 31, 2026	$1,100,000	$100,000
8	By December 31, 2027	$1,353,073	$100,000
9	On or before the 8th anniversary of the Class 1 Notification Date	-	$100,000

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

During the year ended September 30, 2025, Coeur was invoiced $nil (2024 - $9,750) (received) for reimbursements related to the Tim property.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

During the year ended September 30, 2025, Nevada Canyon paid the Company US$2,000 (2024 – US$2,000) for the annual payment.

ii. GDR (Yukon)

On May 9, 2024, the Company entered into an option agreement to earn a 100% interest in the GDR property in southern Yukon under the following terms:

Date/Period	Cash	Shares
On the Closing Date (5 business days following TSX Venture Exchange’s approval) **	$6,000 (paid)	180,000 (issued)
On or before 1st anniversary of the Closing Date	$6,000 (paid)	180,000 (issued)
On or before 2nd anniversary of the Closing Date	$20,000	240,000
On or before 3rd anniversary of the Closing Date	$30,000	240,000
On or before 4th anniversary of the Closing Date	$40,000	720,000

** Closing Date is defined as May 29, 2024.

On exercise of the option, the GDR property will be subject to a Net Smelter Return (NSR) royalty of 2.4%, 0.9% of which can be purchased for $2,000,000 by the Company until 6 months after the start of production.

As of September 30, 2025, the Company had spent $147,497 (September 30, 2024 - $48,959) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

As of September 30, 2025, the Company had spent $1,146,037 (September 30, 2024 - $1,138,009) on advancing these properties, net of recoveries.

iv.Peru

The Company holds a 1.08% Net Smelter Royalty on the Pucarana project located in central Peru.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

ii.Klondike (Colorado)

During fiscal 2021, the Company acquired the Klondike property by staking a 100% interest in this property in Colorado. In August 2024, the Company transferred the Klondike claims back to original owner and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company wrote off $8,922 of capitalized exploration and evaluation costs.

iii.Stateline (Colorado and Utah)

During fiscal 2021, the Company acquired the Stateline property by staking a 100% interest in this property in Colorado and Utah. In August 2024, the Company transferred the Stateline claims back to original owner and relinquished any other commitments to this property. During the year ended September 30, 2024, the Company recovered $2,067 of capitalized exploration and evaluation costs.

6.DEPOSITS

As of September 30, 2025, the Company has a US$10,000 ($13,921) performance bond with the State of Colorado Board of Land Commissioners (September 30, 2024 – US$56,218 ($75,889)). Subsequent to September 30, 2025, the Company received US$10,000 performance bond refund from Colorado Board of Land Commissioners.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

7.SHARE CAPITAL

a)Authorized:

As at September 30, 2025, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)Share consolidation:

On August 14, 2023, the Company effected a consolidation of its issued share capital on a five pre-consolidation common shares for one new common share basis.  All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

c)Issued:

During the year ended September 30, 2023, the Company:

i)Issued common shares pursuant to the exercise of 87,860 warrants for cash proceeds of $21,965.

During the year ended September 30, 2024, the Company:

ii)Completed a non-brokered private placement in two tranches closing October 19, 2023 and December 28, 2023 by issuing 2,700,000 non-flow-through units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $540,000 and 2,300,000 flow-through shares (“FT Share”) at a price of $0.20 per FT Share for gross proceeds of $460,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.30. Under the residual value approach, $12,000 was assigned to the warrant component of the Units. In connection with the financing, the Company paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The value of the finder’s warrants was determined to be $16,293 and was calculated using the Black-Scholes option pricing model. The Company incurred additional share issue costs of $61,205 in connection with this financing.

iii)On April 11, 2024, the Company completed a non-brokered private placement by issuing 6,500,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $650,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.20. In connection with the financing, the Company paid $28,210 in cash finder’s fees and another $45,102 paid in cash was also included as share issue costs.

iv)Issued 180,000 common shares to the optionors at a price of $0.22 per share for a total consideration of $39,600 to pay for the GDR property (Note 5(c)(ii)).

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

7.SHARE CAPITAL – continued

c)Issued: – continued

v)On June 21, 2024, the Company completed the first tranche of a non-brokered private placement by issuing 2,500,000 charity flow-through units (“CFT Unit”) at a price of $0.225 per CFT Unit for gross proceeds of $562,500. Each CFT Unit consists of one common share and one common share purchase warrant. On June 28, 2024, the Company completed the second tranche of a non-brokered private placement by issuing 1,099,250 non-flow-through units (“NFT Units”) at a price of $0.16 per NFT Unit for gross proceeds of $175,880. Each NFT Unit consists of one common share and one common share purchase warrant. On July 18, 2024, the Company completed the third tranche of a non-brokered private placement by issuing 556,250 NFT Units for gross proceeds of $89,000. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. Under the residual value approach, $11,125 was assigned to the warrant component of the NFT Units. The Company recorded a flow-through premium liability of $162,500 in connection with this financing.

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

During the year ended September 30, 2025, the Company:

vi)On April 9, 2025, the Company completed a non-brokered private placement by issuing 13,500,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,350,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.15. In connection with the financing, the Company paid $32,200 in cash finder’s fees and issued 320,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.15 until April 9, 2028. The value of the finder’s warrants was determined to be $22,691 and was calculated using the Black-Scholes option pricing model. Another $84,651 paid in cash was also included as share issue costs.

vii)Issued 180,000 common shares to the optionors at a price of $0.12 per share for a total consideration of $21,600 to pay for the GDR property (Note 5(c)(ii)).

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

7.SHARE CAPITAL – continued

c)Issued: – continued

viii)On July 31, 2025, the Company completed a non-brokered private placement by issuing 2,467,000 units (“HD Units”) at a price of $0.15 per HD Unit for gross proceeds of $370,050. Each HD Unit consists of one common share and one-half common share purchase warrant. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. In connection with the financing, the Company paid $10,404 in cash finder’s fees and issued 69,360 finder’s warrants exercisable into one common share at a price of $0.15 until July 31, 2027. The value of the finder’s warrants was determined to be $11,542 and was calculated using the Black-Scholes option pricing model.

ix)On August 12, 2025, the Company completed a non-brokered private placement by issuing 10,000,000 charity flow-through units (“CFT Units”) at a price of $0.21 per CFT Unit for gross proceeds of $2,100,000. Each CFT Unit consists of one common share and one-half common share purchase warrant. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. In connection with the financing, the Company paid $54,420 in cash finder’s fees and issued 362,800 finder’s warrants exercisable into one common share at a price of $0.15 until August 12, 2027. The value of the finder’s warrants was determined to be $57,177 and was calculated using the Black-Scholes option pricing model. Another $82,578 paid in cash was also included as share issue costs. The Company recorded a flow-through premium liability of $600,000 in connection with this financing.

x)Issued common shares pursuant to the exercise of 1,040,000 warrants and 38,937 finder’s warrants for cash proceeds of $192,950.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2025 are summarized as follows:

Expiry date		Exercise price	September 30, 2024	Granted	Exercised	Expired / cancelled	September 30, 2025
October 15, 2025	(a)	$0.70	401,000	-	-	-	401,000
January 18, 2027		$0.50	1,160,000	-	-	-	1,160,000
April 24, 2029	(b)	$0.15	1,860,000	-	-	-	1,860,000
July 2, 2029		$0.15	450,000	-	-	-	450,000
January 28, 2030	(c)	$0.10	-	605,000			605,000
Options outstanding			3,871,000	605,000	-	-	4,476,000
Options exercisable			3,683,500	605,000	-	-	4,476,000
Weighted average exercise price			$0.31	$0.10	$Nil	$Nil	$0.28

(a)Subsequently, 401,000 stock options expired unexercised.

(b)Subsequently, 70,000 stock options were exercised.

(c)Subsequently, 20,000 stock options were exercised.

As at September 30, 2025, the weighted average contractual remaining life of options is 2.79 years (September 30, 2024 – 3.54 years; September 30, 2023 – 2.64 years).  The weighted average fair value of stock options granted during the year ended September 30, 2025 was $0.08 (2024 - $0.15; 2023 - $nil).

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

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Risk-free interest rate	2.90%	3.52% - 3.72%	n/a
Expected life	5 years	5 years	n/a
Expected volatility	122.94%	142.43% - 142.96%	n/a
Expected dividend yield	nil	nil	n/a

b)Warrants

On August 14, 2023, the Company’s warrants were consolidated on a 5 for 1 basis and the warrant quantities and exercise prices are reflected as such (Note 7(b)).

The continuity of warrants for the year ended September 30, 2025 is as follows:

Expiry date		Exercise price	September 30, 2024	Issued	Exercised	Expired	September 30, 2025
March 15, 2025		$0.50	87,860	-	-	(87,860)	-
May 19, 2025		$0.625	1,000,000	-	-	(1,000,000)	-
October 19, 2026		$0.30	1,250,000	-	-	-	1,250,000
December 28, 2026		$0.30	100,000	-	-	-	100,000
April 11, 2027	(a)	$0.20	6,500,000	-	(620,000)	-	5,880,000
June 21, 2028		$0.35	2,500,000	-	-	-	2,500,000
June 28, 2028		$0.35	1,099,250	-	-	-	1,099,250
July 18, 2028		$0.35	556,250	-	-	-	556,250
April 9, 2028	(b)	$0.15	-	13,500,000	(420,000)	-	13,080,000
July 31, 2029		$0.35	-	1,233,500			1,233,500
August 12, 2029		$0.35	-	5,000,000			5,000,000
Outstanding			13,093,360	19,733,500	(1,040,000)	(1,087,860)	30,699,000
Weighted average exercise price			$0.29	$0.21	$0,18	$0.61	$0.23

(a) Subsequently, 620,000 warrants were exercised.

(b) Subsequently, 1,575,000 warrants were exercised.

As at September 30, 2025, the weighted average contractual remaining life of warrants is 2.57 years (September 30, 2024 – 2.71 years; September 30, 2023 – 1.62 years).

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

b)Warrants – continued

The continuity of warrants for the year ended September 30, 2024 is as follows:

Expiry date	Exercise price	September 30, 2023	Issued	Exercised	Expired	September 30, 2024
May 19, 2025	$0.625	1,000,000	-	-	-	1,000,000
March 15, 2025	$0.50	87,860	-	-	-	87,860
October 19, 2026	$0.30	-	1,250,000	-	-	1,250,000
December 28, 2026	$0.30	-	100,000	-	-	100,000
April 11, 2027	$0.20	-	6,500,000	-	-	6,500,000
June 21, 2028	$0.35	-	2,500,000	-	-	2,500,000
June 28, 2028	$0.35	-	1,099,250	-	-	1,099,250
July 18, 2028	$0.35	-	556,250	-	-	556,250
Outstanding		1,087,860	12,005,500	-	-	13,093,360
Weighted average exercise price		$0.61	$0.26	$Nil	$Nil	$0.29

The continuity of warrants for the year ended September 30, 2023 is as follows:

Expiry date		Exercise price	September 30, 2022	Issued	Exercised	Expired	September 30, 2023
October 9, 2022		$1.00	767,037	-	-	(767,037)	-
March 15, 2023	(a)	$0.25	3,820,000	-	(87,860)	(3,732,140)	-
May 19, 2025		$0.625	1,000,000	-	-	-	1,000,000
March 15, 2025	(b)	$0.50	-	87,860	-	-	87,860
Outstanding			5,587,037	87,860	(87,860)	(4,499,177)	1,087,860
Weighted average exercise price			$0.59	$0.50	$0.25	$0.38	$0.61

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

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

c)Finder’s warrants

On August 14, 2023, the Company’s finder’s warrants were consolidated on a 5 for 1 basis and the finder’s warrant quantities and exercise prices are reflected as such (Note 7(b)).

The continuity of finder’s warrants for the year ended September 30, 2025 is as follows:

Expiry date		Exercise price	September 30, 2024	Issued	Exercised	Expired	September 30, 2025
June 21, 2025		$0.16	105,000	-	-	(105,000)	-
June 28, 2025		$0.16	10,500	-	-	(10,500)	-
July 18, 2025		$0.16	10,937	-	(10,937)	-	-
October 19, 2026		$0.20	79,450	-	-	-	79,450
December 28, 2026		$0.20	43,750	-	-	-	43,750
April 9, 2028		$0.15	-	320,000	(28,000)	-	292,000
July 31, 2027		$0.15	-	69,360	-		69,360
August 12, 2027	(a)	$0.15	-	362,800	-		362,800
Outstanding			249,637	752,160	(38,937)	(115,500)	847,360
Weighted average exercise price			$0.18	$0.15	$0.15	$0.16	$0.16

(a) Subsequently, 8,000 warrants were exercised.

As at September 30, 2025, the weighted average contractual remaining life of finder’s warrants is 1.98 years (September 30, 2024 – 1.42 years; September 30, 2023 – nil years).

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

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

c)Finder’s warrants - continued

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Risk-free interest rate	2.64% - 2.76%	3.39% - 4.54%	n/a
Expected life	2 years – 3 years	1– 3 years	n/a
Expected volatility	116.94% - 133.23%	120.44% - 130.18%	n/a
Expected dividend yield	nil	nil	n/a

9.RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2025

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 9,963	$ 171,963
Rob Duncan VP of Exploration	$ 150,000	$ Nil	$ Nil	$ Nil	$ 7,970	$ 157,970
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,970	$ 7,970
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376

For the year ended September 30, 2024

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ 53,851	$ 215,851
Rob Duncan VP of Exploration	$ 126,724	$ Nil	$ Nil	$ Nil	$ 46,158	$ 172,882
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,772	$ 30,772
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,772	$ 30,772
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 46,158	$ 46,158
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,772	$ 30,772

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS - continued

For the year ended September 30, 2023

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 162,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 162,000
Rob Duncan VP of Exploration	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

Related party transactions and balances

		Years ended			Balance due
	Services	September 30, 2025	September 30, 2024		As at September 30, 2025		As at September 30, 2024
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$171,963		$215,851	$	Nil	$	Nil
Rob Duncan	Consulting fee and share-based payment	$157,970		$172,882	$	Nil	$	Nil
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$242,565		$224,507		$524,341		$606,564
Mark Brown	Expenses reimbursement and share-based payment	$63,025		$78,882	$	Nil	$	Nil
Marc G. Blythe	Expenses reimbursement and share-based payment	$6,376		$32,792	$	Nil		$2,115
Banyan Gold Corp (b)	Exploration services	$140,983	$	Nil		$79,528	$	Nil
TOTAL:		$782,882		$724,914		$603,869		$608,679

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b) Marc G. Blythe, the director of Banyan Gold Corp., is a director of the Company.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2025 were as follows:

•As at September 30, 2025, a total of $467,261 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•As at September 30, 2025, a total of $75,741 in exploration and evaluation asset costs was included in due to related parties;

•As at September 30, 2025, a total of $243,000 advance for exploration and evaluation costs was included in prepaid expenses;

•As at September 30, 2025, a total of $136,000 in share issue costs was included in due to related parties;

•The Company recorded $21,600 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets;

•The Company recorded $91,410 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed; and

•The Company reclassified $2,645 of finder’s warrants to share capital.

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

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

11.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2025	September 30, 2024
Non-current assets
USA	$13,921	$75,889
Canada	8,414,909	6,873,183
	$8,428,830	$6,949,072

12.INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2025	2024

Loss before income taxes	$(405,619)	$(2,031,413)

Expected income tax recovery	$(109,000)	$(507,000)
Permanent differences	(104,000)	77,000
Share issue costs	(71,000)	(72,000)
Effect of flow through amounts	423,000	175,000
Change in unrecognized deductible temporary differences	(139,000)	327,000
Total deferred income tax (recovery) expense	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2025	Expiry Date Range	2024	Expiry Date Range
Temporary Differences	$		$
Exploration and evaluation assets	(2,402,000)	No expiry date	(796,000)	No expiry date
Property and equipment	-	No expiry date	-	No expiry date
Share issue costs	375,000	2026 to 2029	291,000	2025 to 2028
Allowable capital losses	3,787,000	No expiry date	3,787,000	No expiry date
Non-capital losses available for future periods	22,257,000	2026 to 2045	21,190,000	2025 to 2044

Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures are renounced to the investors. At September 30, 2025, the Company has an obligation for future flow-through expenditures of $907,358 (2024: $373,836).

Tax attributes are subject to review, and potential adjustment, by tax authorities.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

13.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the US dollar and the Peruvian nuevo sol over the Canadian dollar would change the results of operations by approximately $2,200.

(b)Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company had sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)  Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2025, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits. Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

13. FINANCIAL INSTRUMENTS – continued

(d)  Market risk – continued

i)Interest rate risk

As at September 30, 2025, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash. Should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at September 30, 2025	Level 1	Level 2	Level 3	Total
Assets:
Cash	$1,828,062	$-	$-	$1,828,062

As at September 30, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	$709,647	$-	$-	$709,647

SILVER NORTH RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remained unchanged during the year ended September 30, 2025.

15.EVENTS AFTER THE REPORTING PERIOD

(a)Subsequent to September 30, 2025, 90,000 stock options, 2,195,000 warrants, and 8,000 finder’s warrants were exercised, resulting in gross proceeds of $373,950.

(b)On December 19, 2025, the Company completed a non-brokered private placement by issuing 6,430,000 flow-through shares (the “FT Share”) at a price of $0.35 per FT Share for gross proceeds of $2,250,500. Each FT Share will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”).  In connection with the financing, the Company paid $144,931 in cash finder’s fees and issued 414,090 finder’s warrants, each of which is exercisable into one common share at a price of $0.35 until December 19, 2027.

(c)On January 15, 2026 and January 16, 2026, the Company announced that it had entered into an agreement with Red Cloud Securities Inc. (“Red Cloud”) to act as sole agent and bookrunner in connection with a “best efforts” private placement (the “Marketed Offering”) for aggregate gross proceeds of up to $10,584,000 from the sale of (i) up to 5,000,000 units of the Company (the “Units”) at a price of $0.40 per Unit and (ii) up to 15,328,572 flow-through units of the Company to be sold to charitable purchasers (the “Charity FT Units”, and together with the Units, the “Offered Securities”) at a price of $0.56 per Charity FT Unit.

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Charity FT Unit will consist of one common share of the Company to be issued as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (each, a “FT Share”) and one-half of one Warrant. Each whole Warrant shall entitle the holder to purchase one common share of the Company at a price of $0.56 at any time after the 60th day following the Closing Date (as herein defined) to the date that is on or before that date which is 36 months after the Closing Date.

The Company has also granted Red Cloud an option, exercisable in full or in part up to 48 hours prior to the closing of the Marketed Offering, to sell up to an additional $1,000,000 in any combination of Units and Charity FT Units at their respective offering prices (the “Agent’s Option”). The Marketed Offering and the securities issuable upon exercise of the Agent’s Option shall be collectively referred to as the “Offering”.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver North Resources Ltd.

Registrant

Dated: February 26, 2026	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer